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As filed with the Securities and Exchange Commission on August 18, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AES GENER S.A.
(Exact name of Registrant as specified in its charter)

AES GENER INCORPORATED
(Translation of Registrant's name into English)

Republic of Chile (State or other jurisdiction of incorporation or organization)	4991 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

Mariano Sánchez Fontecilla 310
Piso 3, Las Condes
Santiago
Republic of Chile
(56) (2) 686-8900
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

CT Corporation System
111 Eighth Ave.
New York, New York 10011
(1-800-223-7564)
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Marc M. Rossell, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum aggregate offering price per unit (1)	Proposed maximum aggregate offering (1)	Amount of registration fee

7.50% Exchange Note due 2014 (1)	$400,000,000	100%	$400,000,000	$50,680

(1)
The notes are being offered (i) in exchange for 7.50% Notes due 2014 previously sold in transactions exempt from registration under the Securities Act of 1933 and (ii) upon certain resales of the notes by broker-dealers. The registration fee was computed based on total face value of the 7.50% Notes due 2014 solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 18, 2004

PROSPECTUS

AES Gener S.A.

Offer to Exchange
US$400,000,000
7.50% Senior Notes due 2014
that have been registered under the Securities Act of 1933
for
any and all outstanding 7.50% Senior Notes due 2014
that have not been registered under the Securities Act of 1933

The New Notes

  •
  The terms of the new notes are identical to those of the old notes, except that the new notes have been registered under the Securities Act, and will not contain terms with respect to transfer restrictions. In addition, following completion of this exchange offer, none of the old notes will be entitled to the benefits of the registration rights agreement relating to contingent increases in the interest rates applicable to the old notes.

  •
  We will pay interest on the new notes on March 25 and September 25 of each year. The new notes will mature on March 25, 2014.

  •
  The new notes will not be redeemable prior to maturity except as provided herein. The new notes will rank equally in right of payment with our other senior indebtedness.

The Exchange Offer

  •
  The exchange offer will expire at 5:00 p.m., New York City time, on                           , 2004 unless extended.

  •
  We will exchange all old notes that are validly tendered and not validly withdrawn.

  •
  You may withdraw tenders of old notes at any time before 5:00 p.m., New York City time, on the date of the expiration of the exchange offer.

  •
  We will pay the expenses of the exchange offer.

  •
  We will not receive any proceeds from the exchange offer.

  •
  No dealer-manager is being used in connection with the exchange offer.

  •
  The exchange of old notes for new notes will not be a taxable exchange for U.S. federal income tax purposes.

        See "Risk Factors" beginning on page 15 for a discussion of factors that you should consider in connection with this exchange offer and an exchange of old notes for new notes. We are not asking you for a proxy, and you are requested not to send us a proxy.

        Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is accurate or complete or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                           , 2004

TABLE OF CONTENTS

Summary	1
Risk Factors	15
Presentation of Financial Information and Other Data	31
Calculation of Economic Interest	33
Technical Terms	33
Statistical Information	34
Special Note About Forward-Looking Statements	35
Exchange Rates	36
Exchange Controls	38
Use of Proceeds	39
Corporate Structure	40
Our Recent Debt Restructuring Plan	42
Capitalization	45
Ratio of Earnings to Fixed Charges	47
Selected Consolidated Financial and Operating Data	48
Management's Discussion and Analysis of Financial Condition and Results of Operations	51
Business	98
Regulation of Electricity Generation in Chile, Colombia, Argentina and the Dominican Republic	121
Management, Corporate Governance and Employees	138
Principal Shareholders	146
Related Party Transactions	148
The Exchange Offer	149
Description of the New Notes	159
Taxation	195
Plan of Distribution	200
Legal Matters	201
Experts	201
Enforcement of Civil Liabilities	201
Where You Can Find More Information	202
Index to Consolidated Financial Statements	F-1

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from the information contained in this prospectus. We are offering the new notes only in jurisdictions where offers are permitted. This prospectus does not constitute an offer or solicitation to exchange any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer.

        This prospectus has been prepared by us solely for use in connection with the exchange offer. We make no representation to you regarding the legality of the exchange offer. You should consult with your own advisors as to legal, tax, business, financial and related aspects of the exchange offer. You must comply with all laws applicable in any place in which you participate in the exchange offer or buy, offer or sell the new notes or possess or distribute this prospectus, you must obtain all applicable consents and approvals, and we shall have no responsibility for any of the foregoing legal requirements.

i

        Each broker-dealer that receives new notes for its own account under the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer for resales of new notes received in exchange for original notes that had been acquired as a result of market-making or other trading activities. We have agreed that, for a period of 60 days after the expiration date of the exchange offer, we will make this prospectus, as it may be amended or supplemented, available to any broker-dealer for use in connection with any such resale. Any broker-dealers required to use this prospectus and any amendments or supplements to this prospectus for resales of the new notes must notify us of this fact by checking the box on the letter of transmittal requesting additional copies of these documents. Notwithstanding the foregoing, we are entitled under the registration rights agreements to suspend the use of this prospectus by broker-dealers under specified circumstances. See "Plan of Distribution".

ii

SUMMARY

        This summary highlights information contained elsewhere in this prospectus. It does not contain all the information that you may consider important in making your investment decision. Therefore, you should read the entire prospectus carefully, including in particular the "Risk Factors" section and the consolidated financial statements and the related notes appearing elsewhere in this prospectus. In this prospectus, unless the context requires otherwise, the term "AES Gener" refers to AES Gener S.A. and the terms "we", "us" and "our" refer to AES Gener and its subsidiaries on a consolidated basis.

THE COMPANY

General

        We believe that we have the most diverse generation portfolio among the major power generation companies in Chile and are the country's second largest electricity generation company based on our operating revenues and generating capacity. Because we have hydroelectric, combined-cycle, coal, peaking diesel and biomass facilities, our plants are well distributed across the dispatch curve. This diverse portfolio allows us to operate our facilities competitively in order to obtain supply contracts and to effectively manage such contractual obligations even under adverse hydrological and pricing conditions. We also believe that our position as Chile's most diversified electricity generator confers additional competitive benefits. For example, we can satisfy the energy requirements of our contractual commitments in wet years by purchasing the majority of our energy requirements at low spot prices. At the same time, our significant thermoelectric capacity mitigates the impact of high-energy spot prices in dry years. In addition, our hydroelectric generating capacity, as opposed to the vast majority of the other hydroelectric plants in Chile, is predominantly run-of-the-river and operates under high load factors even during relatively dry years.

        As of June 30, 2004, we and our 50% owned equity-method investee, Empresa Eléctrica Guacolda S.A., or Guacolda, accounted for approximately 20.6% of the total generating capacity in the Sistema Interconectado Central, or SIC, which serves central Chile from Rada Paposo in the north (Second Region) to Isla Grande de Chiloé in the south (Tenth Region). More than 90% of the country's population lives in this region, which includes the densely populated Santiago Metropolitan Region. As of June 30, 2004, through our subsidiaries, Norgener S.A., or Norgener, and TermoAndes S.A., or TermoAndes, we accounted for approximately 25.3% of the total generating capacity in the Sistema Interconectado del Norte Grande, or SING. The SING is the interconnected system that serves the northern part of Chile from Tarapacá (First Region) to Antofagasta (Second Region). Mining industry consumption prevails over residential consumption in the SING, and thermoelectric facilities accounted for 99.6% of the region's nominal generation capacity in 2003. We are also engaged, directly or through equity-method investees, in:

  •
  electricity generation in Colombia, Argentina and the Dominican Republic, and

  •
  coal mining in Colombia.

        As of March 31, 2004, our consolidated total assets were Ch$1,682,894 million (approximately US$2,730 million). In the first quarter of 2004, we reported consolidated operating income of Ch$30,176 million (approximately US$49.0 million) and consolidated net income of Ch$10,600 million (approximately US$17.2 million).

Business Overview

  Generation

        Chile.    As of June 30, 2004, we and our equity-method investee, Guacolda, had 1,804 MW of nominal capacity in Chile, which consisted of:

  •
  1,533 MW of primarily thermoelectric capacity, comprised of 974 MW of coal-fired capacity, 379 MW of combined-cycle capacity, 36 MW of forestry waste cogeneration capacity (18.8 MW of which produces steam and not electricity) and 144 MW of gas/oil turbine-fired capacity; and

  •
  271 MW of run-of-the-river hydroelectric capacity.

        Demand for electrical energy in Chile's two major power grids, based on gross generation, grew in 2003 by 5.4% in the SIC and 9.8% in the SING. Sales of electrical energy grew in 2003 by 5.8% in the SIC and 10.5% in the SING. In comparison, Chile's gross domestic product increased by 3.3% in real terms in 2003. We believe that energy demand in Chile will continue to grow for the foreseeable future at an annual rate that exceeds the annual rate of growth of Chile's gross domestic product, which is also in accordance with the Chilean National Energy Commission forecast.

        Colombia.    We began operations in Colombia in December 1996 when we purchased our subsidiary, Chivor S.A. E.S.P., or Chivor, from the Colombian government as part of its privatization process. Chivor owns a hydroelectric power plant consisting of eight units with a total nominal capacity of 1,000 MW. Chivor is one of the largest dam-based hydroelectric plants in Colombia, representing approximately 8.3% and 8.8% of the country's total generating capacity as of December 31, 2003 and March 31, 2004, respectively. The Chivor plant, which is located on the Batá River, 160 km northeast of Bogotá, has been operating continuously since 1977. During 2003, electricity demand in Colombia grew by 2.9%, while Colombia's gross domestic product grew by 3.6% during the same period.

        Argentina.    Our electricity investments in Argentina consist of the TermoAndes generation plant in the province of Salta, which is a combined-cycle, natural gas-fired plant with 642.8 MW of nominal capacity, and the 345 kV InterAndes transmission line, which delivers electricity produced by TermoAndes to the SING. Although physically located in Argentina, TermoAndes currently sells 100% of its energy and capacity to the SING in Chile. The Argentine portion of the transmission line is owned by our subsidiary, InterAndes S.A., or InterAndes. The Chilean portion of the line is directly owned by AES Gener. We have been authorized by the Argentine energy regulatory agency to connect 203 MW of TermoAndes capacity to the Argentine grid and invested US$15 million in 2000 and 2001 for that purpose. However, to date, no further investments have been made and the interconnection was not completed due to economic instability in Argentina. We may consider selling power into the Argentine grid if economic conditions improve.

        The Dominican Republic.    In the Dominican Republic, we own a 25% interest in and, subject to certain exceptions, have the right to manage our equity-method investee, Empresa Generadora de Electricdad Itabo S.A., or Itabo. Itabo currently has 7 generation units with total capacity of approximately 432.5 MW in commercial operation. As of June 30, 2004, Itabo's two coal units (260 MW) were in the process of being refurbished. One coal unit returned to service in July 2004 and maintenance on the second unit will be completed in August 2004. Itabo's coal plants are the lowest variable cost units in the system and provide sufficient energy and capacity to meet contractual commitments. While the coal units were under maintenance, Itabo was able to meet its contractual requirements by purchasing energy and capacity on the spot market.

Itabo's five gas turbines (172.5 MW) are temporarily not being dispatched due to high fuel prices but continue to receive capacity payments. During 2003, we held discussions with interested parties regarding the sale of our interest in Itabo; however, no agreements were reached. Since then, no further discussions were held.

  Other Businesses

        We also have ownership interests in other non-electricity businesses, principally related to fuels. We are the largest distributor of coal in Chile, based on volume, and own one coal deposit in Colombia. Although we have not entered into any agreement, we intend to sell this coal deposit and expect such sale to be completed before the end of 2004. We also participate in the Chilean natural gas industry through our 13% ownership interest in each of Gasoducto GasAndes Argentina S.A., or GasAndes Argentina and Gasoducto GasAndes S.A., or GasAndes Chile, which transport natural gas through a pipeline from the Province of Mendoza in Argentina to the Santiago Metropolitan Region in Chile. We held discussions with interested parties regarding the sale of GasAndes Argentina and GasAndes Chile, which are non-core businesses; however, no agreements were reached.

Strategy and Financial Recapitalization

        Our historic business strategy has been to focus on the development of efficient electricity generation in Chile. In the 1990s we expanded this strategy to take advantage of electricity generation opportunities presented by privatization activities in other Latin American countries, as well as opportunities in other non-electricity businesses, such as fuels and infrastructure. In December 2000, The AES Corporation acquired a controlling interest in AES Gener. As a result of The AES Corporation's involvement we returned our focus to our core business activity, principally electricity generation in Chile, as demonstrated by the divestitures that we have made since 2001 and future divestitures that we are pursuing. Consistent with this focus and with the successful completion of our debt restructuring plan in the first half of 2004 (as described below), we are continuing to implement the strategy of divesting non-core assets and expanding our electricity generating capacity in the SIC.

  Completed Divestitures

        Since 2001, we have divested non-core operations and business lines for a total consideration of approximately US$414 million, including the following assets not related to our core business:

        Argentinean Operations.    Until 2001, we held interests in the Argentine electricity sector through Central Puerto S.A. and Hidroeléctrica Piedra del Aguila S.A. These entities own a thermal generation plant and a hydroelectric plant, respectively, with a combined nominal capacity of 3,565 MW. In 2001, we sold our 63.9% direct and indirect interests in Central Puerto for US$255 million and our participation in Hidroneuquén S.A., the principal shareholder of Hidroeléctrica Piedra del Aguila, for US$72.5 million.

        Shipping and Port Businesses.    In several separate transactions in June, July and August of 2001, we sold all of our shipping and port businesses in Chile by selling our interests in Compañía Chilena de Navegación Interoceánica S.A., Agencias Universales S.A., Portuaria Cabo Froward S.A. and Puerto Ventanas S.A. for an aggregate consideration of approximately US$81 million.

        Other Businesses.    In June 2001, we sold our 50% interest in Merchant Energy Group of the Americas, Inc., or MEGA, a power trading business. In January 2002, we sold our 40%

interest in Servicios Integrales de Generación de Energía Eléctrica S.A., a company that provides operation and maintenance services to our subsidiary, Sociedad Eléctrica Santiago S.A., or Eléctrica Santiago. In November 2002, we sold all of our oil exploration businesses and water treatment businesses. Our oil exploration businesses consisted of a 100% interest in OilGener Argentina Ltd., the assets of OilGener Inc. (USA) and the Fell Block oil and natural gas concession we held in the Fell Block area in southern Chile. Our water treatment businesses consisted of a 51% interest in Explotaciones Sanitarias S.A., a water treatment production and distribution business in an industrial sector of Santiago, and Ecogener S.A., an industrial liquid waste treatment company. We realized total proceeds of approximately US$6 million from the disposition of all of these assets.

  Potential Divestitures

        We expect to continue to divest non-core operations and business lines. Potential sale candidates at this time include:

  •
  Itabo.    As part of our efforts to focus on our core business in Chile, discussions were held with interested parties for the sale of this asset during 2003; however, no agreements were reached.

  •
  GasAndes Argentina and GasAndes Chile.    In 2003, we had discussions to sell our interest in these assets; however no agreement was reached.

  •
  Compañía de Carbones del Cesar Limitada.    Although we have not entered into any agreement, we intend to sell this coal mine located in Colombia and expect the sale to be completed by the end of 2004.

        We do not believe that these potential divestitures will have a material effect on our long-term results of operations or financial condition.

  Expansion of Our Electricity Generating Capacity in the SIC

        Our most recent expansions include investments in existing subsidiaries in Chile. In 2001, we increased our ownership participation in Eléctrica Santiago from 75% to the current level of 90%. In July 2002, we completed our most recent project in Chile, the installation of a 25 MW gas turbine generator by our subsidiary, Energía Verde S.A., or Energía Verde. This turbine was connected to the SIC and is used to provide energy and capacity to meet existing contractual requirements.

        We believe that energy demand in Chile will continue to grow at a rate exceeding the growth rate of Chile's gross domestic product. Our expansion strategy in the SIC is based on this expected demand growth. Notwithstanding the recent Argentine gas supply disruptions in Chile discussed in detail under the section entitled "Risk Factors—Risk Factors Related to Our Chilean Operations" and "Trend Information", our long-term view is that efficient thermal capacity additions will be an important part of the solution to Chile's growing energy needs. Accordingly, we plan to take advantage of the expertise we have acquired in Chile as the largest thermoelectric and most diversified energy producer to develop new generation projects in the future. We have a successful track record of both developing and operating gas, coal and hydro-power plants.

        We believe that our experience and expertise combined with our disciplined approach to development places us in a strong position to evaluate a wide variety of growth alternatives in the Chilean SIC, to pursue expansion projects that will enhance shareholder value, and to successfully construct, operate and extract maximum value from selected projects. Our new project development portfolio had, until recently, prioritized near-term connection of the SIC with the Argentine interconnected system, the Sistema Argentino de Interconección, or SADI, and the construction of projects powered by natural gas. We estimate that the SIC-SADI interconnection would have an interchange capacity of approximately 250 MW. The interconnection would provide us with the ability to sell electricity in both Chile and Argentina, which would enable us to take advantage of arbitrage opportunities between the two markets and sell into the local market with the most favorable demand and pricing conditions. We estimate that the construction period for the transmission line would be approximately 15 months after environmental permits are obtained. We have also closely evaluated the conversion of our subsidiary Eléctrica Santiago's existing Renca power plant in the city of Santiago, which city accounts for most of the electricity consumption in the SIC, from a steam turbine that burns fuel oil or diesel, into a cleaner and more efficient on a marginal cost basis combined-cycle plant that burns natural gas. This conversion would increase Renca's nominal capacity from 100 MW to approximately 240 MW. We have already obtained the environmental approval required for the Renca plant and estimate that construction would take 18 months to complete. Upon completion, we estimate that our total investment in both projects would be approximately US$150 million.

        However, in light of the recent regulatory uncertainty in Argentina, we are carefully evaluating the appropriateness of pursuing the projects described above in the near future. Although we continue to believe that the foregoing projects have strong merits, the uncertainty created by recent events has caused us to broaden our short-term development strategy. As a result, we have concluded that other potential development projects utilizing distinct technologies and that are not otherwise dependent on the Argentine market should be carefully considered in the near term. Because of the robust electricity demand growth in the SIC, we believe that the feasible alternatives for the next power plant installed in the SIC are relatively limited due to the short time period in which the capacity would need to be brought online to meet this demand. We are therefore actively reviewing projects that can be developed in the shortest period of time. In the long term, we believe that all existing cost-efficient technologies such as gas, coal and hydro are viable in our competitive market. We will continue to evaluate projects of diverse technologies to meet the demand and capitalize on our expertise, including those technologies that may be developed in response to the Argentine gas crisis.

  Balance Sheet Restructuring

        Since The AES Corporation's acquisition, one of our principal objectives has been the restructuring of our outstanding debt as summarized below and later detailed in "Our Recent Debt Restructuring Plan".

        In connection with our recent debt restructuring plan, on June 19, 2004, we completed our capital increase represented by a total of 714,084,243 shares of common stock totaling Ch$62,268 million (the equivalent of US$98.0 million at the time the capital increase transactions occurred). Pursuant to the capital increase, Inversiones Cachagua Limitada, or Cachagua, a 99.9% indirectly owned subsidiary of The AES Corporation, subscribed to 713,000,000 shares of our common stock on May 20, 2004, increasing its ownership from 98.65% to 98.79%. Therefore, The AES Corporation is currently the owner of 98.79% of our total capital through Cachagua. The proceeds of the capital increase were used in part to fund a portion of the cash tender offers and note redemptions described below.

        On April 16, 2004, we completed the restructuring of the debt of our Argentine subsidiaries, TermoAndes and InterAndes, as well as the termination of the interest rate swaps covering this debt. The lenders and swap counterparties received an up-front payment that was funded with $36.3 million of cash held in TermoAndes' and InterAndes' trust accounts and a cash contribution of $25.7 million made by AES Gener. In exchange, the lenders and swap counterparties extended a new loan to AES Gener to enable it to repurchase the original notes and repay the swap termination fee, the balance of which in each case was reduced by the up-front payment described above. The loan is comprised of two tranches, A and B, both of which contain monthly principal and interest payments. Tranche A, in the amount of US$77.2 million, is related to the outstanding principal under the original notes and will be amortized from 2004 to 2010. Tranche B, in the amount of US$7.2 million, is related to the mark-to-market amount for the terminated interest rate swap agreements and will be amortized from 2004 to 2007. The interest rate for both tranches is equal to LIBOR plus a variable spread which increases semiannually. Additionally, the loan agreement provided that the remaining debt owed to Bank of America, in the amount of US$9.1 million, be repaid on June 30, 2004, which payment was made. As of June 30, 2004, we had US$83.8 million outstanding under both tranches of the new loan.

        On March 22, 2004, we consummated the issuance of US$400 million aggregate principal amount of 7.50% senior notes due 2014. The note offering was made only to qualified institutional buyers in compliance with Rule 144A under the Securities Act of 1933, as amended, and to persons outside the United States under and in compliance with Regulation S of the Securities Act of 1933, as amended. Under the terms of the registration rights agreement, we must have a registration statement declared effective by the Securities and Exchange Commission, or the SEC, on or prior to 270 days after the issue date. If we fail to file a registration statement during this period, the interest rate will increase by 0.50% per annum. The proceeds of the note offering were used in part to fund a portion of the cash tender offers and note redemptions described below.

        We also consummated three separate cash tender offers and/or called for redemptions of our US$200 million 6 1/2% Yankee notes due 2006, or Yankee notes, our US$73.9 million 6% U.S. convertible notes due 2005, or U.S. convertible notes, and our US$402.7 million 6% Chilean convertible notes due 2005, or Chilean convertible notes. In connection with these offers, we accepted for payment tenders of approximately US$145.2 million in principal amount of Yankee notes on February 27, 2004, representing 72.62% in aggregate principal amount of Yankee notes outstanding, and on April 2, 2004, approximately US$55.7 million in aggregate principal amount of U.S. convertible notes, representing 75.35% in aggregate principal amount of U.S. convertible notes outstanding. In connection with our offer for the Chilean convertible notes, we repurchased approximately US$156.8 million in aggregate principal amount of Chilean convertible notes on March 24, 2004, representing 38.9% in aggregate principal amount of Chilean convertible notes outstanding. On May 31, 2004, we redeemed the entire amount of our U.S. convertible notes and Chilean convertible notes outstanding after the completion of the tender offers described above for approximately US$264.1 million.

        During 2002, we paid off two short-term revolver facilities, a US$30 million loan from Citibank and a US$10 million loan from the Royal Bank of Canada. Additionally, we renegotiated a put option held by Bank of America related to the TermoAndes and InterAndes project. The construction of this project was financed in part through the issuance of an aggregate principal amount of US$257 million of notes. Bank of America's put option permitted it to require us to purchase its share of the notes representing a principal amount of US$82 million under certain defined circumstances. We successfully restructured this put option in 2002 and agreed with Bank of America to defer our repurchase obligations and agreed to purchase a portion of those notes each quarter. As explained above, a final payment of US$9.1 million was made to Bank of America on June 30, 2004.

        Our subsidiaries have also been successful in restructuring their debt obligations. ABN AMRO exercised a put option in June 2002 in connection with a loan granted to our subsidiary, Energy Trade and Finance Corporation, or Energy Trade, in the amount of US$40 million. In

July 2002, Energy Trade negotiated an agreement with ABN AMRO pursuant to which the put option was eliminated and a new payment schedule was established. Upon execution of the amendment, Energy Trade made a payment of US$16 million, and it was agreed that the balance would be payable in six quarterly installments of US$4 million each. The loan was fully repaid on January 31, 2004.

        On May 31, 2002, Chivor entered into a refinancing agreement with a bank syndicate led by Bank of America to restructure defaulted debt of US$335.5 million through a "prepackaged" Chapter 11 bankruptcy proceeding in the United States, which became effective in August 2002. Pursuant to the terms of the prepackaged plan Chivor must reduce its aggregate outstanding principal indebtedness to US$225 million by March 31, 2005. If Chivor is not successful in reducing its aggregate outstanding principal to that level by that date, Energy Trade is obligated to pay the difference between the aggregate amount of principal outstanding and the amortization target for that date. If Energy Trade is unable to meet its obligations, then we will be obligated to make certain principal payments to Chivor's creditors. Based on the principal payments made to date, including the principal payment of US$23.6 million on June 30, 2004, the current outstanding principal is US$260.0 million. Consequently, the level of AES Gener's payment obligation has been reduced from US$50 million to US$35 million in the aggregate. We continue to pursue alternatives to refinance and/or extend the maturities of Chivor's debt.

        Our principal executive offices are located at Mariano Sánchez Fontecilla 310, Piso 3, Las Condes, Santiago, Chile, and our telephone number is +56 2 686-8900. Our website address is www.aesgener.cl. Information contained on our website is not incorporated by reference in, and shall not be considered part of, this prospectus.

THE EXCHANGE OFFER

        On March 22, 2004, we issued US$400.0 million principal amount of old notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. This exchange offer relates to the exchange of up to US$400.0 million aggregate principal amount of new notes for an equal aggregate principal amount of old notes. The form and terms of the new notes are the same as the form and terms of the old notes, except that the new notes, having been registered under the Securities Act, and will not contain terms with respect to transfer restrictions. In addition, following completion of this exchange offer, none of the notes will be entitled to the benefits of the registration rights agreement relating to contingent increases in the interest rates applicable to the notes. See "The Exchange Offer—Terms of the Exchange Offer".

Securities Offered	We are offering up to US$400,000,000 aggregate principal amount of 7.50% Senior Notes due 2014, Series B, or new notes, which have been registered under the Securities Act.
The Exchange Offer
We are offering to issue the new 7.50% notes due 2014, Series B, for a like principal amount of unregistered old 7.50% notes due 2014, Series A, or old notes. We are offering to issue the new notes to satisfy our obligations contained in the registration rights agreement entered into when the old notes were sold in transactions permitted by Rule 144A and Regulation S under the Securities Act and therefore not registered with the SEC.
Resale of the New Notes
We believe that you will be allowed to resell the new notes to the public without registration under the Securities Act, and without delivering a prospectus that satisfies the requirements of Section 10 of the Securities Act, if you can make certain representations. However, if you intend to participate in a distribution of the new notes; are a broker-dealer that acquired the old notes from us in the initial offering with an intent to distribute those notes and not as a result of market-making activities; or are an "affiliate" of ours as that term is defined in Rule 405 of the Securities Act, you will not be eligible to participate in the exchange offer and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of your notes.
Tenders, Expiration Date, Withdrawal
The exchange offer will expire at 5:00 p.m., New York City time, on , 2004 unless it is extended. If you decide to tender your old notes in the exchange offer, you may withdraw them at any time prior to , 2004. If we decide for any reason not to accept any old notes for exchange, your old notes will be returned to you without expense to you promptly after the exchange offer expires.
Chilean Tax Considerations	Your exchange of old notes for new notes in the exchange offer is not subject to stamp tax. See the section of this prospectus entitled "Taxation—Chilean Tax Considerations" for further details.

United States Federal Income Tax Considerations
Your exchange of old notes for new notes in the exchange offer will not result in any income, gain or loss to you for U.S. federal income tax purposes. See the section of this prospectus entitled "Taxation—United States Federal Income Tax Considerations" for further details.
Accrued Interest
Interest accrued on the old notes accepted for exchange will not be payable under such old notes but will instead be payable under the new notes for which such old notes were exchanged. Consequently, holders who exchange their old notes for new notes will receive the same interest payment on each interest payment date following the issue of the new notes that they would have received had they not accepted the exchange offer.
Exchange Agent	Deutsche Bank Trust Company Americas.
Procedures for Tendering the Old Notes
If you wish to tender old notes you must complete and sign the letter of transmittal or send a timely confirmation of a book-entry transfer of old notes to the exchange agent; have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal; and mail or deliver the required documents to the exchange agent at its address set forth in the letter of transmittal for receipt on or before the expiration date.

In addition, either certificates for old notes must be received by the exchange agent along with the letter of transmittal; and a timely confirmation of a book-entry transfer of old notes into the exchange agent's account at The Depository Trust Company ("DTC"), pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent on or before the expiration date.

If you do not validly withdraw your tender of old notes on or before the expiration date, it will indicate an agreement between you and AES Gener that you have agreed to tender the old notes, in accordance with the terms and conditions of the letter of transmittal.
Special Procedures for Beneficial Owners
If you beneficially own the old notes and you hold those old notes through a broker, dealer, commercial bank, trust company, or other nominee and you want to tender your old notes, you should contact that nominee promptly and instruct it to tender your old notes on your behalf.
Failure to Tender the Old Notes
If you fail to tender your old notes in the exchange offer, you will not have any further rights under the registration rights agreement, including any right to require us to register your old notes or to pay you additional interest.

THE NEW NOTES

        The terms of the new notes and the old notes are identical in all material respects, except that the new notes have been registered under the Securities Act, and the transfer restrictions and registration rights relating to old notes do not apply to the new notes.

Issuer	AES Gener.
Securities	US$400,000,000 aggregate principal amount of 7.50% Senior Notes due 2014, Series B.
Interest Rate	The new notes will bear interest at a rate of 7.50% per annum from March 22, 2004 based upon a 360-day year consisting of twelve 30-day months.
Maturity	March 25, 2014.
Interest Payment Date	Interest on the new notes will be payable semiannually on March 25 and September 25 of each year.
Redemption
The new notes will not be redeemable prior to maturity except as described under "Description of the Notes —Optional Redemption" and "—Optional Tax Redemption". The redemption price at maturity is 100%.
Book-Entry System and Form and Denomination of the Notes
The new notes will be issued only in fully registered form, without coupons, in the form of one or more global notes in denominations of US$1,000 and integral multiples thereof. Securities entitlements in the global notes will be shown on, and transfers thereof will be effected only through, the book-entry records maintained by DTC and its participants, including Euroclear and Clearstream. The new notes will not be issued in definitive form except under certain limited circumstances described herein. See "Description of the Notes—Book-Entry System; Delivery and Form".
Optional Tax Redemption
The new notes will be redeemable at our option in whole, but not in part, at any time at their stated principal amount plus accrued and unpaid interest and any additional amounts due on the new notes, if, as a result of any amendment to or change in certain laws, regulations or rulings related to Chilean Taxes or the application or official interpretation thereof, we become obligated to pay additional amounts on the new notes at a rate of withholding or deduction in excess of 4.16%. See "Description of the Notes—Optional Tax Redemption" and "Taxation—Chilean Tax Considerations".
Ranking
The new notes will be our senior obligations, will be equal in right of payment to all of our existing and future senior indebtedness and will rank senior in right of payment to all of our existing and future subordinated indebtedness.

Restrictive Covenants	The indenture governing the notes will contain restrictive covenants, including, but not limited to, the following:
• limitations on indebtedness,
• limitations on restricted payments,
• limitations on sale of assets,
• limitations on liens,
• limitations on dividend and other payments,
• restrictions affecting restricted subsidiaries, and
• limitations on sale and lease-back transactions.

The first five covenants listed above will be suspended so long as the rating assigned to the notes by two of Moody's, S&P and Fitch is investment grade. See "Description of the New Notes—Restrictive Covenants".
Listing	The notes were listed on the Luxembourg Stock Exchange.
Trustee	Law Debenture Trust Company of New York.
Principal Paying Agent and Transfer Agent	Deutsche Bank Trust Company Americas.
Listing Agent, Transfer Agent and Paying Agent	Deutsche Bank Luxembourg S.A.
Governing Law	New York.

RISK FACTORS

        See "Risk Factors" following this summary for a discussion of risks relating to us, our business and an investment in the new notes.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following table presents selected consolidated financial and operating information for each of the periods indicated. You should read the information below together with our audited annual consolidated financial statements included elsewhere in this prospectus, as well as the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus. Information included below as at December 31, 2002 and 2003 for balance sheet data and for the years ended December 31, 2001, 2002 and 2003 for income statement data is derived from our audited consolidated financial statements included in this prospectus and information included below as at March 31, 2003 and 2004 for balance sheet data and for the three months ended March 31, 2003 and 2004 for income statement data is derived from our unaudited interim consolidated financial statements included in this prospectus. The unaudited interim consolidated financial statements, in our opinion, reflect all adjustments, consisting of normal accruals, necessary for a fair presentation of the data for those periods. The unaudited interim consolidated financial statements may not be indicative of results that may be expected for the full year. Information included below for the 1999, 2000 and 2001 balance sheet data and 1999 and 2000 income statement data is derived from audited consolidated financial statements not included separately in this prospectus.

	For the year ended December 31,					For the three months ended March 31,
	1999	2000	2001	2002	2003	2003	2004	2004
	(In millions of constant Ch$ as of December 31, 2003, except per share data, shares and capital stock)					(In millions of constant Ch$ as of March 31, 2004, except per share data, shares and capital stock)		(In millions of US$, except per share data, shares and capital stock) (1)
Income Statement Data:
Chilean GAAP: (2)(9)
Operating revenues	495,999	473,664	360,994	374,257	362,332	94,508	91,147	148
Income from operations	89,846	83,518	73,072	119,049	109,953	31,728	30,176	49
Net Income (3)	7,211	2,367	(2,091)	35,576	53,678	15,421	10,600	17
Income from operations per share	16	15	13	21	19	6	5	0.21
Weighted average shares outstanding (000s)	5,881,996	5,632,079	5,672,743	5,672,753	5,672,753	5,672,753	5,672,753	5,672,753
Capital stock (000s)	5,630,563	5,672,738	5,672,753	5,672,753	5,672,753	5,672,753	5,672,753	5,672,753
U.S. GAAP: (7)(8)(9)
Operating revenues	438,920	441,624	376,011	358,375	315,393	—	—	—
Income from operations	76,465	77,869	115,150	117,406	96,904	—	—	—
Income from continuing operations	17,205	2,207	59,377	40,944	19,734	—	—	—
Net income (3)	17,205	2,207	50,789	38,309	19,530	—	—	—
Income from operations per share	13	14	20	21	17	—	—	—
Income from continuing operations per share	3	0	10	7	3	—	—	—

	At December 31,					At March 31,
	1999	2000	2001	2002	2003	2003	2004	2004
	(In millions of constant Ch$ as of December 31, 2003, except ratios)					(In millions of constant Ch$ as of March 31, 2004, except ratios)		(In millions of US$, except ratios) (1)
Balance Sheet Data:
Chilean GAAP: (2)(9)
Total assets	2,201,687	2,342,165	1,926,634	1,903,543	1,657,046	1,909,516	1,682,894	2,730
Long-term liabilities	927,612	840,399	798,163	975,596	739,118	984,194	620,505	1,007
Total shareholders' equity	892,028	894,882	748,071	784,778	808,604	796,271	758,573	1,231
Ratio of total shareholder's equity to total assets (4)	0.41	0.38	0.39	0.41	0.49	0.42	0.45	0.45
U.S. GAAP: (7)(8)(9)
Total assets	1,657,510	1,954,784	1,518,858	1,573,160	1,229,201	—	—	—
Long-term liabilities	812,958	788,444	664,630	896,414	677,888	—	—	—
Total shareholders' equity	523,221	598,284	332,154	394,793	358,949	—	—	—
Ratio of total shareholder's equity to total assets (4)	0.32	0.31	0.22	0.25	0.29	—	—	—
	At December 31,					At March 31,
	1999	2000	2001	2002	2003	2003	2004	2004
	(In millions of constant Ch$ as of December 31, 2003, except ratio, per share and operating data)					(In millions of constant Ch$ as of March 31, 2004 except ratio, per share and operating data)		(In US$, except ratio, per share and operating data) (1)
Other Consolidated Financial and Operating Data: (2)
Chilean GAAP:
Consolidated ratio of earnings to fixed charges (5)	1.48	1.18	1.16	1.54	1.89	2.46	2.49	2.49
Net income per share (Ch$)	1.28	0.42	(0.37)	6.27	9.46	2.72	1.87	0.00
Dividends per share (Ch$)	2.5	1.23	26.83	0.00	5.24	—	10.00	0.02
U.S. GAAP:
Consolidated ratio of earnings to fixed charges (5)	1.63	1.20	1.61	1.52	1.78	—	—	—
Net income per share (US$) (7)(8)(9)	2.93	0.39	8.95	6.75	3.44	—	—	—
Diluted net income per share (7)(8)(9)	1.91	—	8.99	N/A	N/A	—	—	—
Dividends per share (7)(8)(9)	0.00	0.00	0.04	—	0.01	—	—	—
Operating data: (6)
Total MW installed capacity	4,608	5,252	3,092	3,123	3,123	3,123	3,123
Total GWh produced	16,433	16,718	8,958	10,169	10,188	2,278	3,378
Total GWh sold	23,471	24,149	14,612	15,748	15,263	4,064	4,715

(1)
Solely for the convenience of the reader, Chilean peso amounts have been translated into U.S. dollars at the rate of Ch$616.41 per U.S. dollar, the daily-observed exchange rate used for financial reporting purposes for March 31, 2004, for amounts given as of or through March 31, 2003 and 2004. You should not construe the translation of currency amounts in this prospectus to be representations that the Chilean peso amounts actually represent current U.S. dollar amounts or that you could convert Chilean peso amounts into U.S. dollars at the rates indicated or at any other rate.

(2)
For the sole purpose of this prospectus, we have modified our Chilean GAAP financial statements previously filed with the Superintendencia de Valores y Seguros, or the Chilean Superintendency of Securities and Insurance or the SVS, in order to recognize the error made in accounting for the accrual related to the tax deductible net loss for the years ended December 31, 2001 and 2002.

(3)
Includes the effects under U.S. GAAP of discontinued operations.

(4)
Ratio of total shareholders' equity to total assets is calculated by dividing total shareholders' equity by total assets. Total shareholders' equity as presented under "Chilean GAAP" in the Balance Sheet Data above includes paid-in capital, reserve for monetary correction of capital, share premium accounts, other reserves, future dividends reserve, retained earnings and net income for the period.

(5)
For the purposes of calculating the consolidated ratio of earnings to fixed charges, "earnings" consist of income before income taxes and minority interest plus fixed charges, and amortization of previously capitalized interest. "Fixed Charges" include interest expense, capitalized interest and amortization of debt issuance costs.

(6)
Data for each period is on a pro forma basis to give effect to decreases in MW of nominal capacity, GWh produced and GWh sold resulting from asset sales after each such period.

(7)
For the years 1999 and 2000, the effects of both price-level restatement and the remeasurement are excluded.

(8)
For the years 2001, 2002 and 2003, the effects of price-level restatement are excluded while the remeasurement effect is included.

(9)
For purposes of this prospectus, we have restated our 2003 Chilean financial statements with the SVS to include omitted disclosure of certain treasury lock agreements and their subsequent reduction in value from January 1, 2004 to March 12, 2004. We have also restated our U.S. GAAP reconciliation for the two years in the period ended December 31, 2002 to reflect a change in functional currency and the remeasurement effects and for the year ended December 31, 2003, for a mark-to-market adjustment for treasury lock agreements in the Chilean GAAP to U.S. GAAP reconciliation to net income, shareholders' equity and earnings per share, and, additionally, the lack of disclosure related to the subsequent reduction in value of these treasury lock agreements.

RISK FACTORS

        You should carefully consider the specific factors listed below and the other information included in this prospectus before making an investment decision.

Risk Factors Related to AES Gener

Our businesses are subject to extensive governmental legislation and regulation.

        As regulated electric companies, we and our equity-method investees are subject to the extensive regulation of various aspects of our businesses. The current regulatory framework governing electricity utility businesses has been in existence in Chile since 1982, in Colombia since 1994, in Argentina since 1992 and in the Dominican Republic since 1999. We are also subject to environmental regulations, which, among other things, require us to perform environmental impact assessments of future projects and obtain regulatory permits. As with any regulated company, we cannot assure you that the laws or regulations in the countries where we have operations or investments will not change, or be interpreted, in a manner that could adversely affect us or our equity-method investees or that any requested environmental approval will be granted by government authorities. For example, in May 2001, the Chilean government issued Resolution No. 88, under which electricity generators such as us are required to provide power to distribution companies in the SIC at the regulated node price if such companies are unable to freely contract for adequate power to meet their customers' needs. This resolution effectively requires us to supply more energy to distribution companies than we have otherwise freely contracted for, thereby increasing our exposure to purchases on the spot market if at such time we do not have available uncontracted generation capacity.

Weather conditions in the SIC and Colombia could have a direct effect on our operations in the electricity sector and could also lead to governmental involvement.

        Our operations in the SIC and Colombia can be substantially impacted by hydrological conditions and the effects that such weather conditions can have on the prices of energy.

        In recent years, during certain hours, particularly peak hours, our contracted energy in the SIC has grown beyond our generation capabilities. Therefore, we generally have to purchase electricity at spot prices in order to meet our commitments. As a result, future drought conditions, which generally result in higher prices for energy, will necessitate purchases at higher prices on the spot market in addition to generation by our less cost-efficient units. Although we are currently evaluating several expansion projects in the SIC in order to reduce our exposure to drought conditions, droughts could adversely affect our operations and financial condition until any future project is completed. In addition, during periods of extreme drought conditions, Chilean authorities may impose electricity rationing and may require us to pay regulatory penalties related to the operation of our business. For example, if we are required to buy electricity on the spot market during a period in which a rationing decree is in effect, we may be required to pay a "shortage cost" to other generators, which is the cost to consumers for not having energy available that is set by regulatory authorities.

        In Colombia, our energy output generated under contract is presently lower than our expected hydroelectric generation. As a result, since 2001, we have been selling between 22% and 30% of our electricity on the spot market. Due to the Colombian market structure, our Chivor business must submit bids for the sale of its generation, and its revenues from spot market sales are subject to the variable price of electricity, which depends on current market and electric system conditions at any point in time. Spot market prices depend directly on hydrological weather conditions, with prices increasing in dry years and falling in wet years.

Thus, revenues received from Chivor's spot market transactions fluctuate and affect our operating results.

        Excess rainfall may also have a negative impact on our operations in the SIC and Colombia to the extent that it results in property damage or an interruption in generation. For example, in May 2004, Chivor's facilities received exceptionally heavy rainfall during a 24-hour period, which caused the water inflow to increase above normal levels, causing minor damages to the facility, including to certain generating units that had to be taken out of service while repairs were completed. As a result, Chivor was forced to purchase energy on the spot market and to sell less energy on the spot market at lower spot prices than projected in order to fulfill its contractual obligations during this period, resulting in lower earnings for the period.

        Although from time to time we use proprietary statistical models to evaluate the risks associated with our contractual commitments, we cannot assure you that the level of our future contractual commitments in the SIC or Colombia will be optimal for the weather conditions prevailing at that time. In addition, severely dry weather conditions may lead to government intervention imposing power rationing as well as penalties on companies involved in the electricity sector while extremely wet weather conditions may lead to plant damage and/or interruptions in generation, both of which could have a negative impact on our operations and financial condition.

In the future, we may review the book values of our assets and may determine that such book values have been impaired.

        When events or circumstances warrant, we review the book values of our assets to determine whether there has been an impairment of the value of any of our assets. Due to unfavorable economic and regulatory conditions in Colombia, to excess capacity in the SING that had resulted in dispatch limitations and lowered prices that have affected our Argentine assets, we have recently performed impairment tests under Chilean GAAP and U.S. GAAP with respect to our Colombian asset, Chivor, and our Argentine assets, TermoAndes/InterAndes. At this time, we do not believe that any impairment-related adjustments to the book values of these assets are necessary. In the future, we will continue to review the book values of our assets. We cannot assure you that any such review will not require adjustments to the book values of our assets, including Chivor and TermoAndes/InterAndes. A downward adjustment to the book values of our assets would have a negative impact on our earnings under Chilean GAAP and therefore would reduce our capacity to pay dividends to our shareholders.

A substantial portion of our operations is conducted through subsidiaries and equity-method investees.

        We conduct a substantial portion of our operations through our subsidiaries and equity-method investees. In 2003, approximately 49% of our operating revenues were derived from our subsidiaries. In certain circumstances, the ability of each of our subsidiaries and equity-method investees to pay dividends may be restricted by, among other things, its ability to generate cash flows from operations, the laws of the jurisdiction of its incorporation, and the financing agreements to which it is a party. See "Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources" in this prospectus for a description of AES Gener's and its subsidiaries' outstanding debt and restrictions imposed by such debt.

Our financial results can be adversely affected by foreign exchange fluctuations.

        The Chilean peso, the Colombian peso and the Argentine peso have been subject to large devaluations in the past and may be subject to significant fluctuations in the future. Historically, a significant portion of our consolidated indebtedness has been denominated in U.S. dollars and, although a substantial portion of our revenues in Chile is linked in part to U.S. dollars, we generally have been, and will continue to be, exposed to fluctuations of the Chilean peso against the U.S. dollar because of time lags and other limitations in the indexation of Chilean tariffs to the U.S. dollar. Furthermore, in the event of a devaluation of the Chilean peso under Chilean GAAP, we are required to account in Chilean pesos for 100% of the losses relating to our U.S. dollar-denominated indebtedness in the year that such losses occur. This can materially reduce our earnings under Chilean GAAP, thereby limiting our ability to pay or preventing us from paying dividends in excess of retained earnings. In Colombia a significant portion of our indebtedness is denominated in U.S. dollars, but only approximately 13% of our revenues are currently denominated in U.S. dollars. As a result, a devaluation of the Colombian peso in relation to the U.S. dollar may adversely affect our financial condition and results of operations. In Argentina, as our TermoAndes plant sells into the Chilean SING, our earnings are denominated in U.S. dollars, except for net tax credits (including VAT and others), which are denominated in Argentine pesos, which in 2003 amounted to approximately US$24.3 million. Consequently, a devaluation of the Argentine peso may result in a decrease in our tax credits in U.S. dollar terms. Since the U.S. dollar is our functional currency for U.S. GAAP reporting purposes, our financial results in U.S. GAAP are not affected by foreign exchange fluctuations, except for those asset and liability line items expressed in Chilean pesos and other non U.S.-denominated currencies, such as the UF-denominated local bond of Eléctrica Santiago, the swap agreement that our equity-method investee Guacolda entered into to hedge against exchange rate fluctuations related to its senior secured credit, marketable securities and time-bank deposits held at AES Gener, our Chilean subsidiaries and our equity-method investees, among others. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Operating Results—Impact of Inflation and Price-Level Restatement" in this prospectus.

We may be unable to successfully implement our capital investments.

        The success of our capital investments will depend on numerous factors, including the cost and availability of fuel, the cost and availability of financing and the effect of delays or difficulties in obtaining regulatory approvals and permits. The construction of new facilities may be adversely affected by factors commonly associated with such projects, which will have an adverse effect on our market share.

A significant portion of our revenue is derived from long-term energy supply contracts, and we cannot assure you that we will be able to renew these contracts on favorable terms or at all.

        For the year ended December 31, 2003, we derived approximately 40.5% of our Chilean operating revenues from long-term electricity sales contracts with unregulated customers. Such contracts are entered into at the market prices prevailing at the time of execution and, given their long-term nature, their value may deviate from the market price of electricity at different points during the terms of the contracts. For example, Norgener entered into its 1993 and 1994 power purchase agreements with Minera Escondida Limitada at prevailing market prices; however these agreements were later modified as a result of a settlement reached in an arbitration proceeding. See "Business—Legal Proceedings". We cannot assure you that we will be able to renew any such contracts upon expiration, or that if we do renew such contracts, the renewal will be at prices that are as favorable as the original prices.

Lawsuits against us or our equity-method investees could adversely affect our operating results.

        We and our equity-method investees sell electricity on a contractual basis to numerous distribution companies, industrial customers and electricity generation companies, among others. Additionally, we enter into other legal agreements customary to the normal conduct of business. The provisions of such contracts and agreements may be disputed by the parties from time to time, and we cannot assure you that pending or future lawsuits brought against us or our equity-method investees will not adversely affect our operations or financial condition.

Our operations could be adversely affected by fuel price variability.

        Our and our equity-method investees' thermoelectric plants burn natural gas, coal and other petroleum-based fuels. Argentine natural gas is purchased under long-term market-based contracts for the Eléctrica Santiago and TermoAndes combined-cycle units. Additionally, coal is purchased internationally as the primary fuel for several of our plants, while our peaking plants utilize petroleum-based fuels. In addition, two of our equity-method investees, Guacolda and Itabo, also burn fossil fuels. Significant increases in the market prices for these fuels would lead to higher operating costs, which would adversely affect our operations, at least until the higher fuel costs are adequately reflected in electricity prices. See "—Risk Factors Related to Our Chilean Operations—Our business may be affected by restrictions, interruptions or increased costs in our natural gas supply from Argentina".

Our cash flow may be adversely affected by difficulties in collecting accounts receivable from our customers.

        In Colombia we have had difficulties in recent years in collecting payments from some of our customers, in particular distribution companies. In 2003, after repeated collection problems with a certain distribution company that owed Chivor approximately US$2 million, Chivor sold that company's debt to a third party for 10% of the balance, or US$200,000. Our equity-method investee Itabo located in the Dominican Republic also experiences collection difficulties related to its power purchase agreements with distribution companies. Additionally, in the SIC during the severe drought that occurred in 1998 and 1999, generation companies disputed the amounts to be paid for purchases made on the spot market during rationing periods, resulting in collection difficulties. We have also experienced minor problems collecting outstanding payments from certain customers in Chile. Difficulties in collecting payments for electricity supply from contract or spot market customers may adversely affect our cash flow.

Tax regulations in Colombia have been changing and may continue to change in the future. Any additional taxes resulting from these changes could negatively impact Chivor's earnings.

        Colombian national authorities have implemented new taxes in recent years. For example, Law 863 which became effective in January 2004 increased the income tax rate for companies from 35% to 38.5% and energy sales will be subject to value added tax starting in January 2005. The national government has also announced that it will present a tax reform project as part of the 2005 budget.

        Additionally, both national and local tax collection authorities have varying interpretations of tax regulations which may differ from those held by private companies. For example, in March 2004, the municipal government of Almeida rejected an appeal made by Chivor with respect to the payment of a US$6 million fine for alleged noncompliance in presenting its industrial and commercial tax returns for the period 1998-2002. Chivor filed a lawsuit against the municipal government's decision in April 2004; a final resolution of this matter is not expected in the near future.

        We cannot assure you that additional taxes will not be implemented, nor that interpretations of the regulations in force will not change in the future in a way that could force our Colombian operations to make additional tax payments, thereby negatively affecting our earnings from our Colombian Operations.

Risk Factors Related to Our Chilean Operations

We are substantially dependent on economic conditions prevailing in Chile.

        For the year ended December 31, 2003, 78% of our consolidated operating revenues and for the three months ended March 31, 2004, 75% of our consolidated operating revenues were derived from our operations in Chile, including the operations of TermoAndes, which is located in Argentina although its electricity and capacity is sold in Chile. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions prevailing in Chile. In turn, economic conditions are substantially dependent on exports of raw materials, which depend on international prices for those raw materials. In addition, in recent years, the growth of the Chilean economy has slowed from the rates achieved in the 1990s. Nonetheless, in 2003, the gross domestic product of Chile increased at an inflation-adjusted rate of 3.3% compared to the 2.1% increase experienced in 2002. We cannot predict whether the Chilean economy or electricity consumption will grow or decline in the future or if future developments in the Chilean economy will materially adversely affect our business, financial condition or results of operations.

Our financial results could be adversely affected by overcapacity in the SIC and the SING.

        In the next few years, any growth in electricity supply that outpaces growth in demand, including from certain potential interconnection projects, such as SIC-SING and SIC-SADI, as described below, and the construction of new power plants, may create overcapacity in the SIC. Under those circumstances our operating revenues from regulated customers, spot sales and potential new unregulated customers could decline, and our financial results could be adversely affected.

        In the SING, excess capacity currently exists and, as a result of reliability constraints, the Centro de Despacho Económico de Carga, or the Economic Load Dispatch Center of the SING, or the CDEC-SING, has the power to set the maximum level of dispatch for each independent unit in the SING between 150 MW and 270 MW. While this limit had previously been set at 180 MW, it was increased in 2002 to 220 MW during peak hours and in 2003 to 240 MW during peak hours. This measure is part of the "Short-Term Operational Reliability Plan" adopted by the CDEC-SING in order to minimize the risk of energy outages in the SING, which in the past has been affected by blackouts sanctioned by the Superintendencia de Electricidad y Combustibles, the Chilean Superintendency of Electricity and Fuels, or CSEC. This dispatch restriction limits generation from all power plant facilities that sell into the SING. As a result, TermoAndes is only able to produce up to 240 MW. The dispatch limitation level set by the CDEC-SING tracks total electricity demand in the SING, which principally relates to mining activities. If further system blackouts occur, or the demand for electricity in the SING declines, the dispatch limitation may be reduced. If the dispatch level were to be reduced, TermoAndes' operating income, and over the long term, Norgener's operating income, would be adversely affected.

Our business may be affected by restrictions, interruptions or increased costs in our natural gas supply from Argentina.

        Our subsidiary Eléctrica Santiago produces electricity by burning natural gas produced in southern Argentina and transported from there to central Argentina through a pipeline owned by Transportadora Gas del Norte S.A., or TGN. The natural gas is then transported to Eléctrica Santiago through a pipeline owned and operated by our equity-method investees, GasAndes Argentina and GasAndes Chile, that originates in Argentina and crosses into Chile through the Andes Mountains. The TGN pipeline supplies consumers in Argentina and Chile. TGN is currently experiencing financial difficulties and may not be able to invest in necessary expansions. Additionally, since February 2004, the Argentine government has enacted several regulations that directly restrict the export of natural gas in an attempt to ensure domestic natural gas supply and other regulations that impose additional duties on exports and may increase costs. These regulations are the result of a series of factors including drought, high domestic natural gas consumption and lack of investment by natural gas producers in recent years in part due to the pesification of tariffs. Some of Eléctrica Santiago's natural gas suppliers have claimed that these regulations constitute a force majeure under the gas supply agreements and have temporarily suspended delivery at certain times in May, June, July and August of 2004 in order to supply the domestic market. These reductions in the supply of natural gas to Eléctrica Santiago in 2004 forces the company to reduce its output, as well as to generate with diesel oil as a substitute for natural gas during certain periods, sharply increasing its cost of sales. Thus, during this period, Eléctrica Santiago relied on the spot market to purchase a portion of the energy required to meet its contractual commitments. The impact of these gas curtailments also led to an increase in the spot market price of electricity, thereby increasing the cost of spot purchases made by AES Gener and Eléctrica Santiago.

        Given the current unstable economic and political situation in Argentina (see "—Risk Factors Related to Our Argentinean Operations"), the application of existing regulations and duties, as well as any additional measures implemented by the Argentine government, is uncertain. Eléctrica Santiago could experience a reduction in generation output and we, including AES Gener, Eléctrica Santiago and Norgener and our equity-method investees could be negatively impacted by price increases in the Chilean spot energy markets as a result of a reduction in the supply and/or an increase in the cost of natural gas from Argentina. Moreover, the Argentine government's new regulations impose additional uncertainty as to the feasibility of our development of any generation projects using Argentine natural gas in Chile.

Our financial statements are reported, and our dividends are declared, based on Chilean GAAP, which generally differs from U.S. GAAP.

        There are important differences between Chilean GAAP and U.S. GAAP. As a result, Chilean financial statements and reported earnings generally differ from those that are reported based on U.S. GAAP. In particular, our earnings and the amount of dividends that we declare under Chilean GAAP may be subject to a higher degree of fluctuation as compared to U.S. GAAP due to accounting pronouncements or other modifications required under Chilean GAAP. See note 37 to our audited annual consolidated financial statements included in this prospectus for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to our business and a reconciliation to U.S. GAAP of our net income for the years ended December 31, 2001, 2002 and 2003 and our total shareholders' equity as of December 31, 2002 and 2003.

Risk Factors Related to Our Colombian Operations

If Chivor is not successful in reducing indebtedness, AES Gener will be obligated to make certain payments to Chivor's creditors.

        On May 31, 2002, Chivor entered into a refinancing agreement with a bank syndicate led by Bank of America, to restructure defaulted debt of US$335.5 million through a "prepackaged" Chapter 11 bankruptcy proceeding in the United States, which became effective in August 2002. Pursuant to the terms of the prepackaged plan Chivor must reduce its aggregate outstanding principal indebtedness to US$225 million by March 31, 2005. If Chivor is not successful in reducing its aggregate outstanding principal to that level by that date, Energy Trade is obligated to pay the difference between the aggregate amount of principal outstanding and the amortization target for that date. Based on the principal payments made to date, including the principal payment of US$23.6 million on June 30, 2004, the current outstanding principal is US$260.0 million. Consequently, the level of AES Gener's payment obligation has been reduced from US$50 million to US$35 million in the aggregate. If Energy Trade is unable to meet its obligations, then we will be obligated to make certain payments to Chivor's creditors. We continue to pursue alternatives to refinance and/or extend the maturities of Chivor's debt. We cannot assure you that Chivor will be able to reduce its debt as required.

If Chivor does not comply with requirements to attempt to refinance its outstanding indebtedness prior to maturity, Chivor's creditors may have the right to foreclose on Chivor's assets.

        As of June 30, 2004, Chivor had outstanding US$260.0 million of indebtedness. By March 31, 2005, Chivor must reduce its aggregate outstanding principal indebtedness to US$225 million through scheduled amortization payments and a trust-managed "cash sweep account" of any excess amounts to avoid an increase in interest rates, both prospectively and retroactively, and limited recourse to AES Gener, as discussed above. The remaining outstanding balance is scheduled to mature on December 31, 2006. We cannot assure you that Chivor will be able to refinance this indebtedness prior to maturity on favorable terms or at all. Chivor previously attempted to consensually restructure its indebtedness, but was unable to do so outside of a "prepackaged" Chapter 11 bankruptcy proceeding. Additionally, the Chivor credit agreement includes a "go to market" clause under which we have agreed to structure either a Chivor bond placement or a refinancing loan and to take all reasonable actions necessary in order to offer or place the Chivor bonds or syndicate the refinancing loan on or before December 30, 2004. Proceeds received thereunder must be used to repay, in whole or in part, outstanding amounts due under the Chivor credit agreement. If Chivor is unable to repay this indebtedness prior to maturity on December 30, 2006, Chivor's creditors will have the right to foreclose on Chivor's assets and/or shares, which Energy Trade initially pledged in favor of the banks to secure the indebtedness.

Our financial condition and results of operations are substantially dependent on economic conditions prevailing in Colombia.

        We generate a significant portion of our consolidated operating revenue and consolidated operating income before taxes in Colombia. For both years ended December 31, 2003 and 2002, our Colombian operations accounted for approximately 22% of our consolidated operating revenue. Therefore, economic conditions in Colombia have a significant impact on our results of operations and financial condition. In recent years, economic conditions in Colombia have deteriorated as a result of political instability. As a result of the adverse economic conditions in Colombia, their impact on Chivor and the terms of Chivor's credit agreement, we do not expect Chivor to distribute any dividends to us in the near future.

Colombia's foreign exchange policy may be subject to intervention by the Colombian Central Bank, and we may be unable to convert Colombian pesos to U.S. dollars or Chilean pesos.

        While the Colombian government does not currently restrict the ability of Colombian persons or entities to convert Colombian pesos into U.S. dollars or Chilean pesos, we cannot assure you that it will not institute a restrictive exchange control policy that may affect Chivor's ability to remit funds to us in the future. Although the government has not imposed foreign exchange restrictions since 1990, Colombia's foreign currency markets have historically been heavily regulated. Currently, foreign exchange transactions occur at free, or market, rates of exchange. In 2001, the Colombian peso appreciated against the U.S. dollar by 4.5%, in 2002 it depreciated by 16.8% and in 2003 it appreciated by 9.7%, in each case in real terms. We cannot assure you that the Colombian Central Bank will continue to follow its current foreign exchange policy in the future or whether it will intervene in the foreign exchange markets to support the Colombian peso in the event of a substantial devaluation or that any such intervention would be effective.

        Colombian law permits the Colombian Central Bank to impose foreign exchange controls if the foreign currency reserves of the Colombian Central Bank fall below a level equal to the value of three months of imports of goods and services into Colombia. The Colombian Central Bank reported net international reserves of US$10.6 billion at December 31, 2003, representing coverage of approximately eight months of imports of goods and services as of such date.

The Colombian electricity power industry has been adversely affected by guerilla attacks in the past.

        Guerilla organizations have long been active in Colombia. In many remote regions of the country that have traditionally lacked an effective government presence, guerilla organizations have engaged in acts of terrorism to draw attention to their causes. Most of this activity has been directed towards the oil industry, but the electric power industry has been affected as well. Attacks by guerilla groups have disrupted power supplies, which disruption, in some cases, has led to short-term regional power outages. If any of these attacks were to damage Chivor's facilities or the related transmission lines, Chivor's revenues and its ability to refinance its debt would be adversely affected. With the exception of one incident in August 2003 that impacted the transmission lines that connect our facilities to the electricity grid, Chivor's facilities have not been subject to attacks by any guerilla group. We cannot assure you, however, that such attacks will not occur in the future.

Regulatory changes in Colombia may adversely affect Chivor's operating results.

        We purchased Chivor in December 1996 as part of the Colombian government's privatization process. Since our purchase of this company, there has been frequent governmental intervention in the electricity market as well as significant modifications of the regulations governing the industry, including changes in the methodology for the determination of capacity payments paid to generation companies and payments made by distribution companies to generators for electricity purchases. Chivor's annual capacity payments have decreased significantly in recent years, from approximately US$31 million in 2000 to approximately US$17 million in 2003, as a result of Resolution No. 077, implemented in 2000 by the Comisión de Regulación de Energía y Gas, or the CREG, a Colombian regulatory agency. This resolution effectively reduced the level of capacity payments received by hydroelectric generation companies such as Chivor, while increasing the level received by thermoelectric generation companies. Although capacity payments for 2006 and onward have not yet been defined, the CREG issued a resolution that proposed a general framework for the capacity charge that would become effective in January 2007. Market participants are currently providing comments on the proposed framework. We cannot assure you that payments for Chivor's annual capacity will not decrease in the future as a result of further regulatory changes or that additional regulatory changes will not adversely affect Chivor's operating results.

Chivor has exposure to spot market price fluctuations which, depending on hydrological conditions in any given year, may adversely impact our operating results.

        Since 2001, Chivor has historically sold between 22% and 30% of its electricity on the spot market, which in Colombia consists of a wholesale energy exchange with hourly spot market transactions. As a participant in this market, Chivor must submit bids for the sale of its generation, and its revenue from spot market sales is therefore subject to the variable price of electricity, which depends on current market and electric system conditions at any point in time. In addition, spot market prices depend directly on hydrological weather conditions, with prices increasing in dry years and falling in wet years. Revenue received from Chivor's spot market transactions may fluctuate, and we cannot assure you that it will not adversely affect our operating results.

Risk Factors Related to Our Argentinean Operations

Argentina's legal regime and economy are susceptible to changes that could adversely affect our Argentinean Operations.

        The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth and high and variable levels of inflation. To address these pressures, the Argentine government has implemented various plans and utilized a number of exchange rate systems. In 1991, the Argentine government launched a plan aimed at controlling inflation and restructuring the economy by enacting Law No. 23,928 and its Regulatory Decree No. 529/91, together, the Convertibility Law. This law fixed the exchange rate at Arg$1.00 to US$1.00, among other provisions. The country's economy experienced growth throughout most of the period from 1991 to 1997, but entered into a recession in 1998. During the second half of 2001, Argentina's recession worsened significantly, precipitating the current ongoing economic and political crisis.

        In 2001, in response to the severe difficulties faced by the Argentine financial system, the government responded by implementing new regulations. The lack of confidence in the country's economic future and the inability to sustain the Argentine peso's parity with the U.S. dollar led to massive withdrawals of deposits from the financial system. Despite prior assurances to the contrary, on December 1, 2001, the Argentine government enacted Decree 1570/2001, which effectively froze bank deposits and introduced exchange controls restricting capital outflows. On January 7, 2002, the Argentine Congress enacted the Public Emergency and Foreign Exchange System Reform Law, Law No. 25,561, or the Public Emergency Law, which abrogated several sections of the Convertibility Law and granted the executive branch the power to determine the new exchange rate between the Argentine peso and foreign currencies and to approve the corresponding monetary regulations. Thereafter, the executive branch issued several supplementary resolutions. Decree No. 71/2002 and Communication A3425, as modified, issued by the Argentine Central Bank, created a dual currency system in which certain transactions were settled at a fixed rate of Arg$1.40=US$1.00, while nonqualifying transactions were settled using a market rate. On the first day of operations of the market rate on January 11, 2002, the exchange rate was between Arg$1.60 and Arg$1.70 per US$1.00.

        On February 3, 2002, Decree 214/2002, or Decree 214, was issued by the executive branch and established the conversion of dollar deposits held in financial institutions to pesos, or pesification, at an exchange rate of Arg$1.40 per US$1.00, and also converted into Argentine pesos (pesified) all obligations incurred in dollars as of January 6, 2002 at the exchange rate of Arg$1.00 per US$1.00. Deposits and debts converted into Argentine pesos are subsequently adjusted by the reference stabilization ratio, or the CER, an inflation index published by the Argentine Central Bank, which is applied from the date of the publication of the decree. In addition, the minimum interest rate to be applied for deposits and the maximum interest rate for obligations under the financial system are to be established by the Argentine Central Bank. Decree 214 also converted all obligations in U.S. dollars related to private contracts subscribed as of January 6, 2002 at an exchange rate of Arg$1.00 per US$1.00, which are to be adjusted by the CER in the same manner mentioned above. After issuing Decree 214, the Argentine government issued other regulations that established specific exceptions to pesification, such as debts with local financial institutions related to foreign trade, credit card purchases made abroad and forward and options agreements, among others.

        The Argentine financial system's situation remains very unstable after the events of recent years. The main problems that have been faced by financial institutions, particularly banks, include extremely tight liquidity, negative cash flows, deteriorating loan portfolios and insolvency. From December 2001 through December 2003, the consumer price index, the wholesale price index and the CER exhibited cumulative increases of 44.6%, 115.12% and 45.68%, respectively. However, in 2003 the inflationary trend slowed, with the consumer price index rising 3.7% from January to December 2003 and the wholesale price index rising 2.0% in the same period. In 2003, Argentina's gross domestic product increased by an estimated 7.9%.

        Overall, the series of measures applied by the Argentine government has severely affected the financial system's stability and has had a materially negative impact on the country's reputation. We cannot predict how the current Argentine government, which took office on May 25, 2003, will attempt to resolve the economic crisis, and the extent to which it will be able to maintain a strict monetary policy and control inflation. The unpredictability, timing and scope of economic measures enacted by the Argentine government, including expropriations, higher taxes and exchange control measures that may require TermoAndes to sell electricity to Argentina, may adversely affect our Argentinean Operations and our results of operations.

TermoAndes' gas supply and gas transportation costs could increase significantly as a result of changes in regulatory policy and disputes with gas and gas transportation suppliers.

        Pursuant to the pesification established by the Public Emergency Law and related decrees in Argentina, TermoAndes, as a local consumer of gas, has, since the beginning of 2002, converted its obligations under its gas supply and gas transportation agreements into Argentine pesos. In accordance with current regulations, the payments for gas supply must be made in Argentine pesos at a 1:1 exchange rate plus the CER. In accordance with this law, if any party to an agreement considers that such conversion does not reflect the value of the good or service subject thereof, it may request an equitable adjustment of the price. TermoAndes began negotiations with its gas suppliers and transportation providers within the framework of the Public Emergency Law, but such negotiations have not resulted in a settlement to date. Although this law provided that pesified contracts were to be adjusted by the CER, TermoAndes' suppliers have not included this adjustment in the invoices.

        TermoAndes' transportation service tariffs were initially set in U.S. dollars but are currently paid in Argentine pesos in accordance with the Public Emergency Law. During 2002, TermoAndes' gas and transportation service providers requested that regulatory authorities re-dollarize TermoAndes' gas supply and gas transportation agreements, citing Decrees 689/2002 and 1491/2002, which state that the Public Emergency Law does not apply to gas export contracts, gas transportation for gas exports or electricity exports. TermoAndes responded to both requests, clarifying that it is an Argentine generation company and that all of the gas it purchases is consumed within Argentina, as TermoAndes does not export natural gas. The current contracts of TermoAndes have not been adjusted for the CER.

        On August 20, 2003, the ENARGAS, ruled in favor of a preliminary injunction filed by TermoAndes against its natural gas transportation service provider, TGN, ordering it to provide the requested service and to invoice TermoAndes for such service in Argentine pesos. The injunction was appealed by TGN but no further ruling has been issued by ENARGAS.

        On January 30, 2004, TermoAndes was notified that Tecpetrol S.A., Mobil Argentina S.A. and Compañía General de Combustibles S.A., which are members of the consortium that provides gas to TermoAndes, filed a claim for arbitration at the International Chamber of Commerce, or the ICC, requesting the re-dollarization of the gas price. TermoAndes responded to this claim on March 10, 2004, which response included a counterclaim regarding the non-fulfillment by the suppliers of the "Most Favored Nation" clause, the lack of basis of the unilateral modification of the gas injection point where the suppliers deliver the natural gas, the obligation to supply the contracted quantities, and the ability of TermoAndes to resell gas that was not consumed. On May 12, 2004, the consortium responded to TermoAndes' counterclaim and it is expected that the case will soon be submitted to a court of arbitration for determination of the terms of reference.

        On April 22, 2004, an agreement was entered into by the Secretary of Energy of Argentina and certain gas producers which applies systematic natural gas increases from May 2004 to July 2005 to large consumers of natural gas and electric generation plants that provide electricity to the domestic market. The first incremental increase of 40% occurred in May 2004 and the resolution requires three additional 18.33% increases in October 2004, May 2005 and July 2005. TermoAndes notified its gas suppliers that it would increase payments for natural gas to reflect the increases in gas prices.

        We cannot assure you that TermoAndes' gas supply and transportation contracts payments will not be re-dollarized in the future or that the CER will not be applied to such payments, even with respect to retroactive payments. Although TermoAndes has made a provision for payment of the CER corresponding to its gas supply from January 1, 2004, any such re-dollarization could negatively impact our cash flow and financial condition.

Our business may be affected by the interruption of TermoAndes' natural gas supply.

        Our subsidiary, TermoAndes, utilizes natural gas in its Salta power facility to produce electricity which is currently exported to Chile. As a result of TermoAndes' disputes with natural gas suppliers described above and the measures adopted by the Argentine government in 2004 to ensure the domestic supply of natural gas which applied restrictions to the supply of natural gas for electricity generated for export, TermoAndes' generation has been directly affected. See "—Risk Factors Related to Our Chilean Operations" above.

        On February 2, 2004 and February 3, 2004, TermoAndes received letters from Tecpetrol S.A., Mobil Argentina S.A. and Companía General de Combustibles S.A., stating that they intended to reduce the volumes of gas to be supplied to TermoAndes, commencing on or about February 16, 2004. Subsequently, the plant's gas supply was effectively reduced. Throughout the first quarter of 2004, TermoAndes partially covered this deficit through short-term contracts and spot purchases, although it was forced to reduce its level of production. Additionally, TermoAndes commissioned the liquid fuel burning system of the facility, to permit operations to continue in the event of a gas interruption, thereby preventing it from losing its capacity payments. Such measures have increased the costs of operating the facility, and may continue to do so in the future.

        On March 31, 2004, TermoAndes was notified by three natural gas suppliers, Tecpetrol S.A., Mobil Argentina S.A. and Compañía General de Combustibles S.A., that the supply of natural gas by these companies would be restricted according to the orders received from the Argentine Under-Secretary of Fuels under the provisions of Resolution 265/04 and Rule 27/04, which became effective as of April 1, 2004. As a result, the supply of gas from these producers was completely curtailed from April 1, 2004 to May 15, 2004 when a preliminary injunction favorable to TermoAndes was issued and subject to which these suppliers have been providing certain volumes of natural gas to TermoAndes. On May 24, 2004, the supply of gas to the plant from Repsol-YPF S.A. was also partially restricted based on orders from the Under-Secretary of Fuels which resulted in additional curtailments to the plant from June 1 to June 16, 2004. The variable gas supply situation reduced TermoAndes' generation during May, June, July and August 2004. Currently, gas shortages from contracted suppliers are partially compensated with purchases from other gas producers mitigating the adverse effects of the shortages to the plant's generation, although TermoAndes' costs of generation have increased. Until the Argentine crisis is resolved, TermoAndes' costs of generation may remain at the current high levels or may even increase.

        Bolivia's natural gas exportation policy could also eventually have an impact on TermoAndes' gas supply. On April 21, 2004, the governments of Bolivia and Argentina entered into the "Temporary Natural Gas Sale Agreement" which established a maximum gas sales amount of 4 million cubic meters per day from Bolivia to Argentina for a six month renewable term. The agreement also expressly limited the amount of gas exported by Argentina to Chile to no more than the average of the 90 day period prior to the execution of the temporary agreement with Bolivia. On July 22, 2004, the Under-Secretary of Fuels requested that the gas producers in the northern basin limit their aggregate supply to TermoAndes to the plant's average gas consumption during the 90 day period prior to the execution of the temporary agreement with Bolivia which resulted in additional interruptions in the supply of gas to TermoAndes.

        The future impact of the resolutions passed by the Argentine government and any additional measures implemented by it, as well as any restrictions implemented by the Bolivian government on natural gas or electricity exports to Chile, on TermoAndes is uncertain. Any additional interruptions and/or reductions in the supply and transportation of natural gas in Argentina could negatively affect the operations of TermoAndes.

TermoAndes may have to pay for gas it may not be able to consume under its take-or-pay obligations.

        TermoAndes has take-or-pay agreements with its Argentine natural gas suppliers that provide for payments of a certain minimum amount of gas, regardless of whether it is consumed. The gas that is purchased but not consumed may be consumed throughout the term of the supply contract and two years beyond its termination. Since TermoAndes has been producing much less electricity than originally projected, it has also been consuming less gas and therefore accumulating volumes of gas that must be paid for or consumed at a later date. The only way to increase the use of gas is by increasing electricity production, either by a higher level of dispatch in the SING or by selling electricity in Argentina. Even though TermoAndes has until December 2012 to consume its accumulated take-or-pay gas, TermoAndes may not be able to consume the full amount before such date, and therefore may not be able to use the gas for which it will be required to pay, unless it is able to renegotiate its agreements as described below.

        TermoAndes believes that the application of the "most favored nation" clause in the supply contracts may substantially reduce or eliminate its take-or-pay obligations, and has consistently communicated this position to its gas suppliers. In August 2003, TermoAndes was invoiced for take-or-pay obligations for 2001 and 2002 by one of its gas suppliers, and these invoices were rejected on the basis of the aforementioned "most favored nation" clause. In January 2004, one of the suppliers wrote again to TermoAndes to demand payment of the aforementioned invoices, and TermoAndes rejected this demand again on the basis of the "most favored nation" clause. We cannot assure you that TermoAndes will be successful in renegotiating, reducing or eliminating its take-or-pay obligations. If TermoAndes is not successful in renegotiating, reducing or eliminating its take-or-pay obligations, it will have a material adverse effect on its and our financial conditions or operations.

Argentina's tax regulations are susceptible to differing and changing interpretations as well as future modifications.

        Argentine federal, provincial and other local authorities have interpreted some tax regulations differently from private companies and have also changed their interpretations over time. For example, as a result of different tax interpretations, there was a dispute between TermoAndes and the Argentine tax authority in the Salta province regarding the imposition of a stamp tax on a certain agreement, which was resolved in January 2003. We cannot assure you that there will not be other different interpretations of the regulations in the future that could negatively affect our Argentinean Operations.

        Until April 2002, no export taxes were applied to energy exports. In May 2002, a five percent export tax was imposed on all energy exports and an additional tax was imposed equal to Arg$3.80 per thousand cubic meters of natural gas consumed. On December 4, 2003, Law 25,822 was enacted, relating to the expansion of the Argentine electricity transmission system. This law provides that electricity exports are subject to federal taxes, which could mean that electricity exporters would be liable for a tax of Arg$3.00 per megawatt-hour that now affects end-users' electricity purchases. The law also provides that this amount may be adjusted, but it does not identify the circumstances or the method of adjustment. TermoAndes believes that this tax is not applicable to generators or to foreign end-users. However, we cannot assure you that this law will not adversely affect our Argentinean Operations and our results of operations. Similarly, we cannot assure you that new taxes or contributions will not be created or that interpretations will not change that could materially adversely affect our financial condition and operations.

Risk Factors Related to Our Dominican Republic Operations

The declining financial conditions currently affecting the economy and electric sector in the Dominican Republic could adversely affect our Dominican Operations.

        The Dominican economy has recently experienced declining economic growth and increasing devaluation and inflation as a consequence of a series of factors including the government's macroeconomic policies, a growing private sector tax burden and increasing international fuel prices. Associated with this general economic downturn, the electric sector has experienced significant problems such as tariff erosion, elevated energy losses, collection problems and insufficient service quality. On May 16, 2004, the candidate from the Dominican Liberation Party, the party responsible for the privatization of the electric sector in the Dominican Republic during the period 1996-2000, was elected president. The new president took office on August 16, 2004, and has already received a proposal designed to resolve many of the critical issues facing the electric sector from the principal investors in the industry. This plan includes measures to resolve operating losses, implement regulatory improvements, introduce sustainable electricity tariffs, obtain multilateral financial support and improve quality of service, among others. We cannot assure you that the proposed measures will be implemented, or of the success or timing related to any new policies. If measures enacted by the new government fail to revive the electricity sector in the Dominican Republic, our Dominican Republic operations and our results of operations may be adversely affected.

Risk Factors Related to the New Notes and the Old Notes

If we do not generate positive cash flows, we may be unable to service our debt.

        Our ability to pay principal and interest on the new notes and on our other debt depends on our future operating performance. Future operating performance is subject to market conditions and business factors that are beyond our control. Consequently, we cannot assure you that we will have sufficient cash flows to pay the principal, premium, if any, and interest on our debt. If our cash flows and capital resources are insufficient to allow us to make scheduled payments on our debt, we may have to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our debt. We cannot assure you that the terms of our debt will allow these alternative measures or that such measures would allow us to satisfy our scheduled debt service obligations. If we cannot make scheduled payments on our debt, we will be in default and, as a result:

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  our debtholders could declare all outstanding principal and interest to be due and payable;

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  our debtholders could commence foreclosure proceedings against our assets; and

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  we could be forced into bankruptcy or liquidation.

If we lose control and/or ownership of our Restricted Subsidiaries, TermoAndes and InterAndes, for any reason, you will not have recourse to or remedies against us or those Restricted Subsidiaries.

        TermoAndes and InterAndes are Restricted Subsidiaries within the meaning of the indenture and their EBITDA and Cash Flow (each as defined in "Description of the New Notes—Certain Definitions") are included in the calculations of our Total Debt to EBITDA Ratio and our Interest Coverage Ratio, which are important ratios that determine our ability, among other things, to incur additional indebtedness and to make restricted payments. Although these companies are consolidated for these purposes and considered Restricted Subsidiaries under the indenture, we could lose control or ownership of these companies under extraordinary circumstances, including, but not limited to, bankruptcy. If we were to lose control or ownership of these companies, you would have no recourse to or remedies against us or our Restricted Subsidiaries because such loss of ownership, either by bankruptcy or by other events affecting TermoAndes or InterAndes, will not constitute an event of default under the indenture.

        In 2003, TermoAndes and InterAndes contributed a total of Ch$20,308 million (approximately US$29.4 million) of EBITDA to our financial results. Without contributions to EBITDA and Cash Flow by Termoandes and Interandes, the amount of indebtedness that we could incur under the terms of the indenture would be reduced. In addition, we believe that our TermoAndes and InterAndes businesses are subject to risks due to changes in monetary policy in Argentina and related disputes between TermoAndes and its gas and gas transportation suppliers, as well as uncertainty related to Argentina's tax regulations. See "—Risk Factors Related to Our Argentinean Operations" and, in particular, the risk factors entitled "TermoAndes' gas supply and gas transportation costs could increase significantly as a result of changes in monetary policy and disputes with gas and gas transportation suppliers" and "Argentina's tax regulations are susceptible to differing and changing interpretations as well as future modifications". The new notes will be structurally junior to the indebtedness and other liabilities of our subsidiaries.

        The new notes will be structurally subordinated to the outstanding indebtedness and other liabilities of our subsidiaries, which as of June 30, 2004, is equal to US$398.5 million. This amount includes US$260.0 million of indebtedness of our unrestricted subsidiary, Chivor, all of which is non-recourse to us and our other subsidiaries, except for a US$35 million maximum potential liability of AES Gener. These subsidiaries generated approximately 49% of our consolidated operating revenues for the year ended December 31, 2003. As of December 31, 2003, these subsidiaries held approximately 68% of our net consolidated property, plant and equipment. If one of these subsidiaries were to be liquidated, the creditors of that subsidiary would be paid in full from the assets of the liquidated subsidiary before holders of new notes would be paid from those assets.

There is no public market for the new notes.

        The new notes will be a new issue of securities for which there is currently no active trading market. If the new notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition, performance and prospects. As a result, we cannot be sure that an active trading market will develop for the new notes. If a market were to exist, the new notes might trade at prices lower than their initial offering price. The trading price would depend on many factors, such as prevailing interest rates and the market for similar securities, general economic conditions and our financial condition, performance and prospects.

        To the extent that old notes are tendered and accepted in the exchange offer, the trading market for old notes which are not tendered and for tendered-but-unaccepted old notes could be adversely affected due to the limited aggregate principal amount of old notes that we expect to remain outstanding following the completion of the exchange offer. Generally, when there are fewer outstanding securities of an issue, there is less demand to purchase that security, which results in a lower price for that security. Conversely, if many old notes are not tendered, or are tendered but unaccepted, the trading market for the few new notes issued could be adversely affected. See "Plan of Distribution" and "The Exchange Offer" for further information regarding the distribution of the new notes and the consequences of failure to participate in the exchange offer.

If you do not exchange your old notes for new notes, your ability to sell or otherwise transfer the old notes will remain restricted, which could reduce their value.

        The old notes were not registered under the Securities Act or under the securities laws of any state. Therefore, they may not be resold, offered for resale, or otherwise transferred unless they are subsequently registered or resold pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your old notes for new notes pursuant to the exchange offer, you will not be able to resell, offer to resell, or otherwise transfer the old notes unless they are registered under the Securities Act or unless you resell them, offer to resell them or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act. In addition, the old notes will no longer be entitled to the benefits of the registration rights agreement, including the right to have us register the old notes under the Securities Act and the right to contingent increases in the interest rate applicable to the old notes.

It may be difficult to enforce civil liabilities against us or our directors, officers and controlling persons.

        We are a sociedad anónima abierta, or an open stock corporation, organized under the laws of Chile. Only one of our seven regular directors resides in the United States. All of our executive officers and certain of the experts named herein reside in Chile. In addition, all or a substantial portion of the assets of these persons and of our company are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons, or to enforce against them or us in U.S. courts, judgments predicated upon the civil liability provisions of the federal securities laws of the United States or otherwise obtained in U.S. courts. There is doubt as to the enforceability against such persons in Chile, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.

PRESENTATION OF FINANCIAL INFORMATION AND OTHER DATA

        Our audited and unaudited consolidated financial statements and, unless otherwise indicated, the other financial information presented in this prospectus, are presented in Chilean pesos in conformity with generally accepted accounting principles in Chile, or Chilean GAAP, and the rules of the SVS. Chilean GAAP differs in certain important respects from generally accepted accounting principles in the United States, or U.S. GAAP. See note 37 to our audited consolidated financial statements for the years ended December 31, 2002 and 2003 included in this prospectus for a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to us. Note 37 to our audited consolidated financial statements for the years ended December 31, 2001, 2002 and 2003 also contains a reconciliation to U.S. GAAP of our net income for the years ended December 31, 2001, 2002 and 2003 and our total shareholders' equity at December 31, 2002 and 2003. Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency of a company. We have determined the U.S. dollar to be our functional currency in accordance with the Statement of Financial Accounting Standards, or SFAS, No. 52. Therefore, by applying the procedures specified in SFAS No. 52, we have remeasured the audited consolidated financial statements as of December 31, 2001 and 2002 into U.S. dollars, in accordance with U.S. GAAP. Subsequent to the filing of our December 31, 2002 and 2001 financial statements, we determined that an error had been made in accounting for the provision for current tax expenses for the years 2001 and 2002, which resulted in a higher tax loss carryforward for those years. This increase in the tax loss carryforward resulted in the recognition of a higher deferred tax asset of Ch$3,139 million and Ch$2,835 million for the years 2001 and 2002, respectively.

        Subsequent to the filing of our December 31, 2003 Chilean GAAP financial statements, we determined that an error had been made in disclosure related to the reduction in value of certain treasury lock agreements as derivative instruments and the reduction in their value for the period from January 1, 2004 to March 12, 2004.

        In addition, we determined that the effect of a mark-to-market adjustment for the treasury lock agreements under U.S. GAAP was omitted from the Chilean GAAP to U.S. GAAP net income and shareholders' equity reconciliations and the calculation of earnings per share. The disclosure related to the subsequent reduction in value of the treasury lock agreements from January 1, 2004 to March 12, 2004 was also omitted.

        The functional currency and deferred tax adjustments were reflected as restatements in the audited consolidated financial statements included herein, as well as all adjustments discussed above.

        Unless otherwise specified, references herein to "U.S. dollars", "dollars", "$" or "US$" are to United States dollars, references to "peso" or "Ch$" are to Chilean pesos, the legal currency of Chile, references to "Col$" are to Colombian pesos, the legal currency of Colombia, references to "Arg$" are to Argentine pesos, the legal currency of Argentina, references to "RD$" are to Dominican Republic pesos, the legal currency of the Dominican Republic, and references to "UF" are to Unidad de Fomento. The Unidad de Fomento is an inflation-indexed, Chilean peso-denominated monetary unit that is linked to, and set daily in advance to reflect changes in, the previous month's Chilean consumer price index. As of December 31, 2003, one UF was equivalent to Ch$16,920.00 and as of March 31, 2003, one UF was equivalent to Ch$16,820.82.

        The financial data relating to the years ended December 31, 2001, 2002 and 2003 is presented in constant Chilean pesos of December 31, 2003 purchasing power and the financial data relating to the three months ended March 31, 2003 and 2004 is presented in constant Chilean pesos of March 31, 2004 purchasing power. As inflation in Chile decreased by 0.5% from

November 30, 2003 to February 29, 2004 (the period defined in accordance with Chilean GAAP), we have not restated the year end financial data included in this prospectus in constant Chilean pesos of March 31, 2004. For your convenience, we have translated certain peso amounts into U.S. dollars based on the daily-observed exchange rate reported by the Chilean Central Bank. The observed exchange rate used for financial reporting purposes on December 31, 2003 was Ch$593.80 = US$1.00 and on March 31, 2004 the observed exchange rate used for financial reporting purposes was Ch$616.41 = US$1.00. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos. The exchange rate between the Colombian peso and the U.S. dollar used by us for December 31, 2003 financial reporting purposes was Col$2,778.21 = US$1.00 and this rate was Col$2,678.16 = US$1.00 as of March 31, 2004. The exchange rate between the Argentine peso and the U.S. dollar used by us for December 31, 2003 financial reporting purposes was Arg$2.935 = US$1.00 and this rate was Arg$2.860 = US$1.00 as of March 31, 2004. The exchange rate between the Dominican Republic peso and the U.S. dollar used by us for December 31, 2003 financial reporting purposes was RD$35.00 = US$1.00 and this rate was RD$45.86 = US$1.00 as of March 31, 2004. No representation is made that the peso, U.S. dollar or other currency amounts shown in this prospectus could have been or could be converted into U.S. dollars or pesos at such rate or at any other rate.

        For the purposes of Chilean GAAP, we consolidate the results of operations of a company defined as a filial, or subsidiary, in accordance with the Chilean Corporations Law. In order to consolidate the results of operations of a company, we must satisfy, in general, one of two criteria. We must either:

  •
  control, directly or indirectly, more than a 50.0% voting interest in such company; or

  •
  nominate or have the power to nominate a majority of the board of directors of such company if we control 50.0% or less of the voting interest in such company.

        Our most significant consolidated subsidiaries include:

  •
  Norgener, which is 100.0% owned by us and operates a 277 MW coal-fired plant in northern Chile;

  •
  Energía Verde, which is 100.0% owned by us and operates two cogeneration plants and a gas peaking turbine with a total nominal capacity of 42.4 MW, as well as two steam generation plants in south-central Chile;

  •
  Eléctrica Santiago, which is 90.0% owned by us and operates a 379 MW combined-cycle plant in Santiago, Chile;

  •
  TermoAndes, which is 100.0% owned by us and operates a 642.8 MW combined-cycle plant in Salta, Argentina;

  •
  InterAndes, which is 100.0% owned by us and operates a 345 kV transmission line from the TermoAndes plant in Argentina to the Chilean border; and

  •
  Chivor, which is 99.9% owned by us and operates a 1,000 MW hydroelectric plant in Colombia.

        In accordance with the segment definitions found in note 37 to our audited consolidated financial statements included in this prospectus, the term "our Chilean Operations" refers to the operations of AES Gener, Norgener, Energía Verde and Eléctrica Santiago and "our Argentinean Operations" refers to TermoAndes and InterAndes. In this prospectus "our Colombian Operations" refers solely to Chivor.

        Prior to January 1, 2004, investments in other companies ranging from 10% - 50% of common stock were recorded under the equity method of accounting. As of January 1, 2004,

the Company changed the accounting treatment for investments in other companies that, at a consolidated level, were more than 10% and less than 20% of common stock to comply with the SVS Official Circular, No. 1,697, dated December 30, 2003. Investments that meet these criteria will be recorded at acquisition cost restated for price-level changes and will no longer be recorded under the equity-method of accounting. Our most significant equity-method investees are:

  •
  Guacolda, which is 50.0% owned by us and operates a 304 MW coal-fired generation facility in Chile;

  •
  Itabo, which is 25.0% owned by us and operates 432.5 MW of generation facilities in the Dominican Republic;

        This change affected the following investments: GasAndes Chile, GasAndes Argentina and CDEC-SIC. Our financial data included in this prospectus for periods prior to January 1, 2004 include these three entities the most significant of which are:

  •
  GasAndes Argentina, an Argentine company that is 13.0% owned by us and transports natural gas through a pipeline from the Province of Mendoza in Argentina to the Chilean border; and

  •
  GasAndes Chile, a Chilean company that is 13.0% owned by us and transports natural gas through a pipeline from the Argentine border to the Santiago Metropolitan Region.

        Unless otherwise indicated, information with respect to our electrical capacity includes the total capacity of AES Gener, together with the total capacity of each of our consolidated subsidiaries.

CALCULATION OF ECONOMIC INTEREST

        Except in our audited consolidated financial statements, and unless otherwise specified, references to our percentage interest in a subsidiary or equity-method investee refer to our level of economic interest in that subsidiary or equity-method investee. Our economic interest in a subsidiary or equity-method investee is calculated by multiplying our percentage ownership interest in a directly held subsidiary or equity-method investee by the percentage ownership interest of any entity in the chain of ownership of such ultimate subsidiary or equity-method investee. For example, if we own 60% of a directly held subsidiary that owns 40% of an equity-method investee, our economic ownership interest in that equity-method investee would be 24%.

TECHNICAL TERMS

        In this prospectus, references to "GW" and "GWh" are to gigawatts and gigawatt hours, respectively, references to "MW" and "MWh" are to megawatts and megawatt-hours, respectively, references to "kW" and "kWh" are to kilowatts and kilowatt-hours, respectively, and references to "kV" are to kilovolts. Unless otherwise indicated, statistics provided throughout this prospectus with respect to electricity generation facilities are expressed in MW, in the case of the nominal capacity of such facilities, and in GWh, in the case of the aggregate electricity production of such facilities. One GW=1,000 MW, and one MW = 1,000 kW. Statistics relating to aggregate annual electricity production are expressed in GWh and are based on a year of 8,760 hours. "Nominal capacity" means the total amount of nominal capacity in any company or system.

STATISTICAL INFORMATION

        Statistical information contained in this prospectus, regarding the economies of, and electricity industries in, Chile, Colombia, Argentina and the Dominican Republic, and regarding the competitors of AES Gener and its subsidiaries and equity-method investees in those industries, is based on material obtained from public sources, including publications and materials from participants in those industries and from government entities, such as the Centro de Despacho Económico de Carga, or the Economic Load Dispatch Center of the SIC, or CDEC-SIC, the CDEC-SING, the Chilean Central Bank and Compañia Administradora de Mercado Mayorista Eléctrico, or the Wholesale Electricity Market Management Company, or CAMMESA, among others. We believe such information is accurate, but we have not independently verified it.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

        Except for the historical information contained in this prospectus, certain matters discussed in this prospectus, including without limitation under "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations", contain forward-looking statements, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Although we believe that in making any such statements our expectations are based on reasonable assumptions, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. When used in this prospectus, the words "anticipates", "believes", "expects", "intends" and similar expressions, as they relate to us, are intended to identify those forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties. There are important factors that could cause actual results to differ materially from those in forward-looking statements, certain of which are beyond our control. These factors, risks and uncertainties include the following:

  •
  our and our equity-method investees' ability to implement capital investment programs, including the ability to arrange financing where required, and to complete contemplated refinancings;

  •
  trends affecting our and our equity-method investees' financial condition or results of operations;

  •
  the nature and extent of future competition in our and our equity-method investees' principal markets;

  •
  political, economic, regulatory and demographic developments in Chile, Colombia, Argentina, the Dominican Republic and other countries where we and our equity-method investees currently do business or may do business in the future; and

  •
  our dividend policy.

        Accordingly, we cannot assure you that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on our results of operations or financial condition. We do not intend, and undertake no obligation, to publicly revise any forward-looking statements that have been made to reflect the occurrence of events after the date hereof.

EXCHANGE RATES

        Chile has two currency markets, the Mercado Cambiario Formal, or Formal Exchange Market, and the Mercado Cambiario Informal, or Informal Exchange Market. The Formal Exchange Market is comprised of banks and other entities authorized by the Chilean Central Bank. The Informal Exchange Market is comprised of entities that are not expressly authorized to operate in the Formal Exchange Market, such as certain foreign exchange houses and travel agencies, among others. The Chilean Central Bank is empowered to determine that certain purchases and sales of foreign currencies must be carried out on the Formal Exchange Market. Both the Formal and Informal Exchange Markets are driven by free market forces. Current regulations require that the Chilean Central Bank be informed of certain transactions and that they be effected through the Formal Exchange Market.

        For the purposes of the operation of the Formal Exchange Market, the Chilean Central Bank sets a dólar acuerdo, or Reference Exchange Rate. The Reference Exchange Rate is reset daily by the Chilean Central Bank, taking into account internal and external inflation and variations in parities between the Chilean peso and each of the U.S. dollar, the Japanese yen and the Euro at a ratio of 80:5:15, respectively. In order to keep the average exchange rate within certain limits, the Chilean Central Bank may intervene by buying or selling foreign currency on the Formal Exchange Market. The dólar observado, or Observed Exchange Rate, which is reported by the Chilean Central Bank and published daily in the Chilean newspapers, is computed by taking the weighted average of the previous business day's transactions on the Formal Exchange Market. On September 2, 1999, the Chilean Central Bank eliminated the band within which the Observed Exchange Rate could fluctuate, in order to provide greater flexibility in the exchange market. Nevertheless, the Chilean Central Bank has the power to intervene by buying or selling foreign currency on the Formal Exchange Market to attempt to maintain the Observed Exchange Rate within a desired range.

        The Informal Exchange Market reflects transactions carried out at an informal exchange rate, or the Informal Exchange Rate. There are no limits imposed on the extent to which the rate of exchange in the Informal Exchange Market can fluctuate above or below the Observed Exchange Rate. Since 1993, the Observed Exchange Rate and the Informal Exchange Rate have typically been within less than 1% of one another.

        The following table sets forth the annual low, high, average and year-end Observed Exchange Rate for U.S. dollars for each year starting in 1999 as reported by the Chilean Central Bank. The Federal Reserve Bank of New York does not report a noon buying rate for Chilean pesos.

Observed Exchange Rate of Ch$ per US$ (1)

	Low (2)	High (2)	Average (3)	Year-end
1999	468.69	550.93	508.78	527.70
2000	501.04	580.37	539.49	572.68
2001	557.13	716.62	634.94	656.20
2002	641.75	756.56	688.94	712.38
2003	593.10	758.21	691.40	599.42
January 2004	559.21	596.78	573.64	—
February 2004	571.35	598.60	584.31	—
March 2004	590.28	623.21	603.91	—
April 2004	596.61	624.84	608.19	—
May 2004	622.25	644.42	635.76	—
June 2004	634.25	649.45	643.50	—
July 2004	622.32	644.37	632.39	—
Period ended August 16, 2004	637.36	643.81	640.81	—

Source: Chilean Central Bank.

  (1)
  In nominal (non-inflation adjusted) pesos.

  (2)
  Exchange rates are the actual high and low, on a day-to-day basis, for each period.

  (3)
  The average of monthly rates during the period.

        The Observed Exchange Rate reported by the Chilean Central Bank was Ch$640.25 per US$1.00 as of August 16, 2004.

EXCHANGE CONTROLS

        The Chilean Central Bank is responsible for, among other things, monetary policies and exchange controls in Chile. Chilean issuers are authorized to offer securities internationally by complying with, among others, the provisions of Chapter XIV of the Compendium of Rules on Foreign Exchange issued by the Chilean Central Bank, or the "Compendium".

        All payments in U.S. dollars in connection with the notes made from Chile shall be made through the Formal Exchange Market. Pursuant to Chapter XIV of the Compendium, no prior authorization from the Chilean Central Bank is required for such remittance of U.S. dollars. The entity of the Formal Exchange Market participating in the transfer shall provide certain information to the Chilean Central Bank on the next banking business day. In the event there are payments made outside Chile, we must provide the relevant information to the Chilean Central Bank directly or through an entity of the Formal Exchange Market within 10 days following the date on which the payment was made.

        Under Chapter XIV of the Compendium, payments and remittances of funds from Chile are governed by the rules in effect at the time the payment or remittance is made. Therefore, any change made to Chilean laws and regulations after the date hereof shall affect foreign investors who have acquired the notes. We cannot assure you that further Chilean Central Bank regulations or legislative changes to the current foreign exchange control regime in Chile will not restrict or prevent us from acquiring U.S. dollars or that further restrictions applicable to us will not affect our ability to remit U.S. dollars for payment of interest or principal on the notes. For instance, until June 26, 1998, certain foreign investments in Chile were subject to an encaje, or mandatory deposit, with the Chilean Central Bank in an amount equal to 30% of the proceeds of the investment or, in the alternative, in lieu of such deposit, an upfront payment to the Chilean Central Bank in an amount determined in relation to the amount otherwise required to be deposited. This deposit had to be made in U.S. dollars and had to remain with the Chilean Central Bank, without accruing interest, for a period of one year. On June 26, 1998, the encaje was reduced to 10%, on September 17, 1998, it was reduced to 0% and, on April 19, 2001, it was eliminated from the Compendium. There is no guarantee that the Chilean Central Bank will not reinstate the encaje at such levels or at higher levels.

        The foregoing is a summary of the Chilean Central Bank's regulations with respect to the issuance of debt securities, including the notes, as in force and effect as of the date of this prospectus. We cannot assure you that restrictions will not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed. This summary does not purport to be complete and is qualified in its entirety by reference to the provisions of Chapter XIV of the Compendium, a copy of which is available from us upon request.

USE OF PROCEEDS

        We will not receive any cash proceeds from the issuance of the new notes. The new notes will be exchanged for old notes as described in this prospectus upon our receipt of old notes. We will cancel all of the old notes surrendered in exchange for the new notes.

        Our net proceeds from the sale of the old notes were approximately US$393 million, after deduction of the initial purchasers' discounts and commissions and other expenses of the offering. We used a portion of those net proceeds together with cash on hand to redeem all of our 6% U.S. convertible notes (US$78.1 million) and 6% Chilean convertible notes (US$427.4 million) due in March 2005 including principal, interest and non-conversion premium.

CORPORATE STRUCTURE

        We are an operating and holding company and conduct some of our business through subsidiaries. The following charts present, as of June 30, 2004, our relationship with The AES Corporation, our corporate structure and the approximate percentage equity ownership interest that we hold in our subsidiaries, equity-method investees and other investments.

OUR RECENT DEBT RESTRUCTURING PLAN

        Our recently completed debt restructuring plan reduced our consolidated indebtedness by over US$300 million, from approximately US$1.3 billion as of December 31, 2003 to approximately US$970 million as of May 31, 2004, when the plan was completed, including scheduled debt amortizations during the period. We believe that our debt restructuring plan will enhance our financial flexibility and our ability to generate cash flow in upcoming years.

        Consistent with our strategic plan of focusing on our core business since The AES Corporation's acquisition of AES Gener, we have divested a significant portion of the non-core assets we acquired during our expansion in the 1990s, and thereby eliminated approximately US$352 million of subsidiary debt attributable to Central Puerto S.A. and Puerto Ventanas S.A. as well as the material earnings deterioration that would have been associated with divested Argentine businesses had they been retained. However, in that process we did not repay all of the debt we incurred in connection with the expansion. As of December 31, 2003, US$676.6 million of our remaining indebtedness (excluding non-conversion premium) would have become due and payable in March 2005 and January 2006. As a result of these maturities, as well as a broad-based decline in economic conditions in Latin America, we were unable to access the capital markets on favorable terms, thereby exposing us to significant refinancing risk for this debt. To improve our financial condition, in late 2003 and early 2004 we undertook a debt restructuring plan designed to:

  •
  reduce the amount of our outstanding indebtedness and strengthen our balance sheet;

  •
  extend the maturity dates of our long-term indebtedness; and

  •
  provide increased operating and financial flexibility.

        Our debt restructuring plan consisted of the following transactions:

  •
  Cachagua's repayment to us on February 27, 2004 of approximately US$298 million, representing all amounts due to us under an intercompany account receivable, known as the mercantile account;

  •
  the purchase of US$145.2 million aggregate principal amount of Yankee notes on March 1, 2004 pursuant to a cash tender offer;

  •
  the purchase of US$156.8 million aggregate principal amount of Chilean convertible notes on March 24, 2004 and the purchase of US$55.7 million aggregate principal amount of U.S. convertible notes on April 2, 2004 pursuant to two separate tender offers followed by the full redemption of all of the Chilean convertible notes and U.S. convertible notes that remained outstanding following the consummation of the cash tender offers for such notes on May 31, 2004;

  •
  our separate private offering of 7.50% senior notes due 2014 with an aggregate principal amount of US$400 million, which closed on March 22, 2004;

  •
  the restructuring of the outstanding indebtedness and termination of the interest rate swaps of our Argentine subsidiaries, TermoAndes and InterAndes, which closed on April 16, 2004. Under the terms of the restructuring the holders of outstanding TermoAndes and InterAndes notes received an upfront payment on April 16, 2004, funded with a combination of cash held in TermoAndes' and InterAndes' trust accounts (approximately US$36.3 million), along with a capital contribution made by us through Gener Argentina S.A. (approximately US$25.7 million). In exchange for this paydown, the holders of the TermoAndes' and InterAndes' notes extended a loan of US$93.4 million to us to enable us to repurchase the TermoAndes and InterAndes notes and repay the swap termination fees that were not paid at closing. This loan has two tranches and will be amortized over a period from 2004 to 2010; and

  •
  a capital increase represented by 714,084,243 shares of common stock (the U.S. dollar equivalent of US$98 million at the time the capital increase transactions occurred), which was completed on June 19, 2004. Cachagua subscribed 713,000,000 shares in this capital increase on May 20, 2004.

SOURCES AND USES

        The following table describes the sources and uses in connection with our recently completed debt restructuring plan.

Sources (US$million)
Cash on hand (1)	$49.5
Repayment of mercantile account (2)	298.0
Capital increase purchase (3)	98.0
Proceeds of senior note offering (4)	400.0

Total sources	$845.5

Uses (US$million)
Dividend (5)	$98.0
Tender Offer: Yankee notes (6)	146.3
TA/IA up-front payment (7)	28.6
Tender Offer: U.S. convertible notes (8)	78.1
Tender Offer: Chilean convertible notes (8)	427.4
Working capital	30.0
Fees and expenses (9)	37.1

Total uses	$845.5

(1)
Principally composed of AES Gener's portion of cash and cash equivalents as of December 31, 2003 plus restricted cash held in TermoAndes (TA) and InterAndes (IA) trust accounts, which was released on April 16, 2004.

(2)
Includes Cachagua's repayment to us on February 27, 2004 of approximately US$298 million, representing all amounts due to us under an intercompany account receivable, known as the mercantile account.

(3)
Includes a capital increase of $Ch62,268 million (US$98 million) subscribed by Cachagua and certain minority shareholders which was completed on June 19, 2004.

(4)
Amount related to senior private offering of 7.5% senior notes due 2014 which closed on March 22, 2004.

(5)
Includes a dividend paid to shareholders of US$94 million and the payment of costs incurred in connection with a related foreign exchange rate hedge in the amount of US$4 million on February 27, 2004.

(6)
Amount tendered and accepted for payment plus consent payment and accrued interest on March 1, 2004.

(7)
Includes capital contribution of US$25.7 million and US$2.9 million related to bank fees and taxes paid on April 16, 2004.

(8)
Total amount related to the repurchase and redemption of 100% of the U.S. convertible notes and Chilean convertible notes, at the price of 105.0785%, including accrued and unpaid interest. On March 24, 2004, we redeemed US$165.4 of our Chilean convertible notes, on April 5, we redeemed US$58.7 of our U.S. convertible notes and on May 31, 2004, we redeemed US$281.5, equal to the outstanding portion of our U.S. and Chilean convertible notes, in each case including principal, accrued interest and non-conversion premium.

(9)
Includes a US$22.1 million payment related to treasury lock agreements that was made on March 22, 2004.

        The following table sets forth, as of June 30, 2004, the projected maturities of our long-term consolidated indebtedness (excluding Chivor, other than in 2005) in U.S. dollars for the years indicated on an actual basis reflecting the completion of our debt restructuring plan described above. The table reflects the amortizations made in the first half of 2004, including the

US$9.1 million payment made to Bank of America and the US$23.6 million payment made to Chivor's creditors on June 30, 2004.

	2004 (1)	2005 (1)	2006 (1)	2007	2008	2009	2010	2011 and on
	(in millions of US$)
Maturities of long-term indebtedness (2)	8.0	70.7	103.7	32.4	30.1	30.5	9.0	427.7

(1)
Data for 2005 includes US$35 million representing AES Gener's maximum potential liability on US$260.0 million of outstanding indebtedness as of June 30, 2004 of our subsidiary, Chivor. Chivor's scheduled amortization on its US$260.0 million of outstanding indebtedness as of June 30, 2004 has been excluded from the table as follows: US$9.5 million, US$13.0 million and US$237.5 million for 2004, 2005 and 2006, respectively. Chivor's indebtedness is non-recourse to AES Gener and its other subsidiaries, except for the US$35 million included in the table for 2005.

(2)
Includes a US$29 million loan provided to Norgener by its supplier Mitsubishi Heavy Industry to finance the construction of the Tocopilla thermoelectric plant.

CAPITALIZATION

        The following table sets forth our consolidated cash, cash equivalents and restricted cash, as well as our capitalization, including short-term debt, long-term debt, minority interest and shareholders' equity in accordance with Chilean GAAP as of March 31, 2004, and as adjusted to give effect to the following events as if each had occurred on March 31, 2004:

  •
  the restructuring of indebtedness outstanding under, and the termination of the interest rate swaps related to, the TermoAndes and InterAndes notes, which closed on April 16, 2004, including an up-front payment to the holders of such notes and the swap counterparties funded with approximately US$36.3 million of cash then held in TermoAndes and InterAndes trust accounts along with US$25.7 million of our cash on hand;

  •
  the application of the remaining net proceeds from the transactions mentioned above under "Our Recent Debt Restructuring Plan" and cash on hand to fund the repurchase of all outstanding U.S. and Chilean convertible notes which both occurred on May 31, 2004;

  •
  a capital increase of 714,084,243 shares of common stock (the equivalent of approximately US$98.0 million at the time the capital increase transactions occurred), which was completed on June 19, 2004.

        The amounts below represent the outcome of our recent debt restructuring plan, based on the transactions specified above.

	As of March 31, 2004
	Actual	As Adjusted	Actual	As Adjusted
	(Unaudited)
	(In millions of Ch$)		(In millions of US$)
Cash, cash equivalents and restricted cash:
Cash and cash equivalents	200,904	26,565	326	43
Cash and cash equivalents at subsidiaries level	18,464	8,930	30	14
Restricted cash (1)	12,865	0	21	0
Capitalization:
Short-term debt
Short-term debt due to banks and financial institutions	2,006	2,006	3	3
Current portion of long-term debt due to banks and financial institutions (2)	18,243	25,881	30	42
Current portion of bonds payable (3)	200,926	2,811	326	5
TermoAndes/InterAndes notes	20,789	0	34	0

Total short-term debt	241,964	30,698	393	50
Long-term debt
Long-term debt due to banks and financial institutions (2)	190,931	240,912	310	391
Bonds payable	334,024	334,024	542	542
TermoAndes/InterAndes notes	67,661	0	110	0

Total long-term debt	592,616	574,936	961	933
Minority interest	6,791	6,791	11	11
Shareholders' equity
Shareholders' paid-in capital (4)	660,615	721,017	1,072	1,170
Others	79,465	79,465	129	129
Retained earnings	18,492	18,492	30	30

Total equity	758,573	818,974	1,231	1,329
Total capitalization (5)	1,367,710	1,395,904	2,219	2,265

(1)
Represents cash held in trust accounts related to TermoAndes and InterAndes debt which was applied to reduce the outstanding debt in the TermoAndes/InterAndes refinancing process completed on April 16, 2004.

(2)
Includes a US$34 million loan provided to Norgener by its supplier Mitsubishi Heavy Industry to finance the construction of the Tocopilla thermoelectric plant.

(3)
Reflects the redemption of 100% of the U.S. convertible notes and Chilean convertible notes, in either case at an assumed price of 105.0785%. Includes accrued and unpaid interest as of May 31, 2004. The outstanding bonds were fully redeemed on May 31, 2004.

(4)
Includes a capital increase of Ch$62,268 million (US$98 million) subscribed to by Cachagua and certain minority shareholders which was completed on June 19, 2004.

(5)
Total capitalization is net of cash and cash equivalents.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth the consolidated ratio of our earnings to our fixed charges for each of the periods indicated in accordance with Chilean GAAP and US GAAP. A ratio of earnings to fixed charges is an analytical tool to assist investors in evaluating our ability to meet the interest requirements of debt securities. For the purpose of computing the ratios of earnings to fixed charges, earnings include pretax income (or loss) from continuing operations (i.e., pretax income excluding the effects of discontinued operations, extraordinary items, and the cumulative effect of accounting changes) and fixed charges reduced by the amount of interest capitalized during the period. Fixed charges include interest expenses, including capitalized interest, amortization of discounts or premiums on indebtedness and issuance costs.

	Year ended December 31,					Three months ended March 31,
	1999	2000	2001	2002	2003	2003	2004
Chilean GAAP	1.48	1.18	1.16	1.54	1.89	2.46	2.49
U.S. GAAP (1)	1.63	1.20	1.61	1.52	1.78	—	—

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

        The following table presents selected consolidated financial and operating information for each of the periods indicated. You should read the information below together with our audited consolidated financial statements included elsewhere in this prospectus, as well as the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus. Information included below as at December 31, 2002 and 2003 for balance sheet data and for the years ended December 31, 2001, 2002 and 2003 for income statement data is derived from our audited consolidated financial statements included in this prospectus and information included below as at March 31, 2003 and 2004 for balance sheet data and for the three months ended March 31, 2003 and 2004 for income statement data is derived from our unaudited consolidated interim financial statements included in this prospectus. The unaudited consolidated interim financial statements, in our opinion, reflect all adjustments, consisting of normal accruals, necessary for a fair presentation of the data for those periods. The unaudited consolidated financial statements may not be indicative of results that may be expected for the full year. Information included below for the 1999, 2000 and 2001 balance sheet data and 1999 and 2000 income statement data is derived from audited consolidated financial statements not included separately in this prospectus.

	For the year ended December 31,					For the three months ended March 31,
	1999	2000	2001	2002	2003	2003	2004	2004
	(In millions of constant Ch$ as of December 31, 2003, except per share data, shares and capital stock)					(In millions of constant Ch$ as of March 31, 2004, except per share data, shares and capital stock)		(In millions of US$, except per share data, shares and capital stock) (1)
Income Statement Data:
Chilean GAAP: (2)(9)
Operating revenues	495,999	473,664	360,994	374,257	362,332	94,508	91,147	148
Income from operations	89,846	83,518	73,072	119,049	109,953	31,728	30,176	49
Net Income (3)	7,211	2,367	(2,091)	35,576	53,678	15,421	10,600	17
Income from operations per share	16	15	13	21	19	6	5	0.21
Weighted average shares outstanding (000s)	5,881,996	5,632,079	5,672,743	5,672,753	5,672,753	5,672,753	5,672,753	5,672,753
Capital stock (000s)	5,630,563	5,672,738	5,672,753	5,672,753	5,672,753	5,672,753	5,672,753	5,672,753
U.S. GAAP: (7)(8)(9)
Operating revenues	438,920	441,624	376,011	358,375	315,393	—	—	—
Income from operations	76,465	77,869	115,150	117,406	96,904	—	—	—
Income from continuing operations	17,205	2,207	59,377	40,944	19,734	—	—	—
Net income (3)	17,205	2,207	50,789	38,309	19,530	—	—	—
Income from operations per share	13	14	20	21	17	—	—	—
Income from continuing operations per share	3	0	10	7	3	—	—	—

	At December 31,					At March 31,
	1999	2000	2001	2002	2003	2003	2004	2004
	(In millions of constant Ch$ as of December 31, 2003, except ratios)					(In millions of constant Ch$ as of March 31, 2004)		(In millions of US$) (1)
Balance Sheet Data:
Chilean GAAP: (2)(9)
Total assets	2,201,687	2,342,165	1,926,634	1,903,543	1,657,046	1,909,516	1,682,894	2,730
Long-term liabilities	927,612	840,399	798,163	975,596	739,118	984,194	620,505	1,007
Total shareholders' equity	892,028	894,882	748,071	784,778	808,604	796,271	758,573	1,231
Ratio of total shareholder's equity to total assets (4)	0.41	0.38	0.39	0.41	0.49	0.42	0.45	0.45
U.S. GAAP: (7)(8)(9)
Total assets	1,657,510	1,954,784	1,518,858	1,573,160	1,229,201	—	—	—
Long-term liabilities	812,958	788,444	664,630	896,414	677,888	—	—	—
Total shareholders' equity	523,221	598,284	332,154	394,793	358,949	—	—	—
Ratio of total shareholder's equity to total assets (4)	0.32	0.31	0.22	0.25	0.29	—	—	—
	At December 31,					At March 31,
	1999	2000	2001	2002	2003	2003	2004	2004
	(In millions of constant Ch$ as of December 31, 2003, except ratio, per share and operating data)					(In millions of constant Ch$ as of March 31, 2004, except ratio, per share and operating data)		(In US$ except ratio, per share and operating data) (1)
Other Consolidated Financial and Operating Data: (2)
Chilean GAAP:
Consolidated ratio of earnings to fixed charges (5)	1.48	1.18	1.16	1.54	1.89	2.46	2.49	2.49
Net income per share (Ch$)	1.28	0.42	(0.37)	6.27	9.46	2.72	1.87	0.00
Dividends per share (Ch$)	2.5	1.23	26.83	0.00	5.24	—	10.00	0.02
U.S. GAAP:
Consolidated ratio of earnings to fixed charges (5)	1.63	1.20	1.61	1.52	1.78	—	—	—
Net income per share (US$) (7)(8)(9)	2.93	0.39	8.95	6.75	3.44	—	—	—
Diluted net income per share (7)(8)(9)	1.91	—	8.99	N/A	N/A	—	—	—
Dividends per share (7)(8)(9)	0.00	0.00	0.04	—	0.01	—	—	—
Operating data: (6)
Total MW installed capacity	4,608	5,252	3,092	3,123	3,123	3,123	3,123
Total GWh produced	16,433	16,718	8,958	10,169	10,188	2,278	3,378
Total GWh sold	23,471	24,149	14,612	15,748	15,263	4,064	4,715

(1)
Solely for the convenience of the reader, Chilean peso amounts have been translated into U.S. dollars at the rate of Ch$616.41 per U.S. dollar, the daily-observed exchange rate used for financial reporting purposes for March 31, 2004, for amounts given as of or through March 31, 2003 and 2004. You should not construe the translation of currency amounts in this prospectus to be representations that the Chilean peso amounts actually represent current U.S. dollar amounts or that you could convert Chilean peso amounts into U.S. dollars at the rates indicated or at any other rate.

(2)
For the sole purpose of this prospectus, we have modified our Chilean GAAP financial statements previously filed with the SVS, in order to recognize the error made in accounting for the accrual related to the tax deductible net loss for the years ended December 31, 2001 and 2002.

(3)
Includes the effects under U.S. GAAP of discontinued operations.

(4)
Ratio of total shareholders' equity to total assets is calculated by dividing total shareholders' equity by total assets. Total shareholders' equity as presented under "Chilean GAAP" in the Balance Sheet Data above includes paid-in capital, reserve for monetary correction of capital, share premium accounts, other reserves, future dividends reserve, retained earnings and net income for the period.

(5)
For the purposes of calculating the consolidated ratio of earnings to fixed charges, "earnings" consist of income before income taxes plus fixed charges (excluding capitalized interest), and amortization of previously capitalized interest. "Fixed Charges" include interest expense, capitalized interest and amortization of debt issuance costs.

(6)
Data for each period is on a pro forma basis to give effect to decreases in MW of nominal capacity, GWh produced and GWh sold resulting from asset sales after each such period.

(7)
For the years 1999 and 2000, the effects of both price-level restatement and the remeasurement are excluded.

(8)
For the years 2001, 2002 and 2003, the effects of price-level restatement are excluded while the remeasurement effect is included.

(9)
For purposes of this prospectus, we have restated our 2003 Chilean financial statements with the SVS to include omitted disclosure of certain treasury lock agreements and their subsequent reduction in value from January 1, 2004 to March 12, 2004. We have also restated our U.S. GAAP financial statements for the two years in the period ended December 31, 2002 for a change in functional currency and the remeasurement effects and for the year ended December 31, 2003, for a mark-to-market adjustment for treasury lock agreements in the Chilean GAAP to U.S. GAAP reconciliation to net income, shareholders' equity and earnings per share, and, additionally, the lack of disclosure related to the subsequent reduction in value of these treasury lock agreements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

        Our principal business and that of the majority of our consolidated subsidiaries and equity-method investees is the generation and sale of electricity. The most significant variables affecting our results are the prices of energy and capacity, weather conditions and foreign exchange variations in the countries in which we operate.

        We believe that we have the most diverse generation portfolio among the major power generation companies in Chile and are the country's second largest electricity generation company based on our operating revenues and generating capacity. Because we have hydroelectric, combined-cycle, coal, peaking diesel and biomass facilities, our plants are well distributed across the dispatch curve. This diverse portfolio allows us to operate our facilities competitively in order to obtain supply contracts and to effectively manage such contractual obligations even under adverse hydrological and pricing conditions. We also believe that our position as Chile's most diversified electricity generator confers additional competitive benefits. For example, we can satisfy the energy requirements of our contractual commitments in wet years by purchasing the majority of our energy requirements at low spot prices. At the same time, our significant thermoelectric capacity mitigates the impact of high-energy spot prices in dry years. In addition, our hydroelectric generating capacity, as opposed to the vast majority of the other hydroelectric plants in Chile, is predominantly run-of-the-river and operates under high load factors even during relatively dry years.

        Through various subsidiaries and equity-method investees, we own a dam-based hydroelectric plant in Colombia with a total nominal operating capacity of 1,000 MW (Chivor); a combined-cycle natural gas-fired unit with 642.8 MW of installed capacity in Argentina (TermoAndes), connected to the SING by a 345 kV transmission line of 420 km, 140 km of which are owned by AES Gener and 280 km are owned by InterAndes and a 25% interest in a thermoelectric generation facility located in the Dominican Republic with approximately 432.5 MW of installed capacity (Itábo). The following table presents the percentage of revenues contributed by each of the different markets in which we operate and the percentage of sales of energy to regulated and unregulated customers and spot sales for the years ended December 31, 2003, 2002 and 2001 and for the three months ended March 31, 2003 and 2004.

	For the Year Ended December 31,			For the Three Months Ended March 31,
Revenues
	2001	2002	2003	2003	2004
SIC	47%	43%	46%	43%	47%
SING	21%	25%	24%	25%	21%
Colombia	20%	22%	22%	24%	25%
Other Income	12%	10%	8%	9%	6%
Electricity Revenues in Chile	2001	2002	2003	2003	2004
Regulated	48%	49%	49%	46%	50%
Unregulated	50%	44%	44%	43%	38%
Spot Sales	2%	7%	7%	11%	12%

        Our largest customers in Chile are two distribution companies, Chilectra S.A. and Chilquinta Energía S.A., operating in the SIC, and Minera Escondida, a copper mining company, operating in the SING.

        Most of our sales in the spot markets are in the SING as a result of production from our subsidiary TermoAndes' combined-cycle plant. In the SIC, we become a spot purchaser of electricity from other generation companies during relatively wet conditions, while spot purchases of electricity decline in periods of low water conditions.

        In Chile, the amount of our capacity that is contracted or left uncommitted to be sold at spot prices is critical to our profitability. The desired level of contractual commitments depends on our estimation of demand, based on standard economic theory, node prices and system marginal cost using dynamic programming models. Historically, this strategy has led us to enter into long-term contracts for our most efficient units and to reserve our less efficient units for sales in the spot market. According to our current level of contracted capacity, in case of a dry year, we may be adversely affected as we would generate electricity at a higher cost and buy energy at higher prices.

        The introduction of natural gas as a source of fuel for electric generation in Chile in the SIC in 1997 and in the SING in 1999, with the construction of the pipelines which transport natural gas from Argentina to Chile, led to a significant technological change in the industry, reducing energy prices and the country's reliance on hydrological conditions.

        As discussed above, we are actively reviewing a variety of potential development projects to increase our installed generating capacity in the SIC to reduce our exposure to significant changes in hydrological conditions and stabilize our level of cash flow.

Operating Results

        The following discussion is based on, and should be read in conjunction with, our audited and unaudited consolidated financial statements and the accompanying notes included in this prospectus. We prepare our audited and unaudited consolidated financial statements in accordance with Chilean GAAP, which differs in certain important respects from U.S. GAAP. See note 37 to our audited annual consolidated financial statements for a summary of the principal differences between Chilean GAAP and U.S. GAAP. Unless otherwise specified, financial data for the years ended December 31, 2001, 2002 and 2003 is presented in constant Chilean pesos of December 31, 2003 purchasing power and financial data for the three months ended March 31, 2003 and 2004 is presented in constant Chilean pesos of March 31, 2004 purchasing power.

        Our Chilean GAAP audited annual consolidated financial statements for the years ending December 31, 2002 and 2003 were restated to reflect the correction of an error related to deferred tax adjustments and to correct an error in disclosure related to certain treasury lock agreements and the effect of a mark-to-market adjustment for such agreements. Additionally, as discussed in Note 37 I b) and a) to the audited annual consolidated financial statements, the reconciliation to US GAAP as of December 31, 2001 and 2002 has been restated for the remeasurement effect relating to a change in the functional currency and for the year ending December 31, 2003 for the mark-to-market adjustment for certain derivative instruments.

        An understanding of our financial condition and the results of our operations for the periods discussed in this prospectus requires an understanding of the regulatory structure for the production and pricing of electricity in Chile, Colombia, Argentina and the Dominican Republic, the principal countries in which we and our equity-method investees operate. Factors such as the method of determining the dispatch of generating units in a system, the pricing of electricity sales to regulated and unregulated customers and in the spot market, the significance of a generation company's mix of contract and spot market sales, the effect of a company's mix of hydro and thermal generation and the effect of hydrological conditions on operations are important factors in determining financial results. Accordingly, the following discussion should be read in conjunction with the discussion of these and related matters that appears elsewhere in this prospectus, under the following headings:

  •
  "Business—Overview—Electricity Generation in Chile";

  •
  "Business—Overview—Electricity Generation in Colombia";

  •
  "Business—Overview—Electricity Generation in Argentina";

  •
  "Business—Overview—Electricity Generation in the Dominican Republic"; and

  •
  "Regulation of Electricity Generation in Chile, Colombia, Argentina and the Dominican Republic".

        Our TermoAndes and InterAndes facilities are included in Chilean operations, given that currently they only receive revenue from the Chilean market. The results of our Chilean operations are separated between the two primary electric systems, the SIC and SING. Colombian operations correspond to our subsidiary Chivor.

Operating Revenues

        The following table shows operating revenue information for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004:

	For the Year Ended December 31,						For the Three Months Ended March 31,
	2001		2002		2003		2003		2004
	(in millions of Ch$, except percentages)
Operating Revenues
Chile (1)
Regulated electricity sales	118,717	32.9%	124,315	33.2%	125,966	34.8%	28,942	30.6%	30,883	33.9%
Unregulated electricity sales	122,165	33.8	113,542	27.8	111,285	30.7	27,071	28.6	23,900	26.2
Spot sales in the SIC (2)	(170)	—	(1,537)	(0.4)	154	—	1,758	1.9	4,145	4.5
Spot sales in the SING (2)	5,011	1.4	19,429	7.8	15,286	4.2	5,489	5.8	3,417	3.7

Total	245,723	68.1	255,749	68.3	252,691	69.7	63,260	66.9	62,345	68.4
Colombia
Contractual electricity sales	35,311	9.8	46,488	12.4	39,223	10.8	11,063	11.7	10,988	12.1
Spot sales	36,385	10.1	35,127	9.4	39,441	10.9	11,592	12.3	12,202	13.4

Total	71,696	19.9	81,615	21.8	78,664	21.7	22,654	24.0	23,190	25.4

Total Electricity	317,419	87.9	337,364	90.1	331,355	91.5	85,915	90.9	85,535	93.8

Other	43,575	12.1	36,892	9.9	30,977	8.5	8,594	9.1	5,612	6.2

Total	360,994	100.0	374,257	100.0	362,332	100.0	94,508	100.0	91,147	100.0

(1)
Includes revenue from electricity generation. Sales of coal and other services are included in "Other".

(2)
Includes revenue related to annual electrical capacity reconciliation settlement payments that are determined by the CDECs in each system at the end of every year. These payments may be positive if we receive capacity payments in excess of the amount provisioned, or negative as was the case in the SIC in 2001 and 2002, when we paid for electricity capacity in excess of the amount provisioned.

        The following table provides information about our sales volume of energy and capacity for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004:

	For the Year Ended December 31,						For the Three Months Ended March 31,
	2001		2002		2003		2003		2004
	Energy (GWh)	Capacity (MW/month)	Energy (GWh)	Capacity (MW/month)	Energy (GWh)	Capacity (MW/month)	Energy (GWh)	Capacity (MW/month)	Energy (GWh)	Capacity (MW/month)
Sales Volume
Chile	9,948	15,698	9,409	16,050	9,447	16,277	2,272	4,021	2,568	4,206
Regulated	5,061	8,943	5,039	9,279	5,023	8,842	1,191	2,091	1,340	2,211
Unregulated	4,252	4,968	3,690	5,417	3,754	5,457	913	1,531	941	1,502
Spot sales in the SIC	6	920	31	153	8	—	3	0	111	0
Spot sales in the SING	629	867	649	1,201	662	1,978	165	399	176	494
Colombia	4,664	—	6,339	—	5,816	—	1,289	1,642
Contract sales	2,107	—	2,491	—	2,542	—	717	—	729	—
Spot sales	2,557	—	3,848	—	3,274	—	572	—	913	—

Total	14,612	15,698	15,748	16,050	15,263	16,277	3,561	4,021	4,210	4,206

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

        As an electricity generation company with our primary market located in Chile, our operating revenues are relatively stable and are generally only subject to significant variations under extreme hydrological conditions. Our primary revenue source comes from our two principal products, electrical energy and capacity, which are sold both under contracts to regulated and unregulated customers and in the spot market.

        Our consolidated operating revenues decreased by Ch$3,361 million to Ch$91,147 million for the three-month period ended March 31, 2004 from Ch$94,508 million for the same period in 2003. This decrease was mainly due to:

  •
  a Ch$2,982 million decrease in revenue from fuel sales, technical assistance to third parties and other similar items, including decreased coal sales to Guacolda and decreased steam and gas sales, and

  •
  a Ch$379 million decrease in revenue from energy and capacity sales, mainly in the SING, as the result of a settlement of capacity allocation, which is effective in February 2003.

  Chile

        Revenues from the Chilean electricity sector decreased to Ch$62,345 million for the three-month period ended March 31, 2004 from Ch$63,260 million for the same period in 2003 for the reasons described below.

  Sistema Interconectado Central (SIC)

        Revenues from the electricity business in the SIC increased by Ch$3,652 million to Ch$43,223 million for the three-month month period ended March 31, 2004 from Ch$39,572 million for the same period in 2003. This increase was primarily due to a Ch$3,673 million increase in revenue from energy sales during the three-month period ended March 31, 2004 as compared to the same period in 2003 as a result of an increase in physical sales of electricity of 264 GWh, which offset a 3% decrease in the average sales price. The 16% increase in physical sales of electricity in the SIC during the first quarter 2004 as compared to the first quarter of 2003 was due to higher sales to regulated clients and the CDEC-SIC, which were partially offset by the termination of the Hidroelectrica Guardia Vieja contract. Revenues from capacity sales decreased by Ch$22 million for the three-month period ended March 31, 2004 as compared to the same period in 2003 as a result of a 3% decrease in the average sales price, partially offset by an increase in physical sales of 85 MW.

  Sistema Interconectado del Norte Grande (SING)

        Revenues generated by us in the SING decreased by Ch$4,567 million to Ch$19,122 million for the three-month period ended March 31, 2004 from Ch$23,689 million for the same period in 2003. This decrease was primarily due to a Ch$4,145 million decrease in revenues from capacity sales as well as a Ch$419 million decrease in revenue from energy sales, although physical sales of electricity in the SING during the first quarter of 2004 increased by 5% as result of higher sales to the Zaldivar, Lomas Bayas and Escondida mining companies and sales to the CDEC-SING. Our capacity revenues decreased in the first quarter of 2004 as compared to the first quarter of 2003 as a result of:

  •
  a Ch$2,351 million increase in revenues during February 2003 relating to a capacity readjustment, which did not recur in 2004, and

  •
  a Ch$1,979 million decrease in capacity sales revenues in the first quarter of 2004 as compared to the same period in 2003 as a result of an 8% decrease in the average sales price, which was not offset by the increase in sales volume in the first quarter of 2004.

  Colombia

  Sistema Interconectado Nacional Colombiano (SIN)

        Chivor's revenues increased by Ch$536 million to Ch$23,190 million for the three-month period ended March 31, 2004 from Ch$22,654 million for the same period in 2003 as a result of higher revenues from spot sales. Physical energy sales increased 353 GWh for the first quarter of 2004 as compared to the same period in 2003 primarily due to higher sales volumes on the spot market, although the average sales price was lower. In Colombia, the average sales price paid by contracted customers increased to Ch$81/kWh for the first quarter of 2004 from Ch$73/kWh for the first quarter of 2003, while sales on the spot market averaged Ch$68/kWh during the first quarter of 2004 as compared to Ch$73/kWh for the first quarter 2003.

  Other Revenues

        Revenues associated with other lines of business decreased by Ch$2,982 million to Ch$5,612 million for the three month period ended March 31, 2004 from Ch$8,594 million for the same period in 2003, primarily due to a Ch$1,765 million decrease in revenues as a result of lower coal sales to Guacolda equivalent to 65,000 metric tons of total sales in the three month period in 2004 of total sales in the three month period in 2004, a Ch$773 million decrease due to lower gas sales to third parties, a Ch$268 million decrease in steam sales by our subsidiary Energía Verde and a Ch$176 million decrease in other sales.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        Our consolidated operating revenues decreased by Ch$11,925 million to Ch$362,332 million in 2003 from Ch$374,257 million in 2002. This decrease was mainly due to:

  •
  a Ch$3,058 million decrease in revenues from energy and capacity sales in Chile, attributable to higher capacity reconciliation settlement payments received during the first quarter of 2002,

  •
  a Ch$5,915 million decrease in revenues from fuel sales, consulting services and other sales to third parties, and

  •
  a Ch$2,951 million decrease in revenues in the Colombian electricity sales market.

        Although U.S. dollar-denominated revenues in Colombia increased significantly, exchange rate declines resulted in decreased peso-equivalent revenues. Electrical capacity reconciliation settlement payments are determined by the CDECs in each of the SIC and the SING at the beginning of each year with respect to the prior year, may be positive or negative in any given year and are applied to revenue in the year of determination.

        In 2003, the contributions to total sales in the different markets in which we operate were as follows: SIC 46%, SING 24%, Colombia 22%, and fuel sales and technical assistance to third parties 8%.

  Chile

        Our revenues from the Chilean electricity sector decreased by Ch$3,058 million to Ch$252,691 million in 2003 from Ch$255,749 million in 2002 for the reasons described below.

  Sistema Interconectado Central (SIC)

        Revenues from our electricity operations in the SIC were Ch$166,798 million in 2003, as compared to Ch$162,287 million in 2002, primarily due to an increase in capacity sales. Revenues from capacity sales increased by Ch$4,163 million in 2003 primarily as the result of higher prices, as physical sales of capacity remained virtually unchanged in 2003. Revenues from energy sales in the SIC increased by Ch$347 million in 2003 primarily due to a 1% increase in physical sales of electricity, which was partially offset by a 0.9% decrease in the average sale price per unit sold. The increase in physical sales was due to increased sales to Chilectra of 188 GWh, partially offset by decreased sales to Chilquinta of 81 GWh.

  Sistema Interconectado del Norte Grande (SING)

        Revenues generated by our activities in the SING decreased by Ch$7,569 million to Ch$85,893 million in 2003 from Ch$93,462 million in 2002. This decrease was primarily due to a decrease in capacity revenues of Ch$5,765 million, which resulted primarily from the Ch$9,769 million net effect of an extraordinary capacity reconciliation settlement for the years ended 2000 and 2001 that positively affected our operating income in the first quarter of 2002. The reconciliation settlement adjusted 2000 and 2001 capacity payment distributions among SING generators, and it is not expected to occur in the future. Energy sales also decreased by Ch$1,804 million in 2003 due to a decrease in the average sale price.

  Colombia

  Sistema Interconectado Nacional Colombiano (SIN)

        Chivor's revenues decreased by Ch$2,975 million to Ch$78,640 million in 2003 from Ch$81,615 million in 2002, mainly due to exchange rate declines. Although U.S. dollar-denominated revenues in Colombia increased significantly, peso-equivalent revenues decreased. U.S. revenues denominated in dollars but paid in Colombian pesos increased, mainly as a result of higher revenues from services provided for transmission frequency regulation. These higher revenues were partially offset by a 523 GWh decrease in physical sales in 2003, mainly due to lower physical sales on the spot market. Although in Colombian pesos the average spot market price increased to Col$67/kWh in 2003 from Col$49/kWh in 2002, and the average sale price to contracted customers increased to Col$74/kWh in 2003 from Col$65/kWh in 2002, these increases were insufficient to offset the overall decrease in physical sales. Average Colombian peso sale prices increased in 2003 due to the effects of the El Niño weather phenomenon, which caused a reduction in hydrological resources in almost the entire Colombian system.

  Other Revenues

        Our other revenues are comprised mainly of coal and natural gas sales to third parties and steam sales to industrial clients through our subsidiary, Energía Verde. Other revenues decreased by Ch$5,915 million to Ch$30,977 million in 2003 from Ch$36,892 million in 2002. This decrease was primarily due to a Ch$7,825 million increase in coal sales to industrial customers and a Ch$1,720 million decrease in sales to Guacolda. In terms of sales volume, tonnage decreased by approximately 132 thousand metric tons, as a result of lower sales to industrial clients. Large volumes of coal are sold in bidding processes. Therefore, fluctuations in quantities sold may vary from year to year.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Our consolidated operating revenues increased by Ch$13,263 million to Ch$374,257 million in 2002 from Ch$360,994 million in 2001. This increase was mainly due to:

  •
  a Ch$9,769 million increase in revenues in the SING due to firm capacity reconciliation settlements and higher physical sales volumes,

  •
  a Ch$3,904 million increase to our principal regulated clients, Chilectra and Chilquinta, due to an increase in the node price expressed in pesos, and

  •
  a Ch$9,918 million increase in sales in the Colombian market.

        These increases were offset by a decrease in revenues of Ch$6,682 million from fuel sales, due to lower physical coal sales to industrial clients and Guacolda, and from consulting services and other sources of revenue and a decrease of Ch$3,647 million in sales to other clients.

        In 2002, the contributions to total sales from the different markets in which we operate were as follows: SIC 43%, SING 25%, Colombia 22%, and fuel sales and technical assistance to third parties 10%.

  Chile

        Our revenues from the Chilean electricity sector increased by Ch$10,026 million to Ch$255,749 million in 2002 from Ch$245,723 million in 2001.

  Sistema Interconectado Central (SIC)

        Revenues from electricity operations in the SIC decreased by Ch$10,615 million to Ch$162,169 million in 2002 from Ch$172,784 million in 2001. This decrease was primarily due to the termination of the contract between Eléctrica Santiago and the Empresa Nacional de Electricidad, or Endesa Chile, in June 2001. The decrease in revenue was partially offset by higher revenues from sales to regulated customers in 2002 due to an increase in the average capacity sale price of 24% compared to 2001. During 2002, physical sales of electricity in the SIC decreased by 7.8% due to lower sales to unregulated customers.

  Sistema Interconectado del Norte Grande (SING)

        Revenues generated by our activities in the SING increased from Ch$72,938 million in 2001 to Ch$93,581 million in 2002 due to: (1) the net effect of the above-mentioned firm capacity settlement which positively affected TermoAndes' income, offsetting the negative impact on our Norgener subsidiary, (2) an increase in physical sales to the spot market in the SING, which was made possible by an increase in the dispatch limitation imposed by the CDEC-SING from 180 MW to 220 MW during peak periods for all independent combined-cycle units in the SING, including TermoAndes' Central Salta plant, and (3) to a lesser extent, an increase in exchange rates that affected sales contracts with our Zaldivar and Lomas Bayas mining clients.

  Colombia

  Sistema Interconectado Nacional Colombiano (SIN)

        Chivor's revenues increased by Ch$9,918 million to Ch$81,615 million in 2002 from Ch$71,697 million in 2001 as a result of higher sale prices. The average sale price to customers under contract increased to Col$65/kWh in 2002 from Col$57/kWh in 2001. In addition, physical sales in 2002 increased by 1,675 GWh compared to 2001, mainly due to an increase in sales on the spot market. However, revenues generated from increased physical sales on the spot market were offset by lower prices. On the spot market, the average sale price decreased to Col$49/kWh in 2002 from Col$53/kWh in 2001. These lower sale prices were a result of more favorable hydrological conditions in Colombia during 2002.

  Other Revenues

        Other revenues decreased by Ch$6,683 million to Ch$36,892 million in 2002 from Ch$43,575 million in 2001. This decrease was due to lower coal sales to Guacolda (Ch$4,577 million in 2002 compared to Ch$10,787 million in 2001) and to industrial clients (Ch$17,751 million in 2002 compared to Ch$20,033 million in 2001). In terms of sales volume, tonnage decreased by approximately 376 thousand metric tons in 2002, 227 thousand of which resulted from a decrease in sales to Guacolda because of competitors that offered better contract terms to Guacolda in the 2002 bidding process. The remaining decrease in tonnage resulted from lower sales to industrial clients. The decrease in tonnage was partially offset by a Ch$932 million increase in sales of steam by our subsidiary, Energía Verde, as a result of higher demand by its sawmill, paper and pulp company customers.

  Operating Expenses

        The following table provides our operating expense information for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004:

	Year Ended December 31,						Three Months Ended March 31,
	2001		2002		2003		2003		2004
	(in millions of Ch$, except percentages)
Variable Costs:
Purchases of energy	68,214	26.5%	64,109	27.4%	73,008	31.0%	19,821	0.3%	12,585	0.2%
Purchases of capacity	17,906	7.0	13,910	5.9	12,775	5.4	1,661	0.0	3,702	0.1
Use of transmission system	14,732	5.7	12,203	5.2	11,972	5.1	2,829	0.0	3,609	0.1
Fuel consumption	52,236	20.3	35,972	15.4	44,096	18.7	8,868	0.2	15,997	0.3
Costs of fuel sales	26,049	10.1	27,022	11.5	17,960	7.6	6,617	0.1	2,547	0.0
Costs of technical consultants and other	14,617	5.7	9,521	4.1	6,686	2.8	1,340	0.0	1,419	0.0

Total Variable Costs	193,754	75.2	162,737	69.5	166,497	70.8	41,136	0.7	39,860	0.7

Fixed Costs:
Energy production	16,918	6.6	21,284	9.1	22,837	9.7	4,954	0.1	5,309	0.1
Depreciation	46,926	18.2	50,065	21.4	45,980	19.5	12,416	0.2	11,601	0.2

Total Fixed Costs	63,844	24.8	71,349	30.5	68,817	29.2	17,370	0.3	16,909	0.3

Total Operating Expenses	257,598	100.0	234,086	100.0	235,314	100.0	58,505	100.0	56,769	100.0

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

Variable Costs

        Variable costs decreased by Ch$1,275 million for the three-month period ended March 31, 2004 as compared to the same period in 2003 as a result of a Ch$7,235 million decrease in energy purchase costs and a Ch$4,069 million decrease in fuel sale costs, offset by a Ch$7,130 million increase in the cost of fuel consumed, a Ch$2,040 million increase in capacity purchases and a Ch$860 million increase in transmission system usage and other items.

  Chile

        Thermal generation of AES Gener and its subsidiaries in Chile was 1,714 GWh during the first quarter of 2004, as compared to 1,083 GWh during the same period in 2003. The increase was due to higher marginal costs in the SIC during the first three months of 2004 as result of drier weather conditions as compared to same period in 2003. AES Gener and its Chilean subsidiaries' total thermal and hydroelectric generation in the SIC was 1,743 GWh, of which 1,227 GWh was thermal. In the SING, generation was 487 GWh during the first three months of 2004 as compared to 498 GWh for the same period in 2003.

        Energy purchase costs in Chile decreased by Ch$3,793 million for the three-month period ended March 31, 2004 as compared to the same period in 2003. Energy purchase costs in the SIC decreased by Ch$3,954 million for the first quarter of 2004 as compared to the same period in 2003 due to a 364 GWh reduction in the amount purchased, despite a 53% increase in the average purchase price, mainly due to transmission restrictions in the central area and to drier weather conditions during the first month of the 2004. In the SING, energy purchase costs increased by Ch$161 million for the first quarter of 2004 as compared to the same period in 2003 due to an 18 GWh increase in the amount purchased, despite a 1% decrease in the average purchase price.

        Capacity purchase costs in Chile increased by Ch$2,040 million for the three-month period ended March 31, 2004 as compared to the same period in 2003. In the SIC, capacity purchase costs increased by Ch$1,582 million for the first quarter of 2004 as compared to the same period in 2003 as a result of a positive capacity readjustment in February 2003 in the amount of Ch$1,044 million and an increase in purchases of Ch$ 539 million, as a result of a 178 MW increase in the amount purchased, despite a 9% decrease in the average purchase price. In the SING, capacity purchase costs increased by Ch$458 million for the first quarter of 2004 as compared to the same period in 2003 due to a positive Ch$587 million capacity readjustment in February 2003 impacting Norgener. Disregarding this capacity readjustment, there was a Ch$129 million decrease in capacity purchases, as a result of a 13 MW decrease in the amount purchased and a 22% decrease in the average sales price.

  Colombia

        Variable operating costs decreased by Ch$2,932 million to Ch$9,505 million for the three-month period ended March 31, 2004 from Ch$12,437 million for the same period in 2003 mainly due to a Ch$3,443 million decrease in energy purchase costs (due to a 97 GWh decrease in physical purchases of energy) and a 20% decrease in average prices. Costs related to our provisions of AGC frequency regulation increased by Ch$367 million and other costs increased by Ch$405 million.

        Generation during the first quarter of 2004 was 1,067 GWh as compared with 616 GWh during the same period in 2003. This generation increase resulted from the development of a more efficient reservoir.

Fixed Costs

        Fixed costs decreased by Ch$460 million to Ch$16,909 million for the three-month period ended March 31, 2004 from Ch$17,370 million for the same period in 2003, primarily due to a decrease in depreciation costs as a result of lower exchange rate effects over our foreign subsidiaries' costs.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        Operating expenses increased by Ch$1,228 million to Ch$235,314 million in 2003 from Ch$234,086 million in 2002 primarily as a result of an increase in variable costs partially offset by a decrease in fixed costs, as explained in greater detail below. Costs of our subsidiaries in Colombia and Argentina are recorded in accordance with Boletín Técnico No. 64 of the Colegio de Contadores de Chile, or Chilean Accounting Board, which requires certain investments to be accounted for in U.S. dollars.

Variable Costs

        Our variable costs consist primarily of purchases of electricity and capacity on the spot market, fuel consumption, mainly natural gas by Eléctrica Santiago and TermoAndes, and purchases of coal by AES Gener and Norgener. Variable costs increased by Ch$3,760 million to Ch$166,497 million in 2003 from Ch$162,737 million in 2002, primarily as the result of a Ch$8,899 million increase in electricity purchases and a Ch$8,124 million increase in fuel consumption, partially offset by a Ch$9,062 million decrease in the cost of fuel sales and a decrease in capacity purchases of Ch$1,135 million.

  Chile

        Variable costs for our Chilean Operations consist primarily of purchases of energy and capacity on the spot market in the SIC and the SING and fuel consumption. Variable costs for our Chilean Operations increased by Ch$3,556 million to Ch$135,983 million in 2003 from Ch$132,427 million in 2002.

        Energy purchases in the SIC increased by Ch$7,056 million in 2003 as compared to 2002 due to an increase in the average purchase price partially offset by a 2.3%, or 690 GWh, decrease in the amount of energy purchased. During 2003, our thermal generation in the SIC increased to 2,925 GWh from 2,146 GWh during 2002, but was partially offset by 136 GWh decrease in hydroelectric generation in 2003, mainly due to the maintenance and repair of our Alfalfal plant. Capacity purchases in the SIC decreased by Ch$710 million in 2003 as compared to 2002 due to the positive net effect of readjustments of Ch$374 million and a 4% (245 MW) decrease in amounts purchased.

        Energy purchases in the SING increased by Ch$1,640 million and 235 GWh in 2003 as compared to 2002, mainly as a result of the unexpected generation of Norgener units in 2002. In the SING, net generation (gross generation less own consumption) decreased by 20 GWh to 2,031 GWh in 2003 from 2,051 GWh in 2002. This decrease was caused by lower generation of Norgener, which was partially offset by the 180 GWh increase in generation by our TermoAndes plant due to a regulatory change in June 2003 that increased the maximum level of dispatch for combined-cycle units operating in the SING from 220 MW to 240 MW during peak periods. The increase was partially offset by a 155 GWh decrease in generation by Norgener, which substantially increased its generation during the second quarter of 2002 as a result of the interruption of a natural gas pipeline supplying northern Chile. Capacity purchases in the SING decreased by Ch$799 million in 2003 as compared to 2002 due to the positive net effect of Norgener's capacity reconciliation settlements and a decrease in the average purchase price.

        Fuel consumption increased by Ch$8,124 million in 2003 as compared to 2002 due to an 804 GWh increase in thermal generation, primarily as the result of a 541 GWh increase in generation by Eléctrica Santiago due to higher requirements imposed by the SIC.

  Colombia

        Variable costs for our Colombian Operations, which consist primarily of purchases of energy on the spot market, decreased by Ch$1,867 million to Ch$37,006 million in 2003 from Ch$38,873 million in 2002, mainly due to lower costs of technical assistance, connection costs and expenses related to an environmental tax (Law No. 99) that is imposed on the amounts of energy generated during the year. A 193 GWh increase in energy purchases in 2003 was partially offset by a decrease in exchange rates resulting in lower peso-equivalent amounts.

Fixed Costs

        Our fixed costs consist primarily of maintenance costs and salaries of technical personnel. Fixed costs decreased by Ch$2,532 million to Ch$68,817 million in 2003, from Ch$71,349 million in 2002. The decrease was the result of a decrease in depreciation of Ch$4,085 million, mainly due to the exchange rate effect on our foreign subsidiaries, Chivor and TermoAndes, partially offset by an increase in operating and maintenance fixed costs of Ch$1,553 million.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Operating expenses decreased by Ch$23,512 million to Ch$234,086 million in 2002 from Ch$257,598 million in 2001, primarily as a result of a decrease in fuel consumption, capacity purchases in the SIC and SING markets, lower electricity prices and coal sale costs, as explained in greater detail below. Costs of our subsidiaries in Colombia and Argentina are recorded in accordance with Boletín Técnico No. 64 of the Colegio de Contadores de Chile, or the Chilean Accounting Board, which requires certain investments to be accounted for in U.S. dollars.

Variable Costs

        Variable costs decreased by Ch$31,017 million to Ch$162,737 million in 2002 from Ch$193,754 million in 2001, as a result of:

  •
  a Ch$9,428 million reduction in TermoAndes' fuel consumption costs due to the "pesification" of gas supply and transportation contracts,

  •
  a Ch$8,100 million decrease in costs associated with energy and capacity purchases, primarily as a result of lower costs of energy purchases in the SIC due to higher rainfall,

  •
  a Ch$6,835 million decrease in costs related to fuel consumption due to a lower dispatch of our thermal plants, and

  •
  lower transmission costs of Ch$2,529 million.

  Chile

        During 2002, our thermal generation in the SIC was 2,146 GWh as compared to 2,595 GWh during 2001. However, as a result of the termination of our subsidiary Eléctrica Santiago's contract with Endesa Chile, it was not necessary to increase purchases in the spot market, which contributed to a decrease in costs. In the SING, our net generation (gross generation less own consumption) was 2,051 GWh, representing an increase of 640 GWh in net generation from 2001. This increase in net generation was primarily due to the higher dispatch of TermoAndes' Central Salta plant, which resulted from a regulatory change allowing all combined-cycle units operating in the SING to increase their maximum generation from 180 MW to 220 MW during peak periods, and the substantial increase in generation of Norgener's coal-fired plant during the second quarter of 2002 as a result of the interruption of a natural gas pipeline supplying northern Chile.

  Colombia

        Variable operating costs increased by Ch$3,287 million to Ch$38,873 million in 2002 from Ch$35,586 million in 2001, mainly due to Ch$2,889 million in costs associated with energy purchases as a result of a 720 GWh increase in sales volume.

Fixed Costs

        Fixed costs increased by Ch$7,504 million to Ch$71,349 million in 2002 from Ch$63,844 million in 2001, primarily due to an increase in depreciation. Higher depreciation costs resulted in an increase of Ch$3,138 million in fixed costs, principally caused by the higher dispatch of TermoAndes, which depreciates its assets based on generation hours, and the exchange rate effect on foreign subsidiaries' costs.

Administrative and Selling Expenses

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

        Administrative and selling expenses decreased by Ch$73 million to Ch$4,202 million for the three-month period ended March 31, 2004 from Ch$4,275 million for the same period in 2003. This decrease was mainly due to a Ch$537 million decrease in insurance, third-party services, technology systems and communications costs, partially offset by a Ch$464 million increase in personnel expenses and social benefit costs, taxes and other items.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        Our administrative and selling expenses consist primarily of administrative personnel salaries, services rendered by third parties and insurance premiums. Administrative and selling expenses decreased by Ch$4,056 million to Ch$17,065 million in 2003 from Ch$21,121 million in 2002. This decrease was mainly due to a Ch$4,169 million decrease in services rendered by third parties and in other items relating to legal and advisory fees incurred in connection with Chivor's debt refinancing during 2002. This reduction was offset by a Ch$716 million increase in insurance costs and information technology systems and communications expenses.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Administrative and selling expenses decreased by Ch$9,203 million to Ch$21,121 million in 2002 from Ch$30,324 million in 2001. This decrease was primarily due to the inclusion in our 2001 results of Ch$6,462 million in costs related to our employee retirement program as the result of a staff reduction in 2001 initiated after our acquisition by The AES Corporation in 2000. In addition, in 2002 there was a Ch$1,278 million reduction in remunerations and social benefits due to a minor reduction in personnel, which occurred in October 2002, and a Ch$1,744 million reduction in services rendered by third parties. Insurance costs increased by Ch$1,620 million in 2002 mainly as the result of an increase in insurance premiums based on market conditions.

Operating Income

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

        Consolidated operating income decreased by Ch$1,552 million to Ch$30,176 million for the three-month period ended March 31, 2004 from Ch$31,728 million for the same period in 2003, primarily as a result of an increase in fuel costs related to higher dispatch of our thermal plants.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        Operating income decreased by Ch$9,097 million to Ch$109,953 million in 2003 from Ch$119,050 million in 2002. This decrease was primarily due to a higher capacity settlement of Ch$8,220 million in 2002, as a result of the extraordinary impact on operating income in the first quarter of 2002 resulting from a Ch$9,769 million capacity reconciliation settlement in the SING for 2000 and 2001. In addition, in 2003 there was an increase in the average energy purchase price in the SIC and higher fuel consumption, offset by higher income from capacity sales.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Operating income increased by Ch$45,978 million to Ch$119,050 million in 2002 from Ch$73,072 million in 2001. This increase resulted from: (1) a Ch$11,628 million decrease in fuel and capacity costs in the SIC and SING markets, (2) a Ch$9,769 million positive impact on operating income from the capacity settlement in the SING, (3) higher revenues from sales in the SING from the spot market and unregulated clients of Ch$10,874 million, (4) a Ch$9,918 million increase in sales to the Colombian market, and (5) a Ch$9,203 million decrease in administrative and sales costs.

Non-Operating Income

        The following table sets forth non-operating income information for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004:

	For the year ended December 31,			For the three months ended March 31,
	2001	2002	2003	2003	2004
	(in millions of constant Ch$)
Interest income	17,602	36,315	22,794	11,037	3,127
Other non-operating income	79,720	6,802	2,874	573	2,320

Total non-operating income items	97,322	43,117	25,668	11,610	5,183

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

        Total non-operating income decreased by Ch$6,427 million for the three-month period ended March 31, 2004 as compared to the same period in 2003. This decrease was due to a Ch$7,910 million decrease in financial income as a result of the accrual of interest on an existing loan, known as the mercantile account, between us and our parent company, Cachagua, which was repaid on February 27, 2004 and which also accrued interest at a lower rate during 2004 when compared to 2003.

        The decrease in financial income was partially offset by a Ch$1,483 million increase in other non-operating income from our Energy Trade subsidiary, although a decrease in profits from forward agreements of Ch$163 million also contributed to the reduction in non-operating income.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        Our non-operating income consists primarily of financial income. Our non-operating income decreased by Ch$17,449 million to Ch$25,668 million in 2003 from Ch$43,117 million in 2002. This decrease was primarily due to a Ch$13,521 million decrease in financial income, a decrease in exchange rates and a decrease in interest income related to the intercompany loan between us and our parent company, Cachagua. On May 15, 2003, the interest rate of the account was reduced from 21.14% to 10%. Furthermore, the outstanding balance of US$310 million as of June 30, 2003 was reduced to US$288 million as the result of an amortization payment from Cachagua with the proceeds from our dividend payment on August 5, 2003. As of December 31, 2003, the outstanding balance of this intercompany account, including accrued interest, was US$294 million. Our other non-operating income decreased by Ch$3,928 million, primarily as a result of Ch$2,435 million in revenues that we received from the sale of our headquarters and other properties in 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Our non-operating income decreased by Ch$54,205 million to Ch$43,117 million in 2002 from Ch$97,322 million in 2001. This decrease was primarily due to a gain on asset sales finalized during 2001 involving Central Puerto and Puerto Ventanas, which had contributed Ch$72,416 million to non-operating income in 2001. Financial income increased by Ch$18,713 million in 2002, to Ch$36,315 million from Ch$17,602 million, due to higher interest income related to the intercompany loan between us and our parent company, Cachagua. This intercompany loan was executed in February 2001 and the last disbursement thereunder was in September 2001. Since then, changes in the balance of the loan were due to accrued interest.

Non-Operating Expenses

        Our non-operating expenses consist primarily of interest expenses, expenses related to the issuance of debt, non-conversion premiums and provisioned losses related to the sales of assets. The following table sets forth our non-operating expense information for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004:

	For the year ended December 31,			For the three months ended March 31,
	2001	2002	2003	2003	2004
	(in millions of constant Ch$)
Financial expenses	(74,299)	(73,442)	(54,855)	16,509	11,973
Other non-operating expenses	(65,413)	(30,157)	(15,775)	3,417	6,618

Total non-operating expense items	(139,712)	(103,599)	(70,630)	19,926	18,591

Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2004

        Our financial expense decreased by Ch$4,535 million for the three-month period ended March 31, 2004 as compared to the same period in 2003 due to a decrease in short and long-term liabilities of Energy Trade, Norgener, TermoAndes and InterAndes.

        Our other non-operating expenses increased by Ch$3,201 million for the three-month period ended March 31, 2004 as compared to the same period in 2003. This increase was mainly due to a Ch$2,456 million increase in losses on forward agreements relating to coverage for our February dividend payment and to a Ch$1,171 million increase in amortization of costs relating to our new private placement of 7.50% US$400 million senior notes, issued on March 22, 2004.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        Our financial expenses decreased by Ch$18,587 million to Ch$54,855 million in 2003 from Ch$73,442 million in 2002, mainly due to the lower interest rate applied to Chivor's credit obligations and debt amortizations since December 2002 and to lower interest rates applied to our credit obligations with banks and financial institutions, including Energy Trade, Norgener, TermoAndes and InterAndes.

        Our other non-operating expenses in 2003 decreased by Ch$14,382 million to Ch$15,775 million in 2003 from Ch$30,157 million in 2002. This decrease was due to provisions and losses of Ch$7,130 million recorded during 2002 for the sales of our subsidiaries, Oil Gener, Carbones del Cesar, Ecogener and Explotaciones Sanitarias S.A. and our Fell Block assets, and to a decrease of Ch$3,595 million in provisions for the non-conversion premium of our convertible notes as a result of lower exchange rates in 2003 as compared to 2002. These amounts were partially offset by provisions of Ch$1,427 million in 2003 relating to interest rate coverage of TermoAndes and InterAndes. As of December 31, 2003, the credit was overhedged and, according to Chilean accounting rules, we needed to recognize any gain or losses for the portion that was contracted for in excess.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Our financial expenses decreased by Ch$857 million to Ch$73,442 million in 2002 from Ch$74,299 million in 2001 due to a decrease in bank and financial institution debt of Energy Trade and Chivor as a result of scheduled principal payments during the period.

        Our other non-operating expenses in 2002 decreased by Ch$36,113 million to Ch$103,599 million in 2002 from Ch$139,712 million in 2001. This decrease was mainly due to losses of Ch$27,913 million derived from our sale of Hidroneuquén, CCNI and Agencias Universales S.A. and losses of Ch$8,409 million associated with the sale process of Oil Gener and the Fell Block assets, which took place in 2001. For further details concerning non-operating expenses incurred in both years see note 29 to our audited consolidated financial statements included in this prospectus.

Investments in Equity-Method Investees

	For the year ended December 31,			For the three months ended March 31,
	2001	2002	2003	2003	2004
	(in millions of constant Ch$)
Gains from investment in equity-method investees	8,541	1,799	9,836	518	623
Loss from investment in equity-method investees	(7,973)	(2,184)	(19)	(955)	(1,397)
Amortization of goodwill	1,064	(995)	(753)	(194)	(127)

Net income (loss) from equity-method investees (net of amortization of goodwill and negative goodwill)	1,632	(1,380)	9,064	(631)	(901)

(1)
As of January 1, 2004, we changed the definition of equity-method investees to comply with SVS Official Circular 1,697. At December 31, 2003, equity-method investees were companies in which we had an ownership interest between 10% and 50%. At March 31, 2004, equity-method investees were companies in which we had ownership participation between 20% and 50%. Therefore, the March 31, 2004 data may not be comparable to prior periods.

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

        Losses from equity-method investees increased by Ch$5 million for the three-month period ended March 31, 2004 as compared to the same period in 2003 primarily due to losses at Guacolda, which were only partially offset by profits at GasAndes Argentina and Itabo.

        For the three-month period ended March 31, 2004, Guacolda had a loss of Ch$2,793 million as compared to a profit of Ch$554 million for the same period in 2003. This decrease was primarily the result of a Ch$2,854 million decrease in operating income mainly due to a Ch$1,461 million increase in transmission system usage costs and a Ch$1,056 million increase in fuel consumption. Guacolda's non-operating income increased to Ch$5,378 for the first quarter of 2004 from Ch$4,147 for the first quarter of 2003 as a result of a less negative impact from exchange rate differences.

        Itabo, in which we have a 25% interest, had a Ch$2,420 million profit or the three-month period ended March 31, 2004, as compared to a Ch$3,811 million loss for the same period in 2003. This increase was the result of an increase in operating income and non-operating income, the latter boosted by higher financial income and lower financial expenses.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        Income from equity-method investees increased by Ch$10,444 million to Ch$9,064 million in 2003 from a loss of Ch$1,380 million in 2002 due to a Ch$7,082 million increase in equity income from Guacolda and a Ch$2,956 million increase in equity income from Itabo.

        During 2003, Guacolda, which is 50% owned by us, recorded profits of Ch$15,789 million, while in 2002 it recorded profits of Ch$1,637 million. This difference was mainly due to a Ch$23,307 million increase in non-operating income resulting from the positive effects of exchange rates as a result of the reduction in their U.S. dollar-denominated debt and a price-level restatement of Ch$22,025 million as compared to 2002. Guacolda's operating income decreased by Ch$7,577 million in 2003 primarily due to a Ch$2,800 million increase in fuel consumption and a Ch$1,530 million increase in energy and capacity purchases.

        Itabo, which is 25% owned by us, recorded profits of Ch$4,832 million in 2003 as compared to losses of Ch$7,333 million in 2002. The improvement was primarily due to a Ch$5,282 million increase in revenues due to more favorable energy and capacity sales agreements in terms of both volumes of physical sales and prices. In addition, Itabo sold electricity to the spot market in 2003 as a result of the higher availability and higher dispatch of its steam-coal units during the year.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Income from equity-method investees decreased by Ch$3,012 million to a loss of Ch$1,380 million in 2002 from Ch$1,632 million in 2001 due to a decrease in income from entities that were sold during 2001, primarily Puerto Ventanas and Central Puerto, and a loss of Ch$1,833 million recorded by Itabo as a result of lower operating results.

        In 2002, Guacolda recorded profits of Ch$1,637 million compared to a loss of Ch$9,255 million in 2001. This improvement was mainly due to higher operating income, which increased to Ch$24,329 million in 2002 from Ch$15,563 million in 2001, and lower interest expense.

        Itabo reported a loss of Ch$7,334 million in 2002 as compared to profits of Ch$7,751 million in 2001 as a result of a lower operating income due to a decrease in contracted sales prices and an increase in spot market purchases due to the rehabilitation of its units.

Price-Level Restatements

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

        Our price-level restatement generated a profit of Ch$923 million for the first quarter of 2004 as compared to a loss of Ch$4,695 million for the same period in 2003. The CPI factor for the first quarter of 2004 was 0.5%, the same as in the first quarter of 2003.

        Exchange rate differences generated a positive effect of Ch$4,459 million for the first quarter of 2004 as compared to Ch$6,439 million for the same period in 2003. This impact was mainly due to a nominal devaluation of the Chilean peso of 3.8% over the first quarter of 2004, as compared with a nominal devaluation of 1.8% over the same period in the prior year.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        Our price-level restatement generated a loss of Ch$46 million in 2003, as compared to a profit of Ch$1,420 million recorded in 2002. The difference was primarily due to a change in the Chilean Consumer Price Index, or CPI, factor applied in 2003, which was 1% in comparison to a 3% factor used in 2002.

        Exchange rate differences generated a negative effect of Ch$13,561 million in 2003, as compared to a loss of Ch$19,527 million in 2002. During 2002, losses were mainly attributable to the devaluation of the Argentine peso, which negatively affected our investments in Argentina. Exchange rates reflected a 17% nominal appreciation of the Chilean peso in 2003, as compared to a nominal devaluation of 10% in 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        Our price-level restatement generated earnings of Ch$1,420 million, approximately Ch$2,542 million less than the Ch$3,962 million recorded in 2001. The difference was primarily due to a change in the CPI factor applied in 2002, which was 3.0% in comparison to a 3.1% factor used in 2001, and the decrease in the price level restatement of shareholders' equity resulting from the distribution of dividends in 2001.

        Exchange rate differences generated a negative effect of Ch$19,527 million in 2002, as compared to a loss of Ch$29,668 million in 2001. The lower effect was mainly due to the devaluation of the Argentine peso during 2002, which affected our investments in Argentina, and the devaluation of the Chilean peso during 2002, which affected our consolidated debts. The exchange rate effect reflected a nominal devaluation of the Chilean peso of 9.8% in 2002, as compared to a nominal devaluation of 14.2% in 2000.

Impact of Inflation and Price-Level Restatement

        We are required under Chilean GAAP to restate non-monetary assets and liabilities, equity and income and expense accounts to reflect changes in the CPI from the date they were acquired or incurred to the end of the period. During inflationary periods, monetary items generate a gain or loss in purchasing power depending upon the currency in which they are denominated. Non-monetary assets and liabilities are restated so as to correct the effect of inflation and remain constant in real terms from period to period. Under Chilean GAAP, liabilities in foreign currency or denominated in UFs are considered to be non-monetary, and all resulting foreign exchange adjustments and indexation are included in the price-level adjustment account. See note 1(b) to our audited consolidated financial statements included in this prospectus.

        Non-monetary assets and liabilities are generally restated using the CPI published by the Chilean National Institute of Statistics. Monetary assets and liabilities are not adjusted, because their amounts are fixed by contract or otherwise in terms of currency regardless of changes in specific prices or in the general price level. Holders of monetary assets and liabilities lose or gain general purchasing power during periods of inflation. Monetary liabilities in foreign currency are stated at closing exchange rates and are affected by the relationship between local inflation and the exchange rate of the local currency with the U.S. dollar.

        The effects of monetary restatement are summarized below in millions of Chilean pesos. The year-end values for December 31, 2001 and 2002 have been price-level restated to December 31,

2003, and the interim quarterly values for March 31, 2003 have been price-level restated to March 31, 2004.

	Year ended December 31,			Three months ended March 31,
	2001	2002	2003	2003	2004
	(audited)			(unaudited)
	(in millions of Ch$, except percentages)
Credit (charge) to income
Property, plant and equipment	22,948	21,397	6,942	3,481	(3,336)
Other assets in local currency	20,839	19,330	5,828	(1,769)	(3,499)
Other assets in foreign currency	(13,793)	13,374	(24,119)	5,276	2,965
Liabilities in foreign currency	(15,398)	(29,703)	11,679	1,405	990
UF indexed liabilities	(14,797)	(15,451)	(5,202)	(2,202)	1,898
Shareholders' equity	(24,414)	(21,697)	(7,783)	(3,855)	4,043
Net balance sheet effect reflected in income	(24,614)	(12,750)	(12,654)	2,337	3,062

Net price-level restatement of income statement accounts	(615)	(2,159)	(168)	(199)	13
Net losses due to foreign exchange differences	(477)	(3,198)	(784)	(394)	462

Credit (charge) to income	(25,706)	(18,107)	(13,606)	1,744	3,536

Net Non-Operating Loss

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

        Consolidated net non-operating loss increased by Ch$3,306 million to Ch$10,509 million for the three-month period ended March 31, 2004 from Ch$7,202 million for the same period in 2003 primarily due to lower financial income and higher other non-operating expenses, which were partially offset by lower financial expenses.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        We had a non-operating loss of Ch$49,504 million in 2003, which was Ch$30,465 million lower than the Ch$79,969 million non-operating loss in 2002. The decrease was mainly due to a Ch$18,587 million decrease in interest expenses and other non-operating expenses. In addition, the contribution to net income from equity-method investees increased by Ch$10,444 million and the appreciation of the Chilean peso generated a positive exchange rate effect of Ch$5,966 million.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        We had a non-operating loss of Ch$79,969 million in 2002, which was Ch$11,296 million higher than the Ch$68,673 million non-operating loss recorded in 2001, mainly due to our sales in 2001 of Central Puerto and Puerto Ventanas at a significant gain of Ch$72,416 million, compared to the gains of Ch$2,435 million recorded in connection with the sale of other assets. This decrease in other non-operating income was partially offset by a reduction in the effect of the U.S. dollar exchange rate variation of Ch$10,140 million, a decrease in other non-operating expenses of Ch$35,255 million related to losses on sales of assets in 2001 (CCNI, Hidroneuquén and Agunsa) and an increase in financial income of Ch$18,713 million in 2001.

Income Taxes

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

        Our income tax increased slightly to Ch$8,759 million for the first quarter of 2004 as compared to Ch$8,746 million for the first quarter of 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        A higher income tax provision of Ch$4,748 million was recorded in 2003 as compared to a provision of Ch$1,663 million in 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        A lower income tax provision of Ch$1,663 million was recorded in 2002 as compared to a provision of Ch$7,049 million in 2001. This decrease was due to tax losses related to exchange differences of our Argentine subsidiaries and a decrease in the valuation allowance set up by our subsidiary Chivor for deferred tax assets for tax loss carryforwards. The latter decrease resulted from a lengthening of tax depreciable lives of fixed assets.

Net Income

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

        For the three-month period ended March 31, 2004, we recorded net income of Ch$10,600 million as compared to Ch$15,421 million for the same period in 2003. This Ch$4,821 million variation is due to the decrease by Ch$1,552 million in operating income as result of higher costs related to fuel consumption and lower capacity revenues, Ch$3,306 million higher losses in non-operating income, Ch$13 million higher taxes and $50 million lower minority interests losses. Financial expenses decreased 28% as a result of amortizations performed during 2003 and in the first quarter of 2004. Moreover, the completion of our debt restructuring program in the second quarter of 2004 is expected to have a positive effect for the remainder of fiscal year 2004.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        Net income increased by Ch$18,103 million to Ch$53,678 million in 2003 from Ch$35,575 million in 2002. The most significant components of this increase were a Ch$30,465 million or 38% decrease in non-operating expenses as a result of a decrease in interest expenses and other non-operating expenses, a Ch$10,444 million improvement in operating results among our equity-method investees, and the positive exchange rate effects of Ch$5,966 million, which offset a 7.6% decrease in our operating income, mainly due to extraordinary income in 2002 from a retroactive capacity reconciliation settlement in the SING.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        During 2002, we recorded net income of Ch$35,575 million, compared to a net loss of Ch$2,091 million in 2001. This increase was attributable to higher operating income of Ch$45,977 million in 2002, a 63% increase from the previous year, offsetting higher non-operating losses by Ch$11,296 million due to lower revenues from equity-method investees and the impact of the extraordinary gains obtained from sales of Central Puerto and Puerto Ventanas in 2001, which were not totally offset by the increase in financial income and the decrease in exchange losses.

Liquidity and Capital Resources

Cash Flow Analysis

        As an electricity generation company with our primary market located in Chile, our operational cash flows are relatively stable and generally are only subject to significant variations under extreme hydrological conditions. Our primary operating revenue comes from our two principal products, electrical energy and capacity, which are both sold under contracts to regulated and unregulated customers and on the spot market. Since The AES Corporation acquired us at the end of 2000, two significant cash flow items related to asset sales and personnel benefits as a result of a staff reduction were recorded in 2001 and 2002, as a result of a restructuring plan that has been completed. In terms of our financing cash flow, as previously discussed, we were recently successful in restructuring a significant portion of our debt, including our Chilean convertible notes and Yankee notes which would have expired in 2005 and 2006, respectively, and would have had an impact on our long-term cash flow.

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

        In the first quarter of 2004 we generated a positive cash flow of Ch$158,511 million, while for the same period in 2003 cash flow was Ch$484 million. The difference of Ch$158,027 million between both periods is a consequence of a higher cash flow of Ch$175,109 million related to our recapitalization plan, which included the payment of the mercantile current account by our parent company, Inversiones Cachagua Limitada, and the issuance of U.S. dollar notes with maturity in the year 2014, which was offset by our voluntary advanced redemption of a portion of the Yankee notes and convertible notes.

        Operating activities generated a positive cash flow of Ch$18,230 million for the first quarter in 2004, Ch$827 million lower than the same period in 2003 of Ch$19,057 million, explained by lower income from sales and others expenses (Ch$18,538 million) offset by:

  •
  an increase in financial income (Ch$2,491 million) due to higher cash balance and other income by Ch$870 million,

  •
  a decrease in costs paid to service providers (Ch$11,985 million), and

  •
  lower interest payments (Ch$2,366 million).

        Financial activities generated a negative cash flow of Ch$20,756 million during the first quarter of 2004, compared to the negative flow of Ch$4,501 million for the same period in 2003. The difference of Ch$16,255 million is explained mainly by:

  •
  higher loan payment of Ch$188,380 million for the voluntary advanced redemption of a portion of our Yankee notes, U.S. convertible notes and Chilean convertible notes,

  •
  higher dividend payments in February 2004 of Ch$57,326 million, and

  •
  expenses related to the issuance of US$400 million of notes, which at the same time generated higher income of Ch$246,202 million, offsetting the higher expense disbursement already mentioned.

        Investment activities generated cash flow of Ch$161,036 million in the first quarter 2004, compared to Ch$14,072 million of disbursement in the same period in 2003. This difference of Ch$175,109 million is explained by higher collections from, and fewer loans to, related companies of Ch$186,830, principally resulting from the repayment of the mercantile current account in February 2004 by our parent company, Inversiones Cachagua Limitada, all of which were offset by:

  •
  investments in financial instruments of Ch$ 5,729 million,

  •
  higher investment disbursement of Ch$4,923 million, and

  •
  lower asset purchases of Ch$1,587 million.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

        In 2003, we generated a positive cash flow of Ch$25,208 million, as compared to a negative cash flow of Ch$30,075 million in 2002.

        Operating activities generated a positive flow of Ch$119,680 million in 2003, which was Ch$45,665 million higher than the Ch$74,015 million recorded in 2002. This increase was due to a Ch$28,246 million decrease in payments to suppliers and personnel, a Ch$26,832 million decrease in interest payments, offset by a Ch$16,139 million decrease in trade accounts receivable and a Ch$1,354 million decrease in accrued financial income.

        Financing activities generated a negative cash flow of Ch$122,779 million in 2003, as compared to a negative cash flow of Ch$100,429 million in 2002. The Ch$22,350 million increase in negative cash flow was mainly due to a Ch$28,336 million increase in dividend payments, which were offset by a Ch$8,143 million decrease in bond payments.

        Investment activities generated positive cash flow of Ch$28,306 million in 2003, as compared with a negative cash flow of Ch$3,661 million in 2002. This difference was primarily due to a Ch$28,406 million increase in loan collections in 2003, mainly from Cachagua, which made two amortization payments in 2003 with dividends received from us.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

        In 2002, we generated a negative cash flow of Ch$30,075 million, compared to negative cash flow of Ch$3,360 million in 2001.

        Operating activities generated a positive flow of Ch$74,015 million in 2002, higher than the Ch$24,553 million recorded in 2001. This increase was due to a higher collection of trade receivables of Ch$47,075 million, lower payments to suppliers and personnel of Ch$28,945 million, and lower VAT and other payments of Ch$8,361 million in 2002. This increase was partially offset by higher interest payments of Ch$3,977 million, a decrease in dividends, other income and distributions received of Ch$14,436 million and a decrease in financial revenue of Ch$5,153 million in 2002.

        Financing activities generated a negative cash flow of Ch$100,429 million in 2002, compared to our negative cash flow of Ch$157,855 million in 2001. The difference was mainly due to reduced dividend payments of Ch$151,357 million, partially offset by the net negative effect between borrowings and loan payments of Ch$60,249 million, higher payments of public liabilities of Ch$26,082 million related to payments of the TermoAndes and InterAndes notes, and higher payments of other financing activities of Ch$9,671 million in 2002.

        Investing activities generated a negative cash flow of Ch$3,661 million, compared to the Ch$129,941 million positive cash flow generated in 2001. This decrease was the result of reduced proceeds from investment sales of Ch$274,010 million in 2002, lower loan collections from equity-method investees of Ch$22,508 million and lower revenues from other investments of Ch$27,086 million. In addition, during 2002, there was a Ch$16,332 million decrease in permanent investments and the acquisition of fixed assets, a Ch$148,312 million decrease in loans to equity-method investees and a Ch$14,476 million decrease in investments in financial instruments.

  Capital Expenditures

        Over the past three years, our capital expenditures amounted to US$24.4 million in 2001, US$7.3 million in 2002 and US$5.4 million in 2003. For the three months ended March 31, 2004, our capital expenditures amounted to US$3.3 million.

        In 2001, our capital expenditures related to transmission line investments and a gas turbine project by our subsidiary, Energía Verde. In 2002, our principal capital expenditures were related to the completion of the gas turbine project by Energía Verde, transmission line investments and business development projects, and in 2003, our capital expenditures were related to the minor maintenance of certain of our generation units, including Chivor.

        Our budget projections include capital expenditures of US$15.4 million in 2004, of which US$3.3 million was used in the three months ended March 31, 2004, and US$13.2 million in 2005, exclusive of expansion projects. The substantial increase in 2004 and 2005 is due primarily to planned capital expenditures by TermoAndes associated with the first major gas turbine (TG11) maintenance scheduled at 30,000 Equivalent Operating Hours. Our maintenance capital expenditures will be financed with our operating cash flow, while external financing as well as operating cash flow will be utilized for future capacity expansions.

  Sources of Our Cash Flows

        We expect that we will have sufficient resources from operations to fund our currently anticipated capital expenditures, for working capital needs and for general corporate purposes.

        We expect to fund our future projects and investments with a combination of internally generated cash, sales of assets and additional indebtedness, including project financing. Any additional indebtedness may be incurred by our subsidiaries and may or may not be guaranteed by AES Gener. See "Business—Electricity Generation in Chile—Other Generation Projects Under Development in Chile". In addition, we believe that the completion of our debt restructuring plan as discussed above, which reduced the amount of our outstanding indebtedness and extended the maturities of our long-term indebtedness, will enhance our financial flexibility and our ability to generate cash flow in upcoming years.

        Certain of our credit agreements contain provisions that impose restrictions on the transfer of funds in the form of cash dividends, loans or advances. Our subsidiary Chivor is restricted from declaring or paying any dividends or return on any capital, or authorizing or making any other distribution, payment or delivery of cash to its shareholders in accordance with the Second Amendment and Waiver to the Credit Agreement executed by Chivor and the bank syndicate led by Bank of America on August 27, 2002. The credit agreement executed by our subsidiary Energía Verde and Banco de Crédito e Inversiones and Scotiabank Sudamericano establishes a minimum cash flow coverage ratio for the distribution of dividends. Finally, our Argentine subsidiaries TermoAndes and InterAndes cannot distribute dividends or transfer money abroad without prior authorization of the Argentine Central Bank. These restrictions have been incorporated in our financial projections, and we do not expect them to affect our ability to meet our cash obligations, as we believe that we will have sufficient operational resources to meet our projected capital expenditures and working capital needs.

Investment and Financial Policy

        Until 2001, our shareholders had to approve each year an annual financing and investment policy proposed by management, which set forth limits on the amount of debt we could incur. At an extraordinary shareholders' meeting held on July 4, 2001, the assembly resolved to modify our by-laws by eliminating all references to investment, financing and commercial policies with respect to both us and our subsidiaries.

        In order to comply with our corporate purpose under Chilean law, we may make investments in each of the companies in which we have an interest or to which we make capital contributions; we may supervise and coordinate the management of the companies in which we have an interest or to which we make capital contributions; and we may provide to the companies in which we have an interest or to which we make capital contributions with management, auditing, financial, commercial, technical and legal services and all and any services of any nature that may be necessary. Notwithstanding the foregoing, we are required to maintain at least a 51% interest in companies in which we gain an interest by making contributions of electricity generation assets.

        We intend to maintain a balanced portfolio between Chilean peso and U.S. dollar-denominated investments. In 2003, we held an average of the equivalent of US$18.6 million of financial investments, of which almost 50% were in U.S. dollar-denominated instruments. In addition, we have stringent financial investment policies approved by our CFO and our CEO. Compliance with our financial investment policy is controlled by our internal audit department.

        We have no formal coverage policies for risks related to exchange rates and interest rates. However, our board of directors constantly evaluates alternatives to minimize foreign exchange and interest rate risks. We cover our foreign exchange exposure relating to interest, principal payments, power purchase agreements and take-or-pay payments by purchasing forward rate agreements.

Long-Term Debt

        Our long-term bank debt consists principally of U.S. dollar-denominated loans from certain financial institutions. We have also issued bonds and other long-term debt, primarily in U.S. dollars, in Chile, the United States and Argentina. See note 17 to our audited consolidated financial statements, included in this prospectus, for additional information.

        Long-term liabilities were Ch$620,505 million as of March 31, 2004 compared to Ch$739,118 million as of December 31, 2003. The decrease in long-term liabilities resulted from the successful completion of our debt restructuring process previously described.

Bank Liabilities as of March 31, 2004

		Years to Expiration
Bank	Currency	1-2 Years (Million Ch$)	2-3 Years (Million Ch$)	3-5 Years (Million Ch$)	Total Long Term (Million Ch$)	Average Annual Interest Rate (%)
Bank of America	US$	8,013	155,089	—	163,102	4.73%
Scotiabank	US$	2,096	3,082	—	5,178	3.10%
Banco Crédito Inversiones	US$	3,144	4,623	—	7,767	3.10%

Total	—	13,253	162,794	—	176,047	—

Bonds Payable as of March 31, 2004

Series	Issue Amount Outstanding (in issue currency)	Issue Currency	Interest Rate	Maturity Date	Periodicity Interest Payments	Periodicity Principal Payments	Carrying Value 2004 (Million Ch$)	Place of Issuance
LA1-LA5	245,926,000	US$	6.00%	1-Mar-05	Semiannual	Upon Maturity	152,333	Chile
M	73,883,000	US$	6.00%	1-Mar-05	Semiannual	Upon Maturity	45,765	Chile
—	54,751,000	US$	6.50%	15-Jan-06	Semiannual	Upon Maturity	34,212	U.S.
—	400,000,000	US$	7.50%	25-Mar-14	Semiannual	Upon Maturity	247,026	U.S.
A	57,500,000	US$	8.00%	15-Oct-09	Semiannual	Semiannual	36,726	Chile
B	1,086,000	UF	7.50%	15-Oct-24	Semiannual	Semiannual	18,888	Chile
O	119,746,999	US$	7.86%	31-Dec-07	Semiannual	Semiannual	73,813	Argentina
O	23,745,601	US$	7.86%	31-Dec-07	Semiannual	Semiannual	14,637	Argentina

  Chivor

        In December 1996, our Colombian subsidiary, Chivor, borrowed US$400 million under a five-year bank credit facility, the net proceeds of which were used to finance a portion of the acquisition price of Chivor. Additionally, under the terms of the Trust Agreement, or Contrato de Encargo Fiduciario de Administración, executed on December 30, 1996, Energy Trade's shares in Chivor were pledged in favor of the lenders. The Chivor credit facility was secured by substantially all of Chivor's assets, including accounts receivable, payments under contracts, funds held offshore, insurance proceeds, real property and its plant and equipment. On December 28, 2001, Chivor failed to pay when due approximately US$336 million of the principal amount of indebtedness borrowed pursuant the terms of the bank credit facility.

        On May 31, 2002, Chivor reached an agreement for refinancing its debt of US$336 million with the original bank syndicate led by Bank of America. This agreement, which involved 19 of the 20 members of the bank syndicate, specified a new interest rate and amortization schedules and expires on December 31, 2006. The agreement stipulated that the refinancing would be structured under terms and conditions established under Chapter 11 of the U.S. bankruptcy law, specifically in terms of a pre-packaged voluntary reorganization.

        On July 6, 2002, a hearing regarding First Day Papers of Chivor was conducted in the United States Bankruptcy Court for the Southern District of New York. On August 13, 2002, Judge Burton R. Lifland in New York approved the financing restructuring plan. An agreement executed on August 27, 2002, the second amendment and waiver to the credit agreement, amended the credit agreement entered into in December 1996, and provided Chivor with a term extension up to December 31, 2006, including a new payment schedule with interim amortization payments. Under the terms of the new agreement, Chivor was required to pay US$15 million in 2002, US$37 million in 2003 and a minimum of US$19 million in 2004. The contract also requires Chivor to maintain a debt service coverage ratio of 1.0 and restricts Chivor from paying dividends and other distributions to its shareholders or from incurring additional debt outside of the ordinary course of business, with a limit on working capital indebtedness of US$10 million. Finally, in accordance with the second amendment and waiver, the lenders may declare the principal and any accrued interest due and payable if Chivor defaults in the payment of all or any portion of other indebtedness or in the performance of any agreement that requires other indebtedness to become due. The conditions of default under the agreement also include a default by AES Gener in the performance of any agreement, covenant or condition relating to its indebtedness, the effect of which causes such indebtedness to become due prior to its stated maturity.

        In connection with the execution of the second amendment and waiver, also on August 27, 2002, a support agreement was executed, under which Energy Trade agreed to irrevocably and unconditionally provide funds to Chivor for payment of outstanding debt under the second amendment and waiver, up to a maximum amount of US$50 million, if the outstanding amount of Chivor debt exceeds US$225 million on March 31, 2005. In the same support agreement, AES Gener agreed to irrevocably and unconditionally guarantee Energy Trade's obligations. As of June 30, 2004, the outstanding amount of the debt under the amended credit agreement was approximately US$260.0 million and, as a result, the maximum amount guaranteed by AES Gener was US$35 million.

  Scotiabank and Banco de Crédito e Inversiones Loan Agreement

        Energía Verde borrowed US$25 million under a five-year bank credit facility with Scotiabank and Banco Crédito e Inversiones in November 2001. The net proceeds were used to refinance the capital structure of Energía Verde. Annual interest rate is based on 180 days LIBOR plus a fixed spread of 1.85%. As part of the financing, we pledged all our shares in that subsidiary in favor of the two banks. In addition, Energía Verde pledged all its assets in favor of the bank creditors. As of June 30, 2004, the outstanding amount under this bank credit facility was US$23 million.

  Eléctrica Santiago Local Bonds

        In September 1999, the SVS approved the issuance by Eléctrica Santiago of a local bond of US$100 million, which was principally used to prepay debt to General Electric for the construction of the Nueva Renca combined-cycle plant. This bond was divided into a U.S. dollar-denominated tranche of US$60 million and a UF-denominated tranche equivalent to US$40 million. In October 1999, Eléctrica Santiago placed US$57.5 million of the dollar-denominated tranche, which matures in October 2009. A portion of the outstanding principal is to be paid semiannually beginning April 2005. Interest is paid semiannually and the annual interest rate is 8%. The outstanding amount as of June 30, 2004 was US$57.5 million. In July 2000, Eléctrica Santiago placed the UF-denominated tranche of UF1,086 million. A portion of the outstanding principal is to be paid semiannually beginning April 2006. Interest is paid semiannually, and the annual interest rate is 7.5%. The outstanding amount as of June 30, 2004 was UF1,086 million, equivalent to US$29.0 million.

        The indentures governing these issuances establish the following financial covenants, which were fully complied with as of June 30, 2004:

  •
  unpledged assets must equal at least 125% of unsecured liabilities;

  •
  the ratio of debt to equity may not exceed 1.75 to 1.00;

  •
  a minimum equity level of UF2 million (approximately US$53.5 million) must be maintained; and

  •
  "Essential Assets" which represent more than 40% of total assets that may not be sold, without the previous authorization of the bondholders.

  Convertible Debt

        In September 1998, our shareholders approved the issuance of up to US$500 million of convertible debt securities. These notes totaling US$499.9 million were placed in Chile between December 1998 and March 1999, and in the United States in June 1999. As of March 31, 2004, Ch$197,133 million (approximately US$319.8 million) of convertible debt was outstanding.

        On November 24, 2003, we announced separate cash tender offers for any and all of our U.S. and Chilean convertible notes. Our cash tender offer for the U.S. convertible notes expired on April 1, 2004 and, upon expiration, we accepted for payment US$55.7 million aggregate principal amount of such notes, representing 75.35% in aggregate principal amount of such notes outstanding as of such time. Our cash tender offer for the Chilean convertible notes expired on March 23, 2004, with US$209.68 million aggregate principal amount of such notes tendered. On March 24, 2004 in a public auction on the Santiago Stock Exchange, we repurchased US$156.83 million aggregate principal amount of the Chilean convertible notes, which is equivalent to 38.9% of the total amount of outstanding notes. On April 22, 2004, notice was provided in the United States and Chile for the redemption of all outstanding convertible notes which occurred on May 31, 2004.

  Yankee Notes

        In January 1996, we issued US$200 million aggregate principal amount of our 6 1/2% notes due January 15, 2006 in the United States. On January 9, 2002, we solicited and obtained the required consent of a majority of the note holders to amend the indenture to eliminate the possibility that:

  •
  a default on payments due or money borrowed by Chivor (unless AES Gener or a subsidiary guarantees or otherwise agrees to be liable, directly or indirectly, for such Chivor indebtedness), including Chivor's aforementioned default, or

  •
  a bankruptcy proceeding involving Chivor would, in each case, constitute, or be the basis for, an event of default with respect to the notes under the indenture.

        The provisions of the indenture governing this issue allow for the holders to require immediate payment if an event of default occurs, including default in the payment of the note obligations as well as default by AES Gener or any subsidiary (excluding Chivor) with respect to any indebtedness with an aggregate principal amount exceeding US$15 million.

        On November 24, 2003, we announced a cash tender offer for any and all of our Yankee notes. Our cash tender offer for the Yankee notes expired on February 27, 2004 and, upon expiration, we accepted for payment US$145.2 million aggregate principal amount of such notes, representing 72.62% in aggregate principal amount of such notes outstanding as of such time. As of June 30, 2004, the amount of Yankee notes outstanding was US$54.8 million.

  TermoAndes and InterAndes

        We financed TermoAndes and InterAndes through an equity contribution of approximately US$146.9 million made with funds from our operations, floating rate debt securities of approximately US$257 million (aggregate principal amount) issued by TermoAndes and InterAndes and a US$18 million loan from Argentine banking institutions. The floating rate debt was hedged with two swaps that fixed the interest rate at 6.36%. The notes issued by TermoAndes and InterAndes were secured by substantially all the assets of both companies, including AES Gener's obligations to purchase capacity and energy pursuant to its power purchase agreement with TermoAndes, which included minimum payments in amounts sufficient, among other things, to service the debt.

        Additionally, US$82 million of TermoAndes and InterAndes notes were subject to a put option executed in 1998, which permitted Bank of America to require AES Gener to purchase the TermoAndes and InterAndes notes at par plus accrued interest under certain defined circumstances. In April 2000, the put agreement was assigned to Energy Trade by AES Gener, with a full guarantee by AES Gener. The put option was further modified in September 2002, and, in connection therewith, a purchase agreement was executed by AES Gener and Bank of America.

        On April 16, 2004, we completed the restructuring of the debt of our Argentine subsidiaries, TermoAndes and InterAndes as well as the termination of the interest rate swaps covering this debt. The lenders and swap counterparties received an up-front payment that was funded with $36.3 million of cash held in TermoAndes' and InterAndes' trust accounts and a cash contribution of $25.7 million made by AES Gener. In exchange, the lenders and swap counterparties extended a new loan to AES Gener to enable it to repurchase the original notes and repay the swap termination fee, the balance of which in each case was reduced by the up-front payment described above. The loan is comprised of two tranches, A and B, both of which contain monthly principal and interest payments. Tranche A, in the amount of US$77.2 million, is related to the outstanding principal under the original notes and will be amortized from 2004 to 2010. Tranche B, in the amount of US$7.2 million, is related to the mark-to-market amount for the terminated interest rate swap agreements and will be amortized from 2004 to 2007. The interest rate for both tranches is equal to LIBOR plus a variable spread that increases semiannually. Additionally, the loan agreement provided that the remaining debt owed to Bank of America, in the amount of US$9.1 million, be repaid on June 30, 2004, which payment has occurred. As of June 30, 2004, we had US$83.8 million outstanding under both tranches of the new loan.

  Norgener

        We financed the construction of Norgener's Tocopilla thermoelectric plant through a loan provided by Mitsubishi Heavy Industry, in the total outstanding amount of approximately US$29 million at June 30, 2004, which bears an annual interest rate of 8.17%. In addition, in order to guarantee 50% of the loan, Norgener granted Mitsubishi Heavy Industry a stand-by letter of credit issued by Banco de Chile for up to US$50 million. Furthermore, in order to guarantee the amount of the letter of credit, Norgener pledged Unit No. 2 of the Tocopilla Plant in favor of Banco de Chile.

7.50% Senior Notes

        On March 22, 2004 we consummated the issuance of US$400 million aggregate principal amount of 7.50% senior notes due 2014. The note offering was made only to qualified institutional buyers in compliance with Rule 144A under the Securities Act of 1933, as amended, and to persons outside the United States under and in compliance with Regulation S of the Securities Act of 1933, as amended. Under the terms of the registration rights agreement, we must have a registration statement declared effective by the SEC, on or prior to 270 days after the issue date. If we fail to file a registration statement during this period, the interest rate will increase by 0.50% per annum.

        In connection with our offering of senior notes, we entered into treasury lock agreements in a notional amount of US$400 million (Ch$237,520 million) to hedge against the underlying interest rate of the senior notes that were issued pursuant to our debt restructuring plan. The agreements were entered into in December 2003 and in February 2004 in contemplation of the senior note offering that was completed on March 22, 2004. The agreements were extended on several occasions. Subsequent to the date of the agreements, the yield on the benchmark ten-year U.S. treasury note decreased. On March 12, 2004, the date of the pricing of the senior notes, we set a coupon on the notes of 7.50% based on the current market yields of the ten-year U.S. treasury note rate and unwound the agreements which set the losses under such agreements at approximately US$22.1 million (Ch$13,140 million). On March 22, 2004, the closing date of the senior note offering, we were required to pay that loss to the counterparty. Under Chilean GAAP, we expect to amortize the cost associated with these transactions over the life of the notes. Under U.S. GAAP, the agreements are marked-to-market through income because they do not qualify as hedges due to the lack of documentation. With the transactions described above, we locked in the ten-year U.S. treasury note rate in connection with the issuance of the notes at an average rate of 4.37%.

Guarantees and Contingencies

        As of March 31, 2004, we had the following outstanding guarantee in favor of third parties on behalf of other investments:

  •
  US$4.8 million principal amount in connection with a loan incurred by GasAndes Argentina to finance a portion of the cost of construction of the GasAndes pipeline.

        Additionally, as of March 31, 2004, AES Gener had outstanding the following contingencies relating to certain agreements in which AES Gener is also guarantor:

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  A Bank of America put agreement was assigned to our subsidiary Energy Trade by AES Gener in April 2000 in connection with the notes issued by our subsidiaries TermoAndes and InterAndes for an amount of US$82 million. The put agreement was modified in September 2002, and, in connection therewith, a purchase agreement, which includes an amended and restated put agreement, was executed. As of March 31, 2004, Bank of America's exposure in the TermoAndes and InterAndes notes was approximately US$15.1 million. Pursuant to the agreement to restructure the TermoAndes and InterAndes debt, which became effective on April 16, 2004, we repaid the remaining debt held by Bank of America on June 30, 2004.

  •
  In November 2001, as part of the financing obtained by our wholly owned subsidiary Energía Verde, we pledged all our shares in that subsidiary in favor of Banco de Crédito e Inversiones and Scotiabank Sudamericano.

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  In September 1998, as part of the financing obtained by our wholly owned subsidiaries TermoAndes and InterAndes, we pledged all our shares in these subsidiaries in favor of Banco Francés Uruguay S.A. Additionally, under the terms of the credit agreement, the InterAndes transmission line was pledged and a mortgage of the TermoAndes' properties was executed in favor of Banco Francés Uruguay S.A. Under the terms of the debt restructuring of TermoAndes and InterAndes, these pledges and mortgage continue to exist as part of the new loan agreement granted to AES Gener in connection with the restructuring of the TermoAndes and InterAndes indebtedness as described above.

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  Under the terms of the Trust Agreement, or Contrato de Encargo Fiduciario de Administración, executed on December 30, 1996, Energy Trade's shares in Chivor were pledged in favor of the lenders.

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  As part of the debt restructuring of our wholly owned subsidiary Chivor, completed in August 2002, AES Gener is a guarantor of Energy Trade's obligations under the support agreement pursuant to which Energy Trade agreed to irrevocably and unconditionally provide funds to Chivor for payment of outstanding debt under the credit agreement, up to a maximum amount of US$50 million, if the outstanding amount of debt exceeds US$225 million on March 31, 2005. The outstanding principal as of June 30, 2004 was $260.0 million and, as a result, the maximum amount of AES Gener's guarantee, as of that date, was US$35 million.

        None of our subsidiaries has guaranteed AES Gener's debt. Other non-financing related contingencies are contained in note 25 to our audited annual consolidated financial statements included in this prospectus and in note 29 to our unaudited interim financial statements.

        Financial Covenants.    Under the terms of our credit agreements, certain financial covenants apply to us.

        In accordance with the Chivor Support Agreement, AES Gener must maintain a maximum total consolidated liabilities to consolidated shareholder's equity ratio of 1.75 to 1.0. As of March 31, 2004, AES Gener's debt to equity ratio was 0.9:1. The financial covenants established in the 7.50% senior notes, which closed on March 22, 2004 and the credit agreement restructuring the TermoAndes and InterAndes notes, which closed on April 16, 2004, include certain financial limitations, including limitations on indebtedness, sales of assets, restricted payments and transactions with affiliates, among others. In the case of indebtedness, we and our subsidiaries may not incur any additional indebtedness unless on the date of such incurrence, the interest coverage ratio would be no less than 2.4:1 and the total debt to EBITDA ratio would be no greater than 4.5:1.

        Rating Trigger Clauses.    Under the terms of some credit arrangements, certain rating trigger clauses are applicable to AES Gener, some of which may affect our liquidity:

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  Under the transportation contract between TermoAndes and TGN, TermoAndes must maintain an investment grade credit rating granted by Standard & Poor's, Moody's or any other international credit agency or provide a performance guarantee from one or more of its shareholders with an investment grade rating or a letter of credit. As of December 31, 2003, TermoAndes' local credit rating satisfied the investment grade requirement under the contract.

  •
  Our subsidiary, Eléctrica Santiago, has gas transportation agreements in place with GasAndes Chile and GasAndes Argentina to transport natural gas from Argentina to its combined-cycle facility in Santiago. Similarly, AES Gener entered into contracts with GasAndes Chile and GasAndes Argentina for a future generation project that was later assigned to Eléctrica Santiago. These contracts require that Eléctrica Santiago or AES Gener, as the case may be, maintain indicated international or national rating levels, with two rating agencies approved by the Chilean Central Bank, or provide a performance guarantee or letter of credit. As a result of the gas restrictions applied to Chilean generation companies in the first half of 2004, in June 2004, Eléctrica Santiago's ratings were reviewed by two local rating agencies, one of which decreased Eléctrica Santiago's rating below the level defined in the transportation contracts. On July 30, 2004, we provided GasAndes Chile with a performance guarantee equal to approximately US$3.2 million. We are currently studying potential mechanisms to reduce Eléctrica Santiago's exposure during gas curtailments and restore its prior rating and release the performance guarantee.

  •
  Our subsidiary, Eléctrica Santiago, has a gas transportation agreement in place with TGN. This contract requires that Eléctrica Santiago maintain an investment grade rating, international or national, as defined in the contract, or provide a performance guarantee or letter of credit. As mentioned above, in June 2004, one of Eléctrica Santiago's local ratings was lowered.

  •
  The indenture for our senior notes issued in 2004, includes a release of covenants clause under which certain covenants are suspended, if the rating assigned to the notes by two of the three rating agencies (Standard & Poor's, Moody's and Fitch) is an investment grade rating and no default has occurred or is continuing.

        In conjunction with the bond offering completed in March 2004, AES Gener's international and local credit ratings were upgraded by certain rating agencies. As of June 30, 2004, the international credit rating level assigned to our long-term debt was "BB+" by Standard & Poor's, "BB" by Fitch and Ba3 by Moody's. Our local credit rating assigned by Fitch is BBB. Our shares and our local notes have been approved by the Comisión Clasificado de Riesgo, the Institutional

Rating Commission, or CCR, thereby permitting Chilean pension funds to purchase our debt and equity securities.

Differences Between Chilean GAAP and U.S. GAAP

        The principal differences between Chilean GAAP and U.S. GAAP as they relate to our reported results in 2001, 2002 and 2003 involve the following issues:

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  functional currency;

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  the technical revaluation of property, plant and equipment and the related impact on accumulated depreciation and depreciation expense;

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  investments in equity-method investees;

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  deferred taxes;

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  charges to income of subsidiary start-up deficits;

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  accounting for staff severance indemnities, pensions and post-retirement benefits;

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  the capitalization of interest costs for the construction of new fixed assets;

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  accounting for certain intangible assets;

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  recognition of impairment losses for long-lived assets;

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  accounting for interest rate swaps and treasury rate lock agreements;

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  accounting for forward exchange contracts;

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  accounting for goodwill and negative goodwill and the applicable periods of amortization;

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  accounting for foreign exchange contracts that are not effective as hedges;

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  recognition of minimum dividend liability under U.S. GAAP; and

  •
  asset retirement obligation.

        See note 37 to our audited annual consolidated financial statements for a description and quantification of the principal differences between Chilean GAAP and U.S. GAAP.

  Functional and Reporting Currency

        Under Chilean GAAP, financial statements are adjusted for the effect of changes in the purchasing power of the Chilean currency during each period and presented in constant Chilean pesos, or the reporting currency, as mentioned in note 1 of our audited consolidated financial statements. Transactions are recorded in Chilean pesos by applying to the foreign currency amount the exchange rate between the reporting and the foreign currency at the date of the transaction. Exchange rate differences arising on the settlement of monetary items at rates different from those at which they were originally recorded are recognized in the income statement of the period.

        In accordance with Boletín Técnico No. 64, the financial statements of foreign subsidiaries that operate in countries exposed to significant risks, and are not considered to be an extension of the parent company's operations must be remeasured into U.S. dollars. We have remeasured our foreign subsidiaries into U.S. dollars under this requirement as follows:

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  Monetary assets and liabilities are translated at year-end rates of exchange between the U.S. dollar and the local currency.

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  All non-monetary assets and liabilities and shareholders' equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

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  Income and expense accounts are translated at average rates of exchange between the U.S. dollar and the local currency.

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  The effects of any exchange rate fluctuations are included in the results of operations for the period.

        Under Boletín Técnico No. 64, the investment in a foreign subsidiary is price-level restated, the effects of which are reflected in income, while the effects of the foreign exchange gain or loss between the Chilean peso and the U.S. dollar are reflected in equity in the account "Cumulative Translation Adjustment", as the foreign investment itself is measured in U.S. dollars.

        Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency. Upon our acquisition by The AES Corporation in 2000, management determined the U.S. dollar as our functional currency in accordance with SFAS No. 52.

        However, subsequent to the issuance of our December 31, 2002 consolidated financial statements, we determined that our reconciliation of net income and shareholders' equity from Chilean GAAP to U.S. GAAP were not prepared assuming that the U.S. dollar was the functional currency, but rather continued to reflect the Chilean peso as the functional currency. Therefore, the reconciliation of net income and shareholders' equity to U.S. GAAP as of and for the years ended December 31, 2001 and 2002 have been restated to give effect to the determination of the U.S. dollar as the functional currency.

        Accordingly, we have remeasured into U.S. dollars the consolidated financial statements as of and for the years ended December 31, 2001, 2002 and 2003, and translated these financial statements into the reporting currency, the Chilean peso, by applying the procedures specified in SFAS No. 52.

        Translation adjustments for periods prior to January 1, 2001 were not removed from equity, and the translated amounts for non-monetary assets at December 31, 2000 became the accounting basis for those assets, beginning January 1, 2001. In addition, price-level adjustments reflecting the effect of changes in the purchasing power of the Chilean peso recorded prior to January 1, 2001 in the amount of Ch$225,030 million were reversed.

        The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars. Accordingly, monetary assets and liabilities are remeasured at the balance sheet date (current) exchange rate. Non-monetary assets are recorded at their historical exchange rate at the time of purchase. Past transactions in currencies other than the U.S. dollar are remeasured at the exchange rates in effect at the time the transactions occurred. Revenues and expenses are remeasured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of non-monetary assets, which are remeasured at the rates of exchange in effect when the respective assets were acquired. Transaction gains and losses on monetary assets and liabilities arising from the remeasurement are included in the determination of the net income (loss) in the period such gains and losses arise.

        The amounts obtained from the remeasurement process referred to above are translated into Chilean pesos in accordance with the provisions of SFAS No. 52. Assets and liabilities are translated at the current selling exchange rate of Ch$654.79, Ch$718.61 and Ch$593.8 to US$1.00 as of December 31, 2001, 2002 and 2003, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the monthly average exchange rate during the period. The translation effect of changes in the exchange rates is included as a cumulative translation adjustment in shareholders' equity.

        For further information relating to functional and reporting currency, see note 37Ia. to our audited annual consolidated financial statements.

Treasury Lock Agreements

        Subsequent to the issuance of our December 31, 2003 audited consolidated financial statements, we determined that our reconciliation of net income and shareholders' equity from Chilean GAAP to U.S. GAAP did not include the mark-to-market adjustments for AES Gener's treasury lock agreements nor the disclosure for their reduction in value from January 1, 2004 to March 12, 2004. Therefore, the reconciliation of net income and shareholders' equity to U.S. GAAP as of and for the year ended December 31, 2003 has been restated to include such adjustment.

U.S. GAAP Reconciliation

        The U.S. GAAP reconciliation items had a positive effect on net income reported under U.S. GAAP in 2001, primarily due to accounting differences in adjustments for deferred taxes corresponding to the subsidiaries that were sold in 2001 and the accounting for penalties received in 2000 from contractors who had performed work for a subsidiary we sold in 2001 and transactions gains resulting from the change in functional currency. In 2002, reconciliation items had a positive effect on net income reported under U.S. GAAP, principally due to the remeasurement of the functional currency and the reversal of price level restatement, which was offset by the negative effect of the reversal and classification of the interest income from the mercantile account with Cachagua as shareholders' equity. The U.S. GAAP reconciliation items had a negative effect in 2003 on net income reported under U.S. GAAP primarily due to the reversal of the interest income from the mercantile account with Cachagua and the effect of the functional currency remeasurement.

        In 2002 and 2003, the U.S. GAAP reconciliation items had a negative effect on shareholders' equity reported in accordance with U.S. GAAP, mainly due to the reclassification of the mercantile account and interest income from Cachagua, the reversal of price level restatement, the reversal of a technical revaluation of property, plant and equipment made in prior years, the accounting differences regarding deferred taxes and the recognition of impairment losses in long-lived assets, which were partially offset by the cumulative translation adjustment and transaction gains that resulted from the change in functional currency.

        The following table shows the difference between net income and shareholders' equity determined on a Chilean GAAP and U.S. GAAP basis for 2001, 2002 and 2003 in million of Chilean pesos:

	2001		2002		2003
	Chilean GAAP (1)	U.S. GAAP	Chilean GAAP (1)	U.S. GAAP	Chilean GAAP	U.S. GAAP
Net income	Ch$(2,091)	Ch$50,789	Ch$35,575	Ch$38,309	Ch$53,678	Ch$19,530
Shareholders' equity	—	—	Ch$784,778	Ch$394,793	Ch$808,604	Ch$358,949

(1)
For the sole purpose of this prospectus, we have modified our Chilean financial statements previously filed with the SVS in order to recognize the error as a deductible net loss for the years ended December 31, 2001 and 2002.

  Effects of Change in Accounting Policy and Presentation

In 2004, the following Chilean accounting change was made:

        Equity-Method Investees:    Prior to January 1, 2004, investments in other companies ranging from 10% - 50% of common stock were recorded under the equity method of accounting. As of January 1, 2004, the Company changed the accounting treatment for investments in other companies that, at a consolidated level, were more than 10% and less than 20% of common stock to comply with the SVS Official Circular, No. 1,697, dated December 30, 2003. Investments that meet these criteria will be recorded at acquisition cost restated for price-level changes and will no longer be recorded under the equity-method of accounting. This change affected the following investments: GasAndes Chile, GasAndes Argentina and CDEC-SIC.

        Prospectively, the accounting for investments under Chilean GAAP is now substantially consistent with the treatment under US GAAP. However, the cost basis of the investments in GasAndes Chile, GasAndes Argentina and CDEC-SIC is different under Chilean GAAP and US GAAP, because under US GAAP these investments are recorded at their original acquisition costs less any dividends received and non-temporary impairments recorded, whereas under Chilean GAAP these investments are recorded at their December 31, 2003 book values.

        In 2003 and 2001, no accounting changes were made.

        In 2002, the following accounting change was made:

        Staff Severance Indemnities:    As of January 1, 2002, we changed the interest rate used for determining the present value of the provisions for staff severance indemnities and for pensions and post-retirement benefits, reducing it from 10% to 8%. The effect of this change at the beginning of the year amounted to Ch$673,832 thousand, an amount that was charged to deferred assets in accordance with Boletín Técnico No. 8 of the Chilean Association of Accountants and will be amortized over 10 years.

Critical Accounting Policies and Estimates

        Preparation of our financial statements requires us to make estimates and judgments that affect the amounts of our assets, liabilities, revenues and expenses. We continually evaluate these estimates, including those related to allowances for doubtful accounts, inventories, allowances for recoverable taxes, restructuring of our operations, useful lives of property, plant and equipment, goodwill, contingent liabilities, income tax valuation allowances, pension plans and the fair value of financial instruments. We base our estimates on historical experience and other assumptions, which we believe to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying value of our assets and liabilities. Actual results may differ from these estimates under different assumptions and conditions. We have identified below the accounting policies that are critical to our financial statements.

        Functional Currency:    Upon our acquisition by The AES Corporation in 2000, we designated the U.S. dollar as our functional currency in accordance with SFAS No. 52. As a consequence, our financial results are not affected by foreign exchange fluctuations, except for those asset and liability line items expressed in Chilean pesos and other non-U.S.-denominated currencies.

        Revenue Recognition:    Revenues from the sale of electricity are recorded based on output delivery and capacity provided at rates as specified under regulated market terms, under contract terms or at prevailing spot market prices.

        Since revenues in the spot market are derived from sales to other generators in accordance with the weekly price of electricity, we must prepare our invoices on the basis of estimated values, which we then reconcile in the following month's invoice. Revenues obtained from industrial clients and distribution companies do not require any reconciliation, as they are invoiced at the price determined in their respective contracts.

        A substantial portion of our revenues is based on long-term contractual agreements. Thus, we base our contractual terms on consumption demand projections and anticipated spot market prices. Should the actual market perform differently than our pricing models, our profit margin could be significantly impacted.

        Property, Plant and Equipment:    Property, plant and equipment is capitalized. Work in progress includes labor, materials, financing debt, interest and an allocation of some general and overhead costs. Maintenance and repairs, including replacement of minor items of property, are charged to maintenance expense as incurred. When depreciable property units are retired, the original cost and dismantling charges, less salvage value, are charged to accumulated depreciation. The direct and indirect financing costs associated with projects under construction are capitalized as a component of the asset value; however, under Chilean GAAP the capitalization of interest expenses associated with projects under construction is optional when incurred on debt that is not directly related to such projects. Under U.S. GAAP the capitalization of interest on qualifying assets under construction is required for the interest that could have been avoided if the expenditure had not been made. These costs are capitalized based on a real average financing cost rate.

        Under Chilean GAAP, the interest expenses associated with plants under construction are required to be capitalized until plants have commenced operation, which occurs upon receipt of operation certification approval from the regulatory agency and/or upon utilization of a minimum of 50% of total plant capacity. In the cases where the certification approval from the regulatory agency is received and the plant use is less than 50% of total plant capacity, we could either continue to capitalize our plant costs or recognize them as operational costs. For revenues received in such situations, we could either recognize them as operational revenues or as a credit to fixed asset accounts. In 2001, use of our TermoAndes plant was under 50% of total capacity and the certification approval from the regulatory agency was received. We decided to adopt a policy of recognizing operational cost and revenues. Our operating results would have been different if the other policies had been adopted.

        We and our subsidiaries evaluated the impairment or disposal of long-lived assets amount based on the provisions of SFAS No. 144. This standard requires that long-lived assets be tested for impairment or disposal. We adopted SFAS No. 144 on January 1, 2001 and the impact of this adoption was included in our results of operations, financial position and cash flows for that year.

        Post-Retirement Benefits:    Our employees participate in unfunded benefit pension plans. Our pension and post-retirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions provided by us to our actuaries, such as the discount rate. Material changes in our pension and post-retirement benefit costs may occur in the future due to changes in these assumptions, changes in the number of plan participants and changes in the level of benefits provided.

        As of December 31, 2003, we used a discount rate of 8%. This decline in the discount rate generated a higher charge to income amounting to ThUS$521.

        Severance Indemnities:    Severance indemnities with our employees are calculated based on the liability projected cost present value, using a discount rate of 8%. This decline in the discount rate generated a higher charge to income amounting to ThUS$800.

        Accounting for Income Taxes:    We follow the guidelines of Boletín Técnico No. 60, "Accounting for Income Taxes", which requires that we use the balance sheet method of accounting for deferred income taxes and provide deferred income taxes for all significant temporary differences in income tax and for tax loss carryforwards.

        As part of the process of preparing our financial statements, we are required to calculate our income tax expense based on rates in effect at the time of the calculation (which are subject to change and affect the calculation as any new tax rates are enacted) as well as estimates of when the above-mentioned temporary differences will reverse. We recorded a provision for income tax according to Chilean tax law. These taxes comprise a first category tax rate set at 16% for 2002 and 16.5% for 2003 (15% for prior years); our subsidiaries recorded a provision for income tax according to stipulations in force in Chile and in the countries where they operate. We record valuation allowances to reduce our deferred tax assets to the amount that we are likely to realize. Our estimate of realization of such deferred tax assets results from consideration of, among other things, our future taxable income and our tax planning strategies, which may differ from actual results.

        In addition, under Chilean GAAP, upon adoption of Boletín Técnico No. 60, a contra asset or liability account was created in which the effects of the cumulative effect of the temporary differences were recorded. This account is being amortized into income over the estimated period of reversal, with the exception of tax loss carryforwards, which are being amortized as utilized. The actual period of reversal could differ.

        For U.S. GAAP the assessment of whether a valuation allowance should be recorded is based on whether it is "more likely than not that the deferred tax asset will be fully realized"; however, under both Chilean and U.S. GAAP, the valuation allowance was determined to be the same.

New Accounting Standards

        In November 2002, the FASB published FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 expands on the accounting guidance of SFAS Nos. 5, 57, and 107 and incorporates without change the provisions of FIN 34: "Disclosure of Indirect Guarantees of Indebtedness of Others and Interpretation of SFAS No. 5", which has been superseded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. FIN 45 also clarifies that, at the time a company issues a guarantee, we must recognize an initial liability for the fair value, or market value, of the obligations we assume under that guarantee and must disclose that information in our interim and annual financial statements. The provisions of FIN 45 are required to be applied on a prospective basis to guarantees issued or modified by us on January 1, 2003 and after. The expanded disclosure requirements of FIN 45 were effective for the year ended December 31, 2002. We have various guarantees issued or modified after January 1, 2003 which are accounted for or disclosed under the provisions of FIN 45.

        In December 2003, the FASB issued a revision to Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51", referred to as FIN 46R or the Interpretation. FIN 46R clarifies the application of ARB No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities, or VIEs, by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

        Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the

Interpretation to entities that were previously considered "special-purpose entities" under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003. We have not identified any material variable interest entities created, or interests in variable entities obtained, which require consolidation or disclosure under FIN 46R.

        EITF Issue No. 01-08, "Determining Whether an Arrangement Contains a Lease". In May 2003, the EITF arrived at a consensus on EITF Issue No. 01-08 to clarify the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, "Accounting for Leases". Upon application of EITF Issue No. 01-08, the accounting requirements under the consensus could affect the timing of revenue and expense recognition, and revenues reported as supply, transportation and storage services may be required to be reported as rental or lease income. Should capital-lease treatment be necessary, purchasers of transportation and storage services in the arrangements would be required to recognize assets on their balance sheets. The consensus is being applied prospectively to arrangements agreed to, modified, or acquired in business combinations on or after January 1, 2004. Previous arrangements that would be leases or would contain a lease according to the consensus will continue to be accounted for as transportation and storage purchases or sales arrangements. We believe that the adoption of this pronouncement does not have an impact on our statements of financial condition, statements of operations or cash flows.

        EITF Issue No. 03-11, "Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes". In July 2003, the EITF arrived at a consensus on EITF Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, "Accounting for Nonmonetary Transactions", should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. We believe that the adoption of this pronouncement does not have an impact on our statements of financial condition, statements of operations or cash flows.

        In December 2003, the Securities and Exchange Commission, or the SEC, issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of the Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. We believe that we are following the guidance of SAB 104.

Research and Development, Patents and Licenses

        During 2001, 2002 and 2003, we have not had any material research or development expenses.

Trend Information

        As described under "Business—Business Overview" and "—Operating Results" in this prospectus, the most significant variables affecting our results are the prices of energy and capacity, weather conditions, prices and availability of fuels and foreign exchange variations in the countries in which we operate.

Increasing fuel costs

  The effect of the Argentine natural gas crisis on our Chilean Operations.

        The supply and cost of fuel for our generation facilities has varied significantly in the past year. As explained in "Risk Factors—Risk Factors Related to Our Chilean Operations and—Risk Factors Related to Our Argentinean Operations" in this prospectus, the natural gas crisis affecting Argentina resulted in fuel supply curtailments to our combined cycle plants operated by Eléctrica Santiago and TermoAndes. The Argentine government's recent establishment of a new export duty to be applied to natural gas exports has also added new uncertainty to this situation.

        On March 26, 2004, the Argentine Secretary of Energy passed Resolution 265/04, which immediately restricted surplus exports of natural gas to neighboring countries, primarily Chile, and announced a natural gas rationing program to be developed. This program would reduce the amount of natural gas available both for export and for use in generating electricity for export. The primary objective of Resolution 265/04 was to ensure the natural gas supply to residential consumers, customers with firm supply contracts and thermoelectric plants supplying Argentine customers. This resolution provided for the following:

  •
  the interruption of the export of natural gas surpluses;

  •
  the suspension of the granting of export permits for natural gas; and

  •
  the grant of authorization to the Under-Secretary of Fuels to implement a rationing program for the interruption of gas exports under private agreements and the supply of natural gas to power exporters.

        On March 31, 2004, the Argentine Under-Secretary of Fuels issued Rule 27/04, the Rationing Program for Natural Gas Exports and Use of Transportation Capacity, which, in order to ensure natural gas supply to the domestic market, imposed restrictions upon natural gas exports, natural gas supplies used for electric generation exports and natural gas transportation services utilized for export. The rationing program established that natural gas exports from each producer in 2004 are to be limited to the amount exported in the same month in 2003 by the producer and, additionally, that cumulative exports during the nine-month period from January to September 2004 cannot exceed the amount exported by the same producer during the same nine-month period in 2003.

        On April 19, 2004, the Ministerio de Planificación Federal, Inversión Pública y Servicios or the Argentine Federal Planning and Public Investment and Services Commission, approved Rule 185/2004 in order to regulate the implementation and functioning of fiduciary funds to be utilized to finance the required investments to expand and/or extend natural gas transportation and distribution systems utilized to serve the domestic market. Based on such regulations, future investments in the principal Argentine gas transportation and systems will be financed through the fiduciary funds and will be repaid in part through new transportation charges from both existing and new customers. As a result, Eléctrica Santiago and other transportation system customers may experience tariff increases in the future. On May 27, 2004, the Argentine government approved Decree 645/04 which included a new duty of 20% to be levied on certain export merchandise, including natural gas. Subsequently, Eléctrica Santiago's natural gas suppliers provided notice of their intention to incorporate such duties in the gas price. AES Gener and Eléctrica Santiago rejected the letters and denied the application of the export duty in the gas price. If the Argentine export duty is deemed to be applicable to Eléctrica Santiago's gas supply imports, it would increase the plant's fuel cost by approximately US$2.5 million in 2004.

        As a result of the government's application of Rule 27/04, Eléctrica Santiago's natural gas suppliers received notices from the Argentine government to restrict exports of natural gas or to maintain export levels while supplying the domestic market with alternative fuels. The producers considered such notices an event of force majeure under the gas supply agreement, although this position was rejected by Eléctrica Santiago and AES Gener. These partial reductions in the supply of natural gas to Eléctrica Santiago in May and June 2004, impacted the company's ability to generate electricity, forcing it to reduce its output, as well as to generate with diesel oil as a substitute for natural gas, sharply increasing its cost of production. Thus, during this period, Eléctrica Santiago relied on the spot market to purchase a portion of the energy required to meet its contractual commitments. The impact of these gas curtailments led to an increase in the spot market price of electricity and increased the cost of spot purchases made by AES Gener and Eléctrica Santiago.

        On June 16, 2004, the Secretary of Energy revoked the previously imposed producer export restrictions affecting Eléctrica Santiago, temporarily restoring the company's contracted natural gas volumes and consequently returning its generation to normal levels. On June 17, 2004, the Secretary of Energy issued Resolution 659/04 which approved the "Complementary Supply Program for the Domestic Natural Gas Market" and replaced Rule 27/04.

        Resolution 659/04 established a new methodology for determining natural gas sales into the domestic market based on each producer's level of committed supply to Argentine consumers. This resolution was first applied on July 8, 2004 when Eléctrica Santiago's gas suppliers decided to suspend exports in order to inject additional supplies to meet domestic demand. As a result, Eléctrica Santiago's gas supply has been reduced since such date by amounts varying between 0% and 60%. On July 13, 2004, AES Gener and Eléctrica Santiago presented a demand for arbitration at the ICC against our natural gas suppliers, the Sierra Chata Consortium, claiming breach of contract and compensation for supply curtailments. See "Business—Legal Proceedings" in this prospectus.

        These reductions in the supply of natural gas to Eléctrica Santiago in May, June, July and August of 2004 forces the company to reduce its output, as well as to generate with diesel oil as a substitute for natural gas at certain times, sharply increasing its cost of production. Thus, during this period, Eléctrica Santiago relied on the spot market to purchase a portion of the energy required to meet its contractual commitments. The impact of these gas curtailments also led to an increase in the spot market price of electricity and increased the cost of spot purchases made by AES Gener and Eléctrica Santiago. As the situation in Argentina develops, Eléctrica Santiago could continue to experience a reduction in gas supply and generation output and we, including AES Gener, Eléctrica Santiago and Norgener and our equity-method investees could be negatively impacted by price increases in the Chilean spot energy markets as a result of a reduction in the supply and/or an increase in the cost of natural gas from Argentina.

  The effect of the Argentine natural gas prices on our Argentinean operations.

        Similarly, the prices paid by TermoAndes for natural gas will be higher in the future as a result of regulatory changes in Argentina and the contract disputes that are related to such changes. In the past year, Argentina has also restricted the amount of natural gas supplied to and the future price to be paid for natural gas by TermoAndes and other natural gas consumers through numerous resolutions. As a result of the measures adopted by the Argentine government in 2004 to ensure the domestic supply of natural gas which applied restrictions to the supply of natural gas for electricity generated for export and TermoAndes' disputes with natural gas suppliers described in "Risk Factors—Risks related to Our Argentinean Operations", TermoAndes' generation has been reduced and its costs of production have been increased. A few of the most relevant resolutions are described below to demonstrate the current trend of regulation.

        On April 22, 2004, the agreement entered into by the Secretary of Energy and certain gas producers, "The Agreement for the Implementation of the Price Normalization Plan for Natural Gas Injected into the Transportation System, Order by Decree 181/04" was approved by the Argentine executive branch under Resolution 208/04. This resolution will apply systematic natural gas price increases, from May 2004 to July 2005, to new large consumers of natural gas and electric generation plants that provide electricity to the domestic market. In exchange, gas producers have committed to ensure a sufficient supply of gas to distribution companies for residential consumption, new large end-users and electric generation plants with domestic production for the years 2004, 2005 and 2006. In June 2004, TermoAndes notified its gas suppliers that it would increase payments for natural gas to reflect the new price of gas in the northwestern Argentine market as defined by Resolution 208/04. This resolution establishes the first incremental increase of 40% in May 2004 and three additional 18.33% incremental increases in October 2004, May 2005 and July 2005.

        Also, Bolivia's natural gas exportation policy could eventually have an impact on TermoAndes' gas supply. On April 21, 2004, the governments of Bolivia and Argentina entered into the "Temporary Natural Gas Sale Agreement" which established a maximum gas sales amount of 4 million cubic meters per day from Bolivia to Argentina for a six-month renewable term. The agreement also expressly limited the amount of gas exported by Argentina to Chile to no more than the average of the 90 day period prior to the execution of the temporary agreement with Bolivia. On July 22, 2004, the Under-Secretary of Fuels requested that the gas producers in the northern basin limit their aggregate supply to TermoAndes' to the plant's average gas consumption during the 90 day period prior to the execution of the temporary agreement with Bolivia which resulted in additional reductions in the supply of gas to TermoAndes.

        TermoAndes' disputes with natural gas suppliers described in "Risk Factors—Risks related to Our Argentinean Operations" may require TermoAndes to curtail energy production or purchase natural gas on the spot market. These implications of these resolutions and disputes in the cost of natural gas, the natural gas curtailments and any future changes in the regulatory framework could continue to affect the cost of natural gas for TermoAndes.

  Other fuel cost increases

        In addition to increasing natural gas prices the international price of coal and associated freight, the other principal fuel for our facilities, has increased by over 100% since the last quarter of 2003. Market forecasts project coal prices to be maintained at these levels for the next 12 to 24 months. The price of diesel oil, the fuel used for our peaking turbines and the only alternative fuel for our combined cycle plants, has also increased in the last 6 months, in accordance with the international increase in the price of oil, and we also expect the current price level to be maintained at least for the next 12 months.

        Although any permanent increase in fuel prices should be reflected in energy sales prices in the long-term, as described in "Regulation of Electricity Generation in Chile, Colombia, Argentina and the Dominican Republic—Chile—Sales to Distribution Companies", there may be a timing lag as fuel cost increases would only be incorporated in regulated prices on a semiannual basis.

The Chilean Comisión Nacional de Energía's or National Energy Commission's most recent semiannual tariff setting process which was concluded in April 2004, reflected the recent increase in fuel costs, principally coal prices and natural gas curtailments, increasing the regulated energy or node price charged to distribution companies by 21%. Although the ruling to establish the six-month energy node price for the period beginning May 1, 2004 was not issued by the Chilean Ministerio de Economía, Desarrollo y Reconstrucción or the Chilean Ministry of Economy and Energy until July 8, 2004 because of the presentation of an administrative complaint. However, the new tariffs will be applied retroactively. In addition, we may be exposed to additional increases in spot prices during the period, as well as higher production costs due to higher fuel prices, dry weather and natural gas curtailments, resulting in an increase in the marginal cost at which we purchase energy. With regard to non-regulated customers' power purchase agreements, certain of these contracts are indexed to fuel price variances.

Other trends

        The introduction of natural gas as a source of fuel for electric generation in Chile in the SIC in 1997, and in the SING in 1999, with the construction of the pipelines which transport natural gas from Argentina to Chile, led to a significant technological change in the industry and energy matrix and reduced energy prices and the country's reliance on hydrological conditions. Although the Argentine natural gas crisis has affected natural gas supplies in Chile during the first half of 2004 and led to uncertainty with regard to future supplies of natural gas, in order to reduce the SIC's dependence on hydrological conditions, it is expected that the trend toward the construction of thermoelectric and hydroelectric facilities will continue in the future and, accordingly, as discussed in "Business—Business Overview—Electricity Generation in Chile—Other Generation Projects Under Development in Chile", we are evaluating various projects, including transmission interconnections and thermoelectric plants.

        In May 2004, Empresas CMPC S.A. notified Energía Verde that it would exercise its option to purchase Energía Verde's Nacimiento steam boiler plant, in accordance with the terms of the power purchase agreement entered into by the two parties in 1997. This plant will be transferred to the customer in September 2004 and in exchange, Energía Verde will receive payment of approximately US$16.6 million. At the time of the asset transfer, net income of US$5.6 million will be recorded.

        On June 17, 2004, the main transformer of one of TermoAndes' gas turbines experienced an unanticipated failure and to date it remains out of service. As a result, in order to continue providing energy to the SING in combined cycle mode of operation, the other identical gas turbine was placed into service. Thus, energy is being provided under normal conditions. We purchase 100% of TermoAndes' electrical capacity pursuant to the power purchase agreement between TermoAndes and us. As a result of this agreement, we, not TermoAndes, would incur any potential loss in long-term firm capacity payments in the CDEC-SING that may be caused by this outage. In any case, we estimate that the potential reduction in future firm capacity payments would not be material due to the short duration of the outage. Repairs are estimated to be completed in three to four months.

Contractual Commitments and Off-Balance Sheet Arrangements

        The gas supply and transportation agreements detailed below cover all fuel needs for our combined-cycle plants located in Chile and Argentina. Costs incurred for these contracts are reflected as operating costs in the period in which the gas is consumed or the transportation services are received. These agreements are in the form of take-or-pay contracts that provide for payments of a certain minimum amount of gas, regardless of whether such minimum is consumed. TermoAndes' use of gas is contingent upon its level of electricity production. Since TermoAndes has been producing less electricity than originally projected, its volume of accumulated gas has increased. In addition, TermoAndes has been making payments under its gas supply and transportation contracts in Argentine pesos at a 1:1 exchange rate against the U.S. dollar. However, TermoAndes' gas and transportation service providers are requesting that the payments be re-dollarized, which would negatively impact our cash flow and financial condition. See "Risk Factors—Risks Related to Our Argentinean Operations". The aggregate minimum payments required to be made under all gas supply and transportation agreements, whether or not we are able to take delivery of the gas, are as follows:

Year	Millions of US$	Millions of Ch$
2004	60	35,420
2005	78	46,560
2006	81	48,011
2007	84	49,871
2008	86	51,055
Thereafter	542	321,663

Total	931	552,580

        In general, transportation agreements contain rating trigger clauses that require us to provide a letter of credit or a bank guarantee equal to the obligations for the usage of one year of the pipeline if we fail to be rated "investment grade", as defined in each contract. For a detailed discussion of the risks related to our operations derived from gas interruption, gas limitation, the ability to consume take-or-pay obligations and disputes with gas and gas transportation suppliers, see "Risk Factors".

        There are no known events, demands, commitments, terms or uncertainties that will result in, or are reasonably likely to result in, the termination or material reduction in availability to us of our off-balance sheet arrangements, with the exception of TermoAndes, which has received letters from its gas suppliers during January and February 2004. See the discussion of this legal proceeding in "Risk Factors—Risks Factors Related to Our Argentinean Operations".

  Gas supply agreement between AES Gener and Consorcio Sierra Chata

        In 1997, AES Gener entered into a 16-year gas supply agreement with Sierra Chata Consortium, formed by Mobil Exp. & Dev. Inc.—Argentine Branch, Total Austral S.A., Atalaya Energy S.A., Canadian Hunter Argentina S.A. and Petrolera Santa Fe S.A., to produce natural gas in the Neuquén region of southern Argentina. This agreement was signed to provide for the natural gas requirements of Eléctrica Santiago's Nueva Renca combined-cycle gas-fired plant. The base contracted capacity is 1.74 million cubic meters per day delivered in Neuquén. The contract includes an obligation on the part of the supplier to provide up to 100% of the gas contracted and an average annual take-or-pay obligation of 75%, with a recovery period of three years for the purchase of the remaining take-or-pay gas not consumed, which can be sold to other consumers in Chile or Argentina directly or through Sierra Chata. At the time AES Gener entered into this contract, the contract price reflected market conditions in the Neuquén basin. Since domestic transactions were pesified and the market reference was not clear, a price reduction was agreed to and the price was fixed through April 2005, when the current market conditions will then be reinstated to the contract.

        This agreement covers the needs of the Nueva Renca plant operation. As Nueva Renca is a state of the art combined-cycle plant utilizing General Electric technology and is located inside the Metropolitan Region of Santiago serving the area of the electrical system with the greatest demand, it has a high dispatch factor and usually consumes all of the gas under its take-or-pay contract. As of December 31, 2003, the amount of take-or-pay gas that was not consumed under the agreement was 9,569 cubic meters.

  Gas supply agreement between AES Gener and Eléctrica Santiago

        This agreement covers Eléctrica Santiago's natural gas requirements by using the gas purchased from the Sierra Chata Consortium. The base contracted capacity is 1.74 million cubic meters per day. This agreement allows AES Gener to transfer gas to Eléctrica Santiago at the same price and upon the other conditions agreed to by AES Gener and Sierra Chata, with the exception of a 1.5% fee charged by AES Gener for the gas actually provided.

  Gas transportation agreement between Eléctrica Santiago and Transportadora del Gas del Norte, or TGN

        In 1997, Eléctrica Santiago entered into a 25-year firm take-or-pay gas transportation agreement with TGN for transportation from Neuquén to the Mendoza province in central Argentina. The contracted volume is 1.74 million cubic meters per day. To optimize the management of available gas and transportation, Eléctrica Santiago has entered into an agreement with Metrogas, the local gas distributor, as is detailed below.

  Gas transportation agreement between Eléctrica Santiago and GasAndes Chile and GasAndes Argentina

        In 1997, Eléctrica Santiago entered into two 25-year firm take-or-pay gas transportation agreements with GasAndes Chile and GasAndes Argentina for the Chilean and Argentine portions of the pipeline, respectively. The contracted volume under each contract is 1.74 million cubic meters per day, transported from Mendoza to the Santiago Metropolitan Region. To optimize the management of available gas and transportation, Eléctrica Santiago has entered into an agreement with Metrogas, the local gas distributor as is detailed below.

  Gas transportation agreement between Eléctrica Santiago and Metrogas

        Eléctrica Santiago signed a take-or-pay gas transportation agreement with Metrogas, a local gas distributor. The volume under this agreement is 1.74 million cubic meters per day and covers all the needs of Eléctrica Santiago for the Nueva Renca plant. The agreement provides for transportation in the Metropolitan Region of Santiago from City Gate 2, which is the property of GasAndes, to the Nueva Renca plant, which is the property of Eléctrica Santiago.

  Second gas transportation agreement among Eléctrica Santiago and GasAndes Chile and GasAndes Argentina

        In 1995, AES Gener entered into two 25-year firm take-or-pay gas transportation agreements with GasAndes Chile and GasAndes Argentina. Both agreements commenced in August 2003. During 2003, AES Gener, GasAndes Chile and GasAndes Argentina amended the agreements. AES Gener was authorized to reduce the volume of gas transported and to assign the contract to its subsidiary, Eléctrica Santiago. On December 9, 2003, AES Gener exercised the assignment right. It is anticipated that the assignment will be finalized during the first half of 2004, when the permits are obtained. The contracted volume is 50,000 cubic meters per day initially, increasing up to 770 thousand cubic meters per day in 2007, to be used in the Renca gas plant after its conversion. This contracted volume will remain until the expiration of the contract in 2028.

  Gas supply agreement and gas transportation agreement between Eléctrica Santiago and Metrogas

        In order to optimize gas supply and transportation for the seasonal requirements of electricity generation, a take-or-pay gas sale and transportation agreement was executed by Eléctrica Santiago and Metrogas. This agreement provides for a volume of 160,000 cubic meters per day, which is approximately 9% of the gas and transportation contracted by Eléctrica Santiago. The agreement provides Eléctrica Santiago with an option to re-buy the volume sold.

  Take-or-pay natural gas supply contract between TermoAndes and YPF S.A., Tecpetrol S.A., Ledesma S.A.I.I., Compañía General de Combustibles S.A. and Mobil Argentina S.A.

        In January 1999, TermoAndes entered into a 12-year gas supply agreement with YPF, Tecpetrol, Ledesma, CGC and Mobil. The contracted base capacity is an average of 2.375 million cubic meters per day, and TermoAndes has the option to increase or decrease the contracted capacity by 10%. Given that the plant's current level of gas consumption is less than the contracted level, we have exercised this option, reducing contracted capacity by 10%. The contract establishes an 80% take-or-pay obligation that is applied to 95% of the monthly contracted capacity. The take-or-pay contract may be suspended up to 35 days per year during maintenance periods. TermoAndes is able to recover the gas that is paid for but not consumed during the contract term, and for up to two years after the termination date. During 2002 and 2003, payments made under this agreement amounted to US$6.0 million and US$7.0 million, respectively. As of March 31, 2004, the accumulated take-or-pay provisions were approximately US$12.8 million. Given that since February 16, 2004 the company's gas suppliers have not delivered the nominated quantity of gas, which is higher than the take-or-pay obligation, the company has not accrued additional take-or-pay quantities since December 31, 2003.

  Gas transportation contract between TermoAndes and Transportadora del Gas del Norte

        In January 1998, TermoAndes entered into a 17-year gas transportation contract with TGN that includes a five-year extension. The daily contracted volume is 2,800 million cubic meters as of January 1999. The base price is the "ENARGAS tariff", plus an additional US$0.033383 per cubic meter for firm capacity reserved. Payments under this contract amounted to US$2.0 million in 2002 and 2003.

  Power purchase agreement between TermoAndes and AES Gener

        In January 1997, AES Gener entered into a power purchase agreement with TermoAndes, which was modified on June 26, 1998 and on July 28, 2004, pursuant to which we purchase 100% of TermoAndes' electrical capacity and energy and fund TermoAndes' and InterAndes' fixed and variable costs. Prior to the closing of the TermoAndes and InterAndes debt restructuring in April 2004, the power purchase agreement also provided for a minimum monthly payment in amounts sufficient to cover the payment of interest and amortization of the US$257 million notes issued by TermoAndes and InterAndes. The payment of the original TermoAndes' and InterAndes' notes had been supported by a security interest in all of TermoAndes' and InterAndes' assets and TermoAndes had collaterally assigned its interest under the power purchase agreement to the collateral agent, Deutsche Bank A.G., New York, acting on behalf of the note purchasers. The assets of TermoAndes and InterAndes, as well as the power purchase agreement, remain part of the lenders' collateral package under the TermoAndes/InterAndes restructuring. However, in consideration for AES Gener's contribution to the restructuring of their debt, TermoAndes and InterAndes agreed that they would amend, modify or terminate in the future the power purchase agreement at the direction of AES Gener, and as mentioned above, this agreement was amended on July 28, 2004. The amounts paid by AES

Gener under the power purchase agreement since entering into the agreement amounted to US$16.4 million for the period covering June 1999 to December 1999, US$69.7 million for 2000, US$70.3 million for 2001, US$59.6 million for 2002 and US$65.2 million for 2003.

  Third-Party Guarantees

        As mentioned in note 29 to our unaudited consolidated financial statements, as of March 31, 2004, AES Gener is a guarantor of the timely payment of 15% of the principal and interest related to the loan granted to GasAndes Argentina by the bank Bilbao Vizcaya Argentaria (España) S.A. The original amount guaranteed by us under this loan totaled Ch$2,850 million (US$4.8 million). The guarantee matures in March 2006, together with the principal amount of the loan equal to US$32.0 million. In addition, we agreed with the lenders of GasAndes Chile not to sell, pledge or dispose of our equity participation in GasAndes Chile throughout the life of the credit agreement, which was originally issued for US$136 million and matures in 2011.

Tabular Disclosure of Contractual Obligations as of March 31, 2004

	Payments due by period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
		(in millions of Ch$)
Contractual Obligations (1)	—	—	—	—	—
Long-Term Debt Obligations (2)	813,164	235,432	267,060	46,461	264,210
Purchase Obligations (3)	573,620	36,769	98,172	104,769	333,911
Other Long-Term Liabilities (4)	44,157	20,624	14,884	5,776	2,873

Total	1,430,942	292,825	380,116	157,006	600,994

(1)
We do not have any material operating or capital lease obligations.

(2)
Includes principal and interest related to Chivor's syndicated loan, AES Gener's convertible notes, AES Gener's Yankee notes, Eléctrica Santiago's local bonds, TermoAndes' and InterAndes' notes and Energía Verde's bank credit facility.

(3)
Includes all gas supply and transportation agreements of Eléctrica Santiago and TermoAndes.

(4)
Includes Norgener's principal and interest related to its supplier credit agreement, employee severance indemnities, conversion premium of convertible notes and others.

Quantitative and Qualitative Disclosure About Market Risk

        We face primary market risk exposures in two categories: interest rate risk and exchange rate risk.

        We periodically review our exposure to risks arising from fluctuations in foreign exchange rates and interest rates and determine at our senior management level how to reduce such risks. We have entered into a limited number of derivative contracts for the purpose of hedging the interest rate risk that arises from certain liabilities. See note 24 to the audited annual consolidated financial statements. We do not enter into derivative contracts related to fluctuations in interest rates or foreign exchange rates for purposes that are speculative in nature.

Interest Rate Risks

        Of our long-term interest-bearing debt on December 31, 2003, 74% was fixed rate (including the swap executed to fix the interest rate for the TermoAndes and InterAndes notes) and 26% was variable rate; there were no changes in these percentages compared to December 31, 2002. All of our variable rate long-term debt was denominated in U.S. dollars and bore interest at rates tied to the London interbank offered rate, or LIBOR, the rates that banks in the London interbank market offer for U.S. dollar deposits of varying maturities. We have entered into a limited number of derivative contracts for the purpose of hedging approximately 98% of our variable-rate debt against fluctuations in LIBOR.

        As of March 31, 2004, our current interest rate exposure arises principally from the US$283.6 million Bank of America led syndicate credit of our subsidiary Chivor and the US$24 million Scotiabank Sudamericano and Banco de Crédito e Inversiones credit facility of our subsidiary Energía Verde.

        We do not hedge our Chilean peso-denominated debt against fluctuations in interest rates. All of such debt is fixed-rate, inflation-indexed and/or UF-denominated debt.

        In connection with the offering of our senior notes, we entered into treasury lock agreements in a notional amount of US$400 million (Ch$237,520 million) to hedge against the underlying interest rate of the senior notes to be issued pursuant to our recapitalization plan. As of December 31, 2003, the notional amount of these agreements was US$200 million (Ch$118,760 million) and, as of March 12, 2004, when the agreements were terminated, the notional amount was US$400 million (Ch$237,520 million). The agreements were entered into in December 2003 and in February 2004 in contemplation of the senior notes offering and were extended on several occasions.

        The following table summarizes the debt obligations and derivative instruments held by us at March 31, 2004. The table presents principal payment obligations in millions of Chilean pesos that exist by maturity date and the related weighted-average interest rates. The table also presents the notional amounts and effective interest rates by settlement date for our interest rate swaps. All U.S. dollar-denominated liabilities and notional amounts have been converted into Chilean pesos based on the observed exchange rate used for financial reporting purposes as of March 31, 2004, which was US$1.00 = Ch$616.41.

Liabilities	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Long Term Debt
Bank loans
Variable Rate (US$—denominated)	13,561	13,253	162,794	0	0	0	189,608	206,376
Weighed average interest rate	4.43%	4.02%	4.57%	0.00%	0.00%
Notes
Fixed Rate (Ch$—denominated)	0	0	100.5	137.0	173.5	17,856	18,267	20,275
Weighed average interest rate	0.00%	0.00%	7.50%	7.50%	7.50%	7.50%
(US$—denominated)	20,789	225,239	62,808	31,763	14,178	7,089	361,865	358,599
Weighed average interest rate	7.86%	6.24%	7.15%	7.89%	8.00%	8.00%

Interest Rate Swaps	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Notional amount of variable to fixed (US$—denominated)	104,865	93,213	69,910	58,258	0	0	0
Average pay rate	6.36%	6.36%	6.36%	6.36%	0.00%
Average receive rate (1)	2.90%	2.90%	2.90%	2.90%	0.00%

(1)
This rate is based on the 180-day LIBOR on the date of last settlement of the applicable interest rate.

Foreign Currency Exchange Rate Risks

        As of March 31, 2004, approximately 98% of our long-term, interest-bearing debt was denominated in U.S. dollars and, therefore, exposed to exchange rate fluctuations between the Chilean peso and the U.S. dollar. The remaining 2% was UF-denominated and, therefore, not subject to currency exchange rate risk. There were no changes in these percentages compared to December 31, 2002.

        In 2003, we entered into short-term derivative contracts to limit our exposure to revenue variations as a result of fluctuations between the Chilean peso and the U.S. dollar. As of December 31, 2003, only our subsidiary Eléctrica Santiago had outstanding exchange rate derivative contracts. Although node prices for electricity sales in Chile are quoted in Chilean pesos, the most significant components of the formula used to set such prices are based on U.S. dollars. We believe that such a formula partially mitigates the effect of U.S. dollar versus Chilean peso currency fluctuations. See further information relating to the derivative contracts outstanding as of December 31, 2003 in Note 24 to our audited consolidated financial statements included in Item 18.

        The following table presents principal payment obligations in millions of Chilean pesos by maturity date for U.S. dollar-denominated debt. U.S. dollar-denominated liabilities and notional amounts have been converted into Chilean pesos based on the observed exchange rate of March 31, 2003, which was US$1.00 = Ch$616.41.

Balance Sheet Financial Instruments	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
Long-Term Interest-Bearing Debt
Fixed Rate (US$)	20,789	225,239	62,808	31,763	14,170	7,089	361,865	358,599
Variable Rate (US$)	13,561	13,253	162,794	0	0	0	189,608	206,376

Commodity Risk

        As of March 31, 2004, we and our equity-method investees did not enter into commodity price hedges because:

  •
  Argentine natural gas and coal are purchased under long-term market-based contracts,

  •
  all of the natural gas and coal are purchased under similar market conditions,

  •
  such market conditions also affect our competitors, and

  •
  under the marginal cost regulatory framework that is in effect in the SIC and the SING, any variations should eventually be incorporated into the price of electricity.

BUSINESS

History and Development of the Company

        AES Gener is a sociedad anónima abierta, or an open stock corporation, organized under the laws of Chile by means of an escritura pública, or a public deed, dated June 19, 1981. Our by-laws were approved by the SVS by Resolution No. 410-S dated July 17, 1981, published in the Official Gazette No. 31,023 on July 23, 1981, and recorded on Page 13,107, No. 7,274 of Santiago's Registry of Commerce in 1981. We changed our name from Compañía Chilena de Generación Eléctrica S.A., Chilectra Generación to Chilgener S.A. on October 3, 1989, to Gener S.A. on March 23, 1998 and to AES Gener S.A. on August 17, 2001.

        We trace our origin to Compañía Chilena de Electricidad S.A., which was formed in 1921, nationalized by the Chilean government in 1970 and operated as a government-owned electricity generation, transmission and distribution company until 1981. The privatization of Compañía Chilena de Electricidad S.A. was completed in 1988, when it was divided into two distribution companies and one generation company, Compañía Chilena de Generación Eléctrica S.A., Chilectra Generación. At that time, 100% of our share capital was held by the private sector.

        Our registered address is Mariano Sánchez Fontecilla 310, 3rd Floor, Santiago, Chile, and our telephone number is (562) 686-8900.

        We believe that we have the most diverse generation portfolio among the major power generation companies in Chile and are the country's second largest electricity generation company based on our operating revenues and generating capacity. Because we have hydroelectric, combined-cycle, coal, peaking diesel and biomass facilities, our plants are well distributed across the dispatch curve. This diverse portfolio allows us to operate our facilities competitively in order to obtain supply contracts and to effectively manage such contractual obligations even under adverse hydrological and pricing conditions. We also believe that our position as Chile's most diversified electricity generator confers additional competitive benefits. For example, we can satisfy the energy requirements of our contractual commitments in wet years by purchasing the majority of our energy requirements at low spot prices. At the same time, our significant thermoelectric capacity mitigates the impact of high-energy spot prices in dry years. In addition, our hydroelectric generating capacity, as opposed to the vast majority of the other hydroelectric plants in Chile, is predominantly run-of-the-river and operates under high load factors even during relatively dry years.

        As of June 30, 2004, we and our 50% owned equity-method investee, Empresa Eléctrica Guacolda S.A., or Guacolda, accounted for approximately 20.6% of the total generating capacity in the Sistema Interconectado Central, or SIC, which serves central Chile from Rada Paposo in the north (Second Region) to Isla Grande de Chiloé in the south (Tenth Region). More than 90% of the country's population lives in this region, which includes the densely populated Santiago Metropolitan Region. As of June 30, 2004, through our subsidiaries, Norgener S.A., or Norgener and TermoAndes S.A., or TermoAndes, we accounted for approximately 25.3% of the total generating capacity in the Sistema Interconectado del Norte Grande, or SING. The SING is the interconnected system that serves the northern part of Chile from Tarapacá (First Region) to Antofagasta (Second Region). Mining industry consumption prevails over residential consumption in the SING, and thermoelectric facilities accounted for 99.6% of the region's nominal generation capacity in 2003. We are also engaged, directly or through equity-method investees, in:

  •
  electricity generation in Colombia, Argentina and the Dominican Republic,

  •
  coal mining in Colombia, and

  •
  natural gas transportation in Chile and Argentina.

        As of March 31, 2004, our consolidated total assets were Ch$1,682,894 million (approximately US$2,730 million). In the first quarter of 2004, we reported consolidated operating income of Ch$30,176 million (approximately US$49.0 million) and consolidated net income of Ch$10,600 million (approximately US$17.2 million).

        For additional information about our revenues and sales, see "Presentation of Financial and Other Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Our Acquisition by The AES Corporation

        On November 3, 2000, The AES Corporation, through its subsidiary, Cachagua, announced a tender offer for cash for 61.57% of our outstanding shares in Chile, as well as an exchange tender offer for all of our American Depositary Shares, or ADSs, for The AES Corporation's shares. The purchase price for the offer was US$16.50 per ADS, or its equivalent in Chilean pesos per common share.

        On November 28, 2000, The AES Corporation entered into an agreement with Total Fina Elf S.A., or Total, pursuant to which The AES Corporation agreed to cause us to sell to Total all of our Argentine assets and certain of our other interests for a total of US$657.5 million, if The AES Corporation succeeded in its tender offer.

        On December 28, 2000, The AES Corporation acquired 61.11% of our total capital for the Chilean peso equivalent of US$841.2 million and effectively assumed control of us. On January 9, 2001, The AES Corporation acquired an additional 34.56% of us for a total purchase price of US$475.6 million in the form of The AES Corporation's common stock. On February 28, 2001, The AES Corporation acquired 2.87% of us for a total purchase price of US$38 million by purchasing our shares on the Santiago Stock Exchange. In December 2001, The AES Corporation acquired an additional 0.11% of our shares for a purchase price of US$1.2 million. At that time, the total aggregate value for the acquisition of 98.65% of AES Gener was US$1,356 million. In our recent capital increase, completed on June 19, 2004, The AES Corporation, through its wholly owned subsidiary, Cachagua, increased its ownership in AES Gener to its current level of 98.79%.

        On March 2, 2001, we provided Total with an option to purchase all of our Argentinean Operations, which, as of March 2, 2001, included Hidroneuquén S.A., or Hidroneuquén, InterAndes, TermoAndes, Central Puerto S.A., or Central Puerto, and certain minor projects in Argentina. Under the terms of the agreement, Total or any of its subsidiaries could purchase any combination of the companies. On July 27, 2001, Total exercised its option to buy our 63.94% interest in Central Puerto for approximately US$255 million in cash. On September 21, 2001, Total exercised its option to buy our 70.02% interest in Hidroneuquén for approximately US$72.45 million in cash. On November 1, 2001, however, Total declined to exercise its option to buy our ownership interest in TermoAndes and InterAndes.

Capital Investments

        We continually review opportunities for improving our production methods and developing new plants and markets. We intend to continue to make capital expenditures to meet expected increased demand for electricity in Chile, our principal market. Over the past three years, our capital expenditures amounted to US$24.4 million in 2001, US$7.3 million in 2002 and US$5.4 million in 2003. For the three months ended March 31, 2004, our capital expenditures amounted to US$3.3 million.

        In 2001, our capital expenditures related to transmission line investments and a gas turbine project by our subsidiary, Energía Verde. In 2002, our principal capital expenditures were related to the completion of the gas turbine project by Energía Verde, transmission line investments and business development projects, and in 2003, our capital expenditures were related to the minor maintenance of certain of our generation units, including Chivor.

        Our budget projections include capital expenditures of US$15.4 million in 2004, of which US$3.3 million was used in the three months ended March 31, 2004, and US$13.2 million in 2005, exclusive of expansion projects. The substantial increase in 2004 and 2005 is due primarily to planned capital expenditures by TermoAndes associated with the first major gas turbine (TG11) maintenance scheduled at 30,000 Equivalent Operating Hours. Our maintenance capital expenditures will be financed with our operating cash flow, while external financing as well as operating cash flow will be utilized for future capacity expansions, including those discussed below.

        Our most recent expansions include investments in existing subsidiaries in Chile. In 2001, we increased our ownership participation in Eléctrica Santiago from 75% to the current level of 90%. In July 2002, we completed our most recent project in Chile, the installation of a 25 MW gas turbine generator by our subsidiary, Energía Verde S.A., or Energía Verde. This turbine was connected to the SIC and is used to provide energy and capacity to meet existing contractual requirements.

        We believe that energy demand in Chile will continue to grow at a rate exceeding the growth rate of Chile's gross domestic product. Our expansion strategy in the SIC is based on this expected demand growth. Notwithstanding the recent Argentine gas supply disruptions in Chile discussed in detail under the sections entitled "Risk Factors—Risk Factors Related to Our Argentinean Operations" and "Trend Information", our long-term view is that efficient thermal capacity additions will be an important part of the solution to Chile's growing energy needs. Accordingly, we plan to take advantage of the expertise we have acquired in Chile as the largest and most diversified thermoelectric energy producer to develop new thermoelectric projects in the future. We have a successful track record of both developing and operating gas, coal and hydro power plants.

        We believe that our experience and expertise combined with our disciplined approach to development places us in a strong position to evaluate a wide variety of growth alternatives in the Chilean SIC, to pursue expansion projects that will enhance shareholder value, and to successfully construct, operate and extract maximum value from selected projects. Our new project development portfolio had, until recently, prioritized near-term connection of the SIC with the Argentine interconnected system, the Sistema Argentino de Interconección, or SADI, and the construction of projects powered by natural gas. We estimate that the SIC-SADI interconnection would have an interchange capacity of approximately 250 MW. The interconnection would provide us with the ability to sell electricity in both Chile and Argentina, which would enable us to take advantage of arbitrage opportunities between the two markets and sell into the local market with the most favorable demand and pricing conditions. We estimate that the construction period for the transmission line should be approximately 15 months after environmental permits are obtained. We have also closely evaluated the conversion of our subsidiary Eléctrica Santiago's existing Renca power plant in the city of Santiago, which city accounts for most of the electricity consumption in the SIC, from a steam turbine that burns fuel oil or diesel, into a cleaner and more efficient on a marginal cost basis combined-cycle plant that burns natural gas. This conversion would increase Renca's nominal capacity from 100 MW to approximately 240 MW. We have already obtained the environmental approval required for the Renca plant and estimate that construction would take 18 months to complete. Upon completion, we estimate that our total investment in both projects would be approximately US$150 million.

        However, in light of the recent regulatory uncertainty in Argentina, we are carefully evaluating the appropriateness of pursuing the projects described above in the near future. Although we continue to believe that the foregoing projects have strong merits, the uncertainty created by recent events has caused us to broaden our short-term development strategy. As a result, we have concluded that other potential development projects utilizing distinct technologies and that are not otherwise dependent on the Argentine market should also be considered in the near term. Because of the robust electricity demand growth in the SIC, we believe that the feasible alternatives for the next power plant installed in the SIC are relatively limited due to the short time period in which the capacity would need to be brought online to meet this demand. We are therefore actively reviewing projects that can be developed in the shortest period of time. In the long term, we believe that all existing cost-efficient technologies such as gas, coal and hydro are viable in our competitive market. We will continue to evaluate projects across technologies to meet the demand and capitalize on our expertise, including those that may be developed in response to the Argentine gas crisis.

Divestitures

        In June 2001, we sold our 50% interest in MEGA, a power trading business. In January 2002, we sold our 40% interest in Servicios Integrales de Generación de Energía Eléctrica S.A., a company that provides operation and maintenance services to our subsidiary Eléctrica Santiago. In November 2002, we sold all of our oil exploration businesses and water treatment businesses. Our oil exploration businesses consisted of a 100% interest in OilGener Argentina Ltd., the assets of OilGener Inc. (USA) and the Fell Block oil and natural gas concession we held in the Fell Block area in southern Chile. Our water treatment businesses consisted of a 51% interest in Explotaciones Sanitarias S.A., a water treatment production and distribution business in an industrial sector of Santiago, and Ecogener S.A., an industrial liquid waste treatment company. We realized total proceeds of approximately US$6 million from the disposition of all of these assets.

Potential Divestitures

        We expect to continue to divest non-core operations and business lines. Potential sale candidates at this time include:

  •
  Itabo.    As part of our efforts to focus on our core business in Chile, discussions were held with interested parties for the sale of this asset during 2003; however, no agreement was reached.

  •
  GasAndes Argentina and GasAndes Chile.    In 2003, we had discussions to sell our interest in these assets; however, no agreement was reached.

  •
  Compañía de Carbones del Cesar Limitada.    Although we have not entered into any agreement, we intend to sell this coal mine located in Colombia and expect the sale to be completed by the end of 2004.

        We do not believe that these potential divestitures will have a material effect on our long-term results of operations or financial condition.

Overview

Electricity Generation

Chile

        We and Guacolda provide electricity to the largest interconnected system in Chile, the SIC, which serves central Chile from Rada Paposo in the north (Chile's Second Region) to Isla Grande de Chiloé in the south (Chile's Tenth Region). More than 90% of the country's population lives in this region, which includes the densely populated Santiago Metropolitan Region. We also provide electricity to the SING, the interconnected system that serves the northern part of the country from Tarapacá (Chile's First Region) to Antofagasta (Chile's Second Region). Mining industry consumption prevails over residential consumption in this region, and thermoelectric facilities accounted for 99.6% of the region's nominal generation capacity in 2003. The following table provides further information about the two major electric systems operating in Chile:

Major Electric Systems in Chile

		SIC		SING
		2002	2003	2002	2003
Nominal Capacity (MW)		6,737	7,003	3,634	3,634
Thermoelectric	Coal steam	838	847	1,206	1,206
	Oil	485	485	303	303
	Gas	1,359	1,616	2,112	2,112
Hydroelectric	Run-of-the-river	1,302	1,302	13	13
	Reservoir	2,753	2,753	—	—
Max. Demand peak hour (MW)		4,385	4,517	1,360	1,382
Gross Generation (GWh)		31,971	33,710	10,400	11,424
Thermoelectric	Coal steam	3,458	3,997	3,818	1,296
	Oil	5	18	30	1,789
	Gas	5,984	7,836	6,485	8,273
Hydroelectric	Run-of-the-river	9,568	9,523	67	66
	Reservoir	12,956	12,336	—	—
Energy Sales (GWh)		30,331	32,092	9,482	10,480
	Regulated	20,491	21,681	1,009	1,047
	Non-regulated	9,840	10,411	8,473	9,433

Source: CDEC-SIC, CDEC-SING

        Demand for electrical energy in Chile's two major power grids, based on gross generation, grew in 2003 by 5.4% in the SIC and 9.8% in the SING. Sales of electrical energy grew in 2003 by 5.8% in the SIC and 10.5% in the SING. In comparison, Chile's gross domestic product increased by 3.3% in real terms in 2003. We believe that energy demand in Chile will continue to grow for the foreseeable future at an annual rate that exceeds the annual rate of growth of Chile's gross domestic product, which is also in accordance with the Chilean National Energy Commission forecast.

        Our generation capacity in the SIC is comprised of hydroelectric, combined-cycle, coal, peaking diesel and biomass facilities, and, accordingly, our plants are well distributed across the dispatch curve. This distribution allows us to operate our facilities competitively in a variety of hydrological and pricing conditions, and to effectively manage our contractual obligations with limited exposure to the spot market.

        AES Gener and Guacolda had 1,804 MW of nominal capacity in Chile as of June 30, 2004, which consisted of:

  •
  1,533 MW of primarily thermoelectric capacity, comprised of 974 MW of coal-fired capacity, 379 MW of combined-cycle capacity, 36 MW of forestry waste cogeneration capacity (18.8 MW of which produces steam and not electricity) and 144 MW of gas/oil turbine-fired capacity; and

  •
  271 MW of run-of-the-river hydroelectric capacity.

        In order to take advantage of expected growth in electricity demand, we plan to increase generation capacity in the SIC and are actively reviewing several near-term development projects. See "History and Development of the Company—Capital Investments", for further details.

        Additionally, we have 642.8 MW of nominal capacity at our TermoAndes facility, a combined-cycle natural gas-fired plant located in the province of Salta, Argentina, which is connected by a 345 kV transmission line to the SING. This plant began commercial operations on April 13, 2000.

Colombia

        We began operations in Colombia in December 1996 when we purchased our subsidiary, Chivor S.A. E.S.P., or Chivor, from the Colombian government as part of its privatization process. Chivor owns a hydroelectric power plant consisting of eight units with a total nominal capacity of 1,000 MW. Chivor is one of the largest dam-based hydroelectric plants in Colombia, representing approximately 8.3% and 8.8% of the country's total generating capacity as of December 31, 2003 and March 31, 2004, respectively. The Chivor plant, which is located on the Batá River, 160 km northeast of Bogotá, has been operating continuously since 1977. During 2003 electricity demand in Colombia grew by 2.9%, while Colombia's gross domestic product grew by 3.6% during the same period.

Argentina

        Our electricity investments in Argentina consist of the TermoAndes generation plant in the province of Salta, which is a combined-cycle, natural gas-fired plant with 642.8 MW of nominal capacity, and the 345 kV InterAndes transmission line, which delivers electricity produced by TermoAndes to the SING. Although physically located in Argentina, TermoAndes currently sells 100% of its energy and capacity to the SING in Chile. The Argentine portion of the transmission line is owned by our subsidiary, InterAndes S.A., or InterAndes. The Chilean portion of the line is directly owned by AES Gener. We have been authorized by the Argentine energy regulatory agency to connect 203 MW of TermoAndes capacity to the Argentine grid and invested US$15 million in 2000 and 2001 for that purpose. However, to date, no further investments have been made and the interconnection was not completed due to economic instability in Argentina. We may consider selling power into the Argentine grid if economic conditions improve.

The Dominican Republic

        In the Dominican Republic, we own a 25% interest in and, subject to certain exceptions, have the right to manage our equity-method investee, Itabo. Itabo currently has 7 generation units with total capacity of approximately 432.5 MW in commercial operation. As of June 30, 2004, Itabo's two coal units (260 MW) were in the process of being refurbished. One coal unit returned to service in July 2004 and maintenance on the second unit will be completed in August 2004. Itabo's coal plants are the lowest variable cost units in the system and provide sufficient energy and capacity to meet contractual commitments. While the coal units were under maintenance, Itabo was able to meet its contractual requirements by purchasing energy and capacity on the spot market. Itabo's five gas turbines (172.5 MW) are temporarily not being dispatched due to high fuel prices but continue to receive capacity payments. During 2003, we held discussions with interested parties regarding the sale of our interest in Itabo; however, no agreements were reached. Since then, no further discussions were held.

Other Businesses

        We also have ownership interests in other non-electricity businesses, principally related to fuels. We are the largest distributor of coal in Chile, based on volume, and own one coal deposit in Colombia. Although we have not entered into any agreement, we intend to sell this coal deposit and expect such sale to be completed before the end of 2004. We also participate in the Chilean natural gas industry through our 13% ownership interest in each of GasAndes Argentina and GasAndes Chile, which transport natural gas through a pipeline from the Province of Mendoza in Argentina to the Santiago Metropolitan Region in Chile. We held discussions with interested parties regarding the sale of GasAndes Argentina and GasAndes Chile, which are non-core businesses; however, no agreements were reached.

Principal Market Revenues

        Our principal market is the electricity generation market in Chile, which in 2001, 2002 and 2003 accounted for 68%, 68% and 70% of our operating revenues, respectively. Although our TermoAndes facility is located in Argentina, the electricity generated by this plant is sold in the SING in Chile and, therefore, is registered in the Chilean market and considered to be a part of our Chilean operations. In addition, the revenue contribution made by our Colombian subsidiary Chivor accounted for 20%, 22% and 22% of our operating revenues in 2001, 2002 and 2003, respectively. Our non-electric, or other business operations, primarily fuel sales, represented 12%, 10% and 8% of our operating revenues in 2001, 2002 and 2003, respectively. The table below details the revenue contribution by market segment in 2001, 2002 and 2003.

Operating Revenues in Million Ch$

Market	2001	2002	2003
Chile	289,298	292,641	283,668
Electricity	245,723	255,749	252,691
Other	43,575	36,892	30,977
Colombia	71,696	81,615	78,664
Electricity	71,696	81,615	78,664
Total	360,994	374,256	362,332

Seasonal Business Variations

        Our operating income is less affected by seasonal demand variations resulting from pronounced changes in temperature than the operating income of electricity generation companies in the United States. For example, in the SING, there are no significant seasonal cycles that affect the supply or demand of electricity. Nevertheless, the demand in the SIC is subject to seasonal variations due to the higher consumption of electricity during the winter from May to August by residential consumers in general. Approximately 46% of our operating revenue in 2003 was generated in the SIC, and approximately 68% of the consumption in the SIC is classified as residential. Residential customers are characterized by having a low-load factor and a continuous growth curve. Load factor is the consumption ratio with respect to nominal capacity. Consumption of electricity by industrial customers in the SIC presents little seasonal variation, and growth in this customer class depends principally on the development of new industrial projects.

        The impact of seasonal variations is more significant with regard to supply in the SIC, given that approximately 58% of the SIC's nominal capacity comes from hydroelectric plants that depend on inflow from rainfall, melting snow or both. Hydroelectric plants that depend on rainfall inflow generate more electricity in winter months, while those plants that depend on snow melt-off generate at higher levels in the spring and early summer, usually between September and January, as a result of warmer temperatures melting the snow that accumulated in the mountains throughout the winter. The rest of the SIC's power plants, namely thermoelectric facilities fueled by natural gas, coal and fuel oil, experience higher or lower levels of generation based on the seasonal evolution of the hydroelectric facilities, as well as the particular hydrological conditions in any given year.

        In Colombia, the impact of hydro inflow variations is also significant with regard to supply in the Sistema Interconectado Nacional Colombiano, the National Interconnected System, or the SIN, given that approximately 70% of the SIN's nominal capacity comes from hydroelectric plants that are dependent on rainfall inflow. Hydroelectric plants generate more electricity in wet months, from May to November, and less in dry months between December and April. This condition is accentuated when the "El Niño" weather phenomenon is present because water inflows decrease and spot market prices significantly increase.

Fuel Supply

        Approximately 63% of the capacity we own in Chile, including our participation in equity-method investees, is thermoelectric capacity that is fueled by natural gas, coal and fuel oil or other kinds of petroleum derivatives. Additionally, coal is purchased internationally as the primary fuel for several of our equity-method investees' plants. During 2003, we were the second largest coal importer in Chile, which position enables us to negotiate attractive prices and directly arrange coal transportation and delivery. We have taken advantage of our position in the Chilean coal market by selling coal to third parties and to our 50% equity-method investee, Guacolda, after being selected to supply coal to these entities due to our participation in competitive bidding processes. During 2003, we purchased all of our coal requirements from producers in Indonesia (28%), Canada (50%), Australia (7%) and New Zealand (15%). Our peaking plants, which are typically only dispatched in order to meet system demand during high consumption periods, utilize petroleum-based fuels such as fuel oil No. 2. Itabo, our 25% equity-method investee located in the Dominican Republic, also purchases fossil fuels, which include coal, fuel oil No. 2 and fuel oil No. 6, from international suppliers.

        Significant variations in the market prices for these fuels could lead to higher operating costs that could adversely affect our operations in the short term. However, all of these fuels are purchased under market conditions similar to those that affect our competitors, and under the marginal cost regulatory framework that is in effect in the SIC and the SING, permanent variations should eventually be incorporated into the price of electricity. The price of the fossil fuels consumed by our power plants increased considerably during 2003: coal prices increased approximately 40% over prices in 2002 and freight costs have, in some cases, increased by 100%. This trend has continued in 2004, and in the first quarter, international coal prices have increased by more than 50%, compared to the average price in 2003, depending on the country of origin; and freight prices again rose by more than 100% when compared to 2003 prices.

        Argentine natural gas is purchased under long-term market-based contracts for Eléctrica Santiago and TermoAndes' combined-cycle units. As of March 2004, the Argentine government enacted certain measures restricting the supply of natural gas for export and the supply of natural gas used in the generation of electricity for export as discussed in "Risk Factors—Risks Factors related to Our Chilean Operations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Trend Information".

Strategy

        Our historic business strategy has been to focus on the development of efficient electricity generation in Chile. In the 1990's we expanded this strategy to take advantage of electricity generation opportunities presented by privatization activities in other Latin American countries, as well as opportunities in other non-electricity businesses, such as fuels and infrastructure. In December 2000, The AES Corporation acquired a controlling interest in our company. As a result of The AES Corporation's involvement we returned our focus to our core business activity, principally electricity generation in Chile, as demonstrated by the divestitures that we have made since 2001 and future divestitures that we are pursuing. Consistent with our focus and with the successful completion of our debt restructuring plan in the first half of 2004, as previously described, we are continuing to implement the following strategy of divesting noncore assets and expanding our electricity generating capacity in the SIC.

        Divesting Noncore Assets.    As discussed above under "History and Development of the Company—Divestitures", we have divested a number of assets since 2001, many of which were non-core assets. The total consideration that we have received for all divestitures since 2001 is US$414 million. We expect to continue to divest noncore operations and business lines, including the potential divestitures that were previously discussed. We do not believe that any of the divestitures under consideration will have a material effect on our long-term results of operations or financial condition.

        Expanding Our Electricity Generating Capacity in the SIC.    As discussed above under "History and Development of the Company—Capital Investments", in order to take advantage of expected growth in electricity demand, we are developing a strategy to increase our generation capacity in the SIC.

        The transactions comprising our recently completed debt restructuring plan are described in this prospectus under "Our Recent Debt Restructuring Plan".

        We believe that the completion of our debt restructuring plan will enhance our financial flexibility and our ability to generate cash flow in upcoming years.

Organizational Structure

        We are an operating and holding company and conduct some of our business through subsidiaries. The charts presented under the section entitled "Corporate Structure" present our relationship with The AES Corporation, our corporate structure and the approximate percentage equity ownership interest that we hold in our subsidiaries, equity-method investees and other investments as of March 31, 2004.

Operational Structure

        In 2002, our operational structure was modified to improve administrative efficiency. In October 2002, a functional operational structure was adopted and remains in place, with the following divisions reporting to our Chief Executive Officer:

  •
  Finance and Administration;

  •
  Commercial;

  •
  Regulation and Development;

  •
  Operations;

  •
  Legal; and

  •
  Communications.

        This restructuring at the executive level was accomplished with existing personnel and did not result in a material reduction in personnel or the incurrence of restructuring charges.

Electricity Generation Facilities

        The following table provides information about each of our existing electricity generation facilities, including those of our subsidiaries and equity-method investees. All of these facilities are currently in operating condition and available for dispatch.

Location, Operating Company and Facility	Type of Unit	Year of Commission	Nominal Capacity (MW)	Our Share of Capacity (MW) (1)	2003 Plant Utilization Factor (%)
Chile
AES Gener
Ventanas I	Steam Turbine	1964	120.0	120.0	2.3%
Ventanas II	Steam Turbine	1977	218.0	218.0	15.8%
Laguna Verde	Steam Turbine	1939, 1949	54.7	54.7	0%
El Indio	Gas Turbine	1990	18.8	18.8	0.1%
Alfalfal	Run-of-the-river	1991	178.0	178.0	39.0%
Queltehues	Run-of-the-river	1928	48.9	48.9	67.4%
Maitenes	Run-of-the-river	1923, 1989	30.8	30.8	39.0%
Volcán	Run-of-the-river	1944	13.0	13.0	74.9%
Norgener
Nueva Tocopilla I	Steam Turbine	1995	136.3	136.3	1.0%
Nueva Tocopilla II	Steam Turbine	1997	141.0	141.0	7.8%
Guacolda
Guacolda I	Steam Turbine	1995	152.0	76.0	70.2%
Guacolda II	Steam Turbine	1996	152.0	76.0	70.9%
Energía Verde
Laja	Steam Boiler	1995	8.7	8.7	37.3%
San Francisco de Mostazal (3)	Vibrating Grate Boiler (2) and Gas Turbine	2000, 2002	28.8	28.8	0.1%
Constitución	Steam Boiler	1995	8.7	8.7	56.8%
Nacimiento (4)	Fluidized Bed Boiler (2)	1997	15.0	15.0	—
Eléctrica Santiago
Nueva Renca	Combined-Cycle	1998	379.0	341.1	76.2%
Renca	Steam Turbine	1962	100.0	100.0	0%
Total Chile			1,803.7	1,613.8

Colombia
Chivor
Chivor	Reservoir	1977, 1982	1,000.0	1,000.0	43.6%
Total Colombia			1,000.0	1,000.0
Argentina
TermoAndes
Salta Plant	Combined-Cycle	1999	642.8	642.8	34.6%
Total Argentina			642.8	642.8
The Dominican Republic
Itabo (5)
Itabo Steam Turbines	Steam Turbine	1984, 1988, 1998	260.0	65.0	47.3%
Itabo Gas Turbines	Gas Turbine	1984, 1988, 1998	103.5	25.9	35.2%
Higuamo	Gas Turbine	1998	69.0	17.3	24.6%
Total The Dominican Republic			432.5	108.2
Total for all facilities			3,879.0	3,364.8

(1)
Includes our proportionate share of capacity of unconsolidated equity-method investees.

(2)
Units that produce steam for industrial applications and do not generate electricity.

(3)
Includes 3.8 MW of electric equivalent capacity from a steam plant.

(4)
Includes 15 MW of electric equivalent capacity from a steam plant. This plant will be transferred to Empresas CMPC S.A. in September 2004.

(5)
Total capacity of Itabo does not include an isolated generator with 0.5 MW of capacity.

Electricity Generation in Chile

        Our core business is our operation in the Chilean electricity generation industry. As of June 30, 2004, we and our equity-method investee, Guacolda, had 1,804 MW of nominal capacity in Chile, which consisted of:

  •
  1,533 MW of primarily thermoelectric capacity, comprised of 974 MW of coal-fired capacity, 379 MW of combined-cycle capacity, 36 MW of forestry waste cogeneration capacity (18.8 MW of which produces steam and not electricity) and 144 MW of gas/oil turbine-fired capacity; and

  •
  271 MW of run-of-the-river hydroelectric capacity.

        We and Guacolda's aggregate electricity production of 7,829 GWh during 2002, which includes TermoAndes' production that is sold in the SING, represented 19% of all electricity produced in Chile, while in 2003 our production, including that of TermoAndes, was 9,005 GWh, which represented 20% of all electricity produced in Chile.

  Our Sales Strategy in Chile

        Sales contract decisions regarding the amount of current and future production that should be committed to long-term contracts, either at regulated or unregulated prices, and the amount of production that should be left uncommitted to be sold at spot prices, are critical to our profitability. The desired level of contractual commitments is one that permits us to take advantage of a low marginal cost environment and still maintain profitability in a high-marginal cost environment. In order to determine the appropriate level of contractual commitments to maximize profits with limited risk, we estimate demand based on standard economic theory and estimate node prices and system marginal cost using dynamic programming models. Historically, this strategy has led us to enter into long-term contracts for our most efficient units and to reserve our less efficient units for sales in the spot market; however, in recent years, our contract volume commitments have been increasing, while our nominal capacity has remained unchanged. Accordingly, in the case of a dry year, we may be adversely affected, as we would have to either generate or buy electricity in the spot market at higher prices in order to fulfill our commitments.

        Since we plan to increase our nominal generating capacity in the SIC, we intend to increase our long-term contractual commitments to supply electricity in line with our planned capacity increases. This will reduce the risk of excess capacity in the SIC caused by the construction of additional generating plants, hedge against the decline in electricity prices that has resulted from the introduction of combined-cycle natural gas-fired plants in the SIC, minimize our exposure to significant changes in hydrological conditions and stabilize our level of cash flow. In addition, we plan to maintain our coal-fired thermoelectric plants, which have higher operating costs, for sales to the spot market in periods of low water conditions and/or high demand when the system marginal cost generally exceeds the node price.

        Regulated Sales in the SIC and the SING.    Our largest regulated customers in Chile are two distribution companies operating in the SIC, Chilectra S.A., or Chilectra, and Chilquinta Energía S.A., or Chilquinta. In 2003, Chilectra accounted for 42.4% of our total energy sales in Chile and 24.0% of our consolidated operating revenue. In 2003, Chilquinta accounted for 11.2% of our total energy sales in Chile and 9.5% of our consolidated operating revenue.

        During 2003, we supplied Chilectra with an estimated 526 MW of capacity and 3,729 GWh of energy. Pursuant to a contract entered into with Chilectra on January 31, 1996, we have agreed to supply Chilectra's demand until 2010. The average maximum amount of energy to be supplied each year during the 15-year term of the contract is approximately 3,500 GWh.

        During 2003, we supplied Chilquinta with an estimated 166 MW of capacity and 985 GWh of energy. We entered into our current capacity and energy contract with Chilquinta in January 1986. The contract was originally for a five-year term but was renewed in July 1990, May 1994 and in September 1998, for an additional term expiring on April 30, 2010. Under the terms of the contract, Chilquinta is required to pay for the capacity or energy that it actually uses.

        In addition to those contracts, during 2003, we supplied Río Maipo with an estimated 3 MW of capacity and 29 GWh of energy. We entered into our current contract with Río Maipo in January 1991; it expires in March 2006.

        During 2003, we supplied SAESA, SOCOEPA and CODINER, distribution companies in the SIC, with an aggregate of 28 MW of capacity and 148 GWh of energy. Although we have not entered into supply agreements with these companies, pursuant to Resolution No. 88, we and all other electricity generators in the SIC are required to provide power to distribution companies in the SIC if such companies are unable to freely contract for adequate power to meet their customers' needs. We supplied electricity to these distribution companies in 2003 pursuant to this requirement.

        Our equity-method investee, Guacolda, has a contract with Empresa Eléctrica de Coquimbo S.A., or EMEC, a distribution company in Chile's Fourth Region, which is located north of the Santiago Metropolitan Region. During 2003, Guacolda sold approximately 781 GWh to EMEC, representing approximately 34% of Guacolda's total sales. The Fourth Region is becoming an increasingly important source of electricity demand in the SIC resulting from growth in the Chilean tourism industry. This contract expires in October 2015.

        In 2003, none of our other electricity contracts with distribution companies exceeded estimated annual sales of 220 GWh each.

        Unregulated Sales in the SIC and the SING.    Prices of sales to unregulated customers (principally large industrial companies and other generation companies) are negotiated directly between the parties. We continue to focus on sales to different customers in order to stabilize revenues. Unregulated customers are generally stable customers that require large volumes of electricity with low seasonal variation in demand. The majority of our contracts with unregulated customers require them to only pay for the energy that they actually use.

        In the SIC, in August 1994, AES Gener signed a ten-year contract with Compañía Minera Disputada de Las Condes S.A., or Disputada, a copper mining company, which contract was transferred to our 90%-owned subsidiary Eléctrica Santiago in January 2003. This contract expires in 2005. In 2003, total energy sales to Disputada amounted to 261 GWh. AES Gener also sells electricity under a contract expiring in 2010 to Cemento Polpaico S.A., which consumed 168 GWh in 2003. Eléctrica Santiago also has contracts, with two large unregulated customers, Codelco-Chile, División Andina and Empresa Nacional de Minería-Ventanas that expire in 2005. During 2003, energy sales to Codelco-Chile, Andina and Empresa Nacional de Minería-Ventanas were 311 GWh each. Guacolda also has several contracts with unregulated customers, including a long-term contract expiring in 2012 with the mining company Candelaria, to which it supplied 620 GWh during 2003. In April 2004, Guacolda executed a new contract, for 16MW with Compañía Minera Maricunga, which expires in 2014. In 2003, our total unregulated sales, together with sales made by Guacolda, totaled 2,877 GWh.

        In the SING, we entered into supply contracts during 1996 with two mining companies, Compañía Minera Zaldívar S.A., or Zaldívar, and Compañía Minera Lomas Bayas S.A., or Lomas Bayas, for a total of 110 MW of capacity and a minimum term of 12 years. Energy under both contracts is being supplied by TermoAndes' Salta power plant. Total consumption under the two contracts totaled 726 GWh during 2003. In 1993 and 1994, Norgener entered into two supply contracts for up to 172 MW of capacity with Minera Escondida Limitada, or Escondida, which operates one of the largest copper mines in the world and is our largest customer in the SING. The first contract for 110 MW could not be terminated before 2007 and the second for 62 MW could not be terminated before 2008. In 2003, we supplied an estimated 1,287 GWh to Escondida, which represented 93.0% of Norgener's total energy sales and 14.6% of our total energy sales in Chile. On February 23, 2004, Norgener and Escondida entered into an agreement that consists of:

  •
  a decrease in price for both supply contracts effective July 2004 and an up-front cash payment to us of US$40 million,

  •
  the extension of the current contracts for an amount covering 172 MW until 2015, and

  •
  the execution of a new contract for 80 MW beginning 2004 and expiring in 2015.

        This agreement was approved by both our board of directors and Escondida's board of directors. Norgener also has two long term contracts with SQM Nitratos and SQM Salar, which expire in 2013 and 2017, respectively. Under the terms of these contracts, SQM Nitratos may purchase up to 10 MW of capacity and SQM Salar may purchase up to 18 MW. During 2003, Norgener supplied an estimated total of 97 GWh to these companies.

        Spot Sales to and Purchases from Other Generators.    In the SIC, we become a spot purchaser of electricity from other generation companies during relatively wet years that result in high hydro conditions and lower marginal costs. Our spot purchases of electricity decline in periods of low hydro conditions. As our contractual sales in the SIC have continued to increase as a result of higher production, our spot market purchases have decreased from 2,728 GWh to 2,544 GWh and 1,831 GWh in 2001, in 2002 and 2003, respectively.

        In the SING, our energy sales to the spot market have increased from 629 GWh in 2001 to 998 GWh and 1,089 GWh in 2002 and 2003, respectively, due to higher production from TermoAndes' combined-cycle plant. On the other hand, our subsidiary Norgener must purchase on the spot market on account of its own low production; however, the net purchases, on a consolidated basis, have been decreasing steadily from 736 GWh in 2001 to 390 GWh in 2002 and 221 GWh in 2003, primarily as a result of the increase of the TermoAndes production.

        Chile's Planned Electricity Generating Plant Expansion.    The Chilean National Energy Commission, or NEC, periodically prepares projections of electricity supply and demand in the SIC and the SING. In addition, the NEC prepares a ten-year indicative plan for the construction of new energy projects, both generation and transmission, designed to minimize the cost to supply the electricity required to meet projected demand in the SIC and the SING. The NEC receives information about plants and transmission facilities under construction from generation and transmission companies, which it includes in its indicative plan. The NEC cannot prevent a generation company from building a new plant that is not included in the indicative plan or from completing construction of a new plant ahead of schedule. If the aggregate capacity of all projects submitted to the NEC is insufficient to meet the NEC's projected electricity demand, the NEC will include the construction of plants that have not been proposed by any generation company in its plan.

        The following table shows the anticipated schedule for the construction of new generating plants in Chile for 2004-2013, based on the NEC's most recent ten-year indicative plan for the SIC, which was issued in April 2004. Given the current excess capacity in the SING, an indicative plan is not currently established. References to a particular sponsor mean "under construction" otherwise, "TBD" refers to plants that have been proposed by the NEC but have not been adopted by any generation company.

SIC Plant Expansion Schedule

Expected Commercial Operation	Facility	Sponsor	Type of Unit	Estimated Capacity (MW)
May 2004 *	Nehuenco II	Colbún	Combined-Cycle	130.7
July 2004	Ralco	Endesa	Dam Based	570.0
July 2005	Candelaria	Colbún	Natural Gas Open Cycle	250.0
April 2006	Coya-Pangal Refurbishment	Hydropower	Run-of-River	25.0
October 2007	Hydroelectric Plant (Region V)	HGV	Run-of-River	65.0
October 2007	Combined-Cycle 1 (Region VIII)	TBD	Combined-Cycle	385.1
January 2008	La Higuera Hydroelectric Plant	Pacific Hydro	Run-of-River	155.0
April 2008	Combined-Cycle 2 (Region VIII)	TBD	Combined-Cycle	385.1
April 2009	1° Stage Calabozo Geothermal Plant	TBD	Steam turbine	100.0
April 2009	Combined-Cycle 3 (Region VIII)	TBD	Combined-Cycle	381.0
January 2010	Confluencia Hydroelectric Plant	Pacific Hydro	Run-of-River	155.0
April 2010	Southern Chile-Argentina Interconnection	TBD	Transmission Line	250.0
April 2010	2° Stage Calabozo Geothermal Plant	TBD	Steam turbine	100.0
January 2011	Combined-Cycle 4 (Region VIII)	TBD	Combined-Cycle	381.0
April 2011	Neltume	Endesa	Dam Based	400.0
April 2011	3° Stage Calabozo Geothermal Plant	TBD	Steam turbine	100.0
January 2012	Central Chile-Argentina Interconnection	TBD	Transmission Line	400.0
January 2013	Combined-Cycle 5 (Region VIII)	TBD	Combined-Cycle	381.0
October 2013	Combined-Cycle 6 (Region VIII)	TBD	Combined-Cycle	381.0

Source: Chilean National Energy Commission, April 2004

*
This plant initiated operations as scheduled in May 2004.

        During 2003, several plants entered into operation in the SIC with a total nominal capacity of 266 MW, increasing the total nominal capacity available in the SIC by 4% when compared to 2002. As discussed above, we plan to increase our generation capacity in the SIC and are actively reviewing several near-term development projects.

Electricity Generation in Colombia

        Chivor's main facilities, in addition to the eight 125 MW generators, consist of a reservoir with a maximum useful water volume of 617 million cubic meters and storage capacity of 1,045.5 GWh, a primary dam and two additional diversion dams. The plant's availability averaged 93.4% during the 1997-2003 period. Forced non-availability, typically resulting from interruptions for unscheduled maintenance or repair, averaged 0.38% during the 1997-2003 period. The following table shows Chivor's energy sales during the last three years, broken down into contract sales, sales on the spot market and reconciliation sales:

Market	2001 GWh	%	2002 GWh	%	2003 GWh	%
Contract	2,110	45	2,491	39	2,544	44
Spot Market	1,828	39	3,678	58	3,049	52
Reconciliation	730	16	170	3	229	4
Total Chivor	4,668	100	6,339	100	5,822	100

Electricity Generation in Argentina

        Our electricity investments in Argentina consist of the TermoAndes generation plant in the province of Salta, and the InterAndes transmission line. The Argentine portion of the transmission line is owned by InterAndes, our wholly owned Argentine subsidiary, and the Chilean portion of the line is directly owned by AES Gener.

        The TermoAndes generation plant was built in two stages. The first stage includes two units, which have a total capacity of 417 MW, began commercial operations in open cycle in December 1999, and the second stage was completed when these units began to operate in combined-cycle, together with a third unit on April 13, 2000.

        While this project was originally designed to supply electricity to the SING, the construction of two unaffiliated natural gas pipelines that connect northern Argentina with northern Chile and their related new generation plants has led to an oversupply of electricity in the system. In addition, in 2000 and 2001, we invested US$15 million in additional infrastructure to permit the sale of excess energy into the Argentine system. In August 2002, Argentina's electric regulatory agency, ENRE, authorized TermoAndes to connect 203 MW (approximately 32% of its nominal capacity) to the national grid. However, no further investments were made during 2002 and 2003 and the interconnection was not completed because of the economic instability in Argentina.

        The CDEC-SING has the authority to set the maximum level of dispatch for each independent unit in the SING between 150 MW and 270 MW. While this limit for combined-cycle plants, such as the TermoAndes plant, had previously been set at 180 MW, it was increased in 2002 to 220 MW during peak hours, and in 2003 to 240 MW during peak hours. This measure is part of the "Short-Term Operational Reliability Plan" adopted by the CDEC-SING in order to minimize the risk of energy outages in the SING, which in the past have been affected by blackouts sanctioned by regulatory authorities.

        In January 1997, we entered into a power purchase agreement with TermoAndes, which was modified on June 26, 1998 and on July 28, 2004, pursuant to which we currently purchase 100% of TermoAndes' electrical capacity and energy and additionally, pay a fixed maintenance charge. Prior to the closing of the TermoAndes and InterAndes debt restructuring in April 2004, the power purchase agreement also provided for a minimum monthly payment in amounts sufficient to cover the payment of interest and amortization of the US$257 million notes issued by TermoAndes and InterAndes. The payment of the original TermoAndes' and InterAndes' notes had been supported by a security interest in all of TermoAndes' and InterAndes' assets and

TermoAndes had collaterally assigned its interest under the power purchase agreement to the collateral agent, Deutsche Bank A.G, New York, acting on behalf of the note purchasers. The assets of TermoAndes and InterAndes, as well as the power purchase agreement, remain part of the lenders' collateral package under the TermoAndes/InterAndes restructuring. However, in consideration for our contribution to the restructuring of their debt, TermoAndes and InterAndes agreed that in the future they would amend, modify or terminate the power purchase agreement at our direction and, as mentioned above, this agreement was amended on July 28, 2004. We have entered into long term supply contracts with two mining companies in the SING, Zaldívar and Lomas Bayas, for a total of 110 MW of the capacity that is being supplied by TermoAndes. During 2003, we supplied these customers with a total of approximately 726 GWh.

Electricity Generation in the Dominican Republic

        On May 13, 1999, a consortium composed of us and an affiliate of Coastal Corporation of the United States was the successful bidder for a 50% interest in Itabo, a company formed as part of the Dominican Republic's program to privatize its electricity sector. Currently, the ownership of Itabo is comprised of us with 25.01%, Coastal Itabo Ltd., a subsidiary of El Paso Energy International, with 24.99%, the government of the Dominican Republic with 49.98% and employees of the former state-owned company owning the remaining 0.02%. We have the right to designate the president and a majority of the directors of the holding company formed to own the consortium's investment in Itabo. For certain significant actions, the approval of both members of the consortium is required.

        As part of our efforts to focus on our core business in Chile, discussions were held with interested parties for the sale of this asset during 2003; however, no agreements were reached.

        Itabo owns seven thermoelectric generation units that are in commercial operation located near Santo Domingo, with approximately 432.5 MW of nominal capacity. The other six units that Itabo owns have been decommissioned based on their low level of efficiency.

        Itabo holds contracts for 200 MW of capacity with Empresa Distribuidora del Sur and Empresa Distribuidora del Norte, which the government acquired in 2003 from Unión Fenosa. Additionally, Itabo has 100 MW of capacity contracted with Empresa Distribuidora del Este, a subsidiary of The AES Corporation. In October 2001, Itabo and these three distribution companies extended the terms of their original agreements from five to 15 years. The agreements will now expire in July 2016. Additionally, in November 2001, Itabo entered into an agreement with an industrial client to supply 2 MW of capacity for three years, which will expire in October 2004.

        During 2003, Itabo supplied the Dominican Republic with 1,435 GWh, representing 15% of the Dominican Republic system's total production. Itabo's generation increased by 18% from 2002 to 2003, due to the fact that the Itabo I and II steam units resumed operation after the completion of their rehabilitation. The rehabilitation permitted the units to increase their available capacity from 80 MW to 128 MW, and from 100 MW to 132 MW, respectively, and additionally provided them with dual fuel capability, or the ability to burn either coal or fuel oil. The benefits of the rehabilitation include an increase in available capacity, higher levels of efficiency and a reduction in production costs, allowing them to be dispatched as base load plants. Available capacity increased from 285 MW to approximately 432 MW when Itabo I and II were returned to service.

        Itabo's construction of a fuel unloading port during 2003 was delayed due to technical revisions. We expect the port facility to have the capacity to unload 1,600 metric tons of coal per hour, allowing for the entry of high-capacity Panamax ships. It is also expected to lead to a reduction in fuel transportation costs and frequency by significantly reducing the unloading time for each vessel. We expect the port to create new business opportunities through the potential provision of services to third parties.

Non-Electricity Businesses

  Imports and Sales of Coal and Our Use of Fuels

        As the largest Chilean thermoelectric generation company, we require large quantities of coal for our plants. In addition, during 2003 we were the second largest coal importer in Chile, which enables us to negotiate attractive prices and directly arrange coal transportation and delivery. We have taken advantage of our position in the Chilean coal market, selling coal to third parties and to our 50% equity-method investee, Guacolda. We estimate that in 2003 our market share in the bituminous coal market for the industrial sector in Chile was approximately 45%.

        In 2003, we bought 639,000 metric tons of coal directly from foreign suppliers in Indonesia (28%), Canada (50%), Australia (7%) and New Zealand (15%). These suppliers provide us with coal of proven and consistent quality. In comparison with 2002, coal purchases decreased by 19.7%, due to our use of stockpiled coal during 2003. The following table provides information regarding our coal sales and consumption in 2003:

	Thousands of metric tons	Millions of Ch$
AES Gener and subsidiaries consumption	167	5,405
Sales to equity-method investees	271	6,298
Shipment ceded	242	9,785

Total	680	21,488

        Our industrial customers are located across Chile, and they are important participants in the cement, food and fishing sectors. Our main customers are Polpaico (cement company), CCSA (coal distributor), Soprocal and Inacesa (lime companies) and Nestlé (food company).

        As one of the principal thermoelectric generators in Chile, we require large volumes of fossil fuels for our business activities. We were able to sell coal to Guacolda after being selected in an international coal supply bidding process held by such company. In 2003, in the SING, our subsidiary Norgener consumed 31,091 metric tons of coal.

        In addition to coal, we use petroleum-based fuels such as natural gas, diesel and fuel oil for our thermoelectric operations. Eléctrica Santiago's Nueva Renca combined-cycle facility in Chile utilizes natural gas imported from Argentina. In 2003, this plant consumed approximately 496 million cubic meters of natural gas. In addition, our subsidiary TermoAndes, through its combined-cycle facility in Argentina, consumed approximately 392 million cubic meters of natural gas in 2003. Our subsidiary Energía Verde uses forestry waste as fuel, which is supplied by neighboring paper pulp and sawmill companies under long-term agreements. During 2003, Energía Verde generated approximately 75 GWh, in addition to the approximately 1.0 million metric tons of steam supplied by its four facilities, to several sawmills and pulp and paper companies in the south-central region of Chile.

  Coal Mining

        We own one coal mine concession in Colombia, Compañía de Carbones del Cesar Limitada, which was incorporated as our 100% owned subsidiary in September 1997. This company was formed to mine a coal deposit at La Loma, Department of El Cesar, in northeastern Colombia. Although we have not entered into any agreement, we intend to sell this coal mine in Columbia and expect the sale to be completed by the end of 2004.

  Oil

        In December 1998, we acquired six oil and gas exploratory concessions in Argentina and Chile from Cordex Petroleums Inc. In Argentina, OilGener Argentina Ltd. operates one concession in the Austral Basin and holds two exploratory areas in the Neuquén Basin. In southern Chile, the Fell Block area, which was 55% controlled by us, was operated through a joint operation agreement between us and the state-owned oil company ENAP. In November 2002, we sold the assets of OilGener Inc. (USA) and the Fell Block, along with OilGener Argentina Ltd., for US$500,000 to Energy Holdings LLC, for which we recorded a loss of Ch$8,409 million in 2001, equal to the book value of OilGener, and an additional loss of Ch$4,664 million in 2002, for contributions made to assets in the Fell Block area, according to the joint venture agreement with ENAP.

  Natural Gas Transportation and Distribution

        We own 13% of each of GasAndes Argentina and GasAndes Chile, which, together in August 1997, began to operate a pipeline that connects the Argentine national gas system in the Province of Mendoza, Argentina with the Santiago Metropolitan Region in Chile. The pipeline is 463 km long and has a current capacity of approximately ten million cubic meters per day. In 2003, we held discussions to sell our interest in GasAndes Chile and GasAndes Argentina; however, no agreements were reached.

Discontinued Operations

  Explotaciones Sanitarias S.A. and Ecogener S.A.

        Explotaciones Sanitarias S.A. holds a concession for the treatment and distribution of drinking water and sewage collection and treatment in Quilicura, an industrial zone located in the Santiago Metropolitan Region. Ecogener S.A. was formed primarily to provide liquid industrial waste removal services in the industrial area of Quilicura. We sold our 51% interest in both of these companies in November 2002 for 220,000 UF to Inversiones Residuos y Tratamientos S.A., and we registered a loss of Ch$1,466 million on this sale. Prior to the sale, under U.S. GAAP an impairment loss amounting to Ch$1,592 million was recorded as of December 31, 2001.

  General Electric Joint Venture (SIGEN S.A.)

        In October 1998, we formed a joint venture with an affiliate of General Electric International Benelux B.V., or GE, to operate and service thermoelectric power plants throughout Latin America. In January 2002, we sold our 40% interest to GE, which transaction did not have a significant impact on our results for the year ended December 31, 2002.

Legal Proceedings

        As of July 27, 2004, we were involved in certain legal proceedings that are customary to the normal conduct of our business. The most important proceedings are summarized as follows:

  •
  On April 14, 2004, the Ministry of Economy, Development and Reconstruction, or the Ministry, issued Ministerial Resolution No 17, or MR-17, in response to a motion for reconsideration filed by Endesa in November 2001 of a previous Ministerial Resolution No 119, or MR-119, which established a method for calculating the firm capacity transfers and corresponding payments for all of the power plants in the SIC from the year 2000. Overall, MR-17 accepted Endesa's request to modify the firm capacity calculation methodology for hydroelectric plants with dam reservoirs, assuming that these plants can generate all of the energy from the reservoir during the five hours with the highest daily demand throughout the annual peak period from May to September. As a result, the new methodology will assume that hydroelectric plants with dam reservoirs have higher firm capacity than that resulting from the application of the previous methodology, thereby reducing the participation of other plants in the firm capacity of the entire system. On April 22, 2004, we presented a motion for reconsideration of MR-17, requesting that the Ministry reinstate the previous firm capacity calculation methodology defined in MR-119 and we obtained a stay of MR-17. Under MR-17, the CDEC-SIC is required to calculate the revised firm capacity allotments for each plant and apply it retroactively for the 2000, 2001, 2002 and 2003 firm capacity periods. On June 15, 2004, through Ministerial Resolution No. 35, the Ministry partially rejected our motion for reconsideration, ordering the CDEC-SIC to apply the firm capacity calculation methodology of MR-17, but redefining the hours of highest demand. On July 21, 2004, we and the other CDEC-SIC members presented responses to MR-17 and on July 27, 2004, the board of directors of the CDEC-SIC determined that the issue would be resolved by the "Experts Panel" as defined by the Chilean Electricity Law, or the Electricity Law. We believe it is unlikely that MR-17 will finally be upheld, however, in the worst case scenario, we estimate that we would have to make a total firm capacity payment of Ch$8,740 million (US$13.7 million) for the period from April 2000 to March 2004.

  •
  The Public Emergency Law and supplementary regulations issued by the Argentine government in early 2002 converted into pesos, or pesified, all obligations and private contracts by Argentine persons entered into in U.S. dollars as of January 6, 2002, at the exchange rate of Arg$1.00 per U.S. dollar. They also established that such obligations and contracts are to be adjusted by the CER, published by the Argentine Central Bank. TermoAndes has made payments to gas suppliers and transportation service providers without adjustments by the CER, which has not been invoiced by the gas suppliers. During 2002, TermoAndes' gas and transportation service providers requested the re-dollarization of TermoAndes' gas supply and gas transport contracts by the regulatory authorities, alleging that the Public Emergency Law does not apply to gas export contracts or gas transportation for gas exports or exports of gas-fueled electricity. TermoAndes responded to these requests by explaining that it is an Argentine generation company and that all gas purchased by the company is consumed in Argentina and such gas is not intended for export. On August 20, 2003, ENARGAS, the regulator of the Argentine gas industry, issued a preliminary injunction in favor of TermoAndes ordering its natural gas transportation service provider, TGN, to supply the requested service and to invoice TermoAndes for such service in Argentine pesos. The injunction was appealed by TGN, but no further ruling has been issued by ENARGAS. On January 30, 2004, the consortium of gas suppliers composed of Tecpetrol S.A., Mobil Argentina S.A. and Compañía General de Combustibles S.A. ("the consortium") presented a demand for arbitration at the ICC requesting the re-dollarization of the gas price. TermoAndes filed a response, including a countersuit on March 10, 2004. The parties have each appointed one arbitrator, and the third is yet to be selected by the two appointees. As soon as the third arbitrator (who should be designated chairman) is appointed, the case should be submitted to the arbitration tribunal for determination of the terms of reference.

  •
  On March 11, 2004, we commenced arbitration proceedings against Coastal Itabo Ltd, or Coastal, our joint venture partner in our Dominican Republic investment, Itabo. In August 2003, Coastal alleged that we violated certain electricity laws and regulations of the Dominican Republic and obtained a resolution from the Superintendence of Electricity, which alleged that we violated limits on total ownership of electric generation capacity and proposed that we divest of some of our Dominican Republic assets. In October 2003, Coastal sent us a notice of defaults and disputes claiming that we materially breached our shareholders' agreement and reiterated its claims that we had violated electricity laws and regulations, all of which we fully and formally denied. Pursuant to the terms of our shareholders' agreement, we initiated an arbitration claim before the ICC in March 2004. Coastal responded with a counterclaim and we filed our response to their counterclaim on June 15, 2004. We believe that Coastal has no legitimate basis for its contract claims and no legal basis for its electricity law claims as the resolution and a subsequently issued "Formulation of Charges" of the Superintendence of Electricity were rejected by a Dominican court. If Coastal is successful in its claims, we would be required to sell to Coastal our interest in Itabo at 75% of its current independently determined value.

  •
  On July 13, 2004, AES Gener and Eléctrica de Santiago presented a demand for arbitration at the ICC against the Sierra Chata Consortium of gas suppliers composed of Petrolera Santa Fe S.A., Mobil Exploration & Development Argentina Inc., Atalaya Energy SRL, Canadian Hunter Argentina SRL and Total Austral S.A. for breach of contract. AES Gener and Eléctrica Santiago are demanding that the members of the Sierra Chata Consortium be required to comply with the obligations contained in the natural gas purchase and sale agreement between AES Gener and its affiliates and the Sierra Chata Consortium, dated October 23, 1996 and the related amendments dated December 7, 1999. AES Gener and Eléctrica Santiago are requesting that the arbitration tribunal, which will be constituted under ICC rules, order the Sierra Chata Consortium to deliver 1,740 million cubic meters per day of natural gas as required under the agreement. The producers have alleged force majeure. In addition, AES Gener and Eléctrica Santiago are demanding that the Sierra Chata Consortium be required to comply with the deliver or pay clause in the sales agreement which states that the consortium must supply replacement gas to AES Gener if the consortium fails to satisfy its contractual obligation to deliver the daily contracted amount. We are seeking compensation of the direct damages as a consequence of the breaches described above. As of the date of the ICC filing, we estimated that the contractual damages totaled US$7,313,722. We are also seeking compensation for future damages as provided under Argentine law. The ICC has not issued a resolution and is currently in the process of providing notice of the claim to the counterparty.

  •
  On March 29, 2003, the Ministry issued Ministerial Resolution No 106, or MR-106, in response to a dispute among the members of the CDEC-SING, with regard to the method for calculating the firm capacity transfers and corresponding payments for all of the power plants in the SING from 2000. This resolution ruled favorably on a request from Gasatacama Generación Limitada to reverse with retroactive effect the previous firm capacity methodology approved by the Ministry and applied by the CDEC-SING. On April 6, 2004, Norgener submitted a motion to declare MR-106 void because it contravenes applicable laws and obtained a stay of MR-106. On June 26, 2004, through Ministerial Resolution No. 39, or MR-39, this motion was rejected by the Ministry. On July 22, 2004, we made a firm capacity payment of approximately Ch$2,014 million (US$3.2 million) in accordance with the application of MR-106 for the period from January 2000 to May 2004. Additionally, on July 28, 2004, Norgener presented an appeal claiming that MR-106 and MR-39 are illegal before the Contraloría de la Republica, a government administrative authority.

  •
  In December 2002, the CSEC formulated charges against all members of the Economic Load Dispatch Center for the SIC, or the CDEC-SIC, related to a system blackout that occurred in September 2002. On January 24, 2003, we, Eléctrica Santiago and Guacolda submitted responses to the charges. On August 20, 2003, in addition to applying fines to those companies found to have direct responsibility for the blackout, the CSEC also fined all members of the CDEC-SIC for alleged lack of coordination among CDEC members. We were fined 1,500 Annual Tax Units, or approximately US$841,245, as of June 30, 2004, and our subsidiary Eléctrica Santiago and our equity-method investee Guacolda were both fined 1,000 Annual Tax Units, or approximately US$560,830, as of June 30, 2004. We, Eléctrica Santiago and Guacolda all filed appeals before the CSEC and these appeals were rejected. On June 26, 2004, we and Eléctrica Santiago and on July 2, 2004, Guacolda filed an appeal before the Santiago Court of Appeals, depositing in favor of the court 25% of the fine applied by the CSEC, as required. We, Eléctrica Santiago and Guacolda together accrued a provision for this contingency in the amount of Ch$312 million (approximately US$490,000). Additionally, on February 21, 2003, the CSEC formulated charges against all members of the CDEC-SIC related to a system blackout that occurred on January 13, 2003. We, Eléctrica Santiago and Guacolda submitted responses to the charges. On April 4, 2004, the CSEC fined all members of the CDEC-SIC for alleged lack of coordination. We, Eléctrica Santiago and Guacolda were fined 560 Annual Tax Units, or approximately US$314,000, each. We, Eléctrica Santiago and Guacolda all filed appeals before the CSEC but no ruling has been issued. On April 14, 2004, the CSEC formulated charges against all members of the CDEC-SIC, related to a system blackout that occurred in November 7, 2003. The company, Eléctrica Santiago and Guacolda submitted their responses on May 3, 2004. The CSEC has not issued fines related to the November 2003 blackout to date.

  •
  In late July 2004, the Corporación Dominicana de Empresas Eléctricas Estatales, or CDEEE, which is the government entity that currently owns 50% of Itabo, filed a lawsuit in the Dominican Republic against Itabo, which also named as a defendant the president of Itabo. In the Itabo action, CDEEE requests a rendering of accountability for the accounts of Itabo with regard to all transactions between Itabo and related parties. CDEEE also requests that the court order Itabo to deliver its accounting books and records for the period from September 1999 to July 1, 2004 to CDEEE, and that an independent expert audit the accounting records and present a report to CDEEE and the court. Itabo is evaluating the lawsuit.

  •
  On May 24, 2002, we were served with a lawsuit by Bankers Trust International Corporation (Delaware) Inc., or Bankers Trust. The lawsuit was originally filed by the trustee in the bankruptcy of Cordex Petroleums Inc., a company organized under the laws of Canada, and the right to pursue the lawsuit was later allegedly assigned to Bankers Trust. The total amount sought in the lawsuit is US$8.7 million plus interest and legal fees. The lawsuit is based on our alleged collusion with the other defendant, Mr. Ralph Wilkerson, to breach contracts, incitement to breach contracts, fraud and incitement to infringe fiduciary duties owed to Cordex Petroleums, Inc. The lawsuit was filed in the Alberta Court of Queen's Bench, Judicial District of Calgary, Canada. On July 19, 2002, we submitted a motion claiming lack of jurisdiction of the Canadian Courts of Law. A hearing was originally set for February 6, 2003, but was suspended due to the plaintiff's delay in the presentation of an affidavit supporting its claim. In March 2003, the judge decided to accept the plaintiff's affidavit, but only with respect to the amended and not the original claim. On April 14, 2003, Bankers Trust filed an appeal of this decision to the Alberta Court of Appeals and on March 14, 2004, the Court of Appeals ruled in favor of Bankers Trust, holding that the use of the supplemental affidavit filed by Bankers Trust should be decided by the judge that ultimately hears our motion. A new date for the hearing of our motion has not yet been scheduled. We believe that the jurisdiction motion should be resolved in our favor.

  •
  In December 1999, we filed an arbitration procedure for Ch$5,445 million against Hidroeléctrica Guardia Vieja S.A. and Hidroeléctrica Aconcagua S.A., or HGV-HASA, for their default in performance under an energy and capacity sales contract. As of December 31, 2003, the corresponding amount, including interest and readjustments, was Ch$8,728 million. The arbitrator accepted our legal claims but did not determine the amount and the defendants were ordered to perform under the contract. On December 14, 2001, the arbitrator issued a decision that was consistent with our filing and ordered the modification of the "Sales Agreement of Electric Power and Capacity and Others" between AES Gener and HGV-HASA, dated November 2, 1993. This decision, based on the amendments made to the agreement, ordered the retroactive payment of invoices exchanged between the parties from April 1998 through the date of definitive compliance with the decision, all in accordance with the rules established therein. The defendants filed an extraordinary claim and a nullity recourse appeal due to formal defects before the Santiago Appeals Court. The nullity recourse appeal is still pending. Based on the lower court's acceptance of our lawsuit in 2001, we recorded a portion of the gain contingency as income of Ch$2,940 million. We believe that the pending nullity recourse appeal will likely be rejected.

  •
  Norgener and its customer, Minera Escondida Limitada, or Escondida, settled an arbitration proceeding related to a dispute regarding the interpretation and performance of the terms of two power supply agreements entered into between Norgener and Escondida on June 30, 1993 and November 20, 1994, respectively. The designated arbitrator established a settlement period, during which, on February 23, 2004, Norgener, AES Gener and Escondida entered into several agreements that include a decrease in price for both power supply contracts currently in place effective July 2004 and an upfront compensation payment by Escondida to us of US$40 million, which we received on July 1, 2004, the amendment and extension of the two modified contracts for a total amount covering 172 MW until 2015, and the execution of a new contract beginning in 2004 and expiring in 2015, which contract initially provides for 10 MW power supply and increases to 80 MW in 2010.

REGULATION OF ELECTRICITY GENERATION IN CHILE, COLOMBIA, ARGENTINA
AND THE DOMINICAN REPUBLIC

Chile

        The electricity sector in Chile is regulated by the Electricity Law, which was originally enacted in 1982. Under the Electricity Law, the generation, transmission and distribution of electricity is supervised with respect to price setting by the NEC and the Chilean Ministry of Economy and Energy acting through the NEC and by the CSEC with respect to operational and technical issues. The Chilean Ministry of Economy and Energy regulates the granting of concessions to generation companies for hydroelectric facilities and to distribution companies for distribution networks. Concessions are not required for thermoelectric power plants. The NEC, through the application of certain tariff formulas set forth in the Electricity Law, calculates regulated prices for electricity sales to certain end users. The operation of electricity generation companies in each of the two major interconnected electricity systems in Chile, the SIC and the SING, is coordinated by independent dispatch centers, known as CDECs, in each of the two systems. The SIC and the SING are intended to be near-perfect markets for the operation of electricity producers in which the lowest cost producer is used to satisfy demand before the next lowest cost producer is dispatched. As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible cost of production available, constrained to maintain the safety and reliability of the service in the electrical system.

        The purpose of the Electricity Law is to provide a simplified regulatory scheme and tariff-setting process that limits the discretionary role of the government through the establishment of criteria for setting prices in a manner that results in an economically efficient allocation of resources to and within the electricity sector. The principal tool for assuring economic efficiency is a pricing system based on marginal costs.

        The electricity industry in Chile is divided into three sectors:

  •
  the generation sector consists of companies that generate electricity from thermoelectric and hydroelectric production sources;

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  the transmission sector consists of companies that transmit electricity at high voltage; and

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  the distribution sector consists of distribution companies that purchase electricity from generation companies for distribution at lower voltages to be sold to customers.

        The following discussion of the Electricity Law and the tariff-setting process focuses principally on the generation-transmission sector and is not a complete description. Although the regulatory scheme governing the electricity sector has remained relatively unchanged since its adoption in 1982, it is subject to legislative review and amendment from time to time. In May 1999, the Chilean Congress passed a law amending both the Electricity Law and the law that created the CSEC, and in March 13, 2004, a new law known as the Ley Corta, or the Short Law, became effective. For more information relating to the changes in the Chilean Electricity Law, see "Changes in the Chilean Electricity Regulation" and "Changes in the Chilean Electricity Law".

        The regulatory framework of the Chilean electricity industry is different from the framework in most areas of the United States in a number of aspects. Specifically, large-scale generation and distribution of electricity in the United States is generally conducted by utility companies as integrated businesses, while in Chile the generation, transmission and distribution of electricity is conducted by separate entities. In addition, in the United States generators and distributors of electricity operate in concession areas that are often granted on an exclusive basis, while in

Chile generation companies are free to sell electricity through the relevant system to any distribution company, to unregulated customers and to other generation companies.

        In Chile, the regulation of production schedules for electricity generation facilities is based on the marginal cost of production, which is the cost of the most expensive unit required by the system at the time. In order to meet demand for electricity at any point in time, the lowest marginal cost generating plant in an interconnected system is used before the next lowest marginal cost plant is dispatched. As a result, at any specific level of demand, the appropriate supply will be provided at the lowest possible marginal cost of production available in the system, considering transmission and reliability constraints. Generation companies are free to enter into sales contracts with distribution companies and other customers for the sale of capacity and energy. However, the electricity necessary to fulfill these contracts is provided by the contracting generation company only if the generation company's marginal cost of production is low enough for its generating capacity to be dispatched to meet demand. Otherwise, the generation company will purchase electricity from other generation companies at the marginal cost of production in the system.

        During periods when production cannot meet system demands, regardless of whether the government has enacted a rationing decree, the price of energy exchanges between generation companies is valued at the "shortage cost" determined by the NEC, by considering the cost to consumers for not having energy available. This "shortage cost" is significantly higher than market price at normal conditions. Although this law was promulgated in 1990, it was not applied until November 1998, when generators in the SIC were unable to agree on the implementation of the shortage cost during the supply deficit and associated mandated rationing periods.

        Also, in accordance with the law, the prices paid to generation companies by distribution companies for capacity and energy to be resold to their retail customers are based on the marginal cost of capacity or energy. In order to ensure price stability, however, the regulatory authorities in Chile establish prices, known as "node prices", every six months to be paid by distribution companies for the energy and capacity requirements of regulated consumers. Node prices for energy are calculated on the basis of projections of the expected marginal costs within the system over the next 24-48 months in the SING and the SIC. The formula takes into account, among other things, assumptions regarding available supply and demand in the future. Node prices for capacity are based on the marginal investment required to meet peak demand, based on the cost of a diesel-fired turbine. Prices for capacity and energy over 0.5 MW sold to large customers and for other generation companies purchasing on a contractual basis are unregulated. If average prices for capacity and energy sold to unregulated customers differ from node prices by more than 5%, node prices are adjusted upward or downward, as the case may be, so that the difference between such prices equals 5%. In contrast, the spot price paid by one generation company to another for energy is referred to as the "system marginal cost", which is based on the actual marginal cost of the highest cost generator producing electricity in the system during the relevant period, as determined on an hourly basis.

        Since the system marginal cost for energy is set weekly (but may in certain circumstances be changed on a daily basis) based on variables that can change instantaneously, and the node price for energy is set every six months based on projections of these variables, the system marginal cost for energy tends to be more volatile than the node price for energy of that system. In periods of low water conditions that require greater generation of energy by more costly thermoelectric plants, the system marginal cost typically exceeds the node price. In periods of high water conditions when lower cost hydroelectric facilities can meet the majority of the demand, the system marginal cost is typically below the node price and may in fact decline to zero during some hours.

  Summary of National Energy Policy

        The organization and operation of the electricity sector in Chile is intended to support the overall energy policy of the country, which seeks to achieve the greatest practical benefit by establishing conditions for economically efficient investment and operation and which relies principally on the private sector.

        The basic strategy of Chile's energy policy, as applied to the electricity sector, is to:

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  develop energy sources at the lowest aggregate cost, taking into account both investment and operating cost, as well as supply constraints and environmental impact;

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  achieve an adequate and reliable electrical power supply, balancing the costs of a constrained supply against the capital and operating costs of creating new capacity;

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  assure an efficient and economic mix of energy sources (thermoelectric and hydroelectric) within the electricity sector; and

  •
  maintain a stable and predictable regulatory scheme that will provide the necessary incentives for the development of privately owned generation and distribution companies in a competitive environment.

        Under the policy, the role of the state in the electricity sector is principally threefold:

  •
  to oversee development by planning and coordinating private sector initiatives and granting of concessions and permits;

  •
  to supervise the operation of the tariff-setting system established by the Electricity Law; and

  •
  to promote or develop projects deemed to be of national importance that do not attract sufficient private sector investment.

  Changes in Chilean Electricity Regulation

        An administrative regulation under the Electricity Law was officially promulgated by the Chilean Ministry of Mining and published in the Official Gazette on September 10, 1998, or the Supreme Decree No. 327. The regulation makes certain technical changes to the existing regulations and related statutes. The primary purpose of these changes is to clarify existing procedures and resolve differing interpretations of the regulations. The changes include the establishment of an independent CDEC in all interconnected systems, in order to more effectively separate electricity transmission from electricity generation, make revisions to the toll system for transmission lines and establish new standards for quality of service.

        On May 20, 1999, the Chilean Congress passed a law amending both the Electricity Law and the law that created the CSEC, which was approved by the executive branch in June 1999.

        The amended Electricity Law requires that, during rationing periods dictated by decree from the Chilean Ministry of Economy, any system shortage or deficit is to be distributed proportionally among generation companies, regardless of each company's actual generation levels and contractual commitments. The amendments also require generation companies with supply deficits to pay generators with supply surpluses for energy transfers valued at the system marginal cost that is equal to the unserved cost of energy during shortages. Generation companies, in turn, must compensate their regulated customers for energy deficits in an amount equal to the difference between the unserved energy cost and the effective node price of energy. Finally, distribution companies are required to pass on all compensation received to their regulated customers. The amended Electricity Law provides that a generator cannot fail to meet its payment obligations by claiming that a drought situation is a force majeure event. In addition, the amendments to the law creating the CSEC expand the powers granted to this regulatory agency, most notably in connection with the authority to impose fines for certain infractions of the law and the compensation of consumers for energy supply failures.

        On October 9, 2003, the Chilean Ministry of Economy and Energy issued an amendment to Supreme Decree 327 that specifies the administrative norms that will prevail in case of electrical rationing, dictates complementary norms for the calculation of transmission tolls and standardizes the procedures for determining the node price. The primary impact of the new regulation is the following:

  •
  in the event of a failure during a drought situation or a failure of a thermoelectric plant, the compensatory payment will be made according to non-supplied energy;

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  the entire transmission system will receive payments from users according to a new model; and

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  the introduction of a more detailed methodology for the calculation of the node price, which will provide greater certainty to the market regarding the process for setting the node price.

        The Short Law effectively replaces Supreme Decree 327 with regard to transmission issues. The Short Law, which was passed by the Chilean Congress in January 2004 and enacted on March 13, 2004 by the Ministry of Economy and Energy establishes amendments to the existing Electricity Law, principally in relation to tolls charged for the use of high voltage transmission systems. This new law defines a transmission network in which tolls are to be defined in accordance with the utilization by actual users, electric generators and customers. Within the network's trunk line, an area of common influence is defined that is to be paid 80% by electric generators, based on their injections into the system, and 20% by customers, based on their withdrawals from the system. The remaining portion of the network's trunk line is to be paid for by generators and customers, in accordance with the energy flows from each transmission line. With respect to transmission system investments, new installations are differentiated from existing installations as the tolls for new installations are to be determined through competitive bid processes, while the tolls for existing installations will be defined through decrees issued by the Ministry every four years. The Short Law became effective on March 13, 2004; however, until the first trunk line transmission decree is issued for the system's existing installations, the respective CDECs are to determine the tolls to be applied in accordance with the previous regulations. The CDECs' calculations are deemed interim, subject to future reconciliation payments after the issuance of the first ministerial decree.

        In addition to the amendments to modify the procedures used to determine transmission tolls, the Short Law contains other important modifications, including a reduction in the minimum demand requirement for a customer to qualify as an unregulated customer and a reduction of the range outside of which the node price must fall in order to be subject to readjustment. The Short Law reduced the minimum demand requirement from the previous level of 2.0 MW to 0.5 MW. Such modification provides generation companies with a larger unregulated customer base and allows them to sell electricity to those customers directly, rather than to regulated distributors that resell the energy to those customers. The previous law required that the difference between regulated node prices and the actual prices charged to unregulated customers, on average, not exceed 10%. If the prices determined by the Chilean regulatory agency did not meet this requirement, the node prices were adjusted upward or downward to fall within a range of 10%. The Short Law reduced the range to 5%, effectively moving the regulated price closer to unregulated market prices. We believe the modifications contained in the Short Law maintain or improve our position with regard to both our current status and our projected development, particularly with respect to issues related to transmission tolls.

  Electricity Sales by Generation Companies

        Under the Electricity Law, generation companies may sell capacity and energy:

  •
  to distribution companies;

  •
  directly to certain unregulated customers; and

  •
  to other generation companies.

        Sales may be made pursuant to short or long-term contracts or on a spot basis. Generation companies are free to determine whether and with whom to contract, the duration of contracts, and the amount of electricity to be sold.

  Sales to Distribution Companies

        Most sales of electricity to distribution companies are regulated. Under the Electricity Law, as amended by the Short Law described above, and relevant regulations, all sales of electricity to distribution companies for resale to regulated customers, principally those customers who require 0.5 MW of nominal capacity or less, must be made at the node prices then in effect. Node prices for capacity are based on the annual cost of installing a new diesel fuel gas turbine generation facility. Node prices for energy are calculated on the basis of projected short-term marginal cost of satisfying the demand for energy at a given point in the relevant interconnected system over the next 48 months in the SIC and the next 24 months in the SING on an expected value basis. In order to determine the cost of energy, a tariff formula is used which takes into account projections of the principal variables in the cost of energy at each sub-station in the system over the relevant time period, including:

  •
  projections of growth in demand;

  •
  reservoir levels, which are important in determining the availability and price of hydroelectric energy;

  •
  fuel costs for thermoelectric generating facilities;

  •
  changes in foreign currency prices relevant to raw materials;

  •
  planned maintenance schedules or other factors that would affect the availability of existing generating capacity;

  •
  scheduled new additions to generating capacity and the transmission system; and

  •
  historic hydrological conditions for the last 40 years.

        These marginal cost projections assume efficiency in operations and future investment.

        The Electricity Law, as amended by the Short Law, requires that the difference between node prices and the actual prices charged to unregulated customers in the prior six-month period not, on average, exceed 5%.

        Node prices for capacity and energy are established every six months, in April and October, by a decree issued by the Chilean Ministry of Economy and Energy. Node prices thus established become effective in May and November. The Chilean Ministry of Economy and Energy acts on recommendations submitted by the NEC, which, prior to finalizing its recommendation, receives comments from generation companies and the relevant CDEC. Node prices are expressed as formulas, with industry-specific indexation that allows the node prices to be adjusted during the six-month period if changes in some of the underlying assumptions used to project the node prices then in effect would result in a change of more than 5% in the node price calculation.

        As with any regulated company, we cannot assure you that the laws or regulations in Chile will not change, or be interpreted, in a manner that could adversely affect our equity-method investees or us. For instance, in May 2001 the Chilean government issued Ministerial Resolution No. 88, under which electricity generators, such as we, are required to provide power to distribution companies in the SIC if such companies are unable to freely contract for adequate power to meet their customers' needs. This resolution effectively requires us to supply more energy to distribution companies than we have otherwise freely contracted for, thereby increasing our exposure to the spot market.

  Contractual Sales to Unregulated Customers

        Contractual sales of capacity or energy to other generation companies and other customers with more than 0.5 MW of capacity demand, whether directly by a generation company or through a distribution company, are not regulated. These customers are free to negotiate prices and may purchase the capacity or energy directly from generation companies or from distribution companies pursuant to short or long-term contracts.

        Sales of electricity by generation companies directly to large customers are facilitated by provisions of the Electricity Law, which enable any generation company to use the transmission lines of other generation companies, transmission companies and distribution companies upon payment of a toll charge. The toll is fixed according to a formula that reimburses the owner of the transmission lines for a portion of its investment and operating cost for the transmission lines used. As a result of these toll arrangements, a generation company can supply electricity directly to large customers that are located at a considerable distance from its own facilities, thus fostering enhanced competition in the sale of electricity to large customers.

  Sales to Other Generation Companies in the Spot Market

        Spot sales of capacity and energy between generation companies are also regulated by the Electricity Law. These sales are made at the "system marginal cost" of the interconnected system in which the companies are located. System marginal costs are set twice a year in the case of sales of capacity, and each week, with daily review, on an hourly basis in the case of sales of energy. In each case, system marginal costs are set by the relevant dispatch authority, or CDEC. The system marginal cost for capacity is based on the cost of installing a new diesel fuel gas turbine generation facility. The system marginal cost for energy is based on such factors as demand projections, reservoir levels, fuel costs for thermoelectric-generating facilities, maintenance schedules and other factors that would affect the availability of existing capacity during the week.

        The following graph sets forth the relationship between the node price and the system marginal cost for energy in the SIC from 1990 through the first quarter of 2004:

Node Price and System Marginal Cost in the SIC
(in US$/MWh)

        The following graph sets forth the relationship between the node price and the system marginal cost for energy in the SING from 1990 through the first quarter of 2004:

Node Price and System Marginal Cost in the SING
(in US$/MWh)

  Electricity Sales by Distribution Companies

        In 2003, 55.8% of our energy sales in Chile were to distribution companies. Under the Electricity Law, as amended by the Short Law, distribution companies may sell capacity and energy to large customers, customers with a capacity demand of more than 0.5 MW and certain other short-term or special customers at unregulated prices. All other sales must be at regulated tariffs. These tariffs, which vary among distribution companies and among customers of a given distribution company, are based on factors such as level of usage, variability of usage and proximity to generation facilities. They are calculated by adding a distribution charge, called the value added in distribution, and reflect the assumed costs incurred in distribution in the applicable node prices charged by the generation company.

        Distribution tariffs are adopted by the Chilean Ministry of Economy and Energy every four years, based on recommendations from the NEC, which develops its proposals through a prescribed process that includes participation by the distribution companies and specialized consultants. Tariff formulas provide for tariffs based on variations in node prices and other factors affecting distribution costs. Such indexation occurs on a monthly basis. As required by the Electricity Law, distribution tariffs were revised in 1988, 1992, 1996 and 2000, and the next revision of tariffs is expected to become effective in 2004.

  Concessions

        Concessions for the operation of hydroelectric generation facilities are granted by the Chilean Ministry of Economy and Energy under the Electricity Law. Concessions for hydroelectric facilities are of indefinite duration but are subject to revocation for failure to comply with their terms. Concessions are not required for the operation of thermoelectric generation facilities.

Colombia

        The Colombian electricity sector is comprised of 66 electric generation companies, 12 national transmission companies, 75 local and regional distribution companies and 123 licensed wholesale electricity traders.

        Almost all of the electricity used in Colombia is generated domestically, principally by hydroelectric plants. In addition, Colombia's national transmission network is interconnected at three points to the Venezuelan grid and at two points to the Ecuadorian grid. As of December 31, 2003, the gross exchange capacity with both countries was 371 MW (imports) and 621 MW (exports). In March 2003, a new line of 230 kV interconnecting the Colombian and Ecuadorian transmission networks began operations. During 2003, the total energy exported to Ecuador represented about 2.7% of Colombian demand. In addition, during 2003, Colombia was a net exporter of energy (exported 94% and imported 6%); this condition allowed increases in spot prices of approximately Col$2/kWh.

        Generally, electricity is delivered to end users through the networks of local distribution companies, although some large consumers of electricity have direct connections to regional transmission networks or the national transmission network.

        From 1980 to 1985, the Colombian electricity sector expanded rapidly, financed largely by foreign currency-denominated project finance debt. During this period, the industry was heavily regulated by the Colombian government, which often set prices charged to retail end users of electricity below the cost of the electricity consumed, encouraging excess consumption and waste. The combination of a high debt load, artificially low prices and the devaluation of the Colombian peso in 1985 led to a financial crisis in the sector that culminated in the Colombian government assuming control of significant ownership stakes in a majority of Colombian electric utilities by exchanging debt owed by such utilities to the government for equity interests in the utilities.

        Since 1991, the Colombian government has sought to restructure the electricity sector, seeking to reduce administrative inefficiency in electricity enterprises, establish a rational tariff structure to allow energy companies to recover the true economic cost of electricity services, strengthen the finances of electricity enterprises and establish a framework for the participation of private entities in the energy sector.

        In 1994, the Colombian government enacted laws that provide the basic structure and regulatory framework of the sector today. The principal reforms initiated by these laws represented a change in the government's role in the sector from direct management, ownership and control of electric utilities to ordinary regulation of electric utilities, the opening of the industry to private sector participation, the creation of an open and competitive wholesale electricity market, the regulation of monopolistic transmission and distribution activities, and the establishment of universal access to transmission and distribution networks. Currently, the Colombian government continues to control a substantial majority of the electricity generation and distribution in Colombia through public entities and entities of mixed public and private share ownership.

        The majority of the electricity generated in Colombia is initially purchased from generators on a wholesale, unregulated basis by licensed electricity traders. Many of these traders are themselves generators that are required to purchase electricity from other generators in order to meet their delivery commitments to customers. In addition to traders, several industrial electricity end users purchase electricity directly from generators. All of these initial purchases, as well as any subsequent sales among traders, are made at unregulated, market-driven prices. All of these purchases are conducted on the Major Electricity Market, or MEM, which began functioning in July 1995. Purchases on the MEM are made on a spot basis through the wholesale power market, the Bolsa de Energía, or Colombian Energy Exchange, although the effective cost to the purchaser is usually modified under long-term hedging contracts entered into between traders and generators. These contracts covered approximately 89% of the total demand in 2003.

        Total nominal capacity in Colombia in 2003 is estimated to be 13,265 MW, of which about 67% is accounted for by hydroelectric plants and 33% is accounted for by either coal or gas-fired thermal plants. The electricity industry in Colombia is regulated by the Colombian Electricity Law, which divides the electricity industry into four sectors: generation, transmission, distribution and commercialization. Companies created after the approval of the Colombian Electricity Law in 1994 may engage in only one of the first three activities. Commercialization activities may be combined with either generation or distribution by any single company.

        The Colombian Electricity Law establishes participation limits on each activity in the electricity industry. As of 2002, no generation company or distribution company may own more than 25% of the business assets, and no commercialization company may account for more than 25% of the demand of the system. Vertical integration restrictions were established in 2002 as well, whereby no distribution company may own more than 25% of a generation company and no generation company may own more than 25% of a distribution company. In 2003, this regulation remained in force.

        The Comisión de Regulación de Energía y Gas, or the Colombian Electricity Law, created the Regulatory Commission of Energy and Gas, or CREG, to act as the legal coordinator and regulator of the electricity industry. The CREG established two specific energy markets:

  •
  the wholesale market, which is divided into the long-term contract market and the wholesale power pool market; and

  •
  the unregulated market, in which customers with a nominal capacity greater than a certain capacity established by law may buy energy directly from commercialization companies.

        Participation in the power pool market is mandatory for all generators. Electricity dispatch is performed by the Centro Nacional de Despacho, or the National Dispatch Center, or the CND, which performs a function similar to that of the CDEC in the Chilean electricity market. For each hour of the day, dispatch is prioritized according to the prices bid by each generator, with daily optimization and without considering energy contract sales.

        The Colombian Electricity Law also establishes open access to the transmission grid. Sales by electricity traders to most end users are made through local distribution systems at prices set by the CREG. Certain end users, currently including users with more than 0.1 MW or 55 MWh/month of nominal capacity, purchase electricity at market-determined prices. Transmission and distribution companies have regulated revenues established by the CREG. As of January 1, 2002, generation companies do not have to pay for the use of transmission facilities.

        Each customer's electricity tariffs include:

  •
  generation and commercialization costs,

  •
  fees paid to the distribution and transmission companies,

  •
  fees paid to the regulatory agencies,

  •
  costs for energy losses, and

  •
  subsidies determined by the government.

        Current electricity tariffs are partially subsidized by the government and large electricity consumers, but it is expected that these subsidies will be reduced in the future.

        The El Niño weather phenomenon that prevailed in Colombia during the second half of 1997 through the beginning of the second half of 1998 caused a drought throughout Colombia and significantly increased spot market prices. Reservoir levels recovered, reaching high levels in late 1998, and normal weather conditions continued until the second half of 2002. Thermoeletric generation was only needed for system maintenance purposes and to satisfy demand in isolated zones where guerrillas attacked the energy transmission system. From the second half of 2002 through April 2003, El Niño returned, producing a moderate decrease in system inflows and, accordingly, an increase in spot prices. Nonetheless, 2003 was a normal year overall, which means that weather conditions were in the average range based on historical data. However, there was an increase in the amount of necessary thermoelectric generation due to guerrilla activity that resulted in continued attacks on the Colombian electric grid. The spot price of electricity averaged Col$67.01/kWh in 2003, ranging from Col$63.02/kWh to Col$79.98/kWh during the year. In comparison, the average spot price in 2002 was Col$48.68/kWh.

        The following graph sets forth the average Colombian Energy Exchange prices on the SIN, Colombia's electricity grid, from 1995 through the first quarter of 2004. The spot price on the

Colombian Energy Exchange is set hourly and is equal to the price at which the last generator was dispatched to produce electricity during that hour.

Average Energy Spot Prices in the SIN

(in US$/MWh)

        As of December 31, 2003, approximately 94% of Colombia's urban population and 58% of its rural population had electricity service. During the period from 1980 to 2003, electricity demand grew at a compounded annual growth rate of 3.8%, from 19,533 GWh in 1980 to 46,090 GWh in 2003. By comparison, from 1980 through 2003, Colombia's gross domestic product grew at a compounded annual growth rate of 3.7% on a U.S. dollar basis, and its population grew at a compounded annual growth rate of 2.1%. Colombia's electricity demand has increased steadily since 1980, with the exception of decreases in consumption in 1992, which resulted from rationing during a drought and in 1999 because of a decrease in gross domestic product that year.

        Electricity generation in Colombia has more than tripled over the past 23 years. In 1980, nominal generating capacity was 4,108 MW, of which approximately 71% was hydroelectric and 29% was thermal. By 2003, nominal generating capacity had grown to 13,265 MW, of which approximately 67% was hydroelectric and 33% was thermal. The following table illustrates the total amount of electricity generated in Colombia for the years indicated:

	1999	2000	2001	2002	2003
Total GWh	41,795	42,460	43,379	44,811	46,090
Hydroelectric	80.1%	75.4%	75.5%	77.8%	78.8%
Thermoelectric	19.9%	24.6%	24.5%	22.2%	21.2%

        Total generation capacity in 2004 is expected to increase by 133 MW (31.5 MW Hydro, 82 MW Gas and 19.5 MW Wind Power) according to estimates of the Unidad de Planeación Minera y Energética, the Mining and Energy Planning Agency, or UPME. To satisfy demand for the period from 2004 to 2013, it will be necessary to install additional capacity of 1,000 to 1,900 MW, depending on the reliability of the system.

        The Colombian Constitution places a duty on the part of the government to ensure that public services are made available to all of the country's inhabitants in an efficient manner. Law 142 provides a broad regulatory framework for the provision of residential public services, including the distribution of electricity, gas, water, sewage and telecommunications, and Law 143 provides the regulatory framework for the generation, trading, transmission and distribution of energy. Resolutions promulgated by the CREG address the general principles set forth in Law 142 and Law 143.

        Law 142.    Law 142 establishes that the provision of electricity, telecommunications, water, sewage and bottled gas distribution are essential public services that may be provided by public and private sector entities. Public service companies are required to: ensure continuous and efficient service without monopolistic abuse; subsidize low income users; inform users about efficient and safe usage; protect the environment; allow universal access to their services; and report to the appropriate regulatory commission and the Superintendency of Residential Public Services, or SSP.

        Law 143.    Law 143 sets out the following principles for the electricity industry, which are implemented in the resolutions promulgated by the CREG and other regulatory bodies governing the electricity sector:

    efficiency—the correct allocation and utilization of resources and the supply of electricity at minimum cost;

    quality—compliance with the technical requirements established by regulations affecting the sector;

    continuity—a continuous electricity supply without unjustified interruptions;

    adaptability—the incorporation of modern technology and administrative systems to promote quality and efficiency;

    neutrality—the impartial treatment of all electricity consumers;

    solidarity—the provision of funds by higher income consumers to subsidize the consumption of lower income consumers; and

    equity—an adequate and non-discriminatory supply of electricity to all regions and sectors of the country.

        Prior to the effectiveness of Law 143, the Colombian electricity sector was extensively vertically integrated. Under Law 143, generation, trading, transmission and distribution of electricity have begun to be separated and are subject to distinct regulatory regimes. Most companies that were vertically integrated at the time Law 142 became effective may continue to engage in various sector activities but must keep separate accounting records of each business activity. Companies that did not engage in both generation and distribution at the time the electricity sector was restructured are currently prohibited from engaging in both activities. Any company may enter the transmission business. In addition, the participation by all electric sector companies in other companies within the sector is limited. For example, a generator may not own more than 25% of the effective nominal generating capacity in Colombia, and individual distributors or traders may not account for over 25% of distribution capacity.

        The electricity sector is under the jurisdiction of the Colombian Ministry of Mines and Energy, or the MME, which defines the government's policies for the energy sector. This duty is carried out in collaboration with several other government agencies. Listed below are the principal government agencies involved in the regulation of the electricity sector and their responsibilities:

        Ministry of Mines and Energy.    The Ministerio de Minas y Energía, or MME is responsible for the overall policy-making and supervision of the electricity sector. It regulates generation, transmission, trading, interconnection and distribution and approves generation and transmission programs. The MME delegates direct supervisory authority over the electricity sector to a number of agencies under its control, including the CREG and UPME.

        CREG.    The CREG is a special administrative unit of the MME created in 1994 whose membership consists of the Colombian Minister of Mines and Energy, the Colombian Minister of Finance, the Director of the Colombian Department of National Planning and five experts appointed by the President for four-year terms. Approval of CREG resolutions requires a favorable vote by either:

  •
  a majority of the experts and one other member or

  •
  both ministers, the Director of the Colombian Department of National Planning and two experts.

        The following functions have been assigned to the CREG by Laws 142 and 143: establishment of the conditions for a gradual deregulation of the sector for movement toward an open and competitive market; approval of connection and usage tariffs for the transmission and distribution of electricity; establishment of the methodology for calculating tariffs for the regulated market; definition of the regulated and unregulated end-user markets; establishment of regulations for the planning and coordination of the operation of the Colombian National Transmission System; establishment of the technical criteria relating to quality, reliability and security of supply; and protection of the rights of consumers.

        The CREG performs its functions by issuing operational regulations and resolutions. The CREG's operational regulations and resolutions do not require congressional approval.

        UPME.    The Unidad de Planeación Minero Energética, or UPME is the special administrative unit of the MME that is responsible for preparing the Colombian National Energy Plan and the Electric Sector Reference Expansion Plan for Ministry approval. The UPME prepares these plans in consultation with representatives of the transmission, distribution and generation industries by determining the overall energy requirements of the Colombian population and the most efficient way to satisfy national demand.

        SSP.    The Superintendencia de Servicios Públicos Domiciliarios, or SSP is provided for in the Colombian Constitution and possesses supervisory authority over all public service companies, including those companies involved in the electric sector. The SSP monitors the quality and efficiency of all public service companies and may impose sanctions provided for in Law 142 on electric sector companies for nonpayment and violations of the Colombian Code of Operations and for noncompliance with any of the resolutions of the CREG or the UPME or the provisions of Laws 142 and 143. To date, the SSP has not imposed any penalty on Chivor.

        The Colombian Ministry of the Environment, Housing and Domestic Development.    The Ministerio del Medio Ambiente, Vivienda y Desarrollo Territorial, or Colombian Ministry of the Environment was created in 1993 by Law 99. All projects that affect the land or impact the environment must obtain a license from the Colombian Ministry of the Environment. While other environmental authorities can issue certain licenses, only the Colombian Ministry of the Environment has the authority to issue licenses for the construction of large-scale generation or transmission projects.

Argentina

        The Argentine electricity industry was restructured in 1992 as a result of the government's privatization program. A new framework, similar to the Chilean regulatory system, was established to regulate the generation, transmission and distribution of electricity. Production scheduling and prices are both based on a competitive generation market. Distribution companies and other large users purchase electricity (both capacity and energy) on the spot market at a spot or seasonal price or through long term contracts on the Wholesale Electricity Market, or the WEM.

        The Argentine electricity industry is currently regulated by the Ente Nacional Regulador de la Electricidad, which is the Argentine National Electricity Regulating Entity, or the ENRE. The ENRE operates under the supervision and rules and regulations of the Argentine Secretary of Energy, the Argentine Ministry of Economy and the Argentine Executive Branch of the government and is responsible for enforcing compliance with the provisions of the regulatory framework and the applicable concessions.

        The Argentine electricity industry is divided into the Sistema Argentino de Interconexión, which is the National Interconnection System, or SADI, and the Sistema Interconectado Patagónico, which is the Patagonian Interconnected System. Under the current framework, generation companies sell their electricity to distribution companies and other large users in the competitive wholesale electricity market through supply contracts or in the spot market at prices set by the Compañía Administradora de Mercado Mayorista Eléctrico, or the Wholesale Electricity Market Management Company, or CAMMESA. CAMMESA is responsible for the operation of the wholesale electricity market. CAMMESA's participants include generation, transmission and distribution companies and large users through their respective industrial associations. CAMMESA's president is the Argentine Secretary of Energy.

        Most of the electric transmission system in Argentina has been privatized and is currently operated by Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. Three other companies own most of the remaining transmission system. Transmission companies have specific obligations and rights by law. For example, they are required to provide third parties open access to available transmission capacity, prohibited from generating, buying or selling electricity and authorized to charge a toll for transmission services. The cost of transmission in Argentina charged to generation and distribution companies and large users consists of a charge for transportation of energy across the system, a charge for connection to the system, and a charge for line availability.

        Within the Argentine electricity industry, all generation companies pool electricity in a wholesale electricity market. Electricity is purchased from participants in the pool by distribution companies and other large users at the contractual, seasonal or spot price. The contractual price is paid by distribution companies and other large users that have entered into supply contracts with generation companies. Large users who contract directly with generation companies must also pay the distribution companies a toll for distribution. The seasonal price is the generation price passed through by distribution companies to regulated customers. It is a fixed price that is reset every three months by CAMMESA and approved by the Argentine Secretary of Energy, and it represents the average expected spot prices for the next three months plus a correction for the difference between the average spot price during the last three months and the previous seasonal price. The spot price is the price paid to other generation companies for energy dispatched under CAMMESA's direction, as discussed in the immediately succeeding paragraph, and for electricity required by CAMMESA to maintain adequate reserves. The hourly spot price paid for energy reflects the marginal cost of generation according to the values declared by generators.

        The actual operation of CAMMESA involves the dispatch of generating resources without regard to contracts between generation companies and distribution companies or large users. Consequently, a generation company's capacity may be dispatched to provide more or less energy to the pool, irrespective of its contractual commitments. The generation company may therefore be obligated to buy or sell excess energy from or to the pool at spot prices.

        As a consequence of the Public Emergency Law, since November 2002 the seasonal price has not been adjusted, and its level has been consistently below the spot price. Thus, the funds collected by CAMMESA from distributors have been insufficient to pay generators the spot price. In order to avoid greater differences between the spot price and seasonal price, Resolution 240/03 was issued in August 2003, establishing that the spot price will be set using the variable costs of thermal plants, assuming they consumed natural gas, even though they actually consumed other more expensive fuels. This measure considerably reduced the spot price in the winter season when gas restrictions were in effect.

        Since the seasonal price has systematically been below the spot prices, collections from the electricity market have not been high enough to reimburse generators for their cost of production. As a result, in September 2003 Resolution 406/03 was issued to change the proportional criteria used to pay generators for their sales in the spot market, giving priority to thermal generators on the basis of their variable operating costs. In the event that CAMMESA observes some unexpected shortage of generators that it might consider unusual, the resolution requires it to inform the Argentine Secretary of Energy of the situation and to retain payments to be made to this generator if it considers there to be no reasonable explanation for such unavailability.

        Since February 2004, the Argentine government has enacted several regulations that directly restrict the export of natural gas in an attempt to ensure domestic natural gas supplies. On March 26, 2004, the Argentine Secretary of Energy passed Resolution 265/04, which effectively immediately restricted surplus exports of natural gas to neighboring countries and announced a natural gas rationing program to be developed, which program would reduce the amount of natural gas available both for export and for use in generating electricity for export. The primary objective of Resolution 265/04 is to ensure the natural gas supply to residential consumers, customers with firm supply contracts and thermoelectric plants connected to SADI. This resolution provides for the following:

  •
  the interruption of the export of natural gas surpluses;

  •
  the suspension of the granting of export permits for future natural gas projects; and

  •
  the grant of authorization to the Under-Secretary of Fuels to implement a rationing program for the interruption of gas exports under private agreements and the supply of natural gas to power exporters.

        On March 31, 2004, the Argentine Under-Secretary of Fuels issued Rule 27/04, the Rationing Program for Natural Gas Exports and Use of Transportation Capacity, or the Program, which, in order to ensure natural gas supply to the domestic market, imposed restrictions upon natural gas exports, natural gas supplies used for electric generation exports and natural gas transportation services utilized for export. The Program established that natural gas exports from each producer in 2004 are to be limited to the amount exported in the same month in 2003 by the producer and, additionally, that cumulative exports during the nine-month period from January to September 2004 cannot exceed the amount exported by the same producer during the same nine-month period in 2003. Gas suppliers that do not fulfill their supply obligations in the Argentine market are also subject to export restrictions and penalties are to be levied against gas suppliers who do not comply with the requirements of the Program. On June 17, 2004, the

Secretary of Energy issued Resolution 659/04 which approved the "Complementary Supply Program for the Domestic Natural Gas Market" and replaced Rule 27/04. Resolution 659/04 established a new methodology for determining natural gas sales into the domestic market based on each producer's level of committed supply to Argentine consumers.

        The Argentine government has also enacted regulations that affect the price of natural gas. For example, on April 22, 2004, the agreement entered into by the Secretary of Energy and certain gas producers, "The Agreement for the Implementation of the Price Normalization Plan for Natural Gas Injected into the Transportation System, Order by Decree 181/04" was approved by the Argentine executive branch under Resolution 208/04. This resolution will apply systematic natural gas price increases, from May 2004 to July 2005, to new large consumers of natural gas and electric generation plants that provide electricity to the domestic market. In exchange, gas producers have committed to ensure a sufficient supply of gas to distribution companies for residential consumption, new large end-users and electric generation plants with domestic production for the years 2004, 2005 and 2006. Additionally, on May 27, 2004, the Argentine government approved Decree 645/04 which included a new duty of 20% to be levied on certain export merchandise, including natural gas.

        The price for gas transportation service is composed of a regulated tariff and an additional contribution. The regulated tariff to be applied to firm transportation service is determined by the Ente Nacional Regulador de Gas, the ENARGAS or the Argentine National Gas Regulatory Agency. Tariffs for domestic gas transportation do not include the CER or any other index and TermoAndes' payments to date have been made in accordance with the regulated tariff. The additional contribution is associated with new investments and is agreed upon by the parties and approved by the ENARGAS. The Argentine government also has established new regulations for gas transportation service investments. On April 19, 2004, the Ministerio de Planificación Federal, Inversión Pública y Servicios or the Argentine Federal Planning and Public Investment and Services Commission, approved Rule 185/2004 in order to regulate the implementation and functioning of fiduciary funds to be utilized to finance the required investments to expand and/or extend natural gas transportation and distribution systems utilized to serve the domestic market. Based on such regulations, future investments in the principal Argentine gas transportation and systems will be financed through the fiduciary funds and will be repaid in part through new transportation charges from both existing and new customers.

The Dominican Republic

        After several attempts to restructure and privatize the electricity sector, in March 1998, the Dominican government approved a decree that enabled capitalization through privatization. The capitalization decree transferred the ownership of previously state-owned enterprises to the private sector by offering 100% management control in exchange for a 50% equity interest. In July 2001, Law No. 125 was enacted to define the legal framework for the electricity sector, and, in July 2002, the Dominican executive branch passed regulations for the implementation of the law. The law and its regulations are very similar to those in effect in Chile and were designed to meet the country's energy consumption needs through governmental energy institutions, namely the Comisión Nacional de Energía, the National Energy Commission, or CNE, and the Superintendencia de Electricidad, the Superintendency of Electricity, or Superintendency. The principal role of the CNE, acting as advisor to the executive branch, is to develop and coordinate regulations, propose and adopt policies, design plans for the adequate operation and development of the sector and ensure that they are complied with, and to promote investments. The Superintendency's duties include the setting of tariffs, processing of permits, supervision of compliance with regulatory and technical rules related to electricity generation, transmission and distribution companies and the prevention of monopolistic activity in areas where competition is required. The new law and its regulations establish that generation, transmission and distribution companies, as well as self-producers and cogenerators that sell surpluses to the system, be members of an organization that coordinates the operation of facilities, and transmission and distribution systems.

        In October 2003, the Dominican government created a commission to revise the laws related to the electricity sector and the process of capitalization through Decree 1036-03. The objective of the commission is to evaluate the current legal framework, including issues such as allowing the complete privatization of the companies formed during the capitalization process, the privatization of the transmission sector and the vertical integration of the sector.

MANAGEMENT, CORPORATE GOVERNANCE AND EMPLOYEES

MANAGEMENT

Board of Directors

        We are managed by our board of directors, which in accordance with our by-laws is comprised of seven regular directors and seven alternate directors who are elected at an annual regular shareholders' meeting. The entire board of directors is elected every three years. Our board of directors as of December 31, 2003 was elected during our ordinary shareholders' meeting held in April 2003. If a vacancy occurs, the board of directors may elect a temporary director to fill the vacancy until the next ordinary scheduled meeting of shareholders, at which time the entire board of directors will be elected or re-elected. Regularly scheduled meetings of the board of directors are held once a month, while extraordinary meetings are convened when called by the chairman, requested by any other director with the assent of the chairman or requested by a majority of the directors.

        During the extraordinary shareholders' meeting held on February 5, 2001, it was decided that members of the board of directors would no longer be paid any compensation, with the exception of members of the executive committee. Directors are prohibited from borrowing or otherwise making use of corporate funds or assets for their own benefit, unless previously approved by the board of directors. There is no requirement for directors to hold any of our shares, and there is no age limit established for the retirement of directors. The business address of each of our directors is the address of our principal executive offices.

        The table below sets forth, as of March 31, 2004, our regular directors, their names and ages, their position with our company, the dates of their initial appointment as directors, the expiration dates of their terms and their principal occupation or employment. There is no family relationship between any of the persons listed in the chart below.

AES Gener Board of Directors as of March 31, 2004

Name (age)	Position	Current Position Held Since	Term Expires	Principal Occupation or Employment
Joseph Brandt (40)	Chairman	2002	2006	Executive Vice-President and Chief Operating Officer, The AES Corporation
Andrés Gluski (46)	Director	2003	2006	Senior Vice-President, The AES Corporation
Erik Luckau (34) (1)	Director	2004	2006	Asset General Counsel, Special Projects, The AES Corporation
Eduardo Dutrey (44)	Director	2003	2006	Vice-President, The AES Corporation
Javier Giorgio (34)	Director	2002	2006	Generation Manager, AES Andes
Daniel Yarur (48)	Director	2001	2006	Director of BCI, Invertec and SQM
René Cortázar (52)	Director	2001	2006	Director of ICARE, Entel and Moneda Asset

(1)
In April 2004, Erik Luckau resigned as director and his alternate, Pablo Santamarina, assumed his position as director. On July 23, 2004, Pablo Santamarina resigned and Eduardo Bernini assumed his position as director. Pablo Santamarina was then designated an alternate director. As a result of the interim vacancies, the entire board of directors will be subject to re-election at the next annual ordinary shareholders' meeting, which will be held in 2005.

        Joseph Brandt, Andrés Gluski and Eduardo Dutrey are currently officers or employees of The AES Corporation. Javier Giorgio and Pablo Santamarina are officers of one of The AES Corporation's subsidiaries. Daniel Yarur and René Cortázar are not affiliated with us or The AES Corporation.

        Joseph Brandt: Mr. Brandt holds a Juris Doctorate from the Georgetown University Law Center, a Master of Arts from the University of Virginia and a Bachelor of Arts from George Mason University, and was a Fulbright Scholar at the University of Helsinki, Finland. He is currently Executive Vice President, Chief Operating Officer of Integrated Utilities and Chief Restructuring Officer of The AES Corporation. From January 2002 to February 2003, Mr. Brandt was President and Group Manager for AES Andes, covering AES business interests in Argentina. From 1999 to 2002, Mr. Brandt held various corporate and development positions with AES. Prior to joining AES, Mr. Brandt was an Investment Analyst & Portfolio Manager at McGinnis Advisors in San Antonio, Texas. He also held positions at the Washington, D.C. law firm, Latham & Watkins, and at the University of Santa Clara, California.

        Andrés Gluski: Mr. Gluski received an undergraduate degree in Economics from Wake Forest University and earned a master's degree and a Ph.D. in Economics and International Finance from the University of Virginia. He is currently President of Electricidad de Caracas, a subsidiary of The AES Corporation. He was Chief Executive Officer of AES Gener from January 2001 to August 2001 and acted as Executive President of AES Gener from August 2001 to April 2002. Prior to joining AES Gener, he was Executive Vice President of Shared Services at a subsidiary of The AES Corporation, Grupo EDC for C.A. La Electricidad de Caracas and Corporación EDC. He has also served as Executive Vice President of Banco de Venezuela, Grupo Santander; Executive Vice President of Finance at the Venezuelan national telephone company, CANTV; Economist at the International Monetary Fund; Director General of Public Finance at the Venezuelan Ministry of Finance and Principal Director of the Venezuelan Investment Fund.

        Erik Luckau: Mr. Luckau has held the position of Assistant General Counsel with The AES Corporation since 2001. He is currently Assistant General Counsel—Special Projects. Prior to that, he was an attorney with the law firm of Shearman & Sterling LLP. Mr. Luckau received a JD from the Georgetown University Law Center and a BBA from the University of Kentucky.

        Eduardo Dutrey: Mr. Dutrey received his degree in electromechanical engineering from the University of Buenos Aires and an MBA from Dartmouth College. Mr. Dutrey joined The AES Corporation in February 2000 as Chief Executive Officer for AES Juramento, and, in August 2000, he became Chief Executive Officer for AES Alicura. In May 2003, he was appointed group manager of the AES Andes group in Argentina. Prior to joining The AES Corporation, he was Chief of Investor Relations for Repsol YPF.

        Javier Giorgio: Mr. Giorgio is an electrical engineer who received his degree from Universidad Tecnológica Nacional in Argentina as well as an MBA from Universidad del CEMA (Centro de Estudios Macroeconómicos de Argentina) in Argentina. He has 13 years of experience in the electric sector. He is currently Chief Executive Officer of AES Andes Generación, which includes all the generation companies of The AES Corporation in Argentina. At The AES Corporation, he previously worked as General Manager of our subsidiary TermoAndes, as commercial manager of distribution companies and as a project developer. He is also on the board of directors of several companies in Argentina that are a part of The AES Corporation.

        Daniel Yarur: Mr. Yarur received his degree in Systems Engineering and Accounting from the University of Chile. He also received a Masters of Science in Finance from The London School of Economics and completed the Advanced Management Program at Harvard University.

Mr. Yarur was Chile's former Superintendente de Valores y Seguros (Superintendent of Securities and Insurance) from March 1994 to March 2000.

        René Cortázar: Mr. Cortázar received his degree in Commercial Engineering from the Pontificia Catholic University of Chile. He received his Ph.D. in Economics from The Massachusetts Institute of Technology. Mr. Cortázar was the Chilean Labor Minister between 1990 and 1994 and the General Manager of Televisión Nacional de Chile until 2000. He is currently President of the Latin American Economic Research Corporation and is a director of the Empresa Nacional de Telecomunicaciones S.A. and CorpBanca.

        Pablo Santamarina: Mr. Santamarina is a certified public accountant who received his degree from Universidad de Belgrano in Argentina. He has held the position of Treasurer at AES Andes since 2001. Prior to his employment by AES, he worked as Audit Manager for Arthur Andersen (Pistrelli, Díaz y Asociados) in Argentina.

        Eduardo Bernini: Mr. Bernini received an undergraduate degree in Economics from Universidade do Sao Paulo and holds postgraduate degrees in Economic Development Theory and Electricity Sector Economics. He is currently the President of EletroPaulo—Metropolitana Energia de Sao Paulo S.A., Brasilana Energia S.A., AES Tiete and AES Urguaiana, all of which are Brazilian subsidiaries of The AES Corporation. He also currently holds the position of Vice President of the Brazilian Association of Infrastructure Industries.

Executive Officers

        Our executive officers are appointed by the board of directors and hold office at the board's discretion. The business address of each of our executive officers is the address of our principal executive offices. There is no family relationship between any of the persons listed in the chart below.

        As of March 31, 2004, our executive officers were as follows:

Name (age)	Position	Current Position Held Since	Number of Years with AES Gener
Felipe Cerón (43)	Chief Executive Officer	2001	4
Francisco Castro (34)	Chief Financial Officer	2002	10
Cristián Antunez (44)	Chief Accounting Officer	2002	13
Juan Carlos Olmedo (42)	Commercial Manager	2002	16
Juan Ricardo Inostroza (44)	Development & Regulation Manager	2002	2
Enio Belmonte (57)	Operations Manager	2002	29
María Francisca Cea (37) (1)	General Counsel	2001	6
María Teresa Bravo (36)	Communications Manager	2001	10

(1)
In June 2004, María Francisca Cea resigned as general counsel and was substituted by Nicolas Cubillos.

        The following biographies provide certain information about our executive officers.

        Felipe Cerón has been our Chief Executive Officer since September 2001. Prior to this appointment, Mr. Cerón served as Chief Chilean Power Officer from 1999 to 2001, Chief Executive Officer of Santiago's International Airport from 1998 to 1999, Chief Executive Officer of Central Puerto (Argentina) from 1995 to 1998 and Chief Executive Officer of Guacolda from 1993 to 1995. Mr. Cerón received an undergraduate degree in Civil Industrial Engineering from the Pontificia Catholic University of Chile and a Master of Science in Accounting and Finance from The London School of Economics.

        Francisco Castro received his degree in Civil Industrial Engineering from the Pontificia Catholic University of Chile and joined us in 1994. Since February 2002, he has acted as our Chief Financial Officer. From February 2001 to February 2002, he was Finance Manager and previously acted as our Treasurer from January 1999 to February 2001.

        Cristián Antunez is a certified public accountant who received his degree from the University of Santiago. Since 2002, he has held the position of Chief Accounting Officer. He joined AES Gener in 1991 as Manager of Accounting. In 1992, he moved to our Argentine subsidiary, Central Puerto S.A., where he acted as Controller until 1995, when he was appointed Chief Financial Officer of Eléctrica Santiago.

        Juan Carlos Olmedo received his degree in Civil Industrial Engineering from the Pontificia Catholic University of Chile as well as an MBA from the Adolfo Ibañez University. He joined us in 1988. Since October 2002, he has acted as the Commercial Division Manager. He has held previous positions in AES Gener in the commercial area, including Director of Cordillera Plants from May 2001 to October 2002 and Commercial Manager of Non-Affiliate Operations from September 1996 to May 2001.

        Juan Ricardo Inostroza received his degree in Civil Electrical Engineering from the University of Chile. He was appointed as Manager of Regulation and Development in October 2002. He has worked for us, including appointments in equity-method investees, since 1986. His previous positions include Chief Executive Officer of Energén S.A. (March 2000 to October 2002), Commercial Manager of Central Puerto (December 1995 to March 2000), Assistant Commercial Manager of Guacolda (February 1994 to December 1995) and Commercial Manager of Non-Affiliate Operations (January 1990 to February 1994).

        Enio Belmonte received his degree in Civil Mechanical Engineering from Federico Santa María University. He has been with us since 1974, holding various positions in our production area, including Production Manager of Eléctrica Santiago from November 1997 to November 2002, Production Manager of Norgener from July 1995 to November 1997 and Technical Manager of Thermoelectric Plants from October 1992 to July 1995. He was appointed Operating Manager in October 2002.

        María Francisca Cea is an attorney who received her degree from the Pontificia Catholic University of Chile. She joined us in 1998 as an attorney in the Legal Corporate Management department. Since July 2001, she has acted as our General Counsel.

        Nicolas Cubillos is an attorney who received his degree from the Pontificia Catholic University of Chile. He also received a Master of Laws, or LLM degree, from the University of Michigan. Prior to this appointment, Mr. Cubillos served as a managing attorney for the Enersis Group from 2000 to May 2004.

        María Teresa Bravo is a journalist who graduated from the Pontificia Catholic University of Chile. She joined us in 1994, working in the Labor Relations Department. In 1999, she began working as Journalist of Communications in the Division of Corporate Management of Human Resources and Communications. Since March 2001, she has held the post of AES Gener Communications Manager.

Compensation

        For the year ended December 31, 2003, we paid an aggregate compensation of Ch$955 million to our executive officers and deputy officers, including bonuses based on performance and corporate earnings, which are also granted to some of our other employees. For the three months ended March 31, 2004, the total amount of compensation paid to our executive officers and deputy employees amounted to Ch$277 million, including wages, bonuses and pension benefits.

        In accordance with our by-laws, our board of directors does not receive compensation. However, members of our Board Committee who are not employees of The AES Corporation receive compensation of UF160 per month, which is equivalent to approximately US$4,366 per month, and was determined at the shareholders' meeting that was held in April 2003. In addition, US$25,000 was approved as part of the annual budget but not used in 2003. The table below shows compensation paid to members of our Board Committee as of December 31, 2003 and as of March 31, 2004, in thousands of Chilean pesos:

Board Committee Compensation

	As of December 31, 2003	As of March 31, 2004
	(in thousands of Ch$)
René Cortázar Sanz	29,174	7,289
Daniel Yarur Elsaca	29,174	7,289
Total	58,348	14,578

Share Ownership

        None of our directors or executive officers owns our shares. AES Gener does not provide its management or employees with any type of stock option plans or capital participation. However, The AES Corporation has a long-term compensation plan that includes the provision of stock options and other long-term stock benefits to employees of its subsidiaries, including AES Gener. The Company accounts for these plans using the fair value method. Compensation expense under these plans was not material in any of the periods or prior years presented.

CORPORATE GOVERNANCE

Board Practices

        Management of our business is vested in the board of directors. Our by-laws provide that shareholders elect seven regular directors and an equal number of alternate directors. Alternate directors can only replace the regular directors for whose position they have been appointed and are authorized to serve on the board of directors in place of those directors who are unable to attend a meeting. Directors and alternate directors are elected at the annual shareholders' meeting for terms of three years. At present, there are no service contracts between any of the directors and us providing for benefits upon termination of employment. The legal responsibilities of each board member are established in accordance with the Chilean Corporations Law.

        Our board of directors has adopted regulations and policies that guide our corporate governance principles. The most important of these regulations and policies are reflected in our code of ethics, adopted in 2003, which governs our actions and the actions of our employees. Our code of ethics deals with the following issues:

  •
  compliance with all the laws and regulations of the code of ethics;

  •
  corporate opportunities and conflicts of interest;

  •
  quality of public disclosures;

  •
  protection and appropriate use of our properties;

  •
  protection of confidential information and property;

  •
  use of privileged information;

  •
  fair behavior;

  •
  interaction with the government;

  •
  compliance with antitrust laws;

  •
  compliance with environment, health, safety laws and regulations;

  •
  respect for others; and

  •
  retention of records policy.

        There have been no waivers to our code of ethics to date.

        The above regulations and policies reflect our core principles of transparency, respect for shareholders' rights and duty of care and loyalty of our directors.

Compliance with NYSE Listing Standards on Corporate Governance

        Following is a summary of the significant differences between our corporate governance practices and those applicable to U.S. companies under the corporate governance rules of the NYSE. Because we are a "controlled company" under the NYSE rules, that is, a company of which more than 50% of the voting power is held by an individual, a group or another company, we would not, were we a U.S. company, be subject to the requirement that we have a majority of independent directors, or nomination and compensation committees.

Independence and Functions of the Audit Committee

        Under the NYSE corporate governance rules, all members of the audit committee must be independent. We will be subject to this requirement effective July 31, 2005. We expect that the functions of the audit committee will be performed by our existing committee of the board of directors.

        As required by the Chilean Corporations Law, we have a committee of the board of directors composed of three directors. Chilean Corporations Law requires that a majority of the committee of the board of directors (two out of three members) must be composed of directors who were not nominated by the controlling shareholder (a "noncontrolling director"). However, the law permits the committee of the board of directors to be composed of a majority or even unanimity of controlled directors if there are not sufficient noncontrolling directors on the board to serve on the committee. Currently, our committee of the board of directors is composed solely by directors appointed by our controlling shareholder. Our committee of the board of directors does not currently meet the independence requirements to which the audit committee, whether the committee of the board of directors or a different committee, will become subject on July 31, 2005, or the additional independence requirements to which the audit committee of U.S. companies are subject.

        Under the NYSE corporate governance rules, the audit committee of a U.S. company must perform the functions enumerated in the NYSE Listed Company Manual Rules 303A.06 and 303A.07. Foreign private issuers are required to comply with Rule 303A.06, beginning July 31, 2005, but are not required at any time to comply with Rule 303A.07. We do not currently comply with these rules, but we expect that when we become subject to Rule 303A.06, we will comply with both the independence and the function requirements of the rule.

Committees and Other Advisory Bodies

Committee of the Board of Directors

        Our board of directors has a committee that is composed of three board members. As of December 31, 2003, the directors serving on our committee of board of directors were René Cortázar, Daniel Yarur and Eduardo Dutrey. Mr. Yarur is the President of the committee of the board of directors. The committee of the board of directors has the following duties:

  •
  to review external audit reports, the balance sheet and other financial statements presented by our administrators and liquidators, and to make a declaration regarding such reports and financial statements prior to their submission to the shareholders for approval;

  •
  to propose to the board of directors the names of independent registered auditors and credit rating agencies that will be submitted for approval at the annual shareholders' meeting;

  •
  to review information in connection with transactions with related parties and provide a report regarding such, as required in certain defined cases;

  •
  to review the salary system and compensation plan for officers and senior management; and

  •
  to perform any other responsibility entrusted to the committee of the board of directors by the by-laws, the shareholders' meeting or the board of directors.

Financial Expert

        Our board of directors has determined that Mr. René Cortázar Sánz and Mr. Daniel Yarur Elsaca, both members of our board committee, meet the requirements of an "audit committee financial expert", as defined by the SEC.

Corporate Governance Guidelines

        The NYSE's corporate governance rules require U.S.-listed companies to adopt and disclose corporate governance guidelines. The Chilean Corporations Law does not contemplate this practice, other than with respect to the codes of conduct described above.

EMPLOYEES

        We had 450 employees as of March 31, 2004. The table below details the number of individuals employed by us and each of our subsidiaries existing as of March 31, 2004. The country in which the company is located is also indicated.

		At December 31,
	At March 31, 2004
		2003	2002	2001
AES Gener (Chile)
Executives	13	13	11	18
Professionals	86	82	69	79
Technicians and administrative staff	110	110	114	122

TOTAL	209	205	194	219

Subsidiaries
Chivor (Colombia)	70	70	70	89
Ecogener (Chile)				12
Eléctrica Santiago (Chile)	12	12	9	10
Energía Verde (Chile)	70	70	66	74
Explotaciones Sanitarias (Chile)				13
Norgener (Chile)	47	47	44	43
OilGener Argentina (Argentina)				9
TermoAndes (Argentina)	42	42	38	39
Total Subsidiaries	241	241	227	289

TOTAL	450	446	421	508

        Labor relations for employees are governed by collective bargaining agreements executed separately by each of AES Gener and its consolidated subsidiaries with their employees. These collective bargaining agreements establish compensation levels and other benefits.

  •
  AES Gener is party to two collective bargaining agreements that were signed in October 2003 and November 2003. These collective bargaining agreements encompass 60% of all workers at the AES Gener level and will expire in December 2005 and April 2006, respectively. AES Gener's current collective bargaining agreements provide for profit-sharing and performance bonuses.

  •
  Norgener's collective bargaining agreement was signed in May 2004. This agreement covers 47% of all workers and will expire in May 2006.

  •
  Chivor's current collective bargaining agreement was set to expire in March 2003. During 2003, negotiations with the Chivor labor union were conducted in order to reach an agreement regarding Chivor's collective bargaining agreement to be in force for the upcoming years. Since no agreement was reached, an arbitration panel was convened and a ruling was issued on December 12, 2003. However, the Chivor labor union appealed such ruling before the Supreme Court, and the court's final decision authorized an increase in inflation-adjusted wages and restated 30% of the union's authorized leave days while maintaining the other general terms of the previous agreement. The new agreement will expire in March 2005.

PRINCIPAL SHAREHOLDERS

        Our sole outstanding equity security is shares of our common stock. The following table sets forth certain information concerning ownership of our common stock as of March 31, 2004, with respect to the 12 shareholders known to us to have the highest level of ownership participation in the outstanding common stock, and for all of our directors and executive officers as a group. Shareholder information is derived from our records and reports filed by certain of the parties named below with the SVS and the Chilean Stock Exchanges.

Shareholders	Number of Shares of Common Stock Held of Record	Percentage Ownership of Common Stock
Inversiones Cachagua Limitada	5,596,329,349	98.65%
Banchile Corredores de Bolsa S.A.	4,774,535	0.08%
Bolsa de Comercio de Stgo. Bolsa de Valores	3,732,368	0.07%
Ugarte y Cía. Corredores de Bolsa	3,326,426	0.06%
Francisco Ebel Vial	3,100,000	0.05%
Santander Investment S.A., Corredores de Bolsa	2,350,494	0.04%
Tanner Corredores de Bolsa S.A.	1,980,948	0.03%
Larraín Vial S.A. Corredores de Bolsa	1,638,485	0.03%
Santiago Corredores de Bolsa Ltda.	1,528,209	0.03%
Yrarrázabal y Cía. Corredores de Bolsa	1,510,339	0.03%
Valenzuela Lafourcade S.A. Corredores de Bolsa	1,422,040	0.03%
Valores Security S.A. Corredores de Bolsa	1,328,260	0.02%
Directors and Executive Officers as a group	0	0.00%

        There are no special voting rights applicable to our major shareholders.

        As of June 30, 2004, our main shareholder, with 98.79% of our outstanding common stock, was Inversiones Cachagua Limitada, a wholly owned subsidiary of The AES Corporation. The remaining 1.21% of our outstanding common stock is owned by certain minority investors. As of June 30, 2004, we have no outstanding shares held in the United States.

Significant Changes in Ownership by Major Shareholders

Our Acquisition by The AES Corporation

        On November 3, 2000, The AES Corporation, through its subsidiary Cachagua, announced a tender offer for 61.57% of our outstanding shares in Chile for cash, as well as a tender offer for all of our American Depositary Shares, or ADSs, for The AES Corporation's shares. The purchase price for the offer was US$16.50 per ADS, or its equivalent in Chilean pesos per common share.

        On November 28, 2000, The AES Corporation entered into an agreement with Total, pursuant to which The AES Corporation agreed to cause us to sell to Total all of our Argentine assets and certain other interests for a total of US$657.5 million, if The AES Corporation succeeded in its tender offer.

        On December 28, 2000, The AES Corporation acquired 61.11% of our total capital for the Chilean peso equivalent of US$841.2 million and effectively assumed control of us. On January 9, 2001, The AES Corporation acquired an additional 34.56% of us for a total purchase price of US$475.6 million in the form of The AES Corporation's common stock. On February 28, 2001, The AES Corporation acquired 2.87% of us for a total purchase price of US$38 million by purchasing our shares on the Santiago Stock Exchange. In December 2001, The AES Corporation acquired an additional 0.11% of our shares for a purchase price of US$1.2 million.

At that time, the total aggregate value for the acquisition of 98.65% of AES Gener was US$1,356 million.

        In connection with our recent debt restructuring plan, on June 19, 2004, we completed our capital increase represented by a total of 714,084,243 shares of common stock totaling Ch$62,268 million (the equivalent of US$98.0 million at the time the capital increase transactions occurred). Pursuant to the capital increase, Cachagua subscribed to 713,000,000 shares of our common stock on May 20, 2004, increasing its ownership from 98.65% to 98.79%. Therefore, the AES Corporation is currently the owner of 98.79% of our total capital through its wholly owned subsidiary, Cachagua.

RELATED PARTY TRANSACTIONS

        In the ordinary course of our business, we engage in a variety of transactions with certain of our affiliates and related parties. Financial information concerning these transactions is set forth in note 23 to our audited consolidated financial statements. Article 89 of the Chilean Corporations Law requires that companies' transactions with related parties be conducted on an arm's-length basis, at terms similar to those customarily prevailing in the market. A company must identify all related party transactions that have occurred in the preceding period at its next ordinary annual shareholders' meeting. Directors and executive officers that violate Article 89 are liable for damages. We are required to compare the terms of any such transaction with those prevailing in the market on the date of the transaction.

        In addition, Article 44 of the Chilean Corporations Law provides that any transaction in which a director has a personal interest or is acting on behalf of a third party may be approved only when the board of directors has previously been informed and has approved of such director's interest and the terms of such transaction are similar to those prevailing in the market. In accordance with Chilean law, an interested director must refrain from voting on such a transaction under certain circumstances. If the board of directors cannot reach such a judgment, it may appoint two independent valuators or appraisers. The final conclusions of such valuators or appraisers must be made available to shareholders and directors for a period of 20 business days, during which time shareholders representing 5% or more of the issued voting shares may request that the board call a shareholders' meeting to resolve the matter. All transactions with related parties (Articles 44 and 89) must be evaluated by the executive committee before they receive board approval. All resolutions approving such transactions must be reported to the company's shareholders at the next annual shareholders' meeting. Violations of this provision, besides the applicable administrative and criminal sanctions, shall grant the corporation, the shareholders and interested third parties the right to demand compensation for the losses they may have suffered as a result of such violations. We believe that we have complied with the requirements of Article 89 and Article 44 in all transactions with related parties.

        On February 28, 2001, we signed a mercantile account agreement with Cachagua, whose balance in its current account was adjusted in U.S. dollars and accrued interest at 30-day LIBOR plus spread. On May 15, 2003, Cachagua pledged those shares of ours that it owned in our favor to guarantee the timely and complete payment of the mercantile account. Additionally, on May 15, 2003, the interest rate was modified to 10% annually. As part of our recently completed debt restructuring plan, on February 27, 2004, Cachagua repaid in full all amounts due under the mercantile account, which on such date was US$298 million, including principal of US$247 million and interest of US$51 million.

        In February 2003, we renewed two power purchase agreements for Energía Verde's Laja and Constitución plants. In addition, we entered into a new power purchase agreement for the Mostazal plant with Energía Verde. In December 2003, our board of directors and Eléctrica Santiago's board of directors approved the transfer from AES Gener to Eléctrica Santiago of the 100 MW Renca plant and properties for US$26.3 million. This agreement was executed in February 2004.

        Itabo holds contracts for 200 MW of capacity with Empresa Distribuidora del Sur and Empresa Distribuidora del Norte, which the government acquired in 2003 from Unión Fenosa. Additionally, Itabo has 100 MW of capacity contracted with Empresa Distribuidora del Este, a subsidiary of The AES Corporation. In October 2001, Itabo and these three distribution companies extended the terms of their original agreements from five to 15 years. The agreements now expire in July 2016. Additionally, in November 2001, Itabo entered into an agreement with an industrial client to supply 2 MW of capacity for three years, which will expire in October 2004.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

        We sold the old notes pursuant to a purchase agreement dated as of March 12, 2004, between us and Deutsche Bank Securities Inc., to whom we refer in this prospectus as the initial purchaser. The initial purchaser subsequently sold the old notes to "qualified institutional buyers", as defined in Rule 144A under the Securities Act, in reliance on Rule 144A, and to non-U.S. persons pursuant to offers and sales that occurred outside the United States within the meaning of Regulation S.

        As a condition to the initial sale of the old notes, we and the initial purchaser entered into a registration rights agreement dated as of March 22, 2004. Under the registration rights agreement, we agreed to:

  •
  file a registration statement under the Securities Act with the SEC with respect to the new notes; and

  •
  cause that registration statement to be declared effective within 270 days after the closing date.

        We agreed to issue and exchange the new notes for all old notes validly tendered and not validly withdrawn before the expiration of the exchange offer. We are sending this prospectus, together with the letter of transmittal, to all of the beneficial holders known to us. For each old note validly tendered to us pursuant to the exchange offer and not validly withdrawn, the holder will receive a new note having a principal amount equal to that of its tendered old note. We have filed a copy of the registration rights agreement as an exhibit to the registration statement that includes this prospectus. The registration statement is intended to satisfy some of our obligations under the registration rights agreement.

        The term "holder" with respect to the exchange offer means any person in whose name old notes are registered on the trustee's books, any other person who has obtained a properly completed bond power from the registered holder or any person whose old notes are held of record by The Depository Trust Company, which we refer to as the Depositary or DTC, who desires to deliver the old note by book-entry transfer at DTC.

Resale of the New Notes

        We believe that you will be allowed to resell the new notes to the public without registration under the Securities Act, and without delivering a prospectus that satisfies the requirements of Section 10 of the Securities Act, if you can make the representations set forth below under "—Procedures for Tendering Old Notes". However, if you (1) intend to participate in a distribution of the new notes, (2) are a broker-dealer that acquired the old notes from us in the initial offering with an intent to distribute those notes and not as a result of market-making activities or (3) are an "affiliate" of ours as that term is defined in Rule 405 of the Securities Act, you will not be eligible to participate in the exchange offer and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of your notes.

        We base our view on interpretations by the staff of the SEC in no-action letters issued to other issuers in exchange offers similar to ours. However, we have not asked the SEC to consider this particular exchange offer in the context of a no-action letter. Therefore, you cannot be sure that the SEC will treat it in the same way it has treated other exchange offers in the past.

        A broker-dealer that has acquired old notes as a result of market-making or other trading activities has to deliver a prospectus in order to resell any new notes it receives for its own account in the exchange offer. This prospectus may be used by such broker-dealer to resell any of its new notes. We have agreed that we will make this prospectus, as it may be amended or supplemented, available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution" for more information regarding broker-dealers.

        The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of the exchange offer would not comply with the securities or blue sky laws.

        The exchange offer is not subject to any federal or state regulatory requirements other than securities laws.

Terms of the Exchange Offer

        General.    Based on the terms and conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not validly withdrawn on or before the expiration date.

        Subject to the minimum denomination requirements of the new notes, we will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of outstanding old notes validly tendered pursuant to the exchange offer and not validly withdrawn on or before the expiration date. Holders may tender some or all of their old notes pursuant to the exchange offer. However, old notes may be tendered only in amounts that are integral multiples of $1,000 principal amount.

        The form and terms of the new notes are the same as the form and terms of the old notes except that:

  •
  the new notes will be registered under the Securities Act and, therefore, will not bear legends restricting the transfer of the new notes; and

  •
  holders of the new notes will not be entitled to any of the exchange offer provisions under the registration rights agreement, which rights will terminate upon the consummation of the exchange offer, or to the additional interest provisions of the registration rights agreement.

        The new notes of a particular series will evidence the same indebtedness as the old notes, and will be issued under, and be entitled to the benefits of, the same indenture that governs the old notes. As a result, both the new notes and the old notes will be treated as a single series of debt securities under the indenture. The exchange offer does not depend on any minimum aggregate principal amount of old notes being tendered for exchange.

        As of the date of this prospectus, US$400.0 million aggregate principal amount of the old notes are outstanding, all of which are registered in the name of Cede & Co., as nominee for DTC. Solely for reasons of administration, we have set the close of business on                           , 2004 as the record date for the exchange offer for purposes of determining the persons to whom we will initially mail this prospectus and the letter of transmittal. There will be no fixed record date for determining holders of the old notes entitled to participate in the exchange offer, and all holders of old notes may tender their old notes.

        We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and the applicable requirements of the Securities Exchange Act of 1934, which we refer to as the Exchange Act, and the related rules and regulations of the SEC.

Old notes that are not tendered for exchange in the exchange offer will remain outstanding and interest on these notes will continue to accrue at a rate equal to 7.50% per year.

        We will be deemed to have accepted validly tendered old notes if and when we give oral or written notice of our acceptance to Deutsche Bank Trust Company Americas, which is acting as the exchange agent. The exchange agent will act as agent for the tendering holders of old notes for the purpose of receiving the new notes from us.

        If you validly tender old notes in the exchange offer, you will not be required to pay brokerage commissions or fees. In addition, subject to the instructions in the letter of transmittal, you will not have to pay transfer taxes for the exchange of old notes. We will pay all charges and expenses in connection with the exchange offer, other than certain applicable taxes described under "—Fees and Expenses".

Expiration Date; Extensions; Amendments

        The "expiration date" means 5:00 p.m., New York City time, on                           , 2004, unless we extend the exchange offer, in which case the expiration date is the latest date and time to which we extend the exchange offer. We do not currently intend to extend the exchange offer. However, if we elect to extend the exchange offer on one or more occasions, we will not extend the exchange offer for more than an aggregate of 30 days.

        In order to extend the exchange offer, we will:

  •
  notify the exchange agent of any extension by oral or written communication; and

  •
  issue a press release or other public announcement, which will report the approximate number of old notes tendered, before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

        During any extension of the exchange offer, all old notes previously validly tendered and not validly withdrawn will remain subject to the exchange offer.

        We reserve the right:

  •
  to delay accepting any old notes;

  •
  to amend the terms of the exchange offer in compliance with the provisions of the Exchange Act;

  •
  to extend the exchange offer; or

  •
  if, in the opinion of our counsel, the consummation of the exchange would violate any law or interpretation of the staff of the SEC, to terminate or amend the exchange offer by giving oral or written notice to the exchange agent.

        Any delay in acceptance, extension, termination, or amendment will be followed as soon as practicable by a press release or other public announcement. If we amend the exchange offer in a manner that we determine constitutes a material change, we will promptly disclose that amendment by means of a prospectus supplement that will be distributed to the registered holders of the old notes, and we will extend the exchange offer for a period of time that we will determine to comply with the Exchange Act, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the exchange offer would have otherwise expired.

        In all cases, issuance of the new notes for old notes that are accepted for exchange will be made only after timely receipt by the exchange agent of a properly completed and duly executed letter of transmittal or a book-entry confirmation with an agent's message, in each case with all other required documents. However, we reserve the right to waive any conditions of the exchange offer, which we, in our reasonable discretion, determine are not satisfied, or any defects or irregularities in the tender of old notes. If we do not accept any tendered old notes for any reason set forth in the terms and conditions of the exchange offer or if you submit old notes for a greater principal amount than you want to exchange, we will return the unaccepted or non-exchanged old notes to you, or substitute old notes evidencing the unaccepted or non-exchanged portion, as appropriate. See "—Return of Old Notes". We will deliver new notes issued in exchange for old notes validly tendered and accepted for exchange, and we will promptly return any old notes not accepted for exchange for any reason, to the applicable tendering holder.

Interest on the New Notes

        Interest on the new notes will be payable on each interest payment date on which the new notes are outstanding. Interest on the new notes will accrue at the rate of 7.50% per annum from the issue date or from the most recent interest payment date to which interest on the notes has been paid or duly provided for. Interest accrued on the old notes accepted for exchange will not be payable under such old notes but will instead be payable under the new notes for which such old notes were exchanged. Consequently, holders who exchange their old notes for new notes will receive the same interest payment on each interest payment date following the issue of the new notes that they would have received had they not accepted the exchange offer.

Procedures for Tendering Old Notes

        If you wish to tender old notes you must:

  •
  complete and sign the letter of transmittal or send a timely confirmation of a book-entry transfer of old notes to the exchange agent;

  •
  have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal; and

  •
  mail or deliver the required documents to the exchange agent at its address set forth in the letter of transmittal for receipt on or before the expiration date.

        In addition, either:

  •
  certificates for old notes must be received by the exchange agent along with the letter of transmittal; or

  •
  a timely confirmation of a book-entry transfer of old notes into the exchange agent's account at DTC, pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent on or before the expiration date.

        If you do not validly withdraw your tender of old notes on or before the expiration date, it will indicate an agreement between you and our company that you have agreed to tender the old notes, in accordance with the terms and conditions in the letter of transmittal.

        The method of delivery of old notes, the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand/delivery service, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure delivery to the exchange agent on or before the expiration date. Do not send any letter of transmittal or old notes to us. You may request that your broker, dealer, commercial bank, trust company, or other nominee effect delivery of your old notes for you.

        If you beneficially own the old notes and you hold those old notes through a broker, dealer, commercial bank, trust company, or other nominee and you want to tender your old notes, you should contact that nominee promptly and instruct it to tender your old notes on your behalf.

        Generally, an eligible institution must guarantee signatures on a letter of transmittal unless:

  •
  you tender your old notes as the registered holder (a registered holder means any participant in DTC whose name appears on a security listing as the owner of old notes) and the new notes issued in exchange for your old notes are to be issued in your name and delivered to you at your registered address appearing on the security register for the old notes; or

  •
  you tender your old notes for the account of an eligible institution.

        An "eligible institution" means:

  •
  a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.;

  •
  a commercial bank or trust company having an office or correspondent in the United States; or

  •
  an "eligible guarantor institution" as defined by Rule 17Ad-15 under the Exchange Act.

        In each instance, the eligible institution must be a member of one of the signature guarantee programs identified in the letter of transmittal in order to guarantee signatures on a letter of transmittal.

        If the new notes or unexchanged old notes are to be delivered to an address other than that of the registered holder appearing on the security register for the old notes, an eligible institution must guarantee the signature on the letter of transmittal.

        Tendered old notes will be deemed to have been received as of the date when the exchange agent receives a properly completed and signed letter of transmittal accompanied by the tendered old notes or a confirmation of book-entry transfer of such old notes into the exchange agent's account at DTC with an agent's message.

        Issuances of new notes in exchange for old notes will be made only against submission of a duly signed letter of transmittal and any other required documents and deposit of the tendered old notes, or confirmation of a book-entry transfer of such old notes into the exchange agent's account at DTC pursuant to the book-entry procedures described below.

        We will make the final determination regarding all questions relating to the validity, form and eligibility, including time of receipt of tenders and withdrawals of tendered old notes. Our determination will be final and binding on all parties.

        We reserve the absolute right to reject any and all old notes improperly tendered. We will not accept any old notes if our acceptance of them would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defects, irregularities, or conditions of tender as to any particular old note. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, you must cure any defects or irregularities in connection with tenders of old notes on or before the expiration date. Although we intend to notify holders of defects or irregularities in connection with tenders of old notes, neither we, the exchange agent, nor anyone else will incur any liability for failure to give that notice. Tenders of old notes will be deemed to have been made until any defects or irregularities have been cured or waived. All conditions of the exchange offer will be satisfied or waived prior to the expiration of the exchange offer. We will not waive any condition of the exchange offer with respect to any noteholder unless we waive such condition for all noteholders.

        We have no current plan to acquire, or to file a registration statement to permit resales of any old notes that are not validly tendered pursuant to the exchange offer. However, we reserve the right in our sole discretion to purchase or make offers for any old notes that remain outstanding after the expiration date. To the extent permitted by law, we also reserve the right to purchase old notes in the open market, in privately negotiated transactions, or otherwise. The terms of any future purchases or offers could differ from the terms of the exchange offer.

        Pursuant to the letter of transmittal, if you elect to tender old notes in exchange for new notes, you must exchange, assign, and transfer the old notes to us and irrevocably constitute and appoint the exchange agent as your true and lawful agent and attorney-in-fact with respect to the tendered old notes, with full power of substitution, among other things, to cause the old notes to be assigned, transferred, and exchanged. By executing the letter of transmittal, you make the representations and warranties set forth below to us. By executing the letter of transmittal you also promise, on our request, to execute and deliver any additional documents that we consider necessary to complete the exchange of old notes for new notes as described in the letter of transmittal.

        Under existing interpretations of the SEC contained in several no-action letters to third parties, we believe that the new notes will be freely transferable by the holders after the exchange offer without further registration under the Securities Act. However, each holder who wishes to exchange its old notes for new notes will be required to represent:

  •
  that the holder has full power and authority to tender, exchange, assign and transfer the old notes tendered;

  •
  that we will acquire good title to the old notes being tendered, free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sale agreements or other obligations relating to their sale or transfer, and not subject to any adverse claim when we accept the old notes;

  •
  that the holder is acquiring the new notes in the ordinary course of your business;

  •
  that the holder is not participating in and does not intend to participate in a distribution of the new notes;

  •
  that the holder has no arrangement or understanding with any person to participate in the distribution of the new notes;

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  that the holder is not an "affiliate", as defined in Rule 405 under the Securities Act, of us; and

  •
  that if the holder is a broker-dealer and it will receive new notes for its own account in exchange for old notes that it acquired as a result of market-making activities or other trading activities, it will deliver a prospectus in connection with any resale of the new notes.

        If you cannot make any of these representations, you will not be eligible to participate in the exchange offer, you should not rely on the interpretations of the staff of the SEC in connection with the exchange offer and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of your notes.

        Participation in the exchange offer is voluntary. You are urged to consult your financial and tax advisors in deciding whether to participate in the exchange offer.

Return of Old Notes

        If any old notes are not accepted for any reason described in this prospectus, or if old notes are validly withdrawn or are submitted for a greater principal amount than you want to exchange, the exchange agent will return the unaccepted, withdrawn, or non-exchanged old notes to you or, in the case of old notes tendered by book-entry transfer, into an account for your benefit at DTC, unless otherwise provided in the letter of transmittal. The old notes will be credited promptly to an account maintained with DTC.

Book-Entry Transfer

        The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC's system may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. To validly tender notes through DTC, the financial institution that is a participant in DTC will electronically transmit its acceptance through the Automatic Transfer Offer Program. DTC will then edit and verify the acceptance and send an agent's message to the exchange agent for its acceptance. An agent's message is a message transmitted by DTC to the exchange agent stating that (1) DTC has received an express acknowledgment from the participant in DTC tendering the old notes that the participant has received the letter of transmittal, (2) the participant agrees to be bound by the terms of the letter of transmittal and (3) we may enforce the agreement against the participant.

        A tender of old notes through a book-entry transfer into the exchange agent's account at DTC will only be effective if an agent's message or the letter of transmittal with any required signature guarantees and any other required documents are transmitted to and received by the exchange agent at its address set forth in the letter of transmittal for receipt on or before the expiration date. Delivery of documents to DTC does not constitute delivery to the exchange agent.

Withdrawal of Tenders of Old Notes

        You may withdraw your tender of old notes at any time on or before the expiration date.

        To withdraw old notes tendered in the exchange offer, the exchange agent must receive a written notice of withdrawal at its address set forth below on or before the expiration date. Any notice of withdrawal must:

  •
  specify the name of the person having deposited the old notes to be withdrawn;

  •
  identify the old notes to be withdrawn, including the certificate number or numbers, if applicable, and principal amount of the old notes;

  •
  contain a statement that the holder is withdrawing the election to have the old notes exchanged;

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  be signed by the holder in the same manner as the original signature on the letter of transmittal used to tender the old notes; and

  •
  specify the name in which any old notes are to be registered, if different from that of the registered holder of the old notes and, unless the old notes were tendered for the account of an eligible institution, the signatures on the notice of withdrawal must be guaranteed by an eligible institution. If old notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC.

        We will make the final determination on all questions regarding the validity, form, eligibility, including time of receipt of notices of withdrawal, and our determination will be final and binding on all parties. Any old notes validly withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no new notes will be issued in exchange unless the old notes so withdrawn are validly tendered again. Properly withdrawn old notes may be tendered again by following one of the procedures described above under "—Procedures for Tendering Old Notes" at any time on or before the expiration date. Any old notes that are not accepted for exchange will be returned at no cost to the holder or, in the case of old notes tendered by book-entry transfer, into an account for your benefit at DTC pursuant to the book-entry transfer procedures described above, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer.

Conditions of the Exchange Offer

        Notwithstanding any other term of the exchange offer, or any extension of the exchange offer, we may terminate the exchange offer before acceptance of the old notes if in our reasonable judgment:

  •
  the exchange offer would violate applicable law or any applicable interpretation of the staff of the SEC;

  •
  any action or proceeding has been instituted or threatened in any court of New York by any governmental agency that might materially impair our ability to proceed with or complete the exchange offer or any material adverse development has occurred with respect to us; or

  •
  we have not obtained any governmental approval which we deem necessary for the consummation of the exchange offer.

        If we, in our reasonable discretion, determine that any of the above conditions is not satisfied, we may:

  •
  refuse to accept any old notes and return all tendered old notes to the tendering holders;

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  extend the exchange offer and retain all old notes tendered on or before the expiration date, subject to the holders' right to withdraw the tender of the old notes; or

  •
  waive any unsatisfied conditions regarding the exchange offer and accept all properly tendered old notes that have not been withdrawn. If this waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the registered holders of the old notes, and we will extend the exchange offer for a period of time that we determine to be appropriate, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the exchange offer would have otherwise expired.

        All conditions to the exchange offer will be satisfied or waived prior to the expiration of the exchange offer. We will not waive any conditions of the exchange offer with respect to any noteholder unless we waive such condition for all noteholders.

        If we fail to consummate the exchange offer or file, have declared effective or keep effective a shelf registration statement within time periods specified by the registration rights agreement, we may be required to pay additional interest in respect of the old notes. See "—Description of the New Notes—Registration Rights".

Exchange Agent

        We have appointed Deutsche Bank Trust Company Americas to act as exchange agent for the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent at the following addresses:

DEUTSCHE BANK TRUST COMPANY AMERICAS

Information (800) 735-7777

By Registered or Certified Mail:	Regular Mail & Overnight Courier:	In Person by Hand Only:
DB Services Tennessee, Inc. Reorganization Unit P.O. Box 292737 Nashville, TN 37229-2737 Fax: (615) 835-3701	DB Services Tennessee, Inc. Trust and Securities Services Reorganization Unit 648 Grassmere Park Road Nashville, TN 37211 Attention: Karl Shepherd Confirm by Telephone (615) 835-3572	Deutsche Bank Trust Company Americas C/O The Depository Trust Clearing Corporation 55 Water Street, 1st floor Jeanette Park Entrance New York, NY 10041
By Facsimile Transmission:
(615) 835-3701 Attention: Karl Shepherd

Fees and Expenses

        We will pay all expenses incurred in connection with the performance of our obligations in the exchange offer, including registration fees, fees and expenses of the exchange agent, the transfer agent and registrar, and printing costs.

        We will also bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, additional solicitations may be made by facsimile, telephone, in person by our officers and regular employees or by officers and employees of our affiliates. We will pay no additional compensation to any officers and employees who solicit tenders.

        We have not retained any dealer-manager or other soliciting agent for the exchange offer and will not make any payments to brokers, dealers, or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for related, reasonable out-of-pocket expenses. We may also reimburse brokerage houses and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses they incur in forwarding copies of this prospectus, the letter of transmittal and related documents.

        We will pay all transfer taxes, if any, applicable to the exchange of the old notes. If, however, new notes, or old notes for principal amounts not tendered or accepted for exchange, are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the old notes tendered, or if a transfer tax is imposed for any reason other than the exchange, then the amount of any transfer taxes will be payable by the person tendering the notes. If you do not submit satisfactory evidence of payment of those taxes or exemption from payment of those taxes with the letter of transmittal, we will bill the amount of those transfer taxes directly to you.

Consequences of Failure to Exchange

        Old notes that are not exchanged will remain "restricted securities" within the meaning of Rule 144(a)(3) of the Securities Act. Accordingly, old notes may not be offered, sold, pledged or otherwise transferred except:

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  to us or to any of our subsidiaries;

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  inside the United States to a qualified institutional buyer in compliance with Rule 144A under the Securities Act;

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  inside the United States to an institutional accredited investor who, before the transfer, furnishes to the trustee a signed letter containing certain representations and agreements relating to the restrictions on transfer of the old notes, the form of which you can obtain from the trustee and an opinion of counsel acceptable to us and the trustee that the transfer complies with the Securities Act;

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  outside the United States in compliance with Rule 904 under the Securities Act;

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  pursuant to the exemption from registration provided by Rule 144 under the Securities Act, if available;

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  in accordance with another exemption from the registration requirements of the Securities Act and based upon an opinion of counsel, if we so request; or

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  pursuant to an effective registration statement under the Securities Act.

        The liquidity of the old notes could be adversely affected by the exchange offer. See "Risk Factors—There is no public market for the new notes". Following consummation of the exchange offer, we will not be required to register under the Securities Act any old notes that remain outstanding except in the limited circumstances in which we are obligated to file a shelf registration statement for certain holders of old notes not eligible to participate in the exchange offer pursuant to the registration rights agreement. Interest on any old notes not tendered or otherwise accepted for exchange in the exchange offer will continue to accrue at a rate equal to 7.50% per year.

Accounting Treatment

        For accounting purposes, we will recognize no gain or loss as a result of the exchange offer. We will amortize the expenses of the exchange offer and the unamortized expenses related to the issuance of the old notes over the remaining term of the notes.

DESCRIPTION OF THE NEW NOTES

        The description set forth below is applicable to the new notes and the old notes except as otherwise indicated. The term "notes" refers to both the new notes and the old notes unless otherwise indicated.

        The old notes were, and the new notes will be, issued under, and are, or will be, governed by, the indenture dated as of March 22, 2004, or the indenture, among AES Gener, Law Debenture Trust Company of New York, as trustee, or the Trustee, and Deutsche Bank Trust Company Americas, as Note Registrar and Paying Agent. The following is an accurate summary of the material terms of the indenture, but does not restate the indenture in its entirety. The following summary of certain provisions of the indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the indenture. You can find the definitions of capitalized terms used in the following summary under the subheading "—Definitions". We urge you to read the indenture because it, and not this summary, defines your rights as a holder of the relevant type of new notes. We will send you a copy of the indenture upon request. Copies of the indenture are available for inspection during normal business hours at our principal office and at the office of the Trustee in The City of New York. The indenture has also been filed as an exhibit to the registration statement on Form F-4 relating to the offering of the new notes and you may obtain a copy of the indenture by visiting the SEC's website at www.sec.gov. For purposes of this "Description of the New Notes", the term "AES Gener" means AES Gener S.A. and its successors under the indenture, in each case excluding its subsidiaries.

General

        The indenture does not limit the aggregate principal amount of the debt securities that may be issued under the indenture.

        The notes will be issued in registered form in denominations of US$1,000 and any integral multiples thereof and will be issued as one or more global notes. Principal is payable, and the notes are transferable and exchangeable at our office or agency maintained for such purposes in New York City, New York, which initially is the Corporate Trust Office of the Trustee; provided that the global note is exchangeable only in the manner and to the extent set forth under "—Form and Registration". The notes may be transferred, combined or divided without payment of any charge other than taxes or other governmental charges.

        The notes will mature on March 25, 2014, and the aggregate principal amount of notes outstanding at such time will become due and payable. The notes bear interest at the rate per annum of 7.50% from March 22, 2004, the date of issuance. Interest on the notes is payable semiannually on March 25 and September 25 of each year, to the person in whose name a note is registered at the close of business on the preceding March 10 or September 10 (each a "Record Date"), as the case may be. Interest on the notes is computed on the basis of a 360-day year of twelve 30-day months. Holders must surrender the notes to the paying agent for the notes to collect principal payments. Except as described in "—Form and Registration", AES Gener will pay principal and interest at the office or agency of the Company maintained for that purpose in New York City, New York.

        The principal of and interest on the notes is payable in U.S. dollars or in such other coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

        The notes are our direct and unsubordinated obligations ranking pari passu with all of our other senior unsecured and unsubordinated obligations (except those obligations preferred by operation of law). AES Gener conducts a substantial part of its operations through its subsidiaries. The notes effectively rank junior to any indebtedness of our subsidiaries and any of our secured indebtedness up to the value of the assets securing such indebtedness. At June 30, 2004, AES Gener had secured debt obligations of Ch$53,322 million (US$83.8 million) related to the restructured indebtedness of TermoAndes and InterAndes and AES Gener's subsidiaries had aggregate indebtedness of Ch$253,575 million (US$399 million) outstanding to third parties, including approximately Ch$198,510 million (US$312 million) of secured indebtedness, which also effectively ranks senior to the notes. At the same date, AES Gener had no indebtedness that ranked junior to the notes. The indenture restricts the amount of additional indebtedness that may be incurred by AES Gener and its Restricted Subsidiaries and contains certain restrictions on AES Gener's ability and its subsidiaries' ability to incur additional secured indebtedness. AES Gener's ability to pay principal and interest on the notes is, to a large extent, dependent upon the payment to it of distributions, dividends, interest or other amounts by its subsidiaries.

Form and Registration

        The certificates representing the new notes will be issued in fully registered form without interest coupons.

        The new notes initially will be represented by one or more permanent global certificates in definitive, fully registered book-entry form, or the global notes. The global notes will be deposited upon issuance with, or on behalf of, The Depository Trust Company, New York, New York, or DTC, and registered in the name of a nominee of DTC.

        We expect that pursuant to procedures established by DTC:

  •
  upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the principal amount of new notes of the individual beneficial interests represented by such global securities to the respective accounts of persons who have accounts with such depositary; and

  •
  ownership of beneficial interests in the global notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

        Payment of principal and interest to Holders of new notes in definitive, fully registered form will be made to those Holders in whose names the new notes are registered at the close of business on the immediately preceding Record Date. Payment will be made by wire transfer or in the form of a check mailed to the address of such Holder, as it appears on the register maintained by the security registrar and paying agent. However, the final payment on any new note in definitive, fully registered form will be made only upon presentation and surrender of such new note at the offices of the paying agent on the payment date. The paying agent will maintain one such office in Luxembourg for as long as the notes are listed on the Luxembourg Stock Exchange.

        Ownership of beneficial interests in a global note is limited to persons who have accounts with DTC or Euroclear and Clearstream (the "participants"), or persons who hold interests through participants. Ownership of beneficial interests in a global note is shown on, and the transfer of that ownership will be effected only through records maintained by DTC, Euroclear or Clearstream, as applicable, or their respective nominees (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

        So long as DTC, Euroclear or Clearstream, as applicable, or any nominee, is the registered owner or holder of a global note, DTC, Euroclear or Clearstream, or such nominee, as the case may be, will be considered the sole owner or holder of the new notes represented by such global note for all purposes under the indenture. No beneficial owner of an interest in a global note will be able to transfer that interest except in accordance with DTC's, Euroclear's or Clearstream's applicable procedures, in addition to those provided for under the indenture. Payments made with respect to a global note are made to DTC, Euroclear or Clearstream, as applicable, or their nominees, as the registered owner thereof. Neither AES Gener, the Trustee, nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        AES Gener expects that DTC, Euroclear or Clearstream, as applicable, or their nominees, upon receipt of any payment in respect of a global note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such global note as shown on their respective records. AES Gener also expects that payments by participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

        Transfers between participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures. Transactions settled through DTC, Euroclear or Clearstream will settle on a T+3 basis.

        AES Gener expects that DTC, Euroclear or Clearstream, as applicable, will take any action permitted to be taken by a holder of new notes (including the presentation of new notes for exchange) only at the direction of one or more participants to whose account the interest in a global note is credited and only in respect of such portion of the securities as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the new notes, each of DTC, Euroclear or Clearstream, as applicable, will exchange the applicable global notes for certificated notes that it will distribute to its participants.

        AES Gener understands that DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants thereby eliminating the need for physical movement of certificates and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant either directly or indirectly, or indirect participants.

        AES Gener understands that Euroclear and Clearstream hold securities for participating organizations and facilitate the clearance and settlement of securities transactions between their respective participants through electronic book-entry changes in accounts of such participants. Euroclear and Clearstream provide to their participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream interface with domestic securities markets. Euroclear and Clearstream participants are financial institutions such as underwriters, securities brokers and dealers, banks, test companies and certain other organizations. Indirect access to Euroclear or Clearstream is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Euroclear or Clearstream participant, either directly or indirectly.

        Crossmarket transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of each of Euroclear or Clearstream by its common depositary; however, such crossmarket transactions will require delivery of instructions to Euroclear or Clearstream by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream will, if the transaction meets its settlement requirements, deliver instructions to its common depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the common depositaries for Euroclear or Clearstream.

        Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of interest in a global note by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

        Although DTC, Euroclear and Clearstream are expected to follow the foregoing procedures in order to facilitate transfers of interests in a global note among participants of DTC, Euroclear and Clearstream, as the case may be, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of AES Gener, the Trustee or any paying agent will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

        If DTC is at any time unwilling or unable to continue as a depositary, or Euroclear and Clearstream cease to be clearing agencies for the global notes and a successor depositary is not appointed by us within 90 days, AES Gener will issue certificated notes in exchange for the global notes in accordance with DTC's rules and procedures in addition to those provided for under the indentures.

Restrictive Covenants

Limitation on Indebtedness

        (1)   AES Gener will not, and will not permit any Restricted Subsidiary to, Incur any Indebtedness; provided, however, that AES Gener or any Restricted Subsidiary may Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto, the Interest Coverage Ratio would be no less than 2.4:1; and the Total Debt to EBITDA Ratio would be no greater than 4.5:1.

        (2)   Notwithstanding the foregoing paragraph (1), AES Gener and its Restricted Subsidiaries may Incur the following Indebtedness:

          (a)   Indebtedness of AES Gener owed to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owed to and held by AES Gener or any Restricted Subsidiary; provided, however, that:

              (i)  any subsequent issuance or transfer of any Capital Stock or any other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to AES Gener or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof, and

             (ii)  if AES Gener is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the notes;

          (b)   Indebtedness:

              (i)  represented by the notes,

             (ii)  outstanding on the Closing Date,

            (iii)  consisting of Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (b) or the foregoing paragraph (1), or

            (iv)  consisting of Guarantees of any Indebtedness permitted under clause (a) of this paragraph (2);

          (c)   (i) Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by AES Gener (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Subsidiary of, or was otherwise acquired by, AES Gener); provided, however, that on the date that such Restricted Subsidiary is acquired by AES Gener, AES Gener would have been able to Incur US$1.00 of additional Indebtedness pursuant to the foregoing paragraph (1) after giving effect to the Incurrence of such Indebtedness pursuant to this clause (c), and

             (ii)  Refinancing Indebtedness Incurred by AES Gener or a Restricted Subsidiary in respect of Indebtedness Incurred pursuant to this clause (c);

          (d)   Indebtedness in respect of performance bonds, bankers' acceptances, letters of credit and surety or appeal bonds provided by AES Gener and the Restricted Subsidiaries in the ordinary course of their business;

          (e)   Purchase Money Indebtedness and Capitalized Lease Obligations in an aggregate principal amount not in excess of US$20 million at any time outstanding;

          (f)    Hedging Obligations of AES Gener or any Restricted Subsidiary directly related to Indebtedness permitted to be Incurred by AES Gener or any Restricted Subsidiary pursuant to the indenture for the purpose of fixing or hedging interest rate risk or currency fluctuations and Regulated Customer Revenue Hedges;

          (g)   (i) Indebtedness of another Person Incurred and outstanding on or prior to the date on which such Person consolidates with or merges with or into AES Gener (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Person consolidates with or merges with or into AES Gener); provided, however, that on the date that such transaction is consummated, AES Gener would have been able to Incur US$1.00 of additional Indebtedness pursuant to the foregoing paragraph (1) after giving effect to the Incurrence of such Indebtedness pursuant to this clause (g), and

             (ii)  Refinancing Indebtedness Incurred by AES Gener or any successor in compliance with the covenant described under "—Consolidation, Merger, Conveyance, Sale or Lease" in respect of Indebtedness Incurred pursuant to subclause (i) of this clause (g);

          (h)   Indebtedness Incurred under the TermoAndes/InterAndes Facility and any Refinancing Indebtedness Incurred in connection therewith; and

          (i)    other Indebtedness in an aggregate principal amount not to exceed US$20 million at any one time outstanding.

        (3)   Notwithstanding the foregoing, AES Gener may not Incur any Indebtedness pursuant to paragraph (2) above if the proceeds thereof are used, directly or indirectly, to repay, prepay, redeem, defease, retire, refund or refinance any Subordinated Obligations, unless such Indebtedness will be subordinated to the notes to at least the same extent as such Subordinated Obligations.

        (4)   Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that AES Gener or any Restricted Subsidiary may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rates of currencies.

        For purposes of determining the outstanding principal amount of any particular Indebtedness Incurred pursuant to this covenant:

        (a)   Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness; and

        (b)   in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in this covenant, AES Gener, in its sole discretion, shall classify such Indebtedness and only be required to include the amount of such Indebtedness in one of such clauses.

Limitation on Liens

        AES Gener covenants and agrees that neither it nor any Restricted Subsidiary will issue, assume or Guarantee any Indebtedness secured by a Lien upon any property or assets of AES Gener or any Restricted Subsidiary without effectively providing that the notes (together with, if AES Gener so determines, any other Indebtedness or obligation then existing or thereafter created ranking equally with the notes) shall be secured equally and ratably with (or prior to) such Indebtedness so long as such Indebtedness shall be so secured, except that the foregoing provisions shall not apply to:

          (a)   Liens in existence on the Closing Date;

          (b)   Liens created solely for the purpose of securing Indebtedness Incurred to finance, refinance or refund the purchase price or cost (including the cost of construction) of property or assets acquired after the Closing Date (by purchase, construction or otherwise), including after/acquired inventory or other assets, or Liens in favor of Guarantors of obligations or Indebtedness (including the Indebtedness of another Person) representing, or Incurred to finance, refinance or refund, such purchase price or cost, provided that no such Lien shall extend to or cover any property or assets other than the property or assets so acquired and improvements thereon (other than, in the case of Liens securing Indebtedness Incurred to finance construction or improvement costs, any theretofore unimproved real property on which the property so constructed, or the improvement, is located);

          (c)   Liens which secure only Indebtedness owing by a Restricted Subsidiary to AES Gener and/or one or more Restricted Subsidiaries or by AES Gener to one or more Restricted Subsidiaries;

          (d)   Liens on any property or assets acquired from a corporation which is merged with or into AES Gener or any Restricted Subsidiary, or any Liens on the property or assets of any corporation or other entity existing at the time such corporation or other entity becomes a Subsidiary and, in either such case, is not created as a result of or in connection with or in anticipation of any such transaction (unless such Lien was created to secure or provide for the payment of any part of the purchase price of such corporation);

          (e)   any Lien on any property or assets existing at the time of acquisition thereof and which is not created as a result of or in connection with or in anticipation of such acquisition (unless such Lien was created to secure or provide for the payment of any part of the purchase price of such property or assets);

          (f)    Liens created by AES Gener on its approximately 143/km transmission line from Sico, at the Chilean/Argentine border, to AES Gener's substation at Atacama and related interconnection facilities in Chile owned by AES Gener, securing the TermoAndes/InterAndes Facility;

          (g)   any Lien on the Capital Stock of an Unrestricted Subsidiary; or

          (h)   any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any Lien referred to in the foregoing clauses (a) through (g) or of any Indebtedness secured thereby, provided that the principal amount of Indebtedness so secured thereby shall not exceed the principal amount of Indebtedness so secured at the time of such extension, renewal or replacement (plus reasonable expenses incurred in connection therewith), and that such extension, renewal or replacement Lien shall be limited to all or part of the property which secured the Lien extended, renewed or replaced (plus improvements on or additions to such property).

        Notwithstanding the foregoing provisions of this covenant, AES Gener and one or more Restricted Subsidiaries may issue, assume or Guarantee Indebtedness secured by Liens which would otherwise be subject to the foregoing restrictions in an aggregate principal amount which, together with the aggregate outstanding principal amount of all other Indebtedness of AES Gener and its Restricted Subsidiaries which would otherwise be subject to the foregoing restrictions (not including Indebtedness permitted to be secured under clauses (a) through (h)) and the aggregate value of the Sale and Lease-Back Transactions in existence at such time (not including Sale and Lease-Back Transactions as to which AES Gener has complied with the restriction set forth in the covenant described under "—Limitation on Sale and Lease-Back Transactions") does not at the time of issuance, assumption, or Guarantee thereof exceed US$50 million.

        Liens required by any contract or statute in order to permit AES Gener or a Restricted Subsidiary to perform any contract or subcontract made by it with or at the request of a governmental entity or any department, agency or instrumentality thereof, or to secure partial, progress, advance or any other payments to AES Gener or any Restricted Subsidiary by a governmental entity or any department, agency or instrumentality thereof pursuant to the provisions of any contract or statute shall not be deemed to create Indebtedness secured by Liens.

Limitation on Sale and Lease-Back Transactions

        AES Gener covenants and agrees that neither AES Gener nor any Restricted Subsidiary will enter into any Sale and Lease-Back Transaction unless either:

          (a)   AES Gener or such Restricted Subsidiary would be entitled:

              (i)  pursuant to the provisions of the covenant described above under "—Limitation on Indebtedness" to Incur Indebtedness in a principal amount equal to or exceeding the Value of such Sale and Lease-Back Transaction; and

             (ii)  pursuant to the provisions of the covenant described above under "—Limitation on Liens" to Incur a Lien to secure such Indebtedness; or

          (b)   AES Gener, during or immediately after the expiration of four months after the effective date of such Sale and Lease-Back Transaction (whether made by AES Gener or a Restricted Subsidiary), applies to the voluntary retirement of Funded Debt an amount equal to the Value of such Sale and Lease-Back Transaction, less an amount equal to the sum of:

              (i)  the principal amount of notes delivered, within such four-month period, to the Trustee for retirement and cancellation and

             (ii)  the principal amount of other Funded Debt voluntarily retired by AES Gener within such four-month period, in each case excluding retirements of notes and other Funded Debt as a result of conversions or pursuant to mandatory sinking fund or mandatory prepayment provisions or by payment at maturity.

Limitation on Sales of Assets

        (1)   AES Gener will not, and will not permit any Restricted Subsidiary to, make any Asset Disposition unless:

          (a)   AES Gener or such Restricted Subsidiary receives consideration (including by way of relief from, or by any other Person assuming sole responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Disposition at least equal to the fair market value, as determined in good faith by the Board of Directors of AES Gener or the relevant Restricted Subsidiary, of the shares and/or assets subject to such Asset Disposition;

          (b)   at least 75% of the consideration thereof received by AES Gener or such Restricted Subsidiary is in the form of cash; provided that the following shall be deemed to be cash for purposes of this clause (b):

              (i)  the amount of any liabilities (as shown on AES Gener's, or such Restricted Subsidiary's, most recent balance sheet or in the notes thereto) of AES Gener or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the notes) that are assumed by the transferee of any such assets, and

             (ii)  the amount of any securities received by AES Gener or such Restricted Subsidiary from such transferee that are converted by AES Gener or such Restricted Subsidiary into cash (to the extent of the cash received) within 90 days following the closing of such Asset Disposition, (for purposes of this paragraph (b), all determinations of fair market value shall be made in good faith by the Board of Directors of AES Gener or the relevant Restricted Subsidiary and evidenced by an Officers' Certificate delivered to the Trustee); and

          (c)   an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by AES Gener (or the relevant Restricted Subsidiary):

              (i)  first, to the extent AES or such Restricted Subsidiary elects to, or enters into a binding agreement to, reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with cash in an amount equal to the amount of Net Available Cash received by, or to be received by, AES Gener or another Restricted Subsidiary) within 270 days of the later of such Asset Disposition or the receipt of such Net Available Cash; and

             (ii)  second, to the extent of the balance of such Net Available Cash after application in accordance with clause (i), to make an Offer (as defined in clause (2) below) to purchase notes pursuant to and subject to the conditions set forth in paragraph (2) below; provided, however, that, if AES Gener elects, such Offer may be made ratably to purchase the notes and other Senior Indebtedness of AES Gener; provided, however, that, in connection with any prepayment, repayment or purchase of Indebtedness pursuant to this clause (ii), AES Gener or such Restricted Subsidiary will retire such Indebtedness and will cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased. Upon completion of any Offer, the amount of Net Available Cash shall be reset at zero and AES Gener shall be entitled to use any remaining proceeds for any corporate purposes to the extent permitted under the indenture.

        Notwithstanding the foregoing provisions of this covenant, AES Gener and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant unless the aggregate Net Available Cash from all Asset Dispositions that is not applied in accordance with this covenant exceeds US$15 million (in which case AES Gener and/or the Restricted Subsidiary shall be required to apply in accordance with this covenant all Net Available Cash that has not previously been applied in accordance with this covenant).

        (2)   In the event of an Asset Disposition that requires the purchase of notes pursuant to clause (c)(ii) above, AES Gener will be required to offer to purchase notes tendered pursuant to an offer by AES Gener for the notes, or an Offer at a purchase price of 100% of their principal amount plus accrued and unpaid interest (including Additional Amounts, if any) thereon, to the date of purchase in accordance with the procedures (including prorating in the event of oversubscription) set forth in the indenture and to purchase other Senior Indebtedness on the terms and to the extent contemplated thereby. AES Gener will not be required to make an Offer for notes (and other Senior Indebtedness) pursuant to this covenant if the Net Available Cash available therefore (after application of the proceeds as provided in clause (c)(i) above) is less than US$15 million for any particular Asset Disposition (which lesser amount will be carried forward for purposes of determining whether an Offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).

        (3)   AES Gener will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, AES Gener will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

Limitation on Restricted Payments

        (1)   AES Gener will not, and will not permit any Restricted Subsidiary, directly or indirectly, to:

          (a)   declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving AES Gener or any Subsidiary of AES Gener) or similar payment to the direct or indirect holders of its Capital Stock except dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock or Preferred Stock) and except dividends or distributions payable to AES Gener or another Restricted Subsidiary (and, if such Restricted Subsidiary has shareholders other than AES Gener or other Restricted Subsidiaries, to its other shareholders on a pro rata basis);

          (b)   purchase, redeem, retire or otherwise acquire for value any Capital Stock of Parent, AES Gener or any Restricted Subsidiary held by Persons other than AES Gener or another Restricted Subsidiary (other than a purchase, redemption, retirement or other acquisition for value that would constitute a Permitted Investment);

          (c)   purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment any Subordinated Obligations (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, due within one year of the date of acquisition); or

          (d)   make any Investment (other than a Permitted Investment) in any Person (the actions described in clauses (a) through (d) above being herein referred to as "Restricted Payments") if, at the time AES Gener or such Restricted Subsidiary makes such Restricted Payment:

              (i)  an Event of Default will have occurred and be continuing;

             (ii)  AES Gener could not Incur at least US$1.00 of additional Indebtedness under paragraph (1) of the covenant described under "—Limitation on Indebtedness" after giving effect to the Restricted Payment; or

            (iii)  the aggregate amount of such Restricted Payment and all other Restricted Payments, including all Minimum Legally Required Dividends (the amount so expended, if other than in cash, to be determined in good faith by the Board of Directors of AES Gener, whose determination will be conclusive and evidenced by a resolution of the Board of Directors of AES Gener) declared or made subsequent to the Closing Date would exceed the sum of, without duplication:

              (A)   100% of Consolidated Net Income accrued during the period (treated as one accounting period) from January 1, 2004 to the end of the most recent fiscal quarter for which financial statements are publicly available (or, in case such Consolidated Net Income will be a deficit, minus 100% of such deficit); plus

              (B)   the aggregate Net Cash Proceeds received by AES Gener from the issue or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Closing Date (other than an issuance or sale to a Subsidiary of AES Gener and other than US$97.79 million of the Net Cash Proceeds from the issuance of Capital Stock of AES Gener authorized by the shareholders of AES Gener on March 10, 2004); plus

              (C)   (1) the aggregate Net Cash Proceeds received by AES Gener from the sale or other disposition (other than to AES Gener or a Restricted Subsidiary) of any Investments previously made by AES Gener or a Restricted Subsidiary and treated as a Restricted Payment, (2) the amount of a Guarantee of AES Gener or any Restricted Subsidiary upon the unconditional release in full of AES Gener or such Restricted Subsidiary from such Guarantee if such Guarantee was previously treated as a Restricted Payment and (3) in the event that AES Gener or any Restricted Subsidiary makes an Investment in a Person that, as a result of or in connection with such Investment, becomes a Restricted Subsidiary, an amount equal to AES Gener's or such Restricted Subsidiary's existing Investment in such Person; provided that any amount added pursuant to clauses (1) and (2) of this clause (C) shall not exceed the amount treated as a Restricted Payment and not previously added pursuant to this paragraph (iii); plus

              (D)   the amount by which Indebtedness of AES Gener or its Restricted Subsidiaries is reduced on AES Gener's balance sheet upon the conversion or exchange (other than by a Subsidiary of AES Gener) subsequent to the Closing Date of any Indebtedness of AES Gener or its Restricted Subsidiaries issued after the Closing Date that is convertible or exchangeable for Capital Stock (other than Disqualified Stock) of AES Gener (less the amount of any cash or the fair market value of other property distributed by AES Gener or any Restricted Subsidiary upon such conversion or exchange); plus

              (E)   US$10 million.

        (2)   The provisions of the foregoing paragraph (1) will not prohibit:

          (a)   any purchase, repurchase, retirement, defeasance or other acquisition or retirement for value of Capital Stock or Subordinated Obligations of AES Gener made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of AES Gener (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of AES Gener or an employee stock ownership plan or other trust established by AES Gener or any of its Subsidiaries);

          (b)   any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of AES Gener made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of AES Gener that is permitted to be Incurred pursuant to paragraph (2) of the covenant described under "—Limitation on Indebtedness"; provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value will be excluded in the calculation of the amount of Restricted Payments;

          (c)   any purchase or redemption of Subordinated Obligations from Net Available Cash to the extent permitted by the covenant described under "—Limitation on Sales of Assets"; provided, however, that such purchase or redemption will be excluded in the calculation of the amount of Restricted Payments;

          (d)   any purchase, repurchase, redemption, defeasance or acquisition or retirement for value, prior to scheduled maturity or scheduled repayment, of any obligations of TermoAndes or InterAndes pursuant to the TermoAndes/InterAndes Refinancing Transactions;

          (e)   dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that such dividend will be included in the calculation of the amount of Restricted Payments;

          (f)    the payment of the Minimum Legally Required Dividend; and

          (g)   any Investment of cash and cash equivalents in a Project Finance Subsidiary, or any successor thereto; provided that such Investment does not exceed 50% of the Total Capitalization of such Project Finance Subsidiary at the Financial Close.

Limitations on Transactions with Affiliates

        AES Gener will not, and will not permit any Restricted Subsidiary to, enter into any transaction involving aggregate consideration in excess of US$5 million, including, without limitation, any purchase, sale, lease or exchange of property or the rendering of any service, with or to any Affiliate, unless a majority of the disinterested members of the Board of Directors of AES Gener or the relevant Restricted Subsidiary (or if there shall be only one disinterested member of such Board of Directors, then unless such disinterested member) determines (which determination will be evidenced by a Board Resolution) that:

          (a)   such transaction is in the best interests of AES Gener or such Restricted Subsidiary; and

          (b)   such transaction is on terms that are no less favorable to AES Gener or a Restricted Subsidiary than those which might be obtained in arm's-length transactions with a third party at the time.

        The foregoing provisions will not apply to the following:

          (a)   transactions between or among AES Gener and/or any of its Restricted Subsidiaries;

          (b)   Restricted Payments permitted by the provisions of the indenture described above under "Limitation on Restricted Payments";

          (c)   the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of AES Gener or any Restricted Subsidiary; and

          (d)   any agreement as in effect on the Closing Date or any amendment, supplement, restatement, replacement, renewal, extension, refinancing or refunding thereof or thereto (so long as any such amendment, supplement, restatement, replacement, renewal, extension, refinancing or refunding is not disadvantageous to the holders of the notes in any material respect) or any transaction contemplated thereby.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

        AES Gener and its Restricted Subsidiaries will not create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to:

          (a)   pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by AES Gener or any other Restricted Subsidiary;

          (b)   pay any Indebtedness owed to AES Gener or any other Restricted Subsidiary;

          (c)   make loans or advances to AES Gener or any other Restricted Subsidiary; or

          (d)   transfer any of its property or assets to AES Gener or any other Restricted Subsidiary,

provided that this prohibition shall not apply to any encumbrances or restrictions:

        (1)   existing in connection with Indebtedness existing on the Closing Date, and any amendments, extensions, refinancings, renewals or replacements of such Indebtedness;

        (2)   existing under or by reason of applicable law;

        (3)   existing with respect to any Person or the property or assets of such Person acquired by AES Gener or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired, and any amendments to such encumbrances or restrictions; provided that any such amendments are no more restrictive in any material respect than those encumbrances or restrictions that are then in effect and that are being amended; or

        (4)   in the case of restrictions relating to the transfers of property, restrictions that exist by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of AES Gener or any Restricted Subsidiary not otherwise prohibited by the indenture.

Consolidation, Merger, Conveyance, Sale or Lease

        Nothing contained in the indenture prevents AES Gener from consolidating with or merging into another corporation or conveying, transferring or leasing AES Gener's properties and assets substantially as an entirety to any Person, provided that,

          (a)   the corporation formed by such consolidation or into which AES Gener is merged or the person which acquires by conveyance or transfer, or which leases, AES Gener's properties and assets substantially as an entirety is a corporation organized and existing under the laws of Chile or the United States, any State thereof or the District of Columbia, and expressly assumes, by an indenture supplemental to the indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the principal of (and premium, if any) and interest, if any, on all the notes and the performance of every covenant of the indenture on the part of AES Gener to be performed or observed;

          (b)   immediately after giving effect to such transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and

          (c)   AES Gener has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance, transfer or lease and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture complies with the indenture and that all conditions precedent therein provided for relating to such transaction have been complied with.

Other Covenants

        In addition, the indenture will contain covenants regarding the provisioning of financial statements and reports, the performance of our obligations under the notes, the maintenance of our corporate existence, the maintenance of our properties, the compliance with applicable laws, maintenance of our governmental approvals, our payment of taxes and other claims, the appointment of the trustee, the maintenance of insurance, the maintenance of our books and records, the maintenance of an office or agency in New York, the ranking of the notes, notices of certain events, further actions and the use of proceeds.

Release of Covenants

        If on any date following the Closing Date:

          (1)   the rating assigned to the notes by two of the three Ratings Agencies is an Investment Grade Rating; and

          (2)   no Default or Event of Default shall have occurred and be continuing, then, beginning on that day and subject to the provisions of the following two paragraphs, the covenants specifically listed under the following captions (such covenants are collectively referred to herein as the "Suspended Covenants") will be suspended as to the notes:

            (a)   "—Limitation on Indebtedness";

            (b)   "—Limitation on Sales of Assets";

            (c)   "—Limitation on Restricted Payments";

            (d)   "—Limitation on Transactions with Affiliates"; and

            (e)   "—Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries".

        During any period in which the Suspended Covenants are suspended, AES Gener's Board of Directors may not designate any of its Subsidiaries as Unrestricted Subsidiaries pursuant to the second paragraph of the definition of "Unrestricted Subsidiary".

        If, during any period in which the Suspended Covenants are suspended, the notes are downgraded from an Investment Grade Rating by two of the three Ratings Agencies, the Suspended Covenants will thereafter be reinstated as if such covenants had never been suspended and be applicable pursuant to the terms of the indenture (including in connection with performing any calculation or assessment to determine compliance with the terms of the indenture), unless and until the notes subsequently attain an Investment Grade Rating from two of the three Ratings Agencies (in which event the Suspended Covenants will again be suspended for such time that the notes maintain an Investment Grade Rating from two of the three Ratings Agencies); provided, however, that no Default, Event of Default or breach of any kind will be deemed to exist under the indenture or the notes with respect to the Suspended Covenants from any actions taken or events occurring after the notes attain an Investment Grade Rating from two of the three Rating Agencies and before any reinstatement of the Suspended Covenants as provided above, or any actions taken at any time pursuant to any contractual obligation arising prior to the reinstatement, regardless of whether those actions or events would have been permitted if the applicable Suspended Covenant had remained in effect during such period.

Modification of the Indenture

        The Indenture contains provisions permitting AES Gener and the Trustee, with the consent of the holders of a majority in aggregate in principal amount of the outstanding notes to modify the Indenture or any supplemental indenture or the rights of the holders of the notes; provided that no such modification shall, without the consent of the holder of each outstanding note affected thereby:

  •
  change the stated maturity upon which the principal of or the interest on any note is due and payable, or reduce the principal amount thereof or the rate of interest thereon (including Additional Amounts, as defined below) or any premium payable upon the redemption thereof, or change any place of payment or the currency in which, any note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof (or, in the case of redemption, on or after the redemption date), or

  •
  reduce the percentage in principal amount of the outstanding notes, the consent of whose holders is required for any waiver (of compliance with certain provisions of the indenture or certain defaults thereunder and their consequences) provided for in the indenture, or

  •
  modify certain provisions of the indenture.

        The indenture provides that notes owned by AES Gener or any of its affiliates shall be deemed not to be outstanding for, among other purposes, consenting to any such modification.

        The indenture also contains provisions permitting AES Gener and the Trustee to amend the indenture in certain circumstances without the consent of the holders of any notes to evidence AES Gener's merger, the replacement of the Trustee and for certain other purposes.

Events of Default

        An Event of Default with respect to the notes is defined in the indenture as being:

  •
  default for 30 days in payment of any interest on the notes;

  •
  default in payment of principal of the notes;

  •
  default in the performance, or breach, of any covenant or warranty or obligation of AES Gener or any Restricted Subsidiary in the indenture and continuance of such default or breach for a period of 60 days after written notice is given to AES Gener by the Trustee or to AES Gener and the Trustee by the holders of at least 25% in aggregate principal amount of the notes;

  •
  default under any Indebtedness of AES Gener or any Restricted Subsidiary having an aggregate principal amount exceeding US$25,000,000 (or its equivalent in any other currency or currencies), which default shall constitute the failure to pay, after the expiration of any applicable grace period, any portion of the principal of such Indebtedness when such principal becomes due and payable (whether at maturity, upon redemption or acceleration or otherwise) unless the time for payment of such amount has not been expressly extended or waived; and

  •
  certain events of bankruptcy, insolvency or other similar laws relating to AES Gener or any Restricted Subsidiary (other than TermoAndes and InterAndes).

        AES Gener will be required to file with the Trustee annually an Officers' Certificate as to the absence of default in performance of certain covenants in the indenture. The indenture provides that the Trustee may withhold notice to the holders of the notes of any default (except in payment of principal of, or interest, if any, on the notes) if the Trustee in good faith determines that it is in the interest of the holders of the notes to do so. The indenture provides that, if an Event of Default (other than an Event of Default involving a bankruptcy, insolvency or similar event in respect of AES Gener) with respect to the notes specified therein shall have happened and be continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the notes may declare the principal amount of all the notes to be due and payable immediately. The indenture provides that if an Event of Default involving a bankruptcy, insolvency or other similar event in respect of us shall have happened, the principal amount of all the notes will be immediately due and payable without notice or any other act on the part of the Trustee or any holder of the notes. However, if AES Gener cures all defaults (except the nonpayment of principal of and accrued interest on notes at maturity or which shall be become due by acceleration) and certain other conditions are met, such declaration may be rescinded by the holders of not less than a majority in aggregate principal amount of the notes. In addition, past defaults with respect to the notes may be waived by the holders of not less than a majority in aggregate principal amount of the notes except a default in the payment of principal of (or premium, if any) or interest, if any, on any note or in respect of a covenant or provision of the indenture which cannot be modified or amended without the consent of the holder of each outstanding note.

        Subject to the provisions of the indenture relating to the duties of the Trustee, the Trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the notes, unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to such provision for indemnification, the holders of a majority in principal amount of the notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to the notes, provided that the Trustee shall have the right to decline to follow any such direction if the Trustee shall determine that the action so directed conflicts with any law or the provisions of the indenture or if the Trustee shall determine that such action would be prejudicial to holders not taking part in such direction.

        No holder of any note shall have any right to institute any proceeding, judicial or otherwise, with respect to the indenture, or for the appointment of a receiver or trustee, or for any other remedy thereunder, unless (i) such holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the notes; (ii) the holders of not less than 25% in principal amount of the outstanding notes shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee thereunder; (iii) such holder or holders have offered to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request; (iv) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and (v) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the holders of a majority in principal amount of the outstanding notes; it being understood and intended that no one or more of such holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of the indenture to affect, disturb or prejudice the rights of any other of such holders, or to obtain or to seek to obtain priority or preference over any other of such holders or to enforce any right under the indenture, except in the manner therein provided and for the equal and ratable benefit of all such holders.

Additional Amounts

        All payments of principal and interest in respect of the notes shall be made free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or within Chile or by or within any political subdivision thereof or any authority therein or thereof having power to tax, or Chilean Taxes, unless such withholding or deduction is required by law. In the event of any such withholding or deduction, AES Gener shall pay to holders such additional amounts, or Additional Amounts, as will result in the payment to such holder of the amount that would otherwise have been receivable by such holder in the absence of such withholding or deduction, except that no such Additional Amounts shall be payable:

          (a)   in respect of any Chilean Taxes that would not have been so withheld or deducted but for the existence of any present or former connection, including a permanent establishment, between the holder or beneficial owner of the note, or any payment in respect of such note (or, if the holder or beneficial owner is an estate, nominee, trust, partnership or corporation, between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, the holder or beneficial owner), and Chile other than the mere receipt of such payment or the mere holding or ownership of such note or beneficial interest;

          (b)   in respect of any Chilean Taxes that would not have been so withheld or deducted if the note had been presented for payment within thirty days after the Relevant Date (as defined below);

          (c)   in respect of any Chilean Taxes that would not have been so withheld or deducted but for the failure by the holder, the beneficial owner of the note or any payment in respect of such note or the Trustee to (i) make a declaration of non-residence, or any other claim or filing for exemption, to which it is entitled or (ii) comply with any certification, identification, information, documentation or other reporting requirement concerning its nationality, residence, identity or connection with Chile;

          (d)   in respect of any estate, inheritance, gift, value added, sales, use, excise, transfer, personal property or similar taxes, duties, assessments or other governmental charges;

          (e)   in respect of any Chilean Taxes payable other than by withholding or deduction;

          (f)    in respect of any payment to a holder that is a fiduciary or partnership or any person other than the sole beneficial owner of such payment or note, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such partnership or the beneficial owner of such payment or note would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the actual holder of such note;

          (g)   where the obligation to pay such Additional Amounts could have been avoided by the holder, the beneficial owner of the note or the payment or the Trustee taking reasonable measures available to such holder, beneficial owner or Trustee; or

          (h)   any combination of (a) through (g) above.

        "Relevant Date" means whichever is the later of (i) the date on which such payment first becomes due and (ii) if the full amount payable has not been received in The City of New York by the Trustee on or prior to such due date, the date on which, the full amount having been so received, notice to that effect shall have been given to the Holder in accordance with the indenture.

        References to principal and interest in respect of the notes shall be deemed also to refer to any Additional Amounts which may be payable as set forth in the indenture or in the notes.

        At least ten Business Days prior to the first interest payment date (and at least ten business days prior to each succeeding interest payment date if there has been any change with respect to the matters set forth in the below-mentioned Officers' Certificate), AES Gener will furnish to the Trustee and the paying agent an Officers' Certificate instructing the Trustee and the paying agent whether payments of principal of or interest on the notes due on such interest payment date shall be without deduction or withholding for or on account of any Chilean Taxes. If any such deduction or withholding shall be required, prior to such interest payment date, AES Gener will furnish the Trustee and the paying agent with an Officers' Certificate which specifies the amount, if any, required to be withheld on such payment to holders and certifies that we shall pay such withholding or deduction. Any Officers' Certificate required by the indenture to be provided to the Trustee and any paying agent for these purposes shall be deemed to be duly provided if telecopied to the Trustee and such paying agent.

        AES Gener shall furnish to the Trustee the official receipts (or a certified copy of the official receipts) evidencing payment of Chilean Taxes. Copies of such receipts shall be made available to holders of the notes upon request.

        AES Gener shall promptly pay when due any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that arise in any jurisdiction from the execution, delivery or registration of each note or any other document or instrument referred to herein or therein, excluding any such taxes, charges or similar levies imposed by any jurisdiction outside of Chile and except, in certain cases, for taxes, charges or similar levies resulting from certain registration of transfer or exchange of notes.

Optional Redemption

        AES Gener may redeem the notes, in whole or in part, at its option exercisable at any time from time to time upon not less than 30 and not more than 60 days' notice as provided in the indenture, on any date prior to their maturity at a redemption price equal to:

  •
  100% of the principal amount of the notes redeemed, plus

  •
  accrued and unpaid interest thereon, if any, and Additional Interest thereon, if any, to, but excluding, the redemption date, plus

  •
  the make-whole premium described below, if any.

        The redemption price will never be less than 100% of the principal amount of the notes redeemed plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

        The amount of the make-whole premium with respect to any note to be redeemed will be equal to the excess, if any, of:

          (1)   the sum of the present values, calculated as of the redemption date, of:

      •
      each interest payment that, but for such redemption, would have been payable on the note or portion thereof being redeemed on each interest payment date occurring after the redemption date (excluding any accrued and unpaid interest for the period prior to the redemption date), and

      •
      the principal amount that, but for such redemption, would have been payable at the final maturity of the note or portion thereof being redeemed, over

          (2)   the principal amount of the note being redeemed.

        The present values of interest and principal payments referred to in clause (1) above will be determined in accordance with generally accepted principles of financial analysis. These present values will be calculated by discounting the amount of each payment of interest or principal from the date that each such payment would have been payable, but for the redemption, to the redemption date at a discount rate equal to the comparable treasury yield (as defined below) plus 50 basis points.

        The make-whole premium will be calculated by an independent investment banking institution of national standing appointed by us. If AES Gener fails to appoint an independent investment banking institution at least 45 days prior to the redemption date, or if the independent investment banking institution we appoint is unwilling or unable to calculate the make-whole premium, the calculation will be made by Citigroup Global Markets Inc. If Citigroup Global Markets Inc. is unwilling or unable to make the calculation, we will appoint a different independent investment banking institution of national standing to make the calculation.

        For purposes of determining the make-whole premium, "comparable treasury yield" means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury Securities that have a constant maturity that corresponds to the remaining term to maturity of the notes to be redeemed, calculated to the nearest 1/12th of a year. The comparable treasury yield will be determined as of the third business day immediately preceding the applicable redemption date.

        The weekly average yields of United States Treasury Securities will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated "H.15(519) Selected Interest Rates" or any successor release. If this statistical release sets forth a weekly average yield for United States Treasury Securities having a constant maturity that is the same as the remaining term calculated as set forth above, then the comparable treasury yield will be equal to such weekly average yield. In all other cases, the comparable treasury yield will be calculated by interpolation on a straight-line basis, between the weekly average yields on the United States Treasury Securities that have a constant maturity closest to and greater than the remaining term and the United States Treasury Securities that have a constant maturity closest to and less than the remaining term (in each case as set forth in the H.15 statistical release or any successor release). Any weekly average yields calculated by interpolation will be rounded to the nearest 1/100th of 1%, with any figure of 1/200th of 1% or above being rounded upward. If weekly average yields for United States Treasury Securities are not available in the H.15 statistical release or otherwise, then the comparable treasury yield will be calculated by interpolation of comparable rates selected by an independent investment banking institution selected in the manner described in the second preceding paragraph.

        If AES Gener redeems the notes in part, the trustee will select the notes for redemption on a pro rata basis, by lot or by such other method as the trustee in its sole discretion deems fair and appropriate. AES Gener will only redeem notes in multiples of $1,000 in original principal amount. If any note is to be redeemed in part only, the notice of redemption will state the portion of the principal amount to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued upon the cancellation of the original note.

        If AES Gener redeems the notes in full, the payment of principal at maturity is equal to the par value of the existing notes, which value is currently US$400,000,000.

Optional Tax Redemption

        The notes may be redeemed at AES Gener's election, as a whole, but not in part, by the giving of notice as provided in the indenture, at a price equal to the outstanding principal amount thereof, together with any Additional Amounts and accrued interest to the Redemption Date, if, as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of Chile or any political subdivision or taxing authority thereof or therein, or any change in the official application, administration or interpretation of such laws, regulations or rulings in such jurisdiction, we have or will become obligated to pay Additional Amounts on the notes at a rate of withholding or deduction in excess of 4.16%, or Excess Additional Amounts, if such change or amendment is announced on or after the Issue Date and such obligation cannot be avoided by us taking reasonable measures available to us; provided, however, that no such notice of redemption shall be given earlier than 60 days prior to the earliest date on which AES Gener would be obligated to pay such Excess Additional Amounts, were a payment in respect of the notes then due. Prior to the giving of notice of redemption of such notes pursuant to the indenture, AES Gener will deliver to the Trustee an Officers' Certificate and a written opinion of recognized Chilean counsel independent of AES Gener to the effect that all governmental approvals necessary for us to effect such redemption, including any required approvals from the Chilean Central Bank, have been or at the time of redemption will be obtained and in full force and effect and that we are entitled to effect such a redemption pursuant to the indenture, and setting forth, in reasonable detail the circumstances giving rise to such right of redemption.

Defeasance

        AES Gener, at its option, (a) will be Discharged (as defined in the indenture) from any and all obligations in respect of the notes (except in each case for certain obligations, including to register the transfer or exchange of notes, replace stolen, lost or mutilated notes, maintain paying agencies and hold moneys for payment in trust) or (b) need not comply with certain covenants of the indenture if AES Gener irrevocably deposits with the Trustee, in trust, (i) money or (ii) in certain cases, (A) U.S. Government Obligations (as defined in the indenture) which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount, or (B) a combination thereof, in each case, sufficient to pay and discharge the principal of each installment of principal and interest, if any, on the outstanding notes on the dates such payments are due, in accordance with the terms of the notes, to and including the Redemption Date irrevocably designated by AES Gener pursuant to the final sentence of this section on the day on which payments are due and payable in accordance with the terms of the indenture and of the notes; and no Event of Default or event which with notice or lapse of time would become an Event of Default (including by reason of such deposit) with respect to the notes shall have occurred and be continuing on the date of such deposit or during the period ending on the 91st day after such date. To exercise any such option, AES Gener is required to deliver to the Trustee (x) an opinion of recognized Chilean counsel independent of AES Gener to the effect (i) that the holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge of certain obligations, which in the case of (a) above must be based on a change in law or a ruling by the U.S. Internal Revenue Service; and (ii) that the defeasance trust is not, or is not registered as, an investment company under the Investment Company Act of 1940 and (y) an opinion of counsel and an Officers' Certificate as to compliance with all conditions precedent provided for in the indenture relating to the satisfaction and discharge of the notes. If AES Gener has deposited or caused to be deposited money or U.S. Government Obligations to pay or discharge the principal of (and premium, if any) and interest, if any, on the outstanding notes to and including a Redemption Date on which all of the outstanding notes are to be redeemed, such Redemption Date shall be irrevocably designated by a board resolution delivered to the Trustee on or prior to the date of deposit of such money or U.S. Government Obligations, and such board resolution shall be accompanied by an irrevocable Company request that the Trustee give notice of such redemption in the name and at our expense not less than 30 nor more than 60 days prior to such Redemption Date in accordance with the indenture.

Governing Law; Consent to Jurisdiction and Service of Process

        The indenture and the notes provide that they will be governed by, and construed in accordance with, the laws of the State of New York. AES Gener has consented to the jurisdiction of the courts of the State of New York and the United States courts located in the Borough of Manhattan, The City of New York, with respect to any action that may be brought in connection with the indenture or the notes and has irrevocably appointed CT Corporation Systems as agent for service of process.

        If for the purpose of obtaining judgment in any court it is necessary to convert a sum due hereunder to the holder of a note from U.S. dollars into another currency, AES Gener has agreed, and each holder by holding such note will be deemed to have agreed, to the fullest extent that AES Gener and they may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures such holder could purchase U.S. dollars with such other currency in The City of New York on the day two business days preceding the day on which final judgment is given.

        AES Gener's obligation in respect of any sum payable by it to the holder of a note shall, notwithstanding any judgment in a currency, or the judgment currency, other than U.S. dollars, be discharged only to the extent that on the business day following receipt by the holder of such note of any sum adjudged to be so due in the judgment currency, the holder of such note may in accordance with normal banking procedures purchase U.S. dollars with the judgment currency; if the amount of the U.S. dollars so purchased is less than the sum originally due to the holder of such note in the judgment currency (determined in the manner set forth in the preceding paragraph), AES Gener agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the holder of such note against such loss, and if the amount of the U.S. dollars so purchased exceeds the sum originally due to the holder of such note, such holder agrees to remit to us such excess, provided that such holder shall have no obligation to remit any such excess as long as AES Gener shall have failed to pay such holder any obligations due and payable under such note, in which case such excess may be applied to AES Gener's obligations under such note in accordance with the terms thereof.

Certain Definitions

        The financial definitions described below are related to the covenants contained in the indenture under which the notes will be issued.

        "Additional Assets" means:

          (1)   any property or assets (other than Indebtedness and Capital Stock) to be used by AES Gener or a Restricted Subsidiary in a Related Business;

          (2)   the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by AES Gener or another Restricted Subsidiary; or

          (3)   Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary; provided, however, that any such Restricted Subsidiary described in clause (2) or (3) above is primarily engaged in a Related Business.

        "Affiliates" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control," when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the provisions described under "—Restrictive Covenants—Limitation on Transactions with Affiliates" only, "Affiliate" shall also mean any beneficial owner of shares representing 5% or more of the total voting power of the Voting Stock (on a fully diluted basis) of Parent or AES Gener or of rights or warrants to purchase such Voting Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

        "Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by AES Gener or any Restricted Subsidiary, including any disposition by means of a merger, consolidation, or similar transaction (each referred to for the purposes of this definition as a "disposition"), of:

          (1)   any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than AES Gener or a Restricted Subsidiary);

          (2)   all or substantially all the assets of any division or line of business of AES Gener or any Restricted Subsidiary; or

          (3)   any other assets of AES Gener or any Restricted Subsidiary outside of the ordinary course of business of AES Gener or such Restricted Subsidiary other than:

            (a)   a disposition by a Restricted Subsidiary to AES Gener or another Restricted Subsidiary or by AES Gener to a Restricted Subsidiary;

            (b)   for purposes of the provisions described under "—Restrictive Covenants—Limitation on Sales of Assets" only, a disposition subject to the covenant described under "—Restrictive Covenants—Limitation on Restricted Payments";

            (c)   a disposition of assets with a fair market value of less than US$5,000,000;

            (d)   a disposition of Temporary Cash Investments or goods held for sale in the ordinary course of business or obsolete equipment or other obsolete assets in the course of business consistent with past practices of AES Gener;

            (e)   the disposition of all or substantially all of the assets of AES Gener in a manner permitted under the covenant described under "—Consolidation, Merger, Conveyance, Sale or Lease" under the indenture;

            (f)    the lease, assignment or sublease of any real or personal property in the ordinary course of business;

            (g)   the disposition of assets in a Sale-Leaseback Transaction, if otherwise permitted by the covenant "Limitation on Sale and Lease-Back Transactions";

            (h)   the expropriation or loss of control and/or ownership of TermoAndes and/or InterAndes for any reason, whether voluntary or involuntary; and

            (i)    the Incurrence of any Lien permitted by the covenant described under "Limitation on Liens".

        "Attributable Debt" in respect of a Sale and Lease-Back Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended).

        "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing:

          (1)   the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment, by

          (2)   the sum of all such payments.

        "Board of Directors" means, with respect to any Person, the Board of Directors of such Person or any committee thereof duly authorized to act on behalf of the Board of Directors of such Person.

        "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

        "Capitalized Lease Obligations" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with Chilean GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with Chilean GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

        "Chilean GAAP" means generally accepted accounting principles in Chile and the rules of the Superintendencia de Valores y Seguros, or SVS.

        "Chivor" means Chivor S.A. E.S.P.

        "Closing Date" means March 22, 2004.

        "Consolidated EBITDA" means, for any period, the aggregate of (i) Consolidated Operational Cash Flow plus (ii) Consolidated Other Income plus (iii) cash received by AES Gener and its Restricted Subsidiaries from Unrestricted Subsidiaries and Equity-Method Investees.

        "Consolidated Interest Charges" means, for any period, the aggregate amount of Consolidated interest charges Incurred or accrued (including, but not limited to, any amount thereof capitalized) by AES Gener and its Restricted Subsidiaries during such period as determined in accordance with Chilean GAAP.

        "Consolidated Net Income" means, for any period, Consolidated net income for such period; provided, however, that there shall not be included in such Consolidated Net Income:

          (1)   any net income of any Person (other than AES Gener) if such Person is not a Restricted Subsidiary, except that:

            (a)   subject to the limitations contained in clause (4) below, AES Gener's portion of the net income of a Person in which it has an ownership interest lower than required for such Person to be Consolidated for such period shall be included to reflect AES Gener's portion of such net income; but only to the extent that such Person is not restricted in its ability to distribute AES Gener's portion of such Person's net income to AES Gener; and

            (b)   AES Gener's portion of the net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

          (2)   any net income (or loss) of any Person acquired by AES Gener or a Restricted Subsidiary of AES Gener in a pooling of interests transaction for any period prior to the date of such acquisition;

          (3)   any net income or net loss of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its net income is not, at the date of determination, permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter, or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived;

          (4)   any gain (or loss) realized upon the sale or other disposition of any asset of AES Gener or its Restricted Subsidiaries (including pursuant to any Sale and Lease-Back Transaction) that is not sold or otherwise disposed of in the ordinary course of business and any gain (or loss) realized upon the sale or other disposition of any Capital Stock of any Person;

          (5)   any extraordinary or otherwise nonrecurring gain or loss;

          (6)   any gain or loss related to currency fluctuation; and

          (7)   the cumulative effect of a change in accounting principles.

        "Consolidated Operational Cash Flow" means, for any period, the aggregate of (i) Consolidated operating income plus (ii) Consolidated depreciation on fixed assets of AES Gener and its Restricted Subsidiaries plus (iii) Consolidated amortization of intangible assets of AES Gener and its Restricted Subsidiaries.

        "Consolidated Other Income" means, for any period, the aggregate of (i) Consolidated financial income plus (ii) cash received by AES Gener and its Restricted Subsidiaries within its then current Fiscal Year in respect of proceeds from business interruption insurance claims, to the extent such claims represent claims for lost revenues and only if the Board of Directors of AES Gener or the relevant Restricted Subsidiary reasonably concludes that such lost revenue will be replaced (other than with the proceeds of such insurance claims) within six months of the event giving rise to the claim for business interruption insurance.

        "Consolidated Total Indebtedness" means Consolidated indebtedness as set forth on the most recent consolidated balance sheet of AES Gener and its Restricted Subsidiaries.

        "Consolidation" means the consolidation of the accounts of each of the Restricted Subsidiaries with those of AES Gener in accordance with Chilean GAAP consistently applied; provided, however, that "Consolidation" will not include consolidation of the accounts of any Unrestricted Subsidiary, but the interest of AES Gener or any Restricted Subsidiary in an Unrestricted Subsidiary will be accounted for as an investment. The term "Consolidated" has a correlative meaning.

        "Currency Agreement" means, with respect to any Person, any foreign exchange contract, currency swap agreement or other similar agreement or arrangement to which such Person is a party or of which it is a beneficiary.

        "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

        "Disqualified Stock" means, with respect to any Person, any Capital Stock that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable) or upon the happening of any event:

          (1)   matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

          (2)   is convertible or exchangeable for Indebtedness or Disqualified Stock; or

          (3)   is redeemable at the option of the holder thereof, in whole or in part; in each case on or prior to the first anniversary of the Stated Maturity of the notes; provided, however,

  that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" occurring prior to the first anniversary of the Stated Maturity of the notes shall not constitute Disqualified Stock if the "asset sale" provision applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the provision of the covenants described under "—Restrictive Covenants—Limitation on Sale of Assets".

        "Eléctrica Santiago" means Sociedad Eléctrica Santiago S.A.

        "Equity-Method Investees" means a Person in which AES Gener or a Restricted Subsidiary has an ownership interest lower than required for such Person to be Consolidated.

        "Financial Close" means, with respect to any Project Finance Subsidiary, the time at which initial financing (other than any financing provided by any Affiliate of such Project Finance Subsidiary or any bridge financing) is made available to such Project Finance Subsidiary to finance its project for the acquisition, construction, development or exploitation of any power plant, transmission facility, distribution facility or related facility.

        "Fitch" means Fitch Ratings Ltd. and its successors.

        "Funded Debt" means Indebtedness of AES Gener (including the notes) maturing by the terms thereof more than one year after the original creation thereof.

        "Gener Argentina" means Gener Argentina S.A.

        "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any other Person and any obligation, direct or indirect, contingent or otherwise, of any Person:

          (1)   to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

          (2)   entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a correlative meaning. The term "Guarantor" shall mean any Person Guaranteeing any obligation.

        "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

        "Incur" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person is merged or consolidated with AES Gener or becomes a Subsidiary of AES Gener (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time of such merger or consolidation or at the time it becomes a Subsidiary of AES Gener. The term "Incurrence" when used as a noun shall have a correlative meaning. Neither the accretion of principal of a non-interest bearing or other discount security nor the capitalization of interest on Indebtedness shall be deemed the Incurrence of Indebtedness.

        "Indebtedness" means, with respect to any Person on any date of determination (without duplication):

          (1)   the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

          (2)   the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

          (3)   all reimbursement obligations of such Person in respect of the face amount of letters of credit or other similar instruments;

          (4)   all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except trade payables and contingent obligations to pay earn-outs), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services;

          (5)   all Capitalized Lease Obligations and all Attributable Debt of such Person;

          (6)   the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of such Person, any Preferred Stock (but excluding, in each case, any accrued dividends);

          (7)   all indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such indebtedness is assumed by such Person; provided, however, that the amount of Indebtedness of such Person shall be the lesser of:

            (a)   the fair market value of such asset at such date of determination and

            (b)   the amount of such indebtedness of such other Persons;

          (8)   to the extent not otherwise included in this definition, Hedging Obligations and Regulated Customer Revenue Hedges of such Person to the extent that such Hedging Obligations and Regulated Customer Revenue Hedges appear as a liability on the balance sheet of such Person, prepared in accordance with Chilean GAAP; and

          (9)   all obligations of the type referred to in clauses (1) through (8) above of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, Guarantor or otherwise, including by means of any Guarantee.

        The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

        "InterAndes" means InterAndes S.A.

        "Interest Coverage Ratio" means, for any period of four consecutive fiscal quarters ending on the last day of a fiscal quarter in a Fiscal Year, (i) Consolidated EBITDA for such period divided by (ii) Consolidated Interest Charges for such period; provided, however, that:

          (a)   if AES Gener or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case, other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Interest Coverage Ratio, Consolidated

  EBITDA and Consolidated Interest Charges for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if AES Gener or such Restricted Subsidiary has not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

          (b)   if since the beginning of such period, AES Gener or any Restricted Subsidiary shall have made any Asset Disposition, the Consolidated EBITDA for such period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets that are the subject of such Asset Disposition for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period;

          (c)   if since the beginning of such period, AES Gener or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Person that is merged with or into AES Gener or any Restricted Subsidiary (or any Person that becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, Consolidated EBITDA and Consolidated Interest Charges for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; any such pro forma calculation may include adjustments appropriate to reflect, without duplication, (x) any such acquisition to the extent such adjustments may be reflected in the preparation of pro forma financial information in accordance with the requirements of Chilean GAAP and Article XI of Regulation S-X under the Exchange Act, (y) the annualized amount of operating expense reductions reasonably expected to be realized in the six months following any such acquisition made during any of the four fiscal quarters constituting the four-quarter reference period prior to the date of determination and (z) the annualized amount of operating expense reductions reasonably expected to be realized in the six months following any such acquisition made by AES Gener during either of the two fiscal quarters immediately preceding the four-quarter reference period prior to the date of determination; provided that in any case such adjustments are set forth in an Officers' Certificate that states (i) the amount of such adjustment or adjustments, (ii) that such adjustment or adjustments are based on the reasonable good faith beliefs of the officers executing such Officers' Certificate at the time of such execution and (iii) that any related Incurrence of Indebtedness is permitted pursuant to the indenture; and

          (d)   if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into AES Gener or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (b) or (c) above if made by AES Gener or a Restricted Subsidiary during such period, Consolidated EBITDA and Consolidated Interest Charges for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition of assets occurred on the first day of such period.

        "Interest Rate Agreement" means, with respect to any Person, any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement to which such Person is a party or a beneficiary.

        "Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. For purposes of the definition of "Unrestricted Subsidiary" and the covenant described under "—Restrictive Covenants—Limitation on Restricted Payments":

          (1)   "Investment" shall include the portion (proportionate to AES Gener's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of AES Gener at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that, upon a redesignation of such Subsidiary as a Restricted Subsidiary, AES Gener shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to:

            (a)   AES Gener's Investment in such Subsidiary at the time of such redesignation, less

            (b)   the portion (proportionate to AES Gener's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

          (2)   any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case, as determined in good faith by the Board of Directors of AES Gener.

        "Investment Grade Rating" means a rating equal to or higher than Baa3 by Moody's and BBB- by S&P and Fitch.

        "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

        "Minimum Legally Required Dividend" means, for any Person and any period, an amount equal to the minimum dividend required to be distributed under applicable law by such Person to holders of its Capital Stock during such period.

        "Moody's" means Moody's Investors Service, Inc. and its successors.

        "Net Available Cash" from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

          (1)   all legal fees and expenses, title and recording tax expenses, commissions and other fees and expenses Incurred, and all federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under Chilean GAAP, as a consequence of such Asset Disposition;

          (2)   all payments, including any prepayment premiums or penalties, made on any Indebtedness that is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

          (3)   all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition;

          (4)   appropriate amounts to be provided by the seller as a reserve, in accordance with Chilean GAAP, against any liabilities associated with the property or other assets disposed of in such Asset Disposition and retained by AES Gener or any Restricted Subsidiary after such Asset Disposition; and

          (5)   all payments required to be made on Indebtedness outstanding under the TermoAndes/InterAndes Facility in connection with such Asset Disposition.

        "Net Cash Proceeds" with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees and expenses actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

        "Nueva Renca Plant" means Eléctrica Santiago's gas-fired combined-cycle power plant in Santiago, Chile with a nominal capacity of 379 MW.

        "Parent" means Inversiones Cachagua Limitada.

        "Permitted Investment" means:

           (1)  an Investment by AES Gener or any Restricted Subsidiary in AES Gener, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

           (2)  an Investment by AES Gener or any Restricted Subsidiary in another Person if as a result of such Investment such other Person is merged or Consolidated with or into, or transfers or conveys all or substantially all its assets to, AES Gener or a Restricted Subsidiary; provided, however, that such Person's primary business is a Related Business;

           (3)  Temporary Cash Investments;

           (4)  receivables owing to AES Gener or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as AES Gener or any such Restricted Subsidiary deems reasonable under the circumstances;

           (5)  payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

           (6)  stock, obligations or securities received in settlement of (or foreclosure with respect to) debts created in the ordinary course of business and owing to AES Gener or any Restricted Subsidiary or in satisfaction of judgments;

           (7)  an Investment by AES Gener or any Restricted Subsidiary in any Person to the extent such Investment represents the non-cash or deemed cash portion of the consideration received for an Asset Disposition that was made pursuant to and in compliance with the covenant described under "—Restrictive Covenants—Limitation on Sales of Assets";

           (8)  any Investment existing on the Closing Date;

           (9)  Hedging Obligations and Regulated Customer Revenue Hedges permitted under paragraph (2)(f) of the covenant described under "—Restrictive Covenants—Limitation on Indebtedness";

         (10)  Guarantees of Indebtedness permitted under the covenant described under "—Covenants—Limitation on Indebtedness";

         (11)  Investments which are made exclusively with Capital Stock of Parent or AES Gener (other than Disqualified Stock);

         (12)  the contribution of the Renca Plant Assets to an Unrestricted Subsidiary in connection with the conversion of the Renca Plant from a steam turbine plant to a combined-cycle plant; and

         (13)  additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (13) that are at the time outstanding, not to exceed US$10 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value).

        "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

        "Preferred Stock" as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

        "Project Finance Subsidiary" means any Unrestricted Subsidiary that is a special purpose vehicle to be engaged in an energy business and established to finance a project for the acquisition, construction, development and exploitation of any power plant, transmission facility, distribution facility or related facility.

        "Purchase Money Indebtedness" means Indebtedness:

          (1)   consisting of the deferred purchase price of an asset, conditional sale obligations, obligations under any title retention agreement and other purchase money obligations, in each case where the maturity of such Indebtedness does not exceed the anticipated useful life of the asset being financed; and

          (2)   Incurred to finance the acquisition by AES Gener or a Restricted Subsidiary of such asset, including additions and improvements; provided, however, that such Indebtedness is Incurred within 180 days before or after the acquisition by AES Gener or such Restricted Subsidiary of such asset.

        "Ratings Agencies" means each of Fitch, Moody's and S&P.

        "Refinance" means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, replace, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. "Refinanced" and "Refinancing" shall have correlative meanings.

        "Refinancing Indebtedness" means Indebtedness that is Incurred to refund, refinance, replace, repay, redeem, retire, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) any Indebtedness of AES Gener or any Restricted Subsidiary existing on the Closing Date or Incurred in compliance with the indenture (including Indebtedness that Refinances Refinancing Indebtedness); provided, however, that:

          (1)   the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

          (2)   the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced;

          (3)   such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being Refinanced (plus reasonable expenses incurred in connection therewith); and

          (4)   if the Indebtedness being Refinanced is subordinated in right of payment to the notes, such Refinancing Indebtedness is subordinated in right of payment to the notes at least to the same extent as the Indebtedness being Refinanced; provided further, however, that Refinancing Indebtedness shall not include Indebtedness of AES Gener or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

        "Regulated Customer Revenue Hedge" means any agreement into which AES Gener and/or its Restricted Subsidiaries may enter in order to mitigate the foreign exchange risk of sales to regulated customers in Chile and sales to unregulated customers in Chile where prices are linked to regulated prices, in each case through the establishment of a fixed exchange rate for peso-denominated revenues invoiced each month in a six-month period during which the regulated customer tariff (the precio nudo) remains unchanged in peso-denominated terms, unless modified by the relevant regulatory authority in Chile in accordance with applicable regulations.

        "Related Business" means any business related, ancillary or complementary to the businesses of AES Gener and the Restricted Subsidiaries on the Closing Date.

        "Renca Plant" means Eléctrica Santiago's combined fuel oil/diesel power plant in Santiago, Chile with a nominal capacity of 100 MW.

        "Renca Plant Assets" means (1) the turbines, furnaces, electricity transformers and other devices located in Santiago, which together comprise the Renca Plant, (2) 3.8 acres of land upon which the Renca Plant is located, (3) a 500 GWh electricity supply agreement to deliver energy produced by the Renca Plant to one or more customers, (4) all electrical connections from the Renca Plant to the SIC, and (5) all regulatory and environmental permits relating to the operation of the Renca Plant, in each case (a) to the extent not shared with the Nueva Renca Plant or any Restricted Subsidiary and (b) existing on the Closing Date.

        "Restricted Subsidiary" means any Subsidiary of AES Gener other than an Unrestricted Subsidiary.

        "S&P" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies Inc., and its successors.

        "Sale and Lease-Back Transaction" means any arrangement with any person (other than AES Gener or a Restricted Subsidiary), or to which any such person is a party, providing for the leasing to AES Gener or a Restricted Subsidiary for a period of more than three years of any property or assets which have been or are to be sold or transferred by AES Gener or such Restricted Subsidiary to such person or to any other person (other than AES Gener or a Restricted Subsidiary) to which funds have been or are to be advanced by such person on the security of the leased property or assets.

        "Senior Indebtedness" means all unsubordinated Indebtedness of AES Gener or of any Restricted Subsidiary, whether outstanding on the Closing Date or Incurred thereafter.

        "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including, with respect to any principal amount which is then due and payable pursuant to any mandatory redemption provision, the date specified for the payment thereof (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

        "Subordinated Obligation" means any Indebtedness of AES Gener (whether outstanding on the Closing Date or thereafter Incurred) that is subordinate or junior in right of payment to the notes pursuant to a written agreement.

        "Subsidiary" means, with respect to any Person (the "parent") at any date, any corporation, limited liability company, partnership, association or other entity the accounts of which would be consolidated with those of the parent in the parent's consolidated financial statements if such financial statements were prepared in accordance with Chilean GAAP as of such date, as well as any other corporation, limited liability company, partnership, association or other entity:

          (1)   of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or, in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held; or

          (2)   that is, as of such date, otherwise controlled by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

        "Temporary Cash Investments" means any of the following:

          (1)   any investment in direct obligations of the United States of America or any agency thereof or obligations Guaranteed by the United States of America or any agency thereof;

          (2)   investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company that is organized under the laws of the United States, any state thereof or any foreign country recognized by the United States having capital, surplus and undivided profits aggregating in excess of US$250.0 million (or the foreign currency equivalent thereof) and whose long-term debt is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act);

          (3)   repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

          (4)   investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of AES Gener) organized and in existence under the laws of the United States or any foreign country recognized by the United States with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to S&P;

          (5)   investments in securities with maturities of six months or less from the date of acquisition issued or fully Guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or "A" by Moody's; and

          (6)   (a) marketable direct obligations issued or unconditionally Guaranteed by Chile, (b) time deposits or certificates of deposit of a Chilean bank, the commercial paper or other short-term unsecured debt obligations of which (or in the case of a bank that is the principal subsidiary of a holding company, the holding company) are rated the highest rating of any Chilean bank, but in no event less than the short-term rating of "A2" by S&P or "P2" by Moody's, and maturing within 90 days (unless the short-term rating is not less than "A1" by S&P or "P1" by Moody's in which case maturing within one (1) year) from the date of acquisition thereof by AES Gener or a Restricted Subsidiary, (c) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (a) above entered into with a bank meeting the qualifications described in clause (b) above, or (d) commercial paper of a Chilean issuer the long-term unsecured debt obligations of which are rated the highest rating of a Chilean issuer, but in no event not less than the equivalent short-term rating of "A2" by S&P or "P2" by Moody's, and maturing within 90 days (unless the short-term rating is not less than "A1" by S&P or "P1" by Moody's, in which case maturing within one (1) year) from the date of acquisition thereof by AES Gener or a Restricted Subsidiary.

        "TermoAndes" means TermoAndes S.A.

        "TermoAndes/InterAndes Facility" means the term loan credit facilities made available to AES Gener under the Credit Agreement dated as of February 27, 2004 among AES Gener, TermoAndes, InterAndes, Gener Argentina, the banks signatory thereto and Deutsche Bank AG, New York Branch, as administrative agent.

        "TermoAndes/InterAndes Refinancing Transactions" means (i) the repayment or purchase, as applicable, of the outstanding Indebtedness of TermoAndes and InterAndes with the secured funds of TermoAndes and InterAndes and the proceeds from the TermoAndes/InterAndes Facility, (ii) the partial prepayment and capitalization of the outstanding Hedging Obligations of TermoAndes and InterAndes with the secured funds of TermoAndes and InterAndes and the proceeds from the TermoAndes/InterAndes Facility, and (iii) the Investment of the Indebtedness of TermoAndes and InterAndes into TermoAndes and InterAndes by AES Gener, and cancellation of such Indebtedness by TermoAndes and InterAndes.

        "Total Capitalization" means, as to any Project Finance Subsidiary, the projected total cost of acquiring, constructing, developing and exploiting any power plant, transmission facility, distribution facility or related facility as of the Financial Close relating thereto, as determined in good faith by the Board of Directors of AES Gener on the basis of reasonable assumptions.

        "Total Debt to EBITDA Ratio" means at any date (i) Consolidated Total Indebtedness less Unrestricted Cash, divided by (ii) Consolidated EBITDA for the period of four consecutive fiscal quarters ending on or most recently prior to such date; provided, however, that:

          (a)   if AES Gener or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case, other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Total Debt to EBITDA Ratio, Consolidated EBITDA for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if AES Gener or such Restricted Subsidiary has not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

          (b)   if since the beginning of such period AES Gener or any Restricted Subsidiary shall have made any Asset Disposition, the Consolidated EBITDA for such period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets that are the subject of such Asset Disposition for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period;

          (c)   if since the beginning of such period AES Gener or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Person that is merged with or into AES Gener or any Restricted Subsidiary (or any Person that becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, Consolidated EBITDA for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; any such pro forma calculation may include adjustments appropriate to reflect, without duplication, (x) any such acquisition to the extent such adjustments may be reflected in the preparation of pro forma financial information in accordance with the requirements of Chilean GAAP and Article XI of Regulation S-X under the Exchange Act, (y) the annualized amount of operating expense reductions reasonably expected to be realized in the six months following any such acquisition made during any of the four fiscal quarters constituting the four-quarter reference period prior to the date of determination and (z) the annualized amount of operating expense reductions reasonably expected to be realized in the six months following any such acquisition made by AES Gener during either of the two fiscal quarters immediately preceding the four-quarter reference period prior to the date of determination; provided that in any case such adjustments are set forth in an Officers' Certificate that states (i) the amount of such adjustment or adjustments, (ii) that such adjustment or adjustments are based on the reasonable good faith beliefs of the officers executing such Officers' Certificate at the time of such execution and (iii) that any related Incurrence of Indebtedness is permitted pursuant to the indenture; and

          (d)   if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into AES Gener or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (b) or (c) above if made by AES Gener or a Restricted Subsidiary during such period, Consolidated EBITDA for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition of assets occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets and the amount of income or earnings relating thereto, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of AES Gener. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term as at the date of determination in excess of twelve months).

        "Unrestricted Cash" means, as of any date of determination, cash or cash equivalents as set forth on the balance sheet of AES Gener and its Restricted Subsidiaries minus, without duplication, the sum of cash or cash equivalents (i) held in accounts in the ordinary operation of the business, (ii) required to be shown as restricted cash or cash equivalents in accordance with Chilean GAAP on such balance sheet (or the notes thereto) or otherwise unavailable to AES Gener and its Restricted Subsidiaries for general use as a result of applicable law or agreement with a third party, and (iii) held or required to be held in an escrow account or otherwise legally segregated from the funds of AES Gener and its Restricted Subsidiaries.

        "Unrestricted Subsidiary" means:

          (1)   Chivor;

          (2)   any other Subsidiary of AES Gener that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of AES Gener in the manner provided below; and

          (3)   any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of AES Gener may designate any Subsidiary of AES Gener (including any newly acquired or newly formed Subsidiary of AES Gener) to be an Unrestricted Subsidiary pursuant to clause (2) above unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or owns or holds any Lien on any property of, AES Gener or any other Subsidiary of AES Gener that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either:

          (a)   the Subsidiary to be so designated has total consolidated assets of US$1,000 or less; or

          (b)   if such Subsidiary has consolidated assets greater than US$1,000, then such designation would be permitted under "—Restrictive Covenants—Limitation on Restricted Payments".

The Board of Directors of AES Gener may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

            (i)  AES Gener could Incur US$1.00 of additional Indebtedness under paragraph (1) of the covenant described under "—Restrictive Covenants—Limitation on Indebtedness"; and

           (ii)  no Event of Default shall have occurred and be continuing. Any such designation of a Subsidiary as a Restricted Subsidiary, and any such designation of a Subsidiary as an Unrestricted Subsidiary pursuant to clause (2) above, by the Board of Directors of AES Gener shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of AES Gener giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

        "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States are pledged and that are not callable or redeemable at the issuer's option.

        "Value" shall mean, with respect to a Sale and Lease-Back Transaction, as of any particular time, the amount equal to the greater of: (1) the net proceeds of the sale or transfer of the property leased pursuant to such Sale and Lease-Back Transaction or (2) the fair value in the opinion of the Board of Directors of AES Gener or the relevant Restricted Subsidiary of such property at the time of entering into such Sale and Lease-Back Transaction, in either case divided first by the number of full years of the term of the lease and then multiplied by the number of full years of such term remaining at the time of determination, without regard to any renewal or extension options contained in the lease.

        "Voting Stock" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

TAXATION

Chilean Tax Considerations

        The following is a general summary of the material consequences under Chilean tax law, as currently in effect, of an investment in the notes made by a Foreign Holder. The term "Foreign Holder" means (i) an individual not resident or domiciled in Chile (for purposes of Chilean taxation, (a) an individual is a resident of Chile if he or she has resided in Chile for more than six months in one calendar year, or a total of more than six months in two consecutive fiscal years, or (b) an individual is domiciled in Chile if he or she resides in Chile with the purpose of staying in Chile (such purpose to be evidenced by circumstances such as the acceptance of employment within Chile or the relocation of one's family to Chile)) or (ii) a legal entity that is not organized under the laws of Chile, unless the notes are assigned to a branch or an agent representative or permanent establishment of such entity in Chile.

        Payments of interest or premium, if any, made by us in respect of the notes to a Foreign Holder will generally be subject to a Chilean withholding tax, or the Chilean Interest Withholding Tax currently assessed at a rate of 4%. However, the same interests, or premiums that qualify for the referred 4% withholding tax rate, are subject to a special additional tax equal to the difference between the withholding tax paid and a 35% rate when they are paid to related entities, on the part of our indebtedness considered to be excessive. Our indebtedness will be considered to be excessive, or Excessive Indebtedness, when in the commercial year in which the notes are issued we have an indebtedness with related entities qualifying for the 4% withholding tax rate that exceeds three times our net worth calculated for tax purposes. Consequently, such qualifying interests or premiums paid to related entities out of debt that exceeds the Excessive Indebtedness ratio will be subject to a 35% tax (4% withholding tax plus the difference between the withholding tax paid and a 35% rate).

        Under the Excessive Indebtedness Rules, a lender or creditor, such as a holder of the notes, will be deemed to be related with the payor or debtor, if: (i) the lender or creditor is incorporated, domiciled or resident in a tax haven (qualified as such by the Chilean Ministry of Finance) at the time of granting the loan; or (ii) the lender or debtor, directly or indirectly, owns or participates in 10% or more of the capital or the profits of the other or if lender and debtor are subject to a common partner or shareholder which, directly or indirectly, owns or participates in 10% or more of the capital or the profits of both; or (iii) the debt is guaranteed directly or indirectly in cash or in any financial instruments or securities evidencing payment obligations (excluding any financial instruments or securities evidencing obligations of the borrower with any of its related entities) by a third party, for the amount effectively guaranteed. The debtor will be required to issue a sworn statement in this regard in the form set forth by the tax authorities.

        As described above, we have agreed, subject to specific exceptions and limitations, to pay Additional Amounts to the Foreign Holders of the notes in respect of the Chilean Interest Withholding Tax in order that the interest or premium, if any, the Foreign Holder receives, net of the Chilean Interest Withholding Tax, equals the amount which would have been received by such Foreign Holder in the absence of such Chilean Interest Withholding Tax. See "Description of the Notes—Additional Amounts".

        Under Chile's Income Tax Law and regulations thereunder, payments of principal made by us with respect to the notes to a Foreign Holder will not be subject to any Chilean taxes. Any capital gains realized on the sale or other disposition by a Foreign Holder of the notes generally will not be subject to any Chilean income taxes, provided that the sale or other disposition of such notes will be effected outside of Chile by a Foreign Holder. Any premium payable on redemption of the notes will be treated as interest and subject to the Chilean Interest Withholding Tax as described above.

        A Foreign Holder will not be liable for estate, gift, inheritance or similar taxes with respect to the notes unless such notes (i) are located in Chile at the time of such Foreign Holder's death or (ii) were purchased or acquired with money obtained from Chilean sources.

        The issuance of the old notes was subject to stamp tax at a rate of 1.608% of the aggregate principal amount of the old notes, which we paid. If the stamp tax had not been paid when due, Chilean Tax law would have imposed a penalty of up to three times the amount of the tax due, plus adjustments, and 1.5% interest per each month or part thereof during which payment for such tax is not made. In addition, had such tax (and any penalty) not been paid, Chilean courts would have not enforced any action based on the old notes.

        The exchange of old notes for the new notes is not subject to stamp tax.

United States Federal Income Tax Considerations

        The following is a discussion of the material U.S. federal income tax consequences of owning, exchanging and disposing of the notes. This discussion only applies to holders that hold the notes as capital assets (i.e., generally, for investment). This discussion does not address all of the tax consequences that may be relevant to a holder's particular circumstances and does not apply to a holder that is subject to special tax rules (e.g., a bank, tax-exempt organization, insurance company, dealer in securities or foreign currency, partnership or other pass-through entity, U.S. expatriate, a holder whose functional currency is not the U.S. dollar, or a holder that holds the notes as part of a hedge, straddle, conversion, constructive sale or other risk reduction transaction).

        This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations, published rulings of the U.S. Internal Revenue Service, or the IRS, and judicial decisions, all as in effect on the date hereof and all of which are subject to change (possibly with retroactive effect) and different interpretations. This discussion does not address any state, local or non-U.S. tax laws, or any aspect of U.S. federal tax law other than income taxation.

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of a note that is, for U.S. federal income tax purposes:

  •
  an individual citizen or resident of the United States,

  •
  a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia,

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

  •
  a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust (or if the trust has validly made an election to be treated as a domestic trust under applicable U.S. Treasury regulations).

        A "Non-U.S. Holder" is a beneficial owner of a note that is not a U.S. Holder. The U.S. federal income tax consequences for a partner in a partnership owning or disposing of the notes generally will depend on the status of the partner and the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

        This discussion is intended to provide general information only. Prospective investors are urged to consult their own tax advisors regarding the consequences of owning and disposing of the notes under U.S. federal income and other tax laws, including state, local and non-U.S. laws, and the possible effects of changes in such laws.

U.S. Holders

  Exchange

        The exchange of the old notes for the new notes, which have terms identical to the old notes (except the new notes will not bear legends restricting transfers thereof), will not constitute a taxable exchange. As a result, a U.S. Holder will not recognize taxable gain or loss as a result of exchanging such holder's old notes for the new notes. Also, the holding period of the new notes received will include the holding period of the old notes exchanged therefor, and the adjusted tax basis of the new notes received will be the same as the adjusted tax basis of the old notes exchanged therefor immediately before such exchange.

  Payments of Interest

        Interest (including any Additional Amounts) paid to a U.S. Holder in respect of a note generally will be includible in such holder's gross income as ordinary income at the time such interest is received or accrued, in accordance with such holder's method of accounting for U.S. federal income tax purposes. As a result of the inclusion of any amounts attributable to withheld taxes and Additional Amounts, the amount included in a U.S. Holder's gross income for U.S. federal income tax purposes with respect to a payment of interest may be greater than the amount of cash actually received (or receivable) by such holder.

        Subject to certain limitations, a U.S. Holder generally will be entitled to a credit against such holder's U.S. federal income tax liability, or a deduction in computing such holder's federal taxable income, for any foreign income taxes withheld by us. For purposes of the foreign tax credit limitation, foreign source income is classified into one of several "baskets", and the credit for foreign taxes on income in any basket is limited to U.S. federal income tax allocable to that income. Interest generally will constitute foreign source income in the "high withholding tax interest" basket if the notes are subject to withholding tax at a rate of 5% or higher. If the notes are not subject to such a withholding tax, interest generally will be in the "passive income" basket or, in the hands of certain financial institutions, in the "financial services income" basket. In certain circumstances, a U.S. Holder may not be eligible to claim foreign tax credits (and may instead be allowed deductions) for foreign taxes imposed on interest if the notes are held under arrangements in which such holder's expected profit, after foreign taxes, is insubstantial. The rules relating to foreign tax credits are extremely complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of foreign tax credits in their particular circumstances.

  Sales or Other Taxable Dispositions

        A U.S. Holder generally will recognize gain or loss on the sale or other taxable disposition of a note equal to the difference (if any) between the amount realized on such sale or other taxable disposition (other than amounts attributable to accrued but unpaid interest, which will be taxable as ordinary interest income to the extent not previously included in such holder's gross income) and such holder's tax basis in the note. A U.S. Holder's tax basis in a note generally will equal the amount such holder paid for the note. Any gain or loss on the sale or other taxable disposition of a note generally will constitute capital gain or loss, and will be long-term capital gain or loss if the note was held by such holder for more than one year. Certain non-corporate

U.S. Holders (including individuals) may qualify for preferential rates of U.S. federal income taxation in respect of long-term capital gains. The deduction of capital losses is subject to limitations under the Code. Any gain (or loss) realized by a U.S. Holder on a sale or other taxable disposition of the notes generally will be treated as U.S.-source income (or loss) for U.S. foreign tax credit purposes.

  Market Discount

        The acquisition and resale of the notes may be affected by the market discount provisions of the Code. Subject to a de minimis exception, the market discount on a note generally will equal the amount, if any, by which the stated redemption price at maturity of the note (i.e., the principal amount of the note) immediately after its acquisition exceeds the U.S. Holder's adjusted tax basis in the note. If applicable, the market discount provisions generally require a U.S. Holder who acquires a note at a market discount to treat as ordinary income any gain recognized on the disposition of that note to the extent of the accrued market discount on that note at the time of disposition, unless the U.S. Holder elects to include market discount in income currently as it accrues with a corresponding increase in the adjusted tax basis in the note.

        The election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the note at the time of acquisition, or, at the election of the U.S. Holder, under a constant yield method. A U.S. Holder who acquires a note at a market discount and who does not elect to include accrued market discount in income currently may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until the note is disposed of in a taxable transaction.

  Amortizable Bond Premium

        A U.S. Holder who purchases a note at a premium over its stated redemption price at maturity generally may elect to amortize that premium with a corresponding decrease in tax basis from the purchase date to the note's maturity date under a constant yield method, except that, under certain circumstances, amortizable bond premium is determined by reference to an amount payable on an early call date. Amortizable bond premium is treated as an offset to interest income on a note and not as a separate deduction. The election to amortize premium on a constant yield basis, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Non-U.S. Holders

  Exchange

        The exchange of the old notes for the new notes will not constitute a taxable event for a Non-U.S. Holder.

  Payments of Interest

        A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of payments of interest (including any Additional Amounts) by us or our paying agent in respect of a note, unless the interest is effectively connected with such holder's conduct of a trade or business within the United States (and, if an income tax treaty applies, the interest is attributable to a permanent establishment maintained by such holder within the United States). If that exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax in respect of such interest in the same manner as a U.S. Holder, as described above. A Non-U.S. Holder that is a corporation may, in certain circumstances, also be subject to an additional "branch profits tax" in respect of any such effectively connected interest income (currently at a 30% rate or, if applicable, a lower tax treaty rate).

  Sales or Other Taxable Dispositions

        A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain realized in connection with the sale or other taxable disposition of a note, unless such gain is effectively connected with such holder's conduct of a trade or business within the United States (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by such holder within the United States), or such holder is an individual present in the United States for at least 183 days in the taxable year of such sale or other taxable disposition and certain other requirements are met. If the first exception applies then the Non-U.S. Holder generally will be subject to U.S. federal income tax in respect of such gain in the same manner as a U.S. Holder, as described above. A Non-U.S. Holder that is a corporation may, in certain circumstances, also be subject to an additional "branch profits tax" in respect of any such effectively connected gain (currently at a 30% rate or, if applicable, a lower tax treaty rate). If the second exception applies, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% on the amount by which such holder's U.S-source capital gains exceed such holder's U.S.-source capital losses.

  Information Reporting and Backup Withholding

        In general, information reporting requirements may apply to payments of principal and interest on a note and to the proceeds of a sale or other disposition of a note. A "backup withholding" tax (currently at a rate of 28%) may apply to such payments or proceeds if the holder fails to provide a correct taxpayer identification number or to otherwise comply with the applicable backup withholding rules. Certain persons (including, among others, corporations and Non-U.S. Holders) that provide appropriate certification or otherwise qualify for exemption are not subject to the information reporting or backup withholding requirements. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a holder generally may be claimed as a credit against such holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

        Each broker-dealer that receives new notes for its own account under the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer for resales of new notes received in exchange for old notes that had been acquired as a result of market-making or other trading activities. We have agreed that, for a period of 60 days after the expiration date of the exchange offer, we will make this prospectus, as it may be amended or supplemented, available to any broker-dealer for use in connection with any such resale. Any broker-dealers required to use this prospectus and any amendments or supplements to this prospectus for resales of the new notes must notify us of this fact by checking the box on the letter of transmittal requesting additional copies of these documents.

        Notwithstanding the foregoing, we are entitled under the registration rights agreements to suspend the use of this prospectus by broker-dealers under specified circumstances. For example, we may suspend the use of this prospectus if:

  •
  the SEC or any state securities authority requests an amendment or supplement to this prospectus or the related registration statement or additional information;

  •
  the SEC or any state securities authority issues any stop order suspending the effectiveness of the registration statement or initiates proceedings for that purpose;

  •
  we receive notification of the suspension of the qualification of the new notes for sale in any jurisdiction or the initiation or threatening of any proceeding for that purpose;

  •
  the suspension is required by law; or

  •
  an event occurs which makes any statement in this prospectus untrue in any material respect or which constitutes an omission to state a material fact in this prospectus.

        If we suspend the use of this prospectus, the 60-day period referred to above will be extended by a number of days equal to the period of the suspension.

        We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account under the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on those notes or a combination of those methods, at market prices prevailing at the time of resale, at prices related to prevailing market prices or at negotiated prices. Any resales may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the selling broker-dealer or the purchasers of the new notes. Any broker-dealer that resells new notes received by it for its own account under the exchange offer and any broker or dealer that participates in a distribution of the new notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any resale of new notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        We have agreed to pay all expenses incidental to the exchange offer other than commissions and concessions of any broker or dealer and will indemnify holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        Certain legal matters with respect to U.S. law and New York law and the issuance of the new notes offered hereby will be passed upon for us by Shearman & Sterling LLP as our United States counsel. Certain legal matters with respect to Chilean law will be passed upon for us by Claro y Cía.

EXPERTS

        The consolidated financial statements of AES Gener and subsidiaries as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 and the related financial statement schedules included in this prospectus have been audited by Deloitte & Touche, Sociedad de Auditores y Consultores Limitada, independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes explanatory paragraphs referring to: 1) the application of Chilean GAAP and the restatement discussed in Note 35(a) related to the tax deductible net loss for the years 2001 and 2002 and the modification discussed in Note 35(b) related to the omission of disclosure of certain derivative instruments (treasury lock agreements) and their reduction in value after January 1, 2004; 2) the differences between accounting principles generally accepted in Chile and accounting principles generally accepted in the United States of America; and 3) the restatements discussed in notes 37I(b) related to the remeasurement effect relating to a change in the functional currency and the mark-to-market adjustment for certain derivative instruments) and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

ENFORCEMENT OF CIVIL LIABILITIES

        We are a sociedad anónima abierta, organized under the laws of the Republic of Chile, or Chile. Only one of our seven regular directors resides in the United States. All of our executive officers and certain of the experts named herein reside in Chile. In addition, all or a substantial portion of the assets of these persons and of AES Gener are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons, or to enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States or otherwise obtained in U.S. courts.

        We have been advised by Claro y Cía., our special Chilean counsel, that no treaty exists between the United States and Chile for the reciprocal enforcement of foreign judgments. Chilean courts, however, have enforced judgments rendered in the United States by virtue of the legal principles of reciprocity and comity, subject to the review in Chile of the U.S. judgment in order to ascertain whether certain basic principles of due process and public policy have been respected without reviewing the merits of the subject matter of the case. If a U.S. court grants a final judgment, enforceability of this judgment in Chile will be subject to the obtaining of the relevant exequatur (i.e., recognition and enforcement of the foreign judgment) according to Chilean civil procedure law in force at that time, and consequently, subject to the satisfaction of certain factors. Currently, the most important of these factors are the existence of reciprocity; the absence of a conflicting judgment by a Chilean court relating to the same parties and arising from the same facts and circumstances; the Chilean court's determination that the U.S. courts had jurisdiction, that process was appropriately serviced on the defendant and that the defendant was afforded a real opportunity to appear before the court and defend its case; and that enforcement would not violate Chilean public policy. Nevertheless, we have been advised by Claro y Cía. that there is doubt as to the enforceability, in original actions in Chilean courts, of liabilities predicated solely on the U.S. federal securities laws and as to the enforceability in Chilean courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form F-4 under the Securities Act relating to the offering of the new notes. This prospectus is a part of that registration statement. As described below, you may obtain from the SEC a copy of the registration statement and exhibits that we have filed with the SEC. The registration statement may contain additional information that may be important to you. Statements made in this prospectus about legal documents may not necessarily be complete, and you should read it together with the documents filed as exhibits to the registration statement or otherwise filed with the SEC.

        We are subject to the informational requirements of the Exchange Act, and in accordance therewith, we file reports and other information with the SEC. Such reports and other documents and information may be inspected and copied at the public reference room maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates and from the SEC's website located at http://www.sec.gov.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and will not be required to file proxy statements with the SEC, and our officers, directors and principal shareholders will be exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act.

        We make copies of materials we file with, or furnish to, the SEC available free of charge at www.aesgener.cl (in the "Inversionistas/ Investors" section) as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information on our website is not a part of this prospectus.

AES GENER S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) as of March 31, 2004 and thousands of U.S. dollars, except as indicated)

	As of March 31,
ASSETS	2003 ThCh$	2004 ThCh$	2004 ThUS$
	(Unaudited)	(Unaudited)	(Unaudited)
Current Assets
Cash	3,287,516	1,367,491	2,218
Time deposits, including restricted cash of ThCh$3,474,262 in 2003 (Note 35)	31,981,638	28,938,973	46,948
Money market funds (Note 4)	6,613,918	17,549,492	28,470
Trade accounts receivable, net of allowance for doubtful accounts of ThCh$98,637, and ThCh$64,021, respectively (Note 5)	32,819,101	32,195,892	52,231
Miscellaneous accounts receivable (Note 5)	3,112,446	4,327,104	7,020
Accounts and notes receivable from related companies (Note 6)	230,428,581	3,688,523	5,984
Inventories (Note 7)	20,205,193	10,017,411	16,251
Recoverable taxes, net	5,544,351	1,822,736	2,957
Deferred taxes (Note 8)	651,715	579,406	940
Prepayments	5,111,810	1,300,279	2,109
Other current assets (Note 9)	15,872,340	190,544,877	309,120

Total current assets	355,628,609	292,332,184	474,248

Property, plant and equipment (Note 11)
Land	8,495,185	9,035,670	14,659
Construction and infrastructure	819,460,150	737,342,739	1,196,189
Machinery and equipment	1,013,083,034	937,490,900	1,520,889
Other property, plant and equipment	11,522,392	8,517,871	13,819
Technical revaluation	42,004,647	37,110,807	60,205
Accumulated depreciation	(551,519,214)	(538,866,558)	(874,202)

Net property, plant and equipment	1,343,046,194	1,190,631,429	1,931,559

Other non-current assets
Investments in related companies (Note 12)	122,684,742	103,863,200	168,497
Investments in other companies (Note 13)	—	18,716,002	30,363
Goodwill (Note 14)	9,183,875	5,169,200	8,386
Long-term accounts receivable (Note 5)	8,183,611	7,948,961	12,896
Long-term receivable from related companies (Note 6)	4,794,968	3,164,295	5,133
Intangibles (Note 15)	5,844,150	5,901,264	9,574
Accumulated amortization of intangibles (Note 15)	(4,114,775)	(4,346,930)	(7,052)
Other (Note 16)	64,264,487	59,514,081	96,550

Total other non-current assets	210,841,058	199,930,073	324,347

TOTAL ASSETS	1,909,515,861	1,682,893,686	2,730,154

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

AES GENER S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) as of March 31, 2004 and thousands of U.S. dollars, except as indicated)

	As of March 31,
LIABILITIES AND SHAREHOLDERS' EQUITY	2003 ThCh$	2004 ThCh$	2004 ThUS$
	(Unaudited)	(Unaudited)	(Unaudited)
Current Liabilities
Short-term bank liabilities (Note 17)	9,701,364	2,005,922	3,254
Short-term portion of long-term bank liabilities (Note 17)	15,649,506	11,711,790	19,000
Bonds payable (Note 19)	34,133,071	221,714,688	359,687
Short-term portion of long-term liabilities, net	13,081,356	1,698,208	2,755
Dividends payable	137,302	118,275	192
Trade accounts and notes payable	38,729,526	39,499,004	64,079
Miscellaneous accounts payable	988	169,336	275
Accounts and notes payable to related companies (Note 6)	1,209,679	1,094,554	1,776
Provisions (Note 20)	6,034,217	17,506,675	28,401
Withholding taxes	1,449,013	1,453,480	2,358
Income taxes	1,214,063	34,757	56
Unearned income	355,405	18,829	31

Total current liabilities	121,695,490	297,025,518	481,864

Long-term liabilities
Long-term bank liabilities (Note 18)	241,108,589	176,046,684	285,600
Bonds payable (Note 19)	679,203,068	401,685,346	651,653
Notes payable	3,865,598	641,037	1,040
Provisions (Note 20)	22,732,021	10,220,422	16,581
Deferred taxes (Note 8)	10,950,780	16,380,650	26,574
Other	26,333,999	15,530,588	25,195

Total long-term liabilities	984,194,055	620,504,727	1,006,643

Minority Interest (Note 23)	7,355,536	6,790,765	11,017

Shareholders' Equity (Note 24)
Paid-in capital	654,074,615	660,615,361	1,071,714
Capital reserve revaluation	3,270,373	(3,303,077)	(5,359)
Share premium	29,389,136	29,387,674	47,676
Other reserves	50,710,537	53,380,661	86,599
Future dividends reserve	4,853,438	5,265,559	8,542
Retained earnings	38,551,880	2,626,076	4,261
Net income for the period	15,420,801	10,600,422	17,197

Total Shareholders' Equity	796,270,780	758,572,676	1,230,630

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,909,515,861	1,682,893,686	2,730,154

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

AES GENER S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) as of March 31, 2004 and thousands of U.S. dollars, except as indicated)

	Three months ended March 31,
	2003 ThCh$	2004 ThCh$	2004 ThUS$
	(Unaudited)	(Unaudited)	(Unaudited)
RESULTS:
Operating revenue (Note 37)	94,508,252	91,147,333	147,868
Operating expenses (Note 38)	(58,505,087)	(56,769,409)	(92,097)

Gross profit	36,003,165	34,377,924	55,771
Administration and sales costs (Note 38)	(4,274,798)	(4,201,632)	(6,816)

Operating Income	31,728,367	30,176,292	48,955

Non-operating results
Financial income	11,037,472	3,127,135	5,073
Equity share in net income of related companies (Notes 12)	518,056	622,749	1,542
Other non-operating income (Note 25)	572,836	2,320,230	3,335
Equity share in net loss of related companies	(954,976)	(1,396,583)	(2,266)
Amortization of goodwill (Notes 14)	(194,319)	(126,760)	(309)
Financial expense	(16,508,830)	(11,973,444)	(19,424)
Other non-operating expenses (Note 25)	(3,416,755)	(6,618,233)	(10,737)
Price-level restatement	1,744,202	3,536,122	5,737

Non-operating loss, net	(7,202,314)	(10,508,784)	(17,049)

Income before income taxes and minority interest	24,526,053	19,667,508	31,906
Income taxes (Note 8)	(8,746,390)	(8,758,893)	(14,209)
Minority interest	(358,862)	(308,193)	(500)

Net income (loss)	15,420,801	10,600,422	17,197

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

AES GENER S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) as of March 31, 2004 and thousands of U.S. dollars, except as indicated)

	Three months ended March 31,
CONSOLIDATED STATEMENTS OF CASH FLOW	2003 ThCh$	2004 ThCh$	2004 ThUS$
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities
Collection of accounts receivable	108,737,093	91,033,653	147,684
Financial income received	544,215	3,035,537	4,925
Other income received	1,314,662	1,582,249	2,567
Payment to suppliers and personnel	(59,716,335)	(47,731,663)	(77,435)
Financial expenses	(20,137,364)	(17,771,384)	(28,830)
Payment for income taxes	(279)	(47,772)	(78)
Other expenses	(4,494,385)	(5,281,831)	(8,569)
VAT and other similar items paid	(7,190,907)	(6,588,726)	(10,689)

Net cash provided by operating activities	19,056,700	18,230,063	29,575
Cash flow from financing activities
Bonds payable	—	246,201,551	399,412
Other financing proceeds	1,559,145	458,076	743
Dividends paid	(6,792)	(57,333,164)	(93,011)
Repayment of loans	(5,702,252)	(4,572,363)	(7,418)
Repayment of bonds	—	(188,379,892)	(305,608)
Payment of costs associated with issuance of bonds	—	(17,129,995)	(27,790)
Other financing activities	(350,957)	—	—

Net cash used in financing activities	(4,500,856)	(20,755,787)	(33,672)

Cash flow from investing activities
Sales of property, plant and equipment	18,961	25,071	41
Sales of other investments	404,894	136,704	222
Proceeds from loans to related companies	69,121	177,078,750	287,274
Proceeds from other loans to related companies	388,679	163,208	265
Acquisition of fixed assets	(447,171)	(2,034,589)	(3,301)
Payment of capitalized interest	(54,127)	(7,363)	(12)
Permanent investments	(268,468)	(61,754)	(100)
Investments in Commercial paper	(2,163,957)	(7,893,262)	(12,805)
Documented loans to related companies	(9,820,382)	—	—
Other obligations to related companies	(2,199,863)	(1,447,100)	(2,348)
Other investing activities	—	(4,923,359)	(7,987)

Net cash provided by (used) in investing activities	(14,072,313)	161,036,306	261,249
Net increase (decrease) in cash and cash equivalents before the effects of price-level restatement	483,531	158,510,582	257,151
Price-level restatement of cash and cash equivalents	2,441,669	3,858,932	6,260

Net increase (decrease) in cash and cash equivalents	2,925,200	162,369,514	263,411
Cash and cash equivalents at beginning of year	39,304,276	56,999,189	92,470

Cash and cash equivalent at end of period (Note 27)	42,229,476	219,368,703	355,881

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

AES GENER S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) as of March 31, 2004 and thousands of U.S. dollars, except as indicated)

RECONCILIATION BETWEEN NET CASH FLOWS
PROVIDED BY OPERATING ACTIVITIES AND NET
INCOME FOR THE PERIOD

	Three month ended March 31,
	2003 ThCh$	2004 ThCh$	2004 ThUS$
	(Unaudited)	(Unaudited)	(Unaudited)
Net income	15,420,801	10,600,422	17,197
Gain on sale of fixed assets	—	(9,315)	(15)
Gain on sale of investments	(18,961)	—	—
Adjustments to reconcile net income to net cash provided by operating activities	13,684,237	12,272,644	19,910
Depreciation	12,415,224	11,600,588	18,820
Amortization of intangibles	218,409	807,078	1,309
Provisions and write-offs	563,526	3,903,638	6,333
Equity share in net income from investments in related companies	(518,056)	(622,749)	(1,011)
Equity share in net loss from investments in related companies	954,976	1,396,583	2,266
Amortization of goodwill	194,319	126,760	206
Net price-level restatement	(1,744,202)	(3,536,122)	(5,737)
Other credits to income that do not represent cash flow	—	(1,403,132)	(2,276)
Other debits to income that do not represent cash flow	1,600,041	—	—
Change in operating assets	(12,275,894)	(5,715,247)	(9,272)
Increase of accounts receivable	(3,641,448)	(6,420,533)	(10,416)
Decrease of inventories	2,890,169	1,412,836	2,292
Increase of other assets	(11,524,615)	(707,550)	(115)
Change in operating liabilities	1,887,655	(773,366)	(1,255)
Decrease of accounts payable to related companies	(3,222,454)	(1,961,959)	(3,183)
Decrease of interest payable	(2,380,362)	(5,347,337)	(8,675)
Net increase of income taxes Payable	7,435,166	8,999,984	14,601
Increase of other accounts payable	558,621	445,317	722
Decrease of other accounts payables, net of VAT	(503,316)	(1,362,639)	(2,211)

Minority interest in net income	358,862	308,193	500

Net cash provided by operating activities	19,056,700	18,230,063	29,575

The accompanying Notes 1 to 39 are an integral part of these consolidated financial statements.

AES GENER S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant Chilean (ThCh$) pesos as of March 31, 2004 and thousands of US dollars, except as indicated)

NOTE 1.    REGISTRATION IN THE SECURITIES REGISTRY OF THE CHILEAN SUPERINTENDENCY OF SECURITIES AND INSURANCE (SVS)

Company	Registration N0	Relation
AES Gener S.A.	176	Parent Company
Sociedad Eléctrica Santiago S.A.	547	Subsidiary

        These companies are under the oversight of the Chilean Superintendency of Securities and Insurance.

NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  a)    Organization, Consolidation and Basis of Presentation

        AES Gener S.A. ("AES Gener") and its subsidiaries (collectively referred to as the "Company") are engaged in the generation and sale of electricity both within Chile and internationally, shipping and port services (until August 2001), the production of fuels (until July 2001), and engineering services and other services both internally and externally. AES Gener S.A. consolidates its financial statements with those of the companies detailed below, eliminating any intercompany transactions and balances between related companies:

	Percentage of participation
	For the period ended March 31,
	2003	2004
	Total	Direct	Indirect	Total
Petróleos, Asfalto y Combustible S.A. (PACSA)	97.90%	97.90%	0.00%	97.90%
Energía Verde S.A.	99.99%	99.99%	0.00%	99.99%
Norgener S.A.	99.99%	99.99%	0.00%	99.99%
Sociedad Eléctrica Santiago S.A.	90.00%	90.00%	0.00%	90.00%
New Caribbean Investment S.A.	50.01%	49.98%	0.03%	50.01%
AES Colombia S.A.	95.00%	95.00%	5.00%	100.00%
Gener Internacional S.A.	100.00%	99.90%	0.10%	100.00%
Energy Trade and Finance Corporation (Cayman Islands)	100.00%	100.00%	0.00%	100.00%
Chivor S.A. E.S.P.	99.98%	0.00%	99.98%	99.98%
Gener Blue Water (Cayman Islands)	100.00%	0.00%	100.00%	100.00%
Inversiones Termoenergía Chile Ltda.	100.00%	0.00%	100.00%	100.00%
Gener Argentina S.A.	100.00%	99.99%	0.01%	100.00%
TermoAndes S.A.	100.00%	0.00%	100.00%	100.00%
InterAndes S.A.	100.00%	0.00%	100.00%	100.00%
Servicios de Asistencia Técnica S.A.	99.99%	99.99%	0.00%	99.99%
Genergía S.A.	99.99%	0.00%	99.99%	99.99%
Genergia Power Ltd. (Cayman Islands)	100.00%	0.00%	100.00%	100.00%

        Sociedad Eléctrica Santiago S.A., ("Eléctrica Santiago") a 90%-owned subsidiary of AES Gener, is engaged principally in the generation of electricity.

        Norgener S.A. ("Norgener") is engaged principally in the generation of electricity.

        TermoAndes S.A. ("TermoAndes") is engaged principally in the generation of electricity.

        InterAndes S.A. ("InterAndes") is engaged principally in the transmission of electricity.

        Energía Verde S.A. ("Energía Verde") is engaged principally in the generation of electricity for forest product factories.

        Energy Trade and Finance Corporation (Cayman Islands) ("Energy Trade") is a wholly-owned subsidiary established to facilitate Company financing.

        New Caribbean Investment N.A. ("NCI") is a subsidiary that provides administration services to Compañía Generadora de Electricidad Itabo ("Itabo") in the Dominican Republic. AES Gener owns 49.98% of NCI and Norgener, Energía Verde and Energy Trade and Finance Co. each own 0.01% in NCI equity, for a total participation by the Company of 50.01%.

        AES Colombia S.A. is a wholly-owned subsidiary established to facilitate business in Colombia.

        Chivor S.A. E.S.P. (Colombia) ("Chivor") is engaged principally in the generation of electricity.

        Inversiones Termoenergía de Chile Ltda. is a subsidiary wholly-owned by Gener Blue Water, which is a subsidiary wholly-owned by Energy Trade.

        Genergía S.A. ("Genergía") is a subsidiary wholly-owned by Nova Gas Andes Power Limited, which in turn is a subsidiary wholly-owned by Energy Trade. Genergía and Nova Gas Andes Power Limited were created as investment companies.

        Compañía Carbones del César Ltda. ("Carbones del César"), a wholly-owned subsidiary, is engaged principally in coal production activities. As of December 31, 2003, a net loss was recorded as a provision and this company was not consolidated in the financial statements of AES Gener S.A. as this company is in the process of being sold.

        Petróleos, Asfaltos y Combustibles S.A. (formerly known as Petróleos y Asfaltos Cordex S.A.) is engaged principally in the construction and operation of a fuel oil and asphalt terminal in the area of Puerto Ventanas, in the Fifth Region of Chile.

        Gener International S.A. engages in investment activities and provides administrative services.

        Gener Argentina S.A. ("Gener Argentina"), an indirectly wholly-owned subsidiary, manages the Company's investments in Argentina.

        Servicios de Asistencia Técnica S.A. provides engineering, quality-control, and administration services.

Presentation

        These consolidated financial statements have been prepared on the basis of accounting principles generally accepted in Chile. For the convenience of readers outside Chile, the consolidated financial statements have been translated into English, certain reclassifications have been made and certain clarifying account descriptions have been included.

        The preparation of financial statements in conformity with generally accepted accounting principles in Chile requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        In certain cases generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be bought or sold or the amount at which a liability could be incurred or settled in a current transaction between willing parties, other than in a forced or liquidation sale. Where available, quoted market prices in active markets have been used as the basis for the measurement; however, where quoted market prices in active markets are not available, the Company has estimated such values based on the best information available, including using modeling and other valuation techniques.

  b)    Price-level restatement

        The financial statements have been price-level restated in order to reflect the effect of changes in the purchasing power of the Chilean currency during each period. All non-monetary assets and liabilities and income statement accounts have been restated to reflect the changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the period.

        The purchasing power gains and losses have been included in net income within the account "price-level restatement" and reflect the effects of Chilean inflation on the value of monetary assets and liabilities held by the Company.

        The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics ("CPI") and based on the "prior month rule", in which inflation adjustments are based on the consumer price index at the close of the month preceding the close of the respective period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile.

        The values of the Chilean consumer price index are as follows:

	Index	Change over previous December 31
March 31, 2003	115.21	2.1%
March 31, 2004	114.35	0.2%

        The values of the Chilean consumer price index used for financial accounting price-level restatement purposes are as follows:

	Index	Change over previous November 30
February 30, 2003	113.88	0.5%
February 30, 2004	113.87	-0.5%

        As of March 31, 2004, the restatements were calculated using -0.5% for the period between November 30, 2003 and February 29, 2004 (0.5% for the same period of the previous year).

        The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each period the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

        Assets and liabilities that are denominated in index-linked units of account are stated at the period-end values of their respective units of account. The principal index-linked unit used in Chile is the Unidad de Fomento (UF), which changes daily to reflect the changes in Chile's consumer price index. Many of the Company's financial investments are denominated in UFs. As the Company's indexed liabilities exceed its indexed assets, the increase in the index results in a net loss on indexation.

        Values for the UF are as follows (historical pesos per UF):

Ch$
March 31, 2003	16,783.60
March 31, 2004	16,820.82

Comparative financial statements:

        For comparative purposes, the prior year consolidated financial statements, and the amounts disclosed in the related notes to the consolidated financial statements, are restated in terms of Chilean pesos of the latest closing period purchasing power. This updating does not change the prior period's statements or information in any way except to update the amounts to constant Chilean pesos of similar purchasing power. The financial statements at March 31, 2003 do not reflect any restatement, because the variation of the "CPI" for the period between March 2003 and March 2004 was 0%.

Credit (Charge) to income for price-level restatement and foreign exchange gains and losses:

        The credit or charge to income for price-level restatement in each of the periods consists of the restatements of non-monetary assets and liabilities and net losses due to foreign exchange differences as follows:

	Credit (charge) to income For the period ended March 31,
	2003 ThCh$	2004 ThCh$
Property, plant and equipment	3,481,059	(3,336,256)
Other assets in local currency	(1,769,082)	(3,498,662)
Other assets in foreign currency	5,276,451	2,965,118
Liabilities in foreign currency	1,405,402	990,025
UF Indexed liabilities	(2,201,517)	1,898,382
Shareholders' equity	(3,855,460)	4,043,019

Net balance sheet effect reflected in income	2,336,853	3,061,626
Net price-level restatement of income statement accounts	(198,965)	13,312
Net losses due to foreign exchange differences	(393,686)	461,184

Charge to income	1,744,202	3,536,122

  c)    Foreign currency transactions and translation

        In accordance with Technical Bulletin No. 64 of the Chilean Association of Accountants and dispositions of Official Circular No. 1,697 of the SVS, permanent foreign investments established in countries defined by Technical Bulletin No. 64 as being unstable, whose activities do not constitute an extension of the parent company's operations are controlled and measured in US dollars. Differences between the Chilean peso and the US dollar exchange rate variation and fluctuations in the Chilean CPI are accounted for as a charge or credit to the equity reserve account called the "Accumulated Foreign Currency Translation Adjustment". Foreign Exchange differences on US dollar denominated liabilities that have been designated as a hedge of such investments are also included in the same equity account to the extent the hedge is effective. This rule corresponds to all US dollar functional currency subsidiaries (Chivor, Carbones del Cesar, TermoAndes, InterAndes, AES Colombia and NCI).

        Balances denominated in foreign currencies or indices have been translated into Chilean pesos at the following rates, which are the Observed Exchange Rates, as reported by the Central Bank of Chile:

	As of March 31,
	2003 Ch$/Unit	2004 Ch$/Unit
Observed Dollar (US$)	731.56	616.41
Argentine Pesos (Arg$)	246.32	215.72
Colombian Pesos (Col$)	0.25	0.23

        To reduce its exposure to the volatility of foreign currencies, the Company enters into currency swap agreements to manage the Company's foreign currency exposure to US dollars. Foreign currency transaction (losses) gains of ThCh$(2,473,327) and ThCh$145,043 are included in the consolidated statements of income in 2003 and 2004, respectively.

  d)    Time deposits, money market funds and commercial paper

        Time deposits and commercial paper for resale are shown at cost plus price-level restatement and accrued interest, which approximates the market value of these items. Money market funds are shown at the lower of cost plus indexation adjustments or market value.

        Commercial paper is classified as other current assets. Such financial instruments include:

  •
  Pagaré Reajustable del Banco Central de Chile (Central Bank Adjustable Promissory Notes or "PRBC"), These notes are bearer, short and long-term debt securities with the principal denominated in UF.

  •
  Pagaré Reajustable del Banco Central de Chile con Pago en Cupones (Central Bank Adjustable Promissory Notes with Coupon Payments or "PRC"). These are long-term debt securities issued by the Central Bank of Chile. The principal is denominated in UF. PRCs are bearer financial instruments with equal consecutive semiannual principal and interest payments.

  e)    Allowance for doubtful accounts

        The Company determines this allowance on the basis of an individual analysis of each client and its payment capacity.

  f)    Inventories

        Inventories consist of raw materials, parts and accessories valued at their corresponding acquisition cost. The values shown do not exceed their estimated net realizable values and are reflected in income on the basis of weighted-average cost.

        An allowance for inventory shrinkage is determined according to technical and environmental studies based on factors affecting the coal in stock.

  g)    Other current assets

        Other current assets mainly include Commercial paper and Colombian Fiduciary Rights related to the affiliate Chivor, which are presented at cost plus accrued interest.

  h)    Property, plant and equipment

        Property, plant and equipment is valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted on June 30, 1986 in accordance with the regulations of the Chilean Superintendency of Securities and Insurance ("SVS").

        Depreciation is included in operating costs and includes depreciation for technical reappraisal of fixed assets. Depreciation has been calculated on a straight-line basis over the following useful lives, with the exception of the TermoAndes Power Plant, in which case depreciation is amortized on a usage basis, which uses the total estimated hours of service for the plant's useful life.

Years
Hydroelectric dam	77
Construction and infrastructure	18-42
Machinery and equipment	15-31
Other property, plant and equipment	5-13
Technical revaluation	10

        The Company capitalizes the direct costs of financing its construction-in progress, including indexation, foreign currency gains and losses, interest and other similar expenses. Similarly, income from deposits of funds identified for specific projects is recorded as a decrease in the cost of financing the related work in progress. The Company ceases capitalization of interest when the asset is in a position to be used for its intended purpose.

        Repair and maintenance costs are charged against income while renewals and improvements are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any related gain or loss reflected in other non-operating income or expense.

  i)    Software

        The Company has internally developed computer software as well as acquired software packages. The cost incurred in software development is charged to income and the cost paid to acquire software packages is included in "other fixed assets" and amortized over 36 months. All significant internally developed software was completed prior to 1997.

  j)    Investments in related companies

        Investments in companies that are 50%-or-less owned, over which the Company exercises significant influence, and investments in companies in the development stage are shown under Other Non-Current Assets and are accounted for using the equity method. The Company's proportionate share of net income and losses of related companies is recognized in non-operating results in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

        In accordance with Circular No. 1,697, dated December 30, 2003, the Company has a significant influence in all of those investments in which it holds more than 20% ownership. In the previous period this percentage was equivalent to 10% and, based on such, all of the investments in which the Company holds between 10% and 20% have been reclassified and are now registered as "Investments in Other Companies" for the period ending March 31, 2004.

  k)    Goodwill

        According to Chilean SVS rule number 1,697 of December 2003, the excess cost of an acquired enterprise over the net book value of the assets acquired and liabilities assumed (goodwill) or the excess of this net book value over the cost of the acquired enterprise (negative goodwill) are amortized over 20 years.

        The Company has evaluated the recovery of its goodwill for impairment in accordance with Technical Bulletin No. 56 of Colegio de Contadores de Chile A.G. (Accountants Association of Chile). As a result of this evaluation, no impairment has been recorded.

  l)    Intangibles

        The Company has classified certain assets as intangibles due to their nature and characteristics. These assets have resulted principally from the following:

        The asset revaluation that was performed at the time of the division of the Company's predecessor into three independent companies in 1981, one of which was AES Gener. This intangible asset, representing the price-level restated excess of the market value over the book value of the assets that were transferred to AES Gener, is being amortized over a period of 30 years, beginning on January 1, 1982.

  m)    Income taxes

        The Company has recorded provisions at each period-end for income taxes currently payable in accordance with current tax regulations. The detail of such provisions is shown in Note 8.

  n)    Deferred income taxes

        Starting January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants, and with Circular No. 1466 issued on January 27, 2000 by the SVS, by using the liability method, the deferred tax effects of all temporary differences between the financial and tax values of assets and liabilities and loss carry forwards. As a transitional provision, a contra asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability is amortized to income over the related estimated average reversal periods corresponding to the underlying temporary differences to the deferred tax asset or liability.

  o)    Bonds payable

        Bonds payable are shown at each period-end at their nominal value plus accrued interest and price-level restatement. The discount amount, the cost of obtaining such financing and other expenses directly related to the issuance of bonds at the time of their placement are presented in "Other Assets" and are amortized using the straight-line method over the contracted term of the bonds. The difference between the straight-line method and the effective interest rate method is not material.

  p)    Staff severance indemnities

        The liability for long-term severance indemnities is accrued in accordance with agreements entered into with the employees. This liability is shown at the present value of the expected future payments. The staff severance indemnities provision is discounted at an interest rate of 8% and is limited to a service period of 31 years.

  q)    Vacation allowance

        The Company has recorded a provision for vacations on an accrual basis, in accordance with Technical Bulletin No. 47 of the Chilean Association of Accountants.

  r)    Post-retirement benefits

        Beginning January 1, 1999, the Company has accounted for the total liabilities related to voluntary pension plans for retired employees (no active employee is entitled to this benefit when he or she retires) and other post-retirement benefits, as stipulated in collective bargaining agreements. Pension benefits include the payment of a complementary pension in addition to that provided by the Chilean social security system, which is payable for life to retired employees. In addition, these benefits include health services and electricity subsidies. This liability has been recorded at the actuarially determined projected benefit obligation, discounted at an annual rate of 8% at the end of each period and includes the likelihood of such payments or benefits based on mortality (in the case of retired employees) and employee turnover. In the case of current employees, who are only entitled to medical benefits and the electricity subsidies, benefits are recognized based on an estimate of the proportion of such benefits earned as of the balance sheet date. The obligations for medical benefits and electricity subsidies have been determined considering a trend for future medical costs and the fixed electricity bonus granted to retired employees and to active employees after retirement.

  s)    Revenue recognition

        Revenues from the sales of electricity are recorded based on output delivery and capacity provided at rates specified under contract terms or at prevailing market rates.

        Operating income includes uninvoiced income from energy supplied but not billed at each period-end, which has been valued at contracted rates existing at each respective period-end. These amounts are included in current assets, as trade accounts receivable. The related cost of this energy has been included in operating costs. The Company recognized revenues from sales of inventory such as coal and gas upon delivery and revenues from shipping and engineering services upon performance of such services.

  t)    Research and development expenses

        The costs of research, project development and special studies are charged to income in the year in which they are incurred, except for the cost of fixed assets once development has been approved. The costs of research and development charged to income were ThCh$13,778 and ThCh$61,534 for the periods ended March 31, 2003 and 2004, respectively.

  u)    Forward exchange and swap contracts

        Unrealized gains or losses on forward exchange and swap agreements that are not both designated and effective as hedges are accounted for at market value basis with the effect of the changes in the fair value recorded in income. Net losses on derivatives designated and effective as hedges of assets and liabilities are charged to income. Gains and losses related to qualifying hedges of anticipated transactions and net gains of derivatives designated and effective as hedges of assets and liabilities are deferred and recognized in income in the same period in which the underlying items are settled. These contracts are recorded according to Technical Bulletin No. 57.

        TermoAndes and InterAndes have a swap agreement with Deutsche Bank Securities and Bank BBV Securities in order to fix its variable interest rate (LIBOR) with a 180-day fixed rate. This hedge covers 92% of the debt.

  v)    Statement of cash flow

        The statements of cash flow have been prepared using the direct method in accordance with Technical Bulletin No. 50 of the Chilean Association of Accountants.

        Cash and cash equivalents represent cash, time deposits, money market funds and commercial paper that can be converted to cash within a term not exceeding 90 days from the acquisition date and without risk of material loss of value.

        "Cash flow from operating activities" includes those cash flows related to the operations of the Company, interest paid, financial income collected and all other cash flows that are not defined as either investing or financing.

  w)    Convenience translation to U.S. dollars

        The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The United States dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the March 31, 2004 observed exchange rate of Ch$616.41 per US$1.00. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into United States dollars at such a rate or at any other rate.

  x)    Investments in other companies

        Investments in other companies are presented at cost adjusted for price-level restatement in the case of Gasoducto GasAndes S.A. (Chile) ("GasAndes Chile") and the CDEC-SIC Ltda. ("CDEC-SIC"), which is the Economic Load Dispatch Center for the Central Interconnected System, the SIC, and for foreign currency variation in the case of Gasoducto GasAndes S.A. (Argentina) ("GasAndes Argentina").

        The Goodwill balances with respect to investments reclassified in accordance with the accounting policy change described in the second paragraph of Note 2 j) above were registered as "Investments in Other Companies", for the period ending March 31, 2004.

NOTE 3.    CHANGE IN ACCOUNTING PRINCIPLE

Investments in other companies

        Prior to January 1, 2004, investments in other companies ranging from 10%—50% of common stock were recorded under the equity method of accounting. As of January 1, 2004, the Company changed the accounting treatment for investments in other companies that, at a consolidated level, were more than 10% and less than 20% of common stock to comply with the SVS Official Circular, No. 1,697, dated December 30, 2003. Investments that meet this criteria will be recorded at acquisition cost restated for price-level changes or foreign currency, as explained above, and will no longer be recorded under the equity-method of accounting.

        This change affected the following investments: GasAndes Chile, GasAndes Argentina and CDEC-SIC (Note 13).

        The effect of the change in this accounting principle was higher income in the amount of ThCh$268,640 (ThUS$436), due to no longer classifying these companies as equity-method investees, and lower amortization in the period ending March 31, 2004.

NOTE 4.    MONEY MARKET FUNDS

        As of March 31, 2003 and 2004, money market funds include the following:

	Book value As of March 31,
Instruments	2003 ThCh$	2004 ThCh$
Time deposit in U.S. dollars (1)	48	7,601,957
Mutual funds in Chilean pesos	255,234	9,720,253
Trust funds payments	4,576	—
Mutual funds in U.S. dollars	6,354,060	227,282

Total Marketable securities	6,613,918	17,549,492

(1)
Restricted cash, see notes 29.4)(a.4)

        The ThCh$7,601,957 corresponds to time deposit investments taken by subsidiary Chivor S.A. E.S.P., to cover the debt and operating activities of the company.

NOTE 5.    SHORT-TERM AND LONG-TERM RECEIVABLES

        The detail of short-term and long-term receivables is presented in the table below:

        The balance of accounts receivable corresponds to operations of the company and its subsidiaries, mainly from sales of energy and power.

	Current assets
			More than 90 days			Total current assets
	Until 90 days		Until 1 year		Sub total	(net)		Long-term
Area	31/03/2003 ThCh$	31/03/2004 ThCh$	31/03/2003 ThCh$	31/03/2004 ThCh$	31/03/2004 ThCh$	31/03/2003 ThCh$	31/03/2004 ThCh$	31/03/2003 ThCh$	31/03/2004 ThCh$
Accounts receivable	29,302,075	28,949,418	3,615,663	4,785,789	33,735,207	32,819,101	32,195,892	—	—
Allowance for doubtful accounts	—	(1,539,315)	—	—	(1,539,315)	—	—	—	—
Notes receivable	392,867	29,505	10,490	21,027	50,532	403,357	50,532	—	—

Misc. accounts receivable	1,605,844	3,267,312	1,103,245	1,009,260	4,276,572	2,709,089	4,276,572	8,183,611	7,948,961

NOTE 6.    BALANCES AND TRANSACTIONS WITH RELATED ENTITIES

      Balances with the related companies consist of arms-length transactions completed within the normal course of business in accordance with current legislation.

        On February 28, 2001, AES Gener signed a mercantile account agreement with Inversiones Cachagua Limitada, the balance of which is adjusted in US dollars and accrues interest at 30-day LIBOR plus spread, and the final maturity date is on February 28, 2004.

        On May 15, 2003, Inversiones Cachagua Limitada "Cachagua" pledged its shares owned in favor of AES Gener in order to guarantee the timely and complete payment of the balance resulting from the mercantile account and agreed not to place any lien, divest, use, execute hold acts or subscribe any contracts over the shares pledged. This pledge also included restrictions on Cachagua's rights to receive dividends, which will be applied to the outstanding balance. Additionally, on May 15, 2003 the interest rate was modified to 10% annually.

        On February 27, 2004, Inversiones Cachagua Limitada fully paid off the mercantile account.

        In conjunction with the financial restructuring plan of AES Gener, Cachagua has informed AES Gener that, as of March 31, 2004, none of its shares in AES Gener guaranteed or collateralized Cachagua's obligations.

        The account receivable of GasAndes Chile and GasAndes Argentina represents a down payment for gas transportation service due to Eléctrica Santiago. Such down payment accrues interest at a rate of 15% per year and is payable in monthly installments from 2002.

  a)    Accounts receivable

	Short-term As of March 31,		Long-term As of March 31,
Companies	2003 ThCh$	2004 ThCh$	2003 ThCh$	2004 ThCh$
Empresa Eléctrica Guacolda S.A.	7,518	33,724	—	—
Gasoducto Gasandes S.A.	68,360	—	1,619,639	1,364,702
Gasoducto Gasandes (Argentina) S.A.	539,391	643,907	3,175,329	1,799,593
C.G.E. Itabo S.A. (Dominican Republic)	802,747	3,000,527	—	—
Inversiones Cachagua Ltda.	228,971,359	—	—	—
Energen S.A.	33,658	10,365	—	—
Coastal Itabo Ltda. (Dominican Republic)	5,548	—	—	—

	230,428,581	3,688,523	4,794,968	3,164,295

  b)    Accounts payable

	Short-term As of March 31,		Long-term As of March 31,
Companies	2003 ThCh$	2004 ThCh$	2003 ThCh$	2004 ThCh$
Gasoducto Gasandes (Argentina) S.A.	177,931	162,308	—	—
Interoceanbulk	124,251	104,693	—	—
AES Energy	—	2,373	—	—
Cordex Petroleum Inc.	512,898	628,833	—	—
AES Corporation	391,616	193,446	—	—
Coastal Itabo Ltda. (Dominican Republic)	2,983	2,901	—	—

	1,209,679	1,094,554	—	—

  c)    Related company transactions

			As of March 31, 2003		As of March 31, 2004
Companies	Nature of the relationship	Transactions	Amount ThCh$	Effect in income (Debit/credit) ThCh$	Amount ThCh$	Effect in income (Debit/credit) ThCh$
Empresa Eléctrica Guacolda S.A.	Affiliate	Purchase of energy and capacity	—	—	12,505	(12,505)
Empresa Eléctrica Guacolda S.A.	Affiliate	Sale of combustibles, and other services	1,764,752	1,764,752	—	—
Empresa Eléctrica Guacolda S.A.	Affiliate	Purchase of Energy	—	—	868	(868)
Inversiones Cachagua Ltda.	Main Shareholder	Repayment of mercantile account	—	—	177,078,750	—
Inversiones Cachagua Ltda.	Main Shareholder	Interests of mercantile of mercantile account	10,222,475	10,222,475	2,384,862	2,384,862
Inversiones Cachagua Ltda.	Main Shareholder	Monetary Correction of mercantile account	885,646	885,646	731,824	(731,824)
Inversiones Cachagua Ltda.	Main Shareholder	Foreign exchange of mercantile account	2,306,381	2,306,381	859,999	859,999
CDEC—SIC Ltda.	Affiliate	Coordination services	94,670	(94,670)	109,138	(109,138)
CDEC—SING Ltda.	Affiliate	Coordination services	72,154	(72,154)	70,075	(70,075)
Gasoducto Gasandes S.A.	Affiliate	Transport of gas service	521,976	(521,576)	547,479	(547,479)
Gasoducto Gasandes S.A	Affiliate	Interests and commission	48,075	48,075	35,576	35,576
Gasoducto Gasandes (Argentina) S.A.	Affiliate	Interests and commission	60,103	60,103	44,558	44,588
Gasoducto Gasandes (Argentina) S.A.	Affiliate	Transport of gas service	1,025,540	(1,025,540)	971,905	(971,905)
AES Corp	Parent	Reimbursement of expenses	—	—	115,935	(50,741)
René Cortazar	Director	Fee	8,065	(8,065)	7,289	(7,289)
Daniel Yarur	Director	Fee	8,065	(8,065)	7,289	(7,289)
Pedro Lizama Greve	Director	Fee	5,301	(5,301)	—	—
José Joaquin Brunner	Director	Fee	3,534	(3,534)	—	—
Andrés Sanfuentes Vergara	Director	Fee	3,534	(3,534)	—	—
Gabriel del Real	Director	Fee	3,534	(3,534)	—	—
C.G.E. ITABO S.A.	Affiliate	Administration and operation fee	899,373	899,373	677,220	677,220

NOTE 7.    INVENTORIES

     Inventories have been valued in accordance with the policy described in Note 2f).

    The principal components at each period-end are as follows:

	As of March 31,
	2003 ThCh$	2004 ThCh$
Coal	12,380,772	6,717,474
Oil	297,199	636,654
Coal in transit	—	5,263
Imported gas in transit	2,941,822	55,724
Spare parts and materials	4,012,763	2,163,251
Others	572,637	439,045

Total	20,205,193	10,017,411

        Coal is presented net of an allowance for shrinkage amounting to ThCh$232,471 and ThCh$269,493 at March 31, 2003 and 2004, respectively. (See Note 20).

        The inventory of materials is presented net of provisions of ThCh$1,165,758 as of March 31, 2004, which is part of ThCh$3,043,406, the provision for obsolescence recorded against materials in inventory, property, plant and equipment and other long-term assets.

NOTE 8.    DEFERRED AND INCOME TAX

  a)    Taxes Payable

        As of March 31, 2003 and 2004, the Company did not record income taxes payable because at the end of both periods a negative taxable base of the first category tax was determined.

        In accordance with the registry of the "Fondo de Utilidad Tributario", the FUT or Tax Income Fund, as of March 31, 2003 and 2004, the Company had tax loss carryforwards, as follows:

	As of March 31,
	2003 ThCh$	2004 ThCh$
Chile	114,781,512	138,108,782
Argentina (1)	—	3,658,103
Colombia (2)	45,606,102	3,369,979

Total	160,387,614	145,136,864

(1)
Tax loss carryforwards which expire in 2007 and 2008.

(2)
Tax loss carryforwards which expire in 2007.

  b)    Deferred Tax

        The deferred tax assets and liabilities arising from accumulated temporary differences and the deferred tax complementary accounts are set out below:

		As of March 31, 2003			As of March 31, 2004
	Deferred Asset		Deferred Liability		Deferred Asset		Deferred Liability
Temporary Differences	Short Term ThCh$	Long Term ThCh$	Short Term ThCh$	Long Term ThCh$	Short Term ThCh$	Long Term ThCh$	Short Term ThCh$	Long Term ThCh$
Allowance for doubtful accounts	10,884	824,225	—	—	10,882	476,300	—	—
Vacation allowance and other benefits	104,258	—	—	—	71,603	161,099	—	—
Bond issuance expenses	—	—	—	901,700	—	—	—	3,451,136
Depreciation	—	472,791	—	97,350,172	—	389,620	—	88,217,664
Staff severance indemnities	—	—	—	106,877	—	—	—	126,691
Other tax credit	505,331	2,311,661	—	882,501	16,523	4,411,444	—	4,192,349
Coal	—	—	—	—	45,815	—	—	—
Investment held for sale	—	—	—	—	—	882,056	—	—
Unrealized gain/loss	—	—	—	—	—	2,535,420	—	—
Material and spare parts provision	—	—	—	—	344,986	—	—	—
Asset retirement obligation	—	—	—	—	89,597	—	—	—
Long-term pensions and benefits provision	—	—	—	—	—	161,260	—	—
Tax loss carryforward	—	36,626,072	—	—	—	27,713,581	—	—
Intangibles	—	33,497	—	290,661	—	—	—	257,224
Provisions	31,242	180,966	—	—	—	2,355,928	—	—

Sub total	651,715	40,449,212	—	99,531,911	579,406	39,086,708	—	96,245,064
Complementary accounts net of amortization	—	8,168,273	—	56,300,192	—	2,422,648	—	43,200,354

Totals	651,715	32,280,939	—	43,231,719	579,406	36,664,060	—	53,044,710

Income tax

	As of March 31,
Item	2003 ThCh$	2004 ThCh$
Current income tax	(1,214,154)	(302,716)
Deferred income tax	(1,742,656)	(519,704)
Benefit of tax losses	(5,321,184)	(7,853,412)
Amortization of complementary accounts	(468,396)	(83,061)

Total income tax expense	(8,746,390)	(8,758,893)

NOTE 9.    OTHER CURRENT ASSETS

        Other current assets at the end of each period are as follows:

	As of March 31,
	2003 ThCh$	2004 ThCh$
Chivor trust accounts receivable(1)	10,197,798	10,033,750
Chivor trust investments(2)	719,377	1,227,844
Deposits on guarantees(1)	548,449	—
Commercial paper (Ch$)	735,000	46,606,649
Commercial paper (U.F. and US$)	3,327,957	132,735,338
Rights on forwards	2,779,928	2,465,640
Obligation on forwards	(2,736,000)	(2,540,848)
Unrealized gains/losses on forwards	(43,928)	—
Unrealized loss on interest rate swap TA/IA	10,987,680	9,258,182
Interest rate swap obligation TA/IA	(10,987,680)	(9,258,182)
Other current assets	343,759	16,504

Total other current assets	15,872,340	190,544,877

(1)
Under the provisions of the credit agreement with a syndicate of banks led by Bank of America, Chivor, located in Colombia, is required to hold in trust the proceeds of the collection of its energy and capacity sale invoices to guarantee the payment of the syndicated bank loan.

  In Colombia, the fiduciary assignments are instruments of profit value similar to a mutual fund in Chile, as they do not have expiration dates and the profit value changes daily. As of March 31, 2003 and 2004, this amount included a provision for trust rights amounting to ThCh$ 3,380,615 and ThCh$ 1,475,294, respectively.

  The procedures that the invoices, paid to Chivor by its customers for the purchase of energy and capacity, must follow are detailed below:

  •
  The invoices sent by Chivor to its customers are accounted for in the trust fund which restricts all Chivor's accounts receivable.

  •
  A portion of accounts receivable estimated to cover Chivor's operating expenses is transferred to Chivor's unrestricted receivable account, and is included in the consolidated accounts receivable balance of AES Gener.

(2)
The excess funds remaining in the trust are converted into US dollars and are held in a US dollar bank account in Colombia, and are classified as Chivor trust investments.

NOTE 10.    COMMERCIAL PAPER

        The details of these financial instruments, sale operations with repurchase commitment (VRC) and purchase operations with resell commitment (CRV), which are included within other current assets, are as follows:

	Dates
COD				Original currency	Initial amounts	Interest rate	Final Amounts	Market value
	Initial	Maturity	Counter party
CRV	25/03/2004	02/04/2004	Consorcio CDB	CH$	3,000,000	0.20%	3,001,600	3,001,200
CRV	25/03/2004	02/04/2004	BBVA CDB	CH$	3,000,000	0.19%	3,001,520	3,001,140
CRV	26/03/2004	02/04/2004	Banco de Chile	CH$	696,000	0.14%	696,227	696,162
CRV	25/03/2004	05/04/2004	BCI	CH$	6,000,000	0.14%	6,003,080	6,001,680
CRV	25/03/2004	06/04/2004	Banco de Chile	CH$	6,000,000	0.14%	6,003,360	6,001,680
CRV	25/03/2004	07/04/2004	Banchile CDB	CH$	3,100,000	0.16%	3,102,149	3,100,992
CRV	25/03/2004	08/04/2004	BBVA	CH$	5,735,000	0.13%	5,738,479	5,736,491
CRV	29/03/2004	12/04/2004	Citigroup	CH$	2,500,000	0.16%	2,501,867	2,500,267
CRV	29/03/2004	12/04/2004	BBVA CDB	CH$	2,690,000	0.18%	2,692,260	2,690,323
CRV	29/03/2004	12/04/2004	BBVA CDB	CH$	2,131,000	0.18%	2,132,790	2,131,256
CRV	30/03/2004	13/04/2004	Consorcio CDB	CH$	2,000,000	0.19%	2,001,773	2,000,127
CRV	30/03/2004	13/04/2004	BCI CDB	CH$	2,000,000	0.17%	2,001,587	2,000,113
CRV	30/03/2004	13/04/2004	BBVA CDB	CH$	2,000,000	0.18%	2,001,680	2,000,120
CRV	30/03/2004	13/04/2004	BCI	CH$	2,110,000	0.14%	2,111,379	2,110,098
CRV	31/03/2004	14/04/2004	BCI CDB	CH$	1,635,000	0.17%	1,636,297	1,635,000
CRV	31/03/2004	14/04/2004	BBVA CDB	CH$	2,000,000	0.18%	2,001,680	2,000,000
CRV	31/03/2004	01/04/2004	BCI CORREDOR DE BOLSA	U.F.	23,156	0.17%	23,158	23,156
CRV	31/03/2004	01/04/2004	BCI CORREDOR DE BOLSA	U.F.	6,844	0.17%	6,844	6,844
CRV	31/03/2004	06/04/2004	BCI CORREDOR DE BOLSA	U.F.	229,358	0.17%	229,436	229,358
CRV	31/03/2004	06/04/2004	BCI CORREDOR DE BOLSA	U.F.	195,197	0.17%	195,263	195,197
CRV	31/03/2004	06/04/2004	BCI CORREDOR DE BOLSA	U.F.	59,000	0.17%	59,020	59,000
CRV	31/03/2004	06/04/2004	BCI CORREDOR DE BOLSA	U.F.	2,445	0.17%	2,446	2,445
CRV	31/03/2004	06/04/2004	BBVA CORREDORES DE BOLSA	U.F.	1,406	0.18%	1,407	1,406
CRV	31/03/2004	06/04/2004	BBVA CORREDORES DE BOLSA	U.F.	520,172	0.18%	520,359	520,172
CRV	31/03/2004	06/04/2004	BBVA CORREDORES DE BOLSA	U.F.	53,082	0.18%	53,101	53,082
CRV	31/03/2004	06/04/2004	BBVA CORREDORES DE BOLSA	U.F.	19,888	0.18%	19,895	19,888
CRV	31/03/2004	06/04/2004	BBVA CORREDORES DE BOLSA	U.F.	205,452	0.18%	205,526	205,452
CRV	26/03/2004	05/04/2004	Citibank	US$	6,145,100	1.60%	6,166,840	6,165,470
CRV	26/03/2004	05/04/2004	BBVA	US$	15,055,495	1.30%	15,107,499	15,104,772
CRV	26/03/2004	05/04/2004	Bank Boston	US$	4,301,570	1.50%	4,316,668	4,315,769
CRV	26/03/2004	05/04/2004	Banco Estado	US$	14,440,985	1.44%	14,491,429	14,488,532
CRV	26/03/2004	05/04/2004	BCI	US$	14,133,730	1.40%	14,182,943	14,180,187
CRV	26/03/2004	05/04/2004	Banco de Chile	US$	12,904,710	1.30%	12,949,284	12,946,947
CRV	29/03/2004	05/04/2004	BBVA	US$	9,257,250	1.25%	9,248,397	9,246,792
CRV	29/03/2004	05/04/2004	Banchile CDB	US$	9,257,250	1.25%	9,248,397	9,246,792
CRV	29/03/2004	05/04/2004	Citibank	US$	12,343,000	1.50%	12,331,796	12,329,227
CRV	29/03/2004	05/04/2004	Bank Boston	US$	9,257,250	1.30%	9,248,487	9,246,818
CRV	30/03/2004	05/04/2004	Banco Estado	US$	8,037,770	1.15%	8,014,866	8,013,586
CRV	30/03/2004	05/04/2004	Citibank	US$	12,365,800	1.40%	12,331,077	12,328,679
CRV	26/03/2004	06/04/2004	BANCO BBVA	US$	29,869	1.45%	29,882	29,875
CRV	26/03/2004	06/04/2004	BANCO BBVA	US$	320,252	1.45%	320,394	320,317
CRV	29/03/2004	06/04/2004	BANCO BBVA	US$	90,137	1.35%	90,164	90,143
CRV	29/03/2004	06/04/2004	BANCO BBVA	US$	127,843	1.35%	127,881	127,853
CRV	29/03/2004	06/04/2004	BANCO BBVA	US$	2,450,459	1.35%	2,451,194	2,450,643
CRV	30/03/2004	06/04/2004	BANCO DE CHILE	US$	254,958	1.00%	255,007	254,965
CRV	30/03/2004	06/04/2004	BANCO DE CHILE	US$	162,245	1.00%	162,276	162,249
CRV	30/03/2004	06/04/2004	BANCO DE CHILE	US$	200,747	1.00%	200,786	200,752
CRV	30/03/2004	06/04/2004	BANCO DE CHILE	US$	133,831	1.00%	133,857	133,835
CRV	31/03/2004	06/04/2004	BANCO BCI	US$	35,135	1.10%	35,142	35,135

					179,218,386		179,388,449	179,341,987

NOTE 11.    PROPERTY, PLANT AND EQUIPMENT

  a)    Detail of fixed assets

        Property, plant and equipment has been valued and its depreciation has been calculated in accordance with Note 2h). The items comprising property, plant and equipment at each period-end include mainly the buildings, generating systems and transmission systems comprising the Company's power plants, as follows:

	Fixed Assets As of March 31,		Accumulated Depreciation As of March 31,
	2003 ThCh$	2004 ThCh$	2003 ThCh$	2004 ThCh$
Land	8,495,185	8,762,259	—	—
Buildings	806,337,364	724,655,075	(186,288,503)	(184,398,418)
Transmission and Generation system	994,318,635	919,192,280	(322,117,906)	(316,584,766)
Process and communication equipment	14,884,230	16,318,786	(9,821,774)	(7,948,248)
Furniture and others	3,880,169	3,289,904	(1,629,872)	(1,188,305)
Other fixed assets	11,522,392	8,517,871	(1,754,188)	(2,318,504)
Technical revaluation	42,004,647	37,110,807	(29,906,971)	(26,154,907)

Subtotal	1,881,442,622	1,717,846,982	(551,519,214)	(538,593,148)
Projects under development	13,122,786	12,687,665	—	—

Total fixed assets before depreciation	1,894,565,408	1,730,534,647	(551,519,214)	(538,593,148)

Total fixed assets net of depreciation	1,343,046,194	1,191,941,499

  b)    Technical revaluation and adjustment of book value

        Property, plant and equipment includes net increases arising from the technical revaluation of certain assets performed during 1986, in accordance with regulations of the SVS.

        Technical Revaluation that increased the book value of fixed assets:

	Fixed Assets As of March 31,		Accumulated Depreciation As of March 31,
	2003 ThCh$	2004 ThCh$	2003 ThCh$	2004 ThCh$
Transmission and generation system	41,998,497	37,104,657	(29,900,835)	(26,148,766)
Process and communication equipment	5,645	5,645	(5,631)	(5,636)
Furniture and others	505	505	(505)	(505)

Total technical revaluation (positive asset)	42,004,647	37,110,807	(29,906,971)	(26,154,907)

        Technical Revaluation that decreased the book value of fixed assets:

	As of March 31,
	2003 ThCh$	2004 ThCh$	2003 ThCh$	2004 ThCh$
Land	(501,284)	(459,591)	—	—
Buildings	(116,113)	(53,604)	65,804	21,496

Total technical revaluation (negative asset)	(617,397)	(513,195)	65,804	21,496

(*)
The technical revaluation that decreased the value of land and building has been directly deducted from the book value of these fixed assets.

  c)    Details of other fixed assets are as follows:

	Fixed Asset (Gross) As of March 31,		Accumulated Depreciation As of March 31,
	2003 ThCh$	2004 ThCh$	2003 ThCh$	2004 ThCh$
Materials and parts	8,770,181	5,695,488	—	(451,054)
Leasing contracts	83,358	—	—	—
Others	2,668,853	2,822,383	(1,754,188)	(1,867,450)

Total	11,522,392	8,517,871	(1,754,188)	(2,318,504)

  d)    Charges to depreciation for the period are as follows:

	As of March 31,
	2003 ThCh$	2004 ThCh$
Property, plant and equipment	12,083,295	11,275,711
Leasing contracts	5,673	1,897
Technical revaluation	326,556	322,980

Total	12,415,524	11,600,588

NOTE 12.    INVESTMENTS IN RELATED COMPANIES

        Information regarding investments in related companies is as follows:

  a)
  Authorization obtained for not consolidating the financial statements of those subsidiaries that are in the process of being sold.

        The SVS, in accordance with Communication No. 02385 of April 12, 2001, authorized AES Gener not to consolidate its results with its subsidiaries Oilgener Inc. and Carbones del César.

        Finally, the SVS established through such communication that the investments in these subsidiaries must be presented under the item "investment in related companies" until they are sold or there is a purchase commitment.

        The authorization requested from the SVS was based on the intention of AES Gener management to sell its interest in those subsidiaries and the initiation of bid processes over such investments. Note 36 shows the financial statements of the non-consolidated subsidiaries.

  b)    Oilgener Inc.

        In the year 2003, the book value of the investment was written off for ThCh$1,501,059.

  c)    Information on investments overseas

        The liabilities of AES Gener that have been specifically designated as foreign investment hedge instruments of US dollar functional currency subsidiaries are as follows:

  •
  US bond for ThCh$123,282,000 (US$200,000,000), repayment of capital due on January 15, 2006.

  •
  Convertible bond for ThCh$293,804,984 (US$476,638,900), repayment of capital due on March 1, 2005.

  d)    Unrealized gains

        The unrealized gains correspond to services provided by AES Gener for the construction of the Empresa Eléctrica Guacolda S.A. plants. Such amount is part of the construction cost of the corresponding fixed assets and is amortized over the average useful life of each power plant.

  e)    Argentinean Companies

        AES Gener owns the following direct investments in Argentina:

        Gener Argentina (100%) consolidates TermoAndes (100%), InterAndes (100%) and an investment in Energen S.A. (100%). GasAndes Argentina (13%) was valued under equity method according to the accounting standards of Technical Bulletin No. 64 issued by the Chilean Association of Accountants until December 31, 2003 and at cost from January 1, 2004 according to Circular 1,697 of the SVS. These investments represent 6.5% of total of consolidated assets of AES Gener as of March 31, 2004.

  f)    Remittable earnings from overseas investments

        As of March 31, 2004 there were undistributed earnings from NCI of ThCh$6,547 (RD$91,902,026).

g)

g)    Valuation of investments

        Based on Ordinance No. 150 issued by the SVS, a study of investments was performed that determined that the expected cash flows to be generated by those investments are enough to recover their book values. In the case of Carbones del César, which is undergoing a divesture process, a provision of ThCh$1,385,954 associated with the lower value that is expected to be received from the sale was established in 2002.

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)

NOTE 12.    INVESTMENTS IN RELATED COMPANIES (Continued)

  h)    Investment Details

RUT	Company	Country	Currency	Number of Shares	Percentage of Particiption		Equity of the Company		Net income (Loss of the Company)		Accrued Result		Investment value		Unrealized results		Book value Of the investment
					31/03/2003%	31/03/2004%	31/03/2003 ThCh$	31/03/2004 ThCh$	31/03/2003 ThCh$	31/03/2004 ThCh$	31/03/2003 ThCh$	31/03/2004 ThCh$	31/03/2003 ThCh$	31/03/2004 ThCh$	31/03/2003 ThCh$	31/03/2004 ThCh$	31/03/2003 ThCh$	31/03/2004 ThCh$
0-E	C.G.E Itabo S.A.	R. Dominicana	Dollars	14,091,707	25.0050000000	25.0050000000	245,476,915	217,485,423	(3,811,097)	2,420,137	(952,965)	605,155	61,381,503	54,382,230	—	—	61,381,503	54,382,230
96635700-2	Empresa Eléctrica Guacolda S.A.	Chile	Pesos	64,779,500	50.0000000000	50.0000000000	82,534,954	94,894,506	553,508	(2,792,958)	276,754	(1,396,479)	41,267,477	47,447,253	1,665,525	1,606,634	39,601,952	45,840,619
0-E	Gasoducto Gasandes S.A.	Argentina	Dollars	10,850,710	13.0000000000	—	94,888,453	—	1,264,867	—	164,433	—	12,335,499	—		—	12,335,499	—
0-E	Oilgener Inc	U.S.A	Dollars	1,000	100.000000000	100.000000000	99,434	—	—	—	—	—	99,434	—	—	—	99,434	—
0-E	Gasoducto Gasandes S.A.	Chile	Pesos	22,464	13.0000000000	—	38,176,433	—	395,042	—	51,356	—	4,962,936	—	—	—	4,962,936	—
0-E	Cía. Carbones del César Ltda.	Colombia	Dollars	9,080,008	99.9980403718	99.9980403718	4,078,446	3,356,059	—	—	—	—	4,078,366	3,514,727	—	—	4,078,366	3,514,727
77345310-1	CDEC-SING Ltda.	Chile	Pesos	—	33.3333329548	28.5714283281	456,509	439,684	22,859	10,122	7,620	2,892	152,170	125,624	—	—	152,170	125,624
77286570-8	CDEC-SIC Ltda.	Chile	Pesos	—	15.3845179594	15.3845179594	473,736	—	20,744	—	3,192	—	72,882	—	—	—	72,882	—
0-E	Energen S.A.	Argentina	Dollars	11,999	99.9916666667	99.9916666667	—	—	(2,012)	(104)	(2,012)	(104)	—	—	—	—	—	—

	Totals				—	—	—	—	—	—	—	—	124,350,267	105,469,834	(1,665,525)	(1,606,634)	122,684,742	103,863,200

NOTE 13.    INVESTMENTS IN OTHER COMPANIES

			As of March 31,
			Book value
Company	Number of shares	Participation Percentage
			2003	2004
Gasoducto Gasandes S.A. (Argentina)	10,850,710	13.0000	—	13,071,128
Gasoducto Gasandes S.A.	22,464	13.0000	—	5,555,762
CDEC-SIC S.A.:	27,200,000	6,6666	—	89,112

Totals			—	18,716,002

        The Company has adopted the SVS Official Circular, No.1,697, dated December 30, 2003. Starting from January 1, 2004, these investments are recorded at cost restated for price-level changes in the case of GasAndes Chile and the CDEC-SIC, and for foreign currency variations in the case of GasAndes Argentina based on the investment basis as of January 1, 2004 and will no longer be recorded under the equity-method of accounting.

NOTE 14.    GOODWILL

        This note includes the difference between the acquisition cost and the proportional equity value of investments in related companies. The amortization of these values is recognized in income on a straight-line basis over a 20-year period, in accordance with Circular No. 1,697 (December 2003) of the SVS. The details are shown in the table below:

	As of March 31,
	2003		2004
Company	Amortization of the period	Balance	Amortization of the period	Balance
Empresa Eléctrica Guacolda S.A.	14,158	608,777	14,157	552,119
Gasoducto GasAndes S.A.	25,461	1,298,530	—	—
Gasoducto GasAndes S.A. (Argentina)	45,082	2,299,188	—	—
Gener Blue Water (Islas Caymán)	13,791	1,049,165	16,352	1,046,551
Sociedad Eléctrica Santiago S.A.	84,976	3,113,512	84,972	2,773,471
Genergia Power Ltd.	10,851	814,703	11,279	797,059

Total	194,319	9,183,875	126,760	5,169,200

NOTE 15.    INTANGIBLES

        The details of intangibles are as follows:

	As of March 31,
	2003 ThCh$	2004 ThCh$
Revalued asset from the Company's predecessor (1981)(1)	5,823,545	5,860,000
Others	20,605	41,264

Total	5,844,150	5,901,264
Accumulated Amortization	(4,114,775)	(4,346,930)

Total Intangible net of Accumulated Amortization	1,729,375	1,554,334
Charge to net income (1)	48,683	49,729

(1)
Amortization expense is included within "Other non-operating expenses". (See Note 25).

NOTE 16.    OTHER LONG-TERM ASSETS

        The details of other long-term assets are as follows:

	As of March 31,
	2003 ThCh$	2004 ThCh$
Advances to suppliers	4,961,826	4,387,591
Discount in bonds issuance (a)	1,871,830	1,838,748
Deferred expenses in issuance of bonds and others (b)	5,792,037	21,505,473
Software	227,577	142,784
Materials net of provision	1,348,145	190,636
Pension plans deferred assets (c)	1,227,107	1,450,015
Argentinean subsidiaries V.A.T. (e)	21,137,687	14,787,579
Power supply to Fifth Region (d)	1,780,129	1,253,373
Time deposits (f)	21,892,805	12,864,980
Deferred assets staff severance indemnities and pensions plans (g)	653,735	586,656
Other deferred charges	3,371,609	506,246

Totals	64,264,487	59,514,081

a)
Discount in bonds issuance corresponds to the difference between its par value and the issuance amount. These amounts are amortized over the life of the instrument.

b)
Deferred expenses in the issuance of bonds and others correspond to expenses incurred in their issuance and legal expenses, which are amortized over the maturity date of the bonds.

  As of March 31, 2004 this item includes ThCh$1,388,118 of direct costs incurred for the issuance and placement of convertible bonds made in 1998 and 1999. It also includes the disbursements amounting to ThCh$17,713,487 associated with the bank fees, legal advisors and others, related to the issuance of foreign bonds made on March 2004 for a total amount of ThCh$246,564,000 (US$ 400 million). (See note 25.)

  The amortization of the period amounted to ThCh$1,829,683 in 2004 and ThCh$658,762 in 2003, and is included in non-operating expenses. (See note 25.)

AES GENER S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Concluded)

c)
Pension plan deferred assets: The total amount ThCh$1,003,096 as of March 31, 2004 includes ThCh$98,368 which is amortized over a 3-year period and ThCh$904,728 resulting from the transition obligation which is amortized over a 12-year period. The amortization was ThCh$72,749 and ThCh$71,598 for the period ending March 31, 2003 and March 31, 2004, and is included within non-operating expenses. (See note 25).

d)
Power Supply to 5th Region corresponds to the prepayment made on the transportation contract that relates to energy transported from the SIC (Central Interconnected System) to the 5th Region. The prepayment is amortized over 10 years, starting May 1, 2000.

e)
The VAT Fiscal Credit of Argentina's subsidiaries, corresponds to the VAT generated by the construction of the TermoAndes, generation plant and Interandes transmission line.

f)
Long-term time deposits correspond to the obligation of TermoAndes and InterAndes to make time deposits with JP Morgan on a monthly basis to guarantee the payment of their notes.

g)
Deferred tax associated with the staff severance indemnities and pension plans originated by the actualization of the discount tax, will be amortized over a period of 10 years, with an initial balance at the beginning of the year of ThCh$667,160, which as of March 31, 2004 amounted to ThCh$586,656.

AES GENER S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Concluded)

NOTE 17. Short-term bank liabilities

        The detail as of March 31, 2003 and 2004 is as follows:

	Currency or readjustable index
	Dollars		Euros		Yen		Other currencies		U.F.		$ Not readjustable		Total
Bank or financial Institution	31/03/2003 ThCh$	31/03/2004 ThCh$	31/03/2003 ThCh$	31/03/2004 ThCh$	31/03/2003 ThCh$	31/03/2004 ThCh$	31/03/2003 ThCh$	31/03/2004 ThCh$	31/03/2003 ThCh$	1/03/2004 ThCh	31/03/2003 ThCh	31/03/2004 ThCh	31/03/2003 ThCh	31/03/2004 ThCh
Short-term
Banco Macro S.A.	—	—	—	—	—	—	45	—	—	—	—	—	45	—
ABN AMRO BANK COLOMBIA	8,778,720	—	—	—	—	—	—	—	—	—	—	—	8,778,720	—
Banco Crédito Inversiones	922,599	1,203,553	—	—	—	—	—	—	—	—	—	—	922,599	1,203,553
Scotiabank	—	802,369	—	—	—	—	—	—	—	—	—	—	—	802,369

Total	9,701,319	2,005,922	—	—	—	—	45	—	—	—	—	—	9,701,364	2,005,922

Principal	9,523,426	1,849,230	—	—	—	—	—	—	—	—	—	—	9,523,426	1,849,230

Annual average interest rate	4.28%	3.10%	—	—	—	—	—	—	—	—	—	—	4.28%	3.10%

Long-term
Bank of America	13,952,657	11,711,790	—	—	—	—	—	—	—	—	—	—	13,952,657	11,711,790
BBVA Banco Francés	—	—	—	—	—	—	1,590,788	—	—	—	—	—	1,590,788	—
Swap (Bco. Francés y Deutstche)	10,639	—	—	—	—	—	47,535	—	—	—	—	—	58,174	—
ABN AMRO Colombia	47,887	—	—	—	—	—	—	—	—	—	—	—	47,887	—

Total	14,011,183	11,711,790	—	—	—	—	1,638,323	—	—	—	—	—	15,649,506	11,711,790

Principal	13,963,296	11,711,790	—	—	—	—	1,638,323	—	—	—	—	—	15,601,619	11,711,790

Annual average interest rate	7.31%	4.73%	—	—	—	—	—	—	—	—	—	—	7.31%	4.73%

Foreign currency percentage	100.0000
National currency percentage	0.0000

Note 18. Long-term bank liabilities

        The detail as of March 31, 2003 and 2004 is as follows:

			Expiration						Closing date Current period		Closing date Prior period
More than 10 years
									Total short term at closing of financial statements		Total long term at closing of financial statements
R.U.T.	Bank or financial Institution	Type of currency	More than 1 up to 2	More than 2 up to 3	More than 3 up to 5	More than 6 up to l 10	Amount	Maturity date		Average Annual interest rate
0-E	ABN AMRO BANK	Dollars	—	—	—	—	—	—	—	—	2,926,240
		Euros	—	—	—	—	—	—	—	—	—
		Yen	—	—	—	—	—	—	—	—	—
		U.F.	—	—	—	—	—	—	—	—	—
		$ no readjustable	—	—	—	—	—	—	—	—
0-E	BANK OF AMERICA	Dollars	8,013,330	155,088,756	—	—	—	—	163,102,086	4.73%	220,611,974
		Euros	—	—	—	—	—	—	—	—	—
		Yen	—	—	—	—	—	—	—	—	—
		U.F.	—	—	—	—	—	—	—	—	—
		$ no readjutable	—	—	—	—	—	—	—	—	—
97,018,000-1	SCOTIABANK	Dollars	2,095,794	3,082,045	—	—	—	—	5,177,839	3.10%	7,028,150
		Euros	—	—	—	—	—	—	—	—	—
		Yen	—	—	—	—	—	—	—	—	—
		U.F.	—	—	—	—	—	—	—	—	—
		$ not readjustable	—	—	—	—	—	—	—	—	—
97,006,000-6	BANCO CREDITO INVERSIONES	Dollars	3,143,691	4,623,068	—	—	—	—	7,766,759	3.10%	10,542,225
		Euros	—	—	—	—	—	—	—	—	—
		Yenes	—	—	—	—	—	—	—	—	—
		U.F.	—	—	—	—	—	—	—	—	—
		$ not readjustable	—	—	—	—	—	—	—	—	—

	Totals		13.252.815	162.793.869	—	—	—	—	176,046,684	—	241,108,589

Foreign currency obligation percentage:		100%
Local currency obligation percentage:

NOTE 19.    SHORT AND LONG TERM OBLIGATIONS WITH THE PUBLIC

        The Company issued its first foreign bonds (Yankee bonds) on January 23, 1996, the proceeds of which were used to finance part of its capital investment program at the time. As of part of its financial restructuring process carried out in 2004 and previously reported to the SVS, the Company made a cash tender offer for early redemption of its Yankee bonds which expired on February 27, 2004. As a result of this tender offer, ThCh$89,532,936 (MU$145,249) in Yankee bonds were pre-paid.

        In 1998 and 1999, the company issued its first convertible bonds (Series LA1-LA5 and M) amounting to US$500 million dollars from which US$499,943,600 (equivalent to ThCh$362,857,115) (99.99%) were placed. The funds were used to refinance existing debt. These bonds were issued at an annual interest of 6% and were originally due in March 2005. As of March 31, 2004, a total of ThCh$14,365,250 (US$23,304,700) has been converted into shares. The conversion price was determined on the basis of the average market stock price, expressed in US dollars, plus 15%. The average market stock price was computed for the 10 days preceding the twenty second day before the bonds were offered first to the shareholders for a limited amount of time. Under no circumstances can the conversion price be lower than US$0.211. The conversion price at the time of issuance was US$0.2712 and at March 31, 2004 was US$0.2205.

        As a part of the process of financial restructuring mentioned above, at March 24, 2004, AES Gener had repurchased the amount of ThCh$96,671,580 (US$ 156,830,000) of the LA3 and LA5 series. The parent company has made a provision for the eventual conversion to shares of bonds amounting to ThCh$9,625,173 as of March 31, 2004 and ThCh$13,532,246 for March 31, 2003 (See note 20) which will be paid to holders who have not converted their bonds to shares by March 1, 2005. As of March 24 of 2004, ThCh$4,909,706 (ThUS$7,965) associated with the non-conversion award were partially paid. On April 2, 2004, the Company repurchased US$ 55,668,000 of the Series M convertible bonds. On April 22, 2004, the Company announced the early redemption of the remaining convertible bonds (US$ 264,140,900) which was completed on May 31, 2004.

        On March 22, 2004, AES Gener issued ThCh$246,564,000 (US$400 million) aggregate principal amount of 7.5% senior notes due 2014 under Rule 144A and Regulation S of the Securities Act of 1933. The proceeds together with cash on hand were used to redeem the convertible notes. The bond discount and issuance expenses are recorded in Other Long-Term Assets. (See note 16).

        The accrued interest as of March 31 of 2004 and 2003, of ThCh$1,889,659 and ThCh$3,675,911, respectively, are recorded under Obligations with the Public (Bonds), in current liabilities.

        In 1999, Sociedad Eléctrica de Santiago S.A completed its first bond issuance for the aggregate principal amount of US$ 100 million (series A and B), composed of US$ 60 million in Series A and UF 1,388,000 in Series B. As of March 31, 2004, 96% of the Series A had been placed, totaling US$ 57.5 million and 78.2% of the Series B had been placed, totaling UF 1,086,000. The issuance proceeds were used to finance the pre-payment of General Electric debt related to the construction of the Nueva Renca power plant, and other short-term debt.

        On July 30, 1998, the Argentine National Commission of Securities, through Resolution No 12337 authorized TermoAndes and InterAndes to issue through a public tender offer negotiable obligations and to create a global program in order to issue secured and non-convertible negotiable obligations for up to, ThCh$154,102,500 (US$250,000,000) and ThCh$30,820,500 (US$ 50,000,000), respectively.

        As of March 31, 2004, TermoAndes had issued ten series of bonds under such program amounting to US$210,000,000. As of March 31, 2004, InterAndes has issued five series of bonds under such program amounting to US$47,000,000. TermoAndes and InterAndes hedged their variable rate obligations with a fixed 180 day libor rate, which applies to an average of 92% of the debt. The hedge is effective from January 10, 1998 until September 30, 2007. Through this hedge, TermoAndes and InterAndes pay a fixed rate and receive a variable rate. Accrued interest as of March 31, of 2004 and 2003, amounted to ThCh$3,792,307 and ThCh$5,816,733, respectively, and is included under Short-Term Obligations with the Public.

        On April 16, 2004, we completed the restructuring of the TermoAndes and InterAndes debt, as well as the termination of the interest rate swaps covering this debt. The lenders and swap counterparties received an up-front payment that was funded with $36.3 million of cash held in TermoAndes's and InterAndes's trust accounts and a cash contribution of $25.7 million made by AES Gener. In exchange, the lenders and swap counterparties extended a new loan to AES Gener.

						Terms		Par Value
Number of Instruments	Series	Outstanding Amount	Basis for Readjustment	Nominal Annual Interest Rate	Scheduled Maturity	Interest Payments	Amortization Payments	As of March 31, 2003	As of March 31, 2004	Country of Bond Placement
Long-term bonds—Short-term portion
Convertible bonds	208 LA1-LA5	245,926,000	US	6.00%	01-Mar-05	Semiannually	At maturity	1,441,174	152,332,662	Chile
Convertible bonds	208 M	73,883,000	US	6.00%	01-Mar-05	Semiannually	At maturity	264,375	45,764,981	U.S.
Yankee bonds	N/A	54,751,000	US	6.50%	15-Ene-06	Semiannually	At maturity	1,970,362	463,112	U.S.
Bonds Rule 144A/Reg S	N/A	400,000,000	US	7.50%	25-Mar-14	Semiannually	At maturity	—	462,308	U.S.
214	214 A	57,500,000	US	8.00%	15-Oct-09	Semiannually	Semiannually	1,521,869	1,282,321	Chile
214	214 B	1,086,000	U.F.	7.50%	15-Oct-24	Semiannually	Semiannually	618,954	620,327	Chile
Floating rate notes	—	119,746,999	US	7.86%	31-Dic-07	Semiannually	Semiannually	23,284,196	17,033,824	U.S.
Floating rate notes	—	23,745,601	US	7.86%	31-Dic-07	Semiannually	Semiannually	5,032,141	3,755,153	U.S.

Total short-term portion								34,133,071	221,714,688

Long-term bonds
Convertible bonds	208 LA1-LA5	245,926,000	US	6.00%	01-Mar-05	Semiannually	At maturity	294,640,106	—	Chile
Convertible bonds	208 M	73,883,000	US	6.00%	01-Mar-05	Semiannually	At maturity	54,049,848	—	U.S.
Yankee bonds	N/A	54,751,000	US	6.50%	15-Ene-06	Semiannually	At maturity	146,312,000	33,749,064	U.S.
Bonds Rule 144A/Reg S	N/A	400,000,000	US	7.50%	25-Mar-14	Semiannually	At maturity	—	246,564,000	U.S.
214	214 A	57,500,000	US	8.00%	15-Oct-09	Semiannually	Semiannually	42,064,700	35,443,575	Chile
214	214 B	1,086,000	U.F.	7.50%	15-Oct-24	Semiannually	Semiannually	18,226,990	18,267,410	Chile
Floating rate notes	—	119,746,999	US	7.86%	31-Dic-07	Semiannually	Semiannually	101,605,728	56,779,414	Argentina
Floating rate notes	—	23,745,601	US	7.86%	31-Dic-07	Semiannually	Semiannually	22,303,696	10,881,883	Argentina

Total long-term								679,203,068	401,685,346

NOTE 20.    PROVISIONS AND WRITE-OFFS

a)    Provisions as of each period-end are as follows:

	As of March 31,
	2003 ThCh$	2004 ThCh$
Current liabilities
Staff Severance indemnities	195,469	7,682
Vacation and other employee benefits	642,059	1,722,457
Pensions and post-retirement benefits (2)	660,003	685,076
Argentine taxes	548,012	4,280
Loss on sale of Oilgener Inc. and Carbones del César Ltda. and closing of Oilgener Inc.	1,559,137	1,691,432
Conversion of convertible bonds (1)	—	9,625,173
TermoAndes swap provision	—	1,719,295
Other provisions	2,429,537	2,051,280

Total	6,034,217	17,506,675

Long-term liabilities
Staff Severance indemnities	790,802	1,204,062
Unemployment provision	301,409	256,769
Pension and post-retirement benefits	2,080,241	2,468,109
Complementary pension plan (2)	4,334,494	4,720,160
Conversion of convertible bonds (1)	13,532,246	—
Other provisions	1,692,829	1,571,322

Total	22,732,021	10,220,422

(1)
The provision for conversion of convertible bonds charged to income in 2003 and 2004 amounted to ThCh$1,032,519 and ThCh$1,529,778, respectively, and is included in "Non operating expenses". (See note 25).

(2)
The provision for pensions and post-retirement benefits charged to income in 2003 and 2004 amounted to ThCh$144,737and ThCh$138,088, respectively, and is included in "Non operating expenses". (See note 25).

b)    Other provisions

        Other provisions that are presented as a reduction in the corresponding assets at each period-end, are as follows:

	As of March 31,
	2003 ThCh$	2004 ThCh$
Allowance for fixed assets	423,234	527,042
Allowance for supplies and inventories	—	3,043,406
Allowance for doubtful accounts	3,479,252	1,539,315
Allowance for shrinkage of coal inventory	232,471	269,493

Total	4,134,957	5,379,256

c)    Write-offs

        At March 31, 2004 and 2003, fixed assets amounting to ThCh$13,004 and ThCh$12,270, respectively were written off. (See note 25).

NOTE 21.    STAFF SEVERANCE INDEMNITIES

        Staff severance indemnities are discounted at an interest rate of 8% in period 2003 and 2004 and are based on a limited service period of 31 years (see note 2p).

        In 1985 and 1986, the company anticipated 50% and 20%, respectively, of the staff severance indemnities to its employees that had the right, in accordance with Decree Law 2,200, as modified by the law No.18,372.

        Due to the retirement pension plan of the Company's subsidiary Chivor E.S.P, ThCh$ 2,724,878 and ThCh$2,381,649 were included in long-term provisions for 2004 and 2003, respectively.

	As of March 31,
	2003 ThCh$	2004 ThCh$
a) Balance of Provision
Short-term provision:
GENER	195,469	7,682

Total short-term	195,469	7,682

Long-term provision:
GENER	2,871,043	3,672,171
CHIVOR	301,408	256,769

Total long-term	3,172,451	3,928,940

b) Charge to income
Staff severance indemnities	57,122	100,417
Pensions plans (Chivor)	13,479	218,369
c) Payments
Staff severance indemnities	9,627	(57,202)
Pensions plans (Chivor)	54,918	(29,427)
Employee contributions	—	8,731
d) Deferred actuarial loss	—	(2,349)
e) Foreign exchange effect	—	14,917

NOTE 22.    OTHER LONG-TERM LIABILITIES

        These account balances represent less than 10% of the long-term liabilities of the company.

NOTE 23.    MINORITY INTEREST

        As described in note 2d) AES Gener consolidated its financial statements with subsidiaries in which other companies have a minority interest.

        At the end of each period, the minority shareholders' participation is as follows:

	Minority interest percentage		Minority interest shareholder participation As of March 31,		Participation net income (loss) As of March 31,
Subsidiary	2003%	2004%	2003 ThCh$	2004 ThCh$	2003 ThCh$	2004 ThCh$
Norgener S.A.	0.01	0.01	—	—	—	—
Energia Verde S.A.	0.01	0.01	1	2	—	—
Chivor S.A. E.S.P. (Colombia)	0.02	0.02	51,454	42,459	(271)	(316)
Sociedad Eléctrica Santiago S.A.	10.00	10.00	5,742,433	5,428,212	(119,370)	(125,725)
Servicios de Asistencia Técnica S.A.	0.10	0.10	—	(384)	—	—
New Caribbean S.A. (República Dominicana)	49.99	49.99	1,364,006	1,244,262	(238,207)	(176,464)
PACSA S.A.	2.10	2.10	82,307	78,324	(1,032)	(5,710)
Inversiones Termoenergia de Chile Ltda.	0.01	0.01	(2,544)	(1,251)	12	6
Genergía S.A.	0.01	0.01	(1,763)	(859)	5	8
Blue Water Islands Cayman	0.01	0.01	119,643	—	1	—
Genergia Power Ltd. (Cayman Islands)	0.01	0.01	(1)	—	—	8

Total	—	—	7,355,536	6,790,765	(358,862)	(308,193)

NOTE 24.    SHAREHOLDER'S EQUITY

a)    Paid in Capital

        At the Extraordinary General Shareholders Meeting held on September 14, 1998, the shareholders agreed to increase the authorized capital to ThCh$237,500,000 by issuing 2,375,000,000 shares of common stock for the purpose of supporting the conversion of convertible bonds into company shares. Such shares were issued in November 13, 1998, in accordance with its inscription in the Securities registry. As of March 31, 2003, ThCh$14,365,250 (US$23,304,700) in bonds have been converted into shares, which represent 85,932,258 shares.

        At the Extraordinary Shareholders Assembly held on November 21, 2003, the shareholders agreed to increase the capital by $50,484,000,000 pesos through the issuance of 466,839,282 common shares, which implies that each shareholder, for share owned, shall have right to subscribe 0.082295016256 shares of the new issuance in order to maintain the same percentage of equity share. The value of the common shares issued shall be paid in cash and shall be issued, subscribed and paid within the maximum term expiring on March 31, 2004.

        At the Extraordinary Shareholders Assembly held on March 10, 2004 the shareholders agreed to nullify the resolution of the Extraordinary Shareholders Assembly held on November 21, 2003, mentioned above and to increase the capital by ThCh$74,245,000,000 through the issuance of 818,126,722 common shares, which implies that each shareholder, for share owned, shall have right to subscribe 0.1442204083557 shares of the new issuance in order to maintain the same percentage of equity share. The value of the common shares issued shall be paid in cash and shall be issued, subscribed and paid within the maximum term expiring on July 31, 2004.

b)    Dividend Payments

        At the General Shareholders Meeting held on February 19, 2004, and ratified at the Extraordinary Shareholders Assembly held on April 6, 2004, the Shareholders agreed to distribute 100% of the net income from 2003, for a dividend per share of $9.46. Also, they agreed to pay an additional $0.54 per share against other reserves, in order to achieve an amount of $10 per share.

	Dividend per share	Dividend in historical Chilean pesos	Dividend in constant Chilean pesos as of March 31,
	ThCh$	ThCh$	ThCh$
2003, final dividends paid in February 2004	10,00	56,727,528	56,727,528

c)    Dividend Policy

        The dividend distribution policy for the year 2004, which was approved at the General Ordinary Shareholders Meeting held on February 19, 2004 established to notify in the next General Shareholders Meeting, the intention to distribute at least 50% of the net income that will be generated during 2004. The Board of Directors also expressed its intention to distribute a interim dividend during year 2004.

d)    Accumulated Foreign Currency Translation Adjustment

	As of March 31,
	2003		2004
	Period ThCh$	Accumulated ThCh$	Period ThCh$	Accumulated ThCh$
Price-level restatement	—	276,555	1,967,256	276,555
Compañía de Carbones del Cesar Ltda.	51,753	1,073,505	145,997	430,015
Energy Trade & Finance Corporation	3,001,511	66,376,039	11,132,465	32,497,219
Gener Argentina S.A.	560,279	23,118,771	4,027,575	6,839,299
Gasoducto Gasandes (Argentina) S.A.	769,971	3,708,328	533,005	852,346
Compañía General de Electricidad Itabo S.A.	797,283	12,257,900	2,232,160	2,442,985
Other investments	14,287	110,030	43,600	83,655
Net foreign investments hedge	(5,267,387)	(92,460,444)	19,943,142	(28,894,775)

Total year movement	(72,303)		138,916

Total accumulated at the end of each period		14,460,684		14,527,299

e)    Other Reserves

	As of March 31,
	2003 ThCh$	2004 ThCh$
Accumulated foreign currency translation adjustment	14,460,684	14,527,299
Fixed assets technical revaluation reserve	42,400,855	42,398,745
Variations in the equity of subsidiaries	(6,151,002)	(3,545,383)

Total	50,710,537	53,380,661

f)    Variations in shareholders' equity during each period is as follows:

	As of March 31, 2003
	Paid-in Capital ThCh$	Capital Revalorization Reserve ThCh$	Share Premium Account ThCh$	Other Reserves ThCh$	Future Dividend Reserves ThCh$	Retained Earnings ThCh$	Net income For the Period ThCh$
Balance as of January 1	654,074,615	—	29,242,921	50,530,190	4,829,292	—	32,416,399
Distribution of earnings from last year	—	—	—	—	—	38,389,799	(32,416,399)
Final dividends	—	—	—	—	—	—	—
Currency translation adjustment	—	—	—	(72,303)	—	—	—
Prior-period adjustment	—	—	—	—	—	—	—
Price level restatement	—	3,270,373	146,215	252,650	24,146	162,081	—
Net income for the period	—	—	—	—	—	—	15,420,801
Interim dividends	—	—	—	—	—	—	—

Total	654,074,615	3,270,373	29,389,136	50,710,537	4,853,438	38,551,880	15,420,801

	As of March 31, 2004
	Paid-in Capital ThCh$	Capital Revalorization Reserve ThCh$	Share Premium Account ThCh$	Other Reserves ThCh$ Deficit	Future Dividend Reserve ThCh$	Retained Earnings ThCh$	Interim Dividends ThCh$	Development Stage Deficit ThCh$	Net income For the Period ThCh$
Balance as of January 1	660,615,361		29,535,351	53,509,290	5,292,019	5,973,400	—	—	53,678,463
Distribution of earnings from last year	—	—	—	—	—	53,678,463	—	—	(53,678,463)
Final dividends	—	—	—	—	—	(56,727,528)	—	—	—
Currency translation adjustment	—	—	—	138,916	—	—	—	—	—
Prior-period adjustment	—	—	—	—	—	—	—	—	—
Price level restatement	—	(3,303,077)	(147,677)	(267,545)	(26,460)	(298,259)	—	—	—
Net income for the period	—	—	—	—	—	—	—	—	10,600,422
Interim dividends	—	—	—	—	—	—	—	—	—

Total	660,615,361	(3,303,077)	29,387,674	53,380,661	5,265,559	2,626,076	—	—	10,600,422

Series	No Shares Subscribed	Subscribed Capital	No Shares Paid-in	Paid-in Capital ThCh$	No Shares with Voting Right
Shares issued and outstanding—single series	5,672,752,777	660,615,361	5,672,752,777	660,615,361	5,672,752,777

NOTE 25.    OTHER NON-OPERATING INCOME AND EXPENSES

        The detail of non-operating income and expenses is as follows:

	For the period ended
	2003 ThCh$	2004 ThCh$
Sale of fixed assets	18,797	25,090
Gasandes Fee	62,614	—
Gain on forward liquidation	205,388	42,760
Others	286,037	2,252,380

Total other non-operating income	572,836	2,320,230

        The detail of non-operating expenses is as follows:

	2003 ThCh$	2004 ThCh$
Amortization of intangible assets	48,683	49,729
Amort, discount and expenses of bond issuance	658,762	1,829,683
Taxes on remitted interests	156,754	112,512
Bonds' conversion provision	1,032,519	1,529,778
Post-retirement pension plan	216,335	210,837
Customs and duties rebates	254,654	—
Adjustment on material retirement provision	—	(323,671)
Research expenses	14,184	51,217
Loss on forward liquidation	60,345	2,516,087
Loss from sales and write-offs of property, plan and equipment	12,270	13,004
Swap provision TermoAndes and InterAndes	—	291,406
Other non-operating expenses	962,249	337,651

Total Other non-operating expenses	3,416,755	6,618,233

NOTE 26.    BOND AND SHARE ISSUANCE EXPENSES

        The detail is as follows:

	For the period ended March 31,
	2003 ThCh$	2004 ThCh$
Legal services' expenses	429,563	753,558
Financial services' expenses	1,252,430	2,664,429
Issuance commissions	1,370,186	3,563,301
Stamps and duty taxes	2,719,571	1,015,900
U.S. Treasury Lock rate	—	13,430,858
Bonds' discount	1,871,830	1,838,748
Other expenses	20,288	77,427

Total deferred expenses of bond issuance	7,663,868	23,344,221

Note 27.    CASH FLOW STATEMENT

        As of March 31, 2003 and 2004, the cash flows of Oilgener Inc., Carbones del César and Energen S.A. where not consolidated by AES Gener S.A in accordance with the official circular No 981 of the SVS. (See note 12 a)).

        The total balance of cash and cash equivalents is comprised of the following items as of March 31, 2003 and 2004:

	As of March 31,
	2003 ThCh$	2004 ThCh$
Cash	3,287,516	1,367,490
Time Deposits	28,507,376	28,938,973
Money market funds	6,371,627	9,720,253
Other current assets (Repurchase Agreements)	4,062,957	179,341,987

Total	42,229,476	219,368,703

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)

Note 28.    DERIVATIVE CONTRACTS

										Accounts affected
Agreements descriptions
							Item hedged			Asset/Liability		Net income effect
Type of derivated	Type of agreement	Amount of agreement	Due date	Specific item		Position sale/purchase	Name	Amount	Amount of item hedged	Name	Amount	Realized	Unrealized loss
		Thch$						Thch$	Thch$		Thch$	Thch$	Thch$
FR	CCPE	616,410	2Q/2004	US$		P	Loan US$	616,410	616,410	Unrealized loss	—	—	(18,802)
FR	CCPE	616,410	2Q/2004	US$		P	Loan US$	616,410	616,410	Unrealized loss	—	—	(18,802)
FR	CCPE	616,410	2Q/2004	US$		P	Loan US$	616,410	616,410	Unrealized loss	—	—	(18,802)
FR	CCPE	616,410	2Q/2004	US$		P	Loan US$	616,410	616,410	Unrealized loss	—	—	(18,802)
S	CCTE	7,565,055	3Q/2007		USD-LIBOR-BBA	P	Interest Rate SwapUS	$85,687,150	85,687,150	Swap payable	7,565,055	(1,121,978)	—
S	CCTE	1,693,127	3Q/2007		USD-LIBOR-BBA	P	Interest Rate SwapUS	$19,177,552	19,177,552	Swap payable	1,693,127	(251,109)	—

NOTE 29. CONTINGENCIES AND COMMITMENTS

1)    OTHER GUARANTEES GRANTED

        AES Gener has the following commitments, guarantees, and contingencies:

1.     Commitments with Financial Entities and Others

Financial Institutions:

        The credit agreements executed by AES Gener with a variety of financial institutions impose certain financial covenants during the term of these agreements, which are usual in these type of financing agreements. AES Gener informs such institutions regarding its compliance with such debt covenants, as required by each agreement's terms and conditions.

Convertible Bonds issued in Chile and the United States ThCh$308,205,000 (US$500 million):

        As of March 31, 2004, approximately ThCh$96,591,447 (US$156,7 million) of the L Series, issued in Chile, had been repurchased. On April 5, ThCh$34,334,037 (US$55,7 million) of the M Series, issued in the United States, was repurchased.

        The main covenants contained in the convertible bonds contracts are:

  •
  AES Gener may not incur indebtedness in excess of the amount approved at the annual shareholders' meeting.

  •
  AES Gener must have insurance to reasonably protect its assets.

  •
  AES Gener and its subsidiaries may grant guarantees only if such secured debt plus the aggregate principal amount of all other secured debt of the Company does not exceed 10% of the total that results from the difference between consolidated assets and consolidated liabilities, in accordance with the latest consolidated balance sheet submitted to the Superintendency of Securities and Insurance.

  •
  Nevertheless, the Company may grant collateral for new bond issuances, providing they are at least proportionally equivalent to those of the existing convertible bondholders.

  •
  If AES Gener or any of its subsidiaries is in default of its debt payments in an aggregate principal amount exceeding 1.5% of total consolidated assets, the bondholders may request immediate payment of such obligation.

        On April 22, AES Gener publicly announced that it would redeem the balance of the convertible bonds, series L and M. This redemption occurred on May 31, 2004 in accordance with the terms defined in the indenture.

United States Bonds issued (Yankee Bonds) ThCh$123,282,000 (US$200 million):

        On March 1, 2004, AES Gener repurchased ThCh$89,502,732 (US$145,2 million) as a result of the cash tender offer made by the Company which expired on February 27, 2004.

        The principal financial covenant contained in the Yankee Bonds indenture is as follows:

  •
  If AES Gener or any of its subsidiaries, except Chivor, is in default in the payment of any aggregate principal amount exceeding ThCh$9,246,150 (ThUS$15,000), the bondholders may request immediate payment of such obligation.

Senior Notes listed on Luxemburg Stock Exchange for ThCh$246,564,000 (US$400 million):

As part of the issuance of the 7.5% Senior Notes due in 2014, AES Gener agreed that:

  •
  Neither AES Gener nor any of its "Restricted Subsidiaries" may grant any real guarantees to new indebtedness unless proportional and/or equivalent guarantees are granted to the bondholders.

  •
  It will use its best efforts in order to register the bonds with the Securities and Exchange Commission in the form of an "Exchange Offer Registration Statement" and cause such registration statement to be declared effective within the 270 days following the closing date which occurred on March 22, 2004. If the registration statement is not filed or declared effective within the specified period, the applicable interest rate will increase 0.5% per year.

Financial Institutions and Bank Obligations:

(i)
In accordance with the agreement between AES Gener and Bank of America with respect to the purchase of TermoAndes and InterAndes' notes, AES Gener may not:

•
Enter into any transaction specifically prohibited in the agreement, or

•
Distribute dividends in excess of the minimum required by law.

This agreement was terminated as scheduled on June 30, 2004, when AES Gener paid off the outstanding balance.

(ii)
The Agreement on Fiduciary Assignment in Guarantee entered into by Chivor guarantees the liabilities of Chivor with Bank of America N.T. & S.A. related to the original loan of ThCh$246,564,000 (US$400 million) granted to finance the purchase of the Chivor hydroelectric plant. The outstanding amount of debt under this agreement as of March 31, 2004 was ThCh$174,813,876 (ThUS$283,600) and as of June 30, 2004 it was ThCh$160,266,600 (ThUS$260,000).

(iii)
As part of the refinancing process for Chivor, AES Gener guaranteed the payment of up to ThCh$30,820,500 (ThUS$50,000) by providing a guarantee from Energy Trade. The guarantee may be executed if Chivor does not meet specified outstanding debt levels on March 31, 2004, and, March 31, 2005. Based on the payments made to date, as of June 30, 2004, the maximum amount guaranteed by Energy Trade was ThCh$21,574,350 (ThUS$35,000)

        As of March 31, 2004, all restrictions or covenants related to obligations with financial institutions and public bonds were met.

2.     Third-Party Guarantees

(i)
AES Gener is guarantor of the timely payment of 15% of the principal and interest related to the loan granted to related company GasAndes Argentina by the bank Bilbao Vizcaya

Argentina (España) S.A. AES Gener provided a performance guarantee in December 2003 for the purpose of assuring the creditors of the payment of GasAndes Argentina's obligations. The amount originally guaranteed by AES Gener totals ThCh$2,958,768 (ThUS$4,800) and may be made effective if GasAndes Argentina fails to make the principal payments required under the credit agreement. As of March 31, 2004, the maximum potential amount of future payments that AES Gener could be required to make under the guarantee under such circumstances is ThCh$2,850,240 (ThUS$4,624). The guarantee matures in March 2006, upon maturity of the credit agreement which as of March 31, 2004 recorded an outstanding amount of ThCh$19,725,120 (ThUS$32,000). At March 31, 2004, the Company has not recorded a liability for its potential obligation to perform under the guarantee. There are no recourse provisions that would enable AES Gener to recover from third parties any amounts that may be paid under the guarantee, nor are there assets held as collateral that AES Gener could obtain and liquidate to recover amounts that might be paid under the guarantee.

Additionally, AES Gener committed to the lenders of GasAndes Chile not to sell, pledge or dispose its equity participation, without GasAndes Chile's consent, throughout the life of the credit agreement, which was originally issued for ThCh$83,831,760 (ThUS$136,000) and matures in 2011. The balance of this obligation as of March 31, 2004 is ThCh$83,215,350 (ThUS$135,000).

(ii)
AES Gener has a natural gas purchase agreement with Consorcio Sierra Chata, operated by Petrolera Santa Fe, which contains a take-or-pay (minimum consumption) clause with a monthly commitment equal to an average of 75% of the volume contracted. It also includes a 36-month term from the transaction date to take possession of the remaining gas paid for but not consumed. The amount of gas paid for but not consumed was equal to ThCh$0 (ThUS$0) as of March 31, 2004. The annual minimum payment under the contract is ThCh$14,793,840 (ThUS$24,000) and the contract term ends in December 2013. These same provisions are included in the natural gas sale agreement entered into between our subsidiary Eléctrica Santiago and Consorcio Sierra Chata.

(iii)
Eléctrica Santiago has gas transportation agreements in place with Transportadora de Gas del Norte S.A., GasAndes Argentina and GasAndes Chile, which contemplate two guarantees:

a)
a basic guarantee to ensure compliance with all of the company's obligations for an amount equal to one year of firm natural gas transportation service; and

b)
in the case that the guarantee in a) is not complied with, Eléctrica Santiago would be required to deposit funds as an additional guarantee to ensure compliance with the commitment to invest in a project that uses natural gas. To the extent that Eléctrica Santiago maintains its investment grade rating, as defined in the contract, no additional guarantee is required.

(iv)
The gas transportation agreements between AES Gener and GasAndes Chile and GasAndes Argentina, respectively, include two contractual guarantees:

a)
a basic guarantee to ensure compliance with its obligations for an amount equal to one year of firm natural gas transportation service; and

b)
an additional guarantee to ensure compliance with the commitment to invest in a project that utilizes natural gas. As long as AES Gener maintains an investment grade rating, as defined in the contract, no additional guarantee is required. After the loss of AES Gener's investment grade rating, GasAndes requested the company to provide both guarantees. The parties negotiated a new agreement signed on October 17, 2003, pursuant to which contractual guarantees valid until January 2004 were provided by AES Gener equal to ThCh$304,574 (ThUS$494) for GasAndes and ThCh$615,871 (ThUS$999) for Gasoducto GasAndes Argentina.

On December 9, 2003, AES Gener exercised its option to assign all rights associated with this contract to Eléctrica Santiago. We anticipate that the assignment will be completed during 2004.

(v)
The gas transportation agreements between TermoAndes and Transportadora de Gas del Norte S.A. ("TGN") include two contractual guarantees:

a)
a basic guarantee to ensure compliance with its obligations, which is satisfied as long as an Investment Grade Rating, as defined in the contract, is maintained, or otherwise by the issuance of a bank guarantee for an amount equal to one year of firm natural gas transportation service; and

b)
if transportation services are required for a new plant, an additional guarantee is necessary to ensure compliance with the commitment to invest in a project that uses natural gas.

As long as TermoAndes maintains its local investment grade rating, as is currently the case, no guarantee is required, however, if its rating is reduced below investment grade level, a guarantee would have to be provided.

3.     Guarantees to Subsidiaries

(i)
Our subsidiary Energía Verde has a syndicated loan originally issued for ThCh$15,410,250 (ThUS$25,000) with Banco Crédito e Inversiones and Banco Scotiabank. In November 2002, as collateral for this loan, AES Gener provided its shares in Energía Verde. AES Gener would be required to make the guarantee effective if Energía Verde fails to make the principal payments specified in the credit agreement. The maximum potential amount of future payments that AES Gener could be required to make under such circumstances would be ThCh$14,251,200 (ThUS$23,120). This loan matures in November 2006. The outstanding amount of debt under this syndicated loan as of March 31, 2004, was ThCh$14,793,840 (ThUS$24,000). At March 31, 2004, AES Gener has not recorded a liability for its potential obligation to perform under the guarantee. There are no recourse provisions that would enable AES Gener to recover from third parties any amounts that might be paid under the guarantee, nor are there assets held as collateral that AES Gener could obtain and liquidate to recover amounts that might be paid under the guarantee.

(ii)
As part of the financing granted to subsidiaries TermoAndes and InterAndes related, Gener Argentina pledged 100% of its shares in these companies in favor of Banco Frances-Uruguay in September 1998. AES Gener would be make the guarantee effective if TermoAndes and InterAndes fail to make the scheduled principal payments as required under the note indentures. The maximum potential amount of future payments that AES Gener could be required to make under the guarantee under such circumstances would be ThCh$93,320,159 (ThUS$151,393). The notes mature in December 2007. The outstanding amount of debt, without considering AES Gener's portion of the notes, as of

March 31, 2004, was ThCh$93,320,159 (ThUS$151,393). At March 31, 2004, AES Gener has not recorded a liability for its potential obligation to perform under the guarantee. There are no recourse provisions that would enable AES Gener to recover from third parties any amounts that might be paid under the guarantee, nor are there assets held as collateral that AES Gener could obtain and liquidate to recover amounts that might be paid under the guarantee. On February 27, 2004 AES Gener entered into a credit contract with the lenders for ThCh$57,942,540 (US$94 million) in order to prepay all of the notes issued by TermoAndes and InterAndes, and such agreement was executed on April 16, 2004. In addition to pledging all the shares of these companies, AES Gener also pledged the transmission lines which connect the TermoAndes plant to the Northern Interconnected System or the SING.

2)    TRIALS AND BAILS

a)    Disputes in the CDEC-SIC

        A dispute exists between the companies that are members of the CDEC-SIC with regard to capacity transfer estimates in the system. A final decision for the 2000, 2001, 2002 and 2003 payments related to these estimates is pending resolution, since payments have only been preliminary, as is normal for this type of payments. On November 2, 2001, the dispute was resolved through Ministerial Resolution No. 119/2001 (MR-119) from the Ministry of Economy, Development and Reconstruction. During the implementation stage of MR-119 by members of the CDEC-SIC, the unanimous approval required was not achieved, thus, the Minister of Economy submitted another dispute for resolution in April 2002. Additionally, AES Gener, Colbún and Endesa submitted motions objecting to MR-119 which were resolved through MR-17 issued on April 14, 2004. MR-17 modified the firm capacity allocation methodology for hydroelectric plants with reservoirs, resulting in an increase in the firm capacity allocation to these plants and a simultaneous decrease in the allocation to other plants in the system. As of April 22, 2004, AES Gener presented a motion for reconsideration of MR-17, which was upheld on April 27, 2004 with the issuance of MR-20, which suspended the implementation of the allocation methodology until further resolution by the Ministry of Economy. While resolution is still pending, the CDEC-SIC's board of directors unanimously agreed that the firm capacity allocation charges for the years 2000, 2001, 2002 and 2003 should be paid on a provisional basis, using the calculation procedure established in MR-119.

        On June 15, 2004, through MR-35, the Ministry partially rejected the motion for reconsideration, ordering the CDEC-SIC to apply the firm capacity calculation methodology established in MR-17, but to redefine the hours of highest demand. On July 21, 2004, we and the other CDEC-SIC members presented responses to MR-17 and on July 27, 2004, the CDEC-SIC's board of directors determined that the issue would be resolved by the "Experts Panel" as defined by the electricity law. If MR-17 is finally upheld, the company estimates that we would have to make a total firm capacity payment of Ch$8,740 million (US$13.7 million) for the period from April 2000 to March 2004.

b)    Disputes in the CDEC-SING

        The Company maintains a position different from some of the other generation companies that are members of the Economic Load Dispatch Center for the Northern Interconnected System or the CDEC-SING with regard to the method of calculating and valuing energy and capacity transfers within the CDEC-SING.

        On December 26, 2002, the CDEC-SING's board of directors reached an agreement, which resolved the dispute with regard to the valuation of energy transfers between March 1999 and March 2000 and established final values that did not result in payments to or by AES Gener. Energy transfers in the CDEC-SING from August 1999 were paid provisionally, as there were variations between generators with respect to the prices utilized to value such transfers. The Ministry of Economy resolved the conflict through the issuance of MR-39 dated May 22, 2000, MR-59 dated September 2000, MR-72 dated November 16, 2000 and MR-74 dated November 17, 2000. However, a dispute remains with respect to the application of such resolutions by the CDEC-SING's director of operations. Additionally, because the previous resolutions were complex and contradictory, the director of operations has not yet been able to calculate the final energy transfers.

        Regarding capacity transfers for the year 2000 and subsequent years, on January 21, 2004, MR-106 resolved the dispute among the CDEC-SING generation companies regarding the application of MR-163 dated December 28, 2001. This dispute related to the applicable calculation methodology for firm capacity and the annual peak capacity balance in the SING, from year 2000 forward which had been established by the CDEC-SING's operations office. MR-106 established, among other aspects, a substantial modification in the methodology used in the recognition of peak power obligations for the generation companies. As a result, a new dispute resulted among the CDEC-SING members regarding the application proposed by the operations office. On March 17, 2004, after reviewing the position of the CDEC-SING companies, the Experts Committee indicated that the application of MR-106 produced irregular results and that it contained elements which were not in consistent with law DS 327. As such, these changes constitute a modification to the existing regulation and provide an obstacle for the application of MR-106 from year 2000 forward. The Experts Committee recommended the modification of MR-106 and, additionally that such ruling cannot be applied retroactively.

        The CDEC-SING has proceeded to make allocation calculations of the balances of peak capacity for the years 2000 to February 2004, based on the methodology set forth in MR-106. This calculation resulted in AES Gener paying to third parties an amount equal to ThCh$784,000 plus accrued interest. Its subsidiary, Norgener, must pay third parties a total of ThCh$1,230 plus accrued interest, which on a consolidated basis yields a net payment of ThCh$2,014,000 plus accrued interest.

        On April 6, 2004, Norgener presented a motion to the Ministry of Economy requesting that it declare void certain aspects of MR-106, based on Article No. 53 of Law No.19,880, the law that established the Rules for Administrative Procedures that Regulate the Acts of Government Administrative Organisms, and simultaneously the temporary suspension of RM-106. On April 26, 2004 the Ministry of Economy acknowledged the motion and suspended the effects of MR-106 during its process.

        Norgener has hired an external consulting firm specializing in this area, and received a preliminary report that states that MR-106 provides irregular results and that it does not meet the objectives of the existing regulations.

        On June 26, 2004, through MR-39, Norgener's motion was rejected by the Ministry. Although we are currently studying legal actions and remedies against both MR-106 and MR-39, on July 22, 2004, we paid approximately ThCh$2,014,000 (US$3.2 million) in accordance with the application of MR-106 for the period from January 2000 to May 2004.

c)     Legal Proceedings

c.1   Junta de Vigilancia de Río Maipo vs. AES Gener

        AES Gener was sued by the Junta de Vigilancia of Río Maipo (security committee), which filed a lawsuit in the 2nd Civil Court of Santiago (case number 1062-01) for an alleged debt of ThCh$215,461 as of March 31, 2004. This suit is related to the payment of installments that were allegedly owed to such committee. AES Gener has opposed the lawsuit, since it deems that it should not have to make any payment, because it does not make use of any of the security committee's facilities. The plaintiff has garnished approximately ThCh$39,690 in AES Gener's cash, which is classified as restricted cash. On January 27, 2004, the court released an order that accepted the suit and provided AES Gener with notice. AES Gener appealed the suit on April 10, 2004, and this appeal is pending before the Appeals Court of Santiago. AES Gener firmly believes it should not be forced to pay the aforementioned amounts, since they have been imposed arbitrarily, unilaterally and without reason. AES Gener accrued a provision for this contingency in the amount of ThCh$215,461.

c.2   Justo Gallardo vs. AES Gener

        AES Gener has been sued for monetary compensation by a resident located close to the Renca plant, who claims to have suffered certain damages due to the operation of the power plant. The resident has requested the payment of ThCh$120,000 in a lawsuit filed in the 28th Civil Court of Santiago (case number 4070-99). The lawsuit was rejected in the lower court and it is currently in the appeals court pending final judgment.

        AES Gener estimates that the appeal will be rejected since the lawsuit is not sustainable. There is no connection between the alleged facts and the damages caused; there is no responsibility by AES Gener as to the facts or the damages, and the alleged rights have become unenforceable under the statute of limitations.

        AES Gener has not accrued a provision for the contingency.

c.3   Bankers Trust International Corporation (Delaware) Inc. vs. AES Gener and Ralph Wilkerson.

        On May 24, 2002, AES Gener was served with a lawsuit filed by Bankers Trust International Corporation (Delaware), as trustee in the bankruptcy of Cordex Petroleums Inc., a company chartered under the laws of Canada. The total amount of the lawsuit is ThCh$5,351,055 (ThUS$8,681) plus interest and legal fees. The lawsuit is based on alleged collusion between AES Gener and the other defendant, Mr. Ralph Wilkerson, to breach contracts, incitement to breach contracts, fraud and incitement to infringe the fiduciary duties of Cordex Petroleums, Inc. The lawsuit, case No. 0101-05135, was filed in the Superior Court of Alberta, Judicial District of Calgary, Canada. On July 19, 2002, AES Gener submitted a motion claiming lack of jurisdiction of the Canadian Courts of Law. A hearing was originally set for February 6, 2003, but it was suspended due to the plaintiff's delay in the presentation of an affidavit supporting its claim.

        In March 2003, the judge decided to accept the plaintiff's affidavit, but only with respect to the amended and not the original claim. On April 14, 2003, Bankers Trust filed an appeal of this decision to the Alberta Court of Appeals and on March 14, 2004, the Court of Appeals ruled in favor of Bankers Trust, holding that the use of the supplemental affidavit filed by Bankers Trust should be decided by the judge that ultimately hears AES Gener's motion. A new date for the hearing of this motion has not yet been scheduled. We believe that the jurisdiction motion should be resolved in our favor.

        AES Gener has not accrued a provision for the contingency.

c.4   Minera Escondida Limitada vs. Norgener

        Norgener and its customer, Minera Escondida Limitada ("Escondida") ended an arbitration lawsuit related to a dispute regarding the interpretation and execution of the provisions of two power supply agreements between Norgener and Escondida dated June 30, 1993 and November 20, 1994, respectively. The arbitrator was appointed on October 25, 2002. Subsequently, on November 14, 2002, the parties agreed on the procedures to be followed, and accordingly the lawsuit was filed on December 9, 2002. Escondida claimed nullity of the price adjustment clauses in both agreements, the termination of both agreements based on breach of contract by Norgener and requested authorization to assign the agreements to a subsidiary. On January 8, 2003, Norgener responded to the lawsuit and filed a lawsuit against Escondida for the damages caused as a result of the breach of contract by Escondida with respect to certain obligations under the second agreement.

        Subsequently, in April 2003, at the end of the discussion period, the arbitrator issued an order to produce evidence, establishing the facts, which are determined to be true by the parties, and thereby initiated the trial period. The aforementioned order was contested by both parties, although the arbitrator maintained the order and established a settlement period. During the settlement period, the parties held meetings and exchanged preliminary offers and counteroffers. An agreement was reached on December 5, 2003 and it was later approved by each party's board of directors. As of February 23, 2004, Norgener and Escondida ended the arbitration initiated by Escondida in December 2002 through a judicial agreement.

        The preliminary agreement consisted of: (i) the extension until year 2015 of Contract No 1 executed in June 1993 for 62 MW and Contract No 2 executed in November 1994 for up to 110 MW, (ii) a decrease in price for both contracts from July 2004, (iii) a cash payment by Escondida to be effectuated during the first six months of 2004, and (iv) the execution of a new contract from 2004 to 2015 for up to 80 MW, subject to the completion of certain operations in AES Gener's refinancing plan, which have now been completed. As a result, the aforementioned agreement and the transaction are legally binding and the arbitration proceeding and all outstanding conflicts between the companies have been concluded. Additionally, these companies have been able to establish a mutually beneficial long-term relationship. On July1, 2004, Escondida made the cash payment contemplated under the agreement.

c.5   Hidroeléctrica Guardia Vieja- Hidroeléctrica Aconcagua vs. AES Gener

        In December 1999, AES Gener filed a lawsuit against Hidroeléctrica Guardia Vieja S.A. and Hidroeléctrica Aconcagua S.A., for a contractual performance default related to an energy and capacity sales contract. The arbitrator accepted AES Gener's claims and the defendants were ordered to fulfill the contract.

        On December 14, 2001, the arbitrator issued a decision in lower court, which, consistent with AES Gener's filing, ordered the modification of the "Sales Agreement for Electric Power and Capacity and Other" between AES Gener and the companies, Hidroeléctrica Guardia Vieja and Hidroeléctrica Aconcagua S.A., dated November 2, 1993.

        Such decision, according to the amendments introduced in the agreement, ordered the re-liquidation of the invoices exchanged between the parties from April 1998 until the definitive compliance date with the decision, in accordance with the rules established therein.

        AES Gener's demands under the lawsuit were for ThCh$5,444,617. On March 31, 2004, the corresponding amount, including interest and readjustments, was ThCh$8,800,725 (ThUS$14,277). This amount represents a gain contingency.

        The defendants, HGV-HASA, filed an extraordinary claim and a nullity recourse appeal due to format defects before the Santiago Appeals Court. The nullity recourse appeal due to format defects is still pending.

        Based on the arbitrator's acceptance of the lawsuit filed by AES Gener, it recorded into income in 2001 a portion of the gain contingency equal to ThCh$2,940,374. The remaining balance of the gain contingency has not been recorded. AES Gener believes that the nullity recourse appeal due to format defects that is still pending will likely be rejected as it has no grounds.

c.6   Superintendence of Electricity and Fuels ("CSEC") vs. AES Gener

        In an Ordinary Notice dated December 6, 2002, the CSEC brought charges against AES Gener and its related companies for alleged infractions in electric coordination as members of the CDEC-SIC, related to the blackout occurred on September 23, 2002 in the SIC. On January 24, 2003 AES Gener refuted the claim to the CSEC.

        On August 20, 2003, the CSEC fined all CDEC-SIC members as a result of the blackout, alleging responsibility based on their status as CDEC members. AES Gener was fined 1,500 UTA equivalent to ThCh$531,036, subsidiary Eléctrica Santiago was fined 1,000 UTA equivalent toThCh$354,024 and Empresa Eléctrica Guacolda S.A. was fined 1,000 UTA equivalent to ThCh$354,024.

        AES Gener and its related companies filed recourse motions before the CSEC on August 29, 2003, which were rejected on June 21, 2004. On June 26, 2004, we and Eléctrica Santiago, and on July 2, 2004, Guacolda filed an appeal before the Santiago Court of Appeals, depositing in favor of the court 25% of the fine applied by the CSEC, as required. We, Eléctrica Santiago and Guacolda together accrued a provision for this contingency in the amount of Ch$312 million (approximately US$490,000).

c.7   CSEC vs. AES Gener

        On February 21, 2003, the CSEC brought charges against AES Gener and the other CDEC-SIC members, related to the blackout which occurred on January 13, 2003. The Company opportunely responded by rejecting the charges. On April 27, 2004 the CSEC fined the CDEC-SIC members as a result of aforementioned blackout alleging their responsibility as CDEC members. AES Gener, Eléctrica Santiago and Guacolda were each fined 560 UTA, equivalent to ThCh$199,046. On May 7, 2004, AES Gener, Eléctrica Santiago and Guacolda all appealed the fines before the CSEC.

        In our opinion the charges formulated by the CSEC are unlawful, nevertheless, we cannot project the outcome of the proceeding.

        The company has not accrued a provision for the contingency.

c.8   CSEC vs. AES Gener

        As of April 14, 2004, AES Gener was notified of the resolution issued by the CSEC which applied fines against AES Gener and all the other member companies of the CDEC-SIC related to the blackout which occurred on November 7, 2003. The CSEC alleged the following: a) infractions in electric coordination with the purpose of the continuity of the service and; b) infractions in the obligation to respond to the information requirements established by the CSEC. The company presented its appeal to the charges on May 3, 2004.

        In our opinion, the charges established by the CSEC are unlawful, nevertheless we cannot project the outcome of this proceeding.

c.9   Coastal Itabo Ltd. and AES Gener

        As of March 11, 2004 AES Gener requested arbitration by the International Commerce Chamber ("ICC") in Paris pursuant to Article No. 4 and Article No. 18.10 of the shareholder's agreement executed between AES Gener, Coastal Itabo Ltd. ("Coastal") and NCI on August 13, 1999.

        The ICC received the request and, on March 12, 2004, it resolved that the company needed to propose an arbitrator within a ten day period.

        The request for arbitration is based on the fact that Coastal Itabo Ltd. has provided notice to AES Gener claiming that it may have incurred in default of the aforementioned shareholder's agreement, based on Resolution SIE-60-2003 of the Dominican Republic's Superintendency of Electricity and Fuels (SEC) dated September 5, 2003, which ordered The AES Corp. to dispose of its indirect participation in Itabo. The basis for this resolution is that the authority believes that The AES Corp., through its subsidiaries, controls and as a result, has ownership participation in the Dominican electric industry in excess of the 15% allowed by the country's electric law. As a result, AES Gener filed a constitutional rights proceeding before the Dominican courts of justice. On February 20, 2004, a Dominican Republic court issued a sentence declaring, among other matters, that the SEC's charges have no legal effect and ordered it to suspend the effects of such resolution. On March 1, 2004, the SEC appealed said ruling. During March, AES Gener presented a request before a New York Court in order to suspend the process of valuation of Itabo, which was accepted, requiring us to present the definitive lawsuit at the ICC as soon as possible. With regard to the above, the request to initiate the process was presented to the ICC, and an arbitrator was designated. On April 15, 2004, Coastal filed a counter suit at the ICC reiterating that AES Gener has not complied with the shareholder's agreement related to the procedure established for resolving differences between the parties. AES Gener presented its response to the counter suit on June 15, 2004. At this date no resolution has been made and we are unable to estimate the amount of the loss that would be incurred if Coastal's suit were to be upheld.

3)    FINANCIAL COVENANTS

a)
The Company, as part of the renegotiation of the Purchase Agreement between AES Gener and Bank of America N.A. related to the purchase by AES Gener of Bank of America's portion of InterAndes and TermoAndes' notes with an original maturity date of

  December 2007, must comply with the following financial covenants calculated based on the Company's consolidated financial statements:

  i)
  Indebtedness level must not exceed 1.65 times the equity plus minority interest (measured quarterly).

  ii)
  Interest expense coverage ratio higher than 1.8 times (measured over twelve months).

  iii)
  Total Debt must not exceed 7.8 times EBITDA (measured over twelve months).

        As of March 31, 2004, AES Gener was in compliance with the covenants set forth in the credit agreement. This agreement was paid in full by AES Gener on June 30, 2004.

b)
AES Gener, as issuer of an ThCh$246,564,000 (ThUS$400,000) international bond due in March 2014, must comply with certain limitations on indebtedness. As such, AES Gener and its subsidiaries, with the exception of Chivor, may not issue debt unless the following financial restrictions, calculated based on the consolidated financial statements, have been met:

i)
Interest expense coverage ratio higher than 2.4 times (measured over twelve months); and

ii)
Total Debt must not exceed 4.5 times EBITDA (measured over twelve months).

c)
Under the guarantee issued by AES Gener for Energy Trade's obligations under the Support Agreement signed pursuant to Chivor's credit agreement, AES Gener must comply with the following financial covenant calculated based on the consolidated financial statements:

•
Indebtedness level must not exceed 1.75 times shareholder's equity plus minority interest, measured on a quarterly basis.

As of March 31, 2004, AES Gener was in compliance with the covenants set forth in the Chivor's credit agreement.

d)
As part of the new syndicated loan for ThCh$57,572,694 (ThUS$93,400) entered into on April 16, 2004 between AES Gener and a bank syndicate lead by Deutsche Bank in the restructuring of Termoandes and Interandes' debt which now matures in December 2010, AES Gener must comply with certain limitations on indebtedness. As such, AES Gener and its subsidiaries, with the exception of Chivor, may not issue debt unless the following financial restrictions, calculated based on the consolidated financial statements, have been met:

i)
Interest expense coverage ratio less than 2.4 times (measured over twelve months); and

ii)
Total debt must not exceed 4.5 times EBITDA (measured over twelve months).

4)    OTHER CONTINGENCIES

a)    Contingencies and Covenants related to TermoAndes and InterAndes:

  (a.1)    Power Supply Agreement.

        AES Gener is party to a contract under which it is obligated to buy 100% of the energy and capacity produced by its wholly owned subsidiary TermoAndes. Such contract establishes a minimum monthly payment that covers, among other aspects, the debt service for ThCh$158,417,370 (ThUS$257,000) corresponding to the notes originally issued by TermoAndes and InterAndes to finance the project. The payment of such notes is guaranteed with the assets of TermoAndes and InterAndes and the power supply agreement executed by AES Gener and TermoAndes. This contract was included as part of the refinancing of TermoAndes and InterAndes' debt, although upon completion of the refinancing on April 16, 2004, the amounts related to debt service were no longer applicable. The power supply agreement between TermoAndes and AES Gener was subsequently modified on July 28, 2004.

  (a.2)    Put Agreement with Bank of America

        Originally, ThCh$50,545 (US$82,000 million) of the notes corresponding to the debt of TermoAndes and InterAndes were subject to an option which allowed Bank of America to require AES Gener to purchase the bonds it held in advance at the par value plus accrued interest. Although the term to execute such option was from October 31, 2002 to January 31, 2003, AES Gener and Bank of America agreed to renegotiate the agreement prior to the initiation of this period.

        In September 2002, AES Gener and Bank of America entered into a "Purchase Agreement" by which AES Gener committed to make partial purchases of the bonds held by Bank of America, completely eliminating the debt owed to Bank of America by September 2004. Prior to March 31, 2004, AES Gener had already purchased ThCh$27,126,971 (ThUS$44,008) in notes from Bank of America. Additionally, as a result of the debt payments made by AES Gener on March 31, 2004, Bank of America received an additional payment of ThCh$9,246,150 (ThUS$7,900), thus, the debt owed to Bank of America as of March 31, 2004 amounted to ThUS$15,084 (ThCh$9,297,928). The Purchase Agreement provided that the remaining debt owned to Bank of America, in the amount of US$9,1 million, would be repaid on June 30, 2004, and such payment occurred as scheduled.

  (a.3)    Assets with Restricted Availability

        In order to guarantee the repayment of the obligations resulting from the financing agreements related to value added taxes and the note agreements, among others, Termoandes and Interandes agreed to the following:

  •
  A trust assignment of all of the rights of Termoandes and Interandes under the contracts or documents in which they are involved to Banco Francés Uruguay S.A.

  •
  A mortgage of the property where the generation plant is located and the associated real estate in order to enter to the plant, also in favor of Banco Francés Uruguay S.A.

        The assignment, transference and granting of a first degree guarantee right to Deutsche Bank for: a) all the rights of the company in the accounts controlled by Deutsche Bank, b) all the rights of the company over the amounts credited or deposited in said accounts, c) all rights that TermoAndes and InterAndes have over proceeds from insurance and expropriation, as well as proceeds from civil liability or delayed start-up or business interruption insurance that the company must maintain.

        In addition, Gener Argentina, the parent company of Termoandes and Interandes, pledged its shares to guarantee the fulfillment of the aforementioned obligation. In accordance with the restructured credit agreement executed on April 16, 2004, this trust agreement was terminated. However, the assets and shares continued to be pledged in favor of Banco Frances Uruguay S.A.

  (a.4)    Trust Agreement between TermoAndes, InterAndes, Deutsche Bank and Banco Francés Uruguay S.A.

        On September 4, 1998, TermoAndes. and InterAndes signed a trust agreement (the "Trust Agreement") with Deutsche Bank AG, New York Branch ("Deutsche Bank") and Banco Francés Uruguay S.A. under which the receivables collected by TermoAndes and InterAndes are initially transferred to the bank accounts opened in such banks, which are exclusively controlled by Deutsche Bank or Banco Francés Uruguay S.A., depending on the account.

        While the amounts owed by TermoAndes and InterAndes related to the issuance of the July 30, 1998 notes and the agreement to finance the value added tax remain unpaid, TermoAndes and InterAndes may only use the amounts deposited in such accounts in accordance with the terms of the Trust Agreement.

        Moreover, TermoAndes and InterAndes assigned, transferred and granted a first degree guarantee right to Deutsche Bank for: a) all rights that TermoAndes and InterAndes have over the accounts controlled by Deutsche Bank; b) all rights that TermoAndes and InterAndes have over the amounts either credited or deposited in such accounts; and c) all rights that TermoAndes and InterAndes have over proceeds from insurance and expropriation, as well as proceeds from civil liability or delayed start-up or business interruption insurance that the company must maintain.

        If funds held in the accounts exceed the amount required for the next payment of interest and principal, TermoAndes and InterAndes may use the excess funds for general business purposes. However, in order to do so, it is required that Termoandes and Interandes have complied with all obligations that have been assumed and that there is no risk of not complying with such. On March 31, 2004, the deposits in TermoAndes' and InterAndes' accounts amounted to ThCh$20,634,606 (ThUS$33,475), which were invested in common investment funds. Such funds are shown as restricted in the Company's balance sheet under the "Time Deposits" category of current assets in the amount of ThCh$7,601,957 and under the "Others" category of other long term assets in the amount of ThCh$12,864,980. As part of the financing restructuring completed in April 2004, the trust accounts were terminated and the funds deposited therein were released and were applied repay TermoAndes' and InterAndes' lenders.

  (a.5)    Potential Events of Default under the Notes

        During 2002, InterAndes requested that Deutsche Bank release certain funds existing in an account controlled by Deutsche Bank, which in accordance with the terms of the contract qualified for release. Deutsche Bank responded indicating the existence of certain potential events of default under the Terms and Conditions of the Trust Agreement and as such refused to release the funds.

        The potential events of default mentioned by Deutsche Bank are as follows:

i)
non-compliance with respect to the insurance that InterAndes must maintain during the term of the financing agreement;

ii)
non-compliance with respect to the insurance that TermoAndes must keep during the term of the financing agreement (specifically Deutsche Bank stated that TermoAndes had not demonstrated that each of the insurance policies contained the endorsements required in accordance with the Terms and Conditions)

iii)
non-compliance with respect to the validity and effect of the guarantees granted by TermoAndes, as a result of the suspension of mortgage foreclosures set forth in Law 25,563, causing the mortgage granted by TermoAndes to the creditors for the Nueva Güemes Plant to be invalid, thereby affecting the rights of such creditors.

        As a result of the aforementioned financial restructuring, this potential event of default has ceased to exist since the new credit agreement establishes an exception if insurance is not obtainable for InterAndes' assets.

  (a.6)    Natural Gas Purchase Agreement

        On August 4, 1997, Termoandes entered into a gas supply agreement with the consortium composed of Mobil Argentina S.A. (formerly Ampolex Argentina S.A.), Compañía General de Combustibles S.A., Ledesma S.A., Tecpetrol S.A. and YPF S.A. (the Consortium) for a ten-year term from January 31, 1999. This agreement includes monthly minimum gas purchase conditions pursuant to a take-or-pay clause (the minimum purchase amount must be paid at the end of each calendar year even if the minimum purchase amount has not been not requested), and is calculated over the base contracted capacity to be delivered by the producers.

        As of March 31, 2004, TermoAndes has recorded debt related to the agreement with the Consortium amounting to ThCh$ 7,941,989 (ThUS$12,884) under "accounts payable" in current liabilities and a credit for the same amount under "long-term accounts receivable".

        In accordance with clause No. 15 of the gas supply agreement, TermoAndes may request that the Consortium apply a most favored nation clause in which it must provide TermoAndes with the most favorable terms from other gas sale contracts that they have executed with third parties for gas to be exported to the I and II Regions of Northern Chile for the generation of electricity in such regions and/or for consumption in thermoelectric plants installed in the Province of Salta that export electricity to such regions.

        Based on this, since May 2000 TermoAndes has requested that the Consortium provide it with those contracts executed with third parties. The Consortium has not provided such contracts arguing confidentiality. Based on incompliance with the contract, TermoAndes rejected the payment of the take-or-pay invoices received from Repsol YPF S.A. on August 21, 2003 that correspond to 2001 in the amount of ThCh$3,892,859 (ThUS$6,315) and 2002 in the amount of ThCh$2,942,331 (ThUS$4,773).

        Those invoices have been rejected based on:

a)
the currency in which they were issued,

b)
the volumes invoiced, and

c)
the prior breach of contract of the counter party with respect to its obligations under clause No 15 of the contract.

        The price established in the gas supply agreement was originally set in US dollars and is currently paid by TermoAndes in pesos at the parity of 1 US Dollar = 1 Argentinean Peso without the establishment of any provision in excess of the amounts actually paid. The Consortium claims TermoAndes must pay in US dollars and has submitted a claim before the Secretary of Energy based on an extensive interpretation of Decrees 689/02 and 1491/02, which provide for the dollarization of gas and energy export contracts, respectively. TermoAndes has rejected the claim by making the corresponding filings. At the same time, TermoAndes has been negotiating with the Consortium within the framework of the provisions set forth in the government's the Public Emergency and Exchange Regime Reform Law (the "Emergency Act"), however, such negotiations have not been successful to date.

        Although the Emergency Act provided that the specified contracts were to be adjusted by the Coeficiente de Estabilización de Referencia ("CER") or Stability Reference Index, the Consortium has not billed or claimed the applicability of such concept. If the Consortium does so, based on the same regulation, TermoAndes could argue the inapplicability of the CER because the value of gas in the Argentinean market today is lower than the result of adjusting the specified contract price times the CER.

        Regardless of the aforementioned, TermoAndes has made a provision for the CER from January 1, 2004.

        On January 30, 2004, TermoAndes was notified that Tecpetrol S.A., Mobil Argentina S.A. and Compañía General de Combustibles, all members of the Consortium that supplies natural gas to TermoAndes, filed a lawsuit at the International Commerce Chamber asking for the re-dollarization of gas prices. TermoAndes replied on March 10, 2004 with a counter-lawsuit related to (i) the default of suppliers regarding the most favored nation clause, (ii) the unilateral modification of the point of gas injection by the suppliers, (iii) the obligations to supply the contracted quantities and (iv) the ability of TermoAndes to resell the gas not consumed.

        With regard to these issues a new contingency exists as of February 2 and 3, 2004, on which dates Tecpetrol S.A., Mobil Argentina S.A. and Compañía General de Combustibles S.A. sent TermoAndes notices expressing their intention to reduce the gas volumes supplied beginning on February 16, 2004, in accordance with the availability and demand for gas. As of February 16, 2004, the aforementioned suppliers reduced the volumes of gas supplied to TermoAndes, but in lesser amounts than previously notified. Since then and until March 31, 2004, TermoAndes was able to obtain gas in sufficient quantities to cover this deficit by means of purchases from the spot market. In parallel, TermoAndes commissioned its systems and equipment in order to allow its generation units to use liquid fuel as an alternative fuel for generation.

        It is important to note that on March 26, 2004, the Secretary of Energy published Resolution No. 256/04 which established limitations or restrictions on natural gas exports as a method to prevent a shortage of gas in domestic markets. The Under-Secretary of Fuels complemented the ruling with the enactment of Resolution No. 27/04 on March 31, 2004 and also with notes SSC 617/04 and 618/04, which directly affected TermoAndes from Apri11, 2004. These notes issued by the Under-Secretary of Fuels ordered Tecpetrol and Mobil to suspend supply of gas to TermoAndes.

        As of April 1, 2004, only been a partial supply of gas has been received from YPF S.A., obligating TermoAndes to reduce its generation.

        TermoAndes will appeal the restrictions to its gas supply on administrative and/or judicial means because, it believes that it is subject to discriminatory and unreasonable treatment that prejudices its constitutional rights of fairness, rationality and property.

        The Company's legal advisors believe that TermoAndes' position of is correct pursuant to the currently effective legislation.

        Bolivia's natural gas exportation policy could also eventually have an impact on TermoAndes' gas supply. On April 21, 2004, the governments of Bolivia and Argentina entered into the "Temporary Natural Gas Sale Agreement" which established a maximum gas sales amount of 4 million cubic meters per day from Bolivia to Argentina for a six month renewable term. The agreement also expressly limited the amount of gas exported by Argentina to Chile to no more than the average of the 90 day period prior to the execution of the temporary agreement with Bolivia. On July 22, 2004, the Under-Secretary of Fuels requested that the gas producers in the northern basin limit their aggregate supply to TermoAndes' to the plant's average gas consumption during the 90 day period prior to the execution of the temporary agreement with Bolivia which resulted in additional interruptions in the supply of gas to TermoAndes.

        The future impact of the resolutions passed by the Argentine government and any additional measures implemented by it, as well as any restrictions implemented by the Bolivian government on natural gas or electricity exports to Chile, on TermoAndes is uncertain. Any additional interruptions and/or reductions in the supply and transportation of natural gas in Argentina could have a direct adverse effect on the operations of TermoAndes.

  (a.7)    Natural Gas Firm Transportation Contract

        TermoAndes and TGN executed a natural gas firm transportation contract for a seventeen year period initiating on January 15, 1999. Under the contract, TGN is obligated to transport 2,800,000 cubic meters of natural gas per day from Chango Norte to Estación Torzalito.

        No guarantees under the contract are necessary if TermoAndes or its shareholders maintain an Investment Grade Rating, defined in the contract as BBB or higher. In the event that neither TermoAndes nor its shareholders hold an Investment Grade Rating, a bank guarantee must be provided for an amount equal to the payment for one year of service. The current rating of the notes issued by TermoAndes and Interandes is BBB+ (Arg) by Fitch and BBB- by Moody's; and thus, TermoAndes has not been required to provide said guarantee.

        The transportation service contract price is composed of a regulated tariff and an additional contribution. The tariff to be applied to the natural gas firm transport service is subject to modifications arising from the tariff rulings approved by the Argentine Natural Gas Regulatory Agency or ENARGAS. The additional contribution established by the gas transportation contract was originally set in US Dollars and is currently paid in Argentine Pesos by TermoAndes. TGN claims that TermoAndes should make payment in US Dollars and it has submitted a complaint before ENARGAS based on an extensive interpretation of Decrees 689/02 and 1491/02 that establish the dollarization of electricity and gas export contracts, respectively. TermoAndes has rejected this claim by providing the corresponding arguments.

        On August 20, 2003, ENARGAS preliminarily ruled in favor of TermoAndes and it ordered TGN to provide the gas transportation service between Campo Duran and Torzalito, invoicing for such services under the original transport contract (STF No. 52) in Argentinean pesos (Arg$) until the dispute is finally resolved. This resolution has been appealed by TGN.

        The memorandum issued by the Legal and Technical Department of ENARGAS issued prior to the resolution placed TermoAndes in a favorable position not only with respect to the dispute regarding the transportation service, but also by providing TermoAndes with valid arguments for the existing disputes with gas producers.

        While the resolution at issue remains effective, TermoAndes will continue paying in Argentinean pesos without having to pay an additional amount for the distance between Campo Durán and Chango Norte (STI No. 43).

        At the same time, TermoAndes continues to negotiate with TGN within the framework established by the Emergency Act, although such negotiations have not been successful so far.

        The Company's legal advisors believe that TermoAndes' position regarding pesification of its obligations is correct in accordance with current legislation.

b)    Contingencies associated with Chivor in Colombia

  (b.1)    Syndicated Loan with Bank of America and Others

        As part of the syndicated credit agreement with Bank of America NT & SA, Chivor executed a trust agreement with Lloyds Trust SA whereby it assigned to a special trust vehicle its rights pursuant to energy sales agreements and other income. The purpose of this trust is to guarantee the payment of Chivor's obligations under the syndicated credit agreement (the "Credit Agreement") and management by Lloyds Trust of said funds.

        Additionally, pursuant to the Credit Agreement, Chivor has certain restrictions concerning the payment of dividends, transactions with affiliates and purchases and sale of certain assets. Such restrictions are customary in these types of agreements.

        In accordance with the provisions set forth in the First Amendment to the Credit Agreement, Chivor agreed to exercise its legal ownership rights over the property deeds of the land plots where the La Esmeralda dam and facilities of the Chivor power plant are located. For this purpose, the properties were classified in two categories: the first, considered "necessary" for the plant's operation, comprised of a total of 12 land plots which are legally owned by Chivor. The other category is named "other properties"; Chivor legally owns some of said plots, but merely exercises possession rights over others. Pursuant to Colombian Law, legal ownership can be acquired through long-term possession; as a result, legal procedures for acquiring legal ownership of such plots of land are ongoing. However, these processes do not have any affect whatsoever on the financial statements of Chivor. Chivor expects to perfect its ownership in such plots. For this and with the intention of achieving the control of contractual obligations, Chivor, presented 217 lawsuits to process these property ownership cases, with the purpose of obtaining through a court, a judicial pronouncement stating that it is absolute owner of said properties. For procedural reasons, of the above-mentioned, 149 complaints must be re-presented. Of these, 24 were already processed, in which 22 complaints are still pending. Currently, 66 complaints have an executed and registered judgment. It should be noted that whatever the outcome, these proceedings will have no material effect on Chivor's financial statements.

        Other collateral under the Credit Agreement includes (i) Chivor?s assets, (ii) a pledge over Chivor's shares owned by Energy Trade, and (iii) an offshore trust agreement whereby an offshore trustee controls Chivor's funds held offshore.

  (b.2)    Refinancing of Syndicated Loan

        The contingencies of the refinanced credit agreement include: a pledge of Chivor's assets, a pledge of Chivor's commercial establishment, a pledge of Chivor's shares, a restriction on dividends or other payments to shareholders and two fiduciary mercantile, administration and payment source contracts administered by one local and one foreign fiduciary entity.

  (b.3)    Trials

        In the civil court of Guateque, five civil liability lawsuits were filed against Chivor for the construction of the deviation tunnel between the Negro and Rucio rivers to Quebrada Trabajos. The claim of the plaintiffs is Col$600,000,000 in Colombia pesos, equivalent to ThCh$138,075 (ThUS$224) for the alleged damages caused in their properties.

        As of March 31, 2004, a provision for ThCh$138,075 (ThUS$224) was recorded.

  (b.4)    Industry and Commerce tax

        On March 25, 2004, the Municipality of Almeida ruled unfavorably with regard to Chivor's appeal of a ThCh$3,698,460 (ThUS$6,000) fine which was based on the alleged claim that Chivor had not complied with the Industry and Commerce (ICA) tax declarations for 1998-2002 period. Chivor has declared and paid this tax for the aforementioned years, and based on such it expects a favorable resolution of this matter. On April 1, 2004, Chivor presented a lawsuit against the municipal resolution that imposes such fine, but a final decision will not be reached until 2009 or 2010.

        As of March 31, 2004, the company has not accrued a provision for this contingency.

  (b.5)    Public Services Superintendence

        The Public Utilities Superintendence imposed a fine against Chivor for ThCh$32,670 (ThUS$53). This amount is not final and is subject to motions still pending before the government, upon resolution of which it can be appealed. A final resolution of this matter will not be reached for 5 or 6 years.

        As of March 31, 2004, the company has not accrued a provision for this contingency.

  (b.6)    Restrictions to dividends payments

        As mentioned above, Chivor may not distribute dividends nor pay any amounts to affiliates; however, some specific exceptions apply.

c)     Contingencies and Covenants related to Eléctrica Santiago

  (c.1)    Gas Supply

        Based on Argentine decrees 265/2004 and 27/2004 of the Secretary of Energy and Under-Secretary of Fuels, which restrict gas exports, the gas suppliers for Central Nueva Renca declared "force majeure". These resolutions could result in a series of reductions in the supply of gas of approximately 5% in 2004. Eléctrica Santiago has rejected the suppliers' declaration of force majeure, alleging that the producers are involved in the restrictions imposed by the aforementioned decrees.

  (c.2)    Deferred Customs Duties

        Eléctrica Santiago has recorded an offset to its customs duties payable of approximately 11% of the capital and interest related to deferred customs duties that originated from importing capital goods related to the construction of the Nueva Renca Plant, based on the provisions set forth in Law No. 18,634 that empowers the National Customs Service to credit the duties owed if the production associated with such goods is being exported. As of March 31, 2003 and 2004, current obligations for deferred customs duties net of such benefit indicated in Law No. 18,634 amounted to ThCh$271,956 (ThUS$441) and ThCh$1,331,223 (ThUS$2,160), respectively.

  (c.3)    CSEC and Eléctrica Santiago

1)
Under Resolution No. 737 dated April 26, 2000, the CSEC charged Eléctrica Santiago a fine equivalent to 200 UTA (ThCh$ 70,805) for alleged incompliance with its duty to preserve safety and continuity of service as a result of the system blackout that affected the SIC on July 14, 1999.

On May 5, 2000, Eléctrica Santiago filed a motion for reconsideration to the CSEC, arguing that such fine was illegal. The CSEC has not issued a resolution regarding the motion for reconsideration yet.

In virtue of the aforementioned, the payment of the fine has been temporarily suspended.

2)
On January 12, 2000, the CSEC fined Eléctrica Santiago, alleging that it had not effectuated the applicable discounts that resulted from energy deficits during the periods in which Rationing Decree No. 287 was effective.

On January 28, 2000, Eléctrica Santiago, responded to the charges formulated by the CSEC, but no reply has been received to date.

In the event that Eléctrica Santiago's response is rejected, it could be sanctioned with a fine to be paid to the government, which could be appealed through administrative process and/or presented to the Appeals Court of Santiago.

In the Company's opinion, the charges presented by the CSEC against Eléctrica Santiago are inadmissible.

3)
On December 6, 2002 the CSEC brought charges against Eléctrica Santiago, alleging infractions in electric coordination as a result of the system blackout which occurred in the SIC on September 23, 2002. On January 24, 2003 responses were filed with the CSEC regarding this issue. On August 20, 2003, the CSEC fined all CDEC-SIC members as a result of this blackout alleging responsibility based on their status as CDEC-SIC members. The company was fined UTA 1,000 (ThCh$354,024). Eléctrica Santiago as well as AES Gener filed motions for reconsideration before the CSEC on August 29, 2003, which were rejected on June 21, 2004. On June 26, 2004, AES Gener and Eléctrica Santiago filed an appeal before the Santiago Court of Appeals, depositing in favor of the court 25% of the fine applied by the CSEC.

4)
On February 26, 2003 the CSEC fined Eléctrica Santiago, alleging infractions in electric coordination as a result of the system blackout which occurred in the SIC on January 13, 2003. ESSA opportunely rejected the charges. On April 27, 2004, the CSEC fined all CDEC-SIC members as a result of the blackout, alleging responsibility based on their status as CDEC members. Eléctrica Santiago was fined with 560 UTA (ThCh$199,046). Eléctrica Santiago appealed the fine before the CSEC on May 7, 2004.

5)
On April 14, 2004 the CSEC brought charges against Eléctrica Santiago and the other CDEC-SIC members due to the blackout which occurred on November 7, 2003. The CSEC alleged the following: a) infractions in electric coordination affecting the preservation of continuity of the service and; b) infractions in the obligation to respond information requirements established by the CSEC. Eléctrica Santiago presented an appeal to these charges in May 2004.

        In our opinion the charges established by the CSEC are invalid, nevertheless, we cannot project the outcome of the proceedings.

  (c.4)    Other Contingences

        In October 2003, General Electric invoiced Eléctrica Santiago related to costs associated with the repair of the Nueva Renca Plant gas turbine related to an outage that affected the plant in December 1999. Eléctrica Santiago objected to the invoice and requested review of the invoice.

        In December 2003, the company recorded a provision related to this contingency amounting to ThCh$ 924,615 (ThUS$ 1,500). In March 2004, Eléctrica Santiago and General Electric reached an agreement regarding the final amount, which was paid by Eléctrica Santiago. This amount will be partially paid by Eléctrica Santiago's insurance company and the ThUS$ 616,410 (ThCh$ 1,000) remaining will be paid by Eléctrica Santiago.

  (c.5)    Guarantees Granted

1)
Eléctrica Santiago has gas transportation agreements in place with Transportadora de Gas del Norte S.A., GasAndes Argentina and GasAndes Chile, which contemplate two guarantees:

a)
a basic guarantee to ensure compliance with all of the company's obligations for an amount equal to one year of firm natural gas transportation service; and

b)
in the case that the guarantee in a) is not complied with, Eléctrica Santiago would be required to deposit funds as an additional guarantee to ensure compliance with the commitment to invest in a project that uses natural gas. To the extent that Eléctrica Santiago maintains its investment grade rating, as defined in the contract, no additional guarantee is required.

2)
Natural gas purchase agreement: The natural gas purchase agreement with AES Gener, which is due on December 31, 2013, includes a monthly minimum gas purchase for an average of 75% of the total amount purchased. The contract also establishes a period of 36 months from the date the transaction is made, for the recovery of the gas paid for but not consumed. As of March 31, 2004 these payments amounted to ThCh$2,342,358 (ThUS$3,800). The minimum annual payments committed are ThCh$14,793,840 (ThUS$24,000).

  (c.6)    Financial Covenants

        Eléctrica Santiago must quarterly meet the following financial covenants established in its bond indenture, registered in the Securities Registry under number 214, calculated based on its stand-alone financial statements:

  •
  unpledged assets must equal at least 125% of unsecured liabilities;

  •
  the ratio of debt to equity may not exceed 1.75 to 1.00;

  •
  a minimum equity level of UF 2 million (approximately US$53.5 million) must be maintained; and

  •
  "Essential Assets" which represent more than 40% of total assets that may not be sold, without the previous authorization of the bondholders.

        As of March 31, 2004, Eléctrica Santiago was in compliance with the covenants set forth above.

d)    Contingencies and Covenants related to Energía Verde

  d.1    Sawdust Pile Agreement

        The mutual supply agreement executed with Forestal Copihue S.A. on June 1994 establishes care and protection obligations for the sawdust pile to be used at the Constitución Plant by Energía Verde. This commitment is evidenced through insurance policies and the on-site supervision of Energía Verde personnel.

        Additionally, it establishes that the sawdust pile is to be the property of Forestal Copihue S.A. and it is only deposited in favor of Energía Verde, and as such the sawdust pile is not an Energía Verde asset. No provision has been recorded for the ultimate restoration of this property as such cost has been determined not to be material.

  d.2    Deferred Customs Duties

        As of March 31, 2004 a current liability exists related to deferred customs duties totaling ThCh$154,135 (ThCh$224,631 in 2003), which originated from importing capital goods for the construction of the thermoelectric power plants in Constitución, Laja, Nacimiento and San Francisco de Mostazal. This liability will be maintained until it is offset by credits granted for production exports resulting from the use of the imported capital goods, in accordance with Law No 18,634.

  d.3    Bank Loan

        As of March 31, 2004, Energía Verde has a syndicated loan with Banco de Crédito e Inversions and Scotiabank. The power plants located in Laja, Constitución and San Francisco de Mostazal were pledged as collateral for such loan. Additionally, in accordance with the financial restrictions established in the credit agreement, Energía Verde maintains a deposit of ThCh$329,575 (ThCh$0 to the year 2003) as an additional guarantee for Banco de Crédito e Inversiones and Scotiabank.

  d.4    Third-Party Guarantees

        As of March 31, 2004, AES Gener has a pledge for its shares in Energía Verde granted in order to guarantee the syndicated loan with Banco Crédito e Inversiones and Scotiabank.

  d.5    Guarantees Granted

        Energía Verde pledged in favor of Banco de Crédito e Inversiones and Scotiabank its assets, including boilers, turbines, generators, conveyor belts, cooling water towers, water treatment systems, fans, electric and control systems located in the following plants: (i) Planta Termoeléctrica Constitución, VII Region, (ii) Planta Termoeléctrica Laja, located in Camino a Laja

Km. 1.5, in Cabrero, VIII Region, (iii) Planta Térmica San Francisco de Mostazal, located in Longitudinal Sur Km. 63, San Francisco de Mostazal, VI Region.

e)    Contingencies and Covenants related to Norgener

  e.1    Deferred Customs Duties

        As of March 31, 2004, there is a current liability for deferred customs duties of ThCh$142,876 (ThCh$1,986,957 in 2003). This liability will be maintained until it is offset by credits granted for production exports from the use of the imported capital goods.

  e.2    Mitsubishi Credit—Banco de Chile

        In order to guarantee 50% of the financing of the construction of the Tocopilla thermoelectric plant, Norgener provided Mitsubishi with a stand-by letter of credit issued by Banco de Chile for up to ThCh$30,820,500 (US$50 million). In order to guarantee the amount of the stand-by letter of credit, Norgener pledged Unit 2 in favor of Banco de Chile. The value of the guarantee as of March 31, 2004 is ThCh$10,848,816 (ThUS$17,600).

  e.3    Financial Restrictions

        Norgener must meet the following financial covenants established in the agreement, calculated based on its stand-alone financial statements:

  •
  Minimum ratio of current assets to current liabilities of 1.0

  •
  Minimum interest expense coverage ratio of 2.0.

  •
  Maximum ratio of total liabilities less equity to tangible net worth of 1.3

        As of March 31, 2004, Norgener was in compliance with the covenants set forth above.

f)     Other

        As a result of restrictions imposed by the CDEC-SING in order to ensure reliability of supply, the dispatch of the TermoAndes combined cycle plant is limited to a fraction of its generation capacity. In the future, the eventual release of this restrictions will allow a higher dispatch of the plant, although it could still be limited by an excess supply of energy in northern Chile. On March 26, 2004, the Argentine Secretary of Energy published Resolution No.256/04 which imposed limitations and restrictions on natural exports, as well as exports of energy generated with such gas, in order to prevent a shortage of natural gas in the domestic market. The Under-Secretary of Fuels complemented this ruling with Resolution 27/04 dated March 31, 2004 and Notes SSC 617/04 and 618/04 that have affected TermoAndes directly since April 1, 2004, when its supply was reduced to only that portion provided by YPF S.A, all of which has obligated TermoAndes to reduce its generation. As a result, TermoAndes, InterAndes and AES Gener's transmission facilities in northern Chile, all of which are related to energy imports from Argentina, have been negatively affected.

        With regard to investments in Colombia, principally Chivor, these investments have been affected by regulatory changes which have reduced their revenues, as well as limitations on electricity prices and low growth in electricity demand.

5)    CHANGE IN THE MONETARY REGIME AND DEVALUATION OF THE ARGENTINEAN PESO

        Argentina is currently facing a difficult economic situation, with a high level of external indebtedness, a financial system in crisis, and an economic recession that has lasted for four years. This situation has led to a significant reduction in the demand for products and services and an increase in the unemployment level. Moreover, the Argentinean government's capabilities to meet its obligations and its potential for bank loans have been affected by these circumstances.

        To address this crisis in early December 2001, the national authorities implemented several monetary and exchange control measures that included restrictions on the free availability of the funds deposited in banks and restrictions on transferring money abroad. Starting in January 2002, the Argentinean government issued laws, decrees and regulations that implemented a significant change in the economic model in place at the time. Since the approval of the Exchange Act, under which power was granted to the executive branch to approve additional monetary, financial and exchange measures, diverse regulations have been enacted to attempt to overcome the economic crisis. The principal consequences of such measures and the social and economic impact of such are summarized as follows:

a.
Implementation of exchange rate flotation, which led to a significant devaluation during the first part of 2002; the "pesification" of certain current assets and liabilities maintained in foreign currency and the consequential domestic price increases.

b.
Pesification of certain private agreements entered into on January 6, 2002 at an exchange rate of Arg$1.00 per US$1.00 and subsequent adjustment by the CER published by the Central Bank of Argentina.

c.
Declaration of invalidity of contract adjustments in US dollars or other foreign currencies and other indexation mechanisms, including contracts with the government. Prices and tariffs in effect were converted at one Argentine peso to one US dollar and the government was also authorized to renegotiate US dollar-denominated contracts.

d.
Restrictions on the free availability of funds deposited in financial institutions.

e.
Suspension of the termination of labor agreements without justification and a penalty equal to two times the amount of the normal level of severance pay established pursuant to labor legislation, if labor agreements are terminated.

        Additionally, the Secretary of Energy implemented three resolutions, which modified the Mercado Eléctrico Mayorista or Electric Wholesale Market's (MEM) operating conditions. These Resolutions are: (a) Resolution SE 2/02—pesified the obligations denominated in foreign currency set forth in the Procedures for Programming, Load Dispatch, and Price Calculation; (b) Resolution SE240/03—established a ceiling for the spot market price; and (c) Resolution SE 406/03, modified the collection conditions related to electric energy supply. Notwithstanding, given that Central Salta is not connected to the MEM, these measures do not affect TermoAndes.

        The evolution of Argentina's economic crisis may require the government to modify some measures or to issue additional regulations.

NOTE 30. COLLATERALS FROM THIRD PARTIES

Creditor guarantees

        As of March 31, 2003 and 2004, the Company has creditor guarantees for a total of ThCh$29,938,258 and ThCh$303,847, respectively.

        The most significant creditor guarantees effective at the end of each period are:

March 31, 2003

  •
  General Electric; to provide availability and reliability to Eléctrica Santiago's Nueva Renca plant for ThCh$25,604,600.

  •
  General Electric; to comply with the contract between SIGEN and Eléctrica Santiago for ThCh$3,657,800.

March 31, 2004

  •
  Operation contract of coal yard for ThCh$123,282.

  •
  Transfer of gas turbine from mining company El Indio for ThCh$84,104.

NOTE 31. FOREIGN AND LOCAL CURRENCY

        A summary of the assets and liabilities in foreign currency is as follows:

ASSETS

		As of March 31,
Item	Currency	2003 ThCh$	2004 ThCh$
Current Assets
Cash	$ non-readjustable	180,100	173,095
	U.F.	—	—
	Dollar	1,985,124	94,432
	Other Currency	1,122,292	1,099,964
Time deposits	$ non-readjustable	—	—
	U.F.	—	—
	Dollar	31,981,638	28,938,973
	Other Currency	—	—
Marketable securities	$ non-readjustable	6,371,626	9,720,253
	U.F.	—	—
	Dollar	4,576	7,816,421
	Other Currency	237,716	12,818
Trade Accounts receivable	$ non-readjustable	29,459,388	28,366,108
	U.F.	—	—
	Dollar	3,359,713	220,584
	Other Currency	—	3,609,200
Miscellaneous receivables	$ non-readjustable	2,768,626	1,440,252
	U.F.	27,768	30,263
	Dollar	316,052	1,699,461
	Other Currency	—	1,157,128

Accounts and notes receivable from related companies	$ non-readjustable	21,941,286	33,753
	U.F.	3,896,481	—
	Dollar	204,590,068	3,654,770
	Other Currency	746	—
Inventories	$ non-readjustable	5,973,291	3,808,580
	U.F.	—	—
	Dollar	13,465,531	6,020,445
	Other Currency	766,371	188,386
Recoverable taxes	$ non-readjustable	160,734	233,482
	U.F.	—	—
	Dollar	6,403	6,403
	Other Currency	5,377,214	1,582,851
Deferred taxes	$ non-readjustable	651,715	579,406
	U.F.	—	—
	Dollar	—	—
	Other Currency	—	—
Prepayments	$ non-readjustable	119,520	167,900
	U.F.	—	3,984
	Dollar	3,881,249	1,128,395
	Other Currency	1,111,041	—
Other current assets	$ non-readjustable	4,406,715	46,623,153
	U.F.	—	1,316,000
	Dollar	10,917,175	142,605,724
	Other Currency	548,450	—

Total Current Assets		355,628,609	292,332,184

		As of March 31,
Item	Currency	2003 ThCh$	2004 ThCh$
Fixed Assets
Land	$ non-readjustable	6,079,222	6,999,988
	U.F.	—	—
	Dollar	2,415,963	2,035,682
	Other Currency	—	—
Construction and Infrastructure	$ non-readjustable	373,049,956	363,577,715
	U.F.	—	—
	Dollar	446,410,194	373,765,024
	Other Currency	—	—
Machinery and equipment	$ non-readjustable	734,472,014	714,332,512
	U.F.	—	—
	Dollar	278,506,841	223,158,388
	Other Currency	104,179	—
Other fixed assets	$ non-readjustable	8,376,900	5,195,022
	U.F.	54,342	—
	Dollar	3,091,150	2,604,593
	Other Currency	—	718,256
Technical revaluation	$ non-readjustable	42,004,647	37,110,807
	U.F.	—	—
	Dollar	—	—
	Other Currency	—	—
Depreciation	$ non-readjustable	(472,885,479)	(457,273,979)
	U.F.	(36,228)	—
	Dollar	(78,597,507)	(81,592,579)
	Other Currency	—	—

Total Fixed Assets		1,343,046,194	1,190,631,429

		As of March 31,
Item	Currency	2003 ThCh$	2004 ThCh$
Other non-current assets
Investment in related companies	$ non-readjustable	32,743,316	46,055,355
	U.F.	—	—
	Dollars	89,941,188	73,541,879
	Other Currency	238	—
Goodwill	$ non-readjustable	3,722,289	3,325,590
	U.F.	—	—
	Dollar	5,461,586	4,825,578
	Other Currency	—	—
Long-term receivables	$ non-readjustable	27,254	6,357
	U.F.	—	—
	Dollar	8,156,357	616
	Other Currency	—	7,941,988
Accounts receivable to related companies	$ non-readjustable	—	—
	U.F.	—	—
	Dollar	4,794,968	3,164,295
	Other Currency	—	—
Intangibles	$ non-readjustable	5,844,150	5,901,264
	U.F.	—	—
	Dollar	—	—
	Other Currency	—	—
Accumulated amortization of intangibles	$ non-readjustable	(4,114,775)	(4,346,930)
	U.F.	—	—
	Dollar	—	—
	Other Currency	—	—
Others	$ non-readjustable	10,642,192	6,046,788
	U.F.	—	—
	Dollar	32,442,162	38,679,714
	Other Currency	21,180,133	14,787,579

Total other non-current assets		210,841,058	199,930,073

SHORT-TERM LIABILITIES

		Up to 90 days				90 days to 1 year
		31-03-03		31-03-04		31-03-03		31-03-04
Item	Currency	Amount ThCh$	Annual average interest rate %	Amount ThCh$	Annual average interest rate %	Amount ThCh$	Annual average interest rate %	Amount ThCh$	Annual average interest rate %
Short-term bank liabilities	Pesos	45	—	—	—	—	—	—
	U.F.	—	—	—	—	—	—	—
	Dollar	—	—	773,102		9,701,319	—	1,232,820	3.10%
	Other currencies	—	—	—	—		—	—	—
Short-term portion of long-term liabilities	Pesos	—	—	—	—		—	—	—
	U.F.	2,908	—	—		17,853	—	—	—
	Dollar	2,112,509	—	1,186,347		6,292,509	—	511,861	11.30%
	Other currencies	4,135,836	—	—		519,741	—	—	—
Short-term portion of long-term bank liabilities	Pesos	—	—	—	—		—	—	—
	U.F.	—	—	—	—		—	—	—
	Dollar	47,886	—	—	—		—	11,711,790	4.73%
	Other currencies	15,601,620	—	—	—		—	—	—
Bonds payable	Pesos	—	—	—	—		—	—	—
	U.F.	—	—	620,327	—		—	—	—
	Dollar	2,140,822	—	1,282,321		3,675,911	—	219,812,040	6.81%
	Other currencies	—	—	—		28,316,338	—	—	—
Dividends payable	Pesos	136,898	—	118,008	—		—	—	—
	U.F.	—	—	—	—		—	—	—
	Dollar	404	—	267	—		—	—	—
	Other currencies	—	—	—	—		—	—	—
Accounts payable	Pesos	16,539,293	—	18,934,851		7,343,083	—	366,182	—
	U.F.	—	—	—	—		—	—	—
	Dollar	10,543,043	—	16,791,754		3,532,853	—	3,405,562	—
	Other currencies	771,254	—	655	—		—	—	—
Misc. accounts receivable	Pesos	400	—	169,336	—		—	—	—
	U.F.	—	—	—	—		—	—	—
	Dollar	588	—	—	—		—	—	—
	Other currencies	—	—	—	—		—	—	—
Accounts and notes payable to Related Companies	Pesos	815,08	—	162,307	—		—	512,898	—
	U.F.	—	—	—	—		—	—	—
	Dollar	394,599	—	419,349	—		—	—	—
	Other currencies	—	—	—		—	—	—
Provisions	Pesos	162,296	—	139,902		4,510,161	—	6,463,183	—
	U.F.	—	—	—	—		—	9	—
	Dollar	—	—	947,026	—		—	9,776,006	5.63%
	Other currencies	656,939	—	7,323		704,821	—	173,235	—
Withholding taxes	Pesos	291,451	—	214,233	—		—	—	—
	U.F.	—	—	—	—		—	—	—
	Dollar	1,103,269	—	387,513	—		—	840,562	—
	Other currencies	54,293	—	11,171	—		—	—	—
Income taxes	Pesos	1,214,063	—	34,757	—		—	—	—
	U.F.	—	—	—	—		—	—	—
	Dollar	—	—	—	—		—	—	—
	Other currencies	—	—	—	—		—	—	—
Unearned income	Pesos	—	—	—	—		—	—	—
	U.F.	—	—	—	—		—	—	—
	Dollar	—	—	—	—		—	—	—
	Other currencies	355,405	—	18,829	—		—	—	—

Total		57,080,901		42,219,378		64,614,589		254,806,139

Long-term liabilities present period 31/03/2004

		1-3 Years		3-5 Years		5-10 Years		More Than 10 Years
Item	Currency	Amount ThCh$	Interest rate %	Amount ThCh$	Interest rate %	Amount ThCh$	Interest rate %	Amount ThCh$	Interest rate %
Bank Liabilities	Pesos	—	—	—	—	—	—	—	—
	U.F.	—	—	—	—	—	—	—	—
	Dollar	176,046,684	3.10%	—	—	—	—	—	—
	Other currencies	—	—	—	—	—	—	—	—
Bonds	Pesos	—	—	—	—	—	—	—	—
	U.F.	237,476	7.50%	383,616	7.50%	1,598,398	7.50%	16,047,920	7.50%
	Dollar	122,676,505	7.08%	14,177,430	8.00%	246,564,000	7.50%	—	—
	Other currencies	—	—	—	—	—	—	—	—
Long-Term Notes Payable	Pesos	—	—	—	—	—	—	—	—
	U.F.	—	—	—	—	—	—	—	—
	Dollar	641,037	6.50%	—	—	—	—	—	—
	Other currencies	—	—	—	—	—	—	—	—
Provisions	Pesos	—	—	5,775,980	—	106,380	—	41,861	—
	U.F.	—	—	—	—	—	—	—	—
	Dollar	7,458	—	111,881	—	2,724,878	—	—	—
	Other currencies	1,451,983	—	—	—	—	—	—	—
Deferred Taxes	Pesos	—	—	16,186,697	—	—	—	—	—
	U.F.	—	—	—	—	—	—	—	—
	Dollar	—	—	—	—	—	—	—	—
	Other currencies	—	—	193,953	—	—	—	—	—
Other Long-Term Liabilities	Pesos	—	—	—	—	—	—	—	—
	U.F.	—	—	—	—	—	—	—	—
	Dollar	15,530,588	11.10%	—	—	—	—	—	—
	Other currencies	—	—	—	—	—	—	—	—

Total		31,659,731		36,829,557		250,993,656		16,089,781

Long-term liabilities prior period 31/03/2003

		1-3 Years		3-5 Years		5-10 Years		More than 10 Years
Item	Currency	Amount ThCh$	Interest rate %	Amount ThCh$	Interest rate %	Amount ThCh$	Interest rate %	Amount ThCh$	Interest rate %
Bank Liabilities	Pesos	—	—	—	—	—	—	—	—
	U.F.	—	—	—	—	—	—	—	—
	Dollar	231,951,154	3.29%	9,157,435	3.29%	—	—	—	—
	Other currencies	—	—	—	—	—	—	—	—
Bonds	Pesos	—	—	—	—	—	—	—	—
	U.F.	410,107	0.00%	455,675	7.50%	1,777,131	7.50%	15,584,076	7.50%
	Dollar	613,172,843	6.81%	47,803,236	8.00%	—	—	—	—
	Other currencies	—	—	—	—	—	—	—	—
Long-Term Payable Notes	Pesos	—	—	—	—	—	—	—	—
	U.F.	—	—	—	—	—	—	—	—
	Dollar	3,865,598	0.00%	—	—	—	—	—	—
	Other currencies	—	—	—	—	—	—	—	—
Provisions	Pesos	—	—	—	—	—	—	33,628	10.00%
	U.F.	—	—	—	—	—	—	—	—
	Dollar	3,506,156	0.00%	18,565,000	0.00%	69,365	8.00%	—	—
	Other currencies	557,872	0.00%	—	—	—	—	—	—
Deferred Taxes	Pesos	1,279,775	0.00%	10,555,430	0.00%	—	—	4,409,433	0.00%
	U.F.	—	—	—	—	—	—	—
	Dollar	—	—	—	—	—	—	—
	Other currencies	679,542	0.00%	—	—	—	—	—	—
Other Long-Term Liabilities	Pesos	3,700,000	10.22%	—	—	—	—	—	—
	U.F.	—	—	—	—	—	—	—	—
	Dollar	22,633,999	10.22%	—	—	—	—	—	—
	Other currencies	—	—	—	—	—	—	—	—

Total		881,757,046		86,536,776		1,846,496		20,027,137

NOTE 32. PENALITIES

        No penalties or sanctions have been applied, by the SVS or any other administrative authority or agency, to the Company during 2004 and 2003.

NOTE 33. SUBSEQUENT EVENTS

1.
On April 2, 2004, AES Gener conducted a voluntary offer for the redemption of its Series M convertible bonds in the US. Holders for an amount of ThCh$34,313,755, equivalent to approximately 75.35% of the total amount issued, accepted the redemption offer. The offer for the redemption of the convertible bonds sold in the US is part of the restructuring plan of AES Gener's liabilities.

2.
The Board of Directors, in Ordinary Meeting held on April 14, 2004, agreed to accept the resignation of Eric Luckau from the position of Regular Board Member of the company, and assigned Mr. Pablo Santa Maria, who was acting as Deputy Board Member for Mr. Luckau, in this position, Mr. Eduardo Bernini was assigned as Deputy Board Member.

3.
On April 16, 2004, the process of financial restructuring of the Argentinean branches TermoAndes and InterAndes concluded successfully, according to the conditions disclosed in Note 29.3 ii).

4.
On April 22, 2004, an article was published in the "El Mercurio" newspaper in Chile relating to the early redemption of bonds convertible into shares, Series L, Subseries La-1, La-2, La-3,

  La-4 and La-5, registered in the Registro de Valores with number 208. An amended notice was published on April 23, 2004.

5.
Given the results of the process of voluntary redemption of the convertible bonds (Series L and M) and the Yankee bonds, AES Gener paid for the redemption of these bonds the amounts indicated as follows:

— Convertible Bonds Series L	:	ThCh$101,949,966
— Convertible Bonds Series M	:	ThCh$ 36,178,709
— Yankee Bonds	:	ThCh$ 90,179,848

The amounts indicated above, include capital, non-conversion premium and corresponding interest.

6.
On May 3, 2004, the registration of 800,000,000 shares in the Registro de Valores was requested at a price of $87,20 each, as agreed in the General Extraordinary Shareholders' Meeting held on March 10, 2004 as well as at the Board Meeting held on April 20, 2004.

7.
On May 6, 2004, Cachagua announced its intention to eventually carry out a second offer, in the international market, of a percentage of AES Gener's shares, as was discussed in the General Extraordinary Shareholders' Meeting held on April 30, 2004. AES Gener approved offering all the necessary assistance for the completion of this second offer of shares, authorized management to cooperate in its preparation and execution, and particularly with: i) providing access to financial and legal information required, as well as authorizing its disclosure for the preparation of informative brochures to be distributed among potential investors; ii) collaborating in the preparation of such informative brochures; iii) authorizing executives of the company to participate in presentations to potential investors; iv) subscribing contracts or necessary documentation for the completion of the offer; v) registering the company and its ADR's in the SEC, as well as in at least one of the stock exchange markets in the US and; vi) providing any assistance that might be reasonably necessary to achieve the completion of the offer.

Finally, Cachaqua informed the Company that such secondary offer of shares would not imply any costs to AES Gener.

8.
Additionally, on May 5, 2004, Eléctrica Santiago received a notice from Mobil Exploration Development in which the Secretary of Energy of the Republic of Argentina ordered it to reduce its gas exports to Chile. As a consequence, the supply of gas to central Nueva Renca will be reduced by approximately 40%.

Consistent with Resolution No 265/2004 of the Secretary of Energy and Disposition No 27/2004 of the Argentine UnderSecretary of Fuels, Argentina is applying a "Rationing Program of Natural Gas Exports and Use of Transportation Capacity". This program includes a rationing plan for transportation services linked to exports, as well as volumes of gas exported in order to supply the Argentinean domestic market.

Eléctrica Santiago is adopting the necessary measures in order to face this contingency, by either purchasing energy in the spot market or, eventually, by using alternative fuels.

9.
In 1997, Energía Verde began construction of a steam boiler plant in Nacimiento, a town located in the VIII Region of Chile. The principal business of this plant is to provide steam energy to CMP Celulosa S.A. ("CMPC"), which supplies biomass fuel to the plant.

The Purchase Power Agreement between Energía Verde and CMPC was executed in 1997 for a period of 20 years, and it included a purchase option to acquire the plant after at least two years of operation. In order to execute the purchase option CMPC must notify Energía Verde

  90 days prior to the purchase date. On May 5, 2004, CMPC notified Energía Verde that it will exercise the purchase option of the plant according to the contract terms. The price of the purchase transaction amounted to US$16,550,000, and the payment will be received in September 2004. As of June 30, 2004 the carrying value of the plant amounted to ThUS$9,047.

10.
On July 13, 2004, AES Gener and Eléctrica Santiago presented a demand for arbitration at the ICC against the Sierra Chata Consortium of gas suppliers composed of Petrolera Santa Fe S.A., Mobil Exploration & Development Argentina Inc., Atalaya Energy SRL, Canadian Hunter Argentina SRL and Total Austral S.A. for breach of contract. AES Gener and Eléctrica Santiago are demanding that the members the Sierra Chata Consortium be required to comply with the obligations contained in the natural gas purchase and sale agreement, between AES Gener and its affiliates and the Sierra Chata Consortium, dated October 23, 1996 and the related amendments dated December 7, 1999 (see Note 29.4)(a.6)). AES Gener and Eléctrica Santiago are requesting that the arbitration tribunal, which will be constituted under ICC rules, order the Sierra Chata Consortium to deliver 1,740 million cubic meters per day of natural gas as required under the agreement. The producers have alleged force majeure. In addition, AES Gener and Eléctrica Santiago are demanding that the Sierra Chata Consortium be required to comply with the deliver or pay clause in the sales agreement which states that consortium must supply replacement gas to AES Gener if the consortium fails to satisfy its contractual obligation to deliver the daily contracted amount. The Company is seeking compensation of the direct damages as a consequence of the breaches described above. As of the date of the ICC filing, the Company estimated that the contractual damages totaled US$7,313,722. The Company is also seeking compensation for future damages as provided under Argentine law. The ICC has not issued a resolution and is currently in the process of providing notice of the claim to the counterparty.

11.
On July 21, 2004, the Corporación Dominicana de Empresas Eléctricas Estatales (CDEEE), the Dominican Corporation of State-Owned Electric Companies, which is the government entity that currently owns 50% of Itabo, filed two suits with a court in Santo Domingo against Itabo and its President. In the first suit, CDEEE requests a rendering of accountability for the accounts of Itabo by Itabo and its President, specifically with regard to all transactions between Itabo and its related parties. In the second suit, CDEEE requests that the court order Itabo to deliver its accounting books and records for the period from September 1999 to July 1, 2004 to CDEEE, and that an independent expert audit such accounting records and present a report to CDEEE and the court. In the same suit CDEEE also requests that Itabo pay a fine of approximately US$4,361. CDEEE additionally requests that if Itabo refuses to provide a rendering of accounts as requested, the court order the garnishment of the personal and real estate properties of Itabo and its President. The Company is evaluating the suit and our legal recourse. The contracts under which the plaintiff bases these suits contain arbitration clauses that require all claims to be presented to the ICC in New York and are governed by New York law

12.
On April 19, 2004, the Ministerio de Planificación Federal, Inversión Pública y Servicios or the Argentine Federal Planning and Public Investment and Services Commission, approved Rule 185/2004 in order to regulate the implementation and functioning of fiduciary funds to be utilized to finance the required investments to expand and/or extend natural gas transportation and distribution systems utilized to serve the domestic market. Based on such regulations, future investments in the principal Argentine gas transportation and systems will be financed through the fiduciary funds and will be repaid in part through new transportation charges from both existing and new customers.

          As a result, Eléctrica Santiago and other transportation system customers may experience tariff increases in the future. On May 27, 2004, the Argentine government approved Decree 645/04 which included a new duty of 20% to be levied on certain export merchandise, including natural gas. Subsequently, Eléctrica Santiago's natural gas suppliers provided notice of their intention to incorporate such duties in the gas price. AES Gener and Eléctrica Santiago rejected the letters and denied the application of the export duty in the gas price. If the Argentine export duty is deemed to be applicable to Eléctrica Santiago's gas supply imports, it would increase the plant's fuel cost by approximately US$2.5 million in 2004.

          As a result of the government's application of Rule 27/04, Eléctrica Santiago's natural gas suppliers received notices from the Argentine government to restrict exports of natural gas or to maintain export levels while supplying the domestic market with alternative fuels. The producers considered such notices an event of force majeure under the gas supply agreement, although this position was rejected by Eléctrica Santiago and AES Gener. These partial reductions in the supply of natural gas to Eléctrica Santiago in May and June 2004, impacted the company's ability to generate electricity, forcing it to reduce its output, as well as to generate with diesel oil as a substitute for natural gas, sharply increasing its cost of production. Thus, during this period, Eléctrica Santiago relied on the spot market to purchase a portion of the energy required to meet its contractual commitments. The impact of these gas curtailments led to an increase in the spot market price of electricity and increased the cost of spot purchases made by AES Gener and Eléctrica Santiago.

          On June 16, 2004, the Secretary of Energy revoked the previously imposed producer export restrictions affecting Eléctrica Santiago, temporarily restoring the company's contracted natural gas volumes and consequently returning its generation to normal levels. On June 17, 2004, the Secretary of Energy issued Resolution 659/04 which approved the "Complementary Supply Program for the Domestic Natural Gas Market" and replaced Rule 27/04.

          Resolution 659/04 established a new methodology for determining natural gas sales into the domestic market based on each producer's level of committed supply to Argentine consumers. This resolution was first applied on July 8, 2004 when Eléctrica Santiago's gas suppliers decided to suspend exports in order to inject additional supplies to meet domestic demand. As a result, Eléctrica Santiago's gas supply has been reduced since such date by amounts varying between 0% and 60%. On July 13, 2004, AES Gener and Eléctrica Santiago presented a demand for arbitration at the ICC against our natural gas suppliers, the Sierra Chata Consortium, claiming breach of contract and compensation for supply curtailments.

13.
In connection with our recent debt restructuring plan, on June 19, 2004, we completed our capital increase represented by a total of 714,084,243 shares of common stock totaling Ch$62,268 million (the equivalent of U.S. $98.0 million at the time the capital increase transactions occurred). Pursuant to the capital increase, Inversiones Cachagua Limitada, a 99.9% indirectly owned subsidiary of The AES Corporation, subscribed to 713,000,000 shares of our common stock on May 20, 2004, increasing its ownership from 98.65% to 98.79% of our total capital through Cachagua. The proceeds of the capital increase were used in part to fund a portion of the cash tender offers and note redemptions described above.

NOTE 34. ENVIRONMENTAL COSTS

        In connection with the environment, the Company incurred in the following costs during the period ending March 31, 2003 and 2004:

	For the period ended March 31,
	2003 ThCh$	2004 ThCh$
Air quality measurement station	9,073	5,519
Noise measurement	1,613	4,725
ISO 14001	2,753	6,679
Ashes	10,899	17,761
Gas exhaust measurement	13,644	7,636
Maritime evaluation	860	6,226
Electrostatic Precipitators	471	4,504
Waste water System	1,027	967
Road improvements	—	—
Other	1,502	718

Total	41,842	54,735

        Eléctrica Santiago estimates environmental expenses of ThCh$60,000, during the next few years, in order to comply with the environmental standards established in the environmental resolution, which approved the Renca plant expansion project, and to continue with the ISO 14001 system of environmental management.

NOTE 35. TIME DEPOSITS

        The detail of time deposits is as follows:

		As of March 31,
	Average interest rate %	2003 ThCh$	2004 ThCh$
Royal Bank of Canada	1.03	—	16,956,364
Bank Boston N.A.	1.35	—	124,220
Bank of America N.A.	1.05	—	758,801
Banco Crédito Inversiones	—	347,000	—
Banco Chile	1.95	9,186,224	3,320,960
JP Morgan	—	8,333,691	7,769,628
Banco Citibank	—	8,790,996	—
Banco BBVA	—	3,034,636	—
BBVA Banco Francés S.A.	—	—	—
Other Banks	—	2,289,091	—

Total		31,981,638	28,929,973

NOTE 36. CONDENSED FINANCIAL STATEMENTS OF NON-CONSOLIDATED COMPANIES

General Balance as of March 31,

	Oilgener Inc. (*)		Compañía de Carbones del Cesar Ltda.		Energen S.A.
	2003 ThCh$	2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$	2004 ThCh$
Assets
Current Assets	13,891	3,551	5,113	3,567	298	100
Fixed Assets	451	—	451	109,451	—	—
Other Assets	11,094	—	3,815,291	2,647,684	3,300	3,693

Total Assets	25,436	3,551	3,820,855	2,760,702	3,598	3,793

Liabilities and shareholder's equity
Current liabilities	—	—	—	8,009	12,405	11,044
Long-term liabilities	—	—	—	2,752,693	—	—
Total Liabilities	—	—	—	2,760,702	12,405	11,044
Shareholder's equity	4,590,870	7,815,790	3,820,854	—	399,495	402,885
Accumulated Results	—	(7,812,239)	—	—	(406,607)	(410,240)
Net income (Loss)	(4,565,434)	—	—	—	(1,695)	104
Total Shareholder's equity	25,436	3,551	3,820,854	—	(8,807)	(7,251)

Total liabilities and shareholder's equity	25,436	3,551	3,820,854	2,760,702	3,598	3,793

Income Statement As of March 31,

	Oilgener Inc. (*)		Compañía de Carbones del Cesar Ltda.		Energen S.A.
	2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$	2004 ThCh$	2003 ThCh$
Administration and sales expenses	—		—	—	(693)	(238)
Operating Income	—	—	—	—	(693)	(238)
Non-operating income
Non-operating expenses	(4,565,434)	—	—	—	—	465
Price-level restatement	—	—	—	—	(1,002)	(123)
Non-operating income	(4,565,434)	—	—	—	(1,002)	341
Net income before income taxes	(4,565,434)	—	—	—	(1,695)	104

Net income (loss)	(4,565,434)	—	—	—	(1,695)	104

(*)
Company in liquidation process.

NOTE 37. OPERATING REVENUES

        Operating revenue is generated primarily from the sale of electrical energy and capacity in domestic and foreign markets, and is detailed as follows:

	For the period ended March 31,
Customers	2003 ThCh$	2004 ThCh$
Sales to Chilectra S.A.	20,749,238	20,937,002
Sales to Chilquinta S.A.	8,013,091	9,779,333
Sales to Minera Escondida Ltda.	13,505,222	11,756,255
Sales to CDEC	7,247,239	7,562,146
Sales to Interconexión Eléctrica S.A. ISA (Colombia)	8,249,462	9,136,060
Sales to Colombian Customers	11,062,487	10,988,134
ACG Frequency Regulation Service	3,342,372	3,066,051
Sales to other customers	13,745,423	12,310,465
Sales of fuel, technical advice and others	8,593,718	5,611,887

Total	94,508,252	91,147,333

        The distribution of energy and capacity to customers in Chile is based on the contracts in force for the period and the sales prices are those established by the tariff regulation of the Ministry of Economy, Development and Reconstruction.

        In Chile, Argentina and Colombia, the contracts with unregulated customers are defined through negotiation with the counter parties. In addition, sales in the spot market are defined by the current market prices in the respective countries.

        Operating revenue includes energy, capacity, transmission and other services supplied and not billed amounting to ThCh$25,654,373 in 2004 and ThCh$23,433,795 in 2003. These amounts are included in trade accounts receivable at March 31, of each year.

        Sales of energy and capacity to other customers are related to Hidroeléctrica Guardia Vieja S.A., Compañía Minera Disputada, de Las Condes, Cemento Polpaico S.A. and others.

NOTE 38. OPERATIONAL COSTS AND EXPENSES

        These items are detailed as follows:

	For the period ended March 31,
	2003		2004
	ThCh$	%	ThCh$	%
Variable costs
Purchases of energy	19,820,921	32	12,585,345	21
Purchases of capacity	1,661,374	3	3,701,597	6
Use of Transmission system	2,828,755	5	3,609,322	6
Fuel consumption	8,867,593	14	15,997,348	26
Costs of fuel sales	6,616,641	11	2,547,031	4
Cost of technical consultants and others	1,340,279	1	1,419,433	2

Total variable costs	41,135,563	66	39,860,076	65

Fixed Cost:
Energy production	4,954,000	8	5,308,745	9
Depreciation	12,415,524	20	11,600,588	19

Total fixed costs	17,369,524	28	16,909,333	28

Total operating costs	58,505,087	93	56,769,409	93
Total administration and sales costs	4,274,798	7	4,201,632	7

Totals	62,779,885	100	60,971,041	100

        The detail of Administration and sales costs is as follows:

	For the period ended March 31,
	2003 ThCh$	%	2004 ThCh$	%
Salaries and employee benefits	1,106,668	25	1,359,792	32
External services	1,556,077	36	1,361,429	32
Insurance	782,359	19	490,078	12
System and Communication	242,398	6	192,215	5
Municipality taxes and others	506,713	12	660,960	16
Others	80,583	2	137,158	3

Totals	4,274,798	100	4,201,632	100

NOTE 39. CORRECTION OF AN ERROR

        As stated in the annual financial statements for the year ended December 31, 2003, which were included in our Annual Report on Form 20-F, as amended, an error was made in accounting for the accrual related to the deductible tax loss for years 2001 and 2002, which resulted in a higher tax loss carryforward for those years. The Company recognized this effect as an increase in retained earnings as of December 31, 2001 and 2002.

        To reflect the correction in the interim financial statements as of March 31, 2003, we have recognized an increase in deferred tax assets and retained earnings in the amount of ThCh$5,973,400.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of AES Gener S.A.:

        We have audited the accompanying consolidated balance sheets of AES Gener S.A. (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 2003 (all expressed in thousands of Chilean pesos). Our audits also included the financial statement schedules included in pages F-209 through F-217. These consolidated financial statements and financial statements schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (Unites States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Chile ("Chilean GAAP"). Also in our opinion, such financial statements schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

        As discussed in Note 35 a) to the consolidated financial statements, the consolidated balance sheet as of December 31, 2002 and the related consolidated statements of income and cash flows for each of the two years in the period ended December 31, 2002 included herein have been restated under Chilean GAAP.

        As discussed in Note 35 b) of the consolidated financial statements, the Company modified its financial statements in Chilean GAAP for the year ended December 31, 2003 for the omission of disclosure of certain derivative instruments (treasury lock agreements) and their reduction in value from January 1, 2004 to the report date.

        Chilean GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2003 and the determination of shareholders' equity and financial position at December 31, 2003 and 2002, to the extent summarized in Note 37.

        As discussed in Note 37 Ib) and a), respectively, to the consolidated financial statements, the reconciliation to US GAAP as of December 31, 2002 and for the two years then ended has been restated for the remeasurement effect relating to a change in the functional currency and as of December 31, 2003 and for the year then ended has been restated for the mark-to-market adjustment for certain derivative instruments.

        /s/ Deloitte & Touche, Sociedad de Auditores y Consultores, Limitada

        January 23, 2004, except for Notes 7, 24, 35, 36 and 37 I a and b), v), II a 1) b), f) and k), for which the date is March 12, 2004)

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003)

	As of December 31,
ASSETS	2002 ThCh$ (As restated) note 35	2003 ThCh$
Current Assets
Cash	4,562,737	3,413,411
Time deposits, including restricted cash of ThCh$3,117,426 in 2002, ThCh$4,411,604 in 2003 (Note 3)	22,763,614	10,131,263
Money market funds	5,056,585	4,789,841
Trade accounts receivable, net of allowance for doubtful accounts of ThCh$3,048,830 and ThCh$1,437,991, respectively (Note 13)	33,987,117	29,367,132
Miscellaneous accounts receivable	3,161,619	2,666,800
Accounts and notes receivable from related companies (Note 23)	2,564,043	177,716,242
Inventories (Note 4)	22,111,796	11,449,929
Recoverable taxes, net (Note 5)	4,555,959	776,008
Deferred taxes (Note 15)	733,123	1,218,440
Prepayments	6,729,461	2,373,731
Other current assets (Note 7)	16,811,181	47,507,952

Total current assets	123,037,235	291,410,749

Property, plant and equipment (Note 8)
Land	8,497,760	8,018,338
Construction and infrastructure	817,701,318	735,586,788
Machinery and equipment	1,014,217,966	959,752,893
Other property, plant and equipment	11,542,843	8,116,417
Technical revaluation	42,213,625	42,213,625
Accumulated depreciation	(540,841,642)	(569,432,257)

Net property, plant and equipment	1,353,331,870	1,184,255,804

Other non-current assets
Investments in related companies (Note 9)	122,551,825	117,336,935
Goodwill (Note 10)	9,394,718	8,307,248
Long-term accounts receivable (Note 13)	6,638,194	7,462,123
Long-term receivable from related companies (Note 23)	222,364,229	3,030,514
Intangibles (Note 11)	5,909,735	5,932,016
Accumulated amortization of intangibles (Note 11)	(4,123,833)	(4,319,893)
VAT account receivable	19,231,108	14,456,978
Other (Note 12)	44,842,473	29,173,269

Total other non-current assets	426,808,449	181,379,190

TOTAL ASSETS	1,903,177,554	1,657,045,743

The accompanying Notes 1 to 37 are an integral part of these consolidated financial statements.

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003)

	As of December 31,
LIABILITIES AND SHAREHOLDERS' EQUITY	2002 ThCh$ (As restated note 35)	2003 ThCh$
Current Liabilities
Short-term bank liabilities (Note 16)	12,391,617	4,217,444
Short-term portion of long-term bank liabilities (Note 16)	16,679,213	12,619,457
Bonds payable (Note 21)	41,490,179	31,795,165
Short-term portion of long-term liabilities, net (Note 18)	14,401,133	3,856,460
Dividends payable	148,679	113,715
Trade accounts and notes payable (Note 14)	40,192,847	38,115,648
Accounts and notes payable to related companies (Note 23)	1,325,954	1,203,087
Provisions (Note 19)	7,482,584	6,810,790
Withholding taxes	1,176,627	640,387
Income taxes	231,540	2,829,902
Unearned income	386,259	40,146

Total current liabilities	135,906,632	102,242,201

Long-Term Liabilities
Long-term bank liabilities (Note 17)	239,949,234	169,589,268
Bonds payable (Note 21)	679,781,328	523,072,628
Notes payable (Note 18)	2,495,447	617,522
Provisions (Note 19)	21,498,865	21,743,863
Deferred taxes (Note 15)	4,000,343	9,056,636
Other (Note 18)	27,870,917	15,038,508

Total long-term liabilities	975,596,134	739,118,425

Contingencies and Commitments (Note 25)
Minority Interest (Note 30)	6,897,036	7,081,233

Shareholders' Equity (Note 22)
Paid-in capital; 7,981,108,657 shares authorized as of December 31, 2002 and 2003 and 5,672,752,777 shares issued and outstanding as of December 31, 2002 and 2003, respectively; no par value	660,615,361	660,615,361
Share premium	29,535,351	29,535,351
Other reserves	51,035,492	53,509,290
Future dividends reserve	4,877,585	5,292,019
Retained earnings	3,138,513	5,973,400
Net income for the year	35,575,450	53,678,463

Total Shareholders' Equity	784,777,752	808,603,884

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,903,177,554	1,657,045,743

The accompanying Notes 1 to 37 are an integral part of these consolidated financial statements.

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003)

	For the year ended December 31,
	2001 ThCh$ (As restated note 35)	2002 ThCh$ (As restated note 35)	2003 ThCh$
Operating results:
Operating revenue (Note 27)	360,993,786	374,256,509	362,331,891
Operating expenses (Note 28)	(257,597,826)	(234,086,201)	(235,313,885)

Gross profit	103,395,960	140,170,308	127,018,006
Administration and sales costs (Note 28)	(30,323,940)	(21,120,596)	(17,064,745)

Operating Income	73,072,020	119,049,712	109,953,261

Non-operating results
Financial income (Note 29)	17,602,118	36,315,179	22,793,521
Equity share in net income of related companies (Note 29)	8,541,384	1,799,119	9,835,946
Other non-operating income (Note 29)	79,719,583	6,801,868	2,874,234
Equity share in net loss of related companies (Note 29)	(7,973,438)	(2,184,180)	(18,901)
Amortization of goodwill (Note 10)	(1,144,957)	(995,061)	(753,016)
Financial expense (Note 29)	(74,299,432)	(73,441,943)	(54,855,274)
Other non-operating expenses (Note 29)	(65,412,340)	(30,157,396)	(15,774,621)
Price-level restatement (Note 1(b))	(25,705,634)	(18,106,797)	(13,606,300)

Non-operating loss, net	(68,672,716)	(79,969,211)	(49,504,411)

Income before income taxes and minority interest	4,399,304	39,080,501	60,448,850
Income taxes (Note 15)	(7,049,261)	(1,663,411)	(4,748,386)
Minority interest (Note 30)	(1,650,832)	(1,841,640)	(2,022,001)
Amortization of negative goodwill (Note 10)	2,209,345	—	—

Net income (Loss)	(2,091,444)	35,575,450	53,678,463

The accompanying Notes 1 to 37 are an integral part of these consolidated financial statements.

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003)

	For the year ended December 31,
CONSOLIDATED STATEMENTS OF CASH FLOWS	2001 ThCh$ (As restated)	2002 ThCh$ (As restated)	2003 ThCh$
Cash flow from operating activities
Collection of accounts receivable	341,780,624	388,855,427	372,716,812
Financial income received	18,919,109	4,369,025	3,014,797
Dividends and other distributions received	9,653,302	691,528	—
Other income received	9,169,972	3,695,937	10,755,609
Payment to suppliers and personnel	(239,762,956)	(210,818,188)	(182,572,209)
Financial expenses	(69,847,626)	(73,824,503)	(46,992,909)
Payment for income taxes	(59,763)	(170,806)	(72,047)
Other expenses	(13,444,182)	(15,288,740)	(13,707,106)
VAT and other similar items paid	(31,855,067)	(23,494,735)	(23,462,674)

Net cash provided by operating activities	24,553,413	74,014,945	119,680,273

Cash flow from financing activities
Proceeds from issuance of shares	—	7,045	—
Borrowings from Banks and others	115,518,112	23,187,333	—
Dividends paid	(154,377,184)	(3,020,718)	(31,356,233)
Repayment of loans	(112,531,617)	(87,311,473)	(65,197,506)
Repayment of bonds	(6,463,818)	(32,545,705)	(24,402,678)
Payment of costs associated with issuance of bonds	—	—	(220,722)
Other financing activities	—	(745,074)	(1,601,977)

Net cash used in financing activities	(157,854,507)	(100,428,592)	(122,779,116)

Cash flow from investing activities
Sales of property, plant and equipment	226,603	2,719,146	627,179
Sales of permanent investments	300,830,184	5,009,073	11,676
Proceeds from other loans to related companies	30,004,894	—	28,405,994
Other investments revenues	33,295,833	—	9,627,307
Acquisition of fixed assets	(22,742,182)	(4,307,448)	(2,611,357)
Payment of capitalized interest	(658,260)	(610,649)	(194,485)
Permanent investments	(5,767,788)	(1,009,849)	(579,454)
Investments in Commercial paper	(26,873,309)	—	(5,418,568)
Other obligations to related companies	(178,092,467)	—	—
Other investing activities	(282,442)	(5,461,374)	(1,561,893)

Net cash provided by (used in) investing activities	129,941,066	(3,661,101)	28,306,399

Net increase (decrease) in cash and cash equivalents before the effects of price-level restatement	(3,360,028)	(30,074,748)	25,207,556
Price-level restatement of cash and cash equivalents	1,601,969	4,137,391	(8,401,824)

Net increase (decrease) in cash and cash equivalents	(1,758,059)	(25,937,357)	16,805,732
Cash and cash equivalents at beginning of year	68,048,593	66,290,533	40,353,176

Cash and cash equivalents at end of year	66,290,534	40,353,176	57,158,908

The accompanying Notes 1 to 37 are an integral part of these consolidated financial statements.

AES GENER S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003)

RECONCILIATION BETWEEN NET CASH FLOWS
PROVIDED BY OPERATING ACTIVITIES AND NET
INCOME FOR THE YEAR

	For the year ended December 31,
	2001 ThCh$ (As restated note 35)	2002 ThCh$ (As restated note 35)	2003 ThCh$
Net income (Loss)	(2,091,444)	35,575,450	53,678,463
(Gain) loss on sales of fixed assets	(225,176)	1,091,645	(623,973)
Gain on sale of investments	(72,415,897)	—	—
Loss on sale of investments	29,051,797	5,704,099	—
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	46,951,162	50,070,542	45,980,590
Amortization of intangibles	7,539,870	257,639	917,466
Provisions and write-offs	16,546,541	5,591,039	9,225,670
Equity share in net income from investments in related companies	(8,541,384)	(1,799,119)	(9,835,946)
Equity share in net loss from investments in related companies	7,973,438	2,184,180	18,901
Amortization of goodwill	1,144,957	995,061	753,016
Amortization of negative goodwill	(2,209,345)	—	—
Net price-level restatement	25,705,634	18,106,797	13,606,300
Other credits to income that do not represent cash flow	(2,086,161)	(13,039,991)	(340,315)
Other debits to income that do not represent cash flow	8,120,253	4,213,298	2,138,547
Change in operating assets
(Increase) decrease of accounts receivable	(814,260)	(1,698,294)	(2,331,303)
(Increase) decrease of inventories	(5,551,801)	4,341,235	10,591,787
(Increase) decrease of other assets	(915,175)	(34,462,165)	(10,072,509)
Change in operating liabilities
Increase (decrease) of accounts payable to related companies	(27,191,183)	(13,834,522)	(2,898,286)
Increase of interest payable	2,726,615	(2,542,385)	5,634,888
Net increase of income taxes payable	2,546,907	8,315,734	708,795
Increase (decrease) of other accounts payable	(2,060,116)	1,193,142	730,887
Increase (decrease) of other accounts payables, net of VAT	(1,302,651)	1,909,920	(224,706)
Minority interest in net income	1,650,832	1,841,640	2,022,001

Net cash provided by operating activities	24,553,413	74,014,945	119,680,273

The accompanying Notes 1 to 37 are an integral part of these consolidated financial statements.

AES GENER S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003, except as indicated)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  a) Organization, Consolidation and Basis of Presentation

        AES Gener S.A. ("Gener") and its subsidiaries (collectively referred to as the "Company") are engaged in the generation and sale of electricity both within Chile and internationally, shipping and port services (until August 2001), the production of fuels (until July 2001), and engineering services and other services both internally and externally. AES Gener S.A. consolidates its financial statements with those of the companies detailed below, eliminating any intercompany transactions and balances between related companies:

	2002	PERCENTAGE OF PARTICIPATION 2003
NAME OF COMPANY	TOTAL	DIRECT	INDIRECT	TOTAL
Petróleos, Asfalto y Combustible S.A.	97.90%	97.90%	0.00%	97.90%
Energía Verde S.A.	99.99%	99.99%	0.00%	99.99%
Norgener S.A.	99.99%	99.99%	0.00%	99.99%
Sociedad Eléctrica Santiago S.A.	90.00%	90.00%	0.00%	90.00%
New Caribbean Investment S.A.	50.01%	49.98%	0.03%	50.01%
Gener Colombia S.A.	100.00%	94.63%	5.37%	100.00%
Gener Internacional S.A.	100.00%	99.90%	0.10%	100.00%
Energy Trade and Finance Corporation (Cayman Islands)	100.00%	100.00%	0.00%	100.00%
Chivor S.A. E.S.P.	99.98%	0.00%	99.98%	99.98%
Gener Blue Water (Cayman Islands)	100.00%	0.00%	100.00%	100.00%
Inversiones Termoenergía Chile Ltda.	100.00%	0.00%	100.00%	100.00%
Gener Argentina S.A.	100.00%	99.99%	0.01%	100.00%
TermoAndes S.A.	100.00%	0.00%	100.00%	100.00%
InterAndes S.A.	100.00%	0.00%	100.00%	100.00%
Servicios de Asistencia Técnica S.A.	99.99%	99.99%	0.00%	99.99%
Genergía S.A.	99.99%	0.00%	99.99%	99.99%
Genergía Power Ltd. (Cayman Islands)	100.00%	0.00%	100.00%	100.00%

        Sociedad Eléctrica Santiago S.A., a 90%-owned subsidiary by AES Gener S.A., is engaged principally in the generation of electricity.

        Norgener S.A. ("Norgener") is engaged principally in the generation of electricity.

        TermoAndes S.A. is engaged principally in the generation of electricity.

        InterAndes S.A. is engaged principally in the transmission of electricity.

        Energía Verde S.A. ("Energía Verde") is engaged principally in the generation of electricity for forest product factories.

        Energy Trade and Finance Corporation (Cayman Islands) is a wholly-owned subsidiary established to facilitate Company financing.

        New Caribbean Investment N.A. is a subsidiary which provides administration services to Compañía Generadora de Electricidad Itabo in the Dominican Republic. AES Gener owns 49.98% of its subsidiary and Norgener, Energía Verde and Energy Trade and Finance Co. each own 0.01% on NCI equity, totaling a participation of 50.01%.

        Gener Colombia S.A. is a wholly-owned subsidiary established to facilitate business in Colombia.

        Chivor S.A. E.S.P. (Colombia) is engaged principally in the generation of electricity.

        Inversiones Termoenergía de Chile Ltda. is a subsidiary wholly-owned by Gener Blue Water, which is a subsidiary wholly-owned by Energy Trade and Finance Co.

        Genergía S.A. is a subsidiary wholly-owned by Nova Gas Andes Power Limited, which in turn is a subsidiary wholly-owned by Energy Trade and Finance Co. Genergía and Nova Gas Andes Power Limited were created as investment company vehicles.

        Compañía Carbones del Cesar Ltda., a wholly-owned subsidiary, is engaged principally in coal production activities. As of December 31, 2003, a net loss was recorded as a provision at December, 31 2003 and was not consolidated in the financial statements of AES Gener S.A.

        The financial statements of Compañía Carbones del Cesar Ltda., are not consolidated as this company is in the process of being sold.

        Petróleos, Asfaltos y Combustibles S.A. (Ex Petróleos y Asfaltos Cordex S.A.) is engaged principally in the construction and operation of a fuel oil and asphalt terminal in the area of Puerto Ventanas, in the Fifth Region of Chile.

        Gener International S.A. engages in investment activities and provides administrative services.

        Gener Argentina S.A., an indirectly wholly-owned subsidiary, manages the Company's investments in Argentina.

        Servicios de Asistencia Técnica S.A. provides engineering, quality-control, and administration services.

Presentation

        These consolidated financial statements have been prepared on the basis of accounting principles generally accepted in Chile. For the convenience of readers outside Chile, the consolidated financial statements have been translated into English, certain reclassifications have been made and certain clarifying account descriptions have been included.

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        In certain cases generally accepted accounting principles require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the amount at which an asset could be bought or sold or the amount at which a liability could be incurred or settled in a current transaction between willing parties, other than in a forced or liquidation sale. Where available, quoted market prices in active markets have been used as the basis for the measurement; however, where quoted market prices in active markets are not available, the Company has estimated such values based on the best information available, including using modeling and other valuation techniques.

  b) Price-level restatement

        The financial statements have been price-level restated in order to reflect the effect of changes in the purchasing power of the Chilean currency during each period. All non-monetary assets and liabilities and income statement accounts have been restated to reflect the changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the period.

        The purchasing power gains and losses have been included in net income within the account "price-level restatement" and reflect the effects of Chilean inflation on the value of monetary assets and liabilities held by the Company.

        The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics ("CPI") and based on the "prior month rule", in which inflation adjustments are based on the consumer price index at the close of the month preceding the close of the respective period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile.

        The values of the Chilean consumer price index are as follows:

	Index	Change over previous December 31
December 31, 2001	109.76	2.6%
December 31, 2002	112.86	2.8%
December 31, 2003	114.07	1.07%

        The values of the Chilean consumer price index used for financial accounting price-level restatement purposes are as follows:

	Index	Change over previous November 30
November 30, 2001	110.10	3.1%
November 30, 2002	113.36	3.0%
November 30, 2003	114.44	1.0%

        The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each period the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

        Assets and liabilities that are denominated in index-linked units of account are stated at the period-end values of their respective units of account. The principal index-linked unit used in Chile is the Unidad de Fomento (UF), which changes daily to reflect the changes in Chile's consumer price index. Many of the Company's financial investments are denominated in UFs. As the Company's indexed liabilities exceed its indexed assets, the increase in the index results in a net loss on indexation.

        Values for the UF are as follows (historical pesos per UF):

Ch$
December 31, 2001	16,262.66
December 31, 2002	16,744.12
December 31, 2003	16,920.00

Comparative financial statements:

        For comparative purposes, the December 31, 2001, 2002 and 2003 consolidated financial statements, and the amounts disclosed in the related notes to the consolidated financial statements, have been restated in terms of Chilean pesos of December 31, 2003 purchasing power. This updating does not change the prior period's statements or information in any way except to update the amounts to constant Chilean pesos of similar purchasing power.

Credit (Charge) to income for price-level restatement and foreign exchange gains and losses:

        The credit or charge to income for price-level restatement in each of the periods consists of the restatements of non-monetary assets and liabilities and net losses due to foreign exchange differences as follows:

	Credit (charge) to income Year ended December 31,
	2001 ThCh$	2002 ThCh$	2003 ThCh$
Property, plant and equipment	22,948,470	21,396,786	6,941,969
Other assets in local currency	20,839,350	19,330,435	5,828,349
Other assets in foreign currency	(13,792,748)	13,374,335	(24,118,964)
Liabilities in foreign currency	(15,397,830)	(29,703,043)	11,679,060
UF Indexed liabilities	(14,796,947)	(15,450,847)	(5,201,861)
Shareholders' equity	(24,414,232)	(21,697,041)	(7,782,746)

Net balance sheet effect reflected in income	(24,613,937)	(12,749,375)	(12,654,193)
Net price-level restatement of income statement accounts	(614,664)	(2,159,140)	(167,879)
Net losses due to foreign exchange differences	(477,033)	(3,198,282)	(784,228)

Charge to income	(25,705,634)	(18,106,797)	(13,606,300)

  c) Foreign currency transactions and translation

        In accordance with Technical Bulletin No 64 of the Chilean Association of Accountants and dispositions of Official Circular No. 368 of the SVS, permanent foreign investments established in countries defined by Technical Bulletin No 64 as being unstable, whose activities do not constitute an extension of the parent company's operations are controlled and measured in US dollars. Differences between the Chilean peso and the US dollar exchange rate variation and fluctuations in the Chilean Consumer Price Index (CPI) are accounted for as a charge or credit to the equity reserve account called "Accumulated Foreign Currency Translation Adjustment". Foreign Exchange differences on US dollar denominated liabilities that have been designated as a hedge of such investments are also included in the same equity account to the extent the hedge is effective. This rule corresponds to all US dollar functional currency subsidiaries (Chivor S.A. E.S.P,. Compañía Carbones del Cesar Ltda., TermoAndes S.A. InterAndes S.A., Gener Colombia S.A. and New Caribbean Investment S.A.).

        Balances denominated in foreign currencies or indices have been translated into Chilean pesos at the following rates, which are the Observed Exchange Rates, as reported by the Central Bank of Chile:

	As of December 31,
	2001 Ch$/Unit	2002 Ch$/Unit	2003 Ch$/Unit
Observed Dollar (US$)	654.79	718.61	593.80
Argentine Pesos (Arg$)	385.17	216.45	202.32
Colombian Pesos (Col$)	0.29	0.25	0.21

        To reduce its exposure to the volatility of foreign currencies, the Company enters into currency swap agreements to manage the Company's foreign currency exposure to US dollars. Foreign currency transaction gains (losses) of ThCh$4,610,486, ThCh$(649,699) and ThCh$(1,385,325) are included in the consolidated statements of income in 2001, 2002, and 2003, respectively.

  d) Time deposits, money market funds and commercial paper

        Time deposits and commercial paper for resale are shown at cost plus price-level restatement and accrued interest, which approximates the market value of these items. Money market funds are shown at the lower of cost plus indexation adjustments or market value.

        Commercial paper is classified as other current assets. Such financial instruments include:

        Pagaré Reajustable del Banco Central de Chile (Central Bank Adjustable Promissory Notes or "PRBC"), These notes are bearer, short and long-term debt securities with the principal denominated in UF.

        Pagaré Reajustable del Banco Central de Chile con Pago en Cupones (Central Bank Adjustable Promissory Notes with Coupon Payments or "PRC"). These are long-term debt securities issued by the Central Bank of Chile. The principal is denominated in UF. PRCs are bearer financial instruments with equal consecutive semiannual principal and interest payments.

  e) Allowance for doubtful accounts

        The Company determines this allowance over the basis of an individual analysis of each client and its payment capacity.

  f) Inventories

        Inventories consist of raw materials, parts and accessories valued at their corresponding acquisition cost. The values shown do not exceed their estimated net realizable values and are reflected in income on the basis of weighted-average cost.

        An allowance for inventory shrinkage is determined according to technical and environmental studies based on factors affecting the coal in stock.

  g) Other current assets

        Other current assets mainly include Commercial paper and Colombian Fiduciary Rights related to the affiliate Chivor S.A. E.S.P. which are presented at cost plus accrued interest.

  h) Property, plant and equipment

        Property, plant and equipment is valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted on June 30, 1986 in accordance with the regulations of the Chilean Superintendence of Securities and Insurance. (See Note 8)

        Depreciation is included in operating costs and includes depreciation for technical reappraisal of fixed assets. Depreciation has been calculated on a straight-line basis over the following useful lives, with the exception of the TermoAndes Power Plant, in which case depreciation is amortized on a usage basis, which uses the total estimated hours of service for the plant's useful life.

Years
Hydroelectric dam	77
Construction and infrastructure	18-42
Machinery and equipment	15-31
Other property, plant and equipment	5-13
Technical revaluation	10

        The Company capitalizes the direct costs of financing its construction-in progress, including indexation, foreign currency gains and losses, interest and other similar expenses. Similarly, income from deposits of funds identified for specific projects is recorded as a decrease in the cost of financing the related work in progress. The Company ceases capitalization of interest when the asset is in a position to be used for its intended purpose.

        Repair and maintenance costs are charged against income while renewals and improvements are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation from the asset and accumulated depreciation accounts with any related gain or loss reflected in other non-operating income or expense.

  i) Software

        The Company has internally developed computer software as well as acquired software packages. The cost incurred in software development is charged to income and the cost paid to acquire software packages is included in "other fixed assets" and amortized over 36 months. All significant internally developed software was completed prior to 1997.

  j) Investments in related companies

        Investments in companies that are 50%-or-less owned, over which the Company exercises significant influence, and investments in companies in the development stage are shown under Other Non-Current Assets and are accounted for using the equity method. The Company's proportionate share of net income and losses of related companies is recognized in non-operating results in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

  k) Goodwill and Negative Goodwill

        According to Chilean Superintendence rule number 1.358 of December 1997, the excess of cost of an acquired enterprise over the net book value of the assets acquired and liabilities assumed (goodwill) or the excess of this net book value over the cost of the acquired enterprise (negative goodwill) are amortized over 20 years.

        The Company has evaluated the recovery of its goodwill for impairment under the hierarchy of the regulation established in the Technical Bulletin No. 56 of Colegio de Contadores de Chile A. G. (Accountants Association of Chile). As a result of this evaluation, no impairment has been recorded.

  l) Intangibles

        The Company has classified certain assets as intangibles due to their nature and characteristics. These assets have resulted principally from the following:

        The asset revaluation that was performed at the time of the division of the Company's predecessor into three independent companies in 1981, one of which being AES Gener S.A. This intangible asset, representing the price-level restated excess of the market value over the book value of the assets that were transferred to AES Gener S.A., is being amortized over a period of 30 years, beginning on January 1, 1982.

  m) Income taxes

        The Company has recorded provisions at each period-end for income taxes currently payable in accordance with current tax regulations. A detail of such provisions is shown in Note 15.

  n) Deferred income taxes

        Starting January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants, and with circular No. 1466 issued on January 27, 2000 by the SVS, recognizing by using the liability method, the deferred tax effects of all temporary differences between the financial and tax values of assets and liabilities and loss carry forwards. As a transitional provision, a contra asset or liability has been recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Such contra asset or liability is amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

  o) Bonds payable

        Bonds payable are shown at each period-end at their nominal value plus accrued interest and price-level restatement. The discount amount, the cost of obtaining such financing and other expenses directly related to the issuance of bonds at the time of their placement are presented in "Other Assets" and are amortized using the straight-line method over the contracted term of the bonds. The difference between the straight-line method and the effective interest rate method is not material.

  p) Staff severance indemnities

        The liability for long-term severance indemnities is accrued in accordance with agreements entered into with the employees. This liability is shown at the present value of the expected future payments. At December 31, 2003 and 2002, the staff severance indemnities provision is discounted at an interest rate of 8% and is limited to a service period of 31 years.

  q) Vacation provision

        The Company has recorded a provision for vacations on an accrual basis, in accordance with Technical Bulletin No. 47 of the Chilean Association of Accountants.

  r) Post-retirement benefits

        Beginning January 1, 1999, the Company has accounted for the total liabilities related to voluntary pension plans for retired employees (no active employee is entitled to this benefit when he or she retires) and other post-retirement benefits, as stipulated in collective bargaining agreements. Pension benefits include the payment of a complementary pension in addition to that provided by the Chilean social security system, which is payable for life to retired employees. In addition, these benefits include health services and electricity subsidies. This liability has been recorded at the actuarially determined projected benefit obligation, discounted at an annual rate of 8% at December 31, 2003 and includes the likelihood of such payments or benefits based on mortality (in the case of retired employees) and employee turnover. In the case of current employees, who are only entitled to medical benefits and the electricity subsidies, benefits are recognized based on an estimate of the proportion of such benefits earned as of the balance sheet date. The obligations for medical benefits and electricity subsidies have been determined considering a trend for future medical costs and the fixed electricity bonus granted to retired employees and to active employees after retirement.

  s) Revenue recognition

        Revenues from the sales of electricity are recorded based on output delivery and capacity provided at rates as specified under contract terms or at prevailing market rates.

        Operating income includes uninvoiced income from energy supplied but not billed at each period-end, which has been valued at contracted rates existing at each respective period-end. These amounts are included in current assets, as trade accounts receivable. The related cost of this energy has been included in operating costs. The Company recognized revenues from sales of inventory such as coal and gas upon delivery and revenues from shipping and engineering services upon performance of such services.

  t) Research and development expenses

        The costs of research, project development and special studies are charged to income in the year in which they are incurred, except for the cost of fixed assets once development has been approved. The costs of research and development charged to income were ThCh$163,555, ThCh$82,432 and ThCh$2,600 for the years ended December 31, 2001, 2002 and 2003, respectively.

  u) Forward exchange and swap contracts

        Unrealized gains or losses on forward exchange and swap agreements that are not both designated and effective as hedges are accounted for at market value basis with the effect of the changes in the fair value recorded in income. Net losses on derivatives designated and effective as hedges of assets and liabilities are charged to income. Gains and losses related to qualifying hedges of anticipated transactions and net gains of derivatives designated and effective as hedges of assets and liabilities are deferred and recognized in income in the same period in which the underlying items are settled. These contracts are recorded according to Technical Bulletin No. 57.

        TermoAndes and InterAndes have a swap agreement with Deutsche Bank Securities and Bank BBV Securities in order to fix its variable interest rate (LIBOR) with a 180-day fixed rate. This hedging covers the 92% of the debt.

  v) Statement of cash flow

        The statements of cash flow have been prepared using the direct method in accordance with Technical Bulletin No. 50 of the Chilean Association of Accountants.

        Cash and cash equivalents represent cash, time deposits, money market funds and Commercial paper that can be converted to cash within a term not exceeding 90 days from the acquisition date and without risk of material loss of value.

        "Cash flow from operating activities" includes those cash flows related to the operations of the Company, interest paid, financial income collected and all other cash flows that are not defined as either investing or financing.

  w) Convenience translation to U.S. dollars

        The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The United States dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the reader at the December 31, 2003 observed exchange rate of Ch$593.8 per US$1.00. This translation should not be construed as representing that the Chilean peso amounts actually represent or have been, or could be, converted into United States dollars at such a rate or at any other rate.

2. CHANGES IN ACCOUNTING PRINCIPLES AND PRESENTATION

        Staff Severance Indemnities

        As of January 1, 2002, the Company changed the interest rate used for determining the present value of the provisions for staff severance indemnities and for pensions and post-retirement benefits, reducing it from 10% to 8%. The effect of this change at the beginning of 2002 amounted to ThCh$673,832, which was charged to deferred assets in accordance with Technical Bulletin No. 8 of the Chilean Association of Accountants and will be amortized over 10 years.

        In the years 2001 and 2003 the Company did not have any changes in accounting principles.

3. TIME DEPOSITS

        The detail of time deposits at December 31, 2002 and 2003 is as follows:

	As of December 31,
	Average Interest rate	2002 ThCh$	2003 ThCh$
Time deposit in U.S. dollars (1)	1.00	3,117,426	4,411,604
JP Morgan	1.80	956,088	—
Banco BBVA	1.95	5,046,241	595,762
Bank Boston N.A.	1.32	—	297,793
Bank of America N.A.	0.84	—	1,908,874
Bank Boston N.A.	1.35	—	119,259
BBVA Banco Francés S.A.	1.00	—	213,591
Banco Crédito Inversiones	1.97	5,905,174	495,416
Banco Chile	1.61	5,693,676	—
Banco Santander A.G. Valores	1.75	2,045,009	—
Banco Scotiabank	2.00	—	2,088,964

Total		22,763,614	10,131,263

(1)
Restricted cash, see Notes 25.4.a(iii)

4.    INVENTORIES

        Inventories have been valued in accordance with the policy described in Note 1(f).

        The principal components at each year-end are as follows:

	2002 ThCh$	2003 ThCh$
Coal	13,753,189	6,710,976
Oil	277,542	243,369
Coal in transit	413,035	2,403,510
Imported gas in transit	3,282,402	82,383
Spare parts and materials	3,979,191	1,669,115
Others	406,437	340,576

Total	22,111,796	11,449,929

        Coal is presented net of an allowance for shrinkages amounting to ThCh$213,969 and ThCh$150,914 at December 31, 2002 and 2003, respectively.

        The inventory of materials is presented net of provisions of ThCh$1,243,000 as of December 31, 2003, which is part of a ThCh$ 3,736,000 provision for obsolescence recorded against materials in inventory, property, plant and equipment and other long term assets.

5.    RECOVERABLE TAXES, NET

        The detail of recoverable taxes is as follows:

	2002 ThCh$	2003 ThCh$
VAT credit surplus (Chile)	167,260	180,828
VAT credit surplus (Argentina)	3,449,018	36,315
Excess of income tax estimated monthly payments over the year's tax liability (Chile)	661,761	476,554
Excess of income tax estimated monthly payments over the year's tax liability (Argentina)	178,201	47,760
Excess of income tax estimated monthly payments over the year's tax liability (Colombia)	99,719	34,551

Total	4,555,959	776,008

6.    COMMERCIAL PAPER

        The detail of these financial instruments, which are included within other current assets, is as follows:

DATES
INITIAL DATE	MATURITY DATE	COUNTER PARTY	ORIGINAL CURRENCY	INITIAL AMOUNTS	INTEREST RATE	FINAL AMOUNT	MARKET VALUE
						ThCh$	ThCh$
Dec. 29, 2003	Jan. 05, 2004	BBVA Corredores de Bolsa	Ch$	1,500,000	0.21	1,500,735	1,500,210
Dec. 24, 2003	Jan. 06, 2004	Banco de Chile	Ch$	611,000	0.21	611,556	611,299
Dec. 29, 2003	Jan. 06, 2004	Scotiabank Sud Americano	Ch$	1,000,000	0.21	1,000,560	1,000,140
Dec. 29, 2003	Jan. 07, 2004	Banco de Chile	Ch$	1,500,000	0.22	1,500,990	1,500,220
Dec. 29, 2003	Jan. 08, 2004	Valores Security C.B.	Ch$	1,500,000	0.28	1,501,400	1,500,280
Dec. 29, 2003	Jan. 12, 2004	Consorcio C.B.	Ch$	1,500,000	0.23	1,501,610	1,500,230
Dec. 29, 2003	Jan. 13, 2004	BCI C.B.	Ch$	1,646,000	0.24	1,647,975	1,646,263
Dec. 26, 2003	Jan. 05, 2004	Banco de Chile	UF	652,223	0.18	652,614	652,418
Dec. 26, 2003	Jan. 05, 2004	Banco de Chile	UF	30,777	0.18	30,796	30,787
Dec. 29, 2003	Jan. 05, 2004	BBVA BHIF	UF	26,288	0.24	26,303	26,292
Dec. 29, 2003	Jan. 05, 2004	BBVA BHIF	UF	1,159	0.24	1,159	1,159
Dec. 29, 2003	Jan. 05, 2004	BBVA BHIF	UF	239	0.24	239	239
Dec. 29, 2003	Jan. 05, 2004	BBVA BHIF	UF	418,169	0.24	418,403	418,236
Dec. 29, 2003	Jan. 05, 2004	BBVA BHIF	UF	10,396	0.24	10,401	10,397
Dec. 29, 2003	Jan. 05, 2004	BBVA BHIF	UF	10,288	0.24	10,294	10,290
Dec. 29, 2003	Jan. 05, 2004	BBVA BHIF	UF	93,878	0.24	93,930	93,893
Dec. 29, 2003	Jan. 05, 2004	BBVA BHIF	UF	466,584	0.24	466,845	466,659
Dec. 29, 2003	Jan. 05, 2004	BCI C.B.	UF	105,534	0.23	105,591	105,550
Dec. 29, 2003	Jan. 05, 2004	BCI C.B.	UF	125,729	0.23	125,797	125,748
Dec. 29, 2003	Jan. 05, 2004	BCI C.B.	UF	218,645	0.23	218,762	218,678
Dec. 29, 2003	Jan. 05, 2004	BCI C.B.	UF	162,764	0.23	162,851	162,789
Dec. 29, 2003	Jan. 05, 2004	BCI C.B.	UF	100,335	0.23	100,389	100,351
Dec. 29, 2003	Jan. 05, 2004	BCI C.B.	UF	1,993	0.23	1,994	1,993
Dec. 30, 2003	Jan. 06, 2004	BCI C.B.	UF	805,381	0.23	805,751	805,442
Dec. 30, 2003	Jan. 06, 2004	BCI C.B.	UF	72,619	0.23	72,653	72,625
Dec. 9, 2003	Jan. 12, 2004	Banco Estado	US$	593,800	2.20	595,034	594,598
Dec. 15, 2003	Jan. 12, 2004	BBVA	US$	2,434,580	2.00	2,438,367	2,436,744
Dec. 29, 2003	Jan. 19, 2004	Citibank N.A.	US$	2,493,960	2.30	2,497,306	2,494,279
Dec. 30, 2003	Jan. 07, 2004	BCI	US$	35,965	1.60	35,641	35,630
Dec. 22, 2003	Jan. 06, 2004	BCI	US$	7,134,840	2.00	7,130,944	7,129,163
Dec. 22, 2003	Jan. 06, 2004	Banco BBVA BHIF	US$	3,683,470	2.10	3,681,918	3,680,631
Dec. 22, 2003	Jan. 06, 2004	Banco BBVA BHIF	US$	3,061,927	2.10	3,060,637	3,059,567
Dec. 22, 2003	Jan. 06, 2004	Banco de Chile	US$	7,314,840	1.80	7,131,538	7,128,807

				39,313,383		39,140,983	39,121,607

7.    OTHER CURRENT ASSETS

       Other current assets at the end of each year are as follows:

	2002 ThCh$	2003 ThCh$ (As restated) note 35
Chivor trust accounts receivable (2)	7,807,336	8,542,881
Chivor trust investments	407,831	1,361,959
Commercial paper	8,234,403	9,258,643
Commercial paper (UF)	—	29,862,964
Swap TermoAndes and InterAndes	—	(1,427,889)
Rights Forwards	—	5,932,770
Obligation Forwards	—	(6,053,061)
Not carried out results Forwards	—	13,630
Treasury lock agreement rights (1)	—	985,242
Treasury lock agreement obligations (1)	—	(985,242)
Other Current Assets	361,611	16,055

Total	16,811,181	47,507,952

(1)
On December 3 and December 12, 2003, the Company entered into two treasury lock agreements for a notional value of US$100 million each, at an average interest rate of 4.37%.

(2)
Under the provisions of the credit agreement with a syndicate of banks led by Bank of America, Chivor S.A.E.S.P, a subsidiary of Energy Trade Finance Corp. (a subsidiary of Gener) located in Columbia, is required to hold in trust the proceeds of the collection of its energy and capacity sale invoices to guarantee the payment of the syndicated bank loan. Trust assets are invested in commercial paper in Columbia.

        The trust restricts all Chivor's accounts receivable. A portion of accounts receivable estimated to cover Chivor's operating expenses is transferred to Chivor's unrestricted receivable account, and is included in the consolidated accounts receivable balance of Gener. The excess funds remaining in the trust are converted into U.S. dollars and are held in a U.S. dollar bank account in Columbia, classified as Chivor trust investments above.

8.    PROPERTY, PLANT AND EQUIPMENT

  a)
  Detail of fixed assets

        Property, plant and equipment has been valued and its depreciation has been calculated in accordance with Note 1(h). The items comprising property, plant and equipment at each period-end include mainly the buildings, generating systems and transmission systems comprising the Company's power plants, as follows:

	Fixed Assets As of December 31,		Accumulated Depreciation As of December 31,
	2002 ThCh$	2003 ThCh$	2002 ThCh$	2003 ThCh$
Land	8,497,760	8,018,338	—	—
Buildings	804,773,950	724,262,096	(182,907,241)	(180,446,732)
Transmission and generation system	995,530,056	939,512,695	(315,608,747)	(344,038,848)
Process and communication equipment	14,860,014	16,649,098	(9,080,483)	(9,670,334)
Furniture and others	3,827,896	3,591,100	(1,825,552)	(2,286,528)
Other fixed assets	11,542,843	8,116,417	(1,692,038)	(1,881,457)
Technical revaluation	42,213,625	42,213,625	(29,727,581)	(31,108,358)

Subtotal	1,881,246,144	1,742,363,369	(540,841,642)	(569,432,257)
Projects under development	12,927,368	11,324,692	—	—

Total fixed assets before depreciation	1,894,173,512	1,753,688,061	(540,841,642)	(569,432,257)

Total fixed assets net of depreciation	1,353,331,870	1,184,255,804	—	—

  b)
  Technical revaluation and adjustment of book value

        Property, plant and equipment includes net increases arising from the technical revaluation of certain assets performed during 1986, in accordance with regulations of the Superintendence of Securities and Insurance.

        The accumulated net effect of these revaluations as of each year-end is detailed below by class of asset:

  •
  Technical Revaluation that increased the book value of fixed assets:

	Fixed Assets As of December 31,		Accumulated Depreciation As of December 31,
	2002 ThCh$	2003 ThCh$	2002 ThCh$	2003 ThCh$
Transmission and generation System	42,207,445	42,207,445	(29,721,416)	(31,102,188)
Process and communication equipment	5,673	5,673	(5,658)	(5,663)
Furniture and others	507	507	(507)	(507)

Total technical revaluation (positive asset)	42,213,625	42,213,625	(29,727,581)	(31,108,358)

  •
  Technical Revaluation that decreased the book value of fixed assets:

	Fixed Assets As of December 31,		Accumulated Depreciation As of December 31,
	2002 ThCh$	2003 ThCh$	2002 ThCh$	2003 ThCh$
Land	(503,778)	(461,900)	—	—
Buildings	(116,690)	(107,244)	65,468	61,203

Total technical revaluation (negative asset)	(620,468)	(569,144)	65,468	61,203

        The technical revaluation that decreased the value of land and buildings has been directly deducted from the book value of these fixed assets.

  c)
  Details of other fixed assets are as follows:

	Fixed Assets As of December 31,		Accumulated Depreciation As of December 31,
	2002 ThCh$	2003 ThCh$	2002 ThCh$	2003 ThCh$
Materials and parts	8,778,595	5,269,528	—	—
Leasing contracts	82,077	41,136	(42,871)	(37,708)
Others	2,682,171	2,805,753	(1,649,167)	(1,843,749)

Total	11,542,843	8,116,417	(1,692,038)	(1,881,457)

  d)
  Charges to depreciation for the period are as follows:

	As of December 31,
	2001 ThCh$	2002 ThCh$	2003 ThCh$
Property, plant and equipment	45,247,566	48,360,224	44,650,717
Leasing contracts	17,103	22,804	17,118
Technical revaluation	1,686,493	1,687,514	1,312,755

Total	46,951,162	50,070,542	45,980,590

AES GENER S.A. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)

9.    INVESTMENTS IN RELATED COMPANIES

  a)
  Investments in related companies are accounted for in accordance with Note 1(k). The details are as follows:

				Percentage of Participation			Equity of The Company		Net income (loss) of the Company			Net income (loss) of Investment			Investment Value		Unreralized Results		Book Value of The Investment
Company	Country	Currency	Number Of Shares	2001%	2002%	2003%	2002 ThCh$	2003 ThCh$	2001 ThCh$	2002 ThCh$	2003 ThCh$	2001 ThCh$	2002 ThCh$	2003 ThCh$	2002 ThCh$	2003 ThCh$	2002 ThCh$	2003 ThCh$	2002 ThCh$	2003 ThCh$
Central Puerto S.A. (2)	Argentina	Dollar	—	0.00	0.00	0.00	—	—	4,454,987	—	—	2,848,519	—		—		—		—	—
C.G.E. Itabo S.A	R. Dominicana	Dollar	14,091,707	25.01	25.00	25.00	247,323,890	206,832,276	7,751,333	(7,332,534)	4,487,674	1,938,220	(1,833,500)	1,122,143	61,843,339	51,718,411	—		61,843,339	51,718,411
Hidroneuquén S.A. (1)(2)	Argentina	Dollar	—	0.00	0.00	0.00	—	—	429,036	—	—	214,518	—		—		—		—	—
Empresa Eléctrica Guacolda S.A.	Chile	Ch$	64,779,500	50.00	50.00	50.00	82,389,314	98,189,570	(9,254,626)	1,636,604	15,800,256	(4,627,314)	818,302	7,900,128	41,194,657	49,094,785	1,688,586	1,629,483	39,506,071	47,465,302
Puerto Ventanas S.A.	Chile	Ch$	—	0.00	0.00	0.00	—	—	2,232,475	—	—	1,559,830	—		—		—		—	—
Gasoducto Gasandes S.A. (1)	Argentina	Dollar	10,850,710	13.00	13.00	13.00	92,885,934	80,615,476	8,521,538	5,630,726	4,622,139	1,107,800	731,994	600,878	12,075,171	10,480,012	—		12,075,171	10,480,012
Agencias Universales S.A. (2)	Chile	Ch$	—	0.00	0.00	0.00	—	—	453,895	—	—	121,190	—		—		—		—	—
Oilgener Inc. (3)	U.S.A.	Dollar	—	100.00	0.00	0.00	—	—	(903,119)	—	—	(903,119)	—		—		—		—	—
Cía. Chilena de Navegación Interoceánica S.A. (2)	Chile	Ch$	—	0.00	0.00	0.00	—	—	(862,736)	—	—	(112,242)	—		—		—		—	—
Gasoducto Gasandes S.A.	Chile	Ch$	22,464	13.00	13.00	13.00	37,483,711	31,849,036	(1,622,450)	299,028	1,182,256	(210,918)	38,874	153,693	4,872,882	4,140,375	—		4,872,882	4,140,375
Cía. Carbones del Cesar Ltda. (1).	Colombia	Dollar	9,080,008	100.00	99.00	99.00	4,039,134	3,354,530	—	—	—	—	—		4,039,055	3,354,496	—		4,039,055	3,354,496
Portuaria Cabo Froward S.A. (2)	Chile	Ch$	—	0.00	0.00	0.00	—	—	304,018	—	—	64,391	—		—		—		—	—
Explotaciones Sanitarias S.A. (3)	Chile	Ch$	—	51.00	0.00	0.00	—	—	298,944	—	—	152,462			—		—	—	—	—
Serv. Int. de Generación de E.Eléctrica S.A.(3)	Chile	Ch$	—	40.00	0.00	0.00	—	—	869,630	—	—	347,852	—		—		—		—	—
Ecogener S.A. (3)	Chile	Ch$		51.00	0.00	0.00	—	—	305,893	—	—	156,006			—		—		—	—
CDEC-SING Ltda.	Chile	Ch$	100,641,422	28.38	33.00	28.00	435,810	431,541	(31,741)	(26,080)	(1,420)	(10,581)	(8,693)	(406)	145,270	123,297	—		145,270	123,297
CDEC-SIC Ltda.	Chile	Ch$	62,769,168	18.75	15.00	15.00	455,244	357,777	(37,852)	(7,426)	(97,472)	(6,622)	(1,142)	(14,996)	70,037	55,042	—		70,037	55,042
Energen S.A. (1)(4)	Argentina	Dollar	11,999	100.00	99.00	99.00	—	—	(411,068)	(40,727)	(3,501)	(411,068)	(40,727)	(3,500)	—		—		—	—
MEGA Inc.(2)	U.S.A	Dollar	—	0.00	0.00	0.00	—	—	451,267	—	—	(451,267)	—	—	—	—	—	—	—	—
Oilgener Ltd. (1)(3)	Argentina	Dollar	11,000	100.00	0.00	0.00	—	—	(1,240,307)	—	—	(1,240,307)	—		—		—		—	—

															124,240,411	118.966.418	1,688,586	1,629,483	122,551,825	117,336,935

1)
These companies operate in countries considered unstable. The foreign exchange gains included in income that are attributable to the remeasuring of the financial statements of these companies into US Dollar amount to ThCh$477,033, ThCh$3,198,283 and ThCh$784,227 for the years ended December 31, 2001, 2002 and 2003, respectively.

2)
Sold during 2001

3)
Sold during 2002

4)
Not Consolidated subsidiary. The amounts of total assets, total liabilities and results of operations are immaterial.

        Provisions recorded for investments held for sale are as follows:

	As of December 31,
Company	2002 ThCh$	2003 ThCh$
Carbones del Cesar (1)	1,385,954	1,756,164

(1)
An accrual for the anticipated loss on the sale of Carbones del Cesar was recorded in 2002. The Company continues to maintain this provision as negotiation for the sale is occurring.

        Additional information concerning this item is as follows:

          a)     Authorization obtained for not consolidating the financial statements of those subsidiaries that are in the process of being sold.

        The Superintendence of Securities and Insurance ("SVS"), in accordance with its communication No. 02385 of April 12, 2001, authorized AES Gener S.A. to not consolidate its results with those of its subsidiaries Oilgener Inc., Explotaciones Sanitarias S.A, Ecogener S.A. and Carbones del Cesar.

        Finally, the SVC established through such communication that the investments in these subsidiaries must be presented under the item "investment in related companies" until they are sold or there is a purchase commitment.

        The authorization requested from the SVC was based on the intention of AES Gener management to sell its interest in those subsidiaries and initiating the bid process over such investments. Note 34 shows the financial statements of the non-consolidated subsidiaries.

        In 2002, Explotaciones Sanitarias S.A. and Ecogener S.A. were sold. In addition, the assets of the subsidiary Oilgener Inc. were sold in 2002.

          b)    The Merchant Energy Group of the Americas, Inc. (MEGA)

        In June 2001, AES Gener S.A. sold its 50% interest in MEGA for ThUS$289. The net income after tax originated by this transaction amounted to ThCh$224,968 in 2001.

          c)     Compañía Carbones del César Ltda. (Colombia).

        During 2002 and 2003, AES Gener S.A. made contributions of ThUS$176 and ThUS$75, respectively.

          d)    Puerto Ventanas S.A.

        On July 26, 2001, AES Gener S.A. sold 53,190,000 shares of Puerto Ventanas S.A equivalent to 66.33% of its outstanding shares, for ThCh$40,023,270. In the same month the company sold its remaining 2,840,611 shares of Puerto Ventanas S.A. equivalent to 3.54% of the total outstanding shares for ThCh$2,137,447. The net income after tax originated by this transaction amounted to ThCh$8,768,982.

          e)     Compañía Chilena de Navegación Interoceánica S.A. (CCNI)

        On February 9, 2001, AES Gener S.A informed Sociedades de Inversiones Paine S.A., Inversiones Tongoy S.A. and Inversiones Patagonia Ltda. of its decision to exercise its option over all the shares of Compañía Chilena de Navegación Interoceánica S.A.. On April 4, 2001, AES Gener S.A. bought, acquired and accepted the ownership of the 35,564,602 shares, which represents 13.01% of the outstanding shares of Compañía Chilena de Navegación Interoceánica S.A. The price of this transaction was paid through the compensating loan existing with the sellers.

        On June 12, 2001, AES Gener sold 71,129,207 shares of Compañía Chilena de Navegación Interoceánica S.A. to Compañía Sud Americana de Vapores S.A., equivalent to 26.02% of the outstanding shares, for US$3,903,000. This transaction generated a net loss after tax amounting to ThCh$5,888,343.

          f)      Agencias Universales S.A. (Agunsa)

        On June 14, 2001, AES Gener sold to Sudamericana Agencias Maritimas y Areas S.A. 228,311,092 shares of Agencias Universales S.A. equivalent to 26.70% of the outstanding shares for ThUS$10,060. Such transaction generated a net loss after tax amounting to ThCh$1,578,699.

          g)    Portuaria Cabo Froward S.A.

        On August 27, 2001, AES Gener S.A. sold to Empresas Navieras S.A. 10,158,935 shares of Portuaria Cabo Froward S.A. equivalent to 8.97% of the outstanding shares, for ThCh$923,447.

        On August 31, 2001, AES Gener S.A. sold to Inmobiliaria Dos Robles S.A. 2,623,458 shares of Portuaria Cabo Froward equivalent to 2.32% of the outstanding shares, for ThCh$238,472.

        On August 31, 2001, AES Gener S.A sold to Puerto de Lirquén S.A. 11,200,000 shares of Portuaria Cabo Froward equivalent to 9.89% of the outstanding shares, for ThCh$1,018,080. These transactions generated a net loss after tax amounting to ThCh$341,290.

          h)    Hidroneuquén S.A. (Argentina)

        On September 21, 2001, AES Gener S.A exercised its option to buy 53,306,844 shares of Hidroneuquén equivalent to 19.02% of the outstanding shares. Such transaction increased the Company's interest in Hidroneuquén to 43.28%. AES Gener S.A. paid ThUS$4,402 for such shares.

        On September 21, 2001, AES Gener SA sold to Total Austral S.A. (Argentinean branch) 121,283,366 shares of Hidroneuquén S.A. equivalent to 43.28% of the outstanding shares, for ThUS$44,781.

        Likewise, on that same date, Gener Argentina S.A., a subsidiary of AES Gener S.A., sold to Total Austral S.A. (Argentinean branch) 74,937,265 shares of Hidroneuquén S.A. equivalent to 26.74% of the outstanding shares, for ThUS$27,669 These transactions generated a net loss after tax amounting to ThCh$16,259,168.

          i)      Central Puerto S.A. (Argentina)

        On July 27, 2001, AES Gener S.A. sold to Total Austral S.A. (Argentinean branch) 56,589,164 shares of Central Puerto S.A. equivalent to 63.94% of the outstanding shares, for ThUS$255,000. Such transaction generated a net income after taxes amounting to ThCh$52,784,531.

          j)      Oilgener Inc.

        On November 5, 2002, AES Gener S.A. sold to Energy Holdings LLC its ownership rights over the assets of this company, as well as the rights of AES Gener S.A. over the contract with the Chilean State for the development of the Fell-Block area. These assets together with the investment in Oilgener Argentina Ltda. were sold for ThUS$500. Said operation generated a net loss after tax of ThCh$3,916,249 in 2002.

        In 2003, the net book value of the investment was written-off for ThCh$1,501,059.

  k)
  Explotaciones Sanitarias and Ecogener S.A.

        On November 25, 2002, AES Gener S.A sold to Inversiones Residuos y Tratamientos S.A. 51,000 shares of Explotaciones Sanitarias and 663,918 shares of Ecogener equivalent to 51% and 50.61% respectively, of the outstanding shares of those companies. The remaining 0.39% interest in Ecogener S.A. (equivalent to 5,100 shares) was sold to Explotaciones Sanitarias S.A. The total amount obtained in the sale of these companies was ThCh$3,722,400, which generated a net loss after tax amounting to ThCh$1,231,243.

  l)
  Information on investments overseas

        The liabilities of AES Gener that have been specifically designated as foreign investment hedge instruments of U.S. dollar functional currency subsidiaries are as follows:

        USA bond for US$200,000,000, repayment of capital due on January 15, 2006.

        Convertible bond for US$476,638,900, repayment of capital due on March 1, 2005.

  m)
  Unrealized gains

        The unrealized gains correspond to services provided by AES Gener S.A. for the construction of the Empresa Eléctrica Guacolda S.A. plants. Such amount is part of the construction cost of the corresponding fixed assets and is amortized over the average useful life of each power plant.

  n)
  Argentinean companies

        AES Gener S.A. owns the following direct investments in Argentina:

        Gener Argentina S.A. (100%) that consolidates TermoAndes S.A. (100%) and InterAndes S.A. (100%) and also owns an investment in Energen S.A. (100%) and Gasoducto Gasandes Argentina S.A. (13%), which have been valued according to the accounting standards of Technical Bulletin No. 64 issued by the Chilean Association of Accountants. Those investments represent 7.5% of total of consolidated assets of AES Gener S.A. as of December 31, 2003.

  o)
  Investments in Selling Process

        In accordance with the agreement adopted by the Board of Directors during its 437th session held on February 28, 2001, the Company was authorized to sell those subsidiaries that were not part of the electric business in Chile, including Empresa Generadora de Electricidad Itabo Inc., Compañía de Carbones del Cesar Ltda., Chivor S.A. E.S.P., Gasoducto Gasandes S.A. and Gasoducto Gasandes Argentina S.A. (Argentina). With the exception of Compañía de Carbones del Cesar Ltda, none of these companies are in the process of being sold.

  p)
  SIGEN S.A.

        On January 25, 2002, AES Gener S.A. sold to General Electric Internacional 400 shares of Servicios Integrales de Generación Eléctrica S.A., equivalent to 40% of the total outstanding shares, for ThCh$301,438, resulting in a net loss after tax of ThCh$672,382 in 2002.

  q)
  Sociedad Eléctrica Santiago S.A.

        On May 27, 2002, AES Gener S.A. increased its direct equity share participation in Sociedad Eléctrica Santiago S.A. by purchasing an additional 39% of the total outstanding shares that were previously owned by Sociedad Termoenergía Ltda and Genergía S.A. of 24% and 15% respectively.

  r)
  Remittable earnings from overseas investments.

        As of December 31, 2003, there were undistributed earnings from New Caribbean Investment S.A. of RD$59,697,306 (ThCh$2,026,425).

  s)
  Valuation of investments

        Based on Ordinance No. 150 issued by the SVS, a study of investments was performed that determined that the expected cash flows to be generated by those investments are enough to recover their book values. In the case of Compañía de Carbones del Cesar Ltda, which is undergoing a divesture process, a provision of ThCh$1,385,954 associated with the lower value that is expected to be received from the sale was established in 2002.

10. GOODWILL AND NEGATIVE GOODWILL

        This note includes the difference between the acquisition cost and the proportional equity value of investments in related companies. The amortization of these values is recognized in income on a straight-line basis over a 20-year period, in accordance with Circular No. 1358 of the SVS. The details of goodwill and negative goodwill are as follows:

		Amortization
Company	Balances as of December 31, 2002				Balances as of December 31, 2003
		2001	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
a) Goodwill:
Empresa Eléctrica Guacolda S.A.	626,033	56,911	56,913	56,912	569,121
Gasoducto Gasandes S.A.	1,330,578	102,352	102,352	102,352	1,228,226
Gasoducto Gasandes S.A. (Argentina)	2,325,800	167,909	178,907	146,371	1,756,450
Oilgener Ltd. (Argentina) (1)	—	159,048	—	—	—
Explotaciones Sanitarias S.A. (1)	—	261,315	216,071	—	—
Gener Blue Water (Islas Cayman)	1,068,245	52,174	55,571	61,927	1,068,245
Sociedad Eléctrica Santiago S.A.	3,214,401	341,594	341,595	341,595	2,872,806
Genergia Power Ltd. (Islas Cayman)	829,661	3,654	43,652	43,859	812,400

	9,394,718	1,144,957	995,061	753,016	8,307,248

b) Negative goodwill:
Puerto Ventanas S.A. (1)	—	20,955	—	—	—
Central Puerto S.A. (Argentina) (1)	—	598,979	—	—	—
Hidroneuquén S.A. (Agentina) (1)	—	1,589,411	—	—	—

	—	2,209,345	—	—	—

(1)
These companies were sold in 2001 and 2002.

11. INTANGIBLES

      The details of intangibles are as follows:

	As of December 31,
	2002	2003
	ThCh$	ThCh$
Revalued asset from the Company?s predecessor (1981)	5,889,447	5,889,448
Others	20,288	42,568

Total	5,909,735	5,932,016
Accumulated Amortization	(4,123,833)	(4,319,893)

Total Intangible net of Accumulated Amortization	1,785,902	1,612,123

Charge to net income	196,060	196,060

        Amortization expense is included within "Other non-operating expenses" (Note 29).

12. OTHER LONG TERM ASSETS

        The details of other long term assets are as follows:

	2002	2003
	ThCh$	ThCh$
Advances to suppliers (f)	4,878,619	4,168,859
Discount in bonds issuance (a)	1,948,559	1,675,209
Deferred expenses in issuance of bonds and others (b)	6,414,500	4,006,959
Materials (g)	1,395,642	243,444
Pension plans deferred assets (c)	1,289,481	1,479,426
Power supply to Fifth Region (d)	1,838,684	1,266,778
Time deposits (restricted cash, see Note 25.4.a(iii))	22,472,283	12,795,011
Deferred assets staff severance indemnities and pensions plans (c)	673,832	606,450
Deferred charges of bonds	—	220,972
Other deferred charges	3,930,873	2,710,161

Totals	44,842,473	29,173,269

a)
Discount in bonds issuance corresponds to the difference between its par value and the issuance amount. These amounts are amortized over the life of the instrument.

b)
Deferred expenses in the issuance of bonds and others correspond to expenses incurred in their issuance and legal expenses which are amortized over the maturity date of the bonds.

  At December 31, 2003 this item includes ThCh$1,774,059 of direct costs incurred for the issuance and placement of convertible bonds made in 1998 and 1999.

  The amortization of the year amounted to ThCh$5,591,925, ThCh$2,876,376 and ThCh$2,876,741 in 2001, 2002 and 2003, respectively, and is included within non operating expenses.

c)
Pension plan deferred assets: The total amount ThCh$1,064,405 as of December 31, 2003 includes ThCh$131,816 which is amortized over a 1 year period and ThCh$932,589 resulting from the transition obligation which is amortized over a 10 year period. The amortization was ThCh$220,943, ThCh$225,076, and ThCh$992,459 in 2001, 2002 and 2003, respectively.

  Deferred asset amounts of ThCh$673,832 in 2002 allocated to staff severance indemnities and pensions plans resulted from changing the discount rate from 10% to 8% in 2002. These deferred assets are amortized over a 10 year period.

d)
Power Supply to 5th Region corresponds to the prepayment made on the transportation contract that relates to energy transported from the SIC (Central Interconnected System) to the 5th Region. The prepayment is amortized over 10 years, starting May 1, 2000.

e)
Long term time deposits correspond to the obligation of TermoAndes S.A. and InterAndes S.A. to make time deposits with JP Morgan on a monthly basis to guarantee the payment of negotiable liabilities.

f)
The advances to suppliers at December 31, 2003 include ThCh$2,406,286 (ThCh$2,609,981 in 2002) of a loan issued by Gener Colombia S.A. to Carbones Colombianos del Cerrejón, with a 13.9433% annual effective interest rate, due monthly in 5 equal payments of US$1,025,399.45 from July 1, 2005.

g)
Materials include specific equipment and material of low rotation, which are expected to be used in the long term.

13. SHORT-TERM AND LONG-TERM ACCOUNTS RECEIVABLE

       The details of short-term and long-term accounts receivable are as follows:

	SHORT-TERM MATURITIES
	Less than 90 Days		More than 90 Days Less than 1 Year			Total Current Assets		LONG-TERM MATURITIES
	2002	2003	2002	2003	SubTotals	2002	2003	2002	2003
	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$	ThCh$	ThCh$
Trade Account Receivable	25,119,499	27,672,281	8,962,693	3,132,842	30,805,123	33,987,117	29,367,132	—	—
Allowance for Doubtful Accounts	(3,048,830)	(1,437,991)	—	—	(1,437,991)	—	—	—	—
Notes Receivable	615,278	237,542	12,033	21,150	258,692	627,311	258,692	—	—
Sundry Accounts Receivable	1,998,833	1,557,139	535,475	850,969	2,408,108	2,534,308	2,408,108	6,638,194	7,462,123

						37,148,736	32,033,932	6,638,194	7,462,123

        Long-term accounts receivable at December 31, 2002 and 2003 mainly include ThCh$5,863,541 and ThCh$7,455,173, respectively, of amounts paid under a take-or-pay contract for the transportation of gas, in excess of the gas received. In accordance with the terms of the contract, the minimum payments in excess of the gas received are applied to future purchases of gas and bear no interest. The balance at December 31, 2002 includes ThCh$746,584 of management fees due from Hidroeléctrica Piedra del Aguila, an Argentinean power Company that was related to AES Gener until September 2001, which bear no interest.

14.    CURRENT LIABILITIES

        The following liabilities, excluding bank liabilities, are due to within a year:

	As of December 31,
	2002 ThCh$	2003 ThCh$
Short-term portion of long-term liabilities	14,401,133	3,856,460
Dividends payable	148,679	113,715
Bonds payable	41,490,179	31,795,165
Trade accounts and notes payable	40,192,847	38,115,648
Accounts and notes payable to related companies	1,325,954	1,203,087
Taxes, withholdings and other	9,277,010	10,321,225

Total	106,835,802	85,405,300

        Accounts payable and other short-term liabilities mainly correspond to purchases of coal, energy and electricity power.

        Average annual interest rates were as follows:

	As of December 31,
	2002	2003
a) Average annual interest rate: UF obligations	7.50%	7.50%
b) Average annual interest rate: US$ obligations	6.32%	5.86%

15.    INCOME TAXES

a)
Taxes payable

        As of December 31, 2003 and 2002, the Company did not record income taxes payable because at the end of both periods, a negative taxable base of the first category tax was determined, except for the subsidiary Energía Verde S.A., which recorded ThCh$173,467 since it had net income of ThCh$1,051,317.

b)
Undistributed Dividend tax credits

        As of December 31, 2002 and 2003, the Company and subsidiaries have no undistributed dividend tax credits.

c)
Deferred taxes

        The deferred tax assets and liabilities arising from accumulated temporary differences and the deferred tax complementary accounts are set out below:

	2002				2003
	Deferred Asset		Deferred Liability		Deferred Asset		Deferred Liability
	Short- term ThCh$	Long-term ThCh$ (As restated) note 35	Short- term ThCh$	Long-term ThCh$	Short- term ThCh$	Long-term ThCh$	Short- term ThCh$	Long-term ThCh$
Allowance for doubtful accounts	10,993	—	—	—	10,884	442,306	—	—
Vacation allowance	193,518	—	—	—	222,962	—	—	—
Accelerated depreciation	—	421,639	—	97,254,846	—	364,106	—	99,256,030
Staff severance indemnities	—	—	—	92,897	—	—	—	143,486
Amortization of Intangibles	—	42,689	—	300,155	—	—	—	—
Lease assets	—	—	—	—	—	—	—	387
Benefit of tax losses	—	—	—	607,789	—	—	—	—
Loss carryforward	—	42,585,191	—	—	—	47,051,224	—	—
Other	528,612	3,187,452	—	982,797	698,046	(5,804,110)	—	4,638,848
Coal allowance	—	—	—	—	25,655	—	—	—
Sale on investments in related companies	—	—	—	—	—	1,750,510	—	652,323
Lease, net	—	—	—	—	—	476	—	—
Allowance for supplies and inventories	—	—	—	—	231,880	—	—	—
Provision for retirement of machinery and equipment	—	—	—	—	29,013	211,310	—	—
Pension plans provision (Long-term)	—	—	—	—	—	143,792	—	—
Intangibles	—	—	—	—	—	—	—	266,824

Subtotal	733,123	46,236,971	—	99,238,484	1,218,440	44,159,614	—	104,957,898
Net Complementary Accounts	—	8,404,560	—	57,405,730	—	2,812,537	—	54,554,185

Total deferred taxes	733,123	37,832,411	—	41,832,754	1,218,440	41,347,077	—	50,403,713

        These deferred taxes are presented on a net basis in the balance sheet.

	As of December 31,
	2001 ThCh$ (As restated) note 35	2002 ThCh$ (As restated) note 35	2003 ThCh$
Current income tax	(3,045,423)	(989,380)	(826,710)
Adjustment to income taxes of prior periods	(1,137,333)	—	—
Deferred income tax	(8,777,341)	(7,188,566)	(7,066,175)
Benefit of tax losses	(3,851,738)	11,568,413	4,649,979
Amortization of complementary accounts	9,110,843	(5,053,573)	(1,505,480)
Other	651,731	(305)	—

Charge to income	(7,049,261)	(1,663,411)	(4,748,386)

d)
Tax loss carryforwards

        In accordance with the registry of the Fondos de Utilidad Tributaria, or FUT, as of December 31, 2003 and 2002, the company had tax loss carryforwards of ThCh$207,198,654 and ThCh$212,939,441 respectively, as follows:

	As of December 31,
	2002 ThCh$ (As restated) note 35	2003 ThCh$
Chile	173,889,200	142,482,510	(2)
Argentina	—	6,769,766	(1)
Colombia	39,050,241	57,946,378	(1)

Total	212,939,441	207,198,654

(1)
Tax losses with a 5-year maturity term.

(2)
Tax losses with an indefinite term.

16.    SHORT-TERM BANK LIABILITIES

        Short-term bank liabilities as of December 31, 2002 and 2003 are as follows:

	CURRENCY
	US DOLLARS		TOTAL
BANK	2002 ThCh$	2003 ThCh$	2002 ThCh$	2003 ThCh$
Short-Term
ABN AMRO Colombia	11,612,738	2,396,773	11,612,738	2,396,773
BCI	467,328	1,092,402	467,328	1,092,402
Scotiabank	311,551	728,269	311,551	728,269

Total	12,391,617	4,217,444	12,391,617	4,217,444

Principal	11,612,738	3,066,170	11,612,738	3,066,170

Annual Average Interest rate	5.32%	4.21%

Short-term portion of long-Term bank liabilities	2002 ThCh$	2003 ThCh$	2002 ThCh$	2003 ThCh$
Bank of America	13,820,178	11,282,200	13,820,178	11,282,200
BBVA Banco Francés	974,570	—	974,570	—
Swap (Bco. Francés y Deutsche)	1,755,087	1,337,257	1,755,087	1,337,257
ABN AMRO Colombia	129,378	—	129,378	—

Total	16,679,213	12,619,457	16,679,213	12,619,457

Principal	15,575,266	12,619,457	15,575,266	12,619,457

Annual Average interest rate	8.25%	5.15%

17.    LONG-TERM BANK LIABILITIES

        The detail of this item is as follows:

	2002			Repayment 2003
Bank	Currency	Total Long Term ThCh$	1-2 years ThCh$	2-3 years ThCh$	3-5 years ThCh$	Total Long-Term ThCh$	Average Annual Interest Rate%
ABN AMRO Bank	US$	2,903,184	—	—	—	—	—
Bank of America	US$	218,873,790	17,728,573	139,390,907	—	157,119,480	4.64%
BBVA-Banco Francés S.A.	Arg$	753,167	—	—	—	—	—
Scotiabank	US$	6,967,644	4,987,915	—	—	4,987,915	3.08%
Banco Crédito Inversiones	US$	10,451,449	7,481,873	—	—	7,481,873	3.08%

Total		239,949,234	30,198,361	139,390,907	—	169,589,268	—

18.    LONG-TERM LIABILITIES (EXCLUDING BANK LIABILITIES)

		Balances as of December 31, 2002			Balances as of December 31, 2003
Bank	Type of Currency	Long-Term portion ThCh$	Short-term portion ThCh$	Total ThCh$	Long-term portion ThCh$	Short-term portion ThCh$	Total ThCh$
Bonds payable	UF	18,365,955	285,538	18,651,493	18,375,120	285,680	18,660,800
Bonds payable	US$	41,733,276	691,269	42,424,545	34,143,500	565,552	34,709,052
Bonds payable in foreign countries	US$	273,739,443	33,575,407	307,314,849	187,525,829	25,298,921	212,824,750
Convertible bonds	US$	345,942,654	6,937,965	352,880,620	283,028,179	5,645,012	288,673,191

Subtotal		679,781,328	41,490,179	721,271,507	523,072,628	31,795,165	554,867,793

Notes payable (a)	US$	2,495,447	—	2,495,447	617,522	—	617,522

Subtotal		2,495,447	—	2,495,447	617,522	—	617,522

Provision for staff severance indemnities	Ch$	679,521	197,424	876,945	1,097,263	33,654	1,130,917
Provision for post-retirement pension Plan	Ch$	4,406,496	666,603	5,073,099	4,725,744	709,349	5,435,093
Provision for staff severance indemnities	Col$	2,154,343	—	2,154,343	2,274,933	—	2,274,933
Other provisions	Ch$	1,333,287	6,587,573	7,920,860	409,304	5,347,076	5,756,380
Other provisions	Col$	290,376	30,984	321,360	277,316	720,711	998,027
Provisions for the conversion of convertible bonds	US$	12,634,842	—	12,634,842	12,959,303	—	12,959,303

Subtotal		21,498,865	7,482,584	28,981,449	21,743,863	6,810,790	28,554,653

Deferred taxes	Col$				(8,290,222)		(8,290,222)
Deferred taxes	Ch$	3,378,313	—	3,378,313	20,077,447	—	20,077,447
Deferred taxes	Arg$	622,030	—	622,030	(2,730,589)	—	(2,730,589)
Deferred customs duties	US$	3,335,791	8,226,364	11,562,155	700,601	2,439,206	3,139,807
Other long-term liabilities(a)(b)	US$	24,535,126	6,174,769	30,709,895	14,337,907	1,417,254	15,755,161

Subtotal		31,871,260	14,401,133	46,272,393	24,095,144	3,856,460	27,951,604

Total		735,646,900	63,373,896	799,020,796	569,529,157	42,462,415	611,991,572

a.
Notes payables include obligations with Morgan Stanley Group Inc. amounting to ThCh$5,117,173 in 2002 and ThCh$1,105,693 in 2003, which bear an annual interest rate of 5.35%.

b.
Other long term liabilities include a ThCh$14,337,907 loan given to Norgener by its supplier Mitsubishi to finance the construction of the thermoelectric plant Tocopilla, which bears an annual interest rate of 8.17%. The short-term portion of these liabilities is included in trade accounts and notes payable.

        The balances reflected in the caption short-term portion of long-term liabilities are the following:

	2002 ThCh$	2003 ThCh$
Notes payable	6,174,769	1,417,254
Deferred customs duties	8,226,363	2,439,206

Total	14,401,132	3,856,460

19.    PROVISIONS

a)
Provisions as of each year-end are as follows:

	2002 ThCh$	2003 ThCh$
Current liabilities
Staff Severance indemnities	197,424	33,654
Vacation and other employee benefits	1,393,072	1,615,704
Pensions and post-retirement benefits (2)	666,603	709,349
Argentina's tax (5)	1,246,612	5,523
Loss on sale of Oilgener Inc. and Carbones del Cesar	2,960,682	1,756,164
Other provisions (3)	1,018,191	2,690,396

Total	7,482,584	6,810,790

Long-term liabilities
Staff Severance indemnities	969,897	1,374,579
Pension and post-retirement benefits	2,154,343	2,274,933
Complementary pension plan(2)	4,406,496	4,725,744
Conversion of convertible Bonds (1)	12,634,842	12,959,303
Other provisions (4)	1,333,287	409,304

Total	21,498,865	21,743,863

    (1)
    The provision for conversion of convertible bonds charged to income in 2001, 2002 and 2003 amounted to ThCh$3,733,339, ThCh$4,044,352 and ThCh$449,559, respectively, and is included in "Non operating expenses". See Note 29.

    (2)
    The provision for pensions and post-retirement benefits charged to income in 2001, 2002 and 2003 amounted to ThCh$748,145, ThCh$547,136 and ThCh$1,390,662, respectively, and is included in "Non operating expenses". See Note 29.

    (3)
    Other provisions include maintenance cost incurred for services already received of ThCh$99,448 and ThCh$1,076,841 in 2002 and 2003 respectively; provision for energy purchases of ThCh$244,247 and ThCh$261,948 in 2002 and 2003, respectively; and the provision for legal contingencies of ThCh$269,701 and ThCh$517,660 in 2002 and 2003, respectively and external services of ThCh$ 448,898 in 2003.

    (4)
    Other provisions include the provision for tax sanction on Chivor S.A. E.S.P. of ThCh$870,955 in 2002 and provision for revenues tax of Gener Argentina of ThCh$453,957 and ThCh$ 402,219 in 2002 and 2003, respectively.

    (5)
    The provision for Argentina's tax relates to a reserve for a tax receivable from the Argentinian taxing authority. The receivable was substantially collected in 2003 and the provision was reversed.

b)
Other provisions

  Other provisions, that are presented as a reduction of the corresponding assets at each year-end, are as follows:

	2002 ThCh$	2003 ThCh$
Allowance for fixed assets	432,956	218,513
Allowance for supplies and inventories	—	3,736,000
Allowance for doubtful accounts	3,048,830	1,437,991
Allowance for shrinkage of coal inventory	213,969	150,914

Total	3,695,755	5,543,418

c)
Write-offs

  At December 31, 2002 and 2003, fixed assets amounting to ThCh$1,355,874 and ThCh$303,121 were written off, respectively (see Note 29). These amounts are included in other non-operating expenses and represent the net book value of fixed assets retired from service that will mainly be sold as scrap. Of the write-offs made in 2002, ThCh$1,226,798 correspond to the Company, ThCh$6,013 to its Chilean subsidiary Sociedad Eléctrica Santiago S.A. and ThCh$123,062 to the Colombian subsidiary Chivor.

20.    STAFF SEVERANCE INDEMNITIES

	As of December 31,
	2002 ThCh$	2003 ThCh$
a) Balance of Provision
Short-term provision:
GENER	197,424	33,654

Total short-term	197,424	33,654

Long-term provision:
GENER	679,521	1,097,263
CHIVOR	2,444,719	2,552,249

Total long-term	3,124,240	3,649,512

b) Charge to income
Staff severance indemnities	496,665	192,333
Pensions plans (Chivor)	654,522	74,210
c) Payments
Staff severance indemnities	(665,411)	(35,214)
Pensions plans (Chivor)	(187,504)	(82,752)
Employee contributions	—	31,400
d) Deferred actuarial loss	88,696	(8,870)
e) Foreign exchange effect	38,595	223,283

  Staff severance indemnities is discounted at an interest rate of 8% year in 2002 and 2003 and is based on a limited service period of 31 years.

21.    BONDS

a)
The terms and conditions of the bonds issued and outstanding as of December 31, 2003 and December 31, 2002 as applicable are as follows:

	First Foreign Issuance	First Issuance Convertible Bonds	ESSA Bonds US$	ESSA Bonds UF	Gener Argentina S.A. US$
Issue date	January 23, 1996	December 24, 1998	September 29, 1999	September 29, 1999	July 30, 1998

Securities issued	Bearer Bonds	Bearer Convertible Bonds denominated in US$	Bearer bonds denominated in US$	Bearer bonds denominated in UF	Medium Term Notes denominated in US$

Amount of issuance	US$200,000,000	US$500,000,000	US$60,000,000	UF1,388,000	US$257,000,000

		Series LA1	Series A1	Series B1	10 Series
		7,416 bonds of US$100 each	500 bonds of US$ 10,000 each	198 bonds of UF 1,000 each	Total value of US$210,000,000

		Series LA2	Series A2	Series B2	5 Series
		2,717 bonds of US$1,000 each	550 bonds of US$100,000 each	119 bonds of UF 10,000 each	Total value of US$47,000,000

Series LA3
3,517 bonds of US$5,000 each

Series LA4
1,139 bonds of US$100,000 each

Series LA5
565 bonds of US$500,000 each

Series M
US$82,500,000

Basis for readjustment	US$ Variation	US$ Variation	US$ Variation	UF Variation	US$ Variation

Amortization term	10 years	6.2 years	10 years (5 years grace period and 5 years for principal repayment)	25 years (6 years grace period and 19 years for principal repayment)	9 years (4 years grace period and 5 years for principal repayment)

Principal payments	Repayment of principal on January 15, 2006	Repayment of principal on March 1, 2005	10 semiannual payments starting on April 15, 2005	38 semiannual payments starting on April 15. 2005	11 semiannual payments starting on December 31, 2002

Nominal annual interest rate	6.50%	6.00%	8.00%	7.50%	LIBOR + 1.125% up to December 31, 2002 LIBOR + 1.5% to December 31, 2005 LIBOR + 1.875 to December 31, 2007

Interest payments	Semiannually on January 15 and July 15 each year, starting on July 15, 1996	Semiannually on March 1 and September 1 of each year, starting on March 1, 1999	Semiannually on April 15 and October 15 of each year, starting on April 15, 2000	Semiannually on April 15 and October 15 of each year, starting on April 15, 2000	Seminanually on June 30 and December 31 from June 30, 2000

AES GENER S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of December 31, 2003, except as indicated)

21.    Bonds (Continued)

b)    The details of the outstanding bonds at December 31, 2002 and 2003 are as follows:

Number of the Instrument	Series	Amount of Issuance	Basis for Readjustment	Nominal annual Interest rate %	Scheduled Maturity	Interest payments	Terms Amortization payments	2002	2003	Country of Placing Bonds
Bonds Short-Term
N.A.	Unit	200,000,000	US	6.50	1/15/2006	Semiannually	Repayment of principal due	4,333,082	3,545,051	Foreign
208	LA1	659,900	US	6.00	3/1/2005	Semiannually	Repayment of principal due	9,605	7,815	Chile
208	LA2	2,591,000	US	6.00	3/1/2005	Semiannually	Repayment of principal due	37,714	30,686	Chile
208	LA3	15,705,000	US	6.00	3/1/2005	Semiannually	Repayment of principal due	228,603	186,000	Chile
208	LA4	110,800,000	US	6.00	3/1/2005	Semiannually	Repayment of principal due	1,612,807	1,312,246	Chile
208	LA5	273,000,000	US	6.00	3/1/2005	Semiannually	Repayment of principal due	3,973,793	3,233,241	Chile
N.A.	M	73,883,000	US	6.00	3/1/2005	Semiannually	Repayment of principal due	1,075,443	875,024	Foreign
214	A	57,500,000	US	8.00	10/15/2009	Semiannually	Semiannually	691,269	565,552	Chile
214	B	1,086,000	UF	7.50	10/15/2024	Semiannually	Semiannually	285,538	285,680	Chile
N.A.		210,000,000	US	6.36	12/31/2007	Semiannually	Semiannually	23,894,506	17,293,590	Foreign
N.A.		47,000,000	US	6.36	12/31/2007	Semiannually	Semiannually	5,347,819	4,460,280	Foreign

Total Short-Term								41,490,179	31,795,165

Bonds Long-Term
N.A.	Unit	200,000,000	US	6.50	1/15/2006	Semiannually	Repayment of principal due	145,159,220	118,760,000	Foreign
208	LA1	659,900	US	6.00	3/1/2005	Semiannually	Repayment of principal due	478,953	391,849	Chile
208	LA2	2,591,000	US	6.00	3/1/2005	Semiannually	Repayment of principal due	1,880,538	1,538,536	Chile
208	LA3	15,705,000	US	6.00	3/1/2005	Semiannually	Repayment of principal due	11,398,628	9,325,629	Chile
208	LA4	110,800,000	US	6.00	3/1/2005	Semiannually	Repayment of principal due	80,418,208	65,793,040	Chile
208	LA5	273,000,000	US	6.00	3/1/2005	Semiannually	Repayment of principal due	198,142,335	162,107,400	Chile
N.A.	M	73,883,000	US	6.00	3/1/2005	Semiannually	Repayment of principal due	53,623,992	43,871,725	Foreign
214	A	57,500,000	US	8.00	10/15/2009	Semiannually	Semiannually	41,733,276	34,143,500	Chile
214	B	1,086,000	UF	7.50	10/15/2024	Semiannually	Semiannually	18,365,955	18,375,120	Chile
N.A.		210,000,000	US	6.36	12/31/2007	Semiannually	Semiannually	105,065,552	57,645,299	Foreign
N.A.		47,000,000	US	6.36	12/31/2007	Semiannually	Semiannually	23,514,671	11,120,530	Foreign

Total Long Term								679,781,328	523,072,628

SHORT AND LONG TERM OBLIGATIONS WITH THE PUBLIC

a)
The Company has issued six series of bonds, four of which are not outstanding as of December 31, 2003 and were used to finance the construction of Alfalfal Hydroelectrical Power Station.

        The fourth bond issuance series, (JA and KA series) placed on March 8, 1991 was used to finance the purchase of the fourth to seventh floors along with parking and storage space of the Las Americas building in Santiago. On January 2002, the company pre-paid all its existing debt of issuance No. 136, which was originally due on January 2012. The redemption did not result in an extraordinary gain or loss on the early extinguishment of debt.

        The first foreign bond issuance on January 23, 1996 was used to finance part of the capital investment program.

        In 1998, the company issued its first convertible bonds amounting to 500 million dollars from which US$499,943,600 (equivalent to ThCh$362,857,115) (99.99%) were placed. The funds were used to refinance existing debt. These bonds pay an annual interest of 6% and are due on March 2005. As of December 31, 2003, a total of US$23,304,700 has been converted into shares. The conversion price was determined on the basis of the average market stock price, expressed in US dollars, plus 15%. Such average market stock price was computed for the 10 days preceding the twenty second day before the bonds were offered first to the shareholders for a limited amount of time. Under no circumstances can the conversion price be lower than US$0.211 (21.1 cent of a US Dollar). The conversion price at the time of bonds issuance was US$0.2712 (27.12 cents of a US Dollar) and at December 31, 2003 is US$0.2205 (22.05 cents of a US dollar). The parent company has made a provision for the eventual conversion to shares of bonds amounting to ThCh$12,959,303 which will be paid to holders who have not converted their bonds to shares by March 1, 2005. This provision is accrued over the period from the date of debt issuance to the expiration date for converting the bonds.

        During 1999, Sociedad Eléctrica Santiago S.A. completed its first bonds issuance for the aggregate principal amount of US$100 million (series A and B). US$60 million in A series bonds and UF1,388,000 in B series bonds, from which as of December 31, 2003, 96% of the A series bonds had been placed, totaling US$57.5 million and 78.2% of the B series bonds had been placed totaling UF1,086,000. The issuance proceeds were used to finance the prepayment of General Electric debt related to the construction of its power plant, Nueva Renca and other short-term debts.

        On July 30, 1998, the National Commission of Securities, through Resolution No. 12337, authorized TermoAndes S.A. and InterAndes S.A. to issue through a public tender offer negotiable obligations and to create a Global Program without re-issuance in order to issue secured and non-convertible negotiable obligations for up to US$250,000,000 and US$50,000,000, respectively.

        As of December 31, 2003, TermoAndes S.A. had issued ten series of bonds under such program amounting to US$210,000,000. In December 2003, it made the second principal payment amounting to US$17,325,000.

        As of December 31, 2002, InterAndes S.A. has issued five series of bonds under such program amounting to US$47,000,000. In December 2003, it made the second principal payment amounting to US$3,887,500.

        TermoAndes S.A. and InterAndes S.A. hedged their variable rate obligations with a fixed 180-day Libor rate, which applies to an average of 92% of the debt. The hedge is effective from January 10, 1998 until September 30, 2007. Through this hedge, TermoAndes S.A. and InterAndes S.A. pay a fixed rate and receive a variable rate.

        The placement discounts and the bond issuance expenses are shown under other long-term assets (Note 12).

        The company has accrued ThCh$12,634,842 at December 31, 2002 and ThCh$12,959,303 at December 31, 2003 for the eventual premium to be paid to holders of convertible bonds who would have not converted their bonds into shares before March 1, 2005.

        Accrued interest as of December 31, 2002 and 2003 amounted to ThCh$12,247,854 and ThCh$10,664,069 respectively and are included under short-term obligations with the public.

b)
The scheduled maturities of bonds payable are as follows:

	2002 ThCh$	2003 ThCh$
2003	41,490,179	—
2004	29,672,359	31,795,165
2005	384,391,703	311,297,880
2006	184,999,383	148,049,664
2007	45,897,374	31,931,440
2008	8,521,133	7,003,264
2009	8,557,863	7,040,014
2010	247,941	248,064
2011	284,673	284,814
2012	321,404	321,565
2013	358,136	358,315
2014	394,868	395,065
2015	431,600	431,815
2016	468,332	468,566
2017	505,064	505,316
2018	541,795	542,066
2019	606,077	606,379
2020	679,540	679,879
2021	918,298	918,756
2022	1,652,935	1,653,761
2023	4,040,510	4,042,526
2024	6,290,340	6,293,479

Total	721,271,507	554,867,793

c)
The deferred expenses for the bonds issuance as of December 31, 2002 and 2003 are as follows:

	2002 ThCh$	2003 ThCh$
Legal fees	455,817	342,854
Financial fees	4,520,917	2,953,528
Commissions	1,539,632	891,455
Taxes	3,068,142	1,758,475
Other expenses	20,965	18,634

Total	9,605,473	5,964,946

22. SHAREHOLDERS' EQUITY

  a) The movement in the shareholders' equity during each year is as follows:

	Paid-in Capital ThCh$	Share Premium Account ThCh$	Other Reserves ThCh$	Future Dividends Reserve ThCh$	Retained Earnings ThCh$	Interim Dividends ThCh$	Subsidiary Development Stage Deficit ThCh$	Net Income For the Year ThCh$
2001
Balance as of January 1	615,928,605	27,536,497	105,890,721	26,080,533	60,255,290	(2,877,218)	(670,262)	2,206,586
Distribution of earnings from last year	—	—	—	—	(1,340,894)	2,877,218	670,262	(2,206,586)
Issuance of shares, due to conversion of bonds	1,488	1,046	—	—	—	—	—	—
Capitalization of reserves	—	—	(67,448,654)	67,448,654	—	—	—	—
Subsidiary start-up accumulated deficit	—	—	—	—	—	—	(118,387)
Dividend Payments	—	—	—	(86,024,114)	(58,914,396)	—	—	—
Other reserves	—	—	(2,536,857)	—	—	—	—	—
Currency translation adjustment	—	—	10,873,328	—	—	—	—	—
Price-level restatement	19,093,805	853,643	1,191,704	1,436,994	892,307	—	—	—
Net income for the period	—	—	—	—	—	—	—	(2,010,423)

Total	635,023,898	28,391,186	47,970,242	8,942,067	892,307	—	(118,387)	(2,010,423)
Balances at Dec. 31, 2001	660,615,361	29,535,351	49,903,443	9,302,432	928,267	—	(123,158)	(2,091,444)

2002
Balances as of January 1	635,023,898	28,391,186	47,970,242	8,942,067	892,307	—	(118,387)	(2,010,423)
Distribution of earnings from last year	—	—	—	(4,253,434)	2,124,624	—	118,387	2,010,423
Currency translation adjustment	—	—	1,120,841	—	—	—	—	—
Price-level restatement	19,050,717	851,736	1,439,107	140,659	90,508	—	—	—
Net income for the period	—	—	—	—	—	—	—	35,223,218

Total	654,074,615	29,242,922	50,530,190	4,829,292	3,107,439	—	—	35,223,218
Balances Dec. 31, 2002	660,615,361	29,535,351	51,035,492	4,877,585	3,138,513	—	—	35,575,450

2003
Balances as of January 1	654,074,615	29,242,922	50,530,190	4,829,292	3,107,439	—	—	35,223,218
Distribution of earnings from last year	—	—	2,636,863	29,779,536	2,806,819	—	—	(35,223,218)
Final dividends	—	—	—	(29,779,536)	—	—	—	—
Currency translation adjustment	—	—	(144,607)	—	—	—	—	—
Price-level restatement	6,540,746	292,429	486,844	462,727	59,142	—	—	—
Net income for the period	—	—	—	—	—	—	—	53,678,463

Total Balances at Dec. 31, 2003	660,615,361	29,535,351	53,509,290	5,292,019	5,973,400	—	—	53,678,463

  b) Paid-in Capital

        At the Extraordinary General Shareholders Meeting held on September 14, 1998, the shareholders agreed to increase the authorized capital to ThCh$237,500,000 by issuing 2,375,000,000 shares of common stock for the purpose of supporting the conversion of convertible bonds into company shares (Note 21). Such shares were issued in November 13, 1998, according to its inscription in the Securities registry. As of December 31, 2003, US$23,304,700 in bonds have been converted into shares, which represents 85,932,258 shares.

        At the Extraordinary Shareholders Assembly held on November 21, 2003, the shareholders agreed to increase the capital amounting to $50,484,000,000 pesos through the issuance of 466,839,282 common shares, which implies that each shareholder per share owned shall have access to subscribe for 0.082295016256 shares of the new issuance in order to keep the same percentage of equity share. The value of the common shares issued shall be paid in cash and shall be issued, subscribed and paid within the maximum term due on March 31, 2004.

  c) Dividend Payments

        The following shows a detail of final dividends paid as of December 31, 2002 and 2003 against the profits of 2001 and 2002, and against reserve for future dividends and retained earnings, as well as the interim dividends declared against 2001 and 2002 profits:

Date of payment	Dividend share Per ThCh$	Total Dividend in Historical Chilean pesos ThCh$	Total Dividend in constant Chilean pesos as of December 31, ThCh$
2001
Final dividends against reserves and retained earnings:
July 2001	5.95	33,752,804	35,639,737
September 2001	0.50	111,185,706	116,707,488
2002
There were no dividends paid during 2002	—	—	—
2003
Final dividends against reserves and retained earnings:
May 2003	1.57	8,933,860	8,880,257
July 2003	3.67	20,845,676	20,803,985

  d) Dividends Policy

        The dividends distribution policy for the year 2003, which was approved at the General Ordinary Shareholders Meeting held on April 29, 2003 establishes a minimum distribution of 30% of the net income for the year.

  e) Accumulated Foreign Currency Translation Adjustment

	2001 ThCh$		2002 ThCh$		2003 ThCh$
	Year	Accumulated	Year	Accumulated	Year	Accumulated
Price-level restatement	—	(741,360)	—	(1,387,925)	—	(1,619,398)
Merchant Energy Group of the Americas MEGA (USA)	14,183	—	—	—	—	—
Reversal of acumulative translation adjustment	(365,627)	—	—	—	—	—
Reversal of foreign exchange hedge MEGA	829,452	—	—	—	—	—
Central Puerto S.A. (Argentina)	13,914,151	—	—	—	—	—
Reversal of acumulative translation adjustment	(23,923,574)	—	—	—	—	—
Reversal of foreign exchange hedge Central Puerto	18,683,863	—	—	—	—	—
Compañía Carbones del Cesar Ltda. (Colombia)	356,501	815,229	240,484	1,031,969	(737,735)	284,016
Energy Trade & Finance Corporation	20,743,752	49,740,362	13,949,461	63,689,824	(43,324,069)	21,365,754
Gener Argentina S.A.	2,666,504	17,675,330	5,623,561	22,784,076	(19,746,767)	2,811,724
Gasoducto Gasandes (Argentina) S.A.	1,263,275	2,179,941	810,915	2,967,742	(2,619,016)	319,341
Inversión OilGener Inc. (U.S.A.)	431,486	1,056,042	—	—	—	—
Compañía General de Electricidad Itabo S.A. (Dominican Republic)	5,995,771	7,894,887	3,910,283	11,575,223	(11,249,792)	210,825
Other investments	817,784	(195,753)	77,898	96,701	(55,688)	40,056
Reversal of cumulative translation adjustment Hidroneuquén S.A.	(831,022)	—	—	—	—	—
Reversal of accumulative translation adjustment Oilgener Inc.	—	—	(1,025,283)	—	—	—
Reversal of accumulative translation hedge adjustment Hidroneuquén S.A.	15,787,265	—	—	—	—	—
Net foreign investments hedge	(45,072,240)	164,951,436	(22,455,269)	(86,152,318)	76,588,460	(8,951,633)

Total year	11,311,524	—	1,132,050	—	(144,607)	—

Total accumulated	—	13,473,242	—	14,605,292	—	14,460,685

  f) Other Reserves

        The detail of other reserves is as follows:

	As of December 31,
	2001 ThCh$	2002 ThCh$	2003 ThCh$
Accumulated foreign currency translation adjustment	13,473,242	14,605,292	14,460,685
Fixed assets technical revaluation reserve	42,611,805	42,611,804	42,611,804
Variations in the equity of subsidiaries	(6,181,604)	(6,181,604)	(3,563,199)

Total	49,903,443	51,035,492	53,509,290

        Variations in the equity of subsidiaries includes ThCh$2,636,863, that corresponds to the correction of a mathematical error in the calculation of the depreciation of certain fixed assets of the Colombian subsidiary Chivor, related to the three-year period ended December 31, 1999.

        In April 2003, the Shareholders Assembly approved such amount and it was reclassified under "Future Dividend Reserves".

23. RELATED COMPANY TRANSACTIONS

        Balances with related companies relate to transactions completed within the normal course of business in accordance with current legislation. All receivables and payables arising from related party transactions are settled in cash. The details of those balances are as follows:

a)
Accounts receivable

	Short-term As of December 31,		Long-term As of December 31,
Companies	2002 ThCh$	2003 ThCh$	2002 ThCh$	2003 ThCh$
Empresa Eléctrica Guacolda S.A.	8,723	58,502	—	—
Gasoducto Gasandes S.A.	135,643	253,529	1,606,878	2,073,710
Gasoducto Gasandes (Argentina) S.A.	579,736	490,817	3,044,926	956,804
C.G.E. Itabo S.A. (Dominican Republic)	1,806,209	2,337,313	—	—
Inversiones Cachagua Ltda.	—	174,565,714	217,712,425	—
Energen S.A.	33,721	10,367	—	—
Coastal Itabo Ltd. (Dominican Republic)	11	—	—	—

Totals	2,564,043	177,716,242	222,364,229	3,030,514

        On February 28, 2001, AES Gener S.A. signed a mercantile account agreement with Inversiones Cachagua Limitada, whose balance in current account is adjusted in US dollars and accrues interest at 30-day LIBOR plus spread. This balance is due on February 28, 2004.

        On May 15, 2003, Inversiones Cachagua Ltda pledged its shares owned in favor of AES Gener S.A. in order to guarantee the timely and complete payment of the balance resulting from the mercantile account and it obliged itself not to place any lien, divest, use, hold acts or subscribe any contracts over the shares pledged. This pledge also included an extension of their rights to receive dividends which will be applied to the receivable balance. Additionally, on May 15, 2003 the interest rate was modified to 10% annually.

        The account receivable of Gasoducto Gasandes S.A. and Gasoducto Gasandes Argentina S.A. represent a down payment of gas transport due to Sociedad Eléctrica Santiago S.A. Such down payment accrues interest at a rate of 15% per year and is payable in monthly installments from 2002.

b)
Accounts Payable

	Short-term As of December 31,		Long-term As of December 31,
Companies	2002 ThCh$	2003 ThCh$	2002 ThCh$	2003 ThCh$
Gasoducto Gasandes (Argentina) S.A.	176,529	169,219	—	—
Gener Blue Water	123,272	100,853	—	—
Coastal Itabo Ltda (Dominican Republic)	—	3,193	—	—
Cordex Petroleum Inc.	518,027	572,485	—	—
The AES Corporation	508,126	357,337	—	—

Totals	1,325,954	1,203,087	—	—

c)
Related company transactions

        The details of the transactions between related companies in 2001, 2002 and 2003 are as follows:

			(Charge) Credit to income For the year of December, 31
Companies	Nature of the Relationship	Transactions	2001 ThCh$	2002 ThCh$	2003 ThCh$
Explotaciones Sanitarias S.A.	Ex-Affiliate	Other services	220	—	—
Empresa Eléctrica Guacolda S.A.	Affiliate	Other services	(1,940,562)	(1,204,777)	(1,063,557)
Empresa Eléctrica Guacolda S.A.	Affiliate	Other services	—	4,866,657	6,446,585
Empresa Eléctrica Guacolda S.A.	Affiliate	Other services	—	—	(280,045)
Inversiones Cachagua Ltda.	Main shareholder	Interest on loans	6,924,761	32,088,938	19,152,590
Inversiones Cachagua Ltda.	Main shareholder	Price level restatement	4,136,804	4,890,366	1,771,291
Inversiones Cachagua Ltda.	Main shareholder	Foreign exchange gain (loss)	(5,044,504)	10,997,842	(32,535,526)
Inversiones Cachagua Ltda.	Main shareholder	Funds transfer	—	228,593	—
CDEC - SIC Ltda.	Affiliate	Administrative and coordination services	(130,747)	(366,562)	(186,696)
CDEC - SIC Ltda.	Affiliate	Administrative and coordination services	—	—	(87,955)
CDEC - SING Ltda.	Affiliate	Other services	(269,126)	(138,265)	(171,026)
CDEC - SING Ltda.	Affiliate	Other services	—	—	(146,140)
Servicios Integrales de Generación Eléctrica S.A.	Ex-Affiliate	Operating maintenance and other services	(5,724,415)	—	—

C.G.E. ITABO S.A.	Affiliate	Technical assistance and other services	3,030,338	—	—
SCL Terminal Aéreo Santiago S.A.	Partners in common	Other services	113,387	—	—
Hidroeléctrica Piedra del Águila S.A.	Affiliate	Interest	4,510,807	—	—
Hidroeléctrica Piedra del Águila S.A.	Affiliate	Technical assistance	250,901	—	—
Gasoducto Gasandes S.A.	Affiliate	Transport of gas and commissions	(1,550,915)	(1,675,805)	(2,046,215)
Gasoducto Gasandes S.A.	Affiliate	Transport of gas and commissions	—	—	175,250
Gasoducto Gasandes (Argentina) S.A.	Affiliate	Transport of gas and commissions	(4,072,953)	—	(346,323)
Gasoducto Gasandes (Argentina) S.A.	Affiliate	Transport of gas and commissions	—	(4,371,558)	(4,074,914)
Gasoducto Gasandes (Argentina) S.A.	Affiliate	Transport of gas and commissions	—	—	219,645
AES CORP.	Holding company	Other services	—	(183,099)	—
AES CORP.	Holding company	Transfers of funds	—	(68,329,565)	(34,114,209)
René Cortázar y Cía. Ltda	Director in common	Other services	(25,618)	(8,307)	—
Centro de Estudios e Investigación Financiera S.A.	Director in common	Other services	(28,126)	(8,304)	—
Oscar Guillermo Garretón y Cía. Ltda.	Director in common	Other services	(32,207)	—	—
Estudio Jurídico Claro y Cía.	Director in common	Other services	(47,848)	(21,798)	(78,171)
Itabo S.A.	Affiliate	Professional fees	—	—	2,436,801
Jeffery Safford	Director	Work contract	—	(75,170)	—
Robert Morgan	Director	Work contract	—	(92,714)	—
René Cortazar	Director	Professional fees	—	(24,146)	(29,174)
Daniel Yarur	Director	Professional fees	—	(25,556)	(29,174)
José Joaquín Brunner R.	Director	Professional fees	(12,432)	(15,959)	(3,551)
Andrés Sanfuentes Vergara	Director	Professional fees	(17,755)	(15,949)	(3,551)
Gabriel del Real C.	Director	Professional fees	(10,653)	(15,961)	(14,226)
Sergio de la Cuadra	Director	Professional fees	(2,678)	—	—
Eugenio Ortega	Director	Professional fees	(1,785)	—	—
Pedro Lizana Greve	Director	Professional fees	(26,645)	(26,596)	(5,327)
Andres Gluski	Director	Work contract	—	(107,827)	—

24.    DERIVATIVES CONTRACTS (As restated—note 35)

        The details of derivatives outstanding as of December 31, 2003 are as follows:

Agreements Descriptions
								Net income effect
							Amount of item hedged ThCh$
Kind of derivative	Kind of agreement	Amount of agreement ThCh$	Due Date	Specific Item	Position Sale/ Purchase	Item hedged		Realized ThCh$	Unrealized loss ThCh$
FR	CCTE	1,194,900	1Q/2004	US $	Purchase	Revenues	1,194,900	—	(13,130)
FR	CCTE	1,188,700	1Q/2004	US $	Purchase	Revenues	1,188,700	—	(500)
FR	CCPE	593,800	1Q/2004	US $	Purchase	Loans	593,800	(179,000)	—
FR	CCPE	593,800	1Q/2004	US $	Purchase	Loans	593,800	—	—
FR	CCPE	593,800	2Q/2004	US $	Purchase	Loans	593,800	—	—
FR	CCPE	593,800	2Q/2004	US $	Purchase	Loans	593,800	—	—
FR	CCPE	593,800	3Q/2004	US $	Purchase	Loans	593,800	—	—
FR	CCPE	593,800	3Q/2004	US $	Purchase	Loans	593,800	—	—
S	CCTE	12,184,488	3Q/2007	USD-LIBOR-BBA	Purchase	Notes in U.S. Dollars	139,009,994	—	(7,737,327)
S	CCTE	2,726,998	3Q/2007	USD-LIBOR-BBA	Purchase	Notes in U.S. Dollars	31,111,682	—	(1,731,683)
S	CCTE	59,380,000	1Q/2004	Treasury lock	Purchase	Bond Payable	59,380,000		(881,034)
S	CCTE	59,380,000	1Q/2004	Treasury lock	Purchase	Bond Payable	59,380,000		(104,208)

FR	=	Forward
S	=	Swap
CCTE	=	Hedge of a forecasted transaction
CCPE	=	Hedge of an existing balance
Item hedged	=	Revenues of the distribution of energy and capacity to customers in Chile, based on contracts in force at sales prices established by the tariff regulations of the Ministry of Economy, Development and Reconstruction. The reason for hedging these revenues is that the cost of sales are mainly in US Dollars.

25.    CONTINGENCIES AND COMMITMENTS

  1) OTHER GUARANTEES GRANTED

        The Company has the following commitments, guarantees, and contingencies:

  1. Commitments with financial entities and others

  Financial Institutions:

        The credit agreements executed by AES Gener with a variety of financial institutions impose certain financial covenants during the term of these agreements, which are usual for this kind of financing. The Company informs such institutions regarding its compliance with its debt covenants, in accordance with each agreement's terms and conditions.

Convertible Bonds issued in Chile and the United States for US$500 million:

        The main financial covenants contained in the convertible bonds issuance contracts are:

  •
  AES Gener may not incur indebtedness in excess of the amount approved at the annual shareholders' meeting.

  •
  AES Gener must have insurance to reasonably protect its assets.

  •
  AES Gener or any of its subsidiaries may grant guarantees only if such secured debt plus the aggregate principal amount of all other secured debt of the Company does not exceed 10% of the total that results from the difference between consolidated assets and consolidated liabilities, in accordance with the latest consolidated balance sheet submitted to the Superintendency of Securities and Insurance.

  •
  Nevertheless, it may always grant collateral for new bond issuances, providing they are at least proportionally equivalent to those of the existing convertible bondholders.

  •
  If AES Gener or any of its subsidiaries is in default of its debt payments in an aggregate principal amount exceeding 1.5% of total consolidated assets, the bondholders may request immediate payment of such obligation.

United States Bonds issued forUS$200 million:

  •
  AES Gener or any of its subsidiaries may grant guarantees only if the guarantees do not exceed 10% of consolidated net tangible assets, defined as total consolidated assets less total current liabilities.

  •
  If AES Gener or any of its subsidiaries, except Chivor, is in default in the payment of any aggregate principal amount exceeding ThCh$8,907,000 (ThUS$15,000), the bond holders may request immediate payment of such obligation.

Financial Institutions and Bank Obligations:

  (i)
  AES Gener is guarantor under a credit agreement executed between ABN AMRO Bank N.V. and Energy Trade and Finance Corporation, and as such it is committed to:

  •
  not sell assets, except for those permitted in the credit agreement.

  •
  not distribute dividends in excess of the minimum required by law.

        Pursuant to such credit agreement with ABN AMRO Bank N.V., Inversiones Cachagua Limitada must not withdraw from the Company any amount received as dividends during the term of the credit agreement.

  •
  If the guarantor, or any of its subsidiaries, except for Chivor, or the principal debtor is in default of debt payments by an amount exceeding ThCh$5,938,000 (ThUS$10,000), the bank may request the immediate payment of such obligation.

        The outstanding amount of debt under this credit agreement as of December 31, 2003 was ThCh$2,375,200 (ThUS$4,000).

  (ii)
  In accordance with the credit agreement between AES Gener and Bank of America with respect to the purchase of negotiable obligations of TermoAndes and InterAndes, AES Gener is prohibited from:

  •
  entering into any transaction specifically prohibited in the agreement, and

  •
  distributing dividends in excess of the minimum required by law.

  (iii)
  Additionally, there is an Agreement on Fiduciary Assignment in Guarantee entered into by the Colombian subsidiary Chivor that guarantees the liabilities of Chivor with Bank of America N.T. & S.A. related to the original loan of ThCh$237,500,000 (ThUS$400,000) granted to finance the payment for the Chivor Hydroelectric Plant. The outstanding amount of debt under this agreement as of December 31, 2003, was ThCh$168,401,680 (ThUS$283,600).

  (iv)
  AES Gener, as part of its refinancing process for its subsidiary Chivor guaranteed the payment of up to ThCh$29,690,000 (ThUS$50,000) to Energy Trade and Finance Corporation. Such guarantee will only be enforceable if Energy Trade and Finance Corporation does not pay such amount to Chivor's creditors, should Chivor be out of compliance with its debt payment schedule on certain dates. The first date defined is March 31, 2004.

        As of December 31, 2003, all restrictions or covenants related to obligations with financial institutions or public bonds were met.

2.     Third-Party Guarantees

(i)
AES Gener is guarantor of the timely payment of 15% of the principal and interest related to the loan granted to related companies Gasoducto GasAndes S.A. and Gasoducto GasAndes Argentina S.A. by the bank Bilbao Vizcaya Argentaria (España) S.A. The Company provided the guarantee in December 2003 for the purpose of assuring the creditors of the payment of Gasandes obligations. The amount guaranteed by the Company totals ThCh$2,850,240 (ThUS$4,800). The Company would be required to perform under the guarantee if Gasandes Argentina fails in the payment of principal as required under the credit agreement. The maximum potential amount of future payments that the Company could be required to make under the guarantee under such circumstances would be ThCh$2,850,240. The guarantee matures in March 2006, together with the credit agreement that amounts to ThCh$19,001,600 (ThUS$32,000). At December 31, 2003, the Company has not recorded a liability for its potential obligation to perform under the guarantee.

        Also, the Company pledged its shares in the Chilean company Gasoducto GasAndes in favor of the lenders, for the same term as the credit agreement, which amounts to ThCh$80,756,802 (ThUS$136,000) ending in 2011. There are no recourse provisions that would enable the Company to recover from third parties any amounts that might be paid under the guarantee.

There are also no assets held as collateral that the Company could obtain and liquidate to recover amounts that might be paid under the guarantee.

(ii)
The Company has a natural gas purchase agreement with Consorcio Sierra Chata, operated by Petrolera Santa Fe, which contains a take-or-pay (minimum consumption) clause with a monthly commitment equal to an average of 75% of the volume contracted. It also includes a 36-month term from the transaction date to take possession of the remaining gas paid for but not consumed. The amount of gas paid for but not consumed was equal to ThCh$291,555 (ThUS$491) as of December 31, 2003 and is accounted for as stock in transit. The annual minimum payments contracted are ThCh$14,251,200 (ThUS$24,000) due in December 2013. These terms are applicable to the natural gas sale agreement entered into between our subsidiary Sociedad Eléctrica Santiago S.A. (Eléctrica Santiago) and Consorcio Sierra Chata.

(iii)
Sociedad Eléctrica Santiago has gas transportation agreements with Transportadora de Gas del Norte S.A., Gasoducto GasAndes (Argentina) S.A. y Gasoducto GasAndes S.A., which contain two guarantees:

a)
a basic guarantee to ensure compliance with all of the company's obligations for an amount equal to one year of firm natural gas transportation service; and

b)
should the guarantee in a) not be complied with, Eléctrica Santiago would be required to deposit funds as a guarantee to ensure compliance with the commitment to invest in a project that uses natural gas. To the extent that Eléctrica Santiago maintains its investment grade rating, no further action is required.

(iv)
The gas transportation agreements among AES Gener, Gasoducto GasAndes S.A. and Gasoducto GasAndes (Argentina) S.A. include two contractual guarantees: a) a basic guarantee to ensure compliance with its obligations for an amount equal to one year of firm natural gas transportation service and b) an additional guarantee to ensure compliance with the commitment to invest in a project that uses natural gas. As long as AES Gener maintains an investment grade rating, no action is required. After the loss of AES Gener's investment grade rating, GasAndes requested the company to perform under both guarantees, as per the agreement. The parties negotiated a new agreement signed on October 17, 2003 pursuant to which contractual guarantees valid until January 2004 were provided by AES Gener equal to ThCh$293,403 (ThUS$494) and ThCh$593,280 (ThUS$999) for Gasoducto GasAndes S.A. and Gasoducto GasAndes (Argentina) S.A., respectively, which would not require bank deposits securing such guarantees unless the company did not pay its monthly invoicing. On December 9, 2003, AES Gener exercised its option to assign all its rights on this contract to Sociedad Electrica Santiago S.A. We anticipate that the assignment will be executed during January 2004.

        AES Gener was the guarantor of the obligation between Energy Trade and Finance Corporation and Nova Gas international Holding Ltd. for ThCh$2,969,000 (ThUS$5,000) as a result of the acquisition of 100% of the shares of Genergía S.A. The maturity date of this agreement was April 1, 2003, and the guarantee was released when the obligation was completely repaid.

3.     Guarantees to Subsidiaries

(i)
AES Gener is guarantor of the obligation of Energy Trade and Finance Corporation to ABN AMRO under a credit agreement for ThCh$14,251,200 (ThUS$24,000). The Company would be required to perform under the guarantee if Energy Trade fails in the payment of the principal as required under the credit agreement. As of December 31, 2003, the maximum potential amount of future payments that the Company could be required to make under the guarantee under such circumstances was ThCh$2,375,000, however, since this credit was completely repaid in January 2004, there is no potential amount that could be required. The Company provided the guarantee in July 2002 for the purpose of securing the creditors with Energy Trade's obligations under credit agreement. The outstanding amount of debt under the agreement as of December 31, 2003, wasThCh$2,375,200 (ThUS$4,000). At December 31, 2003, the Company has not recorded a liability for its potential obligation to perform under the guarantee.

(ii)
On June 12, 2000, Energy Trade and Finance Corporation signed an agreement with Morgan Stanley by which it transferred to the latter the risks related to its SSP15 energy option contract (Spark Spread Position of AES Gener's former subsidiary, M.E.G.A.) and all of the related hedge agreements. Energy Trade and Finance Corporation is still responsible for payment on this energy option contract, however under the terms of the agreement. The amount owed for such liability at December 31, 2003 was ThCh$842,040 (US$1,418,053). The amount owed is to be paid off by March 2004.

(iii)
Our subsidiary Energía Verde S.A. (Energía Verde) has a syndicated loan for ThCh$14,845,000 (ThUS$25,000) with Banco Crédito Inversiones and Banco Scotiabank Sud Americano. AES Gener provided as collateral for this loan its shares in Energía Verde. The Company would be required to perform under the guarantee if Energía Verde fails in the payment of the principal as required under the credit agreement. The maximum potential amount of future payments that the Company could be required to make under the guarantee under such circumstances would be ThCh$14,251,200. The Company provided the guarantee in November 2002 for the purpose of securing the creditors with the obligations of Energía Verde's obligations under the local bank loan described. This loan matures in November 2006. The outstanding amount of debt under this syndicated loan as of December 31, 2003, was ThCh$14,251,200 (ThUS$24,000). At December 31, 2003, the Company has not recorded a liability for its potential obligation to perform under the guarantee. There are no recourse provisions that would enable the Company to recover from third parties any amounts that might be paid under the guarantee. There are also no assets held as collateral that the Company could obtain and liquidate to recover amounts that might be paid under the guarantee.

(iv)
As part of the financing granted to subsidiaries TermoAndes S.A. and InterAndes S.A., Gener Argentina S.A., pledged 100% of its shares in these companies in favor of Banco

  Francés-Uruguay. The Company would be required to perform under the guarantee if TermoAndes and InterAndes fail in the payment of the principal as required under the credit agreement. The maximum potential amount of future payments that the Company could be required to make under the guarantee under such circumstances would be ThCh$89,896,926. The Company provided the guarantee in September 1998 for the purpose of securing the creditors with the payments of principal under the credit agreement granted by the banks. This financing is due in December 2007. The outstanding amount of debt, without considering Gener's portion of the notes, as of December 31, 2003, was ThCh$89,896,926 (ThUS$151,393). At December 31, 2003, the Company has not recorded a liability for its potential obligation to perform under the guarantee. There are no recourse provisions that would enable the Company to recover from third parties any amounts that might be paid under the guarantee. There are also no assets held as collateral that the Company could obtain and liquidate to recover amounts that might be paid under the guarantee.

2)    TRIALS AND BAILS

  a. Disputes in the CDEC-SIC

        There was a dispute between the companies that are members of the CDEC-SIC with regard to capacity transfer estimates in the CDEC-SIC. A final decision for the 2000, 2001, 2002 and 2003 payments related to these estimates is pending resolution, since payments have only been preliminary, as is usual for this type of operation. On November 2, 2001, the dispute was resolved through Resolution No. 119/2001 from the Ministry of Economy, Development and Reconstruction. During the implementation stage of the Resolution No. 119/2001, by members of the CDEC-SIC, the unanimous approval required was not achieved, thus, the Minister of Economy submitted another dispute for resolution in April 2002. Additionally, Colbún and Endesa have submitted a motion against Resolution No. 119/2001 and the response from the Minister is still pending.

        Nevertheless, the CDEC-SIC's Board of Directors unanimously agreed to provisionally pay the capacity transfer charges corresponding to years 2000, 2001, 2002 and 2003 utilizing the calculation procedure established in Resolution No. 119/2001, while awaiting resolution of the dispute and its related motions.

        As the Company is normally a purchaser within the system, provisions of ThCh$8,599,567 and ThCh$7,208,943 as of December 31, 2003 and 2002 were recorded under the methodology required by the resolutions mentioned in the preceding paragraph which were reversed as payments were made. The Company is unable to estimate the effects of any retroactive change in the methodology of calculation which might be applied, due to lack of guidance from the appropriate authorities and/or historical precedents. Therefore, no further provisions related to the above dispute have been recorded.

  b. Disputes in the CDEC-SING

        The Company took a different position from some of the generation companies that are members of the CDEC-SING, such as Electroandina and Nopel, related to the method of calculating and valuing energy and capacity transfers within the CDEC-SING.

        Energy transfers in the CDEC-SING from August 1999 were paid provisionally, as there were differences between the generators with respect to the prices utilized to value such transfers. The Minister has resolved the conflict through the issuance of Resolutions No. 39 dated May 22, 2000, No. 59 dated September 2000, No. 72 dated November 16, 2000 and No. 74 dated November 17, 2000. However, there is a dispute with respect to the application of such resolutions by the Directorate of Operations. Additionally, because the previous resolutions were complex and contradictory, the Directorate of Operations has not yet been able to calculate the final energy transfers.

        Nevertheless, the CDEC-SING's Board of Directors reached an agreement on December 26, 2002, which resolved the dispute with regard to the valuation of energy transfers between March 1999 and March 2000 and established final values that did not result in payments to/from AES Gener.

        As for capacity transfers in 2000 and the subsequent years, a new dispute arose that was resolved with Resolution No. 163 dated December 28, 2001, which presented a new method for calculating firm capacity. This resolution instructed the CDEC-SING to calculate firm capacity and definitive transfers of peak capacity for the years indicated. However, the companies have submitted new motions against this resolution and at the same time, a new dispute arose between the members of the CDEC-SING with respect to the application by the Director of Operations authority of certain aspects of the methodology provided by the authority. Based on this, the reconciliation payments between companies based on the new procedure continue to be provisional.

        In February 2003 the reconciliation payment process for transfers of peak capacity for the year 2002 was performed on a provisional basis. The Company is unable to estimate the effects of any retroactive change in the methology of the calculation which might be applied, due to the lack of guidance from the appropriate authorities and/or historical precedents. Therefore, the Company has not recognized any gain or loss contingency for this matter.

c.     Legal Proceedings

c.1 Junta de Vigilancia de Río Maipo vs. AES Gener

        AES Gener was sued by the Junta de Vigilancia of Río Maipo (security committee), which filed a lawsuit in the 2nd Civil Court of Santiago (case number 1062-01) for an alleged debt of ThCh$215,461 as of December 31, 2003, related to the payment of installments that were allegedly owed to such committee. AES Gener has opposed the lawsuit, since it deems that it should not have to make any payment, because it does not make use of any of the security committee's facilities. The plaintiff has garnished approximately ThCh$39,690 of cash of AES Gener, which is classified as restricted cash. The Company firmly believes it should not be forced to pay the aforementioned amounts, since they have been imposed arbitrarily, unilaterally and without reason. The Company accrued a provision for this contingency in the amount of ThCh$215,461.

c.2 Justo Gallardo vs. Gener S.A.

        The Company has been sued for monetary compensation by a neighbor of the Renca plant, who claims to have suffered certain damages due to the operation of the power plant. He is claiming the payment of ThCh$120,000 in a lawsuit filed in the 28th Civil Court of Santiago (case number 4070-99). The lawsuit was rejected in the lower court and it is currently in the appeals court, awaiting final judgment.

        AES Gener estimates that the appeal will be rejected since the lawsuit does not have any grounds. There is no connection between the alleged facts and the damages caused, there is no responsibility by the Company as to the facts or the damages and the alleged rights have become unenforceable under the statute of limitations.

        The Company has not accrued a provision for the contingency.

c.3 Bankers Trust International Corporation (Delaware) Inc. vs. AES Gener and Ralph Wilkerson

        On May 24, 2002, the Company was served with a lawsuit filed by Bankers Trust International Corporation (Delaware), as trustee in the bankruptcy of Cordex Petroleums Inc., a company chartered under the laws of Canada. The total amount of the lawsuit is ThCh$5,154,827 (ThUS$8,681) plus interest and legal fees. The lawsuit is based on alleged collusion between the Company and the other defendant, Mr. Ralph Wilkerson, to breach contracts, incitement to breach contracts, fraud and incitement to infringe the fiduciary duties of Cordex Petroleums, Inc. The lawsuit, case No 0101-05135, was filed in the Superior Court of Alberta, Judicial District of Calgary, Canada. On July 19, 2002, the Company submitted a motion claiming lack of jurisdiction of the Canadian Courts of Law. A hearing was originally set for February 6, 2003, but it was suspended due to the plaintiff's delay in the presentation of an affidavit supporting its claim. In March 2003, the judge decided to accept the plaintiff's affidavit only for the purpose of amending its claim. On April 14, 2003, the plaintiff filed an appeal. The judge ruled that the hearing should take place on March 14, 2004. Afterwards, the judge will have to rule on the

Company's jurisdiction motion. In the Company's opinion, the jurisdiction motion should be resolved in the Company's favor.

        The Company has not accrued a provision for the contingency.

c.4 Minera Escondida Limitada vs. Norgener S.A.

        Norgener S.A. ("Norgener") and its customer, Minera Escondida Limitada ("Escondida") are involved in an arbitration lawsuit related to a dispute regarding the interpretation and execution of the terms of two power supply agreements between Norgener and Escondida dated June 30, 1993 and November 20, 1994, respectively. The arbitrator—Mr. Manuel Correa Ossa—was appointed on October 25, 2002. Subsequently, on November 14, 2002 the parties agreed on the procedures to be followed, and accordingly the lawsuit was filed on December 9, 2002. Escondida claims nullity of the price adjustment clauses in both agreements, seeks termination of both agreements based on breach of contract by Norgener and requests authorization to assign the agreements to a subsidiary. On January 8, 2003, Norgener responded to the lawsuit and filed a lawsuit against Escondida for the damages caused as a result of the breach of contract by Escondida with respect to certain obligations under the second agreement.

        Subsequently, in April 2003, at the end of the discussion period, the arbitrator issued an order to produce evidence, establishing the facts, which are determined to be true by the parties, and thereby initiated the trial period. The aforementioned order was contested by both parties, although the arbitrator maintained this information and established a settlement period, which remains effective to date. During the settlement period, the parties have held meetings and exchanged preliminary offers and counteroffers. A preliminary agreement was reached on December 5, 2003 that will have to be confirmed by each party's Board of Directors. If there is no confirmation by that, the arbitrator will issue a resolution and the trial period will be initiated. The preliminary agreement consists of (i) a decrease in price for both contracts from July 2004 to be received by the Company as an upfront cash payment, (ii) the extension of the current contracts and (iii) the execution of a new contract for 2004 to 2015.

        No provision has been recorded for this contingency, as the Company believes that, if no agreement is reached, it will obtain a favorable decision from the arbitrator.

        Were the arbitrator to find in favor of the claims of Escondida and declare the contract with Norgener null and void, Norgener may not receive revenue from Escondida from the date of such judgment forward. Norgener's revenue for the year 2003 related to this contract was approximately ThCh$52,558,266.

c.5 Hidroeléctrica Guardia Vieja - Hidroeléctrica Aconcagua vs. AES Gener

        In December 1999, AES Gener filed a lawsuit against Hidroeléctrica Guardia Vieja S.A. and Hidroeléctrica Aconcagua S.A. for a contractual performance default related to an energy and capacity sales contract. The arbitrator accepted the Company's claims and the defendants were ordered to fulfill the contract.

        On December 14, 2001, arbitrator César Parada issued a decision in lower court, which, consistent with AES Gener's filing, ordered the modification of the "Sales Agreement of Electric Power and Capacity and Others" between AES Gener and the companies Hidroeléctrica Guardia Vieja and Hidroeléctrica Aconcagua S.A. dated November 2, 1993.

        Such decision, according to the amendments introduced in the agreement, ordered the re-liquidation of the invoices exchanged between the parties from April 1998 until the definitive compliance date with the decision, in accordance with the rules established therein.

        AES Gener's demand under the lawsuit was for ThCh$5,444,617. On December 31, 2003, the corresponding amount, including interest and readjustments, was ThCh$8,727,916. This amount represents a gain contingency.

        The defendants, HGV-HASA, filed an extraordinary claim and a nullity recourse appeal due to format defects before the Santiago Appeals Court. The nullity recourse appeal due to format defects is still pending.

        Based on the arbitrator's acceptance of the lawsuit filed by AES Gener, the Company recorded into income in 2001 a portion of the gain contingency equal to ThCh$2,940,374. The remaining balance of the gain contingency has not been recorded. The Company believes that the nullity recourse appeal due to format defects that is still pending, due to its extraordinary features, will likely be rejected as it has no grounds.

c.6 Superintendence of Electricity and Fuels ("CSEC") vs. AES Gener

        In an ordinary notice dated December 6, 2002, the CSEC brought charges against AES Gener and related companies for alleged infractions in electric coordination as member of the Dispatch Center, related to the blackout which occurred on September 23, 2002 in the SIC. On January 24, 2003 AES Gener refuted the claim before the CSEC.

        On August 20, 2003, the CSEC fined all CDEC-SIC members as a result of the blackout, alleging responsibility based on their status as a CDEC member. The Company was fined ThCh$535,302, subsidiary Eléctrica Santiago was fined ThCh$356,868 and Empresa Eléctrica Guacolda S.A. was fined ThCh$356,868.

        AES Gener and its related companies filed a recourse motion before the CSEC on August 29, 2003, which has not been resolved to date. Once a decision is issued, the Company may appeal claiming illegality before the Appeals Court of Santiago, subject to a prior deposit of 25% of the fine applied. It is estimated that the CSEC will issue a decision during the first quarter of 2004 and the legal proceedings are expected to last approximately two years. The company accrued a provision for this contingency in the amount of ThCh$312,260. The range of loss is between ThCh$0 and the amount of the fines noted in the preceding paragraph.

c.7 CSEC vs. AES Gener and Related Companies

        On February 21, 2003, the CSEC brought charges against the Company and the other CDEC-SIC members, due to the blackout of January 13, 2003. The Company promptly answered those charges, and a resolution by the CSEC is still pending.

        In our opinion, the charges formulated by the CSEC against AES Gener are unlawful; nevertheless, it is impossible to assess the outcome.

3)    FINANCIAL COVENANTS

a.
The Company, as guarantor of the credit agreement that ABN AMRO Bank N.V. granted to Energy Trade and Finance Corporation, must comply with the following financial covenants calculated based on the consolidated financial statements:

(i)
Indebtedness level less than 1.75 times the equity plus minority interest (measured quarterly).

(ii)
Interest expense coverage ratio higher than 2.4 times (measured over twelve months).

(iii)
Total debt less than 8.5 times EBITDA (measured over twelve months).

  As of December 31, 2003, AES Gener was in compliance with the covenants set forth in the credit agreement.

b.
The Company, as part of the renegotiation of the Purchase Agreement between AES Gener and Bank of America N.A. related to the purchase by AES Gener of Bank of America's portion of InterAndes and TermoAndes Bonds with an original maturity date of December 2007, must comply with the following financial covenants calculated based on the consolidated financial statements:

(i)
Indebtedness level less than 1.65 times equity plus minority interest (measured quarterly).

(ii)
Interest expense coverage ratio higher than 1.8 times (measured over twelve months).

(iii)
Total debt less than 7.8 times EBITDA (measured over twelve months).

  As of December 31, 2003, AES Gener was in compliance with the covenants set forth in the credit agreement.

c.
Under the guarantee issued by the Company for the ETFC obligations under Support Agreement signed pursuant to Chivor's credit agreement, the ratio of the Company's total consolidated liabilities to its consolidated shareholders' equity (including minority interests), all calculated in accordance with Chilean GAAP, as of the last day of its fiscal quarters must not exceed 1.75 to 1.00. As of December 2003, Gener was in compliance with the financial covenant defined in the contract.

4)    OTHER CONTINGENCIES

a.     Contingencies related to Argentine subsidiaries TermoAndes and InterAndes:

        (i)    Power Supply Agreement

        AES Gener is party to a contract under which it is obligated to buy 100% of the energy and capacity produced by its wholly-owned subsidiary TermoAndes. Such contract establishes a minimum monthly payment that covers, among other aspects, the debt service for ThCh$152,606,600 (ThUS$257,000) corresponding to the bonds issued by TermoAndes and InterAndes. The payment of such bonds is guaranteed with the assets of TermoAndes and InterAndes and the power supply agreement executed by AES Gener and TermoAndes.

        (ii)    Put Agreement with Bank of America

        Originally, ThCh$48,692 (ThUS$82,000) of the bonds corresponding to the debt of TermoAndes and InterAndes were subject to an option which allowed Bank of America to require AES Gener to purchase the bonds it held in advance at the par value plus accrued interests. Although the term to execute such option was from October 31, 2002 to January 31, 2003, the Company and Bank of America agreed to renegotiate the agreement prior to the initiation of this period.

        AES Gener and Bank of America entered into a Purchase Agreement by which the Company committed to make partial purchases of the bonds held by Bank of America, completely eliminating the debt owed to Bank of America by September 2004. AES Gener has already purchased ThCh$26,132.239 (ThUS$44,008) in negotiable obligations from Bank of America. As a result of the debt payments made by TermoAndes and InterAndes, Bank of America has received additional payments of ThCh$8,911,319 (ThUS$15,007), thus the debt owed to Bank of America as of December 31, 2003 amounted to ThCh$13,648,043 (ThUS$22,984).

        (iii)    Trust Agreement between TermoAndes, InterAndes, Deutsche Bank and Banco Francés

        On September 4, 1998, TermoAndes S.A. and InterAndes signed a trust agreement (the "Trust Agreement") with Deutsche Bank AG, New York Branch ("Deutsche Bank") and Banco Francés Uruguay S.A. under which the receivables collected by TermoAndes and InterAndes are initially transferred to the bank accounts opened in such banks, which are exclusively controlled by Deutsche Bank or Banco Francés Uruguay S.A., depending on the account.

        While the amounts owed by TermoAndes S.A and InterAndes related to the issuance of the July 30, 1998 Medium Term Notes ("Negotiable Obligations") and to the Bank of America credit agreement to finance the Value Added Tax remain unpaid, TermoAndes and InterAndes may only use the amounts deposited in the accounts in accordance with the terms of the Agreement.

        Moreover, TermoAndes and InterAndes assigned, transferred and granted a first degree guarantee right to Deutsche Bank for a) all rights that TermoAndes and InterAndes have over the accounts controlled by Deutsche Bank; b) all rights that TermoAndes and InterAndes have over the amounts either credited or deposited in such accounts; and c) all rights that TermoAndes and InterAndes have over the proceeds from insurance and expropriation, as well as the proceeds from civil liability or delayed start-up or business interruption insurance that the company must maintain.

        If funds held in the accounts exceed the amount needed for the next payment of interest and principal, TermoAndes and InterAndes may use the excess funds for general business purposes. On December 31, 2003 deposits in TermoAndes' and InterAndes' accounts amounted to ChTh$17,206,615, which were invested in common investment funds. Such funds are shown as restricted in the Company's balance sheet under the "Time Deposits" category of current assets in the amount of ChTh$4,411,604 and under the "Others" category of other long term assets in the amount of ChTh$12,795,011.

        (iv)    Assets with Restricted Availability

        In order to guarantee the repayment of the obligations resulting from the financing agreements of the Value Added Tax and the Negotiable Obligations, among others, TermoAndes S.A. and InterAndes S.A. have agreed as follows:

    •
    A trust assignment of all of the rights of TermoAndes S.A. and InterAndes S.A. under the contracts or documents in which they are involved to Banco Francés Uruguay S.A.

    •
    A mortgage of the lands where the generation plant is located and the real estate attached to the plant, also in favor of Banco Francés Uruguay S.A.

    •
    The assignment, transference and granting of a first degree guarantee right to Deutsche Bank for a) all the rights of the company in the accounts controlled by Deutsche Bank, b) all the rights of the company over the amounts credited or deposited in said accounts, c) all the rights of the company over the product of the insurance and the product of the expropriation, as well, as over the product of the civil liability insurance or delays in the commissioning or business interruption of the company.

        In addition, the subsidiary Gener Argentina S.A.—parent company of TermoAndes and InterAndes—pledged the shares to guarantee the fulfillment of the aforementioned obligation.

        (v)    Potential Events of Default under the Negotiable Obligations

        During 2002, InterAndes requested that Deutsche Bank release certain funds existing in an account controlled by Deutsche Bank, which in accordance with the terms of the contract qualified for release. Deutsche Bank responded indicating certain potential events of default under the terms and conditions of the Trust Agreement and as such refused to release such funds.

        The Potential Events of Default mentioned by Deutsche Bank are as follows: i) non-compliance with respect to the insurance that InterAndes must keep during the term of the referenced financing; ii) non-compliance with respect to the insurance that TermoAndes must keep during the term of the financing and (iii) non-compliance with respect to the validity and effect of the guarantees granted by TermoAndes since, due to the suspension of the mortgage foreclosures set forth in Law 25,563, the mortgage granted by TermoAndes to the bank creditors for the Salta Plant could not be executed, affecting the rights of such creditors.

        On June 19, 2002, the company requested from Deutsche Bank and the other bank creditors a waiver to the aforementioned potential events of default. With respect to the non-compliance related to the insurance requirements, a letter from AON—the Company's insurance broker—was attached which stated: i) that the insurance policies required in the Trust Agreement were not commercially available in the international insurance market, and ii) that certain endorsements required in the Trust Agreement were not valid under Argentinean law. The waiver was not granted.

        According to the Trust Agreement, before and during a Potential Event of Default, Deutsche Bank, as loan administrator, may execute all the rights it is legally and contractually entitled to, including the following: i) acceleration of the payments owed under TermoAndes' Negotiable Obligations to make them immediately payable, with two days of prior notification; ii) possession of the Salta Plant and perform all of the necessary acts for its operation and maintenance; iii) set off any outstanding debt by TermoAndes with any cash existing in the trust accounts, and iv) exercise any other right allowed under other related agreements.

        To date, the creditors have not exercised any of the aforementioned rights. According to the Company's legal counsel, since the potential events of default do not relate to TermoAndes' failure to pay any principal or interest due under the Negotiable Obligations or any breach of contract by AES Gener S.A under the Power Purchase Agreement ("PPA"), there are reasons to believe that it is not in the creditors? interest to exercise such rights.

        Additionally, in the event of default, according to the Trust Agreement, Deutsche Bank, as TermoAndes' Depositary Bank, may directly pay TermoAndes' operating expenses in accordance with the instructions by the TermoAndes' Collateral Agent. On October 17, 2002, Deutsche Bank sent a letter to the Company informing it that it would request instructions from the other creditors to decide whether or not to exercise such right. Additionally, the same letter requested the opinion of TermoAndes on whether to proceed in such a manner.

        TermoAndes replied to such letter explaining the reasons why it would not be convenient to proceed in this manner. The main argument of such reply was the fact that TermoAndes considered that the event of default would cease shortly. At present, Deutsche Bank has neither exercised this right nor has it replied to the letter sent by TermoAndes.

        TermoAndes and InterAndes are currently working with their insurance advisors to solve the insurance issues and are also holding conversations with Deutsche Bank to modify the financing terms with respect to those endorsements which would be invalid under Argentinian law.

        As a consequence of these actions, in the TermoAndes and InterAndes insurance policy renewed in November 1, 2003, a series of endorsements required by the financing were included. These endorsements have been accepted by the insurance companies. The Company believes that the inclusion of these endorsements cures the event of default previously declared, but to date the Company has not received confirmation by Deutsche Bank that the default has been cured. According to the opinion of the Company's legal counsel, the legal and factual reasons used by TermoAndes are sufficiently strong and will result in the near-term declaration of the debt default null and void.

        (vi)    Natural Gas Purchase Agreement

        On August 4, 1997, TermoAndes S.A. entered into a gas supply agreement with the consortium integrated by Mobil Argentina S.A. (formerly, Ampolex Argentina S.A.), Compañía General de Combustibles S.A., Ledesma S.A., Tecpetrol S.A. and YPF S.A. (the Consortium) for a ten year term from January 31, 1999. This agreement includes monthly minimum gas purchase conditions under a take or pay clause (the minimum purchase amount must be paid equally at the end of the calendar year even if the minimum purchase amount is not requested), calculated over the base contracted capacity to be delivered by the producers.

        According to the gas supply agreement, TermoAndes may request from the vendors the application of the most favorable terms that they have agreed with third parties in gas sale contracts aimed at its exportation to the I and II regions of the north of Chile, the generation of electricity in such region and/or the consumption in a thermal plant installed in the province of Salta that exports electricity to such regions.

        Considering the agreement, TermoAndes has requested from the producers the exhibition of the contracts signed with third parties. The producers have not shown such contracts arguing confidentiality. Based of that non-fulfillment, the company has rejected the payment of the take or pay invoices received from Repsol YPF S.A. on August 21, 2003 that correspond to the years 2001, ThCh$3,740,940 (ThUS$6,300) and 2002, ThCh$2,850,240 (ThUS$4,800).

        Those invoices have been rejected because:

  a)
  the currency in which they were issued

  b)
  the volumes invoiced

  c)
  the prior breach of contract of the counter party with respect to its obligations under clause 15 of the contract.

        The latter would be admissible by virtue of the non-fulfillment of the obligations of the Producers, under the most favored nation clause by virtue of which TermoAndes is entitled to: i) access the gas supply agreements subscribed between the producers and third parties for the I and II regions of the north of Chile or power plant of the province of Salta and ii) opt for the most favorable conditions they may contain.

        The price established in the gas supply agreement was originally set in USA dollars and is currently paid in pesos at the parity of 1 US Dollar = 1 Argentinian Peso by TermoAndes without any provision over the amounts actually paid. Regardless, the Consortium claims the payment in US dollars from TermoAndes and has submitted a claim before the Secretariat of Energy based on an extensive interpretation of Decrees 689/02 and 1491/02, which provides for the dollarization of the gas and energy export contracts respectively. The claim request from

TermoAndes the payment in dollars. TermoAndes has rejected the claim with the corresponding writs. At the same time, TermoAndes has been negotiating with the producers within the framework of the provisions set forth in the Emergency Act, which negotiations have not been successful so far.

        Although the Emergency Act provided that the pesified contracts were adjusted by the CER, the producers have not billed or claimed such concept. If the producers do this, and based on the same regulation, TermoAndes could argue the no application of the CER because the gas value in the Argentinean market today is lower than the result of adjusting the pesified contract price times the CER.

        The legal advisors of the Company believe that the position of TermoAndes is correct according to the current legislation in force. As of December 31, 2003, TermoAndes has recorded ThCh$7,455,173 under "accounts payable" in current liabilities and a credit for the same amount under "long term accounts receivable".

        (vii)    Natural Gas Firm Transport Service

        TermoAndes and Transportadora de Gas del Norte S.A. ("TGN") agreed on a natural gas firm transport service for seventeen years starting on January 15, 1999. TGN is obligated to transport 2,800,000 cubic meters of natural gas a day from Chango Norte to Estación Torzalito.

        No guarantees under the contract are necessary if the Company or its shareholders maintain an Investment Grade Rating, defined as BBB or higher. In the event both TermoAndes and its shareholders lose the Investment Grade Rating, it must provide constitute a bank guarantee for an amount equal to the amount due for a year of service. The current rating of the Negotiable Obligations issued by TermoAndes and InterAndes is BBB+ (Arg) by Fitch and BBB- by Moody's; so, TermoAndes has not be forced to provide said guarantee.

        The contract price is established by a regulated tariff and an additional contribution. The tariff to be applied to the natural gas firm transport service shall be subject to modifications arising from the tariff schemes approved by the ENARGAS. The additional contribution established by the gas transport contract was originally set in US dollars and is currently paid in Pesos by TermoAndes. Without detriment of that, TGN claims from TermoAndes the payment in US dollars and it has submitted a complaint before the ENARGAS based on an extensive interpretation of Decrees 689/02 and 1491/02 that establish the dollarization of the electricity and gas export contracts, respectively. TermoAndes S.A. has rejected this claim with the corresponding arguments.

        On August 20, 2003, ENARGAS resolved in favor of TermoAndes and it ordered TGN to render the gas transport service between Campo Duran and Torzalito billing the charges of the original transport contract (STF No. 52) in Argentinean Pesos (Ar$) while the dispute is finally solved. Said preventive resolution has been appealed by TGN.

        The memorandum of the Legal and Technical Department of ENARGAS issued prior to the resolution left TermoAndes in an extremely favorable position not only with respect to the dispute about the transport service but it also gave the Company valid arguments for the existing disputes with the gas producers.

        While the resolution at issue is still in force, TermoAndes will continue paying in Argentinean pesos without having to pay any extra amount for the distance between Campo Durán and Chango Norte (STI No. 43).

        At the same time, TermoAndes is still negotiating with TGN within the framework established by the Emergency Act, which has not been successful so far.

b)    Contingencies associated with subsidiary Chivor in Colombia

        (i)    Syndicated Loan with Bank of America and others

        As part of the syndicated credit agreement with Bank of America NT & SA, Chivor executed a trust agreement with Lloyds Trust SA whereby it assigned to a special trust vehicle its rights pursuant to energy sales agreements and other income, however earned. The purpose of this trust is to guarantee the payment of Chivor's obligations under its credit agreement (the "Credit Agreement") and management by Lloyds Trust of said funds.

        Additionally, pursuant to the Credit Agreement, Chivor has certain restrictions concerning the payment of dividends, transactions with affiliates and purchases and sale of certain assets. Such restrictions are customary in these types of agreements.

        In accordance with the provisions set forth in the First Amendment to the Credit Agreement, Chivor agreed to exercise its legal ownership rights over the property deeds of the land plots where the La Esmeralda dam and facilities of the Chivor power plant are located. For this purpose, the properties were classified in two categories: the first, considered "necessary" for the plant's operation, comprised a total of 12 land plots which are legally owned by Chivor. The other category is named "other properties"; Chivor legally owns some of said plots, but merely exercises possession rights over others. Pursuant to Colombian Law, legal ownership can be acquired through long-term possession; as a result, legal procedures for acquiring legal ownership of such plots of land are ongoing. However, these processes do not have any effect whatsoever on the financial statements of the Company. The Company expects to perfect its ownership in such plots.

        Other collateral under the Credit Agreement includes (i) Chivor?s assets, (ii) a pledge over Chivor's shares owned by Energy Trade and Finance Corp., and (iii) an offshore trust agreement whereby an offshore trustee controls Chivor's monies held offshore.

        (ii)    Refinancing of syndicated loan

        On December 28, 2001, the Company sent to Bank of America a notice of default according to sections 7.1(f)(i); 7.1(f)(vii) and 11.5 of the Credit Agreement between Chivor and Bank of America.

        On July 6, 2002, Chivor initiated a prepackaged voluntary process under chapter 11 of the US bankrupty law, in the court of the Southern District of New York, United States of America. The only and exclusive purpose of such process was to refinance the external indebtedness agreement with Bank of America.

        The restructuring plan submitted to the court was approved by Judge Burton Lifland on August 13, 2002 and it was effective on the 27th of the same month, once all the predecessor conditions of the second amendment of the syndicated credit agreement were met.

        The conditions of the refinanced credit agreement included a term extension until 2006, LIBOR rate plus an incremental spread as the interest rate adjusted at the refinancing anniversary and incentives to participate in capital markets, among others.

        The guarantee structure of the Credit Agreement remained the same. The borrowings under the refinanced credit agreement are guaranteed by Chivor?s assets, its offices, a total pledge of Chivor shares and two mercantile trust agreements, with administration and payment sources performed by a local and a foreign trust entity.

        (iii)    Trials

        In the civil court of Guateque, five extra-contractual civil liability lawsuits were filed against Chivor for the construction of the tunnel for the deviation of the Negro and Rucio rivers to the Quebrada Trabajos. The claim of the plaintiffs is ThCh$123,306 (Col$600,000,000, ThUS$208) for the alleged damages caused in their properties.

        As of December 31, 2003, a provision for ThCh$123,306 (ThUS$208) is recorded.

        (iv)    Presumptive Income

        The DIAN (Colombian IRS) has required Chivor to pay presumptive income tax for the year 1999. As of December 31, 2003, unpaid income tax amounted to ThCh$2,062,912. The Company accrued for such unpaid tax and penalty interest.

        Chivor has objected to DIAN's decision and, if necessary, is prepared to submit the issue before the Administrative Courts. Chivor has indicated, among other legal and factual arguments, that a previous decision issued by the Director of the DIAN in 1995 determined that electricity generators were not subject to presumptive income and such concept should prevail over that used by the DIAN for its decision.

        As of December 31, 2003, the Company has recorded a provision of ThCh$1,187,600 (ThUS$2,000).

        In January 2004, the DIAN decided in favor of Chivor.

        (v)    Restrictions to dividend payments

        As mentioned above, Chivor may not distribute dividends nor pay any amounts whatsoever to affiliates; however, some specific exceptions apply.

c)     Contingencies and Covenants related to Eléctrica Santiago

        (i)    Deferred Customs Duties

        The Company has recorded an offset to its customs duties payable of approximately 11% of the capital and interest related to deferred customs duties that originated from importing capital goods related to the construction of the Nueva Renca Plant, based on the provisions set forth in Law No. 18,634 that empowers the Customs National Service to credit the duties owed if the production associated with such goods is being exported. As of December 31, 2003 and 2002, current obligations for deferred customs duties net of such benefit indicated in Law No. 18,634 amounted to ThCh$1,157,156 and ThCh$1,242,763. respectively.

        (ii)    Other Contingencies

  CSEC and Sociedad Eléctrica Santiago S.A.

        1) CSEC charged Sociedad Eléctrica Santiago S.A. a fine equivalent to ThCh$5,948 (200 UTA (Chilean Tributary Annual Unit)) for alleged breaches to its obligations to preserve the security and continuity of the service.

        On May 5, 2000, Sociedad Eléctrica Santiago S.A. provided a response was provided to the CSEC, based on the Article 18A of the Law No. 18,410 arguing that the referred fine was without effect. No decision has been resolved by the CSEC yet.

        In the Company?s opinion, the charges assessed by the CSEC and fuels to Sociedad Electrica Santiago S.A. are inadmissible.

        2) On January 12, 2000, the CSEC charged Sociedad Eléctrica Santiago S.A., for not providing the discounts that resulted from electrical energy deficits during the periods in which Rationing No. 287 was effective.

        On January 28, 2000, Sociedad Eléctrica Santiago S.A., responded to the charges formulated by the CSEC, but no reply has been received to date.

        In the event that these charges are rejected, Sociedad Eléctrica Santiago S.A. could be punished with a fine to Fiscal Benefit, possible of administrative replacement and/or claim to the Appeals Court of Santiago.

        In the Company's opinion, the charges presented by the CSEC against Sociedad Eléctrica Santiago are inadmissible.

The Regional Commission of Environment of the Metropolitan Region and Sociedad Eléctrica Santiago S.A.

        The Regional Environmental Commission for the Metropolitan Region imposed a penalty of ThCh$10,409 (350 UTM) for the eventual infringement of Resolution No. 007/96 on environmental qualification. Sociedad Eléctrica Santiago has presented a legal complaint in order to contest such sanction and it has asked the judge to withdraw the penalty since the infringement situation has not occurred. The Company has not accrued a provision for the contingency.

Other Contingences

        In October 2003, General Electric issued an invoice to Electrica Santiago related to costs associated with the repair of the Nueva Renca Plant gas turbine. Electrica Santiago contested the invoice because the Company claims that its insurance policy with insurer Cruz del Sur covers the related repair costs. No determination has been made by the insurance company as to whether the repairs were covered under the policy.

        The Company has recorded a provision of ThCh$890,700 (ThUS$1,500) related to this contingency.

Financial Covenants

        Sociedad Eléctrica Santiago must quarterly meet the following financial covenants established in the bond issuance agreement, inscribed in the Securities Registry under number 214, calculated based on its stand-alone financial statements:

  1.
  Lien Free Assets in excess of 125% of unsecured current liabilities.

  2.
  Indebtedness less than or equal to 1.75 times equity plus minority interest.

  3.
  Minimum equity no less than Unidades de Fomento "UF" 2 million (ThCh$33,840,000).

  4.
  Essential assets representing more than 40% of total assets may not be sold in a single or several transactions without previous authorization of the bond holders.

        As of December 31, 2003, Sociedad Eléctrica Santiago was in compliance with the covenants set forth above.

d)    Contingencies and Covenants related to Energía Verde

        d.1    Sawdust Pile Agreement

        The mutual supply agreement executed with Forestal Copihue S.A. in June 1994 establishes care and protection obligations for the sawdust pile to be used at the Constitución Plant by Energía Verde. This commitment is evidenced through insurance policies and the on-site supervision of personnel of the company.

        Additionally, it is established that the sawdust pile is the property of Forestal Copihue S.A. and it is only deposited in favor of Energía Verde, which implies that said sawdust pile is not an asset of the latter. No provision has been recorded for the ultimate restoration of this property as such cost has been determined to be insignificant.

        d.2    Deferred Customs Duties

        As of December 31, 2003 there is a current liability for customs duties subject to deferred payment totaling ThCh$182,227 (ThCh$219,931 in 2002), which originated from importing capital goods for the construction of the thermoelectric power plants in Constitución, Laja, Nacimiento and San Francisco de Mostazal. This liability will be maintained until it is offset by credits granted for exporting production resulting from the use of the imported capital goods, in accordance with Law No. 18,634.

        d.3    Bank Loan

        As of December 31, 2003, Energía Verde has a syndicated loan with Banco de Crédito e Inversions and Banco Scotiabank Sudamericano. The power plants located in Laja, Constitución and San Francisco de Mostazal were pledged as collateral for such loan.

        d.4    Guarantees granted

        Energía Verde pledged, in favor of Banco de Crédito e Inversiones and Banco Scotiabank Sudamericano, its assets, such as boilers, turbines, generators, conveyor belts, cooling water towers, water treatment systems, fans, electric and control systems located in the following plants: (i) Planta Termoeléctrica Constitución, VII Region, (ii) Planta Termoeléctrica Laja, located in Camino a Laja Km. 1.5, in Cabrero, VIII Region, (iii) Planta Térmica San Francisco de Mostazal, located in Longitudinal Sur Km. 63, San Francisco de Mostazal, VI Region.

e)    Contingencies and Covenants related to Norgener

        e.1    Deferred Customs Duties

        As of December 31, 2003, there is a current liability for customs duties of ThCh$192,267 (ThCh$1,907,993 in 2002) which will be offset by credits granted for exporting production resulting from the use of the imported capital goods.

        e.2    Mitsubishi credit—Banco de Chile

        In order to guarantee 50% of the financing of the construction of the thermoelectric plant Tocopilla (see note 18 b), Norgener gave Mitsubishi a stand-by letter of credit issued with Banco de Chile for up to US$50 million. To guarantee the amount of the stand-by letter of credit, Norgener pledged unit 2 in favor of Banco de Chile. The value of the guarantee as of December 31, 2003 is ThCh$10,391,500 (ThUS$17,500).

        e.3    Financial Restrictions

        Norgener must meet the following financial covenants established in the guaranty agreement, calculated based on its stand alone financial statements:

              i.  Ratio between Current Assets and Current Liabilities: 1.0 or more.

             ii.  Interest Expense Coverage Ratio: 2.0 or more.

            iii.  Ratio between Total Liabilities Less Equity to Tangible Net Worth: 1.3 or less.

        As of December 31, 2003, Norgener was in compliance with the covenants set forth above.

f)     Other

        As a result of restrictions imposed by the CDEC-SING for supply security reasons, the combined cycle TermoAndes has limited its dispatch to a fraction of its generation capacity. In the future, the eventual release of these restrictions will allow a higher dispatch, but it could be limited by the excess energy in the north of Chile. As a consequence, TermoAndes, Interandes and the transmission facilities of AES Gener in the north of Chile and those related to energy imports from Argentina have been negatively affected. The investments in Colombia, mainly Chivor, have been affected by regulatory changes that have reduced their revenues, as well as limitations in the electricity price and a low growth of the electricity demand.

Summary of Lawsuits and Contingencies

        The Company does not believe that the outcome of all claims and lawsuits will have a material adverse effect on the Company?s financial position or results of operations.

5)    CHANGE IN THE MONETARY REGIME AND DEVALUATION OF THE ARGENTINEAN PESO

        The Argentine Republic is facing a delicate economic scenario, with a high level of external indebtedness, a financial system in crisis, and an economic recession that has lasted for four years. This situation has generated a large decrease in the demand for products and services and an increase in the unemployment level. Moreover, the Argentine government's capabilities to meet its obligations and its potential for obtaining borrowings are affected by these circumstances.

        To address this crisis, from early December 2001, the national authorities implemented several monetary and exchange control measures that included restrictions of free availability of the funds deposited in banks and restrictions on transferring money overseas. Starting in January 2002, the Argentine government issued laws, decrees and regulations that implemented a profound change in the economic model in effect at the time. Since the approval of Law No. 25,561 (the Public Emergency and Exchange Regime Reform Law), by which power was granted to the executive branch of government to approve additional monetary, financial and exchange measures, diverse regulations have been dictated to attempt to overcome the economic crisis. The main aspects of such measures and the social and economic impact are summarized as follows:

  a.
  Implementation of exchange rate flotation, which led to a significant devaluation during the first months of 2002; the "pesofication" of certain current assets and liabilities maintained in foreign currency and the consequential domestic price increases.

  b.
  The pesofication of certain private agreements entered into on January 6, 2002 at an exchange rate of AR$1.00 per US$1.00 and subsequent adjustment by the CER (Reference Stabilization Coefficient published by the Central Bank of Argentina).

  c.
  The adjustment terms in U.S. dollars, for other foreign currencies and other index mechanisms were declared null and void, including contracts with the public administration. Prices and tariffs were converted at one AR$ to one US$. The government was also authorized to renegotiate dollar-denominated contracts.

  d.
  Restriction on the free availability of funds deposited in financial institutions.

  e.
  Suspension of the termination of labor agreements without justification and a penalty equal to the payment of double severance pay established under labor legislation, in case employment is terminated.

        Additionally, the Energy Department implemented three Resolutions, which modified the Mercado Eléctrico Mayorista or Electric Wholesale Market's (MEM) operating conditions. These Resolutions are: (a) Res. SE 2/02—pesofication of the obligations denominated in foreign currency set forth in the Procedures for Programming, Charge Dispatches, and Price Calculation (The Procedures); (b) Res. SE240/03—established ceiling for the Spot Market; and (c) Res. SE 406/03, which changes collection conditions corresponding to credits associated with electric energy provisions. Not withstanding, given Central Salta is not connected to the MEM, these measures will not affect TermoAndes.

        The future events in Argentina's economic crisis may require the modification of some measures or the issuance of additional regulations by the government.

        As for the natural gas and firm transportation and supply agreements subscribed by TermoAndes, they were timely agreed in U.S. dollars and are currently paid in Argentinean pesos by TermoAndes without any provision being made in excess of the amounts effectively paid. Although the Public Emergency Law provided for the pesofied contracts to be adjusted according to the CER, TermoAndes' suppliers have not invoiced nor claimed such concept to date. If this occurs, based on the same law, TermoAndes could argue against applying the CER because the value of gas in the Argentinean market today is lower than that resulting from adjusting the price of the pesofied contract with the CER. Notwithstanding, both gas suppliers and the gas transportation company have issued administrative complaints by which they intend to maintain prices and tariffs in U.S. dollars. Their argument is an extensive interpretation of Decrees 689/02 and 1491/02 which established the dollarization of the gas and electricity export agreements. In both cases, TermoAndes has rejected such position with the corresponding arguments. Additionally, TermoAndes has negotiated with the suppliers under the emergency laws, however to date, these negotiations have not been successful. No adjustments have been recorded to account for any liability related to payment of this obligation in any currency other than Argentina pesos as, in the opinion of management's counsel, it is unlikely that the company will be required to pay these obligations in US dollars.

        On August 20, 2003, ENARGAS (Ente Nacional Regulador de Gas or the Argentine Gas Regulatory Agency) resolved an argument in favor of TermoAndes, requiring transportation service provider, Transportadora Gas del Norte, to deliver gas transportation service between Campo Duran and Torzalito, invoicing the corresponding charges under the original transportation agreement (STF Na 52) in Argentine pesos (Ar$). TermoAndes, prior to and after the favorable ruling, is recording its obligations in Argentine pesos.

        The memorandum issued by the Legal and Technical Department of ENARGAS, which precedes the resolution extremely favors TermoAndes not only with respect to the dispute about transport, but also with valid arguments for the disputes with the gas producers. See further discussion at note 25 a (vi).

6)    TAKE-OR-PAY CONTRACTS

        To assure a long-term supply of natural gas through 2005, 2013 and 2022, the company and some of its subsidiaries have entered into take-or-pay contracts with natural gas suppliers and transportation, that require the payment of certain minimum amounts of gas whether it is consumed or not. The minimum payments required to be made, whether or not the Company and its subsidiaries are able to take delivery of the gas, are as follows:

	ThUS$	ThCh$
2004	59,649	35,419,576
2005	78,410	46,559,858
2006	80,854	48,011,105
2007	83,986	49,870,887
2008	85,980	51,054,924
Thereafter	541,703	321,663,241

Total	930,582	552,579,591

26.    FOREIGN CURRENCY

        A summary of the assets and liabilities in foreign currency is as follows:

Assets

		December 31,
	Currency	2002 ThCh$	2003 ThCh$
Current Assets
Cash	US$	1,713,315	2,345,612
Cash	Other currency	2,849,422	1,067,799
Time deposits	US$	22,763,614	9,917,672
Time deposits	US$	—	213,591
Marketable securities	US$	11,133	4,356,255
Marketable securities	Other currency	5,045,452	433,586
Trade account receivable	US$	3,673,974	454,923
Trade account receivable	Other currency	30,313,143	28,912,209
Miscellaneous accounts receivable	US$	595,199	95,549
Miscellaneous accounts receivable	Other currency	2,566,420	2,571,251
Accounts and notes receivable from related companies	US$	(21,183,032)	177,657,740
Accounts and notes receivable from related companies	Other currency	23,747,075	58,502
Inventories	US$	14,782,404	8,289,378
Inventories	Other currency	7,329,392	3,160,551
Recoverable taxes	US$	6,467	6,403
Recoverable taxes	Other currency	4,549,492	769,605
Deferred taxes	Other	733,123	1,218,440
Prepayments	US$	5,079,613	2,324,623

Prepayments	Other currency	1,649,848	49,108
Other current assets	US$	8,215,167	16,386,174
Other current assets	Other currency	8,596,014	31,121,778

Total current assets		123,037,235	291,410,749

Fixed Asset
Land	Other currency	6,109,468	6,057,325
Land	US$	2,388,292	1,961,013
Constructions and infrastructure	Other currency	374,808,601	375,512,669
Constructions and infrastructure	US$	442,892,717	360,074,119
Machinery and equipment	US$	276,088,764	232,020,357
Machinery and equipment	Other currency	738,129,202	727,732,536
Other fixed assets	US$	3,066,795	2,509,055
Other fixed assets	Other currency	50,689,673	47,820,987
Depreciation	US$	(73,299,886)	(76,842,936)
Depreciation	Other currency	(467,541,756)	(492,589,321)

Total fixed asset		1,353,331,870	1,184,255,804

Other noncurrent assets
Investments in related companies	US$	90,042,909	62,819,109
Investments in related companies	Other currency	32,508,916	54,517,826
Goodwill	US$	5,554,284	4,865,320
Goodwill	Other currency	3,840,434	3,441,928
Long-term receivable	US$	6,610,851	1,753
Long-term receivable	Other currency	27,343	7,460,370
Long-term receivable related companies	US$	222,364,229	3,030,514
Intangible	Other currency	5,909,735	5,932,016
Accumulated amortization of intangibles	Other currency	(4,123,833)	(4,319,893)
VAT Account receivable	Other currency	19,231,108	14,456,977
Others	US$	33,340,436	21,010,721
Others	Other currency	11,502,037	8,162,549

Total other noncurrent assets		426,808,449	181,379,190

General Total		1,903,177,554	1,657,045,743

  CURRENT LIABILITIES

		Less than 90 days				More than 90 days and less than 1 year
		December 31, 2002		December 31, 2003		December 31, 2002		December 31, 2003
	Currency	Amount ThCh$	Average interest rate	Amount ThCh$	Average interest rate	Amount ThCh$	Average interest rate	Amount ThCh$	Average interest rate
Short-term bank liabilities	US$	—	—	21,573	5.36%	12,391,617	—	4,195,871	4.38%
Short-term portion of long-term bank liabilities	US$	129,377	—	—	—	—	—	11,282,200	4.73%
Short-term portion of long-term bank liabilities	Other currency	16,549,836	—	—	—	—	—	1,337,257	6.36%
Bonds payable	US$	11,271,048	—	9,190,063	6.15%	691,269	—	22,319,422	5.16%
Bonds payable	Other currency	—	—	—	—	29,527,862	—	285,680	7.50%
Short-term portion of long-term liabilities	US$	5,893,742	11.40%	2,853,677	9.97%	4,094,639	—	999,983	9.77%
Short-term portion of long-term liabilities	Other currency(1)	352,949	—	2,800	15.36%	4,059,803	—	—	—
Dividends payable	US$	475	—	337	—	—	—	—	—
Dividends payable	Other currency	148,204	—	113,378	—	—	—	—	—
Accounts payable	US$	7,856,644	8.17%	7,661,483	8.17%	7,235,902	8.17%	2,867,581	8.17%
Accounts payable	Other currency	19,159,158	—	20,131,411	—	5,940,307	—	7,455,173	—
Sundry accounts receivables	US$	583	—	—	—	—	—	—	—
Sundry accounts receivables	Other currency	253	—	—	—	—	—	—	—
Accounts and notes payable to related companies	US$	176,529	—	524,304	—	—	—	—	—
Accounts and notes payable to related companies	Other currency	1,149,425	—	678,783	—	—	—	—	—
Provision	Other currency	1,700,253	—	2,102,699	—	5,782,331	—	4,708,091	—
Withholding taxes	US$	997,679	—	19,238	—	—	—	—	—
Withholding taxes	Other currency	178,948	—	615,986	—	—	—	5,163	—
Income taxes	US$	—	—	669,286	—	—	—	—	—
Income taxes	Other currency	231,540	—	870,821	—	—	—	1,289,795	—
Unearned income	Other currency	386,259	—	40,146	—	—	—	—	—

Totals current liabilities		66,182,902		45,495,985		69,723,730		56,746,216

  LONG TERM LIABILITIES

2002		From 1 to 3 years		From 3 to 5 years		From 5 to 10 years		More than 10 years
	Currency	Amount ThCh$	Average interest rate	Amount ThCh$	Average interest rate	Amount ThCh$	Average interest rate	Amount ThCh$	Average interest rate
Bank liabilities	US$	230,123,630	3.29%	9,072,437	3.29%	—	—	—	—
Bank liabilities	Other currency	753,167	—	—	—	—	—	—	—
Bonds	US$	445,456,558	6.07%	199,265,505	8.00%	16,693,310	8.00%	—	—
Bonds	Other currency	—	—	238,757	7.5%	1,239,702	7.5%	16,887,496	7.5%
Long-term notes payable	US$	2,483,663	—	—	—	—	—	—
Long-term notes payable	Other currency	11,784	18.87%	—	—	—	—	—	—
Provisions	US$	3,324,048	—	—	—	—	—	—	—
Provisions	Other currency	18,151,375	—	—	—	—	—	23,442	—
Deferred tax	Other currency	—	—	4,000,343	—	—	—	—	—
Other long-term liabilities	US$	17,308,053	10.39%	10,562,864	9.64%	—	—	—	—

Total		717,612,278		223,139,906		17,933,012		16,910,938

2003		From 1 to 3 years		From 3 to 5 years		From 5 to 10 years		More than 10 years
	Currency	Amount ThCh$	Average interest rate	Amount ThCh$	Average interest Rate	Amount ThCh$	Average interest rate	Amount ThCh$	Average interest rate
Bank liabilities	US$	169,589,268	4.54%	—	—	—	—	—	—
Bonds	US$	459,239,010	5.90%	38,629,799	4.77%	6,828,699	8.00%	—	—
Bonds	Other currency	101,063	7.50%	312,377	7.50%	1,424,072	7.50%	16,537,608	7.5%
Long-term notes payable	US$	617,522	6.50%	—	—	—	—	—	—
Provisions	US	$12,966,388	—	—	—	2,552,249	—	—	—
Provisions	Other currency	—	—	402,218	—	5,784,542	—	—	—
Deferred tax	Other currency	3,744,250	—	5,312,386	—	—	—	38,466	—
Other long-term liabilities	US$	15,038,508	—	—	—	—	—	—	—

Total		661,296,009		44,656,780		16,589,562		16,576,074

27. OPERATING REVENUE

      Operating revenue is generated primarily from the sale of electrical energy and capacity on the domestic market, and is detailed as follows:

Customers	2001 ThCh$	2002 ThCh$	2003 ThCh$
Sales to Chilectra S.A.	82,281,465	84,183,133	87,048,622
Sales to Chilquinta S.A.	33,920,661	35,922,335	34,508,574
Sales to Minera Escondida	54,014,672	54,586,797	52,574,599
Sales to CDEC	4,840,982	19,428,736	15,439,734
Sales to Interconexión Eléctrica S.A. ISA (Colombia)	25,522,643	28,135,233	29,447,446
Sales to Colombian customers	35,310,865	46,488,366	39,222,625
ACG Frequency regulation service	10,863,202	6,991,410	9,993,878
Sales to other customers	70,664,692	61,628,034	63,119,340
Sales of fuel, technical advice and others	43,574,604	36,892,465	30,977,073

Total	360,993,786	374,256,509	362,331,891

        The distribution of energy and capacity to customers in Chile is based on the contracts in force for the period and the sales prices are those established by the tariff regulations of the Ministry of Economy, Development and Reconstruction.

        In Chile, Argentina and Colombia, the contracts with non-regulated customers are defined through negotiation with the counter parties. In addition, sales in the spot market are defined by the current market prices in the respective countries.

        Operating revenue includes energy, capacity, transmission and other services supplied and not billed amounting to ThCh$30,481,960 in 2001, ThCh$23,017,467 in 2002 and ThCh$26,069,766 in 2003. These amounts are included in Trade accounts receivable at December 31st, of each year.

        Sales of energy and capacity to other customers are related to Hidroeléctrica Guardia Vieja S.A., Pilmaiquén S.A., Compañía Minera Disputada Las Condes S.A., Cemento Polpaico S.A. and others.

        The companies that sold electricity in the Argentinean Market and contracted Argentine customers (Central Puerto and Hidroneuquén) were sold in 2001.

28. OPERATING EXPENSES

        These items are detailed as follows:

	Year ended December 31,
	2001 ThCh$	2002 ThCh$	2003 ThCh$
Variable costs
Purchases of energy	68,214,047	64,108,554	73,008,494
Purchases of capacity	17,906,053	13,909,923	12,775,176
Use of transmission system	14,732,211	12,203,086	11,971,601
Fuel consumption	52,235,639	35,972,026	44,096,191
Costs of fuel sales	26,049,254	27,021,533	17,959,663
Costs of technical consultants and others	14,616,634	9,521,877	6,685,555

Total variable costs	193,753,838	162,736,999	166,496,680

Fixed Costs
Energy production	16,917,525	21,284,003	22,836,665
Depreciation	46,926,463	50,065,199	45,980,540

Total fixed costs	63,843,988	71,349,202	68,817,205

Total Operating costs	257,597,826	234,086,201	235,313,885
Total administration and sales costs	30,323,940	21,120,596	17,064,745

Total	287,921,766	255,206,797	252,378,630

          Administration and sales costs

	Year ended December 31,
	2001 ThCh$	2002 ThCh$	2003 ThCh$
Salaries and employee benefits	6,276,024	4,997,969	5,115,675
Staff Severance indemnities	7,925,305	363,524	192,369
Depreciation	24,699	5,343	2,196
External services	10,505,454	8,148,292	5,976,838
Insurance	911,132	2,531,107	2,748,664
System and comunication	525,851	612,732	1,111,656
Municipality taxes and other	1,178,129	1,710,046	1,160,005
Other	2,977,346	2,751,583	757,342

Total	30,323,940	21,120,596	17,064,745

29.    NON-OPERATING INCOME AND EXPENSES

        The detail of non-operating income and expenses is as follows:

	Year ended December 31,
	2001 ThCh$	2002 ThCh$	2003 ThCh$
Financial Income
Interest on notes receivable	11,478,194	32,088,937	21,259,726
Other financial income	6,123,924	4,226,242	1,533,795

	17,602,118	36,315,179	22,793,521

Gain on Investments In Related Companies
Equity share in net income of related companies (1)	8,541,384	1,799,119	9,835,946
Equity share in net loss of related companies (1)	(7,973,438)	(2,184,180)	(18,901)
Amortization of goodwill	(1,144,957)	(995,061)	(753,016)
Negative amortization of goodwill	2,209,345	—	—

	1,632,334	(1,380,122)	9,064,029

Other non-operating income
Gain on sale of investments	72,415,897	—	—
Gain on sale of property, plant and equipment and others	—	2,434,867	601,507
Fee and surcharge on Gas Andes contract	—	457,504	741,084
Forward	4,610,486	1,123,002	197,430
Other income	2,693,200	2,786,495	1,334,213

Other non-operating income (2)	79,719,583	6,801,868	2,874,234

Total non-operating income	98,954,035	41,736,925	34,731,784

Financial expenses
Interest on bank loans	(22,836,541)	(20,025,924)	(10,053,494)
Interest on bonds	(45,894,823)	(47,962,356)	(41,646,788)
Miscellaneous interest and commissions	(5,568,068)	(5,453,663)	(3,154,992)
	(74,299,432)	(73,441,943)	(54,855,274)

Other non-operating expenses (3)	(65,412,340)	(30,157,396)	(15,774,621)

Total non-operating expenses	(139,711,772)	(103,599,339)	(70,629,895)

(1)
These amounts include unrealized gains of loss of the following companies:

	Year ended December 31,
	2001 ThCh$	2002 ThCh$	2003 ThCh$
Empresa Eléctrica Guacolda S.A.	88,040	59,103	59,103
Puerto Ventana S.A.	(336,471)	—	—
Petróleos, Asfaltos y Combustibles S.A.	22,262	—	—

	(226,169)	59,103	59,103
(2) OTHER NON-OPERATING INCOME
Gain on the sale of participation in Central Puerto S.A.	62,099,448	—	—
Gain on sale of fixed assets	—	—	601,507
Gain on the sale of Puerto Ventanas S.A.	10,316,449	—	—
Reversal of provision in SIGEN S.A. investment	627,985	—	—
Reimbursement from insurance company to subsidiary	—	503,524	—
TNG advance interest	25,502	112,642	—
Interest for client's default	21,819	141,001	—
Gain on Forwards settlement	4,610,486	1,123,003	197,430
Fee Gas Andes	—	—	346,323
TermoAndes debt	—	—	174,286
Sale land and building Club de Campo Maipú	—	1,210,523	—
Sale buildings Miraflores #222 floor 4th to 7th	—	1,224,344	—
Other	2,017,894	2,486,831	1,554,688

Total other non-operating income	79,719,583	6,801,868	2,874,234

(3) OTHER NON-OPERATING EXPENSES
Loss from sales and write-offs of property, plant and equipment	690,994	1,355,874	303,121
Loss from sales of land and building	—	3,743,811	—
Amortization of intangible assets	7,539,870	196,060	196,060
Amortization of bond issue discount and expenses	5,591,925	2,876,376	2,876,741
Taxes on interest payments	631,869	681,320	555,108
Bond conversion provisions	3,733,339	4,044,352	449,559
Loss on purchase rights	112,241	—	—
Customs and duty rebates	1,147,179	299,351	(157,896)
Loss on sale of investment in Agencias Universales S.A.	1,857,292	—	—
Post-retirement pension plan post retirement benefits	969,087	772,212	2,383,121
Loss on sale of investment in Hidroneuquén S.A.	19,128,432	—	—
Loss on sale of investment CCNI	6,927,463	—	—
Loss on forward	—	1,769,701	1,582,755
Loss on sale of investment in Ecogener and Explotaciones Sanitarias S.A.	—	1,465,766	—
Provision for loss sale Carbones del Cesar Ltda.	—	1,385,955	383,931
Loss on sale of data base of Oilgener Inc. and Fell-Block	8,410,124	4,662,201	—
Research and development expenses	—	82,432	2,600
Rio Maipo Security loss	—	132,563	—
Write-off interest receivable from a former subsidiary	—	1,588,633	—
Supplies and invetories write-off	—	—	3,725,975
TermoAndes and InterAndes swap loss	—	—	1,427,889
Other non-operating expenses of subsidiaries	8,672,525	5,100,789	2,045,657

Total other non-operating expenses	65,412,340	30,157,396	15,774,621

30.    MINORITY INTEREST

       As described in Note 1(a), AES Gener S.A. consolidates its financial statements with those of its subsidiaries in which other companies have a minority interest.

        Amounts recorded related to minority shareholders as of December 31, 2001, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 are as follows:

	Minority interest
	Percentage minority Interest As of December 31,			Participation in equity December 31,		Participation in net income (loss) for the year ended December 31,
Subsidiary	2001%	2002%	2003%	2002 ThCh$	2003 ThCh$	2001 ThCh$	2002 ThCh$	2003 ThCh$
Norgener S.A.	0.01	0.01	0.01	12	1	—	(1)	—
Energía Verde S.A.	0.01	0.01	0.01	13	2	(2)	(1)	—
Chivor S.A. E.S.P. (Colombia)	0.02	0.02	0.02	46,548	40,599	307	(1,155)	(2,515)
Sociedad Eléctrica Santiago S.A.	10.00	10.00	10.00	5,651,038	5,944,452	(471,148)	(739,437)	(697,108)
Servicios de Asistencia Técnica S.A.	0.10	0.10	0.10	(57)	(538)	1,491	(1,264)	(1)
New Caribbean S.A. (Dominican Republic)	49.99	49.99	49.99	1,116,523	1,034,016	(1,177,990)	(1,094,042)	(1,331,161)
Petróleos, Asfaltos y Combustibles S.A	2.10	2.10	2.10	81,680	72,979	(3,485)	(6,260)	8,700
Inversiones Termoenergía de Chile Ltda	0.01	0.01	0.01	1,279	(1,269)	(5)	520	20
Genergía S.A.	—	0.01	0.01	—	(888)	—	—	22
Gener Blue Water (Cayman Islands)	—	0.01	0.01	—	(8.120)	—	—	20
Genergia Power Ltd. (Cayman Islands)	—	0.01	0.01	—	(1)	—	—	22

Total				6,897,036	7,081,233	(1,650,832)	(1,841,640)	(2,022,001)

31.    ENVIRONMENT COSTS

      In connection with the environment, the Company incurred in the following costs during 2001, 2002 and 2003.

	2001 ThCh$	2002 ThCh$	2003 ThCh$
Air quality measuring station	30,288	47,296	34,707
Noise measuring	3,921	20,857	5,380
ISO 14001	21,882	15,562	4,860
Ashes	45,934	16,572	76,063
Gas emanation measuring	95,588	48,286	49,983
Maritime evaluation	10,613	10,215	8,565
Electrostatic Precipitators	33,179	4,264	17,901
Enviroment Measuring	—	—	145
Waste water System	—	7.116	4.894
Road improvements	13,307	4.398	2.263
Others	4,443	7,901	2,342

Total	259,155	182,467	207,103

        All costs that represent acquisitions, construction or improvements to property, plant and equipment have been capitalized.

        Chivor S.A. is regulated by the Colombian Law 99 of 1993, which requires routine payments each year by electricity generators. During year 2003 and 2002, Chivor S.A. paid ThCh$ 2,144,373 (ThUS$3,611) and ThCh$2,398,952 (ThUS$4,040) as required under this law.

32.    CASH FLOW STATEMENTS

        As of December 31, 2003, the item called "other investing activities" in the cash flow statement does not exceed 10% of the total of the item, whose explanation is required by Ordinance No. 1501.

        The total balance of cash and cash equivalents is comprised of the following items as of December 31, 2002 and 2003:

	As of December 31,
	2002 ThCh$	2003 ThCh$
Cash	4,562,736	3,413,411
Time Deposits	22,763,614	10,012,004
Money Market Funds	4,799,400	4,611,889
Other Current Assets (Commercial paper)	8,227,426	39,121,604

Total	40,353,176	57,158,908

        The breakdown of other investment disbursements as of December 31, 2002 is as follows:

As of December 31, 2002 ThCh$
Sale of investments for trust accounts with liquidation restrictions (Colombia)	6,209,884
Placement of investments in trust accounts with liquidation restrictions (Colombia)	(9,396,810)
Fell Block Intangible payments	(2,274,448)

Total Other Investing Activities	(5,461,374)

33.    INSURANCE CONTRACTS

AES Gener S.A.

        As of December 31, 2003, AES Gener S.A. had all insurance risk in place for its generation facilities which covers property damage, machine breakdown and business interruption. In addition, AES Gener S.A. holds public liability and transportation insurance policies in order to provide adequate protection for its assets and commercial operations. The current insurance policies are effective until April 2004.

Norgener S.A.

        As of December 31, 2003, Norgener S.A. had all insurance risk in place for its generation facilities which covers property damage, machine breakdown and business interruption. In addition, Norgener S.A. holds public liability and transportation insurance policies in order to provide adequate protection for its assets and commercial operations. The current insurance policies are effective until April 2004.

Energía Verde S.A.

        As of December 31, 2003, Energía Verde S.A. had all insurance risk in place for its generation facilities which covers property damage, machine breakdown and business interruption. In addition, Energía Verde S.A. holds public liability and transportation insurance policies in order to provide adequate protection for its assets and commercial operations. The current insurance policies are effective until April 2004.

Sociedad Eléctrica Santiago S.A.

        As of December 31, 2003, Sociedad Eléctrica Santiago S.A. had all insurance risk in place for its generation facilities which covers property damage, machine breakdown and business interruption. In addition, Sociedad Eléctrica Santiago S.A. holds public liability and transportation insurance policies in order to provide adequate protection for its assets and commercial operations. The current insurance policies are effective until April 2004.

Chivor S.A. E.S.P.

        As of December 31, 2003, Chivor S.A. E.S.P. had all insurance risk in place for its generation facilities which covers property damage, machine breakdown and business interruption and also includes coverage for sabotage and terrorism. In addition, Chivor S.A. E.S.P. holds general and employer's liability insurance policies.

        The expiration of the current insurance policies runs through 2004; Chivor?s most relevant insurance policies expire on April 4, 2004 and January 13, 2005.

InterAndes S.A.

        As of December 31, 2003, InterAndes S.A. had in place directors' and officers' and public liability insurance policies with expiration dates until November 29, 2004 and June 22, 2004, respectively.

TermoAndes S.A.

        During 2003, TermoAndes S.A. maintained all insurance risk to cover property damage, machine breakdown and business interruption. The expiration date of this policy is April 4, 2004. As of December 31, 2003, TermoAndes S.A. had in place directors', officers' and public liability insurance policies with expiration dates until November 29, 2004 and June 22, 2004, respectively.

34.    SUBSIDIARIES NOT CONSOLIDATED

        In accordance with the official Circular No. 981 of the SVS issued on December 28, 1990, AES Gener S.A. does not consolidate Compañía de Carbones del Cesar Ltda., Oilgener Inc. and Energen.

        A summary of the financial statements is as follows:

	December 31,
	Oilgener Inc.		Cía. Carbones del Cesar Ltda.		Energen S.A.
	2003 ThCh$	2002 ThCh$	2003 ThCh$	2002 ThCh$	2003 ThCh$	2002 ThCh$
Current assets	3,425	13,781	3,441	5,072	368	7,349
Non-current assets	—	11,455	2,659,581	3,785,678	3,420	3,352

Total assets	3,425	25,236	2,663,022	3,790,750	3,788	10,701

Current liabilities	—	—	7,726	—	10,872	18,990
Long term liabilities	—	—	—	—	—	—
Shareholder's equity	3,425	25,236	2,655,296	3,790,750	(7,084)	(8,289)

Total liabilities and shareholder's equity	3,425	25,236	2,663,022	3,790,750	3,788	10,701

Net sales	—	—	—	—	—	—
Gross profit	(463,304)	(4,529,463)	—	—	(3,500)	(40,327)

Net income (loss)	(463,304)	(4,529,463)	—	—	(3,500)	(40,327)

35.    CORRECTION OF AN ERROR

        a)     Subsequent to the filing of its December 31, 2002 financial statements, the Company determined that an error was made in accounting for the accrual related to the tax deductible net loss for years 2001 and 2002, which resulted in a higher tax loss carryforward for those years.

        This increase in the tax loss carryforward resulted in the recognition of a higher deferred tax asset by ThCh$3,138,513 and ThCh$2,834,887 for the years 2001 and 2002, respectively.

        The statutory report filed with the SVS for the year ended December 31, 2003 reflected this effect as an increase in beginning retained earnings as of December 31, 2003.

        For 20-F purposes the Company has modified the Chilean financial statements previously filed with the SVS to recognize the error as a deductible net loss in the years 2001 and 2002.

        A summary of the significant effects of the correction is as follows:

	As of December 31, 2001		As of December 31, 2002
	As previously reported ThCh$	As restated ThCh$	As previously reported ThCh$	As restated ThCh$
Balance Sheet Data:
Deferred tax liabilities	8,637,604	5,499,091	9,973,743	4,000,343
Total long-term liabilities	801,302,141	798,163,628	981,569,534	975,596,134
Retained earnings	928,267	928,267	—	3,138,513
Total shareholders' equity	744,931,741	748,070,254	778,804,352	784,777,752
Income Statements:
Income taxes	(10,187,774)	(7,049,261)	(4,498,298)	(1,663,411)
Net income (loss)	(5,229,957)	(2,091,444)	32,740,563	35,575,450

        b)    Subsequent to the filing of its December 31, 2003 financial statements, the Company determined that an error was made in the disclosure in the Chilean GAAP financial statements related to the omission in Note 24 of the treasury lock agreements and to the reduction in value of the treasury lock agreements for the period from January 1, 2004 to March 12, 2004. These 2003 Chilean GAAP financial statements reflect a modification in order to disclose the treasury lock agreements and their subsequent reduction in value that were not included in Notes 7 and 24. In addition, Note 36 of the Subsequent Events was also modified.

36.    SUBSEQUENT EVENTS

        1.    Changes in the Chilean Electricity Law

        In May 2002, the Chilean Ministry of Economy and Energy sent to the Chilean Congress a bill known as the Ley Corta, or the Short Law, which was approved by the Chilean Chamber of Deputies on January 22, 2004. The Short Law establishes amendments to the existing Electricity Law, principally in relation to tolls charged for the use of high voltage and transmission systems; the reduction of the minimum demand required to be considered as an unregulated customer from 2MW to 0.5 MW; the reduction of the floating band for regulated price from 10% to 5%; the incorporation of elements to create an ancillary services market; and the pricing mechanism for small and medium-sized electricity systems.

        In addition to the amendments to modify the procedures used to determine transmission tolls, the Short Law contains other important modifications, including a reduction in the minimum demand requirement for a customer to qualify as an unregulated customer and a reduction of the range outside of which the node price must fall in order to be subject to re-adjustment. The Short Law will reduce the minimum demand requirement from the current level of 2 MW to 0.5 MW. Such modification will provide generation companies with a larger unregulated customer base and will allow them to sell electricity to those customers directly, rather than to regulated distributors that resell the energy to those customers. The previous law required that the difference between regulated node prices and the actual prices charged to unregulated customers, on average, not exceed 10%. If the prices determined by the Chilean regulatory agency did not meet this requirement, the node price was adjusted upward or downward to fall within a range of 10%. The Short Law reduces the range to 5%, effectively moving the regulated price closer to unregulated market prices.

        The modifications contained in the Short Law maintain or improve our position, with regard to both our current status and projected development, in particular, the issues related with transmission tolls. In addition, the Regulations to the Electricity Law, Supreme Decree No. 327, which was modified on October 9, 2003 with respect to the clarification of the methodology utilized to calculate transmission tolls and the procedures to be used during rationing periods, will be replaced by the Short Law.

        2.    Events occurring after the original issuance of the financial statements:

a)
On January 30, 2004, the Board of Directors of the Company called a general shareholders meeting for February 19, 2004. The meeting was held on February 19th during which a dividend of Ch$10 per share was declared.

b)
On February 24, 2004, a subsidiary of the Company, Norgener S.A. and its customer Minera Escondida Limitada settled through arbitration a lawsuit which had been filed by Minera Escondida Limitada in December of 2002.

  The settlement included the following: 1) the extension of the contract for 62 MW which originated in June 1993 and the 1994 110 MW contract through 2015; 2) a reduction in the price charged to Minera Escondida Limitada from July, 2004; 3) an upfront payment to be made by Minera Escondida Limitada; and 4) entry into a third contract from 2004 to 2015 for up to 80 MW, which is subject to the completion of AES Gener S.A. of its financial restructuring plan.

c)
On February 27, 2004, Inversiones Cachagua Limitada fully paid off the Note Receivable which AES Gener S.A. held.

  As a result of the payment: 1) the Note was cancelled, 2) Inversiones Cachagua Limitada's guarantee of payment on the note with its shares in AES Gener S.A. was released.

  In conjunction with the financial restructuring plan of AES Gener S.A., Inversiones Cachagua Limitada has informed AES Gener S.A. that none of its shares in AES Gener S.A. guarantee or collateralize any Inversiones Cachagua Limitada's obligations.

d)
As of March 1, 2004, a tender offer for the yankee notes has been accepted for approximately ThUS$142,500 representing 72.62% of the total amount issued.

e)
On March 3, 2004, certain amendments were made to the Convertible Note Agreement for Series M. They included: 1) lifting of the necessity of authorization or a representative of the holders of the convertible notes in Chile to complete a tender offer to the U.S. convertible note holders; 2) certain requirements that the amount of proceeds from the financial restructuring be equal to the paydown amount of the convertible notes; 3) an increase in the call premium to 3.5785%; and 4) extension of the tender offer time period.

  For Series L: 1) the call premium was increased to 4.98% (including accrued interest 5.0785%); and 2) the tender offer period was extended.

f)
On March 10, 2004, the shareholders declared null and void a previously approved capital increase and amended the amount of the increase to $125 million U.S.

g)
On March 11, 2004, the Company requested the arbitration of the International Chamber of Commerce related to its dispute with Coastal Itabo Ltd., its joint venture partner in ITABO.

  The Chamber admitted the arbitration request and, on March 12, 2004, it resolved that the Company propose the name of the arbitrator within the following 10 days. The arbitration request is based on the fact that Coastal Itabo Ltda, has alleged an event of default on the Company's part in accordance with the joint venture agreement.

h)
In connection with the offering of the notes, under the financial restructuring plan, the Company entered into treasury lock agreements (the "Agreements") with an affiliate of the initial purchaser of such notes in a notional amount of ThUS $400,000 (ThCh$237,520,000) to hedge the interest rate variability risk associated with the changes in the U.S. Treasury rate. As of December 31, 2003, the notional amount of these agreements was ThUS$200,000 (ThCh$18,760,000) and, as of March 12, 2004 the "lock" date, the notional amount was ThUS$400,000 (ThCh$237,520,000). The Agreements were entered into in December 2003 and in February 2004 in contemplation of the offering of notes and have been extended on several occasions. Since the date of the Agreements, the yield on the benchmark 10-year U.S. treasury note has decreased. On the "lock" date, the reduction in value for such treasury lock agreements was ThUS$22,100 (ThCh$13,140,000). Based on the December 31, 2003 fair market value calculation, the aggregate mark-to-market adjustments associated with the Agreements represented a reduction in value to the Company approximately ThUS$1,600 (ThCh$950,000) (ThUS$1,300 post-tax (ThCh$772,000)). On the closing date of the notes, the Company will be required to pay the actual loss amount to the counterpart. Under Chilean GAAP, the Company will amortize the cost associated with these transactions over the life of the notes. Under U.S. GAAP, the loss is recognized immediately in income due to the fact that the Agreements did not meet the hedge documentation requirement. With the transactions described above, the Company effectively locked in the 10-year U.S. treasury note rate in connection with the issuance of the notes at an average rate of 4.37%.

i)
On March 12, 2004, the Company priced ThUS$400,000 of Senior Notes due in 2014 at a rate of 7.50%. The placement of these notes will take place on March 22, 2004.

37.    DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

I. Reconciliation of Chilean GAAP to U.S. GAAP

        The Company's consolidated financial statements have been prepared in accordance with Chilean GAAP, which varies in certain respects from U.S. GAAP. Such differences involve methods for measuring the amounts shown in the consolidated financial statements as well as additional disclosures required by U.S. GAAP. The principal differences between Chilean GAAP and U.S. GAAP for the Company are quantified in paragraph (v) and described below in the paragraphs preceding paragraph (v).

        Under Chilean GAAP, financial statements are restated to reflect the full effects of the gain (loss) in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method is based on a model that enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of local currency, by restating all non-monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the year-end.

        Under U.S. GAAP, financial statements are presented assuming that the U.S dollar is the functional currency of Gener. Accordingly, the effect of price-level changes is eliminated in the reconciliation to U.S. GAAP.

a)    Interest Rate Hedge

        The Company entered into forward treasury lock agreements in a notional amount of US$200 million commencing in December, 2003 and an additional US$200 million in February, 2004 to hedge against the underlying interest rate of the notes. These agreements were entered into in December 2003 and in February 2004 in connection with an offering of senior notes which will close on March 22, 2004. Since the date of these agreements, the yield on the benchmark 10 year US treasury note has decreased, which has resulted in a decrease in value to the Company. See notes 7 and 36 of the restated Chilean GAAP financial statements. On the closing date of the notes, we will be required to pay the actual loss amount to the counterparty, which is US$22.1 million (ThCh13,140). Under Chilean GAAP, the cost associated with these transactions is amortized over the life of the notes.

        Under U.S. GAAP, as the treasury lock agreements do not qualify as a "hedge", the mark-to-mark adjustment is recognized through the income statement.

  (i)
  Subsequent to the issuance of the Company's December 31, 2003 consolidated financial statements, management determined that the Company's reconciliations of net income and shareholders' equity from Chilean GAAP to U.S. GAAP did not include the mark-to-market adjustment for the treasury lock agreements as of December 31, 2003. Therefore, the reconciliations of net income and shareholders' equity to U.S. GAAP as of and for the year ended December 31, 2003 has been restated to include such adjustment.

  (ii)
  The effect of the restatement is shown in the table below:

Year Ended December 31, 2003 ThCh$
U.S. GAAP net income as previously reported	20,347,612
Impact of restatement for omission of adjustment for treasury lock agreements (Note 36)	(985,242)
Tax effect in current year	167,490

U.S. GAAP net income as restated (Note 37v.)	19,529,860

Earnings per share under U.S. GAAP as previously reported (Chilean Pesos)	3.5869
Earnings per share under U.S. GAAP restated (Chilean Pesos)	3.4427
U.S. GAAP Shareholders' Equity as previously reported	359,767,234
Adjustment for omission of adjustment for treasury lock agreements	(817,751)

U.S. GAAP Shareholders' Equity as restated	358,949,483

b)    Functional and reporting currency:

        Under Chilean GAAP, financial statements are adjusted for the effect of changes in the purchasing power of the Chilean currency during each period and presented in constant Chilean pesos ("reporting currency"), as mentioned in Note 1. Transactions are recorded in Chilean pesos by applying to the foreign currency amount the exchange rate between the reporting and the foreign currency at the date of the transaction. Exchange rate differences arising on the settlement of monetary items at rates different from those at which they were originally recorded are recognized in the income statement of the period. In accordance with Technical Bulletin 64 ("BT64"), the financial statements of foreign subsidiaries that operate in countries exposed to significant risks, and are not considered to be an extension of the parent company's operations, must be remeasured into U.S. dollars. The Company has remeasured its foreign subsidiaries into U.S. dollars under this requirement as follows:

  •
  Monetary assets and liabilities are translated at year-end rates of exchange between the U.S. dollar and the local currency.

  •
  All non-monetary assets and liabilities and shareholders' equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

  •
  Income and expense accounts are translated at average rates of exchange between the U.S. dollar and local currency.

  •
  The effects of any exchange rate fluctuations are included in the results of operations for the period.

        Under BT 64, the investment in a foreign subsidiary is price-level restated, the effects of which are reflected in income, while the effects of the foreign exchange gain or loss between the Chilean peso and the U.S. dollar are reflected in equity in the account "Cumulative Translation Adjustment"; as the foreign investment itself is measured in U.S. dollars.

        Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency. Upon the acquisition of the Company by AES Corporation (AES) in 2000, management determined the U.S. dollar as the Company's functional currency in accordance with the Statement of Financial Accounting Standards ("SFAS") No. 52.

        Subsequent to the issuance of the Company's December 31, 2002 consolidated financial statements, management determined that the Company's reconciliation of net income and shareholders' equity from Chilean GAAP to U.S. GAAP were not prepared assuming that the U.S. dollar was the functional currency, but rather continued to reflect the Chilean Peso as the functional currency. Therefore, the reconciliation of net income and shareholders' equity to U.S. GAAP as of and for the years ended December 31, 2001 and 2002, have been restated to give effect to the identification of the U.S. dollar as the functional currency.

        Accordingly, the Company has remeasured into U.S. dollars the consolidated financial statements as of and for the years ended December 31, 2001, 2002 and 2003 and translated these financial statements into the reporting currency, the Chilean Peso, by applying the procedures specified in SFAS No. 52.

        Translation adjustments for periods prior to January 1, 2001 were not removed from equity and the translated amounts for non monetary assets at December 31 2000 became the accounting basis for those assets starting January 1, 2001. In addition, price-level adjustments reflecting the effect of changes in the purchase power of the Chilean peso recorded prior to January 1, 2001 in the amount of ThCh$225,029,951 were reversed.

        The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in U.S. dollars. Accordingly, monetary assets and liabilities are remeasured at the balance sheet date (current) exchange rate. Non-monetary assets are recorded at their historical exchange rate at the time of purchase. Past transactions in currencies other than the U.S. dollar are remeasured at the exchange rates in effect when the transactions occurred. Revenues and expenses are remeasured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of non monetary assets, which are remeasured at the rates of exchange in effect when the respective assets were acquired. Transaction gains and losses on monetary assets and liabilities arising from the remeasurement are included in the determination of net income (loss) in the period such gains and losses arise.

        The amounts obtained from the remeasurement process referred to above are translated into Chilean pesos following the provisions of SFAS No. 52. Assets and liabilities are translated at the current selling exchange rate of Chilean pesos 654.79, 718.61 and 593.8 to US$1.00 as of December 31, 2001, 2002 and 2003, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the monthly average exchange rate during the period. Translation effects of exchange rate changes are included as a cumulative translation adjustment in shareholders' equity.

        The effect of the restatement is shown in the table below:

	Year ended December 31 2001 ThCh$	year ended December 31 2002 ThCh$
U.S. GAAP net income as previously reported	10,578,578	(4,757,068)
Adjustment to Chilean GAAP net income (note 35)	3,138,513	2,834,887
Impact of restatement for change in functional currency	40,337,577	43,049,122
Tax effect from previous year	(3,266,113)	(2,817,622)

U.S. GAAP net income as restated (Note 37v)	50,788,555	38,309,319

Earnings per share under U.S. GAAP as previously reported (in Chilean pesos)	1.9208	(0.8386)
Earnings per share under U.S. GAAP restated (in Chilean pesos)	8.9531	6.7532
Diluted per share under U.S. GAAP as previously reported (in Chilean pesos)	3.977
Diluted earnings per share under U.S. GAAP restated (in Chilean pesos)	8.9874
	2001 ThCh$	2002 ThCh$
U.S. GAAP Shareholder's equity as previously reported	479,265,446	468,681,290
Adjustment to Chilean GAAP net income (note 35)	3,138,513	5,973,400
Impact of restatement for change in functional currency	(150,250,233)	(79,861,358)

U.S. GAAP Shareholder's equity as restated (Note 37v)	322,153,726	394,793,332

c) Revaluation of property, plant and equipment:

        Under Chilean GAAP, certain property, plant and equipment are reported in the financial statements at amounts determined in accordance with a technical revaluation performed in 1986, as discussed in Note 8b). The difference between the book value at the technical revaluation date and the revalued amount is included in equity as a surplus, and is subject to adjustments for price-level restatement and depreciation. Under U.S. GAAP, property, plant and equipment is carried at historical cost. The effects of the reversal of this revaluation, as well as of the related accumulated depreciation and depreciation expense for the periods presented are shown in paragraph (v) below.

d) Deferred income taxes:

        Under Chilean GAAP, on January 1, 2000, the Company recorded income taxes in accordance with Technical Bulletin No. 60 of the Chilean Association of Accountants, recognizing, using the liability method, the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities. Upon adoption, a contra asset or liability ("complementary accounts") was recorded offsetting the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000, the adoption date of Technical Bulletin No. 60. The complementary accounts are amortized to income over the estimated average reversal periods corresponding to the underlying temporary differences to which the deferred tax asset or liability relates.

        Under U.S. GAAP, the accounting is similar, however, at the adoption date of Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes, the change in accounting principle is immediately recorded through the income statement as a "Cumulative Effect of a Change in Accounting Principle". Therefore, in U.S. GAAP, the amortization of the complementary accounts created under Chilean GAAP is reversed.

e) Intangibles:

        Under Chilean GAAP, the Company's balance sheets include net intangible assets relating to the transfer of revalued assets from the Company's predecessor, Compañía Chilena de Distribución Eléctrica S.A., at the time of the Company's formation. Under U.S. GAAP, such intangible assets would have been recorded at the predecessor's historical cost before technical revaluation. The effects of adjusting the Company's equity (for the intangible asset net of accumulated amortization, inclusive of the accumulated price-level restatement) and the Company's income statement (for the annual amortization charge) are included under paragraph (t) below.

        In 2001, a provision was made in order to cover the contingent loss that the Company expected would be generated on the disposal of Oilgener Inc. Such loss was equivalent to the net book value of this investment (as well as other investments that were in the process of being sold at December 31, 2001). The investment included a seismic database owned by Oilgener Inc. consisting of well data related to properties in Chile and Argentina. The seismic data base was the main asset of Oilgener Inc. and at December 31, 2001 represented 96.6% of the net book value of this investment. This seismic date base was sold in 2002. Under U.S. GAAP, such an intangible asset was net recorded. Consequently a provision was not necessary as the asset was not recognized. As a result, the provision for the loss to be incurred on the sale of Oilgener Inc. that was made in Chilean GAAP in 2001 has been reversed in paragraph (v) below.

f) Staff severance indemnities:

        Pursuant to agreements between the Company and its employees, the Company has committed to provide a lump sum payment to each employee with more than five years of service at the end of his or her employment. Under Chilean GAAP, the Company records the present value of the liability, calculated based on total expected service, current salary levels of all employees covered by such agreements with more than five years of service, and a discount rate of 8%. Under U.S. GAAP, this arrangement is considered to be a pension plan, and the liability should be measured by projecting future expected severance payments using an assumed salary progression rate and discounting the resulting amounts to their present value. In practice, the Company believes that the salary progression rate will not differ significantly from the general inflation rate. The application of U.S. GAAP would not have produced results materially different from the acceptable method under Chilean GAAP. As a result, the effects of these differences have not been included in paragraph (v) below.

        However, as of January 1, 2002, the Company changed the interest rate used for determining the present value of the provisions for the staff severance indemnities, reducing it from 10% to 8%. The effect of this change at the beginning of 2002 amounted to ThCh$88,896, which was recorded as a deferred asset to be amortized over 10 years. Under U.S. GAAP, the effect of reducing the discount rate to 8% has been charged to income in the year ended December 31, 2002. In the year ended December 31, 2003, the difference between U.S. GAAP and Chilean GAAP results from the reversal of the amortization of the deferred asset recorded under Chilean GAAP.

g) Capitalized interest:

        Under Chilean GAAP, all interest on debt associated with a construction project is capitalized, including interest, price-level restatement and, with respect to foreign currency borrowings, foreign currency translation gains and losses. Interest is capitalized based on the Company's weighted average interest rate on long-term debt, or if applicable, the interest rate related to specific borrowings. Interest capitalization ends when the property or equipment is ready for service or its intended use.

        Under U.S. GAAP, the Company reverses those amounts capitalized due to foreign currency exchange gains and losses and the related monetary gain on foreign currency borrowings for construction costs for purposes of reconciling to U.S. GAAP.

        Additionally, under U.S. GAAP, the capitalization of interest on qualifying assets under construction is required, regardless of whether interest is associated with debt directly related to a project. The effect of the capitalization and the related depreciation expense of this difference are included in paragraph (v) below.

h) Goodwill and negative goodwill:

        Under Chilean GAAP, goodwill is amortized over a maximum of twenty years. Under U.S. GAAP, for business combinations initiated up to June 30, 2001, goodwill was capitalized and amortized on a straight-line basis over a period not exceeding 40 years. In June, 2001, the FASB issued SFAS No. 141, "Business Combinations" ("SFAS No. 141") which addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. Under U.S. GAAP, the Company adopted SFAS No. 141 for business combinations initiated after June 30, 2001. In June, 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 142 addresses the accounting for goodwill and other intangible assets subsequent to a business acquisition. SFAS No. 142 requires that intangible assets with finite useful lives be amortized over their estimated useful lives and that goodwill and other intangible assets with indefinite useful lives not be amortized, but rather tested, at least annually, for impairment Effective December 31, 2001, the provisions of SFAS No. 142 were applied to goodwill and other intangible assets acquired prior to June 30, 2001. The reversal of the amortization of goodwill generated in Chilean GAAP in 2002 and 2003 has been included in paragraph (v) below.

i) Investments in related companies (difference between cost and equity method):

        The Company has a series of investments that represent an interest of less than 20% in certain companies (Gasoducto GasAndes S.A., Gasoducto GasAndes (Argentina) S.A. and CDEC-SIC Ltda.). Under Chilean GAAP, these investments have been accounted for under the equity method, because it is presumed that an investor, whose investment in voting stock is more than 10%, has the ability to exercise significant influence over an investee. Under U.S. GAAP, these investments would generally be accounted for at cost less any non-temporary impairment in value, as it presumed that the investor has the ability to exercise significant influence, if the investor owns 20% to 50% of the voting common stock. The effects of this difference are included in paragraph (v) below.

j)      Foreign exchange contracts not effective as hedges:

        As of December 31, 1993, the Company held foreign exchange contracts to transfer its Yen-denominated construction commitments to U.S. dollars. Under Chilean GAAP, the Company accounted for these contracts as ineffective hedges and recorded them at the lower of cost or market. During 1994, these contracts were settled, resulting in a loss that was deferred and is being amortized over the period that the related construction costs are depreciated. For U.S. GAAP purposes, foreign exchange contracts would have been marked-to-market through earnings. The difference reflects the reversal of amortization recorded under Chilean GAAP for U.S. GAAP purposes. The effects of the above differences are included under paragraph (v) below.

k)    Effect of U.S. GAAP adjustments in related Companies accounted for under the equity method:

        The principal U.S. GAAP adjustments affecting the Company's equity-method investees are:

  i)
  Capitalization of interest cost that is not capitalized under Chilean GAAP.

  ii)
  Accounting for deferred tax assets and liabilities.

  iii)
  The deferred tax effects of the U.S. GAAP adjustments.

  iv)
  Accounting for forward exchange contracts.

  v)
  Reversal of a provision for maintenance of fixed assets.

  vi)
  Accounting for amortization of deferred costs of a prepaid loan.

  vii)
  Amortization of goodwill.

        The effect of these differences is included under paragraph (v) below.

l)      Complementary pension plan and post-retirement benefits:

        Pension and post-retirement benefits are recorded under Chilean GAAP in a comparable manner to U.S. GAAP. However, under Chilean GAAP, the Company capitalizes unrecognized actuarial gains and losses, whereas under U.S. GAAP, the Company adopted a policy to recognize actuarial gains and losses immediately in the income statement. Additionally, under Chilean GAAP, additional minimum liabilities, if any, are recorded as charges in the income statement while under U.S. GAAP, an additional liability that exceeds unrecognized prior service cost is reported in other comprehensive income. Lastly, as of January 1, 2002, the Company changed the interest rate used for determining the present value of the provisions for its supplementary pension benefit plan, reducing it from 10% to 8%. The effect of this change at the beginning of 2002 amounted to ThCh$585,136, which was recorded as a deferred asset to be amortized over 10 years. Under U.S. GAAP, the effect of reducing the discount rate to 8% has been charged to income in the year ended December 31, 2002. In the year ended December 31, 2003, the reversal of the amortization of the deferred asset recorded under Chilean GAAP results in an additional difference.

m)   Recognition of a loss from an analysis of the Impairment of Long-Lived Assets:

        Under Chilean GAAP, long-lived assets are subject to impairment tests when circumstances indicate that impairment may exist. In determining whether impairment exists, the Company evaluates whether the operating revenue of the entity will be sufficient to cover its costs including depreciation (Technical Bulletin No. 33). The entity revenues are estimated based on its undiscounted cash flows.

        Under U.S. GAAP, long-lived assets are also subject to periodic impairment tests when circumstances indicate that impairment may exist. In determining whether impairment exists, however, the Company groups its assets at the lowest level of identifiable cash flows. If an asset's (or asset group's) carrying amount exceeds the sum of the undiscounted cash flows that are expected to be generated from the use and eventual disposition of the asset, an impairment loss is recognized for an amount equal to the amount by which the asset's carrying amount exceeds its fair value, which is generally measured based on discounted cash flows.

        On March 2, 2001, the Company entered into an agreement with TotalFinaElf to sell four Argentine investments. Notwithstanding the fact that the agreement was signed after December 31, 2000, an impairment was recorded at such date under U.S. GAAP because management had the authority to sell the investments and committed to a plan to dispose of the assets, as required by APB Opinion No. 30th "Reporting of Results of Operations-Reporting the Effects of Disposal of a Segment of a Business" ("APB 30").

        In November 2001, TotalFinaElf purchased two of the four Argentine investments, resulting in a loss for Chilean GAAP. Accordingly, the loss on impairment already recorded in 2000 for USGAAP is reversed in the 2001 reconciliation of net income. The remaining two investments have not been sold and are no longer planned to be sold. For this reason, in accordance with

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived assets," these investments are considered to be held and used.

        In addition, in 2001, a U.S. GAAP impairment test was performed on the Company's Termoandes generation plant and transmission line, which showed that the Chilean side of the transmission line owned by Gener was impaired. Accordingly, an impairment loss was recorded at December 31, 2001 under U.S. GAAP for this asset.

        An impairment loss was also recorded in 2001 under U.S. GAAP in connection with the investments in Explotaciones Sanitarias S.A., Ecogener S.A. and Compañía Carbones del Cesar Ltda. No loss was recorded under Chilean GAAP for Explataciones Sanitarias S.A. or Ecogener S.A. until they were sold in 2002. Additionally, an impairment loss was not recorded for Compania Carbones del Cesar Ltda. under Chilean GAAP until 2002 when the Company received an offer from a third party indicating that such an impairment occurred. Accordingly, the loss that was recorded in 2002 for Chilean GAAP is reversed in the 2002 reconciliation of net income to U.S. GAAP.

n)    Reversal of contingent gain

        In December 1999, AES Gener filed a lawsuit against Hidroeléctrica Guardia Vieja S.A. and Hidroeléctrica Aconcagua S.A. for their alleged contractual performance default related to an energy capacity sales contract. On December 14, 2001, the arbitrator accepted the Company's claims and the defendants were ordered to fulfill the contract. Under Chilean GAAP, based on the arbitrator's acceptance of the lawsuit filed by Gener, the Company recorded into income in 2001 a portion of the gain contingency equal to ThCh$3,058,871. The Company recorded only a portion of the gain contingency, because on January 7, 2002, the defendants filed an appeal that is being studied by the Supreme Court. Under U.S. GAAP, this gain contingency would not be recorded until it is realized. The effect of this difference is included in paragraph (v) below.

o)    Reclassification of account receivable from main shareholder

        On February 28, 2001, AES Gener and Inversiones Cachagua Ltda. signed a contract for a mercantile current account whose balance is in U.S. dollars and, accrues interest every 30 days at LIBOR plus a spread, and has a final maturity date on February 28, 2004.

        AES Gener transferred ThCh$302,095,088 to Inversiones Cachagua Ltda. in the above mentioned mercantile current account. Such amount came from proceeds of the sale of investments in Argentina and in Chile. According to a board of directors' agreement dated July 30, 2001, these funds were transferred to the principal shareholder and charged to the mercantile current account instead of distributing them as interim dividends, as there was no certainty that the Company would be able to generate the profits needed to cover such interim dividends.

        Under Chilean GAAP, the mercantile account current account receivable balance is classified as an asset, as it is subject to indexation, accrues interest and has a maturity date, however, under U.S. GAAP, it is shown as a deduction from shareholders' equity as a "Note Receivable from Shareholder." In addition, interest and exchange differences accrued each year associated with this note have been reclassified from income to shareholders' equity, net of the payments of ThCh$29,883,305 received in 2003. The effect of this matter is included in paragraph (v) below.

p)    Interest rate swap

        In 1998, the Company entered into an interest rate swap, whereby it receives variable interest payments and pays fixed interest payments in order to convert variable rate debt into fixed rate debt. Under Chilean GAAP, the Company has recorded the interest expense as incurred and the fair value of the swap has not been recorded.

        Under U.S. GAAP, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" was adopted by the Company as of January 1, 2001. SFAS No. 133 established accounting and reporting standards for derivative instruments, including embedded derivatives, and for hedging activities. SFAS No. 133 requires that all derivatives be recognized as either assets or liabilities in the consolidated balance sheet and measured at fair value. Depending on the documented designation of a derivative instrument, any change in fair value is recognized either in income or shareholders' equity (as a component of accumulated other comprehensive income ("OCI")).

        The Company has designated its interest rate swap as a cash flow hedge, and accordingly has recognized changes in its fair value in other comprehensive income. Gains and losses on cash flow hedge transactions reported in other comprehensive income, and the transition adjustment reported by the Company as a cumulative effect type adjustment of accumulated other comprehensive income, are reclassified to earnings in the same period that the related cash flows of the hedged transaction affect earnings.

        SFAS No. 133 also prescribes requirements for designation and documentation of hedging relationships and ongoing retrospective and prospective assessments of effectiveness in order to qualify for hedge accounting. Hedge accounting is considered to be appropriate if the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is 80% to 125% effective at offsetting the change in fair value due to the hedged risk of the hedged item or transaction. Measurement of amounts to be recorded in income due to ineffectiveness of hedges are based on the dollar-offset method as required by SFAS No. 133.

        The effects of the differences in the method of recording this cash flow hedge are included in paragraph (v) below.

q)    Forward exchange contracts

        The Company has forward exchange contracts between the U.S. dollar and the Chilean peso. Under Chilean GAAP, these forward exchange contracts are recorded at fair value with the changes in the fair value recorded as unrealized gains and losses. These derivatives are considered cash flow hedges of forecasted transactions (future sales of energy to regulated customers price-adjusted every six months by the fluctuation in the U.S. dollar exchange rate during that same period, while most of the energy costs are fixed in U.S. dollars). The initial premium or discount on these contracts is deferred and amortized over the life of the contract.

        Under U.S. GAAP, these forward exchange contracts are also valued at fair value, with the initial premium or discount deferred and amortized over the life of the contract. However, as the Company's formal documentation at the inception of the hedge did not qualify for hedge accounting treatment, the changes in the fair value of these derivatives are recognized through the income statement.

r)     Minimum dividend

        As required by the Chilean Corporations Law, unless otherwise decided by the unanimous vote of the holders of issued and paid-in shares, a Company must distribute a cash dividend in an amount equal to at least 30% of the Company's net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses. Since the payment of the 30% dividend from each year's income is a legal requirement in Chile, a provision has been made in the accompanying U.S. GAAP reconciliation in paragraph (v) below to recognize the corresponding decrease in shareholders? equity as of December 31 of the year ended included in the reconciliation to which the net income under Chilean GAAP relates.

s)     Asset retirement obligation

        The Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations", effective January 1, 2003. Under SFAS No. 143, entities are required to record the fair value of a legal liability for an asset retirement obligation ("ARO") in the period in which it is incurred. When a new liability is recorded, the entity capitalizes the costs of the liability by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. At retirement, an entity settles the obligation for its recorded amount or incurs a gain or loss.

        With the adoption of SFAS No. 143, the Company recorded an ARO asset of ThCh$141,396, net of accumulated amortization of ThCh$89,253, and a deferred tax asset of ThCh$41,812. The net amount initially recognized as a result of applying SFAS No. 143 was ThCh$204,142, which was recorded as a cumulative effect of a change in accounting principle. The remaining difference of ThCh$14,101 results from the 2003 accretion of the ARO liability and depreciation of the ARO asset, which was recorded within costs of goods sold.

t)     Property, plant and equipment construction penalties received

        During 2000, the Company received penalty payments from a contractor for the late completion of a project to build a combined cycle power plant. Under Chilean GAAP, the penalty payments were recognized as income within the income statement.

        Under U.S. GAAP, the payments were treated as a reduction in the asset value. This asset was sold in 2001, thereby resulting in the gain on disposal under U.S. GAAP. The effect of these differences is included in paragraph (v) below.

u)    Discontinued operations

        In 2001 the Company decided to divest the following subsidiaries: Oilgener Inc., Explotaciones Sanitarias S.A, Ecogener S.A., and Carbones del Cesar, for which an impairment loss was recognized under US GAAP as explained in paragraph (l) above. However, these subsidiaries did not qualify as "discontinued operations" under APB. 30, The adoption of SFAS No. 144 on January 1, 2002 changed the definition of "discontinued operations" to include operations of a "component" of an entity as defined in conjunction with SFAS No. 131. SFAS No. 144 required reclassification in all year financial statements presented of such defined "discontinued operations". Such reclassifications have been made in the reconciliation included in paragraph (v).

        Oilgener Inc., Explotaciones Sanitarias S.A, and Ecogener S.A. were sold in 2002. Carbones del Cesar, however, has not been disposed of as of December 31, 2003 and was reclassified as held and used as the Company did not meet the requirement to complete the sale within the one-year period under SFAS No. 144.

v) Effects of conforming to U.S. GAAP:

        The adjustments to reported net income required to conform with accounting principles generally accepted in the United States are as follows:

	Year ended December 31,
	2001 ThCh$ (As restated note 37b)	2002 ThCh$ (As restated note 37b)	2003 ThCh$ (As restated note 37a)
Net income as reported under Chilean GAAP	(2,091,444)	35,575,450	53,678,463
Charge to income for the mark-to-market adjustment on treasury lock agreements (a)	—	—	(985,242)
Reversal of additional depreciation of technical revaluation (paragraph (c))	1,686,493	1,687,514	1,312,755
Reversal of technical revaluation of fixed assets retired during the year (paragraph (c)):
—Cost	—	83,911	(51,324)
—Accumulated depreciation	—	(49,500)	72,287
Asset retirement obligation (paragraph (s))	—	—	(14,101)
Property, plant and equipment construction penalties received (paragraph (t))	11,324,895	—	—
Capitalized interest (paragraph (g))	(903,749)	(85,826)	(936,466)
Recognition of a loss from an analysis of Impairment of Long-Lived Assets (paragraph (m))	3,484,658	3,545,873	—
Intangibles (paragraph (e))	196,060	(789,385)	196,059
Charge to income of subsidiary development stage deficit	(123,158)	—	—
Effect of U.S. GAAP adjustments on investments in related companies (paragraph (k))	(1,359,236)	568,806	(780,710)
Difference between equity and cost method of accounting for investments (paragraph (i))	(619,997)	(488,466)	(490,852)
Reversal of provision for loss on sale of Oilgener Inc. (paragraph (e))	3,877,011	—	—
Goodwill (paragraph (h))	272,862	361,028	447,381
Negative goodwill (paragraph (h))	(1,722,120)	—	—
Reversal of contingent gain (paragraph (n))	(3,058,871)	—	—
Staff severance indemnities (paragraph (f))	—	(88,696)	8,870
Complementary pension and post-retirement benefits (paragraph (l))	(380,971)	(585,136)	(171,060)
Reclassification of additional minimum liability, net of tax (paragraph (l))	—	661,423	(516,466)
Deferred tax effects of U.S. GAAP adjustments	(712,049)	(1,222,548)	375,011
Adjustment to deferred income taxes (paragraph (d))	28,612,199	(6,990,451)	(2,740,476)
Interest rate swap (paragraph (p))	92,799	(856,017)	(1,103,856)
Forward exchange contracts (paragraph (q))	(1,986,454)	1,984,535	(11,711)
Foreign exchange contracts not effective as hedges (paragraph (j))	10,237	10,236	10,236
Interest on account receivable from main shareholder, net of tax (paragraph (o))	(5,991,303)	(26,794,263)	(15,896,650)
Deferred tax effects resulting from change in functional currency (paragraph (b))	(3,266,113)	(2,817,622)	(3,787,785)
Reversal of price level restatement (paragraph (b))	(320,447)	4,436,012	8,741,391
Transactions gains and losses resulting from change in functional currency (paragraph (b))	33,027,610	25,161,872	(6,607,275)
Reclassification of discontinued operations (paragraph (u))	10,290,814	3,161,015	—
Effect of minority interest on US GAAP adjustments	(22,578,250)	(9,369)	117,620
Effect of minority interest on remeasurement adjustment	2,308,069	(640,816)	18,538
Effect of change in functional currency on equity method investees	9,307,913	5,124,839	(11,150,635)

Income from continuing operations	59,377,457	40,944,419	19,734,002

(Loss) on discontinued operations, net of tax benefit of ThCh$1,701,912 in 2001 and ThCh$525,915 in 2002 (paragraph (u))	(8,588,902)	(2,635,100)	—

Income in accordance with U.S. GAAP before cumulative effect of change in accounting principle	50,788,555	38,309,319	19,734,002

Cumulative effect of change in accounting principle for SFAS No. 143, net of tax of ThCh$41,812 in (paragraph (s))	—	—	(204,142)

Net income in accordance with U.S. GAAP	50,788,555	38,309,319	19,529,860

Other comprehensive income
Cumulative translation adjustment	69,555,321	31,595,484	(61,674,231)
Cash flow hedge (paragraph (p))	(5,624,171)	(3,619,755)	3,297,374
Additional minimum liability (paragraph (l))	—	(661,423)	661,423

Comprehensive income (loss) in accordance with U.S. GAAP	114,719,705	65,623,625	(38,185,574)

        The adjustments required to conform shareholders' equity amounts to U.S. GAAP are as follows:

	Years ended December 31,
	2002 ThCh$ (As restated note 37b)	2003 ThCh$ (As restated note 37a)
Shareholders' equity as reported under Chilean GAAP	784,777,752	808,603,884
Charge to income for the mark-to-market adjustment on treasury lock agreements (a)	—	(985,242)
Reversal of technical revaluation of property, plant and equipment (paragraph (c)):
Cost	(41,593,156)	(41,644,481)
Accumulated depreciation	29,662,113	31,047,155
Asset retirement obligation (paragraph (s))	—	(260,054)
Capitalized interest, net of depreciation (paragraph (g))	19,440,627	18,504,161
Recognition of a loss from an analysis of the Impairment of long-lived Assests (paragraph (m))	(23,382,386)	(23,382,386)
Intangibles (paragraph (e))	(1,765,614)	(1,569,555)
Effect of U.S. GAAP adjustments on investments in related companies (paragraph (k))	(1,455,632)	(2,293,255)
Difference between equity and cost accounting for investments (paragraph (i))	130,005	(360,847)
Goodwill (paragraph (h))	2,581,494	3,085,789
Staff severance indemnities (paragraph (f))	(88,696)	(79,826)
Complementary pension and post-retirement benefits (paragraph (l))	(585,136)	(611,239)
Interest rate swap (paragraph (p))	(15,071,171)	(11,102,143)
Forward exchange contract (paragraph (q))	(1,919)	(13,630)
Foreign exchange contracts not effective as hedges (paragraph (j))	(225,199)	(214,963)
Reversal of contingent gain (paragraph (n))	(3,058,871)	(3,058,871)
Deferred tax effects of U.S. GAAP adjustments	1,174,338	(3,978,469)
Adjustment to deferred income taxes (paragraph (d))	(49,001,169)	(51,741,648)
Reclassification of account receivable from main shareholder (paragraph (o))	(210,872,302)	(196,885,647)
Accrual for minimum dividends (paragraph (r))	(10,672,635)	(16,945,584)
Reversal of price level restatement (paragraph (b))	(260,894,045)	(243,562,615)
Cumulative translation adjustment (paragraph (b))	101,150,806	39,476,573
Effect of change in functional currency on equity method investees (paragraph (b))	14,432,752	3,282,117
Transactions gains and losses resulting from change in functional currency (paragraph (b))	58,189,483	51,582,207
Effect of minority interest on US GAAP adjustment	254,640	372,260
Effect of minority interest on remeasurement adjustment	1,667,253	1,685,792

Shareholders' equity in accordance with U.S. GAAP	394,793,332	358,949,483

        The following summarizes the changes in shareholder's equity under U.S. GAAP during the years ended December 31, 2002 and 2003:

	Years ended December 31,
	2002 ThCh$ (As restated note 37b)	2003 ThCh$ (As restated note 37a)
Balance at January 1 (restated for 2001)	332,153,726	394,793,332
Reclassification of Interest on account receivable from main shareholder	26,794,263	15,896,650
Reclassification of Account receivable from main shareholder	(33,741,800)	—
Payments of account receivable from main shareholder	—	(29,883,305)
Accrual for minimum dividends	(10,672,635)	(6,272,950)
Chivor additional minimum liability, net of tax	(661,423)	661,423
Cash flow hedge, net of tax	(3,619,755)	3,297,374
Cumulative translation adjustment	31,595,484	(61,674,231)
Price level adjustment	14,636,153	22,601,330
Net income in accordance with U.S. GAAP	38,309,319	19,529,860

Balance at December 31	394,793,332	358,949,483

Condensed Financial Statements

	As of December 31,
ASSETS	2002 ThCh$ (As restated note 37b)	2003 ThCh$ (As restated note 37 a)
Current assets
Inventories	25,145,789	13,876,383
Other current assets	108,770,290	105,877,842

Total current assets	133,916,079	119,754,225

Non-current assets
Net property, plant and equipment	1,209,763,599	961,252,926
Other non current assets	229,480,108	148,194,132

Total other non-current assets	1,439,243,707	1,109,447,058

TOTAL ASSETS	1,573,159,786	1,229,201,283

LIABILITIES
Current Liabilities	276,781,324	187,085,484

Long-Term Liabilities
Long-term bank liabilities	237,573,498	169,589,268
Bonds payable	545,743,670	454,306,799
Other non-current liabilities	113,097,189	53,992,429

Total long-term liabilities	896,414,357	677,888,496

Total liabilities	1,173,195,681	864,973,980

Minority interest	5,170,773	5,277,820

TOTAL SHAREHOLDERS' EQUITY	394,793,332	358,949,483

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,573,159,786	1,229,201,283

	Year ended December 31,
	2001 ThCh$ (As restated note 37b)	2002 ThCh$ (As restated note 37b)	2003 ThCh$ (As restated note 37a)
INCOME STATEMENT:
Operating revenues	376,011,493	358,375,024	315,392,619
Operating costs and expenses:
Cost of sales	(232,720,344)	(221,051,670)	(203,292,895)
Selling, general and administrative expenses	(28,141,499)	(19,917,720)	(15,196,034)

Operating Income	115,149,650	117,405,634	96,903,690

Interest expense	(75,803,955)	(76,115,852)	(50,629,801)
Other income (expense)	13,079,372	9,398,475	3,110,353
Other expense	(2,142,502)	(7,130,551)	(7,059,872)
Foreign exchange gain (loss)	4,831,177	8,016,838	(18,634,863)

Income before income taxes	55,113,742	51,574,544	23,689,507
Income taxes	18,005,296	(13,028,422)	(9,690,846)

Income before minority interest and equity in earnings	73,119,038	38,546,122	13,998,661
Minority interest	(21,650,159)	(2,539,087)	(1,677,531)
Equity in earnings of affiliated companies	7,908,578	4,937,384	7,412,872

Income from continuing operations	59,377,457	40,944,419	19,734,002

Discontinued Operations, net of tax	(8,588,902)	(2,635,100)	—

Income before cumulative effect of change in accounting principle	50,788,555	38,309,319	19,734,002
Cumulative effect of change in accounting principle, net of tax	—	—	(204,142)

Net income	50,788,555	38,309,319	19,529,860

  Condensed Cash flows:

        Information for inclusion in the statement of cash flows required by U.S. GAAP including the cash flow information of Hidroneuquén S.A. and development-stage companies, which are not consolidated under Chilean GAAP, is as follows:

	For the year ended December 31,
	2001 ThCh$ (As restated note 37b)	2002 ThCh$ (As restated note 37b)	2003 ThCh$ (As restated note 37a)
Net cash flow provided by operating activities	22,654,566	73,196,949	118,459,902
Net cash flow provided by (used in) investing activities	297,012,309	(3,539,876)	(1,674,941)
Sales of permanent investments(1)	289,176,376	4,959,478	11,676
Net cash flow (used in) financing activities	(322,939,729)	(99,434,250)	(91,577,407)
Loan to main shareholder(1)	(171,193,374)	—	—
Proceeds from issuance of shares(1)	111,043,076	6,975	—
Dividends paid(1)	(148,396,793)	(2,990,810)	(31,356,233)
Repayment of loans(1)	(108,172,275)	(86,447,003)	(65,197,506)
Increase (decrease) in cash and cash equivalents	(3,272,854)	(29,777,177)	25,207,554
Cash and cash equivalents at the beginning of the year	65,456,688	63,723,746	39,953,640
Exchange difference	1,539,912	6,007,071	(8,002,286)

Cash and cash equivalents at end of year	63,723,746	39,953,640	57,158,908

(1)
These items consist of those which exceed 10% of the net cash flow provided by operating activities averaged for the last three years.

        For the purposes of the U.S. GAAP statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents:

	December 31,
	2001 ThCh$	2002 ThCh$	2003 ThCh$
Cash	43,171,250	4,517,560	3,413,411
Time deposits that are cash equivalents	16,634,844	22,538,232	10,012,004
Other deposit instruments that are cash equivalents(1)	3,917,652	12,897,848	43,733,493

Total cash and cash equivalents	63,723,746	39,953,640	57,158,908

(1)
These items consist of investments made for cash management purposes with original maturities of less than three months and are included on the balance sheet with similar investments with longer terms in "Other current assets". See Note 7.

Supplementary Cash Flow information

	Year ended December 31,
	2001 ThCh$	2002 ThCh$	2003 ThCh$
Interest paid, net of capitalized interest	69,195,057	72,897,710	46,845,197
Taxes paid	59,763	170,806	72,047

w)   Accumulated other comprehensive income

        In accordance with SFAS No. 130, "Reporting Comprehensive Income" the Company reports a measure of all changes in shareholder's equity that result from transactions and other economic events of the period other than transactions with owners ("comprehensive income"). Comprehensive income is the total net income and other non-owner equity transactions that result in changes in net equity. The components of other comprehensive income are reported net of the related tax effects.

The following represents accumulated other comprehensive income balances as of December 31, 2002 and 2003.

	2002
	Effect of US GAAP ThCh$
	Cumulative translation adjustment (As restated note 37b)	Cash flow hedge	Chivor additional minimum/ liability	Accumulated other comprehensive income (As restated note 37b)
Beginning balance	69,555,321	(5,624,171)	—	63,931,150
Credit (charge) for the period	31,595,484	(3,619,755)	(661,423)	27,314,306
Ending balance	101,150,805	(9,243,926)	(661,423)	91,245,456

Related tax effect	—	(1,949,099)	(356,151)	(2,305,250)

	2003
	Effect of US GAAP ThCh$
	Cumulative translation adjustment	Cash flow hedge	Chivor additional minimum/ liability	Accumulated other comprehensive income
Beginning balance	101,150,805	(9,243,926)	(661,423)	91,245,456
Credit (charge) for the period	(61,674,232)	3,297,374	661,423	(57,715,435)
Ending balance	39,476,573	(5,946,552)	—	33,530,021

Related tax effect	—	1,775,509	356,151	2,305,250

II.     Additional Disclosure Requirements:

  a)
  Earnings per share

  1)
  Basic earnings per share

	Year ended December 31,
	2001 (As restated note 37b)	2002 (As restated note 37b)	2003 (As restated note 37a)
Income from continuing operations	10.4672	7.2177	3.4787
Loss on discontinued operations	(1.5141)	(0.4645)	—
Cumulative effect of change in accounting principle	—	—	(0.036)

Basic earnings per share	8.9531	6.7532	3.4427

Weighted average number of shares outstanding (in thousands)	5,672,743	5,672,753	5,672,753
    2)
    Diluted earnings per share

        As described in note 21, AES Gener placed ThUS$499,944 (ThCh$296,866,742) in convertible bonds during 1998 and 1999; ThUS$23,305 (ThCh$13,838,509) had been converted into shares for the year ended December 31, 2001.

        Diluted earnings per share for the year ended December 31, 2001 are as follows (the calculation for December 31, 2002 and 2003 has not been included as the effect would have been anti-dilutive on the income from continuing operations line):

	Year ended December 31, 2001 (As restated note 37b)
	Numerator	Denominator	Per Share
Income from continuing operations	59,377,457	5,672,743	10.4672
Loss on discontiunued operations	(8,588,902)	5,672,743	(1.5141)

Net income available to shareholders	50,788,555	5,672,743	8.9531

Assumed conversion of convertible bonds	20,767,371	2,289,068	9.0724
Income from continuing operations	80,144,828	7,961,811	10.0662
Loss on discontiunued operations	(8,588,902)	7,961,811	(1.0788)
Diluted earnings per share	71,555,926	7,961,811	8.9874

  b)
  Income taxes:

        The provision for income taxes differs under Chilean GAAP from the charge calculated in accordance with U.S. GAAP, as a result of the following differences:

	2001
	Chile ThCh$	Colombia ThCh$	Argentina ThCh$	Dom. Rep. ThCh$	Total ThCh$
Current income taxes as determined under Chilean GAAP	657	65,989	2,203,914	774,864	3,045,424
Deferred income taxes as determined under Chilean GAAP	3,275,879	257,266	470,693	—	4,003,838
U.S. GAAP adjustments: (As restated—note 37b)
Deferred tax effect applying SFAS No. 109	1,133,165	5,808,024	(35,553,388)	—	(28,612,199)
Deferred tax effect of U.S. GAAP adjustments	(4,932,266)	(21,309)	3,963,713	—	(989,862)
Deferred tax effect in remeasuring	3,266,113	—	—	—	3,266,113
Adjustments for remeasurement	(420,522)	—	—	—	(420,522)
Discontinued operations	1,701,912	—	—	—	1,701,912

Expense (benefit) for the period under U.S GAAP	4,024,938	6,109,970	(28,915,068)	774,864	(18,005,296)

	2002
	Chile ThCh$	Colombia ThCh$	Argentina ThCh$	Dom. Rep. ThCh$	Total ThCh$
Current income taxes as determined under Chilean GAAP	—	209,102	48,365	731,913	989,380
Deferred income taxes as determined under Chilean GAAP	10,997,017	(7,740,055)	(2,582,930)	—	674,032
U.S. GAAP adjustments: (As restated—note 37b)
Deferred tax effect applying SFAS No. 109	746,167	6,056,137	188,147	—	6,990,451
Deferred tax effect of U.S. GAAP adjustments	963,760	—	(267,128)	—	696,632
Deferred tax effect in remeasuring	2,817,622	—	—	—	2,817,622
Adjustments for remeasurement	334,390	—	—	—	334,390
Discontinued operations	525,915	—	—	—	525,915

Expense (benefit) for the period under U.S GAAP	16,384,871	(1,474,816)	(2,613,546)	731,913	13,028,422

	2003
	Chile (As restated note 37a) ThCh$	Colombia ThCh$	Argentina ThCh$	Dom. Rep. ThCh$	Total (As restated note 37a) ThCh$
Current income taxes as determined under Chilean GAAP	139,886	10,584	—	676,240	826,710
Deferred income taxes as determined under Chilean GAAP	414,366	3,776,187	(268,875)	—	3,921,678
U.S. GAAP adjustments:
Deferred tax effect applying SFAS No. 109	261,578	2,387,785	91,113	—	2,740,476
Deferred tax effect of U.S. GAAP adjustments	(288,268)	—	(86,743)	—	(375,011)
Deferred tax effect in remeasuring	3,787,784	—	—	—	3,787,784
Adjustments for remeasurement	(1,210,791)	—	—	—	(1,210,791)

Expense (benefit) for the period under U.S. GAAP	3,104,555	6,174,556	(264,505)	676,240	9,690,846

        Deferred tax assets (liabilities) as of balance sheet dates are summarized as follows:

	2002			2003
	SFAS No. 109 applied to Chilean GAAP Balances	SFAS No. 109 Applied to US GAAP Adjustments (As restated note 37b)	Total Deferred Taxes under SFAS No.109 (As restated note 37b)	SFAS No. 109 applied to Chilean GAAP Balances	SFAS No. 109 Applied to US GAAP Adjustments (As restated note 37a)	Total Deferred Taxes under SFAS No.109 (As restated note 37a)
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Deferred income tax assets:
Tax loss carry forwards (1)	36,611,792	—	36,611,792	47,051,224	—	47,051,224
Impairment of long-lived assets	—	3,975,005	3,975,005	—	3,975,006	3,975,006
Provision allowance
Cash flow hedge	—	4,975,303	4,975,303	—	3,586,144	3,586,144
Forward exchange contracts	—	327	327	—	2,317	2,317
Discount on bonds payable	3,946,412	—	3,946,412	5,928,549	—	5,928,549
Pension	—	114,552	114,552	—	73,481	73,481
Other	438,490	819,614	1,258,104	444,281	731,708	1,175,989

Total deferred income tax assets	40,996,694	9,884,801	50,881,495	53,424,054	8,368,656	61,792,710

Deferred income tax liabilities:
Staff severance indemnities	(92,897)	—	(92,897)	(143,486)	—	143,486
Amortization of intangibles	(300,155)	—	(300,155)	(266,824)	—	(266,824)
Depreciation	(97,254,846)	—	(97,254,846)	(99,256,030)	—	(99,256,030)
Capitalized interest.	—	(3,304,907)	(3,304,907)	—	(3,145,707)	(3,145,707)
Other	(1,590,585)	38,284	(1,552,301)	(5,291,558)	36,544	(5,255,015)
Adjustment to deferred income taxes for change in functional currency	—	(5,443,840)	(5,443,840)	—	(9,237,962)	(9,237,962)

Total deferred income tax liabilities	(99,238,483)	(8,710,463)	(107,948,946)	(104,957,898)	(12,347,125)	(117,305,023)

Net deferred tax liabilities from application of SFAS No. 109	(58,241,789)	1,174,338	(57,067,451)	(51,533,844)	(3,978,469)	(55,679,804)

(1)
Tax loss carryforwards relate to Chilean entities and to Energy Trade and Finance Corporation In accordance with the current enacted tax law in Chile, tax losses may be carried forward indefinitely.

        The provision for income taxes differs from the amount of income tax determined by applying the applicable local statutory income tax rate to pretax income, calculated in accordance with U.S. GAAP, as a result of the following differences:

	December 31,
	2001 ThCh$ (As restated note 37b)	2002 ThCh$ (As restated note 37b)	2003 ThCh$ (As restated note 37a)
Pretax income (loss) in accordance with U.S GAAP	55,113,742	51,574,544	23,689,507
Statutory tax rate	16.00%	16.50%	17.00%
Statutory tax rate applied to pretax income (loss)	8,818,199	8,509,800	4,027,217
Statutory tax rate of foreign subsidiaries income (loss)	720,066	(4,240,684)	(20,498,325)
Price-level adjustments	(12,255,460)	(10,499,264)	(7,334,274)
Equity in earnings in related companies	4,967,006	593,040	15,685,087
Goodwill	(183,193)	(164,185)	(128,013)
Permanent differences arising from U.S GAAP adjustments	2,378,892	(4,711,831)	(3,612,091)
Tax loss in the sale Hidroneuquen in excess of the book loss	15,883,598	—	—
Others	(687,831)	(1,994,590)	2,169,553
Discontinued operation	(1,635,981)	(520,708)	—

Effective income tax rate	18,005,296	(13,028,422)	(9,690,846)

  c)
  Segment information:

  1.
  Information by business segments

        AES Gener operates in four reportable segments. The Company aggregated Gener, Energia Verde, Santiago, and Norgener operating segments related to the power generation plants located in different regions of Chile into one reportable segment, Chilean Operations. The Argentinian Operations consist of the Argentinian subsidiaries Termoandes S.A. and Interandes S.A. engaged principally in the generation and transmission of electricity. Chivor is the Colombian subsidiary that operates a hydroelectric power generation plant. The Other segment includes the international operations and all Chilean operations engaged in activities other than generation of electricity.

        The Company's segment information is presented in accordance with Chilean GAAP. The principal measurement differences between Chilean GAAP and U.S. GAAP as they relate to the Company are the result of differences in the accounting for: (i) functional currency, (ii) price-level adjustments, (iii) investments accounted for under the equity methods; and (iv) difference between cost and equity method. Management uses Chilean GAAP operating profit/(loss) before depreciation as its measure of segment profitability. In the tables below, this measure is referred to as segment operating profit.

        The following table summarizes segment and geographic information (Chilean GAAP):

Year ended December 31, 2001 ThCh$	Chilean Operations	Argentinian Operations	Chivor	Others	Total
Revenues from external customers	265,958,282	1,145,075	71,769,736	22,120,693	360,993,786
Revenues from transactions with other operating segments of the same enterprise	71,180,422	47,868,953	14,348	5,888,494	124,952,217
Interest income	2,945,776	968,983	758,906	12,928,453	17,602,118
Interest expense	(8,466,171)	(13,359,929)	(23,150,886)	(29,322,446)	(74,299,432)
Depreciation	(28,664,455)	(7,636,597)	(9,415,296)	(1,234,814)	(46,951,162)
Segment operating profit	116,394,931	(17,939,957)	32,237,512	19,654,636	150,347,122
Price level restatement	5,039,050	(19,651,081)	(18,132,165)	7,038,562	(25,705,634)
Total assets	1,151,613,159	285,840,812	476,409,571	12,770,094	1,926,633,636
Earning from equity-method investees	—	(983,541)	—	1,551,487	567,946
Capital expenditures	20,323,244	556,835	189,430	1,672,674	22,742,182
Year ended December 31, 2002 ThCh$	Chilean Operations	Argentinian Operations	Chivor	Others	Total
Revenues from external customers	289,757,470	7,046	81,698,657	2,793,336	374,256,509
Revenues from transactions with other operating segments of the same enterprise	88,116,136	30,677,978	85,071	1,815,002	120,694,187
Interest income	33,818,130	735,060	1,358,294	403,695	36,315,179
Interest expense	(39,028,607)	(13,233,473)	(21,179,020)	(843)	(73,441,943)
Depreciation	(31,407,067)	(9,303,475)	(9,359,978)	(22)	(50,070,542)
Segment operating profit	162,089,286	(10,125,664)	36,092,190	2,185,039	190,240,851
Price level restatement	14,217,454	(12,794,402)	(19,737,886)	208,037	(18,106,797)
Total assets	1,125,899,958	279,793,610	482,573,916	15,275,341	1,903,177,554
Earning from equity-method investees	(84,946)	(300,115)	—	—	(385,061)
Capital expenditures	(10,969,243)	(38,149)	(160,727)	—	(11,168,119)
Year ended December 31, 2003 ThCh$	Chilean Operations	Argentinian Operations	Chivor	Others	Total
Revenues from external customers	281,163,429	17,593	78,714,068	2,436,801	362,331,891
Revenues from transactions with other operating segments of the same enterprise	91,083,239	29,756,952	74,056	—	120,914,247
Interest income	20,812,994	332,519	1,278,263	369,745	22,793,521
Interest expense	(33,635,421)	(10,696,562)	(10,523,151)	(140)	(54,855,274)
Depreciation	(30,504,626)	(7,720,869)	(7,755,093)	(2)	(45,980,590)
Segment operating profit	142,541,825	(8,986,268)	37,006,235	2,436,804	172,998,596
Price level restatement	(68,111,374)	3,428,232	51,990,213	(913,371)	(13,606,300)
Total assets	1,024,559,601	218,296,870	400,090,280	14,098,992	1,657,045,743
Earning from equity-method investees	9,817,045	—	—	—	9,817,045
Capital expenditures	(1,855,860)	(246,253)	(509,244)	—	(2,611,357)

2.     Reconciliation of reportable segment totals to consolidated totals

	Year Ended December 31, 2001 ThCh$	Year Ended December 31, 2002 ThCh$	Year Ended December 31, 2003 ThCh$
Segment operating profit	150,347,122	190,240,851	172,998,596
Depreciation	(46,951,162)	(50,070,543)	(45,980,590)
Chilean GAAP operating profit	103,395,960	140,170,308	127,018,006

d)    Investments in related companies:

        The following tables show the condensed financial information of related companies accounted for using the equity method. All amounts are in thousands of constant Chilean pesos of December 31, 2003 purchasing power.

        The condensed information shown here has been taken from the companies' financial statements prepared in accordance with Chilean GAAP. For the overall effect that the application of U.S. GAAP has on the financial statements of these companies, see paragraph 1(j) in Note 37 above.

EMPRESA ELECTRICA GUACOLDA S.A.

	December 31,
	2001 ThCh$	2002 ThCh$	2003 ThCh$
Percentage interest	50.00%	50.00%	50.00%
Current assets	16,067,593	18,519,264	31,677,318
Non-current assets	216,059,173	207,392,226	204,371,605

Total assets	232,126,766	225,911,490	236,048,923

Current liabilities	23,398,143	89,459,259	28,704,917
Non-current liabilities	127,975,913	54,062,917	109,165,650

Total liabilities	151,374,056	143,522,176	137,870,567

Net sales	57,517,560	63,977,136	63,405,091
Gross profit	15,562,798	24,329,366	17,014,619
Net income (loss)	(9,254,626)	1,636,604	15,789,043

EMPRESA GENERADORA DE ELECTRICIDAD ITABO S.A.

	December 31,
	2001 ThCh$	2002 ThCh$	2003 ThCh$
Percentage interest	25.01%	25.01%	25.01%
Current assets	59,927,044	45,711,961	53,403,081
Non-current assets	194,817,714	233,430,084	193,808,337

Total assets	254,744,758	279,142,045	247,211,418

Current liabilities	9,226,494	25,374,780	33,789,057
Non-current liabilities	6,516,759	6,443,380	6,245,696

Total liabilities	15,743,253	31,818,160	40,034,753

Net sales	107,802,390	94,169,007	82,324,928
Gross profit	14,546,906	4,789,521	17,216,890
Net income (loss)	7,751,333	(7,332,534)	4,832,061

e)    Short-term and long-term liabilities

        The Company has potentially enforceable non-compliance events under the terms of loan agreements entered into by TermoAndes and InterAndes with a syndicate of banks led by Deutsche Bank. To date, Deutsche Bank has not exercised, nor are they starting to exercise, any of such rights. The boards of directors of TermoAndes and InterAndes believe that Deutsche Bank would not benefit from exercising such rights. TermoAndes and InterAndes are currently gathering the evidence needed to obtain a waiver from Deutsche Bank, and management has no reason to believe such evidence would not satisfy the requirements necessary to maintain the debts as long-term obligations. However, under U.S. GAAP, because of the potential lack of compliance with contract covenants, the related debts have been reclassified in their entirety as short-term liabilities at December 31, 2002 and December 31, 2003.

        The following table presents the approximate annual maturities of debt for the years after 2003:

ThCh$
2004	117,397,895
2005	320,178,834
2006	264,747,847
2007	7,175,742
2008	7,003,264
Thereafter	24,790,380

Total	741,293,962

f)     Disclosure regarding the fair value of financial instruments and derivative financial instruments:

        In accordance with SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", information is provided about the fair value of certain financial instruments for which it is practicable to estimate that value.

        For the purposes of SFAS No. 107, the estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation.

        There are certain limitations inherent in the fair value data since while the data represents management's best estimates, the data is subjective, involving significant estimates regarding current economic and market conditions. The methods and assumptions used to estimate the fair values are as follows:

        For cash, short-term deposits and investments, and current receivables and payables, the carrying amounts approximate the fair value due to the short-term maturity of these instruments.

        For interest earning assets and interest bearing liabilities, which are contracted at variable interest rates, the book value is considered to be equivalent to their fair value.

        For financial instruments where an active secondary market exists, the fair value is determined by reference to the quoted market price at the respective balance sheet date.

        For interest earning assets with an original maturity of more than one year, the fair values is calculated by discounting contractual cash flows at the current market origination rates for financial instruments with similar terms.

        For the Company's long-term fixed rate debt, the contractual cash flows were discounted at prevailing interest rates at the balance sheet dates.

	Book value 2002 ThCh$	Estimated fair Value 2002 ThCh$	Book value 2003 ThCh$	Estimated fair Value 2003 ThCh$
Assets
Cash and cash equivalents	4,562,737	4,562,737	3,413,411	3,413,411
Time deposits	22,763,614	22,763,614	10,131,263	10,131,263
Trade accounts receivable	33,987,117	33,987,117	29,367,132	29,367,132
Money market funds	5,056,585	5,056,585	4,789,841	4,789,841
Other investments	16,041,436	16,041,436	46,129,938	46,129,938
Liabilities
Short-term debt	70,561,009	75,496,968	117,397,895	163,046,683
Long-term debt	919,730,561	884,509,945	623,896,067	576,238,164
Derivative financial instruments(1)	25,120,099	25,120,099	19,357,412	19,357,412

(1)
AES Gener enters into forward exchange swaps, interest rate swaps, foreign currency forward contract agreements, and treasury lock agreements in order to hedge its exposure to non-U.S. dollar foreign currency and interest rate fluctuations related to long-term bank liabilities, forecast transactions for financial restructuring, and Bonds payable. The Company also, from time to time enters into foreign currency exchange contracts to transfer its exposure in U.S. dollars to an exposure in UF. The Company's accounting policy for such contracts is described in Note 1.

        The Company is exposed to credit related losses in the event of non-performance by counterparties to these financial instruments, but does not expect any counterparties to fail to meet their obligations given their high credit ratings. The credit exposure of foreign exchange contracts is represented by the fair value of contracts with a positive fair value at the reporting date.

        The notional amounts, carrying amounts and fair values of these contracts are as follows:

				As of December 31, 2003
	As of December 31, 2002			Notional Amount ThCh$ (As restated note 37a)	Carrying Amount ThCh$ (As restated note 37a)	Fair Value ThCh$ (As restated note 37a)
	Notional amount ThCh$	Carrying Amount ThCh$	Fair Value ThCh$
Forward exchange swaps	8,295,760	8,293,841	8,293,841	2,383,600	2,369,970	2,369,970
Interest rate swap	149,197,326	16,826,258	16,826,258	101,018,251	12,439,400	12,439,400
Treasury lock agreements	—	—	—	118,760,000	985,242	985,242
Foreign currency forward contracts	—	—	—	3,383,800	3,562,800	3,562,800

Total	157,493,086	25,120,099	25,120,099	225,545,651	19,357,412	19,357,412

        The amounts of credit risk to which the Company is exposed in the event of the nonperformance by counterparties under these agreements is shown by the fair values of the gross amounts receivable by the Company in the above table.

g)    Disclosure regarding interest capitalization:

	Year ended December 31,
	2001 ThCh$	2002 ThCh$	2003 ThCh$
Interest cost incurred	74,299,432	73,441,943	54,855,274
Interest capitalized under Chilean GAAP	652,569	108,870	147,712
Interest capitalized under U.S. GAAP	652,569	926,793	147,712

h)    Employee Benefit Plans

        Gener and its subsidiaries sponsor various benefit plans for its current and retired employees. A description of such benefits are as follows:

  I. Staff Severance Indemnities

        Pursuant to agreements between the Company and its active employees, the Company has committed to provide a lump sum payment to each employee with more than five years of service, at the end of his or her employment, based upon total years of service.

        The provision for staff severance indemnities is calculated in accordance with the policy set forth in note 1(p), using the current salary levels and expected remaining years of service of all employees covered under the agreement and an assumed discount rate of 8%.

        The present value of the liability for staff severance indemnity as of December 31, 2002 and 2003 was ThCh$3,321,664 and ThCh$3,683,166, respectively. Amounts charged to income related to staff severance indemnities were ThCh$6,465,404, ThCh$496,665 and ThCh$192,333 for the years ended December 31, 2001, 2002 and 2003, respectively. Payments for the years ended December 31, 2001, 2002 and 2003 were ThCh$6,466,450, ThCh$665,411 and ThCh$35,214, respectively.

  II. Other Benefits for Retired Personnel

        Certain benefits are provided to only retired personnel. These benefits include electrical service rate subsidies, additional medical insurance and supplementary pension benefits. No active employees are entitled to these benefits when they retire. For the years ended December 31, 2001, 2002 and 2003, the Company paid ThCh$655,805, ThCh$312,045 and ThCh$698,291 respectively.

i)      Electrical service rate

        This benefit subsidizes a portion of the public rate charge that the distribution companies Chilectra and Chilquinta charge retired employees. The electric rate subsidies result in the eligible retired employees paying approximately 30% of their total monthly electricity costs, with Gener paying the difference.

ii)    Medical benefits

        This benefit provides supplementary health insurance. This benefit continues in the event of the death of the retiree, to cover the surviving spouse, and is measured assuming a trend for future medical costs.

iii)   Supplementary pension benefits

        Retired employees receive a monthly benefit designed to cover a portion, up to a maximum of 50%, of the difference between their salary at the point of retirement and the theoretical pension that would have been received had the employee reached the legal retirement age of the Institución de Previsión Social ("Institute of Social Welfare"). This benefit expires at the time of death of the retiree.

        Under US GAAP, pension and other post-retirement employee benefits have been accounted for in accordance with SFAS No. 87 and SFAS No. 106, respectively. The Company?s policy is to recognize actuarial gains and losses immediately in the income statement. The Company uses a December 31 measurement date for its employee benefit plans. The Company's employee benefit plans are unfunded. The accumulated benefit obligation was equal to the projected benefit at December 31, 2002 and 2003. In 2004 the Company expects to contribute ThCh$344,650 and ThCh$360,324 to its pension and post-retirement benefit plans, respectively.

The following data are presented under US GAAP for Gener's pension and post-retirement benefit plans:

	Pension Benefits		Other Benefits
Changes in Benefit obligations	2002 ThCh$	2003 ThCh$	2002 ThCh$	2003 ThCh$
Benefit obligations at January 1	(2,223,403)	(2,168,164)	(2,523,123)	(2,904,935)
Interest cost	(177,872)	(173,453)	(201,850)	(232,395)
Actuarial loss	(107,428)	(151,475)	(477,708)	(502,996)
Benefits paid	340,539	346,350	297,746	351,941

Benefit obligations at December 31	(2,168,164)	(2,146,742)	(2,904,935)	(3,288,385)

Funded Status of the Plans	(2,168,164)	(2,146,742)	(2,904,935)	(3,288,385)
Unrecognized net transition obligation	263,633	131,817	1,025,848	932,665

Net liability recorded under US GAAP	(1,904,531)	(2,014,925)	(1,879,087)	(2,355,720)

Amounts recognized in the statement of financial position consist of:
Accrued benefit liability	(2,168,164)	(2,146,742)	(1,879,087)	(2,355,720)
Intangible assets	263,633	131,817	—	—

Net liability recorded under US GAAP	(1,904,531)	(2,014,925)	(1,879,087)	(2,355,720)
Assumptions as of December 31
Discount rate	8%	8%	8%	8%
Components of net periodic benefit cost
Interest cost	(177,872)	(173,453)	(201,850)	(232,395)
Actuarial loss	(107,428)	(151,475)	(477,708)	(502,996)
Amortization of transition obligation	(131,816)	(131,816)	(93,259)	(93,183)

Net periodic benefit cost	(417,116)	(456,744)	(772,817)	(828,574)

        Assumed medical benefits cost trend rates have a significant effect on the amounts reported for the medical benefits plan. For measurement purposes, the medical inflation trend rate is estimated at 3%. A one-percentage-point change in assumed medical benefits cost trend rates would have the following effect:

	1 Percentage Point increase ThCh$	1 Percentage Point decrease ThCh$
Effect on total interest cost	2,287	(2,638)
Effect on post-retirement benefit obligations	228,691	(263,766)

        Pension Retirement Benefits—Chivor

        In addition to the benefits discussed above, Colombian law requires that benefits be paid to all retired employees who have reached certain requirements of age and length of service. In accordance with Law No. 100 of 1993, beginning April 1, 1994, Chivor has funded its obligation through payments made to the Instituto de Seguros Sociales ("Colombian Institute of Social Security") and other private pension funds. For retirees not covered by the provisions of Law

No. 100, (10 in 1998 and none in 1997), Chivor obtains an actuarial report each year updating the value of its pension obligation. During 2003, the plan was amended due to the enactment of Law No. 797. The law established a new system to determine the amount of the pension the Columbian Institute of Social Security is going to recognize. The plan amendment generated unrecognized prior service cost of ThCh$205,512. The amortization of the unrecognized prior service cost is based on the average remaining service life of active participants. Benefits covered in this reserve amount include monthly pension benefits, surviving-spouse pension benefits, Christmas bonuses and the additional one-month's pension benefit paid to retirees in June of each year. The Company uses a December 31 measurement date for its employee benefit plan. The plan is unfunded. The accumulated benefit obligation was ThCh$2,234,443 and ThCh$2,346,604 at December 31, 2003 and 2002, respectively. The Company expects to contribute ThCh$303,424 to its pension plan in 2004. The Company's policy is to recognize actuarial gains and losses immediately in the income statement. The following data is provided for Chivor's pension plan:

	Pension Benefits
	ThCh$ 2002	ThCh$ 2003
Benefit obligations at January 1	(1,554,023)	(2,154,344)
Service cost	(40,770)	(27,404)
Interest cost	(148,904)	(220,510)
Actuarial gain (loss)	(764,725)	176,522
Amendments	—	(205,512)
Benefits paid	187,505	221,424
Currency adjustments	166,573	(65,109)

Benefit obligations at December 31,	(2,154,344)	(2,274,933)
Funded status	(2,154,344)	(2,274,933)
Unrecognized prior service cost	—	185,447

Net liability recorded under US GAAP	(2,154,344)	(2,089,486)
Assumptions as of December 31
Discount rate	5%	5%
Rate of compensation increase	0.5%	0.5%

Components of net periodic benefit cost:
Service cost	40,770	27,404
Interest cost	148,904	220,510
Actuarial loss (gain)	764,725	(176,522)
Amortization of prior service cost	—	20,065

Net periodic benefit cost	954,399	91,457
Amounts recognized in the statement of financial position consist of:
Accrued benefit cost	(2,815,767)	(2,234,443)
Intangible asset	—	144,957
Accumulated other comprehensive income	661,423	—

Net amount recognized	(2,154,344)	(2,089,486)

i)      Restrictions on payment of dividends

        Under certain of the Company's debt agreements, restrictions exist on the ability of its subsidiaries to transfer funds to AES Gener through intercompany loans, advances, or cash dividends. The nature and amounts of these restrictions are disclosed in note 25.

j)      Pledges granted

        Gener Argentina S.A. has pledged to Banco Frances Uruguay S.A., its shares in InterAndes S.A. and TermoAndes S.A., to guarantee all of the existing financing contracts in these companies. In addition, Energy Trade and Finance Corporation has placed in trust its shares in Chivor, for the purpose of guaranteeing the contracted obligations of Chivor with respect to the Bank of America NT & S.A. As part of the financing obtained by our wholly-owned subsidiary Energía Verde S.A., in November 2001 AES Gener pledged all our shares in favor of Banco Crédito e Inversiones and Scotia Bank Sudamericano. The underlying assets are not reported separately in the statement of financial position because the secured parties are not permitted to sell or repledge the collateral held under the pledges.

        The carrying amounts of assets pledged as collateral is as follows:

	Percentage of Participation 2003	Net assets of subsidiary ThCh$
InterAndes S.A.	100%	21,105,752
TermoAndes S.A.	100%	72,391,805
Chivor S.A. E.S.P.	99.98%	202,947,550
Energía Verde S.A.	100%	25,089,701

        In addition to the above assets, as of December 31, 2003, our subsidiary Norgener had outstanding debt with Banco de Chile of ThCh$22,742,540 (ThUS$38,300), which was secured by certain fixed assets worth ThCh$57,361,080 (ThUS$96,600).

k)    Derivative instruments and hedging activities

        The Company enters into derivative financial instruments to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. All derivative instruments held or issued by the Company are economic hedges of existing or anticipated financial transactions. No derivatives are utilized for speculative purposes. The Company has entered into interest rate swap agreements to exchange variable rate interest payment obligations for fixed rate obligations without the exchange of the underlying principal amounts in order to manage interest rate exposures. As of December 31, 2003, Gener had swap agreements outstanding with an aggregate notional amount of ThCh$101,018 (ThUS$ 170,122) that expire in various amounts through September 28, 2007. The swap agreements have a fixed interest rate of 6.36 percent.

        In connection with the offering of Gener senior notes, the Company has entered into treasury lock agreements to lock in the underlying interest rate for the senior notes to be issued pursuant to its financial restructuring plan. As of December 31, 2003, the notional amount of these agreements was ThCh$118,760 (ThUS$200,000). The treasury lock agreements had an average fixed interest rate of 4.37 percent.

        The Company has entered into foreign currency swap agreements to hedge firm foreign currency commitments. The currency swap agreements mature from January 13, 2004 to March 10, 2004. The notional amounts were ThCh$3,383,800 at December 31, 2003. The currency swaps have terms that match the hedged exposure, thus no ineffectiveness is recorded. The interest rate swaps are designated as and are effective cash-flow hedges. The fair values of the swaps are recorded on the balance sheet, with changes in fair values included in other comprehensive income. The ineffective portion of the hedge is recorded into income in current-period earnings. The foreign currency swaps and treasury lock agreements have not been documented as hedges, and accordingly, changes in fair value are recognized in the income statement. The Company does not maintain any fair value hedges or hedges of a net investment in a foreign entity under US GAAP. No hedging relationships were de-designated during 2003.

        Hedge ineffectiveness is measured using the dollar-offset method. During 2003, hedge ineffectiveness for cash flow hedges resulted in ThCh$1,427,889 being recognized in the other non-operating expenses line in the consolidated financial statements. No portion of the derivative instruments gain or loss was excluded from the assessment of hedge effectiveness. The Company did not reclassify any amounts to earnings for forecasted transactions that did not occur.

        At December 31, 2003, the Company expects to reclassify approximately ThCh$1,437,167 of loss on derivative instruments, net of deferred taxes of ThCh$503,008 from accumulated other comprehensive income to earnings during the next twelve months due to the actual fulfillment of forecasted transactions.

l)      Asset Retirement Obligations:

        The Company adopted SFAS No. 143, "Accounting for Asset Retirement Obligations", effective January 1, 2003. Under SFAS No. 143, entities are required to record the fair value of a legal liability for an asset retirement obligation (ARO) in the period in which it is incurred. When a new liability is recorded, the entity capitalizes the costs of the liability by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. At retirement, an entity settles the obligation for its recorded amount or incurs a gain or loss.

        The Company evaluated its leased and owned assets. During this evaluation, the Company determined that it had legal obligations to return certain assets to their condition before the Company obtained ownership or use of the related asset. Gener has recorded an asset retirement obligation for its legal liability to restore the land at its Laja, Constitución and Mostazal plants.

        With the adoption of SFAS No. 143, the Company recorded an ARO asset of ThCh$141,396, net of accumulated amortization of ThCh$89,253, and a deferred tax asset of ThCh$41,812. The net amount initially recognized as a result of applying SFAS No. 143 was ThCh$204,142, which was recorded as a cumulative effect of a change in accounting principle.

  a)
  Pro forma asset retirement obligation:

Asset retirement obligation as of January 1, 2001	ThCh$289,384
Asset retirement obligation as of December 31, 2001	ThCh$330,820
Asset retirement obligation as of December 31, 2002	ThCh$387,350
  b)
  The reconciliation of the beginning and ending asset retirement obligation as of December 31, 2003 is as follows:

2003 ThCh$
Asset retirement obligation as of January 1, 2003	387,350
Accretion expense for liability	28,206
Currency adjustments	(56,412)
Asset retirement obligation as of December 31, 2003	359,144
  c)
  Had SFAS No. 143 been adopted on January 1, 2001, there would not have been a significant impact on basic or diluted earnings per share for any of the three years in the period ended December 31, 2003.

m)   Recently issued pronouncements

        In April 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No.149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No.133. SFAS No.149 is effective for contracts entered into or modified after June 30, 2003, except for SFAS No.133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, which should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of issued securities or other securities that do not yet exist should be applied to existing contracts as well as new contracts entered into after June 30, 2003. The adoption of SFAS No. 149 did not have a significant impact on the Company's results of operations, financial position or cash flows.

        In June 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 clarifies classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires classification of financial instruments within its scope as liabilities. Such financial instruments may include mandatory redeemable shares, financial instruments which embody an obligation to repurchase shares or require the issuer to settle the obligation by transferring assets, or financial instruments that embody an unconditional obligation, or, in certain circumstances, an unconditional obligation. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a significant impact on the Company's results of operations, financial position or cash flows.

        In November 2002, the FASB published FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45

expands on the accounting guidance of Statements No. 5, 57, and 107 and incorporates without change the provisions of FIN 34: "Disclosure of Indirect Guarantees of Indebtedness of Others and Interpretation of FASB Statement No. 5" which has been superseded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. FIN 45 also clarifies that at the time a company issues a guarantee, the Company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The provisions of FIN 45 are required to be applied on a prospective basis to guarantees issued or modified by the Company on January 1, 2003 and after. The expanded disclosure requirements of FIN 45 were effective for the year ended December 31, 2002. Except for the disclosure requirement, the adoption of FIN 45 did not have a significant impact on the Company's results of operations, financial position or cash flows.

        In December 2003, the FASB issued a revision to Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46R" or the "Interpretation"). FIN 46R clarifies the application of ARB No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. FIN 46R requires the consolidation of these entities, known as variable interest entities ("VIEs"), by the primary beneficiary of the entity. The primary beneficiary is the entity, if any, that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both.

        Among other changes, the revisions of FIN 46R (a) clarified some requirements of the original FIN 46, which had been issued in January 2003, (b) eased some implementation problems, and (c) added new scope exceptions. FIN 46R deferred the effective date of the Interpretation for public companies, to the end of the first reporting period ending after March 15, 2004, except that all public companies must at a minimum apply the provisions of the Interpretation to entities that were previously considered "special-purpose entities" under the FASB literature prior to the issuance of FIN 46R by the end of the first reporting period ending after December 15, 2003.

        The Company is evaluating whether the adoption of FIN 46 will have a material impact on its financial position, cash flows and results of operations. The Company did not enter into any transactions under the scope of FIN 46R after February 1, 2003.

        EITF Issue No. 01-08, "Determining Whether an Arrangement Contains a Lease." In May 2003, the EITF reached consensus in EITF Issue No. 01-08 to clarify the requirements of identifying whether an arrangement should be accounted for as a lease at its inception. The guidance in the consensus is designed to mandate reporting revenue as rental or leasing income that otherwise would be reported as part of product sales or service revenue. EITF Issue No. 01-08 requires both parties to an arrangement to determine whether a service contract or similar arrangement is, or includes, a lease within the scope of SFAS No. 13, "Accounting for Leases." Upon application of EITF Issue No. 01-08, the accounting requirements under the consensus could affect the timing of revenue and expense recognition, and revenues reported as supply, transportation and storage services may be required to be reported as rental or lease income. Should capital-lease treatment be necessary, purchasers of transportation and storage services in the arrangements would be required to recognize assets on their balance sheets. The consensus is being applied prospectively to arrangements agreed to, modified, or acquired in business combinations on or after January 1, 2004. Previous arrangements that would be leases or would contain a lease according to the consensus will continue to be accounted for as transportation and storage purchases or sales arrangements.

        The Company is currently evaluating the impact of the adoption of EITF Issue No. 01-08 on its consolidated results of operations, cash flows or financial position.

        EITF Issue No. 03-11, "Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, and Not Held for Trading Purposes". In July 2003, the EITF reached consensus in EITF Issue No. 03-11 that determining whether realized gains and losses on derivative contracts not held for trading purposes should be reported on a net or gross basis is a matter of judgment that depends on the relevant facts and circumstances and the economic substance of the transaction. In analyzing the facts and circumstances, EITF Issue No. 99-19, and Opinion No. 29, "Accounting for Nonmonetary Transactions," should be considered. EITF Issue No. 03-11 is effective for transactions or arrangements entered into after September 30, 2003. The Company is currently evaluating the impact of the adoption of EITF Issue No. 03-11 on its consolidated results of operations, cash flows or financial position.

        In December 2003, the Securities Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. SAB 104 updates portions of the interpretive guidance included in Topic 13 of the codification of Staff Accounting Bulletins in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The company believes it is following the guidance of SAB 104.

Schedule I

1)    PRESENTATION

        These financial statements have been prepared on the bases of accounting principles generally accepted in Chile.

AES GENER S.A.
Financial information of registrant (Parent Company)
(Restated for General Price-Level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh$) of December 31, 2003)

	As of December 31,
	2002 ThCh$ (As restated note 3)	2003 ThCh$
ASSETS
CURRENT ASSETS:
Cash	1,294,808	2,209,241
Time deposits	—	2,921,688
Marketable securities	1,796,083	255,570
Trade receivables	22,026,139	19,635,855
Notes receivable	21,139	21,150
Miscellaneous receivables	729,823	502,174
Notes and accounts receivable from related companies	10,420,761	186,118,786
Inventories	13,896,635	8,983,858
Recoverable taxes	109,510	108,644
Prepaid expenses	1,851,192	642,207
Deferred taxes	654,035	1,377,267
Other current assets	7,047,563	14,792,764

Total current assets	59,847,688	237,569,204

PROPERTY, PLANT AND EQUIPMENT:
Land	1,568,159	1,516,017
Construction and infrastructure	352,887,200	350,676,531
Machinery and equipment	392,446,599	393,889,849
Other property, plant & equipment	6,275,307	2,808,563
Technical revaluation	42,213,625	42,213,625
Less: Accumulated depreciation	(392,117,207)	(407,599,397)

Net property, plant and equipment, net	403,273,683	383,505,188

OTHER ASSETS:
Investments in related companies	484,536,047	509,492,697
Negative goodwill	7,496,812	6,426,603
Goodwill	(7,247,443)	(6,874,184)
Long-term receivables	26,897	5,790
Notes and accounts receivable from related companies	500,014,630	254,604,094
Deferred taxes	—	206,230
Intangibles	5,889,447	5,889,448
Amortization	(4,123,833)	(4,319,893)
Other	11,266,965	7,289,113

Total other assets	997,859,522	772,719,898

TOTAL ASSETS	1,460,980,893	1,393,794,290

AES GENER S.A.
Financial information of registrant (Parent Company)
(Restated for General Price-Level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh$) of December 31, 2003)

	As of December 31,
	2002 ThCh$ (as restated note 3)	2003 ThCh$
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Bond payables	11,271,048	9,190,063
Long-term debt due within one year	606,611	134,727
Dividends Payable	148,204	113,377
Accounts payable	15,366,729	15,903,922
Notes and accounts payable to related companies	37,396,765	37,731,751
Accruals	4,563,615	5,631,861
Withholdings	1,519,224	1,387,660

Total current liabilities	70,872,196	70,093,361

LONG-TERM LIABILITIES:
Bond payables	491,101,875	401,788,179
Notes and accounts payable to related companies	55,576,962	79,920,467
Notes payable	5,596	—
Accruals	53,813,861	32,794,115
Deferred taxes	4,050,890	—
Other long-term liabilities	781,761	594,284

Total long-term liabilities	605,330,945	515,097,045

SHAREHOLDERS' EQUITY:
Paid-in capital	660,615,361	660,615,361
Share premium	29,535,351	29,535,351
Other reserves	51,035,492	53,509,290
Future dividends reserve	4,877,585	5,292,019
Prior years	3,138,513	5,973,400
Net income	35,575,450	53,678,463

Total shareholders' equity	784,777,752	808,603,884

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,460,980,893	1,393,794,290

AES GENER S.A.
Financial information of registrant (Parent Company)
(Restated for General Price-Level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh$) of December 31, 2003)

	December 31,
	2001 ThCh$ (as restated note 3)	2002 ThCh$ (as resatated note 3)	2003 ThCh$
OPERATING REVENUE	229,196,352	241,399,880	229,590,527
OPERATING COSTS	(215,371,199)	(191,239,032)	(194,445,116)

OPERATING MARGIN	13,825,153	50,160,848	35,145,411
SELLING AND ADMINISTRATION EXPENSES	(15,535,415)	(9,955,170)	(8,883,575)

OPERATING PROFIT	(1,710,262)	40,205,678	26,261,836

NON-OPERATING INCOME
Financial income	12,723,821	33,412,263	20,199,229
Equity in earnings of related companies	28,357,631	31,454,883	118,593,310
Other non-operating income	85,038,949	3,705,245	1,513,011
Equity in loss of related companies	(84,290,782)	(28,425,380)	(1,005,672)
Amortization of goodwill	(588,489)	(785,179)	(647,230)
Financial expense	(29,511,349)	(31,684,693)	(28,346,815)
Other non-operating expenses	(33,983,710)	(25,112,913)	(11,405,368)
Monetary correction	(3,701,782)	(416,243)	(686,496)
Exchange difference	21,639,869	18,723,825	(76,052,236)

Non-operating expense	(4,315,842)	871,808	22,161,733

INCOME BEFORE INCOME TAX, MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL	(6,026,104)	41,077,486	48,423,569
INCOME TAX	1,725,315	(5,719,770)	4,881,635

INCOME (LOSS) BEFORE MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL	(4,300,789)	35,357,716	53,305,204

INCOME BEFORE AMORTIZATION OF NEGATIVE GOODWILL	(4,300,789)	35,357,716	53,305,204
AMORTIZATION OF NEGATIVE GOODWILL	2,209,345	217,734	373,259

NET INCOME (LOSS)	(2,091,444)	35,575,450	53,678,463

AES GENER S.A.
Financial information of registrant (Parent Company)
(Restated for General Price-Level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh$) of December 31, 2003)

CONSOLIDATED STATEMENTS OF CASH FLOWS 2003

	2001 ThCh$ (as restated note 3)	2002 ThCh$ (as restated note 3)	2003 ThCh$
Cash Flow from operating activities
Collection of accounts receivable	239,108,898	282,139,166	268,840,137
Financial income received	15,219,454	12,295,252	1,735,595
Dividends and other distributions received	24,335,836	13,526,014	7,440,172
Other income received	5,452,427	536,106	1,419,881
Payment to suppliers and personnel	(239,489,440)	(209,083,167)	(202,872,370)
Financial expenses	(28,508,413)	(32,950,382)	(30,471,018)
Payment for income taxes	(16,763)	(3,495)	(2,028)
Other expenses	(1,163,249)	(5,467,925)	(4,965,682)
VAT and other similar items paid	(12,172,646)	(12,265,853)	(8,607,589)

Net cash provided by operating activities	2,766,104	48,725,716	32,517,098

Cash Flow from financing activities
Borrowings from banks and others	26,616,624	14,114,881	—
Proceeds from other loans to related companies	—	17,097,531	26,160,747
Dividends paid	(152,330,022)	—	(29,730,082)
Repayment of loans	(26,937,290)	(13,771,976)	(446,305)
Repayment of bonds	(6,463,818)	(5,794,421)
Payment of costs associated with issuance of bonds	—	—	(220,722)
Other obligations to related companies	—	(9,055,773)	—

Other financing activities

Net cash used in financing activities	(159,114,506)	2,590,242	(4,236,362)

Cash flow from investing activities
Sales of property, plant and equipment	222,262	2,710,988	599,694
Sales of permanent investments	267,232,707	4,217,612	—
Proceeds from other loans to related companies	73,921,956	—	28,405,994
Sales of other instruments	9,671,589	808,098	—
Other investments revenues	23,382,239	—	12,662
Acquisition of fixed assets	(9,042,016)	(2,813,705)	(1,630,009)
Payment of capitalized interest	(481,840)	(610,649)	(194,485)
Permanent investments	(7,553,551)	(13,795,961)	(13,909,503)
Investment in financial instruments	(635,519)	(756,624)	(1,598,053)
Investments in Commercial paper
Other obligations to related companies	(205,023,269)	(70,353,505)	(28,651,703)
Other investing activities	(216,899)	(2,359,857)	—

Net cash provided by (used in) investing activities	151,477,659	(82,953,603)	(16,965,403)

Net increase (decrease) in cash and cash equivalents before the effects of price-level restatement	(4,870,743)	(31,637,645)	11,315,333
Price-level restatement of cash and cash equivalents	1,183,741	985,824	(1,395,077)

Net increase (decrease) in cash and cash equivalents	(3,687,002)	(30,651,821)	9,920,256
Cash and cash equivalents at beginning of year	44,470,070	40,783,069	10,131,248

Cash and cash equivalents at end of year	40,783,068	10,131,248	20,051,504

AES GENER S.A.
Financial information of registrant (Parent Company)
(Restated for General Price-Level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh$) of December 31, 2003)

RECONCILIATION BETWEEN NET CASH FLOWS
PROVIDED BY OPERATING ACTIVITIES AND NET
INCOME FOR THE YEAR

	2001 ThCh$ (as restated note 3)	2002 ThCh$ (as restated note 3)	2003 ThCh$
Net income (Loss)	(2,091,444)	35,575,450	53,678.463
(Gain) loss on sales of fixed assets	(222,262)	1,091,645	(599,694)
Gain on sale of investments	(78,493,974)	—	—
Loss on sale of investments	9,389,228	5,704,099	—
Adjustments to reconcile net income to net cash
Provided by operating activities
Depreciation	17,195,457	18,606,597	17,741,168
Amortization of intangibles	7,537,562	196,060	196,060
Provisions and write-offs	11,691,668	7,732,020	8,039,163
Equity share in net loss from investments in related companies	(28,357,631)	(31,454,883)	(118,593,310)
Equity share in net loss from investments in related companies	84,290,782	28,425,380	1,005,672
Amortization of goodwill	588,489	785,179	647,230
Amortization of negative goodwill	(2,209,345)	(217,734)	(373,259)
Net price-level restatement	(17,938,087)	(18,307,582)	76,738,732
Other credits to income that do not represent cash flow	(1,657,388)	(1,051,216)	—
Other debits to income that do not represent cash flow	4,071,777	2,854,493	1,725,165
Change in operating assets
(Increase) decrease of accounts receivable	(5,402,639)	(2,712,675)	(299,101)
(Increase) decrease of inventories	(3,074,725)	7,117,943	5,168,181
(Increase) decrease of other assets	26,355,725	(7,289,622)	(9,459,214)
Change in operating liabilities
Increase (decrease) of accounts payable to related companies	(17,210,546)	(4,477,068)	3,896,607
Increase of interest payable	1,445,553	(655,448)	(2,123,574)
Net increase of income taxes payable	(1,836,361)	5,912,050	(4,826,300)
Increase (decrease) of other accounts payables, net of VAT	(1,305,735)	891,028	(44,891)

Net cash provided by operating activities	2,766,104	48,725,716	32,517,098

AES GENER S.A.
Financial information of registrant (Parent Company)
(Restated for General Price-Level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh$) of December 31, 2003)

2)    SHAREHOLDERS' EQUITY

	Paid-in Capital ThCh$	Share Premium Account ThCh$	Other Reserves ThCh$	Future Dividends Reserve ThCh$	Retained Earnings ThCh$	Interim Dividends ThCh$	Subsidiary Development Stage Deficit ThCh$	Net Income For the period ThCh$
2001
Balance as of January 1	615,928,605	27,536,497	105,890,721	26,080,533	60,255,290	(2,877,218)	(670,262)	2,206,586
Distribution of earnings from last year	—	—	—	—	(1,340,894)	2,877,218	670,262	(2,206,586)
Issuance of shares, due to conversion of bonds	1,488	1,046	—	—	—	—	—	—
Capitalization of reserves	—	—	(67,448,654)	67,448,654	—	—	—	—
Subsidiary start-up accumulated deficit	—	—	—	—	—	—	(118,387)	—
Dividend payments	—	—	—	(86,024,114)	(58,914,396)	—	—	—
Other reserves	—	—	(2,536,857)	—	—	—	—	—
Currency translation adjustment	—	—	10,873,328	—	—	—	—	—
Price-level restatement	19,093,805	853,643	1,191,704	1,436,994	892,307	—	—	—
Net income for the period	—	—	—	—	—	—	—	(2,010,423)
Total	635,023,898	28,391,186	47,970,242	8,942,067	892,307	—	(118,387)	(2,010,423)
Balance at Dec. 31, 2001 restated	660,615,361	29,535,351	49,903,443	9,302,432	928,267	—	(123,158)	(2,091,444)
2002
Balances as of January, 1	635,023,898	28,391,186	47,970,242	8,942,067	892,307	—	(118,387)	(2,010,423)
Distribution of earnings from last year	—	—	—	(4,253,434)	2,124,624	—	118,387	2,010,423
Currency translation adjustment	—	—	1,120,841	—	—	—	—	—
Price-level restatement	19,050,717	851,736	1,439,107	140,659	90,508	—	—	—
Net income for the period	—	—	—	—	—	—	—	35,223,218
Total	654,074,615	29,242,922	50,530,190	4,829,292	3,107,439	—	—	35,223,218
Balance Dec. 31, 2002 restated	660,615,361	29,535,351	51,035,492	4,877,585	3,138,513	—	—	35,575,450
2003
Balances as of January 1,	654,074,615	29,242,922	50,530,190	4,829,292	3,107,439	—	—	35,223,218
Distribution of earnings from last year	—	—	2,636,863	29,779,536	2,806,819	—	—	(35,223,218)
Final dividends	—	—	—	(29,779,536)	—	—	—	—
Prior year adjustement	—	—	—	—	—	—	—	—
Currency translation adjustment	—	—	(144,607)	—	—	—	—	—
Price-level restatement	6,540,746	292,429	486,844	462,727	59,142	—	—	—
Net income for the period	—	—	—	—	—	—	—	53,678,463
Total	660,615,361	29,535,351	53,509,290	5,292,019	5,973,400	—	—	53,678,463
Balance at Dec. 31, 2003	660,615,361	29,535,351	53,509,290	5,292,019	5,973,400	—	—	53,678,463

        Dividends received from subsidiaries and affiliates are as follows:

Company	2001 ThCh$	2002 ThcH$	2003 ThCh$
New Caribbean Investment	3,518,083	816,244	897,251
Sociedad eléctrica Santiago	630,203	12,083,667	6,542,921
Explotaciones Sanitarias S.A.	193,847	174,743	—
Puerto Ventanas S.A.	2,294,533	356,432	—
Itabo S.A.	4,161,888	94,928	—
Ecogener	49,586	—	—
Gener Argentina S.A.	12,157,449	—	—
Gasandes S.A.	728,668	—	—
Agunsa S.A.	482,676	—	—
Portuaria Cabo Froward S.A.	118,902	—	—
Total	24,335,835	13,526,014	7,440,172

AES GENER S.A.
Financial information of registrant (Parent Company)
(Restated for General Price-Level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh$) of December 31, 2003)

3)    CORRECTION OF AN ERROR

        Subsequent to the filing of its December 31, 2002 and 2001 financial statements, the Company determined that an error was made in accounting for the accrual related to the deductible net loss for years 2001 and 2002, which resulted in a higher tax loss carryforward for those years.

        This increase in the tax loss carryforward resulted in the recognition of a higher deferred tax asset by ThCh$3,138,513 and ThCh$2,834,887 for the years 2001 and 2002, respectively.

        The Statutory report filed with the SVS for the year ended December 31, 2003 reflected this effect as an increase in beginning retained earnings as of December 31, 2003.

        For 20-F purposes the Company has modified the Chilean financial statements previously filed with the SVS to recognized the error as a deductible net loss in the years 2001 and 2002.

        A summary of the significant effects of the restatement is as follows:

	As of December 31, 2001		As of December 31, 2002
	As previously reported ThCh$	As restated ThCh$	As previously reported ThCh$	As restated ThCh$
Balance Sheet Data:
Deferred taxes	8,637,604	5,499,091	9,973,743	4,000,343
Total long term liabilities	801,302,141	798,163,628	981,569,534	975,596,134
Retained earnings	928,267	928,267	—	3,138,513
Net income for the year	(5,229,957)	(2,091,444)	32,740,563	35,575,450
Total Shareholders' equity	744,931,741	748,070,254	778,804,352	784,777,752
Income Statements:
Income taxes	(10,187,774)	(7,049,261)	(4,498,298)	(1,663,411)
Net income (loss)	(5,229,957)	(2,091,444)	32,740,563	35,575,450

AES GENER S.A.
Financial information of registrant (Parent Company)
(Restated for General Price-Level Changes and Expressed in Thousands of Constant
Chilean Pesos (ThCh$) of December 31, 2003)

4)    BONDS

Number of Instruments	Series	Amount of Issuance	Basis of Readjustment	Nominal Annual Interest rate %	Scheduled Maturity	Terms	Amortization payments	2003 ThCh$	Country of Placing Bonds
Bonds Payable short-term portion
	Unit	200,000,000	US	6.50	1/15/2006	Semiannually	Repayment of Principal due	3,545,051	Foreign
	LA1	659,900	US	6.00	03/01/2005	Semiannually	Repayment of principal due	7,815	Chile
	LA2	2,591,000	US	6.00	03/01/2005	Semiannually	Repayment of principal due	30,686	Chile
	LA3	15,705,000	US	6.00	03/01/2005	Semiannually	Repayment of principal due	186,000	Chile
	LA4	110,800,000	US	6.00	03/01/2005	Semiannually	Repayment of principal due	1,312,246	Chile
	LA5	273,000,000	US	6.00	03/01/2005	Semiannually	Repayment of principal due	3,233,241	Chile
	M	73,883,000	US	6.00	03/01/2005	Semiannually	Repayment of principal due	875.024	Foreign

Totals Short-Term								9,190,063

Bonds Long Term
	Unit	200,000,000	US	6.50	1/15/2006	Semiannually	Repayment of principal due	118,760,000	Foreign
	LA1	659,900	US	6.00	03/01/2005	Semiannually	Repayment of Principal due	391.849	Chile
	LA2	2,591,000	US	6.00	03/01/2005	Semiannually	Repayment of principal due	1,538,536	Chile
	LA3	15,705,000	US	6.00	03/01/2005	Semiannually	Repayment of principal due	9,325,629	Chile
	LA4	110,800,000	US	6.00	03/01/2005	Semiannually	Repayment of principal due	65,793,040	Chile
	LA5	273,000,000	US	6.00	03/01/2005	Semiannually	Repayment of principal due	162,107,400	Chile
	M	73,883,000	US	6.00	03/01/2005	Semiannually	Repayment of principal due	43,871,725	Foreign

Totals Long Term								401,788,179

AES Gener S.A. and Subsidiaries
Schedule II-Valuation and Qualifying Accounts
(in thousands of constant Chilean pesos of December 31, 2003)

	Balance at Beginning of period	Additions charged to costs and expenses	Deductions	Other		Balance at end of period
December 31, 2001
Allowance for doubtful Accounts receivable	2,511,867	1,207,259	6,780	—		3,712,346
December 31, 2002
Allowance for doubtful Accounts receivable	3,712,346	347,260	1,010,776	—		3,048,830
December 31, 2003
Allowance for doubtful Accounts receivable	3,048,830	1,295,577	2,368,293	538,122	(1)	1,437,992
December 31, 2001
Allowance for Inventories	331,949	226,324	54,480	—		503,793
December 31, 2002
Allowance for Inventories	503,793	179,381	469,205	—		213,969
December 31, 2003
Allowance for Inventories	213,969	3,797,603	124,658	—		3,886,914

(1)
Amounts classified as "other" consist of foreign currency translation adjustments.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Our by-laws do not provide for indemnification of liabilities of our directors or officers in their capacity as such. The AES Corporation, our parent company, maintains liability insurance for our directors and officers which insures against certain liabilities that directors and officers may incur in such capacities, including liabilities arising under the U.S. securities law, subject to certain exceptions.

EXHIBITS

  (a)
  The following documents are filed as part of this Registration Statement:

3.1	Amended and Restated By-laws of the Registrant, unofficial English translation. (1)
4.1
Indenture for US$400 million principal amount of 7.50% Senior Notes due 2014, among the Registrant, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company, as note registrar and Paying Agent. (1)
4.2	Registration Rights Agreement for US$400 million principal amount of 7.50% Senior Notes due 2014, between the Registrant and Deutsche Bank Securities Inc., as initial purchaser. (1)
4.3	Form of Indenture, dated as of January 26, 1996, between the Registrant and The Chase Manhattan Bank, as trustee. (6)
5.1	Opinion of Claro y Cía., Chilean legal counsel of the Registrant, with respect to the new notes. *
5.2	Opinion of Shearman & Sterling LLP, U.S. legal counsel of the Registrant, with respect to the new notes. *
8.1	Opinion of Shearman & Sterling LLP as to tax matters. *
8.2	Opinion of Claro y Cía. as to tax matters (included in Exhibit 5.1).
10.1	Credit Agreement among Chivor S.A. E.S.P., various financial institutions, Bank of America National Trust and Savings Association and BANCAMERICA Securities Inc. (5)
10.2	Second Amended and Waiver among Chivor S.A. E.S.P., various financial institutions and Bank of America, N.A. (8)
11.1	Earnings Per Share Calculation, (see note 37.II.a to our audited annual consolidated financial statements).
12.1	Computation of Ratio of Earnings to Fixed Charges of the Registrant. (1)
14.1	Code of Ethics, unofficial English translation. (2)
21.1	List of subsidiaries of the Registrant. (1)
23.1	Consent of Deloitte & Touche, Sociedad de Auditores y Consultores, Limitada. (1)

23.2	Consent of Claro y Cía., Chilean legal counsel of the Registrant (included in Exhibit 5.1).
23.4	Consent of Shearman & Sterling LLP, U.S. legal counsel of the Registrant (included in Exhibit 5.2).
24.1	Powers of Attorney (included on signature page to the Registration Statement).
25.1	Statement of Eligibility of Trustee on Form T-1. *
99.1	Form of Letter of Transmittal for the exchange of the Registrant's 7.50% Senior Notes due 2014. *
99.2	Form of Letter to Clients for the exchange of the Registrant's 7.50% Senior Notes due 2014. *
99.3	Form of Letter to Broker-Dealer for the exchange of the Registrant's 7.50% Senior Notes due 2014. *
99.4	Form of Exchange Agent Agreement, dated , 2004, between the Registrant and Deutsche Bank Trust Company Americas, as exchange agent. *

*
To be filed by amendment.

(1)
Filed herewith.

(2)
Incorporated by reference from the Registrant's Annual Report on Form 20-F for the year ended December 31, 2003, Registration No. 1-13210, previously filed with the SEC.

(3)
Incorporated by reference from the Registrant's Registration Statement on Form F-6, Registration No. 33-80778, previously filed with the SEC.

(4)
Incorporated by reference from the Registrant's Registration Statement on Form F-1, Registration No. 33-80776, previously filed with the SEC.

(5)
Incorporated by reference from the Registrant's Registration Statement on Form F-3, Registration No. 333-7056, previously filed with the SEC.

(6)
Incorporated by reference from the Registrant's Registration Statement on Form F-3, Registration No. 333-00206, previously filed with the SEC.

(7)
Incorporated by reference from the Registrant's Registration Statement on Form F-3, Registration No. 333-8934, previously filed with the SEC.

(8)
Incorporated by reference from the Registrant's Annual Report on Form 20-F for the year ended December 31, 2002, Registration No. 1-13210, previously filed with the SEC.

(9)
Incorporated by reference from the Registrant's Annual Report on Form 20-F for the year ended December 31, 2001, Registration No. 1-13210, previously filed with the SEC.

(b)
Financial Statement Schedules: None.

UNDERTAKINGS

        The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii)  to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii)  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of any of the registrant's annual reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that are incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of any of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes: (i) to respond to requests for information that are incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        The undersigned registrant hereby undertakes to supply by means of a post-effective amendment any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering.

        The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction and the company being involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act, AES Gener S.A. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile on August 18, 2004.

AES GENER S.A.
By:	/s/ FELIPE CERÓN
	Name:	Felipe Cerón
	Title:	Chief Executive Officer
By:	/s/ FRANCISCO CASTRO
	Name:	Francisco Castro
	Title:	Chief Financial Officer

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Felipe Cerón, Joseph Brandt, Andrés Gluski, Pablo Santamarina, Eduardo Dutrey, Francisco Castro and Cristián Antúnez and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this Registration Statement, including to sign, in the name and on behalf of the undersigned, this Registration Statement and any and all amendments thereto (including post-effective amendments) and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on August 18, 2004 in the capacities indicated:

Name	Title

/s/ FELIPE CERÓN Felipe Cerón	Chief Executive Officer
/s/ JOSEPH BRANDT Joseph Brandt	Chairman of the Board of Directors

/s/ ANDRÉS GLUSKI Andrés Gluski	Director
/s/ EDUARDO BERNINI Eduardo Bernini	Director
/s/ EDUARDO DUTREY Eduardo Dutrey	Director
/s/ JAVIER GIORGIO Javier Giorgio	Director
/s/ DANIEL YARUR Daniel Yarur	Director
/s/ RENÉ CORTÁZAR René Cortázar	Director
/s/ FRANCISCO CASTRO Francisco Castro	Chief Financial Officer
/s/ CRISTIÁN ANTÚNEZ Cristián Antúnez	Principal Accounting Officer
/s/ DONALD J. PUGLISI Donald J. Puglisi Puglisi & Associates Authorized Signatory	Authorized Representative in the United States

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TABLE OF CONTENTS
SUMMARY
THE COMPANY
THE EXCHANGE OFFER
THE NEW NOTES
SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
RISK FACTORS
Risk Factors Related to AES Gener
Risk Factors Related to Our Chilean Operations
Risk Factors Related to Our Colombian Operations
Risk Factors Related to Our Argentinean Operations
Risk Factors Related to Our Dominican Republic Operations
Risk Factors Related to the New Notes and the Old Notes
PRESENTATION OF FINANCIAL INFORMATION AND OTHER DATA
CALCULATION OF ECONOMIC INTEREST
TECHNICAL TERMS
STATISTICAL INFORMATION
SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS
EXCHANGE RATES
Observed Exchange Rate of Ch$ per US$ (1)
EXCHANGE CONTROLS
USE OF PROCEEDS
CORPORATE STRUCTURE
OUR RECENT DEBT RESTRUCTURING PLAN
CAPITALIZATION
RATIO OF EARNINGS TO FIXED CHARGES
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
SIC Plant Expansion Schedule
REGULATION OF ELECTRICITY GENERATION IN CHILE, COLOMBIA, ARGENTINA AND THE DOMINICAN REPUBLIC
Node Price and System Marginal Cost in the SIC (in US$/MWh)
Node Price and System Marginal Cost in the SING (in US$/MWh)
MANAGEMENT, CORPORATE GOVERNANCE AND EMPLOYEES
EMPLOYEES
PRINCIPAL SHAREHOLDERS
RELATED PARTY TRANSACTIONS
THE EXCHANGE OFFER
DESCRIPTION OF THE NEW NOTES
TAXATION
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
ENFORCEMENT OF CIVIL LIABILITIES
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
AES GENER S.A. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
AES GENER S.A. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (Restated for general price-level changes and expressed in thousands of constant Chilean pesos (ThCh$) as of March 31, 2004 and thousands of U.S. dollars, except as indicated)
AES GENER S.A. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
AES GENER S.A. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
AES GENER S.A. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AES GENER S.A. AND SUBSIDIARIES Notes to the Consolidated Financial Statements (Concluded)
AES GENER S.A. AND SUBSIDIARIES Notes to the Consolidated Financial Statements (Concluded)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AES GENER S.A. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
AES GENER S.A. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME
AES GENER S.A.AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CASH FLOWS
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES
POWER OF ATTORNEY